SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2007

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X               Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Annual Report 2006

Value Growth Opportunity Momentum

PRUDENTIAL

Directors’ report The directors’ report of Prudential plc for the year ended 31 December 2006 is set out on pages 1 to 81, and includes the sections of the Annual Report referred to in these pages.

Directors’ report	Other report to shareholders
83 Directors’ remuneration report
Overview
1 Prudential plc 2 Key performance indicators	96 Summary of statutory and supplementary IFRS and EEV basis results
3 Group financial highlights	Group financial statements
4 Chairman’s statement 6 Group Chief Executive’s review 10 Value 12 Growth 14 Opportunity 16 Momentum	98 Index to Group financial statements 99 Consolidated income statement 100 Statement of changes in equity 102 Consolidated balance sheet 104 Consolidated cash flow statement
Operating and financial review	Notes on the Group financial statements

19        Key performance indicators

22        Group overview

30        Business unit review:

            Insurance operations

30        United Kingdom

34        United States

37        Asia

            Asset management

42        Global

42        M&G

44        Asia Fund Management

45        PPM America

            Banking

46        Egg

47        Other corporate information

54        Risk management

67        Corporate responsibility review

105      Section A: Background and adoption of International Financial Reporting Standards (IFRS)

125      Section B: Summary of results

136      Section C: Group risk management

139      Section D: Life assurance business

176      Section E: Banking operations

181      Section F: Income statement notes

189      Section G: Financial assets and liabilities

200      Section H: Other information on balance sheet items

219      Section I: Other notes

240      Balance sheet of the parent company

241      Notes on the parent company financial statement

250      Statement of directors’ responsibilities in respect of the Annual Report and the financial statements

Corporate governance	251 Independent auditor’s report to the members
73 Corporate governance report 80 Board of directors

            of Prudential plc

252      European Embedded Value (EEV) basis supplementary information

256      Notes on the European Embedded Value (EEV) basis supplementary information

281      Statement of directors’ responsibilities in respect of the European Embedded Value (EEV) basis supplementary information

281      Independent auditor’s report to Prudential plc on the European Embedded Value (EEV) basis supplementary information

Additional information
282 Shareholder information 284 How to contact us

Directors' report: Prudential at a glance

Our brands

JACKSON

NATIONAL LIFE INSURANCE COMPANY

Jackson National Life Insurance Company (Jackson) is one of the largest life insurance companies in the United States with three million policies and contracts in force.

PRUDENTIAL

Prudential is a leading life and pensions provider in the United Kingdom.

Financial highlights

Comparisons are quoted at constant exchange rates

Jackson

- Record APE sales of £614 million were up 21 per cent on prior year. New business profit margin (% of APE) of 42 per cent up from 41 per cent in the prior year.
- EEV operating profit on continuing operations of £718 million, up 19 per cent on prior year in underlying terms.
- IFRS operating profit on continuing operations of £408 million, up 14 per cent on prior year.

Prudential

- APE sales grew one per cent in 2006 to £900 million.
- New business EEV grew nine per cent to £266 million.
- IFRS operating profit increased 25 per cent to £500 million in 2006.

Operations and products

Jackson

Jackson offers variable, fixed and fixed index annuities, as well as term and permanent life insurance and institutional products. Through its affiliates and subsidiaries, Jackson also provides asset management and retail brokerage services.

Jackson markets products in 50 states and the District of Columbia (in the State of New York through Jackson National Life Insurance Company of New York) through independent broker-dealers, independent agents, banks, regional broker-dealers and the registered investment adviser channel.

Jackson's investment portfolio manager, PPM America Inc., manages over US$74 billion of assets.

Customers
Three million policies and contracts in force

Staff
2,700

Location
Headquartered in Lansing, Michigan

Prudential

Retail products
- Annuities
- Corporate pensions
- With-profits and unit-linked bonds
- Savings and investments
- Protection
- Equity release
- Health insurance

Wholesale products
- Bulk annuities
- Annuity back-books

Product distribution channels
- Business to business (consulting actuaries and benefit advisers)
- Partnerships (affinities and banks)
- Independent financial advisers
- Multi-tie panels
- Direct to customers (telephone, internet and mail)

Customers
More than seven million

Staff
6,000

Locations
Dublin, London, Mumbai, Reading, Stirling

egg™

On 29 January 2007 we announced that we had entered into a binding agreement to sell Egg Banking plc, our UK banking business, to Citi. Under the terms of the Agreement, the consideration payable is £575 million in cash subject to adjustment to reflect any change in net asset value between 31 December 2006 and completion. The transaction is subject to regulatory approvals and is expected to complete by the end of April 2007. Details of Egg's performance during 2006 can be found in this Annual Report.


Bismarck
Appleton
Lansing
Chicago
New York
New Jersey
Denver
Santa Monica
Tampa
Dublin
Derby
Dudley
London
Reading
Milan

PRUDENTIAL

M&G INVESTMENTS

M&G is Prudential’s UK and European fund manager with £164 billion of funds under management as at 31 December 2006.

• In 2006 operating profit grew 25 per cent to £204 million and underlying profits grew 28 per cent to £177 million.

• Gross fund inflows increased by 70 per cent to £13.5 billion. Net fund inflows increased by 58 per cent to £6.1 billion.

M&G independently manages assets on behalf of a wide range of retail and institutional investors. M&G also acts as fund manager on many of the life and pensions products sold by Prudential in the UK and Europe, as well as managing Prudential’s balance sheet for profit.

Retail business

• Open Ended Investment Companies (OEICs) and Unit Trusts (UTs)

• Investment Trusts (ITs)

• Individual Savings Accounts (ISAs) and Personal Equity Plans (PEPs) M&G and Prudential branded mutual funds are distributed to retail investors in the UK, Europe, Asia and South Africa. M&G manages £19.2 billion of retail assets, invested in equities, fixed income and property. In the UK M&G is the fourth largest retail fund manager, with approximately one million unit holder accounts.

Institutional business

• Segregated fixed interest, pooled pension funds, structured and private finance

• Segregated, pooled and global macro strategy mandates

• Institutional customers include pension funds, insurance companies and other financial institutions M&G manages £25.8 billion of institutional assets, invested in equities, fixed income, property and private equity.

Internal business

M&G manages assets on behalf of Prudential’s long-term business funds, including with-profits and unit-linked funds, annuities and corporate pension products. M&G manages £119 billion of assets for Prudential customers, invested in equities, fixed income, property and private equity.

Prudential Finance

• Manages Prudential’s balance sheet

• Leverages Prudential and M&G’s positioning and skills for profit Activities include bridging transactions, property financing and securities lending.

Staff 1,500

Locations UK: London, Chelmsford Europe: Austria, France, Germany, Italy, Luxembourg, Spain, Switzerland Other: South Africa

Also part of M&G

• Prudential Property Investment Managers (PruPIM)

• PPM Capital

• PPM South Africa

Prudential has life insurance and fund management operations in 12 markets. Life insurance

• Sales on an APE basis grew 30 per cent

• Represents 49 per cent of total Group new business profit

• IFRS operating profit of £189 million, up 11 per cent on 2005, excluding exceptional items of net positive £30 million in 2005.

Prudential is the leading European-based life insurer in Asia in terms of market coverage and number of top five market positions.

Prudential Corporation Asia provides a comprehensive range of savings, protection and investment products tailored to the needs of each local market.

It pioneered unit-linked products in Singapore, Malaysia, Indonesia, the Philippines and Taiwan.

In 2006, our operation in China was awarded eight new life licences, making a total of 18.

Currently, Prudential Corporation Asia has a network of over 284,000 agents serving more than seven million customers across the region. Major strategic partnerships

• CITIC Group in China

• ICICI Bank in India

• In addition, Prudential Corporation Asia has a number of distribution partnerships that include a number of leading banks such as Standard Chartered Bank. Staff 12,500 Locations

China, Hong Kong, India, Indonesia, Japan, Korea, Malaysia, the Philippines, Singapore, Taiwan, Thailand, Vietnam

Fund management

• In 2006 operating profit grew 85 per cent to £50 million, excluding 2005 exceptional costs of £16 million.

• Prudential Corporation Asia’s Fund Management manages £29.2 billion of assets, which includes £6.2 billion of assets from the Group, £10.6 billion from Prudential Corporation Asia’s Life Funds and £12.3 billion from the retail operations. This is an increase of 22 per cent from end 2005. Retail assets increased by 33 per cent.

• Retail mutual fund net inflows increased by 90 per cent to £2.5 billion.

Prudential Asia Fund Management independently manages assets on behalf of a wide range of retail and institutional investors in Asia. Prudential Asia Fund Management is also a fund manager for life and pension products sold by Prudential UK and Prudential Corporation Asia.

Retail business

Prudential branded mutual funds are distributed to retail investors across Asia. Prudential Asia Fund Management manages £12.3 billion of retail assets investing in equities, fixed income and structured products. Prudential also manages collective investment schemes under Luxemburg domiciled Société d’investissement à capital variable (SICAV) under UCITS III.

In Asia Prudential Asia Fund Management is the second largest retail fund manager for Asian sourced assets ex-Japan as at June 2006 (source: Asia Asset Management Magazine) with approximately two million unit holder accounts.

Institutional and internal business

Prudential Asia Fund Management manages £16.8 billion of institutional and internal assets, investing in equities, fixed income, property and private equity. Institutional investors include pension funds, government and quasi government entities and other financial institutions.

Major strategic partnerships

• Bank of China International in Hong Kong

• CITIC Group in China

• ICICI Bank in India Staff 1,350 (100% of ventures) Locations

China, Hong Kong, India, Japan, Korea, Malaysia, Singapore, Taiwan, United Arab Emirates, Vietnam

Beijing Tianjin Shanghai Seoul Tokyo Taipei Delhi Guangzhou Mumbai Hong Kong Hanoi Bangkok Manila Ho Chi Minh Kuala Lumpur Singapore Jakarta Dubai

Directors’ report: Overview

Prudential plc

Prudential plc is an international retail financial services group that aims to help people secure and enhance their own and their dependants’ financial well-being by providing savings, protection and other products and services suited to their needs. We have strong franchises in three of the largest and most attractive markets in the world, where rising wealth and changing demographics are fuelling demand for life insurance and other long-term savings and protection products. Our strategy is to build successful and increasingly profitable businesses in each of these markets, and thereby maximise returns to our shareholders over time.

Value

Growth

Momentum

Opportunity

Value

We continue to maintain a relentless focus on profitability and value, concentrating resources where we can generate the best returns for shareholders. See page 10

Growth

Our strong positions in the markets in which we operate mean we are well placed to capture an increasing share of profitable growth in each. See page 12

Opportunity

As we look ahead, we see enormous opportunities in all three of our regions, and we feel confident we have the skills and resources to take advantage of them. See page 14

Momentum

The momentum we have built can be seen in the growth of our insurance and asset management businesses around the world.

See page 16

Prudential plc Annual Report 2006 1

Directors' report: Overview
Key performance indicators

Key performance indicators

APE new business premiums	PVNBP	EEV new business profit
+16%	**+12%**	**+20%**
2006 £2,470m	**2006 £18,947m**	**2006 £1,039m**
2005 £2,134m*	2005 £16,860m*	2005 £869m*

External funds under management	Holding company cash flow	EEV operating profit from long-term business
+26%	**+65%**	**+28%**
2006 £57.2bn	**2006 £(104)m**	**2006 £2,209m**
2005 £45.4bn*	2005 £(298)m**	2005 £1,722m*

IFRS operating profit

–7%

2006 £893m

2005 £958m*

* Comparison at constant exchange rates (CER).

** Comparison at reported exchange rates (RER).

2 Prudential plc Annual Report 2006

Directors' report: Overview
Group financial highlights

Group financial highlights
Results summary

European Embedded Value (EEV) basis results*

	2006 £m	2005 £m
UK insurance operations	**686**	426
M&G	**204**	163
Egg	**(145)**	44
UK operations	**745**	633
US operations	**718**	755
Asian operations	**864**	568
Other income and expenditure	**(298)**	(244)
UK restructuring costs	**(53)**	–
Operating profit from continuing operations based on longer-term investment returns	**1,976**	1,712
Goodwill impairment charge	**–**	(120)
Short-term fluctuations in investment returns	**745**	1,068
Mark to market value movements on core borrowings	**85**	(67)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	**207**	(47)
Effect of changes in economic assumptions and time value of cost of options and guarantees	**59**	(302)
Profit from continuing operations before tax	**3,072**	2,244
Operating earnings per share from continuing operations after related tax and minority interests*	**57.6p**	56.6p
Basic earnings per share	**91.7p**	66.9p
Shareholders' funds, excluding minority interests	**£11.9bn**	£10.3bn

International Financial Reporting Standards (IFRS) basis results*

Statutory IFRS basis results	2006	2005
Profit after tax attributable to equity holders of the Company	**£874m**	£748m
Basic earnings per share	**36.2p**	31.6p
Shareholders' funds, excluding minority interests	**£5.5bn**	£5.2bn

Supplementary IFRS basis information	2006	2005
Operating profit from continuing operations based on longer-term investment returns	**£893m**	£957m
Operating earnings per share from continuing operations after related tax and minority interests*	**26.4p**	32.2p

	2006	2005
Dividends per share declared and paid in reporting period	**16.44p**	15.95p
Dividends per share relating to reporting period	**17.14p**	16.32p
Funds under management	**£251bn**	£234bn

*Basis of preparation
The EEV basis results have been prepared in accordance with the European Embedded Value Principles issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the Additional Guidance on EEV disclosures published in October 2005. The basis of preparation of statutory IFRS basis results and supplementary IFRS basis information is consistent with that applied for the 2005 full year results and financial statements.

Consistent with previous reporting practice, the Group analyses its EEV basis results and provides supplementary analysis of IFRS profit before tax attributable to shareholders, so as to distinguish operating profit based on longer-term investment returns from other constituent elements of total profit. On both the EEV and IFRS bases, operating earnings per share are calculated using operating profits from continuing operations based on longer-term investment returns, after tax and minority interests. These profits exclude goodwill impairment charges, short-term fluctuations in investment returns and the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes. Under the EEV basis, where additional profit and loss effects arise, operating profit based on longer-term investment returns also excludes the mark to market value movements on core borrowings and the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees arising from changes in economic factors. After adjusting for related tax and minority interests, the amounts for these items are included in the calculation of basic earnings per share.

Prudential plc Annual Report 2006 3

Directors’ report: Overview

Chairman’s statement

Chairman’s statement

The business today is in robust health, and faces exciting prospects in each of our chosen markets

Sir David Clementi

Chairman

Full year dividend per share

+5%

2006 17.14p

2005 16.32p

4 Prudential plc Annual Report 2006

Directors’ report: Overview

Chairman’s statement

2006 was another good year for Prudential around the world, with strong performances in both the insurance and asset management businesses.

We made excellent progress against all our key financial measures, with EEV operating profits strongly ahead, average margins across the Group up, and record performances in terms of assets under management in both M&G and Asia.

The one exception to this pleasing performance was Egg, where deteriorating conditions in the UK personal loans market resulted in larger than expected losses for the year. In January, we announced that we had reached agreement to sell Egg to Citi, having concluded that the offer made to us would realise greater value for our shareholders than we could achieve in the foreseeable future by retaining it.

Throughout the year, we paid careful attention to the Group’s cash flow and capital position. We are well placed to fund our current organic growth plans; and the strength of our capital position has allowed us to look again at our dividend policy. This is set out in the Group Chief Executive’s review. The full year dividend per share for 2006 has increased by five per cent to 17.14 pence per share.

Turning to our individual businesses, our UK business had a strong 2006 with good growth in profitability. We saw both new business margins and internal rates of return improve and these remain towards the top end of the market. We are taking a disciplined approach to our participation in the market, focusing on those areas where we can use our core strengths to achieve an attractive return. We feel confident that there are opportunities for profitable growth, particularly in retirement savings and income, and that we are well placed to capture them.

Our US business saw another year of excellent progress, as we continued to use our strengths in product innovation, relationship-led distribution and IT, to capture a profitable share of the growing retirement market. In the last five years, Jackson new business sales have more than doubled and, as the first wave of the country’s large body of baby-boomers move into retirement over the next two decades, we see plenty of scope for continued growth in this market.

In Asia, we maintained our strong track record of growth, while meeting our commitment to go cash positive during the year. The opportunities in the region are as clear and significant as ever, with high economic growth rates, high savings rates, and increasing personal wealth. We remain confident that our business in the region will continue to prosper.

In Asset Management, our businesses around the world go from strength to strength, and are significant and increasing contributors to our Group. Not only are they critical to the performance of our traditional insurance products, they are also an increasingly powerful source of non-capital intensive profits. In addition, they do, of course, further enhance our overall product range, enabling us to accommodate the needs of the vast majority of retail investors.

Across all our businesses, in addition to managing our capital position on a Group-wide basis, we continue to find new ways to leverage and share resources and knowledge in areas such as risk management, IT and product development, for the benefit of Prudential as a whole. We believe that there remains significant further scope for collaboration of this kind in future.

Towards the end of 2006, we appointed Barry Stowe as Chief Executive of Prudential Corporation Asia and as a member of the Board. His broad knowledge of the Asian insurance markets will be a tremendous asset to us as we continue to drive forward our aggressive growth plans for the region. Following the Annual General Meeting, Roberto Mendoza will step down as a director and I would like to thank him for his significant contribution since he joined in 2000.

As we continue to grow our business in many different countries, we are committed to contributing to the social and economic well-being of the communities in which we operate, and we encourage our employees to participate in initiatives that strengthen those communities. In 2005 we launched the Chairman’s Award, an international volunteering programme which gives all employees the opportunity to become involved with a local charitable project, and which provides financial support alongside the investment of our employees’ time. The first awards under this programme were made in 2006 and I had the opportunity to spend time with one of the winning projects, and see at first hand the positive impact such initiatives can have, when the Board recently visited India. Alongside these community projects we also continue to invest heavily in financial capability as a core part of our corporate responsibility programme, since we recognise the important part we can play in enabling consumers to make informed financial decisions.

As one of the UK’s leading property investors, we take our responsibility to the environment seriously. Our property arm, PRUPIM, has established a strong reputation for its thought leadership in the area of sustainability and continues to be the only real estate investment manager accredited to internationally-recognised environmental standard ISO14001. More details of our corporate responsibility programmes can be found later in this report.

Looking at the Group as a whole, we believe that the business today is in robust health, and faces exciting prospects in each of our chosen markets. The opportunities for growth, particularly in the retirement savings and income arena, are significant, and we feel confident that we have the skills and capabilities needed to take full advantage of them. As ever, the talents and commitment of our people around the world will remain critical to our success, and I would like to thank them for their vital contributions in 2006.

Prudential plc Annual Report 2006 5

Directors’ report: Overview

Group Chief Executive’s review

Group Chief Executive’s review

Our results in 2006 demonstrate excellent and continued progress in the delivery of the Group’s growth and value agenda

Mark Tucker

Group Chief Executive

Total EEV basis operating profit from continuing operations

+15%

2006 £1,976m

2005 £1,711m*

EEV basis shareholders’ funds

+15%

2006 £11.9bn

2005 £10.3bn**

APE new business premiums

+16%

2006 £2,470m

2005 £2,134m*

*Comparison at constant exchange rates (CER). **Comparison at reported exchange rates (RER).

6 Prudential plc Annual Report 2006

Directors’ report: Overview

Group Chief Executive’s review

The Group’s strategy is centred on optimising our competitive advantages in life assurance, becoming a leading provider of financial services for the retirement market, and on the further development of our asset management businesses. In implementing this strategy our clear aim is to secure superior growth in value for our shareholders.

In 2006, we continued to focus on developing our position in our chosen markets of Asia, the US and the UK; markets that we believe offer the greatest opportunity for sustained profitable growth.

Total Group operating profit before tax was £1,976 million on a European Embedded Value (EEV) basis, an increase of 15 per cent, and the Group’s return on embedded value was 13.5 per cent (2005: 15.5 per cent). Statutory International Financial Reporting Standards (IFRS) operating profit before tax was £893 million (2005: £957 million).

Across the Group’s insurance operations, new business increased by 16 per cent to £2,470 million, on an APE basis. Profits on new business exceeded £1 billion for the first time, 20 per cent up on 2005. Average margins across the Group remained strong and were 42 per cent (41 per cent in 2005) and returns on new business have also improved. Operating profit from the insurance businesses was £2,209 million, on an EEV basis, increasing by 28 per cent on 2005, and IFRS operating profit increased by 15 per cent to £1,087 million.

In asset management we delivered record net flows at M&G and in our rapidly growing retail businesses in Asia. Net inflows of £8.6 billion were 66 per cent ahead of 2005 and external funds under management increased to £57 billion (2005: £46 billion). Operating profit from these businesses was £254 million, up 46 per cent on 2005.

Difficult trading conditions in the UK personal loans market led to losses at Egg, the Group’s UK banking business, of £145 million (2005: profit £44 million). In January 2007 we received an offer for Egg from Citi and the business was sold for £575 million in cash, subject to completion adjustments. We expect this transaction to complete by the end of April 2007.

The Group’s cash flow developed strongly in 2006 and its capital position remains robust. Taking into account our plans for sustained high levels of growth and a normalised level of scrip dividend uptake we expect our operating cash flow to be positive in 2008. In light of this the Board has reviewed its longer-term dividend policy.

The Board recommends a final dividend of 11.72 pence per share, bringing the full-year dividend to 17.14 pence per share, an increase of five per cent over the full year 2005 dividend of 16.32 pence.

The full year dividend is covered 1.5 times by post-tax IFRS operating profit from continuing operations.

The Board will focus on delivering a growing dividend, which will continue to be determined after taking into account the Group’s financial flexibility and opportunities to invest in areas of the business offering attractive returns. The Board believes that in the medium term a dividend cover of around two-times is appropriate.

Insurance operations

The Group’s position in Asia continues to develop rapidly with the region accounting for almost 50 per cent of the Group’s 2006 new business profits. One of the key priorities in the region in 2006 was to continue to build our distribution capability. Agency remains the major channel in the region and during the year we added 115,000 agents, to total 285,000 agents by the end of the year. Building the agency force in a disciplined way in developing markets such as India, China and Indonesia is critical to success, whereas in some of the more developed markets in the region such as Hong Kong and Singapore where agency numbers are more stable, the main focus is on increasing productivity. Non-agency distribution is also developing strongly and accounted for 30 per cent of new business in 2006 (26 per cent in 2005) as we established a number of new and important relationships during the year. As well as experiencing rapid growth Asia became cash positive in 2006, in line with our previous forecast, with a net remittance of £28 million to the Group.

In 2007 and beyond, Asia offers significant potential for profitable growth and we are on track to deliver on our target to at least double 2005 new business profits by 2009. We are in all the region’s major markets and see further opportunity to build distribution, improve productivity and efficiency and increase sales of our market leading unit-linked products. We also see scope to increase sales to our seven million existing customers; to use our regional and Group expertise to play a key role as the retirement market develops in a number of Asian countries; to extend our direct distribution capabilities and to increase selectively our presence in the Accident and Health product sector across a number of markets in the region.

Prudential plc Annual Report 2006 7

Directors’ report: Overview

Group Chief Executive’s review

Group Chief Executive’s review continued

Our strategy in the US is to focus on the opportunities that exist in the growing retirement market as the US baby boomers retire, with a particular emphasis on variable annuities. We have market-leading product flexibility and high levels of product innovation, a focus on advice-based distribution and on maintaining high service levels at low cost. As a result our retail sales in 2006 grew at more than double the rate of the market overall. Variable annuity sales increased by 48 per cent over 2005, and we have achieved compound growth of 45 per cent over a five-year period.

In 2007, our aim is to capitalise on the market position that the Jackson team have built, growing distribution and further developing the product range to address both existing and new market areas. For example, in January 2007, we launched a new simplified retirement annuity aimed at mutual fund representatives, extending our distribution reach. We remain confident that we can continue to outperform the market and gain profitable market share. In the UK, retail insurance new business increased by 14 per cent in 2006 and overall new business sales were up one per cent. We continued to focus on writing for value across the UK business with average margins increasing to 30 per cent (27 per cent in 2005). Returns on new business improved to 15 per cent and remain high compared with the rest of the UK market.

Notwithstanding this strong performance, we have continued to assess the positioning of our UK insurance operations, examining a broad range of potential options with a clear goal of maximising value for our shareholders. We are confident that there are profitable opportunities for the Group in the retirement income and savings market.

We have significant competitive advantages in the retirement income market, in particular our flow of internal vestings from our back book of personal pensions, and this market remains very attractive. We therefore see retail annuities and equity release and the nurturing of our existing policyholders as key parts of our strategy. In the wholesale annuity market we also have distinct competitive advantages but we will only write business that meets our required returns.

Much of our Wealth and Health business is low margin and our strategy will be to improve returns through a much narrower business, exiting segments that are unprofitable and concentrating our effort only where we have a material and sustainable competitive advantage and where we can achieve returns significantly in excess of the cost of capital. We have withdrawn from provision of front-end commission individual pensions and will also exit front-end commission unit-linked bonds, segments of the market where we do not see that adequate returns can be made.

We believe there is an opportunity in the retirement savings market for us to capitalise on our proven low risk multi-asset investment capabilities. We will bring a new range of products to the market based on these capabilities and with improved returns through a focus on trail, rather than front-end commission. We will concentrate our advice-based distribution activity on the significant number of investors approaching retirement who have substantial assets outside personal or corporate pension plans, or have investments in poorly performing funds, and require inflation protection.

We also see opportunity to develop further our already strong position in the corporate pensions market and we will improve returns by focusing on schemes with higher case sizes and holding costs as volumes grow.

We will participate in the health market through our existing joint venture with Discovery, which will be expanded to include our new Flexible Protection product. A combination of the strength of the Prudential brand in the UK, clearly differentiated products and the operational capabilities of Discovery, provide an excellent base to deliver profitable growth in these markets. The joint venture will be led by Discovery.

EEV basis operating profit from long-term business from continuing operations

+28% 2006 £2,209m 2005 £1,722m*

EEV basis new business profit

+20% 2006 £1,039m 2005 £869m*

Asset management business IFRS operating profit

+46% 2006 £254m 2005 £174m*

*Comparison at constant exchange rates (CER).

8 Prudential plc Annual Report 2006

Directors’ report: Overview

Group Chief Executive’s review

Actions are in place to realise 65 per cent of the previously announced cost savings target of £115 million* for the UK insurance business. We have increased our annualised target cost savings to £195 million by 2010 and our current estimate is that these savings will lead to a £60 million positive impact on embedded value. Total restructuring costs are estimated to be up to £165 million*.

We have initiated discussions with the regulator on the possible reattribution of the inherited estate of the Group’s main with-profits fund in the UK, Prudential Assurance Company. An Independent Policyholder Advocate has been nominated to represent policyholders should a decision be taken to proceed. We will only proceed if there are clear benefits to both policyholders and shareholders. If a decision is taken to proceed a formal appointment of the Policyholder Advocate could be expected to take place later this year.

With a focused strategy in the UK based on our competitive advantages, we see opportunities for growth in the retail market at high margins and returns relative to the overall market. In the wholesale annuity market we will write business that meets our required returns and by definition the flows will be lumpy year on year. We are maintaining our 14 per cent IRR target for new business and we expect the UK’s shareholder-backed business to become a net capital generator for the Group by 2010.

Asset management

Maintaining superior investment performance is the key factor in the continuing growth and success of the Group’s asset management businesses. In 2006, the performance of M&G in the UK and Europe and our asset management businesses in Asia has again been very strong, adding value to our insurance businesses worldwide, supporting record net inflows and continuing the growth of the Group’s external funds under management.

In 2007, we will continue to build on the strong growth over recent years in both M&G and in Asia. In addition, Jackson will enter the US retail mutual fund market for the first time, a significant market that continues to gain momentum, especially among the baby boomers.

Group

As a Group we are continuing to increase the level of co-operation and the exchange of ideas across our businesses.

The Group’s asset management businesses are using their global presence, exchanging information to support their investment decisions and to enable the efficient management of over £6 billion of cross-border money.

In our insurance businesses, which remain predominantly market specific, collaboration is taking place where there is a commercial benefit. Product development teams are working across the Group to access existing skills and expertise. In distribution, the UK business has utilised the very successful techniques developed by Jackson in the US, to segment the independent financial adviser market, saving time and cost and improving returns.

Work is ongoing to consolidate our technology infrastructure in particular across the UK and the US. A single Customer Service Desktop is now under development and will be launched in 2007. Central to the management of the Group is capital efficiency and capital allocation. During 2006, we have made significant progress in the assessment of, and management of, risk on a Group-wide basis. This understanding provides a solid foundation as we continue to embed decision making on a risk-adjusted basis.

Summary

The Group goes into 2007 with strong momentum. I continue to see tremendous scope for the Group to build sustainable profitable growth and secure superior growth in value for our shareholders.

(*Previously announced UK cost savings target of £150 million by 2009 included £35 million in relation to Egg, which was acquired by Citi in January 2007. Previously announced restructuring costs of £110 million included £25 million related to Egg.)

Prudential plc Annual Report 2006 9

Directors’ report: Overview

Value Growth Opportunity Momentum

M&G

Powerful positions in all key asset classes

M&G launched the UK’s first unit trust in 1931 and today manages £164 billion on behalf of its investors. M&G has scale in all key asset classes: it is one of the largest active managers in the UK stock market, one of the largest bond investors in the UK and one of the UK’s largest property investors.

United States

Creating value through innovation

Jackson leverages its low-cost, flexible technology platform to manufacture innovative and customisable products that can be brought to the market quickly and efficiently. In 2006, 81 per cent of Jackson’s retail sales were from products and features developed and launched in the current and previous year. Jackson also has a statutory general expense to asset ratio that is significantly lower than its top 25 individual annuity peer competitors.

Asia

A comprehensive understanding of the long-term value drivers

Prudential actively manages its product portfolio in Asia to optimise returns on capital. It has a relatively high proportion of capital-efficient unit-linked products – 64 per cent in 2006 – and this, combined with higher relative proportions of regular premium policies and Accident and Health riders, has enabled the business to achieve strong new business profit margins as a percentage of weighted sales.

We continue to maintain a relentless focus on profitability and value, concentrating resources where we can generate the best returns for shareholders

10 Prudential plc Annual Report 2006

Directors’ report: Overview

United Kingdom

Maximising profitable growth

Prudential has pursued a strategy focusing on those areas where it has competitive advantage, targeting capital-efficient returns through selective participation within its chosen markets, Retirement Income, Wealth and Health and Wholesale. As a result, margin increased in 2006 to 30 per cent and the overall internal rate of return (IRR) increased to 15 per cent.

Prudential plc Annual Report 2006 11

Directors’ report: Overview

Value Growth Opportunity Momentum

United Kingdom

Fast growth in health insurance and equity release

PruHealth celebrated its second anniversary in 2006 and already covers around 100,000 customers. At the heart of PruHealth lies a totally new approach to private medical insurance that recognises that the healthier people are, the less likely they are to need medical treatment. Prudential UK is also looking to grow the equity release business it started in 2006, having written over £100 million of new business in its first year.

M&G

Rapid sales growth and expansion into new markets

In the retail marketplace, M&G delivered record fund inflows in 2006 with gross fund inflows increasing by 75 per cent to £6.7 billion and net fund inflows more than doubling to £3.1 billion. Product innovation has remained key for opening up new markets for M&G and 66 per cent of gross mutual fund inflows in 2006 through UK and European distribution channels were into funds launched or re-engineered within the past six years.

United States

Record variable annuity sales growth

Jackson delivered record variable annuity sales in 2006 of £3.8 billion, up 48 per cent on the previous year. This reflects its distinct competitive advantages: an innovative product offering; an efficient and flexible technology platform; a relationship-driven distribution model; and award-winning service. Jackson increased its variable annuity market share to 4.6 per cent in 2006, and maintained its ranking of twelfth in total variable annuity sales.

Our strong positions in the markets in which we operate mean we are well placed to capture an increasing share of profitable growth in each

12 Prudential plc Annual Report 2006

Directors’ report: Overview

Asia

Consistent outperformance in headline growth

Life new business has grown at a CAGR of 22 per cent over the last five years and funds under management at a CAGR of 25 per cent. In 2006, Prudential’s funds under management ranking against international fund managers in Asia increased from fourth to second. The bottom line is also growing, strongly reflecting our increasing scale and efficiency. On a like-for-like basis operating IFRS profits for the life business were up 11 per cent and for the funds business up 85 per cent.

Prudential plc Annual Report 2006 13

Directors’ report: Overview

Value Growth Opportunity Momentum

Asia

Well placed to leverage proven platform for long-term profitable growth

Prudential Corporation Asia has a productive, scale agency force, strong partnerships, innovative products and a respected brand. Going forward, Prudential will also be exploring new initiatives in the retirement space, developing more direct distribution, launching new health products and implementing a disciplined and systematic cross-sell and up-sell programme with its over seven million existing customers.

United Kingdom

Significant opportunities in retirement savings and income

Prudential is strongly positioned to benefit from the predicted growth in the UK retirement savings and income markets, driven by increasing longevity and the number of baby boomers heading towards retirement over the next few years. Prudential will also be looking to maximise value from the steadily increasing flow of vestings from its mature pensions book over the coming years.

M&G

A fast-growing industry and increasingly accessible markets

The asset management sector continues to benefit from the increasing shift by retail investors from opaque to transparent investment products, such as unit trusts, and M&G’s range of market-leading funds has positioned it very strongly to benefit from this trend. European cross-border distribution has accelerated and the trend in favour of ‘Open Architecture’ in both the UK and Europe has continued to open up significant bank and life company distribution opportunities.

As we look ahead, we see enormous opportunities in all three of our regions, and we feel confident we have the skills and resources to take advantage of them

14 Prudential plc Annual Report 2006

Directors’ report: Overview

United States

78 million baby boomers reaching retirement

In the US, the first members of the 78 million baby boomer generation turned 60 (the average retirement age) in 2006. The ageing demographics of the US are expected to increase annual retirement distributions from $0.5 trillion in 2004 to more than $1 trillion per year by 2012.

Prudential plc Annual Report 2006 15

Directors’ report: Overview

Value Growth Opportunity Momentum

United States

Sustained increases in both sales and market share

Up to the end of 2006 Jackson experienced five consecutive years of variable annuity sales growth, 11 consecutive quarters of market share increases, and 17 consecutive quarters of variable annuity asset growth. Jackson has only experienced a quarterly decline in variable annuity assets five times since the first quarter of 1998.

Asia

Asia becomes cash positive while delivering rapid growth

The Group’s position in Asia continues to develop rapidly with the region accounting for almost 50 per cent of the Group’s 2006 new business profits. As well as experiencing rapid growth, Asia has become cash positive in 2006, in line with our previous forecast, with a net remittance of £28 million to the Group. In 2007 and beyond, Asia offers significant potential for profitable growth and we are on track to deliver on our target to at least double 2005 new business profits by 2009.

United Kingdom

Continued focus on core strengths to drive profitable growth

In 2006, Prudential UK’s retail business increased sales by 14 per cent and new business profits by 67 per cent. Going forward, Prudential UK will focus on its core strengths, including its longevity expertise and its multi-asset allocation capabilities, to drive profitable growth in the retirement income and savings markets. In addition, it will continue to safeguard embedded value in its mature life and pensions business, through targeted cost reduction programmes.

The momentum we have built can be seen in the growth of our insurance and asset management businesses around the world

16 Prudential plc Annual Report 2006

Directors’ report: Overview

M&G

Significant and sustained profit growth

M&G delivered significant profit growth during 2006 on the back of rising market levels, strong net inflows and continued business diversification. Operating profits, which include performance-related fees, increased 25 per cent to £204 million. Underlying profits were £177 million, an increase of 28 per cent compared to the previous year. Over the past four years, underlying profits have grown by 38 per cent per year.

Prudential plc Annual Report 2006 17

Operating and financial review

Prudential plc is the Group holding company and the principal activity of its subsidiary undertakings is the provision of financial services in the UK, the US and Asia. Particulars of principal subsidiary undertakings are given in note I6 on page 236.

This Operating and Financial Review (OFR) has been prepared in accordance with the Accounting Standards Board’s Reporting Statement 1 – OFR, a reporting statement of voluntary best practice.

19 Key performance indicators

22 Group overview

30 Business unit review: Insurance operations

30 United Kingdom

34 United States

37 Asia

Asset management

42 Global

42 M&G

44 Asia Fund Management

45 PPM America

Banking

46 Egg

47 Other corporate information

54 Risk management

67 Corporate responsibility review

18 Prudential plc Annual Report 2006

Directors' report: Operating and financial review
Key performance indicators

Key performance indicators

The Group's strategy is centred on optimising Prudential's competitive advantages in life assurance, becoming a leading provider of financial services for the retirement market, and on the further development of the asset management businesses. In implementing this strategy Prudential's clear aim is to secure superior growth in value for its shareholders. The following metrics represent the financial key performance indicators (KPIs) the directors use to judge the delivery of strategies and the management of the businesses: New business premiums, calculated on an Annual Premium Equivalents (APE) basis and on a Present Value of New Business Premiums (PVNBP) basis; European Embedded Value (EEV) basis new business profits; Internal rate of return (IRR) on new business; External funds under management (FUM); Holding company cash flow; EEV basis operating profit based on longer-term investment returns on long-term business and International Financial Reporting Standards (IFRS) basis operating profit based on longer-term investment returns.

New business premiums and new business profit

Prudential's focus is on value not volume, growing sales in areas that deliver the most profitable returns. In 2006 the Group grew weighted insurance sales, calculated on an APE basis, by 16 per cent and increased new business profits by 20 per cent compared to 2005 on a constant exchange rate (CER) basis.

In line with the Group's strategy to continue to deliver strong sustainable profitable sales growth, Prudential is well positioned in markets that offer highly attractive opportunities for strong organic growth over the next 10 years, and it is broadening its customer proposition and product range.

APE new business premiums £m


3,000
2,500
2,000
1,500
1,000
500
0
1,854
2,134
2,470
2004
2005
2006

Definition: APE new business premiums

New business premiums reflect premiums attaching to covered business and premiums for contracts classified as investment products or other financial instruments under IFRS. New business premiums, on an APE basis, are calculated as the aggregate of regular new business contributions (shown on an annualised basis) plus 10 per cent single new business contributions.

2004 and 2005 comparatives are shown on a CER basis.

PVNBP £m


20,000
15,000
10,000
5,000
0
16,860
18,947
2005
2006

Definition: PVNBP

New business premiums, on a PVNBP basis, are calculated as equalling single premiums plus the present value of expected new business premiums of regular premium business, allowing for lapses and other assumptions made in determining the EEV basis new business profit.

2005 comparative is shown on a CER basis.

EEV basis new business profits £m


1,200
1,000
800
600
400
200
0
753
869
1,039
2004
2005
2006

Definition: EEV basis new business profits

The present pre-tax value of future shareholder cash flows from new business, less a deduction for the cost of locked-in (encumbered) capital and the impact of the time value of options and guarantees.

2004 and 2005 comparatives are shown on a CER basis.

Prudential plc Annual Report 2006 19

Directors' report: Operating and financial review
Key performance indicators

Key performance indicators continued

Internal rate of return on new business

Improving capital efficiency is at the heart of Prudential's commitment to deliver superior growth in value for its shareholders. Prudential continually works to enhance the effectiveness of its capital management processes, to ensure that investment and capital allocation decisions are focused on those areas of activity that will generate the best returns to shareholders.

IRR on new business %


25
20
15
10
5
0
14
15
15
18
>20
>20
2005
2006
2005
2006
2005
2006
UK
US
Asia

Definition: Internal rate of return on new business

The internal rate of return is equivalent to the discount rate at which the present value of the post-tax cash flows expected to be earned over the lifetime of the business written in shareholder-backed life funds is equal to the total invested capital to support the writing of the business. The capital included in the calculation of the IRR is equal to the amount required to pay acquisition costs and set up statutory reserves less premiums received, plus encumbered capital. The impact of the time value of options and guarantees is included in the calculation.

External funds under management

Prudential's focus is to grow external funds under management and deliver sustained profitable growth from its asset management businesses. In 2006 external FUM grew by 26 per cent on 2005 (CER basis). This growth has been achieved through expanding into new markets and broadening the Group's product range, and leveraging cross regional collaboration all underpinned by excellent investment performance. The fundamentals are in place to sustain this growth in the future.

External funds under management £bn


70
60
50
40
30
20
10
0
37.0
45.4
57.2
2004
2005
2006

Definition: External funds under management

External funds under management represent the value of the total investment products managed by the M&G and Asia asset management businesses, as published in the Group's Interim and Annual Reports.

2004 and 2005 comparatives are shown on a CER basis.

Holding company cash flow

Prudential aims to generate cash for the Group without constraining the value opportunities in its businesses. The Group had a net cash outflow of £104 million in 2006, an improvement of 65 per cent on the prior year; and Asia became cash flow positive demonstrating the success of the regional business as a whole and the growing scale of the in-force books of newer markets. The Group is confident it has the capital and cash resources to fund its planned future organic growth. In 2007 the Group cash flow is expected to be positive including the cash proceeds from the sale of Egg. At an operational level the cash outflow is expected to be greater than in 2006, given the benefit this year of the regulatory change to the Financial Services Authority (FSA) reserving requirements in the UK. Taking into account plans for future growth, and a normalised level of scrip dividend it is expected that the operating cash flow will be positive in 2008.

Holding company cash flow £m


800
600
400
200
0
-200
-400
-600
-800
-1,000
2004
2005
2006
Total cash remitted to Group
Interest and dividends
Tax and corporate activities
Capital invested in business units
(Decrease)/increase in cash

Definition: Holding company cash flow

The increase or decrease in holding company cash during the reporting period.

20 Prudential plc Annual Report 2006

Directors' report: Operating and financial review
Key performance indicators

EEV basis operating profit based on longer-term investment returns on long-term business and IFRS basis operating profit based on longer-term investment returns

Prudential's objective is to achieve superior growth in value for its shareholders. This is shown by sustainable growth in operating profit, both on an EEV and IFRS basis.

In 2006 the Group delivered a 28 per cent increase on 2005 (CER basis) in EEV operating profit on its long-term business. Prudential's objective is to focus on its strengths and exploit opportunities in the local markets in which it operates. Prudential's strategy of leveraging its knowledge and expertise across product development, distribution and administration, is designed to allow it to continue to deliver operating profit growth in the future.

Total IFRS operating profit was seven per cent lower in 2006 than 2005 due to the losses in Egg during the year. However, excluding Egg, IFRS operating profit was up 14 per cent on 2005 (CER basis) reflecting the strong performance of the Group's insurance and fund management businesses.

EEV basis operating profit based on longer-term investment returns on long-term business £m


2,500
2,000
1,500
1,000
500
0
1,343
1,722
2,209
2004
2005
2006

Definition: EEV basis operating profit based on longer-term investment returns on long-term business

The change in pre-tax value of EEV as a result of new business, expected investment returns and the unwind of the discount rate, the effect of changes in operating assumptions and any operating experience variances. It excludes the effect of short-term fluctuations in investment returns against the long-term assumptions, the effect of changes in economic assumptions, actuarial gains and losses on defined benefit pension schemes, the mark to market value movements on borrowings and goodwill impairment charges.

2004 and 2005 comparatives are shown on a CER basis.

IFRS basis operating profit based on longer-term investment returns £m


1,200
1,000
800
600
400
200
0
702
958
893
2004
2005
2006

Definition: IFRS basis operating profit based on longer-term investment returns

These profits exclude goodwill impairment charges, short-term fluctuations in investment returns and the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes.

2004 and 2005 comparatives are shown on a CER basis.

Prudential plc Annual Report 2006 21

Directors' report: Operating and financial review
Group overview

Group overview

Results highlights

	CER			RER[4]	
	2006 £m	2005 £m	Percentage change	2005 £m	Percentage change
Annual premium equivalent (APE) sales[1]	**2,470**	2,134	16%	2,138	16%
Present value of new business premiums (PVNBP)[1]	**18,947**	16,860	12%	16,892	12%
Net investment flows	**8,633**	5,183	67%	5,189	66%
External funds under management	**57,199**	45,378	26%	46,329	23%
New business profit (NBP)[1]	**1,039**	869	20%	867	20%
NBP Margin (% APE)[1]	**42%**	41%		41%	
NBP Margin (% PVNBP)[1]	**5.5%**	5.2%		5.1%	
EEV basis operating profit from long-term business from continuing operations[2,3]	**2,209**	1,722	28%	1,723	28%
Total EEV basis operating profit from continuing operations[3]	**1,976**	1,711	15%	1,712	15%
Total IFRS operating profit from continuing operations[3]	**893**	958	(7)%	957	(7)%
EEV basis shareholders' funds (£bn)	**11,883**	9,991	19%	10,301	15%
IFRS shareholders' funds (£bn)	**5,488**	4,986	10%	5,194	6%
Holding company cash flow	**(104)**	(298)	65%	(298)	65%

(1) The details shown include the effect of the bulk annuity transfer from the Scottish Amicable Insurance Fund (SAIF) to Prudential Retirement Limited, a shareholder-owned subsidiary of the Group.

SAIF is a closed ring-fenced sub-fund of the PAC long-term fund established by a court approved scheme of arrangement in September 1997, whose results are solely for the benefit of SAIF policyholders.

(2) Long-term business profits after deducting Asia development expenses and before restructuring costs.

(3) Based on longer-term investment returns from continuing operations. Operating profit is stated excluding the effect of short-term fluctuations in investment returns against the long-term assumptions, the effect of changes in economic assumptions, actuarial gains and losses on defined benefit pension schemes, the mark to market value movements on borrowings and goodwill impairment charges.

(4) Reported exchange rate (RER).

In the Operating and Financial Review (OFR), year-on-year comparisons of financial performance are on a constant exchange rate (CER) basis, unless otherwise stated.

The Group has delivered a strong set of results for 2006 as illustrated in the table above.

The Group delivered record total APE sales of £2,470 million (2005: £2,134 million) and for the first time generated NBP in excess of £1 billion.

This, together with the significant increase in contributions from the in-force business, drove a record EEV basis operating profit from the long-term business to £2.2 billion.

The following year-on-year comparisons are presented on a RER basis.

The EEV basis result before tax and minority interests was a profit of £3,072 million up 37 per cent on 2005.

Within this, short-term fluctuations in investment return were £745 million (2005: £1,068 million), mainly driven by positive variances in the UK (£378 million) and Asia (£286 million).

Changes in economic assumptions were negative £1 million (2005: negative £349 million). They include a positive change in the UK (£182 million), a negative change in the US (£51 million), and a negative change in Asia (£132 million).

EEV basis shareholders' funds were £11.9 billion (2005: £10.3 billion), an increase of £1.6 billion over last year, driven by a strong operating performance from all insurance and asset management business units.

Earnings per share, based on EEV operating profit after tax and related minority interests, were 57.6 pence, compared with 56.6 pence in 2005.

On an IFRS basis, operating profits (before tax) were £893 million (2005: £957 million), down seven per cent on last year principally due to the £145 million loss incurred by Egg.

The Group delivered strong growth of 66 per cent in total net investment flows from its asset management businesses of £8.6 billion (2005: £5.2 billion). This performance contributed to the growth in total external investment funds under management that grew from £46.3 billion in 2005 to £57.2 billion in 2006.

Earnings per share, based on total IFRS operating profit after tax and minority interests, were 26.4 pence compared with 32.2 pence in 2005.

Holding company cash flow improved significantly from a cash outflow of £298 million in 2005 to a cash outflow of £104 million in 2006, reflecting higher capital remittances, and lower capital invested in the UK reflecting the benefit from a change in the Financial Services Authority (FSA) reserving regulations.

The capital position of Prudential plc, measured under the Financial Conglomerate Directive (FCD) basis, will be submitted to the FSA by 30 April 2007 but is currently estimated to be in the region of £1.0 billion.

22 Prudential plc Annual Report 2006

Directors’ report: Operating and financial review

Group overview

The total capital invested by the Group to support new business sales, in terms of both initial strain and required capital, was £554 million in 2006. This represents £22.4 million per £100 million sales in terms of APE and £2.9 million per £100 million in terms of PVNBP sales.

On 29 January 2007 Prudential announced that it had entered into a binding agreement to sell Egg to Citi for a consideration of £575 million, subject to adjustment to reflect any change in net asset value between 31 December 2006 and completion.

Impact of currency movements

Prudential has a diverse international mix of businesses with a significant proportion of its profit generated outside the UK. In 2006, 74 per cent of NBP and 67 per cent of IFRS operating profit was delivered from overseas operations.

In preparing the Group’s consolidated accounts, results of overseas operations are converted at rates of exchange based on the average of the year, whilst shareholders’ funds are converted at year end rates of exchange.

Changes in exchange rates from year to year have an impact on the Group’s results when these are converted into pounds sterling for reporting purposes. In some cases these exchange rate fluctuations can mask underlying business performance. Consequently, the Board has for a number of years reviewed the Group’s international performance on a CER basis. This basis eliminates the impact from conversion, the effects of which do not alter the long-term value of shareholders’ interests in Prudential’s non-UK businesses.

Basis of preparation of results

The European Union (EU) requires that all listed European groups prepare their financial statements in accordance with EU approved IFRS. Since 1 January 2005, Prudential has been reporting its primary results on an IFRS basis and 2006 represents the second year end of financial statements prepared under IFRS for the Group. In addition, as a signatory to the European Chief Financial Officers’ (CFO) Forum’s EEV Principles, Prudential has also been reporting supplementary results on an EEV basis for the Group’s long-term business since 2005. These results are combined with the IFRS basis results of the Group’s other businesses to provide a supplementary operating profit under EEV. Reference to operating profit relates to profit based on longer-term investment returns that excludes goodwill impairment charges, short-term fluctuations in investment returns, the mark to market movement on core borrowings, the shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes, the effect of changes in economic assumptions and changes in the time value of options and guarantees caused by economic factors.

In broad terms, IFRS profits for long-term business contracts reflect the aggregate of statutory transfers from with-profits funds and profits on a traditional accounting basis for other long-term business. Although the statutory transfers from with-profits funds are closely aligned with cash flow generation, the pattern of IFRS profits over time from shareholder-backed long-term businesses will generally differ from the cash flow pattern. Over the life of a contract, however, aggregate IFRS profits will be the same as aggregate cash flow.

In preparing its IFRS basis results the Group continues to provide supplementary analysis of the profit before shareholder tax so as to distinguish operating results based on longer-term investment returns, actuarial gains and losses on defined benefit pension schemes, and exceptional items.

Life insurance products are, by their nature, long term and the profit on this business is generated over a significant number of years. Accounting under IFRS does not, in Prudential’s opinion, properly reflect the inherent value of these future profit streams. Prudential believes that embedded value reporting provides investors with a better measure of underlying profitability of the Group’s long-term businesses and is a valuable supplement to statutory accounts.

Sales and funds under management

Prudential delivered strong sales growth during 2006 with total new insurance sales up 11 per cent to £15.1 billion at CER. This resulted in record insurance sales of £2.5 billion on the APE basis, an increase of 16 per cent on 2005. At RER, APE was up 16 per cent on 2005. Strong growth came from the US, with APE up on 2005 by 21 per cent, and in Asia with APE up 30 per cent at CER. Sales under the PVNBP basis in 2006 increased by 12 per cent to £19 billion at CER.

Total gross investment sales for 2006 were £33.9 billion, up 31 per cent on 2005 at CER. Net investment flows of £8.6 billion were up 67 per cent on last year at CER.

Total external funds under management in 2006 increased by 23 per cent from £46.3 billion in 2005 to £57.2 billion at RER, reflecting net investment flows of £8.6 billion, and net market and other movements of £2.2 billion.

At 31 December 2006, total insurance and investment funds under management were £251 billion, an increase of seven per cent from 2005 at RER.

EEV basis operating profit from continuing operations

Total EEV basis operating profit from continuing operations based on longer-term investment returns was £1,976 million, up 15 per cent from 2005 at CER. At RER, the result was up 15 per cent. This result reflects profitable growth in the insurance and funds management businesses.

Prudential’s insurance businesses achieved significant growth, both in terms of NBP and in-force profit, resulting in a 28 per cent increase in operating profit over 2005 at CER.

In 2006, the Group generated record NBP from insurance business of £1,039 million, which was 20 per cent above 2005 at CER, driven by strong sales momentum in the US and Asia, achieved without compromising margins. At RER, NBP was up 20 per cent. The average Group NBP margin was 42 per cent (2005: 41 per cent) on an APE basis and 5.5 per cent

Prudential plc Annual Report 2006 23

Directors' report: Operating and financial review
Group overview

Group overview continued

EEV basis operating profit on continuing operations	2006 £m	CER 2005 £m	CER Percentage change	RER 2005 £m	RER Percentage change
Insurance business:					
UK	**686**	426	61%	426	61%
US	**708**	731	(3)%	741	(4)%
Asia	**829**	585	42%	576	44%
Long-term business	**2,223**	1,742	28%	1,743	28%
Development expenses	**(15)**	(20)	(175)%	(20)	(75)%
Fund management business:					
M&G	**204**	163	25%	163	25%
US broker-dealer and fund management	**18**	24	(25)%	24	(25)%
Curian	**(8)**	(10)	20%	(10)	20%
Asia fund management	**50**	11	355%	12	317%
	264	188	40%	189	40%
Banking:					
Egg	**(145)**	44	(430)%	44	(430)%
Other income and expenditure	**(298)**	(243)	(23)%	(244)	(22)%
Total EEV basis operating profit on continuing operations	**2,029**	1,711	19%	1,712	19%
Restructuring costs	**(53)**	0		0	
Total EEV basis operating profit on continuing operations after restructuring costs	**1,976**	1,711	15%	1,712	15%

(2005: 5.2 per cent at CER) on a PVNBP basis. The overall margin has increased mainly driven by profitable sales of individual annuities in the UK and of variable annuities in the US. In-force profit increased 36 per cent on 2005 at CER to £1,184 million. At RER, in-force profit was up 35 per cent. In aggregate, net assumption changes were £38 million positive, and experience variances and other items were £111 million positive.

The in-force profit in 2005 included a £148 million charge in respect of a persistency assumption change in the UK, and a credit in the US of £140 million reflecting an operating assumption change following price increases introduced on two blocks of in-force term life business.

Asia's development expenses (excluding the regional head office expenses) were £15 million, (2005: £20 million at CER).

Results from the fund management business were £264 million (2005: £188 million), up 40 per cent on 2005 at CER.

Egg losses were £145 million (2005: profit £44 million).

Other income and expenditure totalled a net expense of £298 million compared with £244 million in 2005 at RER. This result includes £36 million of costs for the Asia head office costs (2005: £30 million); £83 million for the Group head office costs (2005: £70 million); net interest expense on central borrowings of negative £169 million (2005: £133 million); and a charge for share-based payments for Prudential schemes of £10 million (2005: £11 million).

Total EEV basis operating profit includes £53 million in restructuring costs (nil in 2005), primarily related to the costs associated with the UK and Egg cost saving initiatives announced in July 2006.

EEV basis profit before tax and minority interests from continuing operations

	2006 £m	RER 2005 £m
Total EEV basis operating profit on continuing operations after restructuring costs	**1,976**	1,712
Short-term fluctuations in investment returns:	**745**	1,068
UK	**378**	994
US	**64**	67
Asia	**286**	41
Other	**17**	(34)
Actuarial gains and losses on defined benefit pension schemes	**207**	(47)
Effect of change in economic assumptions:	**(1)**	(349)
UK	**182**	(81)
US	**(51)**	(3)
Asia	**(132)**	(265)
Effect of change in time value of cost of options and guarantees:	**60**	47
UK	**40**	31
US	**6**	11
Asia	**14**	5
Movement in mark to market value of core borrowings:	**85**	(67)
US	**3**	(2)
Other	**82**	(65)
Goodwill impairment charge	**0**	(120)
Profit from continuing operations before tax	**3,072**	2,244

24 Prudential plc Annual Report 2006

Directors' report: Operating and financial review
Group overview

The following year-on-year comparisons are presented on a RER basis.

The EEV basis result before tax and minority interests was a profit of £3,072 million up 37 per cent on 2005.

This reflects in part an increase in operating profit from £1,712 million in 2005 to £1,976 million in 2006.

The profit before tax also includes £745 million in short-term fluctuations in investment returns (2005: £1,068 million), negative changes in economic assumptions of £1 million (2005: negative £349 million) and the effect of change in time value of options and guarantees of positive £60 million (2005: positive £47 million).

The UK long-term business component of short-term fluctuations in investment returns of £378 million (2005: £994 million) primarily reflects the difference between the actual investment return for the with-profits life fund of 12.4 per cent (2005: 20 per cent) and the long-term assumed return of 7.5 per cent.

The US short-term fluctuations in investment returns of £64 million primarily include a positive £46 million in respect of the difference between actual investment returns and long-term returns included in operating profit in respect of fixed income securities, related swap transactions and equity-based investments. It also includes a positive £17 million in relation to changed expectations of future profitability on variable annuity business in force due to the actual variable annuity investment account ('separate account') return exceeding the long-term return reported within operating profit, offset by the impact of the associated hedging position.

In Asia, long-term business short-term investment fluctuations were £286 million, compared to £41 million last year. This reflects strong market performance across the region particularly in Vietnam, Hong Kong, Singapore and Taiwan.

An actuarial gain on the defined benefit pension schemes was recorded in 2006 for £207 million (2005: loss £47 million). This gain primarily represents the difference between actual and expected investment returns for the schemes and the reduction in liabilities due to an increase in the risk discount rate resulting from increases in corporate bond returns.

Negative economic assumption changes of £1 million in 2006 compared with negative economic assumption changes of £349 million in 2005. Economic assumption changes in 2006 comprised positive £182 million in the UK, negative £51 million in the US and negative £132 million in Asia.

In the UK, economic assumption changes of positive £182 million reflect the impact of the increase in the future investment return assumption offset by the increase in the risk discount rate.

In the US, economic assumption changes of negative £51 million primarily reflect increases in the risk discount rates following an increase in the US 10-year Treasury rate, partially offset by an increase in the separate account return assumption.

In Asia, negative economic assumption changes were £132 million, of which £101 million is due to Taiwan. This primarily reflects the effect of delaying for a further year Prudential's assumption of a gradual rise in interest rates. The economic scenarios used to calculate 2006 EEV basis results reflect the assumption of a phased progression of the bond yields from the current rates to the long-term expected rates. The projections assume that, in the average scenario, the current bond yields of around 2 per cent trend towards 5.5 per cent at 31 December 2013. Allowance is made for the mix of assets in the fund, the future investment strategy and the market value depreciation of the bonds as a result of the assumed yield increases. This gives rise to an average assumed fund earned rate that trends from 2.1 per cent to 5.7 per cent in 2014. The assumed fund earned rate falls to 1.4 per cent in 2007 and remains below 2.1 per cent for a further five years due to the depreciation of bond values as yields rise. Thereafter, the fund earned rate fluctuates around a target of 5.9 per cent. For the 2005 results the grading of bond yields, in the average scenario, was around 2 per cent towards 5.5 per cent at 31 December 2012. Consistent with the Group's EEV methodology, a constant discount rate has been applied to the projected cash flows.

The change in the time value of cost of options and guarantees was positive £60 million for the year (2005: positive £47 million), consisting of £40 million, £6 million and £14 million for the UK, the US and Asia, respectively.

The mark to market movement on core borrowings (excluding Egg) was a positive £85 million (2005: negative £67 million) reflecting the reduction in fair value of core borrowings due to increases in interest rates.

EEV basis profit after tax and minority interests

	2006 £m	RER 2005 £m
Profit from continuing operations before tax	**3,072**	2,244
Tax	**(859)**	(653)
Profit from continuing operations for the financial year after tax before minority interests	**2,213**	1,591
Discontinued operations (net of tax)	**0**	3
Minority interests	**(1)**	(12)
Profit for the year attributable to equity holders of the Company	**2,212**	1,582

The following year-on-year comparisons are presented on a RER basis.

Profit after tax and minority interests was £2,212 million (2005: £1,582 million). The tax charge of £859 million compares with a tax charge of £653 million in 2005. Minority interests in the Group results were £1 million (2005: £12 million).

The effective tax rate at an operating tax level was 30 per cent (2005: 21 per cent), generally reflecting expected tax rates. The effective tax rate in 2005 was unusually low due to a number of factors, including favourable settlements reached with the tax authorities, and being able to take credit for Egg's French losses. The effective tax rate at a total EEV level was 28 per cent (2005: 29 per cent) on a profit of £3,072 million. The higher rate of effective tax at a total level for 2005 was primarily due to the effect of impairment of goodwill (which does not attract tax relief) and the impact of short-term fluctuations and changes in economic assumptions not all of which are tax affected.

Prudential plc Annual Report 2006 25

Directors' report: Operating and financial review
Group overview

Group overview continued

Return on embedded value

Prudential's return on embedded value for 2006 was 13.5 per cent (2005: 15.5 per cent). This reduction is due to an increase in the opening shareholders' funds at 1 January 2006, mainly affected by the UK short-term investment fluctuations in 2005, which was higher than the corresponding growth in after-tax operating profit.

The return is based on EEV operating profit from continuing operations after tax and minority interests as a percentage of opening embedded value (shareholders' funds on a EEV basis).

IFRS basis operating profit (based on longer-term investment returns)

Group operating profit before tax from continuing operations on the IFRS basis after restructuring costs was £893 million, a reduction of seven per cent on 2005 at CER. This figure includes £50 million of restructuring costs. Group operating profit before tax from continuing operations before restructuring costs was £943 million, a reduction of two per cent on 2005 at CER. This reduction is mainly caused by the loss of £145 million in Egg (2005: £44 million profit).

At RER, operating profit before restructuring costs was down one per cent on the prior year.

In the UK, IFRS operating profit for the long-term business increased 25 per cent to £500 million in 2006. This primarily reflected a 22 per cent increase in profits attributable to the with-profits business, a consequence of bonus declarations announced in February 2006 and 2007 and a benefit of £46 million from a change in reserving requirements. This was due to the FSA's relaxation of reserving requirements under the policy statement that effected the proposal in CP 06/16. The result of £500 million excludes restructuring costs of £31 million in respect of implementation costs associated with Prudential UK and Egg cost saving initiatives announced in July 2006.

In the US, total IFRS operating profit of £408 million was up 14 per cent on 2005 at CER. IFRS operating profit for long-term business was £398 million, up 16 per cent from £344 million in 2005 at CER. The US operations' results are based on US GAAP, adjusted where necessary to comply with IFRS as the Group's basis of presenting operating profit is based on longer-term investment returns. In determining the operating profit for US operations, longer-term returns for fixed income securities incorporate a risk margin reserve (RMR) charge for longer-term defaults and amortisation of interest-related realised gains and losses. The growth in Jackson's IFRS operating profit mainly reflects increased fee and spread income. The fee income was driven by a 51 per cent increase in separate account assets held at year end, and improved returns on these assets. One-off items affecting the spread-based income were £33 million (2005: £44 million), net of DAC amortisation. The operating profit from non-long-term business was £10 million, a reduction on 2005 (2005: £14 million). The 2005 result, however, benefited from a one-off £5 million revaluation of an investment vehicle managed by PPM America (PPMA). Curian recorded losses of £8 million in 2006, down from £10 million in 2005, as the business continues to build scale.

Asia's operating profit for long-term business before development expenses of £15 million was £189 million, a six per cent decrease on 2005 at CER. However, this result was 11 per cent above prior year excluding a net positive £30 million contribution from exceptional items in 2005. Operating profit continues to be driven mainly by the established markets of Singapore, Malaysia and Hong Kong which represent £139 million of the total operating profit in 2006. There was an increased contribution from Indonesia and Vietnam as these operations continue to build scale. Four life

		CER		RER	
IFRS basis operating profit based on longer-term investment returns	**2006 £m**	2005 £m	Percentage change	2005 £m	Percentage change
Insurance business:					
UK	**500**	400	25%	400	25%
US	**398**	344	16%	348	14%
Asia	**189**	201	(6)%	195	(3)%
Long-term business	**1,087**	945	15%	943	15%
Development expenses	**(15)**	(20)	(25)%	(20)	(25)%
Fund management business:					
M&G	**204**	163	25%	163	25%
US broker-dealer and fund management	**18**	24	(25)%	24	(25)%
Curian	**(8)**	(10)	20%	(10)	20%
Asia fund management	**50**	11	355%	12	317%
	264	188	40%	189	40%
Banking:					
Egg	**(145)**	44	(430)%	44	(430)%
Other income and expenditure	**(248)**	(198)	(25)%	(199)	(25)%
Total IFRS basis operating profit based on longer-term investment returns	**943**	959	(2)%	957	(1)%
Restructuring costs	**(50)**	0		0	
Total IFRS basis operating profit based on longer-term investment returns after restructuring costs	**893**	959	(7)%	957	(7)%

26 Prudential plc Annual Report 2006

Directors' report: Operating and financial review
Group overview

operations made IFRS losses: China, India and Korea which are relatively new businesses rapidly building scale and Thailand which is marginally loss making. Within the net positive £30 million of exceptional items in 2005 there was a write-off of deferred acquisition costs (DAC) in Taiwan of £21 million. No write-off was required in 2006. The profits and recoverability of DAC in Taiwan are dependent on the rates of return earned and assumed to be earned on the assets held to cover liabilities and on future investment income and contract cash flows for traditional whole of life policies. If interest rates were to remain at current levels in 2007 the premium reserve, net of DAC, would be broadly sufficient. If interest rates were to remain at current levels in 2008 then some level of write-off of DAC may be necessary. However, the amount of the charge currently estimated to be £70-90 million is sensitive to the above mentioned variables.

The Asian fund management operations reported an 85 per cent growth in operating profits to £50 million (2005: £11 million), excluding negative £16 million of exceptional items recorded in 2005, driven by strong contributions from the established markets of Singapore and Hong Kong.

IFRS basis profit before tax from continuing operations

	2006 £m	RER 2005 £m
Operating profit from continuing operations based on longer-term investment returns after restructuring costs	**893**	957
Goodwill impairment charge	**0**	(120)
Short-term fluctuations in investment returns	**162**	211
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	**167**	(50)
Profit before tax from continuing operations attributable to shareholders	**1,222**	998

The following year-on-year comparisons are presented on a RER basis.

Total IFRS basis profits before tax and minority interests were £1,222 million in 2006, compared with £998 million for 2005. The increase reflects: a reduction in operating profit of £64 million; a decrease in short-term fluctuations in investment return, down £49 million from 2005; and a £217 million positive movement from the prior year in actuarial gains and losses attributable to shareholder-backed operations in respect of the Group's defined benefit pension schemes. In addition, in 2006 there is no goodwill impairment charge (2005: £120 million).

IFRS basis profit after tax

	2006 £m	RER 2005 £m
Profit before tax from continuing operations	**1,222**	998
Tax	**(347)**	(241)
Profit from continuing operations for the financial year after tax	**875**	757
Discontinued operations (net of tax)	**0**	3
Minority interests	**(1)**	(12)
Profit for the year attributable to equity holders of the Company	**874**	748

The following year-on-year comparisons are presented on a RER basis.

Profit after tax and minority interests was £874 million compared with £748 million in 2005. The effective rate of tax on operating profits, based on longer-term investment returns, was 29 per cent (2005: 19 per cent). The effective rate of tax at the total IFRS profit level for continuing operations for 2006 was 28 per cent (2005: 24 per cent). The effective tax rate in 2006 was close to the expected tax rate of 31 per cent (which reflects the geographic split of profits). The effective tax rate in 2005 was unusually low due to a number of factors, including favourable settlements reached with the revenue authorities, and being able to take credit for Egg's losses in France.

Earnings per share

Earnings per share, based on EEV basis operating profit from continuing operations after tax and related minority interests, were 57.6 pence, compared with 56.6 pence in 2005.

Earnings per share, based on IFRS operating profit from continuing operations after tax and related minority interests, were 26.4 pence, compared with 32.2 pence in 2005.

Basic earnings per share, based on total EEV basis profit after minority interests, were 91.7 pence, compared with 66.9 pence in 2005.

Basic earnings per share, based on IFRS profit after minority interests, were 36.2 pence, compared with 31.6 pence in 2005.

Dividend per share

The Board has reviewed its longer-term dividend policy in light of its expectation that the overall operating cash flow of the Group will be positive from 2008.

The directors recommend a final dividend for 2006 of 11.72 pence per share payable on 22 May 2007 to shareholders on the register at the close of business on 13 April 2007. The interim dividend for 2006 was 5.42 pence per share. The total dividend for the year, including the interim dividend and the recommended final dividend, amounts to 17.14 pence per share compared with 16.32 pence per share for 2005, an increase of five per cent. The total cost of dividends in respect of 2006 was £418 million.

The full-year dividend is covered 1.5 times by post-tax IFRS operating profit from continuing operations.

Dividend cover is calculated as operating profit after tax on an IFRS basis, divided by the current year interim dividend plus the proposed final dividend.

The Board will focus on delivering a growing dividend, which will continue to be determined after taking into account the Group's financial flexibility and opportunities to invest in areas of the business offering attractive returns. The Board believes that in the medium term a dividend cover of around two times is appropriate.

Prudential plc Annual Report 2006 27

Directors' report: Operating and financial review
Group overview

Group overview continued

EEV basis shareholders' funds £m
Analysis of movement 2006


14,000
13,000
12,000
11,000
10,000
9,000
8,000
10,301
1,039
1,184
204
(145)
60
(366)
830
60
207
(1)
(732)
(359)
(399)
11,883
A
B
C
D
E
F
G
H
I
J
K
L
M
N
O

A – 2006 opening shareholders' funds
B – Life new business profit
C – Life in-force profit
D – M&G
E – Egg operating profit
F – Other non-life operations
G – Other income and expenditure (including Asia development expense and restructuring)
H – Short-term fluctuations in investment returns
I – Time value of cost of options and guarantees
J – Actuarial Gains and losses on DB schemes
K – Economic Assumption changes
L – Tax, minority interest and others
M – FX movements
N – External dividends
O – 2006 closing shareholders' funds

Shareholders' funds

On the EEV basis, which recognises the shareholders' interest in long-term businesses, shareholders' funds at 31 December 2006 were £11.9 billion, an increase of £1.6 billion from the 2005 year-end level (2005: £10.3 billion). This 15 per cent increase primarily reflects: total EEV basis operating profit of £1,976 million; a £745 million favourable movement in short-term fluctuations in investment returns; a £59 million positive movement due to changes in economic assumptions and in time value of options and guarantees; a positive movement on the mark to market of core debt of £85 million; the proceeds for the share capital issue of the parent company for £336 million, and a positive movement in the actuarial gains on the defined benefit pension schemes of £207 million. These were offset by: a tax charge of £859 million; the negative impact of £359 million for foreign exchange movements; the impact of the acquisition of the minority interest in Egg for £167 million, and dividend payments of £399 million made to shareholders.

At year end 2006, the embedded value for the Asian long-term business was £2.5 billion. The established markets of Hong Kong, Singapore and Malaysia contribute £2.0 billion to the embedded value generated across the region with Korea (£191 million) and Vietnam (£198 million) making further substantial contributions. Prudential's other markets of China, India, Indonesia, Japan, Thailand and the Philippines in aggregate contribute £336 million in embedded value. Growth in embedded value for the Asian business as a whole has been partially offset by a negative embedded value in Taiwan of £216 million. This is an improvement from the reported negative £311 million in 2005, which includes the associated cost of economic capital*, and reflects the impact of the low interest rate environment in Taiwan on the in-force business.

The current mix of new business in Taiwan is weighted heavily towards unit-linked and protection products, representing 58 per cent and 17 per cent of new business APE in 2006, respectively. As a result, interest rates have little effect on new business profitability and a one per cent reduction in assumed interest rates would reduce new business margins in Taiwan by only two percentage points. However, the in-force book in Taiwan, predominantly made up of whole of life policies, has an embedded value that is sensitive to interest rate changes. A one per cent decrease in interest rates, along with consequential changes to assumed investment returns for all asset classes, market values of fixed interest assets and risk discount rates, would result in a £165 million decrease in Taiwan's embedded value. A similar one per cent positive shift in interest rates would increase embedded value by £107 million. On the assumption that bond yields remained flat during 2007 and then trended towards 5.5 per cent in 2014 this would have reduced the 2006 Taiwan embedded value by £88 million. Sensitivity of the embedded value to interest rate changes varies considerably across the region. In aggregate, a one per cent decrease in interest rates, along with all consequential changes noted above, would result in a five per cent decrease to Asia's embedded value.

Statutory IFRS basis shareholders' funds at 31 December 2006 were £5.5 billion. This compares with £5.2 billion at 31 December 2005. The increase primarily reflects: profit after tax and minority interests of £874 million, the proceeds from the share capital issue of the Company for £336 million, offset by the impact of the acquisition of Egg's minority interests for £167 million, negative foreign exchange movements of £224 million, dividend payments to shareholders of £399 million, and the impact of unrealised holding losses on available-for-sale investments of £210 million.

*Economic capital is broadly considered to be the amount of capital a financial services firm's own internal risk assessment determines it should hold to remain solvent following events that might be considered as unexpected, yet not so unlikely that they might never occur in practice.

28 Prudential plc Annual Report 2006

Directors' report: Operating and financial review
Group overview

Holding company cash flow

	2006 £m	2005 £m
Cash remitted by business units:		
UK life fund transfer**	**217**	194
UK other dividends (including special dividend)	**0**	103
US	**110**	85
Asia	**175**	73
M&G	**94**	62
Total cash remitted to Group	**596**	517
Net interest paid	**(128)**	(115)
Dividends paid	**(399)**	(378)
Scrip dividends and share options	**91**	55
Cash remittances after interest and dividends	**160**	79
Tax received	**122**	107
Corporate activities	**(67)**	(66)
Cash flow before investment in businesses	**215**	120
Capital invested in business units:		
UK	**(172)**	(249)
Asia	**(147)**	(169)
Total capital invested in business units	**(319)**	(418)
Decrease in cash	**(104)**	(298)

**In respect of current and prior year's bonus declarations.

The table above shows the Group holding company cash flow. Prudential believes that this format gives a clearer presentation of the use of the Group's resources than the format of the statement required by IFRS.

The Group holding company received £596 million in cash remittances from business units in 2006 (2005: £517 million) comprising the shareholders' statutory life fund transfer of £217 million relating to the 2005 and 2006 bonus declarations from the UK, and remittances of £110 million, £175 million and £94 million from the US, Asia and M&G respectively.

The last of three special dividends of £100 million was paid from the Prudential Assurance Company (PAC) shareholders' funds in 2005 to the Group holding company in respect of profit arising from earlier business disposals.

After net dividends and interest paid, there was a net cash inflow of £160 million (2005: £79 million).

During 2006, the Group holding company paid £67 million in respect of corporate activities and received £122 million (2005: £107 million) in respect of Group relief on taxable losses. The Group invested £319 million (2005: £418 million) in its business units, comprising £172 million in the UK and £147 million in Asia. In 2006, Asia became a net contributor to the Group holding company cash flow for the first time, with a net remittance of £28 million.

The capital investment in the UK was lower than planned reflecting a capital benefit from the FSA's change of reserving requirements. Without this reserving change the UK would have required capital of approximately £230 million.

In aggregate this gave rise to a decrease in cash of £104 million (2005: £298 million decrease).

In 2007, the Group cash flow is expected to be positive including the cash proceeds from the sale of Egg. At an operational level the cash outflow is expected to be greater than in 2006, given the benefit this year of the regulatory change to the FSA reserving requirements in the UK.

In 2007, the UK shareholders' statutory transfer relating to the bonus declarations made in February 2006 and 2007 will be £261 million.

Depending on the mix of business written and the opportunities available, cash invested to support the UK in 2007 is expected to be less than in 2006, up to £160 million and with the expectation that the UK shareholder-backed business will become cash positive in 2010.

Taking into account plans for future growth, a normalised level of scrip dividend, the reducing UK capital requirement and increased remittances from the other life and asset management operations, it is expected that the operating cash flow of the Group holding company will be positive in 2008.

New business capital usage

	2006 Free surplus £m	2006 Required capital £m	2006 Net worth £m	2006 Value in force £m
UK	**(221)**	**176**	**(45)**	**231**
US	**(228)**	**196**	**(32)**	**200**
Asia	**(105)**	**11**	**(94)**	**467**
	(554)	**383**	**(171)**	**898**

The Group wrote £2,470 million of sales on an APE basis and £18,947 million on a PVNBP basis in 2006. In support of this amount of new business sales, the Group invested £554 million of capital. This amount covers both new business acquisition expenses, including commission, statutory reserves and the required capital, and amounts to approximately £22.4 million per £100 million of APE sales and £2.9 million per £100 million of sales on a PVNBP basis.

In the UK, £221 million of capital was invested in 2006 to support APE sales of £900 million and PVNBP sales of £7,712 million. This amounts to approximately £24.6 million per £100 million of APE sales and £2.9 million per £100 million of sales on a PVNBP basis.

In the US, £228 million of capital was invested in 2006 to support APE sales of £614 million and PVNBP sales of £6,103 million. This amounts to approximately £37.1 million per £100 million of APE sales and £3.7 million per £100 million of sales on a PVNBP basis.

In Asia, £105 million of capital was invested in 2006 to support APE sales of £956 million and PVNBP sales of £5,132 million. This amounts to approximately £11 million per £100 million of APE sales and £2.0 million per £100 million of sales on a PVNBP basis.

Prudential plc Annual Report 2006 29

Directors' report: Operating and financial review
Business unit review: Insurance operations

Business unit review
Insurance operations

United Kingdom

1. Market review and summary of strategy

The UK retirement market continues to remain attractive with an ageing population driving demand for pre and post-retirement products.

While many UK consumers remain overly indebted and are not saving enough for retirement, with a backdrop of reduced state and employer provision, they increasingly need to take control of their financial affairs. This positive demographic trend, together with an increasing concentration of wealth in the hands of those approaching retirement or already retired, will continue to fuel the opportunity for financial provision in, and preparing for, retirement.

The impact of A-Day, the implementation of pensions simplification legislation in April 2006, initially dampened new business in certain areas, particularly in the retail annuities market, but subsequently led to considerable market growth in individual pensions, Self Invested Personal Pensions (SIPPs) and annuities. Much of the market growth in pensions savings reflected recycling of money as consumers consolidated existing pensions arrangements to one provider.

The wholesale annuity and risk management market experienced increased competition over 2006, as short-term demand slowed and several new entrants started to participate. However, the long-term potential in this market remains considerable, with approximately £900 billion of funds held across a number of market segments.

During 2006, Prudential UK Insurance Operations (Prudential UK) has continued to target capital efficient returns through selective participation within its chosen markets, Retirement Income, Wealth and Health and Wholesale. Going forward, Prudential UK will specifically focus on maximising value for shareholders through taking a leadership position in the retirement income and savings market. This will be achieved by building on its longevity and asset allocation strengths, as well as utilising its brand strength with older customers, targeting their specific retirement needs. This focus on maximising value will be achieved alongside a programme of cost cutting initiatives for both new business and Prudential UK's back book to ensure that greater operating efficiencies are achieved.

Prudential will not participate directly in healthcare and protection but will instead expand its joint venture with Discovery Holding Limited (Discovery), the leading South African insurance company. It is expected that the Flexible Protection Plan (FPP) will be incorporated into the 50:50 Discovery joint venture during 2007. Both PruHealth and the FPP will utilise the successful 'Vitality' philosophy of a healthier lifestyle leading to lower protection premiums and have a dedicated sales force creating a more focused business model. In addition, FPP will continue to benefit from distribution to financial intermediaries through Prudential UK's intermediary sales force.

As of February 2007, PruHealth had 450 employees and over 100,000 customers, and its customer base, in contrast to the rest of the industry, has been growing at a rate of 15 per cent per month during 2006. Product leadership through strong innovation and multi-channel distribution strategy is expected to continue to deliver a significant market presence with 200,000 customers by the end of the year. PruHealth's aim is to achieve breakeven in 2008 and to be profitable thereafter.

Following the transfer of the protection business to the joint venture, the UK operations will be structured into three business units: Wholesale, Retail Retirement and Mature Life and Pensions.

The strategy in Wholesale Retirement income is to participate selectively in bulk and back book buyouts, where Prudential UK is able to win business based on its financial strength, operational capability and superior track record as well as its extensive annuitant mortality risk assessment capabilities. Prudential UK will maintain a strict focus on value, only participating in transactions that generate an acceptable rate of return. In addition, Prudential UK provides pension management services (including full or partial buyouts) to corporate clients looking to manage or close pension deficits in cost-efficient ways. While there is currently limited activity in this market, Prudential UK believes opportunities will arise to help corporate clients manage significant amounts of pension assets, which are non-core to their operations.

Retail Retirement will focus on savings and income for those customers nearing or in retirement. Retirement income will drive profitable growth in the core annuities business, building on the significant pipeline of vestings business over the next 30 years from maturing policies in its individual and corporate pensions books. This is enhanced by a number of strategic partnerships with third parties, where Prudential UK is the default annuity provider for customers vesting their pension at the point of retirement. The portfolio of retirement products also includes equity release products to provide more flexibility to customers with assets invested in property.

Prudential UK has exited the unprofitable front end commission markets for individual pensions and will transition from front end commission unit-linked bonds, particularly moving away from those areas of low persistency. Instead, Prudential UK will focus on new low risk multi-asset products which utilise Prudential UK's strengths in asset allocation and use 'factory gate pricing' (negotiated between customer and adviser with separate advice costs). These products will target the significant number of retail

United Kingdom	2006 £m	CER 2005 £m	CER Percentage change	RER 2005 £m	RER Percentage change
APE sales	**900**	892	1%	892	1%
NBP	**266**	243	9%	243	9%
NBP margin (% APE)	**30%**	27%		27%	
NBP margin (% PVNBP)	**3.4%**	3.1%		3.1%	
Total EEV basis operating profit*	**686**	426	61%	426	61%
Total IFRS operating profit*	**500**	400	25%	400	25%

*Based on longer-term investment returns.

30 Prudential plc Annual Report 2006

Directors’ report: Operating and financial review

Business unit review: Insurance operations

investors approaching retirement who have substantial assets outside personal or corporate pension plans, or have investments in poorly performing funds, and require inflation protection. Prudential UK remains committed to the corporate pensions market but will move to a tighter focus on larger schemes with better than average persistency and undertake a cost reduction programme. Together these are expected to deliver an IRR of 14 per cent by 2009. The corporate pensions book is an important source of vestings for the retail annuity business.

Prudential UK will continue to deliver embedded value through the Mature Life and Pensions Business. It has an aggressive target to reduce per policy unit processing costs and is evaluating the best route for achieving this which will include one or all of internal cost cutting, further off-shoring or outsourcing.

Prudential UK distributes products through both direct and intermediated channels. The direct channel will focus on capturing internal pension vesting business and Prudential UK’s equity release product via a specialist face-to-face direct sales force. The indirect channel will distribute products through retail intermediaries, strategic partners and through Employee Benefit Consultants (EBCs) and consulting actuaries. Participation within the intermediary market will be selective, targeting those advisers who focus on value and building client relationships.

Prudential UK continues to investigate the opportunity for wrap platform development and views this as an integral component to ensure future access to distribution. Any involvement is likely to be in partnership with a third party.

2. Current year initiatives

Over the course of 2006, Prudential UK has continued to deliver innovative new solutions to the market, building on the award-winning launches of PruHealth and the Property Value Release Plan, Prudential’s equity release product, in previous years.

The new Flexible Protection Plan was launched in July 2006 to the Direct channel and to a limited group of intermediaries specialising in the protection market. This innovative protection product is designed to pay critical serious illness claimants earlier and more often than traditional protection products with, on average, four times as many serious illnesses covered. Payments are based on severity levels and multiple claims for the same illness or new illnesses are possible. Early results have been encouraging and as a result the product was rolled out nationally in February 2007 and is expected to be incorporated into the Discovery joint venture during 2007.

Towards the end of 2006, Prudential UK received four stars in both the Life & Pension Providers category and the Investment Providers & Packages category at the FT Financial Adviser Practiv Services Awards. In addition, Prudential UK was ranked number one for service in the Life & Pension Annuities sector. These awards are widely recognised throughout the industry as independent recognition of a provider’s proposition, as they are voted on by intermediary financial advisers, who base the ratings on the level of service they receive from providers for new business processing, central processing, product support and commission payment.

Prudential UK’s strength in retirement provision continued to be well recognised as it won the Moneywise Best Annuity Provider Award for the third year running and was awarded the best lifetime mortgage provider at the 2006 Equity Release Awards for the Property Value Release Plan, together with awards from Moneyfacts and Mortgage Strategy.

In relation to its externally sourced annuity business, Prudential UK has signed further partnership agreements in 2006, including with Royal London which came into effect in September. This agreement allows Prudential UK to provide annuity quotes to all Royal London customers with maturing pensions which were originally written under various brands within the Royal London Group. In addition, Prudential UK signed an exclusive five-year agreement with Threadneedle as their supplier of annuities for their Stakeholder scheme, along with any future defined contribution schemes that Threadneedle acquires. This is a new area for Prudential UK that builds on its experience in providing annuities to the customers of life insurance companies. With the future growth in defined contribution schemes within the UK, Prudential UK expects more agreements of this type.

Prudential UK and Save & Prosper have also signed a direct marketing agreement under which Save & Prosper will offer Prudential’s conventional annuity product on an exclusive basis to customers with maturing Save & Prosper pensions. The agreement is expected to take effect from mid-2007 and will run for five years. Prudential UK’s financial strength and continuing outstanding life fund investment returns have been well received by both customers and advisers, having a positive impact on with-profits product sales. Prudential UK has also signed new distribution agreements with National Australia Bank Group and Openwork for PruFund, Prudential UK’s unitised and smoothed investment plan.

3. Financial results and performance

Prudential UK delivered a strong retail performance in 2006. Total APE sales of £900 million increased one per cent on 2005 and there was a nine per cent increase in NBP to £266 million, reflecting the significant increase in new business margin from 27 per cent to 30 per cent. This demonstrated the benefits of the selective participation strategy focusing on value pursued throughout 2006.

APE new business premiums £m

1,000 892 900 800 600 400 200 0

2005 2006

Prudential plc Annual Report 2006 31

Directors’ report: Operating and financial review

Business unit review: Insurance operations

Business unit review continued Insurance operations

EEV basis new business profits £m

300 266 243 200 100 0

2005 2006

This performance was driven by underlying growth in the UK retail business (excludes credit life, bulks and back books): • Retail APE sales of £688 million were 14 per cent higher than 2005 (£605 million); • Retail NBP of £190 million was 67 per cent higher than 2005 (£114 million); and • Retail New business margin has increased to 28 per cent (2005: 19 per cent).

Retail APE new business premiums £m

800 688 600 605 400 200 0

2005 2006

Retail EEV basis new business profits £m

200 190 150 100 114 50 0

2005 2006

The Retail life and pensions sales performance was primarily driven by strong individual annuity volumes, where Prudential UK has a 24 per cent market share (source: Association of British Insurers), together with increased sales of with-profits bonds and offshore bonds. These increases were offset by a decline in unit-linked bonds, protection and DWP rebate business.

Individual annuity sales grew by 22 per cent to £271 million as the annuity market experienced increased activity in the second half of 2006 following the removal of uncertainty around A-Day pension changes. Sales volume has been driven primarily by the continued strength of internal vestings (which contributed around 50 per cent of individual annuity sales) together with the cumulative benefit of partnership deals signed in previous years. Individual annuity sales were also boosted by sales of with-profits annuities where sales have more than doubled to £37 million compared with 2005, and are expected to increase. From February 2007, customers are able to start using their Protected Rights Funds to buy with-profits annuities. This new feature is the first of its type and allows customers to combine 100 per cent of their pension into an asset-backed annuity without having to buy two separate annuities. Protected Rights is a term used to describe the funds held in a money purchase scheme derived from National Insurance rebates for those who contracted out of the State Earnings Related Pension Scheme (which was replaced by State Second Pension).

With-profits sales were supported by the excellent with-profits bonus announcements in 2006, in respect of 2005, which were well received by both customers and advisers. This was reflected in APE sales of with-profits bonds up 44 per cent to £26 million. Corporate pension APE sales increased 23 per cent due in part to the continuing shift from defined benefit to defined contribution pension schemes but also due to the impact of A-Day. The sales upturn is also a reflection of Prudential UK’s re-engineered and improved account management capability, where the company works in partnership with the major Employee Benefit Consultants. Individual pension APE sales increased three per cent to £35 million due to increased activity following A-Day.

PruHealth continues to grow strongly with full-year gross written premiums (GWP) up 300 per cent at £36 million (2005: £9 million). GWP from new lives (which is equivalent to new business APE) was £28 million. Contributing to this growth is the number of companies adopting PruHealth for their employee healthcare schemes, including the British Airways voluntary scheme, Smith and Nephew and Norton Rose.

In the wholesale market, bulks and back book business APE volumes of £143 million were 70 per cent of those achieved in 2005. This reflected the selective participation strategy undertaken by Prudential UK to ensure margins and profitability were maintained in a period when the market experienced increased competition. Prudential UK completed two significant back book transactions in 2006. In January, it reached agreement with Royal London to acquire the portfolio of in-payment pension annuities that had been written primarily under the Royal London brand, but which also included some annuities written under the Refuge Assurance brand. The transaction generated premium income of £66 million on an APE basis. In June, Prudential Assurance Company (PAC) agreed to reinsure the non-profit immediate pension annuity portfolio of the Scottish Amicable Insurance Fund (SAIF) to Prudential Retirement

32 Prudential plc Annual Report 2006

Directors’ report: Operating and financial review

Business unit review: Insurance operations

Income Ltd (PRIL). SAIF is a closed sub-fund established by a court-approved Scheme of Arrangement in September 1997, in which Prudential shareholders have no economic interest. It contains a large proportion of the business originally written by the Scottish Amicable Life Assurance Society that was acquired by PAC in September 1997. The reinsurance premium for this transaction was £56 million on an APE basis.

In December, Prudential UK reached agreement with Save & Prosper to acquire its portfolio of in-payment pension annuities. The book covers approximately 16,900 policies (weighted average age 72) with assets of around £135 million (£13.5 million APE). During 2007, the intention is for these annuity policies to transfer to Prudential, subject to legal and regulatory approvals, at which point Prudential will take over direct responsibility for the payment of all annuitants. Total credit life APE sales of £69 million generated NBP of £26 million in 2006 (£83 million and £35 million respectively in 2005). Credit life sales reduced in 2006 and will continue to do so in 2007 as Prudential UK’s credit life contract with Lloyds TSB, which in 2006 contributed APE sales of £63 million and NBP of £20 million, has not been renewed. Prudential UK will continue to participate in the credit life market, pricing on a case-by-case basis.

In 2002, Prudential UK transferred its UK personal lines general insurance business to Winterthur, forming a strategic alliance with Churchill to offer Prudential-branded general insurance products for which Prudential receives a commission payment that has been offset against an advance payment made by Winterthur at completion resulting in a net payment to Prudential of £4 million in 2006. From 2008, under the terms of the contractual arrangement, the advance payment will have been fully offset, therefore Prudential UK is expected to receive approximately £30 million a year from the commission payments, although this will depend on the new business volumes and persistency rates.

Prudential UK allocates shareholder capital to support new business growth across a wide range of products in the UK. The weighted average post-tax IRR on the capital allocated to new business growth in the UK in 2006 was 15 per cent, up by one percentage point from that achieved in 2005. The NBP increased nine per cent to £266 million, primarily reflecting an increase in margin from 27 per cent in 2005 to 30 per cent in 2006. This reflects an increase in profitability within the retail business, where the margin increased significantly, driven principally by individual annuities offset by a change in business mix following the lower sales of more profitable bulk annuities, credit life business and DWP rebates.

EEV basis operating profit based on longer-term investment returns of £686 million, before restructuring costs of £34 million, were up 61 per cent on 2005. The in-force operating profit of £420 million was up 129 per cent on 2005, due to the increase in profits arising from the unwind of discount from the in-force book (reflecting an increase in the risk discount rates together with an increased opening embedded value); and because there were no operating assumption changes required in 2006, in comparison to 2005 when a charge of £148 million was made in respect of persistency.

Other charges of £110 million include £32 million of costs associated with product and distribution development and complying with regulatory requirements including Sarbanes-Oxley; £9 million negative persistency experience variance; £14 million for an annual fee paid by the shareholder business to the PAC with-profits sub-fund for the use of the Prudential and Scottish Amicable trademarks; £16 million in respect of the tariff arrangement with SAIF, which is to be renegotiated in 2007; £26 million for tax related items and £13 million in relation other items.

Prudential continues to manage actively the retention of the in-force book. During 2006, Prudential saw surrenders within its personal pension and DWP rebate business run ahead of assumptions following A-Day resulting in a small negative experience variance. All other lines of business performed in line with assumptions.

IFRS operating profit before restructuring costs of £31 million increased 25 per cent to £500 million in 2006. This reflects a 22 per cent increase in profits attributable to the with-profits business, which contributed £368 million reflecting the strong investment performance of the Life-Fund and its impact on terminal bonuses. In addition, the result benefited from a £46 million positive impact of changes in FSA reserving requirements for protection and unit-linked products.

4. Outlook and forthcoming objectives

While Prudential’s retail APE sales volume growth may fall in the short term, as it refocuses its retirement savings products, Prudential expects the UK financial services environment to remain favourable, and expects to achieve growth in line with the market (5 to 10 per cent) over the next five years.

Prudential UK will continue to focus on profitable opportunities which deliver capital-efficient returns and will seek to maintain an aggregate 14 per cent IRR on new business. It will continue to pursue profitable opportunities in its chosen product areas and distribution channels in 2007.

As previously announced, Prudential UK has targeted £150 million of cost savings by 2008 through the integration of Egg and other shareholder cost saving initiatives at a cost of £110 million. Of these target savings and costs, £35 million and £25 million respectively were due to be realised by Egg. Following the sale, the revised target savings for Prudential is £115 million. Prudential UK has, however, identified further cost saving initiatives which result in target cost savings for the UK business being increased to £195 million, to be achieved by 2010. The savings when achieved, net of restructuring costs, will result in a small positive assumption change on an EEV basis, estimated to be around £60 million. The cost savings will be achieved through a combination of internal cost saving, further off-shoring or outsourcing. The work of approximately 3,000 people in the customer service, customer operations and information technology areas will be in the core scope of this review. Prudential will comply with its legal obligations to consult with unions and employee representatives in relation to these proposals. The total cost of achieving the £195 million of savings is expected to be up to £165 million and will depend upon the final detail of the cost reduction programme. In connection with the sale of Egg, outline terms of a distribution agreement have been agreed in principle with Citi through which Prudential UK will provide life and pension products to Egg’s customers for a five-year period. Prudential UK sees Egg’s direct distribution capacity and access to its three million customers as powerful strategic assets, and this agreement enables it to preserve these benefits while reducing the risk to its balance sheet.

Prudential plc Annual Report 2006 33

Directors' report: Operating and financial review
Business unit review: Insurance operations

Business unit review continued
Insurance operations

United States

1. Market review and summary of strategy

The United States is the largest retirement savings market in the world, with 67 per cent, or US$12.9 trillion, of the world's retirement assets concentrated in the US at the end of 2005 (Source: Cerulli Associates). As 78 million baby boomers (Source: US Census Bureau), born between 1946 and 1964, approach retirement age, the ageing demographics of the US are expected to increase annual retirement distributions to more than US$1 trillion per year by 2012. The combination of increasing average life expectancy and decreasing average retirement age in the US is leading to an increase in the average time individuals will spend in retirement. At the same time, the responsibility for providing income during retirement continues to shift away from institutions, such as government and employers, toward individuals. These changes, coupled with historically low savings rates in the US, have resulted in an increasing risk that individuals' finances will be insufficient to cover the cost of living through retirement. These consumers will have a growing need for independent financial advice and increasingly seek guarantees and longevity protections from the financial products they purchase.

Despite favourable demographics, US life insurers face challenges from both within and outside the industry. The US life insurance industry remains highly fragmented – the combination of all annuity companies ranked below the top 20 annuity sellers have more than twice the market share of the top annuity provider (Source: LIMRA) and competition for market share is expected to intensify. In addition to competing against each other, life insurers are increasingly competing with other financial services providers, in particular mutual fund companies and banks, for a share of retirement savings assets in the US. Sales of annuities in the career agency distribution channel continue to decline to the benefit of independent agents/broker-dealers due to increasing costs and regulatory burdens, as well as a growing pool of sophisticated investors increasingly seeking more independent investment advice.

The US insurance industry faces continued regulatory scrutiny, particularly with respect to index and variable annuity products. The National Association of Securities Dealers Inc. (NASD) has issued guidelines requesting that its member firms provide stricter supervision of the marketing and sales of index annuities. In the variable annuity market, regulators continue to focus on product suitability in an effort to ensure that the products are sold appropriately to customers. There has also been regulatory pressure to reduce fees and costs associated with variable annuities, which has increased advisor demand for providers to manufacture low-cost variable annuity options.

Companies with quality distribution relationships, strong product manufacturing and below-industry-average cost structures are well positioned to compete effectively and continue to grow profitably. Significant convergence in the US financial services industry has yet to occur. As noted, the market remains fragmented with more business being consolidated organically among market participants with significant scale and sophisticated risk management functions.

During 2006 and 2005, the S&P index increased 13.6 per cent and 3.0 per cent, respectively, increasing the attractiveness of products providing access to equity-based returns. During the same periods, interest rates trended upward. However, the short end of the yield curve rose more dramatically than the long end of the curve, resulting in a flat to inverted yield curve. This, combined with low spreads over Treasury bonds, created a difficult environment for the sale of properly priced fixed annuities.

Jackson National Life Insurance Company (Jackson) provides retirement income and savings solutions in the mass and mass-affluent segments of the US market, primarily to near and post-retirees. It offers tools that help people plan for their retirement, and manufactures products with specialised features and guarantees to meet customers' needs. By seeking to add value to both the representatives who sell Jackson products, and to their customers, Jackson has built a strong position in the US retirement savings and income market with the fastest growing variable annuity franchise measured by new sales growth during the past four years (Source: VARDS) and top-10 sales rankings in fixed index annuities and individual traditional deferred fixed annuities (Source: LIMRA).

Jackson's primary focus is manufacturing high-margin, capital-efficient products, such as variable annuities, and marketing these products to advice-based channels through its relationship-based distribution model. In developing new product offerings, Jackson leverages a low-cost, flexible technology platform to manufacture innovative, customisable products that can be brought to the market quickly. In 2006, 81 per cent of Jackson's retail sales were from products and features developed and launched in 2006 and 2005.

Jackson's product offerings include variable, fixed and fixed index annuities, as well as life insurance and institutional products. Jackson's annuity products are long-term personal retirement products, which offer tax-deferred accumulation on the funds invested until proceeds are withdrawn from the policy. Fixed annuities offer

		CER		RER	
United States	**2006 £m**	2005 £m	Percentage change	2005 £m	Percentage change
APE sales	**614**	508	21%	515	19%
NBP	**259**	208	25%	211	23%
NBP margin (% APE)	**42%**	41%		41%	
NBP margin (% PVNBP)	**4.2%**	4.1%		4.1%	
Total EEV basis operating profit*	**718**	745	(4)%	755	(5)%
Total IFRS operating profit*	**408**	358	14%	362	13%

*Based on longer-term investment returns and including broker-dealer and fund management and Curian.

34 Prudential plc Annual Report 2006

Directors’ report: Operating and financial review    Business unit review: Insurance operations

customers a guarantee of principal and a minimum guaranteed rate of return on their deposits. Fixed index annuities also offer these features, but vary from fixed annuities in that they offer the potential for additional interest to be credited based upon the performance of an equity index over a specified period. Variable annuity products differ from the fixed annuity products in that the returns to the customer will depend upon the performance of the underlying fund portfolio. Jackson’s variable annuity products offer a range of protection options, such as death, income and withdrawal benefits, which are priced separately by the company and can be elected by customers according to their individual needs. Jackson manages its exposure to equity market movements through a comprehensive hedging programme.

Due to the increasing complexity of the retirement savings and income market and broad array of financial products being brought to market, professional advice is vital for customers to understand the choices available and to determine which products are best for their particular financial situation. Therefore, Jackson primarily markets its retail products through advice-based distribution channels, including independent agents, independent broker-dealer firms, regional broker-dealers, banks and registered investment advisors. Beginning in 2005, Jackson also began marketing products through its captive insurance agency, acquired through the purchase of Life of Georgia (LOG).

Jackson supports its network of independent agents and advisors with award-winning marketing support and award-winning customer service. In 2006, the Service Quality Measurement Group recognised Jackson with a World Class Customer Satisfaction Award, and Jackson’s marketing campaigns won awards for achievement in graphic design, editorial content and overall communications excellence. Jackson complements its award-winning marketing and customer service with value-added services such as the Seminar Systems Unit, which helps advisors host educational seminars for clients on a variety of financial planning topics. In addition, Jackson recently launched the Retirement and Wealth Strategies Group, a unit dedicated to helping advisors better address their clients’ evolving retirement planning needs.

By manufacturing and distributing a broad suite of platform-based products that can be tailored to an individual customer’s needs, Jackson has positioned itself to compete effectively in all phases of the business cycle based upon the quality and value of the products and services it provides, rather than price alone.

Jackson’s institutional products division markets institutional products such as traditional Guaranteed Investment Contracts (GICs), Funding Agreements and Medium Term Note (MTN) funding agreements. Jackson distributes its institutional products directly to investors, through investment banks or through funding agreement brokers. This is a market in which Jackson continues to participate on an opportunistic basis.

In early 2003, Jackson entered the registered investment advisor channel with the launch of Curian Capital. Curian provides innovative fee-based separately managed accounts and investment products to advisors through a sophisticated technology platform.

In 1998, Jackson launched the National Planning Holdings (NPH) independent broker-dealer network with the formation of National Planning Corporation. Since its formation, NPH has grown through acquisitions to comprise four broker-dealer firms: INVEST Financial, Investment Centers of America, National Planning Corporation and SII Investments. By leveraging technology, NPH provides its advisors with the tools they need to operate their practices more efficiently. Through its relationship with NPH, Jackson has gained an important distribution outlet, plus invaluable insight into the needs of financial advisors and their clients.

Jackson’s focus on current retirees and those approaching retirement age is not unique among US financial institutions. As a result, competition in this segment is expected to continue as the baby boomer generation retires and their retirement savings assets are moved from pre-retirement accumulation accounts into post-retirement income accounts. Jackson believes that its specialised product offerings, advice-based distribution model, sophisticated risk management function and low cost structure will offer a significant competitive advantage.

As competition and regulatory challenges intensify, Jackson expects consolidation within the industry to continue at a measured pace. Further consolidation will provide an excellent opportunity for Jackson to leverage its efficient information technology platform and cost effective business model as an aggregator of annuity and life portfolios, as demonstrated with Jackson’s acquisition and integration of LOG in 2005.

2. Current year initiatives

Jackson’s focus on maximising its opportunities in the evolving US market is embedded in the development of current and future strategic initiatives. These goals include a continued expansion of Jackson’s share of the US annuities and retail asset management markets.

Expansion of Jackson’s share of the US annuities market will be largely contingent on continued expansion of existing product offerings, additional growth in new and existing distribution channels and opportunistic acquisition activity.

Innovation in product design and speed to market continue to be key drivers of Jackson’s competitiveness. In January, Jackson added a five per cent annual benefit increase option to its popular lifetime guaranteed minimum withdrawal benefits (GMWBs). In February 2006, the company launched two new fixed index annuity contracts, Elite Choice and Elite Choice Rewards, which expanded the number of FIA products Jackson offers to five. In May, Jackson added five new GMWB options that provide contract holders with a guaranteed return of premium and lifetime income. Additionally, Jackson expanded its variable annuity fund offering during the year.

In the near term, Jackson’s product development strategy includes further enhancement of its variable annuity offerings and the introduction of new guarantees, including a Guaranteed Minimum Accumulation Benefit (GMAB). In early 2007, Jackson launched a simplified retirement annuity that will serve as a low-cost option for financial advisors who are currently not participating in the variable annuity market. Additionally, Jackson launched its first set of retail

Prudential plc Annual Report 2006 35

Directors’ report: Operating and financial review

Business unit review: Insurance operations

Business unit review continued Insurance operations

mutual funds for distribution by existing wholesalers. Jackson’s new mutual funds are marketed as an additional option for financial advisors currently selling variable annuity products.

Jackson will continue to build its relationship-based distribution advantage in the advice-based channels and explore additional distribution opportunities, including expansion into the wirehouse channel, as evidenced by the company’s recently announced distribution agreement with UBS.

Jackson’s organisational flexibility and excellence in execution, coupled with its product innovation, successful distribution model and strong service offering, increased Jackson’s share of the US variable annuity market to 4.6 per cent in 2006 (VARDS), up from 3.6 per cent in 2005. Jackson also increased its share of variable annuity sales through the independent broker-dealer channel to 10.8 per cent at the end of 2006, up from 9.2 per cent at the end of 2005.

Jackson continues to seek opportunities to deploy capital through opportunistic, value-creating acquisitions. Jackson demonstrated its ability to efficiently consolidate annuity and life portfolios by meeting or exceeding performance targets during the completion of its acquisition of LOG. Jackson integrated more than 1.5 million policies onto its platform within eight months of the acquisition date. The IRR on the acquisition of LOG exceeded 13 per cent and the purchase resulted in a gain of US$8.9 million (£4.8 million) as the net assets acquired exceeded the purchase price paid.

Jackson’s continued expansion in the US retail asset management market will be led by the efforts of its independent broker-dealer network, NPH and Curian. NPH was ranked the seventh largest independent broker-dealer network in the US (source: Investment News magazine) and generated nearly US$12 billion in gross product sales and nearly US$500 million in revenues in 2006. Curian continues to be one of the fastest growing third-party separately managed account platforms in the US, with assets under management of US$2.4 billion at the end of 2006. Curian is expected to continue expansion of its product offerings and further improve efficiencies through planned improvements to its core technology system. Curian also continues to expand its distribution relationships with key financial institutions, as evidenced in recently announced agreements with AIG and Commonwealth Financial Group.

3. Financial results and performance

Jackson has a diversified earnings base derived from spread, fee and underwriting income. Through strong growth in its variable annuity business during 2006, Jackson increased the share of revenue received from fee income and further diversified its revenue streams. Underwriting revenue from life insurance provides Jackson with stable cash flows to balance the volatility of cash flows from fixed annuities, thereby providing the company with a more stable earnings base and greater flexibility in how assets are invested.

Jackson achieved record APE sales of £614 million in 2006, representing a 21 per cent increase on 2005, driven by strong growth in sales of variable annuities. On a PVNBP basis, new business sales were £6.1 billion. Retail APE sales in 2006 of £524 million were up 27 per cent. APE sales in the fourth quarter of 2006 were £147 million, up 43 per cent compared to the fourth quarter of 2005.

APE new business premiums £m

800 600 614 508 400 200 0

2005 2006

Jackson delivered record variable annuity sales in 2006 of £3.8 billion, up 48 per cent on last year. This reflects its distinct competitive advantages of an innovative product offering, an efficient and flexible technology platform, a relationship-driven distribution model and award-winning service. Jackson’s sales result was achieved in a market that grew 18 per cent year-on-year in 2006.

Entry spreads for fixed annuities continued to be challenging during 2006, which limited the attractiveness of the market to Jackson. APE sales of £69 million were down 12 per cent on the same period in 2005.

Fixed index annuity sales continued to be affected by the uncertain regulatory environment in the US. APE sales of £55 million were 10 per cent down on 2005. Jackson’s market share in 2006 was 3.7 per cent, compared to 3.8 per cent in the prior year.

Institutional APE sales of £90 million were down eight per cent from 2005. Jackson participates in this market on an opportunistic basis. EEV basis NBP of £259 million was 25 per cent above the prior year, reflecting both a 21 per cent increase in APE sales and an increase in margin from 41 per cent to 42 per cent year-on-year. The increase in margin reflects a favourable business mix, economic assumption changes, and positive effects from the increase in election of high-margin guaranteed benefit options on variable annuity contracts, offset by more prudent operating assumptions.

EEV basis new business profits £m

300 259 200 208 100 0

2005 2006

36 Prudential plc Annual Report 2006

Directors' report: Operating and financial review
Business unit review: Insurance operations

The variable annuity new business margin decreased slightly from 50 per cent in 2005 to 49 per cent in 2006. The fall in margin primarily reflects changes in assumptions for expenses and utilisation of lifetime guaranteed minimum withdrawal benefits, offset by economic assumption changes and a more favourable mix due to the increased election of guaranteed minimum withdrawal benefits.

The fixed annuity new business margin fell from 23 per cent to 16 per cent reflecting changes to expense and cash withdrawal assumptions partly offset by economic assumption changes.

The new business margin on institutional business improved due to the larger average duration contracts written during 2006.

The average IRR on new business was 18 per cent compared to 15 per cent in 2005.

While product IRRs are generally in line with returns reported for 2005 new business, the aggregate returns are higher due to a larger proportion of variable annuity sales in 2006 (64 per cent) as compared to 2005 (52 per cent). For variable annuities, the IRR has increased to 25 per cent in 2006 from 24 per cent last year due to higher interest rates and therefore a higher separate account return assumption.

Total EEV basis operating profit for Jackson for 2006 was £708 million compared to £731 million in the prior year. In-force EEV profits of £449 million were 14 per cent below prior year profit of £523 million, primarily reflecting the inclusion in 2005 of an operating assumption change relating to price increases introduced on two older books of term life business representing £140 million. This was partly offset by an increase in the unwind of the in-force business during 2006 as a result of a higher opening embedded value and a higher risk discount rate as long-term interest rates increased. On a normalised basis, the EEV basis operating profit was up by 19 per cent. One-off items affecting the spread income variance totalled £46 million.

The growth in IFRS operating profit for total US operations of 14 per cent from the prior year to £408 million primarily reflects an increase in fee and spread income over 2005. The improved spread income primarily reflects higher net average invested assets. Higher fee income was primarily driven by higher separate account assets given the growth in variable annuity sales, and an improvement in the average fees generated from those assets given the increase in election of high-margin guaranteed optional benefits. In 2006, spread income included a number of non-recurring items including mortgage prepayment fees, make-whole payments and total return swap income which together represent £33 million of spread, compared to £44 million in 2005, both net of DAC amortisation.

At 31 December 2006, Jackson had more than US$74 billion (£38 billion) in GAAP assets. Of this total, US$22 billion related to separate account assets, an increase of more than US$7 billion compared to 2005 year end, further diversifying Jackson's earnings toward fee-based income.

NPH had a strong year with pre-tax profits up 51 per cent to £6 million. NPH, which is a network of four independent broker-dealers, increased gross product sales through the network to US$11.9 billion (£6.5 million) in 2006, an increase of 26 per cent over the prior year. NPH has also increased the number of registered advisors in its network to more than 2,600 at year end, further extending Jackson's footprint in broker-dealer distribution.

Curian recorded improved results with pre-tax losses of £8 million in 2006, improving from losses of £10 million in the prior year, as it continues to build scale in assets under management. At 31 December 2006, Curian had US$2.4 billion (£1.2 billion) of assets under management compared with US$1.7 billion (£853 million at CER) at the same point in the prior year.

Jackson continues to maintain a strong capital position through capital conservation and strong earnings. At 31 December 2006, Jackson's capital was well in excess of regulatory requirements with sufficient available capital to fund future bolt-on acquisitions. During 2006, Jackson increased the capital remittance to the Group to US$200 million, with future increases expected with continued growth.

4. Outlook and forthcoming objectives

Jackson continues to deliver growth in the attractive US market and has further enhanced its competitive advantage in the variable annuity market, offering the product and service solutions that both customers and advisors desire. With its continued focus on product innovation, a proven relationship-based distribution model, award-winning service and excellence in execution, Jackson is well positioned to take advantage of the changing demographics and resulting opportunities in the US market.

Asia

1.The Asian opportunity

Asia remains a very attractive region for growth opportunities due to its high levels of economic activity translating into higher levels of personal wealth, greater disposable incomes and a growing appetite for good quality protection and savings products. Within this environment, ageing demographics are also beginning to drive increased household savings rates and an emerging need for retirement solutions.

		CER		RER	
Asia	**2006 £m**	2005 £m	Percentage change	2005 £m	Percentage change
APE sales	**956**	734	30%	731	31%
NBP	**514**	418	23%	413	24%
NBP margin (% APE)	**54%**	57%		56%	
NBP margin (% PVNBP)	**10.0%**	10.3%		10.2%	
Total EEV basis operating profit*	**829**	585	42%	576	44%
Total IFRS operating profit*	**189**	201	(6)%	195	(3)%

*Based on longer-term investment returns and excluding fund management operations, development and Asia regional head office expenses.

Prudential plc Annual Report 2006 37

Directors’ report: Operating and financial review

Business unit review: Insurance operations    Business unit review continued Insurance operations

Within Asia, each country typically has incumbent life insurers and asset managers and the majority of market share is concentrated in the top five players. For many years, these incumbents have used predominantly lower quality tied agency distribution and life products have tended to be simple, often with some form of guarantee that may be based on higher interest rates than the current prevailing ones.

The country markets within Asia are extremely diverse and a ‘one size fits all’ business model does not work. Regional players must accommodate different stages of economic development, varying cultures, multiple languages, differing legal and regulatory regimes and competitors with different objectives and standards. Joint venture with local companies is also mandated in some markets and there is a limited pool of attractive partners. Regional players such as Prudential Corporation Asia have had considerable success across multiple Asian markets but, to date, this has been the exception rather than the rule with local players tending to stay within their markets and other international players, whilst successful in one or two markets, have not developed their businesses across the region.

Opportunities for foreign players to access the Asia protection and savings markets have been increasing steadily and regulators in the region are becoming more accommodating regarding product and distribution innovation. These include unit-linked products, more professional non-agency channels and mandatory licensing of agents. Most notably, the significant markets of China and India have greatly opened up within the last few years. Despite the increasing opportunities in Asia, there are also challenges to expansion. Experienced staff and agents are very much in demand, particularly in markets such as China and India where the rapid growth of the industry has resulted in limited pools of resources. There is also the potential for mis-selling where there can often be a difference between the customer’s perception of product features and the reality which may take several years to become apparent. These challenges can be exacerbated by a media that is becoming more consumer focused as deregulation continues. During 2006, economic activity in the region remained strong and equity market performance was robust. We anticipate the Asian economic outlook will remain strong with domestic demand and foreign investment and capital inflow expected to increase, resulting in average GDP growth across Asia being around seven per cent for the next few years.

2. Prudential’s Asian strategy

Since 1994 Prudential has implemented a strategy designed to build an Asian platform with the breadth and depth to deliver material shareholder value that is sustainable over the long term. This strategy has been executed by securing early access to countries with high potential customer bases, building and professionalising core tied agency distribution that is complemented by alternative channels such as bank partnerships, launching capital efficient consumer orientated products and supporting the entire structure with a sharp focus on excellent customer service.

Underpinning the strategy is an investment in recruiting and training with the objective of retaining the best people in the industry. Prudential also continues to leverage the significant advantages from its well respected UK heritage including a powerful brand, embodied by the Prudence icon, over 150 years experience as a market leader, and the governance and compliance infrastructure associated with a leading international business. Today, Prudential has life operations in 12 countries, including joint ventures with CITIC in China and ICICI in India. Prudential is a regional force in the life insurance and fund management business, and, at 31 December 2006 had 7.2 million customers in Asia and 14,000 staff. Brand recognition is high and Prudential’s customer centric delivery has been acknowledged through a number of awards, including second most trusted life insurance and asset management brand in India. Life insurance new business APE has grown at a compound annual growth rate (CAGR) of 22 per cent since 2001 and funds under management, including Prudential’s market leading retail mutual fund business has grown at a CAGR of 25 per cent over the same period. For the first time this year, Asia also became a net contributor of cash to the Group, demonstrating the growing scale of the business.

3. Business priorities

An ongoing priority for Prudential is to continue building distribution to drive growth. The agency strategy is tailored to each market, with the more developed markets typically focused on enhancing agency productivity and the newer markets emphasising increased distribution reach through growth in agent numbers. In China and India particularly, this means increasing geographic coverage through entering new cities and opening more branches.

2006 was a very successful year for the agency distribution channel with year-end 2006 agent numbers increasing by 114,000 in India, 11,000 in Indonesia and 5,000 in China compared to 2005. Agency productivity measured by APE per average agent also improved strongly during the year with Prudential’s more developed markets of Singapore, Hong Kong and Malaysia all showing double-digit improvement over 2005 of 23 per cent, 30 per cent and 32 per cent, respectively. Distribution from non-agency channels also grew strongly in 2006. Strong growth from bank distribution included record new business volumes from Standard Chartered Bank (SCB) in Hong Kong, an increasing proportion of new business from ICICI Bank in India and encouraging growth from Maybank and Singpost in Singapore. In addition, a new direct distribution initiative, PRUcall, was launched in Thailand during 2006, posting strong results to date.

Prudential’s product strategy has been a key driver of its success. From the outset, the focus has been on predominantly regular premium products designed and targeted to meet customer needs. In the more emerging markets this is illustrated by the success of products that focus on providing for children and their education such as PRUkid in Vietnam. However, in an older and more developed market such as Korea, retirement-orientated unit-linked products such as PRUretire are proving popular. Prudential has led product innovation in a number of markets often working closely with the regulators. As a result, Prudential has been first to market with unit-linked products in Singapore, Malaysia, Taiwan, Indonesia, India, the Philippines and Korea. Unit-linked products are now a well established part of the overall portfolio generating 61 per cent of total new business APE in 2006 and, within the regulatory driven investment guidelines in each

38 Prudential plc Annual Report 2006

Directors’ report: Operating and financial review

Business unit review: Insurance operations

market, Prudential continues to expand the choice of investment funds available to customers, including third-party funds in markets where it makes sense.

During 2006, Prudential launched a new universal life product in Malaysia to give customers more choice and in India, ICICI Prudential launched a ground-breaking new diabetes care product. Prudential has also made its first move into the takaful market by forming a joint venture with Bank Simpanan Nasional (BSN) in Malaysia and successfully launching its first linked product in November.

As a result of this strategic focus on regular premium policies, capital efficient linked products and the high proportion of A&H riders, new business profit margins as a percentage of weighted sales tend to be higher in Asia than are seen elsewhere.

The focus on effective distribution and profitable life products has proven more difficult to deliver in Japan. Neither tied agency nor general agency distribution were found to be economically viable and, whilst a profitable variable annuity product has been approved by the regulators, it has not been commercially attractive when compared to some competitor products. The business remains subscale and we continue to look for profitable growth opportunities in the market.

Further demonstrating the benefits of scale that Prudential is beginning to realise in Asia, costs as a proportion of gross written premiums have been decreasing steadily from 16 per cent in 2002 to 11 per cent in 2006. However, continuing to increase efficiencies through greater use of common systems, platforms and processes across the region and the Group remains a priority. Prudential is committed to delivering material shareholder value from its Asian business and, during 2006, a number of steps were taken to strengthen the Asia regional management team with Barry Stowe becoming the new CEO in November 2006.

Major market overviews        China

Prudential, with its joint venture partner CITIC, continues to be very well placed amongst the foreign players establishing themselves in this very attractive market. In 2006, CITIC-Prudential retained its position as the number two foreign player with new business APE growth of 56 per cent to £39 million and continued to successfully implement its strategy of geographic expansion receiving six new city licence awards from the regulators.

New business profit margins of 43 per cent remain attractive but as would be expected, the business is currently making IFRS losses and consuming capital as it invests in new cities. The reduction in margin from 51 per cent in 2005 is primarily due to product mix and persistency assumption changes in 2006.

Hong Kong

The Hong Kong market grew strongly between 2000 and 2005 with a CAGR of 18 per cent and Prudential has consistently outperformed the market with a CAGR of 22 per cent over the same period. One reason for this is Prudential’s successful multi-channel model while most of the top five players in the market choose to focus on only one distribution channel. In 2006, 55 per cent of distribution came from agency and 45 per cent from bank distribution with SCB.

During 2006, Hong Kong successfully focused on recruiting and training agents with average agent numbers and productivity up seven per cent and 15 per cent, respectively. Another priority for the business is to continue leveraging its strong partnership with SCB, and new business APE from this channel increased by 32 per cent in 2006.

NBP margins on APE increased from 60 per cent to 69 per cent during 2006 reflecting improving experience. Hong Kong also generates material IFRS profits and is a net remitter of capital to the Group.

As in Singapore and Korea, there are significant opportunities in the retirement sector in Hong Kong and Prudential is well placed with a marketing campaign already underway.

India

Prudential’s strategy of working with top quality joint venture partners has been very successful in India, where ICICI-Prudential Life is the clear leader amongst the private sector insurers and, with its nine per cent market share, is really making headway. This is a remarkable achievement given it has only been operating for six years. As reflected by the over 280 new branches opened during the year and the 165 per cent increase in agent numbers, the strategy in India has been to build scale rapidly. Bancassurance is also well established in India and generated 27 per cent of ICICI-Prudential’s new business in 2006. At 31 December 2006, ICICI-Prudential had 2.6 million policies in force.

Whilst 96 per cent of India’s 2006 new business is made up of unit-linked products, margins are lower than in other Asian markets. This is driven primarily by relatively higher discount rates and more aggressive pricing. The margin of 23 per cent in 2006 is lower than the 29 per cent reported for 2005 primarily due to product mix and expense assumption changes.

Prudential’s ownership of this venture is capped at 26 per cent by law and, although there is much speculation that this limit may be increased to 49 per cent in the future, there is no firm timetable in place. Prudential will consider an increase in its stake as and when this becomes a feasible option. Resulting from the fast pace of expansion, the business currently makes a loss under the IFRS basis and requires net capital injections.

Indonesia

Indonesia is a very attractive market with a population of 240 million and an increasingly stable and productive economy. Prudential is already a well established market leader and during 2006 has continued to aggressively expand its agency distribution with numbers up 49 per cent in the year. In addition to continuing to expand the agency force, Indonesia is expected to begin working with Citi in 2007 as announced at the time of the Egg sale.

In 1997, Prudential successfully introduced unit-linked products in Indonesia, which now account for virtually all new business sold. The business is profitable under the IFRS basis and remitted surplus capital to the Group in 2006.

Japan

Prudential’s Japanese life insurance operation remains subscale, although 2006 saw new business double. A review of opportunities in Japan is underway.

Prudential plc Annual Report 2006 39

Directors’ report: Operating and financial review

Business unit review: Insurance operations        Business unit review continued Insurance operations

Korea Prudential’s Korean life operation has an impressive growth track record with a CAGR of 82 per cent since its acquisition in 2001 and is the fastest growing company in the industry. This has resulted primarily from successful implementation of a multi-channel distribution and product innovation strategy that has differentiated Prudential from the market.

New business APE in 2006 of £218 million was driven principally by the tied financial consultant channel (49 per cent) and the GA (broker) channel (38 per cent). Bancassurance volumes are limited by regulatory constraints which prescribe a maximum 25 per cent of banks’ sales volume from any one life insurer. This has negatively impacted bank distribution in Korea as Prudential reached this limit early on in the year with all its major bank partners. Direct distribution accounted for five per cent in 2006 and this reflects the more competitive environment at present. In 2007 Prudential will continue building on its advantaged distribution model, including new bank partnerships with Korea Bank and Shinhan Bank. Prudential Korea has benefited significantly from its innovative stance in the retirement space; and has been hugely successful with its ‘What’s your number’ campaign.

Whilst lower than some other markets, new business profit margins in Korea remain attractive at 35 per cent and are driven by the high proportion of unit-linked products at 84 per cent of APE. As a result of its rapid growth, investment in building scale and the comparatively small size of the acquired in-force book, the business currently makes a loss under the IFRS basis and receives capital injections from the Group.

Malaysia

Prudential Malaysia had a challenging year in 2006 in part due to regulatory driven changes on illustrations which unsettled the industry. Against this backdrop Prudential Malaysia was able to grow by six per cent. Distribution in Malaysia is predominately tied agency as the current bank distribution regulations limit insurers to one bank partner. In 2007 the focus in Malaysia will be to continue expanding the agency force and further broaden the product range with a universal life product.

For some time Prudential has seen the potential for takaful products in Malaysia and in 2006 formed a takaful joint venture with BSN, Prudential BSN Takaful. This launched in November and has started selling Shariah compliant linked life products through Prudential Malaysia’s tied agency force.

Malaysia generates significant IFRS profits and makes material contributions of surplus capital to the Group.

The Philippines

Although it is a top 5 player in the Philippines, Prudential’s operation is small; during 2007 a major revamp of the agency channel and product portfolio will begin.

Singapore

Prudential is a leading player in Singapore and, over the five-year period 2001 to 2005, consistently outgrew the market.

During 2006, Prudential Singapore delivered strong APE growth of 23 per cent driven by its strategy of growing and rejuvenating the agency force against the industry trend and implementing a number of agency productivity initiatives, including the operationalisation of a sophisticated sales force automation tool to simplify the application process. Third-party distribution through Maybank and Singpost is also beginning to make meaningful contributions to new business.

Prudential Singapore continues to sell a higher proportion of unit-linked business than the market supported by the strategy of enhancing the fund range.

Given the size, longevity and quality of its in-force book, Singapore is a major contributor to Prudential Corporation Asia’s IFRS profits and generates material surplus operating cash which is remitted back to the Group.

Looking ahead, growth opportunities in Singapore remain promising, particularly in the retirement space (both accumulation and drawn down).

Taiwan

Taiwan now has the highest life insurance penetration rate in the world measured by premiums as a percentage of GDP. To a large extent, however, this has been driven by competitors launching low-margin tactical products which capitalise on the current low interest rate environment. Prudential has deliberately avoided this tactic and its strategic priority continues to be to position the business for the long-term with quality, multi-channel distribution and profitable products.

2006 new business volumes decreased slightly compared to 2005 with agent numbers reducing by nine per cent reflecting the focus on quality as non-performers were terminated. There are also good opportunities for bancassurance in Taiwan and Prudential has five agreements in place with the intention to expand these further.

Prudential continues to sell a higher proportion of unit-linked business than the market and for 2006 this was 58 per cent compared to 39 per cent. NBP margins at 55 per cent, are up from 51 per cent in 2005, at RER, primarily due to product mix changes. The Taiwan business continues to receive capital support from the Group to maintain solvency resulting from current negative spread on the back book acquired in 1999.

During 2006, interest rates did not increase from their current low levels as expected, although the long-term assumption remains that these will rise.

Looking ahead, priorities for the Taiwan life business include driving greater rider attachments and direct marketing with A&H products.

Thailand

For many years, Prudential has struggled to make headway with agency distribution in Thailand; however, during 2006 it launched a call centre in support of its direct marketing operation. Although still small, the results to date have been very encouraging contributing to new business APE growing 81 per cent in 2006.

Vietnam

In Vietnam, Prudential has retained its market leading position but the market continues to be depressed following the initial post-liberalisation boom. The longer-term potential remains excellent and Prudential continues to develop and build its agency distribution.

40 Prudential plc Annual Report 2006

Directors’ report: Operating and financial review

Business unit review: Insurance operations

4. Financial results and performance

In financial terms, 2006 was another strong year. Prudential Corporation Asia’s new business APE grew by 30 per cent to £956 million. New business profit margins remain robust at 54 per cent with the net two per cent change from 56 per cent in 2005 at RER, principally attributed to higher proportion of new business in the mix from lower margin geographies. The percentage of unit-linked products, which are more capital efficient, remained high at 64 per cent compared to 63 per cent in 2005.

APE new business premiums £m

1,000 956 800 734 600 400 200 0

2005 2006

EEV basis new business profit £m

600 514 400 418 200 0

2005 2006

Long-term EEV operating profits of £829 million are up 42 per cent over 2005 and are principally driven by new business profits of £514 million and an 89 per cent increase in in-force profits, from £167 million in 2005 to £315 million in 2006. This includes the increase in unwind across all countries, positive operating assumption changes of £45 million together with positive experience and other variances of £16 million.

Operating assumption changes include positive mortality and persistency assumption changes which are the net result of a number of small movements in countries across the region. In addition, there are positive expense assumption changes, primarily the result of uplifting the Prudential Asset Management (PAM) profit assumptions across Asia.

Within experience variances, there is a positive persistency experience variance which is the net result of a number of small variances in countries across the region. There is negative expense experience in China and India, as expected, as these operations expand rapidly.

Total EEV shareholders’ funds at 31 December 2006 were £2.5 billion, up 28 per cent on 31 December 2005. IFRS operating profits increased 11 per cent to £189 million, compared to 2005, excluding 2005 net exceptional items of positive £30 million. This reflects the steady increase in profits from the established markets of Singapore, Malaysia and Hong Kong with total IFRS operating profits of £139 million, and the emergence of profits on the IFRS basis from some of the newer operations as they build scale. Total shareholders’ funds on the IFRS basis, of £1.29 billion, increased by 12 per cent compared to 2005. IRRs for Asia were in excess of 20 per cent for 2006. In Asia, Prudential has target IRRs on new business at a country level of 10 percentage points over the country risk discount rate. Risk discount rates vary from five per cent to 18 per cent depending upon the risks in each country market. These target rates of return are average rates and the marginal return on capital on a particular product could be above or below the target.

As expected, overall Prudential Asia became a net contributor of cash to the Group with a net remittance of surplus capital of £28 million during 2006.

5. Outlook for 2007

The opportunities for profitable growth in Asia remain compelling and Prudential is very well placed with an excellent platform. The focus going forward will be continuing to focus on developing its existing strengths in terms of growing agency scale and productivity, improving and expanding partnership distribution and continuing product innovation.

There is also the opportunity to deepen and strengthen relationships with the over nine million customers already on the books with a disciplined and systematic approach. The retirement opportunity is clear and Prudential is developing a comprehensive approach to this in terms of accumulation, drawn down and associated protection needs. Prudential Asia will be leveraging its very successful Korean media campaign ‘What’s your number’ to other markets during 2007.

Prudential has not leveraged its strengths to building scale direct distribution as yet and this will be a priority in the future.

Prudential will also be re-examining its approach to health products as there are significant opportunities to create value for shareholders and customer above and beyond what is already being done.

Prudential remains committed to the target of at least doubling its 2005 new business profit by 2009, and expect to generate increasing levels of cash from the region.

In summary, the outlook for the life insurance business in 2007 remains very positive.

Prudential plc Annual Report 2006 41

Directors' report: Operating and financial review
Business unit review: Asset management

Business unit review continued
Asset management

Global

The Prudential Group's asset management businesses are very successful. Not only do they provide value to the insurance businesses within the Group, but also are important profit generators in their own right, with low capital requirements and generating significant cash flow for the Group.

The asset management businesses are well placed to capitalise on their leading market positions and strong track records in investment performance to deliver net flows and profit growth as well as strategically diversifying the Group's investment propositions in retail financial services (RFS) markets that are increasingly favouring greater product transparency, greater cross-border opportunities and more open-architecture investment platforms. Wholesale profit streams are also growing.

The Group's asset management businesses operate different models and use different brands tailored to their markets and strengths, but are increasingly working together by managing money for each other with clear regional specialism, distributing each others' products and sharing knowledge and expertise, such as credit research.

Each business and its performance in 2006 is summarised below.

M&G

1. Market review and summary of strategy

M&G is Prudential's UK and European fund management business and has £164 billion of funds under management, of which £119 billion relates to Prudential's long-term business funds. M&G aims to maximise profitable growth by operating in markets where it has a leading position and competitive advantage, including retail fund management, institutional fixed income, pooled life and pension funds, property and private finance. M&G also manages Prudential's balance sheet for profit.

M&G is an investment-led business with a demonstrable focus on performance delivery and aims to offer attractive products in a variety of macro-economic environments. M&G has scale in all key asset classes: it is one of the largest active managers in the UK stock market, one of the largest bond investors in the UK and one of the UK's largest property investors.

M&G is made up of three distinct and autonomous businesses – Retail, Wholesale and Prudential Finance – each with its own strategy for the markets in which it operates.

The UK and European retail asset management industry has grown strongly during 2006 as rising stock markets have increased the value of existing funds under management and attracted investors back into the market. M&G's retail strategy is to maximise the leverage of its strong investment performance, multi-channel distribution and efficient operating platform.

The asset management sector has continued to benefit from the increasing shift by retail investors from opaque to transparent investment products, such as unit trusts, and M&G's range of market leading funds has positioned it well to benefit from this trend. European cross-border distribution has accelerated and the trend in favour of 'Open Architecture' in both the UK and Europe has continued to open up significant bank and life company distribution opportunities. Parallel to this, distribution of mutual funds has become increasingly intermediated and has been accompanied by the rise of professional buyers who demand higher levels of service and investment information, areas in which M&G has considerable expertise.

Institutional markets are demanding increasingly sophisticated and tailored products and 2006 saw a rising awareness of asset/liability matching and a continued shift from balanced to specialist mandates. These trends, plus the increased role of fixed income within portfolios, continue to play to the strength and scale of M&G's wholesale business.

M&G's wholesale strategy is twofold: to add value to its internal clients through investment performance, liability matching and investment in innovative and attractive areas of capital markets and to utilise the skills developed primarily for internal funds to build new business streams and diversify revenues. Examples of new business streams include leveraged loans, collateralised debt obligations (CDOs), infrastructure finance and the Episode global macro hedge fund. Demand has increased for alternative investments and structured credit expertise, meaning that managers who offer value-adding skills, such as M&G, are able to command attractive margins. With its strong track record and market leading reputation, M&G remains well placed to continue to benefit from this trend.

		CER		RER	
M&G	**2006 £m**	2005 £m	Percentage change	2005 £m	Percentage change
Gross investment flows	**13,486**	7,916	70%	7,916	70%
Net investment flows	**6,101**	3,862	58%	3,862	58%
Underlying profit before PRF performance-related fees	**177**	138	28%	138	28%
Total IFRS operating profit*	**204**	163	25%	163	25%

*Based on longer-term investment returns.

42 Prudential plc Annual Report 2006

Directors’ report: Operating and financial review

Business unit review: Asset management

Prudential Finance was set up to manage Prudential’s balance sheet for profit. In addition to acting as the internal banker to the Prudential Group and its subsidiaries, Prudential Finance’s strategy is to leverage Prudential’s and M&G’s positioning and skills for profit. Its activities include bridging transactions, property financing and securities lending with a focus on deals which have high profitability and capital velocity but low capital usage.

2. Current year initiatives

M&G maintained its reputation for strong fund performance and product innovation during 2006 and continued to expand its multi-channel distribution model.

In the retail market, the excellent fund performance of M&G’s fund range was recognised by M&G being named Best Equity Group (Large) and Best Non UK Equity Group (Large) at the Lipper Fund Awards 2006. M&G continued to innovate during the year by extending its fixed income and property fund ranges with the launch of two new funds, the M&G Optimal Income Fund and the M&G European Property Fund. M&G expanded its retail distribution in 2006 by adding Spain to the European countries in which it operates and in the UK significantly expanded its links with life company platforms.

In the wholesale marketplace, M&G benefited from increasing demand from clients for specialist mandates and liability matching, both of which are core areas of expertise for M&G. Strong fund performance was maintained with 86 per cent of segregated funds beating their benchmark over one year and 90 per cent over three years. M&G continued to develop its market leading positions in structured credit and leveraged loans and also its position in infrastructure finance. Utilising skills developed for the internal funds, M&G has built significant new business streams with external third parties over the past five years. In structured credit, seven new CDOs were launched in 2006 and M&G was named CDO manager of the year by the International Securitisation Report. M&G’s infrastructure fund, InfraCapital, made its first purchase as part of a consortium which made a successful bid for Associated British Ports plc.

Following a soft launch in August 2005, M&G rolled out its Episode global macro hedge fund in February last year, a fund which again uses investment expertise originally developed for internal funds. Episode has been a notable success with external clients and by year end had reached assets under management of US$1.5 billion.

3. Financial results and performance

M&G delivered significant profit growth during 2006 on the back of rising market levels, strong net inflows and continued business diversification. Operating profits, which include performance related fees (PRF), increased 25 per cent to £204 million. Underlying profits, excluding PRF, were £177 million, an increase of 28 per cent compared to the previous year. PRF increased by 11 per cent over 2005, totalling £27 million for 2006. As a result, M&G’s cost income ratio improved from 66 per cent to 64 per cent in 2006.

IFRS basis operating profit based on longer-term investment returns £m

250 200 204 150 163 100 50 0

2005 2006

Net investment flows £m

7,000 6,000 6,101 5,000 4,000 3,862 3,000 2,000 1,000 0

2005 2006

External FUM £bn

50 45 40 36 30 20 10 0

2005 2006

In addition to adding significant value via the management of Prudential’s internal funds, M&G remains an important generator of earnings and cash for the Prudential Group. Since 2002, M&G has delivered strong profit growth which has seen underlying profits more than triple.

Prudential plc Annual Report 2006 43

Directors' report: Operating and financial review
Business unit review: Asset management

Business unit review continued
Asset management

Outstanding fund performance led to record fund inflows into M&G's retail and wholesale businesses during 2006. Gross fund inflows were £13.5 billion, an increase of 70 per cent on the previous year. Net fund inflows were their highest ever, increasing by 58 per cent to £6.1 billion. External funds under management grew significantly, up 24 per cent to £45 billion, and at this level represent over a quarter of M&G's total funds under management.

In the retail marketplace, demand remained strong for M&G's high alpha equity and competitive fixed income and property offerings, with gross fund inflows increasing by 75 per cent to £6.7 billion and net fund inflows more than doubling to £3.1 billion. Product innovation has remained key for opening up new markets for M&G and 66 per cent of gross mutual fund inflows in 2006 through UK and European distribution channels were into funds launched or re-engineered within the past six years.

Sales were strong across all retail markets. Excellent progress was made in the UK and across the European markets of Germany, Austria, Switzerland, Luxembourg, Italy and Spain. In Germany, the first European market entered (in 2002), M&G is now the number three foreign provider and in just four years has risen to number nine in net sales against all providers in the German marketplace. In an official FERI ranking of the best selling funds by UK fund managers across the UK and Europe in 2006, M&G had three funds represented in the top 20. In South Africa, M&G's business was last year ranked number one by net inflows in the market only five years on from launch.

M&G's wholesale business also saw substantial growth, with gross fund inflows increasing by 66 per cent to £6.8 billion and net inflows rising 19 per cent to £3 billion. M&G's scale and market reputation in fixed income continued to position it very favourably in both traditional areas of the market, such as segregated funds, and alternative areas such as structured credit.

4. Outlook and forthcoming objectives

M&G's priorities for the year ahead are to:

- deliver investment outperformance to its clients;
- distribute through existing channels and exploit new opportunities;
- leverage its scale and capabilities to develop innovative products for the retail and wholesale marketplaces; and
- deliver attractive returns to Prudential.

Asia Fund Management

1. Market review

The mutual fund market in Asia[2] has grown at a CAGR of 22 per cent from end 2003 to end 2006 with £720 billion of assets under management at 31 December 2006 with Japan and Korea accounting for over three quarters of the total FUM. China and India have been the fastest growing markets over this period with annual growth rates of 57 per cent and 31 per cent respectively.

Over the past few years, appetite for risk-based products has gradually been increasing and during 2006, Asian investors have shown increased interest in equity-focused funds. Regulatory change has also continued to drive demand for Luxembourg based offshore products.

2. Prudential's strategy

Prudential's fund management business serves both the life companies in Asia by managing the life funds and by designing and managing the funds underlying the investment linked products and third-party customers through a growing mutual fund business.

Given that the majority of individuals' personal financial assets currently reside in bank deposits in Asia (Source: Citi Asia Pacific Household Balance Sheets 2005), Prudential continues to grow its third-party mutual fund business by developing strong customer propositions to cater to an estimated potential 450 million customers for mutual fund products in Asia. Prudential's strategy is underpinned by building local operating entities with local market knowledge and expertise and supporting these with strong regional capabilities.

Given the significance of bank distribution, broadening distribution reach involves developing strong relationships with regional and local bank distributors and providing better servicing.

Continued delivery of strong and consistent fund performance is essential in maintaining the credibility of the Prudential brand in this market.

Today, Prudential's fund management business in Asia is the second largest retail fund management company in terms of Asia (ex Japan) sourced retail FUM as of June 2006 (Source: Asia Asset Management Sept 2006 for survey participants). Including institutional and insurance assets, Prudential's fund management business was ranked in June 2006 as the third largest asset manager in terms of overall assets sourced in Asia ex Japan, compared with its fifth ranking in 2005.

Asia		CER		RER	
	2006 £m	2005 £m	Percentage change	2005 £m	Percentage change
Net investment flows	**2,532**	1,321	92%	1,328	91%
Total IFRS operating profit*	**50**	11	355%	12	317%

*Based on longer-term investment results.

2. Asia here refers to the eight countries of China, India, Korea, Japan, Taiwan, Singapore, Malaysia (Private Funds) and Hong Kong (Local retail funds). Sources: Cerulli Associates, Monetary Authority of Singapore, Association of Mututal Fund in India, Securities Inv Trust Association, KITCA.

44 Prudential plc Annual Report 2006

Directors' report: Operating and financial review
Business unit review: Asset management

3. Progress in 2006

In 2006, Prudential entered three new markets: China, Vietnam and the United Arab Emirates (UAE). In China, Prudential's joint venture with CITIC launched two retail mutual funds during the year and raised £414 million (Prudential share at £137 million). In Vietnam, Prudential launched its first mutual fund and an offshore fund investing in Vietnam, together raising £163 million. A licence was obtained for doing business in the UAE, with an office in Dubai.

Prudential continued to build on its existing platform in Asia with specific focus on the markets of India, Korea and Japan. In India, Prudential's joint venture with ICICI Bank grew assets under management by 53 per cent; in Korea, Prudential's business grew assets by 33 per cent and in Japan – the region's largest market – assets grew by 20 per cent.

PRUPIM Singapore – a joint venture with PRUPIM in the UK – was established with its first core fund with a gross asset value of US$616 million. This gives the business an entry into the real estate space which is a fast growing and attractive segment of the business.

4. Financial results and performance

Prudential's fund management business achieved record net inflows for 2006, with £2.5 billion being almost twice that of 2005. This reflects the strengths of the Asian Fund Management's geographic and product diversification.

Prudential's total FUM as at 31 December were £29.2 billion and included £6.2 billion of assets from the Group, £10.6 billion from Prudential Corporation Asia's life funds and £12.3 billion from the retail operations. This is an increase of 22 per cent from 31 December 2005, though mutual funds through the retail operations grew by 33 per cent.

IFRS profits from fund management operations were £50 million, up 85 per cent on 2005, excluding 2005 exceptional items.

5. Outlook for 2007

The main focus for 2007 will be to continue to pursue profitable opportunities in all markets but more specifically in the key growth markets of China and India and the large Japanese and Korean markets. The fund range will continue to be expanded through expanding both onshore and offshore funds and developing real estate and Islamic funds. Distribution will be broadened and deepened through relationships with channel partners in the individual countries and regionally.

PPM America

1. Market review and summary of strategy

PPM America (PPMA) manages assets for Prudential's US, UK and Asian affiliates. PPMA also provides investment services to other affiliated and unaffiliated institutional clients including CDOs, private investment funds, institutional accounts and mutual funds.

PPMA's strategy is focused on effectively managing existing assets, maximising synergies with international asset management affiliates and leveraging investment management capabilities across the Prudential Group.

A summary of PPMA's year end 2006 assets under management follows:

PPMA funds under management

(US$ billions)	US	UK	Asia	Total
Insurance	45.5	16.3	0.5	62.3
Retail	0.0	2.5	5.0	7.5
Institutional	0.2	0.0	0.0	0.2
CDOs	3.6	0.0	0.0	3.6
Total	49.3	18.8	5.5	73.6

2. Current year initiatives

During 2006, PPMA executed several initiatives to improve operational effectiveness and scalability, including the enhancement of fixed income analytical capabilities. Initiatives designed to maximise synergies within the Group included leveraging PPMA's capabilities to manufacture financial products distributed by affiliates.

3. Financial results and performance

Investment performance was favourable in 2006, particularly across US affiliate portfolios, the US public equity and fixed income components of the portfolios managed for UK affiliates and CDOs.

IFRS operating profit in 2006 was £12 million versus £20 million in 2005. The 2005 results benefited from a £5 million positive non-recurring item related to revaluation of a CDO.

4. Outlook and forthcoming objectives

The 2007 outlook is positive driven by current momentum, favourable economic and market conditions, and the growth prospects of internal clients.

Prudential plc Annual Report 2006 45

Directors’ report: Operating and financial review

Business unit review: Banking

Business unit review continued Banking

Egg

1. Market review and summary of strategy

The high level of consumer indebtedness has led to a sharp increase in the number of individuals seeking to restructure their credit obligations. This has been observed through higher levels of personal bankruptcies and individual voluntary arrangements: the number of personal insolvencies has risen at an annual rate of over 50 per cent. These factors have given rise to increased bad debt provisions across the UK banking industry.

In January 2007, Prudential concluded that its current banking business does not represent the best opportunity for it to drive profitable growth in the future and it announced the sale of Egg to Citi for £575 million, with the transaction expected to complete later in 2007, subject to regulatory approvals. Citi is the largest credit card issuer in the world and a group that is well placed to develop and grow Egg’s franchise. As part of the transaction, Prudential has agreed in principle outline terms of a five-year agreement to distribute life and pension products through Egg. Prudential has also been selected as a strategic provider to Citi for the distribution of life insurance products to Citi’s consumer banking customers in Thailand, Indonesia and the Philippines. The transaction will improve Prudential’s capital position and is expected to increase Prudential’s solvency surplus under FCD by an estimated £300 million.

2. Financial results and performance

Egg’s total operating loss in 2006 was £145 million, compared with a profit of £44 million in 2005. This result reflects a marked deterioration in industry-wide consumer behaviour. This has resulted in a reduction of net borrowing on credit cards as consumers reduce their spending and borrowing. In addition, bad debt experience is considerably worse than expected, particularly in relation to personal loans.

During 2006, Egg made a number of changes to its lending approach. On unsecured loans, Egg’s strategy was to tactically reduce its exposure and it tightened the acceptance criteria throughout the year. This resulted in a significantly reduced level of sales, and associated insurance income. Egg also changed its approach to the management of the credit card book, and it adopted the standard industry policy of charging variable interest rates in relation to a customer’s expected risk profile.

Throughout the industry, 2006 saw an increase in the application of balance transfer fees, therefore reducing the levels of balance transfer activity.

Egg’s net interest income of £330 million increased six per cent in 2006. Slightly lower customer balances were offset by the effects of a higher interest rate environment.

Non-interest income reduced by 36 per cent to £138 million following a significant reduction in personal loan insurance income as Egg reduced its exposure to the unsecured loans business. Total new loan sales reduced to 83,000, which is approximately 50 per cent of the new volumes achieved in 2005. In addition, payment protection insurance (PPI) penetration rates were far lower than that experienced in 2005. Other non-interest card income is lower than 2005, reflecting consumer spend patterns and continuing regulatory focus on the creditor insurance market, resulting in reductions in commission revenue earned.

Egg’s loan book performance reflects the industry-wide increase in consumers using individual voluntary arrangements, debt management companies and in some cases bankruptcy to alleviate their debt burden. Within the Egg personal loan portfolio, the number of customers employing debt management companies in the last quarter increased 18 per cent on the prior quarter. These arrangements typically result in lower recoveries from customers than have historically been achieved via Egg’s collection strategies. The overall deterioration in credit led to the total charge for bad debts increasing by £143 million to £382 million.

Restructuring costs of £12 million were incurred during 2006.

46 Prudential plc Annual Report 2006

Directors’ report: Operating and financial review

Other corporate information        Other corporate information        Explanation of balance sheet structure

The Group’s capital on an IFRS basis comprises of shareholders’ funds of £5,488 million, subordinated long-term and perpetual debt of £1,989 million, other core structural borrowings of £1,074 million and the unallocated surplus of with-profits funds of £13.6 billion.

Subordinated or hybrid debt is debt capital which has some equity-like features and which would rank below other senior debt in the event of a liquidation. These features allow hybrid debt to be treated as capital for FSA regulatory purposes. All of the Group’s hybrid debt which qualifies in this way is held at the Group level and is therefore taken as capital into the parent solvency test under the FCD.

The FSA has established a structure for determining how much hybrid debt can count as capital which is similar to that used for banks. It categorises capital as Tier 1 (equity and preference shares), Upper Tier 2 and Lower Tier 2. Up to 15 per cent of Tier 1 can be in the form of hybrid debt and called ‘Innovative Tier 1’. At 31 December 2006, the Group held £763 million of Innovative Tier 1 capital, in the form of perpetual securities, £250 million of Upper Tier 2 and £1,103 million of Lower Tier 2 capital. Following the implementation of the FCD, it is advantageous to the Group from a regulatory capital standpoint to raise its long-term debt in hybrid form and it is the Group’s policy to take advantage of favourable market conditions as they arise to do so.

The unallocated surplus of the with-profits funds represents assets in the life fund which have not yet been allocated either to policyholders or shareholders. They are not generally available to the Group other than as they emerge through the statutory transfer of the shareholders’ share of the surplus as it emerges from the fund over time.

Weighted average cost of capital (WACC)

Prudential’s commitment to its shareholders is to maximise the value of Prudential over time by delivering superior financial returns. Prudential’s weighted average cost of capital (WACC) is circa 9.6 per cent, which is based on the net core debt and shares outstanding at the end of 2006, an equity market premium of four per cent and a market beta of 1.4. Prudential’s WACC has increased since the end of 2005 largely due to an increase in interest rates and to equity forming a greater proportion of capital.

Financial instruments

The Group is exposed to financial risk through its financial assets, financial liabilities, and policyholder liabilities. The financial risk factors affecting the Group include market risk, foreign exchange risk, credit risk and liquidity risk. Information on the financial risk management objectives and policies of the Group and the exposure of the Group to the financial risk factors is given in Section C on pages 136 to 138.

Further information on the use of derivatives and hedge accounting by the Group is also provided in notes D3 and G3 on pages 155 and 156 and 195 to 197 respectively.

Shareholders’ borrowings and financial flexibility

Net core structural borrowings at 31 December 2006 were £1,493 million compared with £1,611 million at 31 December 2005. This reflects the net cash outflow of £104 million, exchange conversion gains of £240 million and other adjustments of £18 million.

After adjusting for holding company cash and short-term investments of £1,119 million, core structural borrowings of shareholder-financed operations (excluding Egg) at the end of 2006 totalled £2,612 million, compared with £2,739 million at the end of 2005. This decrease reflected exchange conversion gains of £135 million and other adjustments of £8 million. Core long-term loans at the end of 2006 included £1,626 million at fixed rates of interest with maturity dates ranging from 2007 to perpetuity. Core borrowings of £890 million were denominated in US dollars, to hedge partially the currency exposure arising from the Group’s investment in Jackson.

Prudential has in place an unlimited global commercial paper programme. At 31 December 2006, commercial paper of £198 million, US$3,449 million and €85 million has been issued under this programme. Prudential also has in place a £5,000 million medium-term note (MTN) programme. At 31 December 2006, subordinated debt outstanding under this programme was £435 million and €520 million, and senior debt outstanding was US$18 million and £5 million. In addition, the holding company has access to £1,600 million committed revolving credit facilities, provided by 16 major international banks and a £500 million committed securities lending liquidity facility. These facilities have not been drawn on during the year. The commercial paper programme, the MTN programme, the committed revolving credit facilities and the committed securities lending liquidity facility are available for general corporate purposes and to support the liquidity needs of the parent company.

The Group’s insurance and asset management operations are funded centrally. Egg, as a separate bank, is responsible for its own financing. The Group’s core debt is managed to be within a target level consistent with its current debt ratings. At 31 December 2006, the gearing ratio (debt, net of cash and short-term investments, as a proportion of EEV shareholders’ funds plus debt) was 11.2 per cent compared with 13.5 per cent at 31 December 2005.

Prudential plc enjoys strong debt ratings from both Standard & Poor’s and Moody’s. Prudential long-term senior debt is rated A+ (stable outlook), A2 (stable outlook) and AA- from Standard & Poor’s, Moody’s and Fitch respectively, while short-term ratings are A1, P-1 and F1+.

Based on EEV basis operating profit from continuing operations and interest payable on core structural borrowings (excluding Egg), interest cover was 12.2 times in 2006 compared with 10.8 times in 2005.

Prudential plc Annual Report 2006 47

Directors’ report: Operating and financial review

Other corporate information        Other corporate information continued        Treasury policy

The Group operates a central treasury function, which has overall responsibility for managing its capital funding programme as well as its central cash and liquidity positions.

The aim of Prudential’s capital funding programme, which includes the £5,000 million MTN programme together with the unlimited commercial paper programme, is to maintain a strong and flexible funding capacity.

Prudential UK and Prudential Corporation Asia use derivatives to reduce equity risk, interest rate and currency exposures, and to facilitate efficient investment management. In the US, Jackson uses derivatives to reduce interest rate risk, to facilitate efficient portfolio management and to match liabilities under fixed index policies.

It is Prudential’s policy that all free-standing derivatives are used to hedge exposures or facilitate efficient portfolio management. Amounts at risk are covered by cash or by corresponding assets. Due to the geographical diversity of Prudential’s businesses, it is subject to the risk of exchange rate fluctuations. Prudential’s international operations in the US and Asia, which represent a significant proportion of operating profit and shareholders’ funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential’s consolidated financial statements upon conversion of results into pounds sterling. The currency exposure relating to the conversion of reported earnings is not separately managed, as it is not in the economic interests of the Group to do so. The impact of gains or losses on currency conversions is recorded as a component of shareholders’ funds within the statement of recognised income and expense. The impact of exchange rate fluctuations in 2006 is discussed elsewhere in this OFR.

Unallocated surplus of with-profits

During 2006, the unallocated surplus, which represents the excess of assets over policyholder liabilities for the Group’s with-profits funds on a statutory basis, grew from £11.3 billion at 1 January to £13.6 billion at 31 December. This reflects an increase in the cumulative retained earnings arising on with-profits business that have yet to be allocated to policyholders or shareholders. The change in 2006 predominantly reflects the positive investment return earned by the PAC with-profits fund as a result of investment gains in the UK equity market.

Regulatory capital requirements

The FCD, which affects groups with significant cross-sector activities in insurance and banking/investment services, came into force for Prudential from 1 January 2005. Prior to this, since 1 January 2001 Prudential was required to meet the solvency requirements of the Insurance Groups Directive (IGD), as implemented by the FSA. The FSA has implemented the FCD by applying the sectoral rules of the largest sector, hence a group such as Prudential is classified as an insurance conglomerate and is required to focus on the capital adequacy requirements of the IGD, the Consolidated Life Directive and the Insurance Company Accounts Directive. The FCD requires a continuous parent company solvency test which requires the aggregating of surplus capital held in the regulated subsidiaries, from which Group borrowings are deducted, other than those subordinated debt issues which qualify as capital. No credit for the benefit of diversification is allowed for under this approach. The test is passed when this aggregate number is positive, and a negative result at any point in time is a notifiable breach of UK regulatory requirements. Due to the geographically diverse nature of Prudential’s operations, the application of these requirements to Prudential is complex. In particular, for many of our Asian operations, the assets, liabilities and capital requirements have to be recalculated based on FSA regulations as if the companies were directly subject to FSA regulation.

The FCD position will be submitted to the FSA by 30 April 2007 but is currently estimated to be around £1.0 billion. A further gain of £0.3 billion is expected to arise in 2007 from the sale of Egg. The sale of Egg implies that Prudential may again be designated an ‘insurance group’ rather than its current treatment as a financial conglomerate, and thus will be required to meet the requirements of the IGD. This should not have a significant impact on the Group, as the FSA’s prudential requirements pertaining to insurance groups are very similar to those applying to insurance conglomerates, in particular because the FSA has decided to make the continuous parent solvency test mandatory from 31 December 2006 for all insurance groups.

The European Commission is continuing to develop a new prudential framework for insurance companies, ‘the Solvency II project’ that will update the existing life, non-life and insurance groups directives. The main aim of this framework is to ensure the financial stability of the insurance industry and protect policyholders through establishing solvency requirements better matched to the true risks of the business. Like Basel 2, the new approach is expected to be based on the concept of three pillars – minimum capital requirements, supervisory review of firms’ assessments of risk and enhanced disclosure requirements. However, the scope is wider than Basel 2 and will cover valuations, the treatment of insurance groups, the definition of capital and the overall level of capital requirements.

48 Prudential plc Annual Report 2006

Directors' report: Operating and financial review
Other corporate information

A key aspect of Solvency II is the focus on risks and, for example, capital requirements will be calibrated to a one year Value at Risk with a 99.5 per cent confidence level. Companies will be encouraged to improve their risk management processes and will be allowed to make use of internal economic capital models to enable a better understanding of risks. The emphasis on transparency and comparability would ensure a level playing field but not delivering this remains one of the key risks for the project.

Prudential is actively engaged in policy discussions mainly through its participation in the Chief Risk Officer (CRO) Forum of major European insurance firms. Prudential has been emphasising the importance of level playing fields, in particular in connection with the treatment of operations outside the EU.

The Commission intends to adopt proposals for a framework directive in mid-2007 which will contain high-level principles. These principles will be supplemented by implementing measures that will be adopted by the Commission and EU member states. Solvency II is then intended to be implemented around 2010. It is important that the EU policy makers keep up the progress to enable implementation by the suggested date.

During 2006, the Committee of European Insurance and Occupational Pensions Supervisors (CEIOPS) invited EU insurance industry to participate in the second quantitative impact study, which provided useful input for supervisors and industry alike. The EU insurance industry will be participating in another quantitative impact study during the first half of 2007 with a view to provide quantitative input into the calibration of the capital requirements. Participation in these exercises involves a substantive commitment and is expected to yield benefits by providing evidence leading to a truly risk-based capital requirement.

Financial strength of insurance operations

United Kingdom

The PAC's long-term fund remains very strong. On a realistic valuation basis, with liabilities recorded on a market consistent basis, the free assets are valued at approximately £8.7 billion at 31 December 2006, before a deduction for the risk capital margin. The fund is rated AA+ by Standard & Poor's, Aa1 by Moody's and AA+ by Fitch Ratings.

The with-profits sub-fund delivered a pre-tax return of 12.4 per cent in 2006, and over the last five years the fund has achieved a total return of 63.8 per cent against 41.1 per cent for the FTSE 100 total return and 50.2 per cent for the FTSE All-Share (Total Return) index (figures are to 31 December 2006, before tax and charges). Much of this excellent investment performance was achieved through the active asset allocation of the fund. As part of its asset allocation process, Prudential UK constantly evaluates prospects for different markets and asset classes. During the year, Prudential UK decreased its exposure to equities while increasing its exposure to corporate bonds and alternative assets, reflecting Prudential UK's view that increased diversification in the assets of the with-profits sub-fund was appropriate.

The table below shows the change in the investment mix of Prudential UK's main with-profits fund:

	2006 %	2005 %	2004 %
UK equities	**36**	40	33
International equities	**17**	19	15
Property	**15**	15	18
Bonds	**25**	21	29
Cash and other assets classes	**7**	5	5
Total	**100**	100	100

United States

The capital adequacy position of Jackson remains strong, having improved the capital ratio from 9.2 per cent in 2005 to 9.8 per cent in 2006. Jackson's statutory capital, surplus and asset valuation reserve position improved year-on-year by US$193 million, after deducting the US$200 million of capital remitted to the parent company. Jackson's financial strength is rated AA by Standard & Poor's and A1 by Moody's.

Jackson's invested asset mix on a US regulatory basis (excludes policy loans and reverse repo leverage) is as follows:

	2006 %	2005 %	2004 %
Bonds:			
Investment Grade Public	**60**	58	60
Investment Grade Private	**18**	19	19
Non-Investment Grade Public	**4**	5	4
Non-Investment Grade Private	**1**	2	2
Commercial mortgages	**12**	11	11
Private equities and real estate	**3**	3	3
Equities, cash and other assets	**2**	2	1
Total	**100**	100	100

Asia

Prudential Corporation Asia maintains solvency margins in each of its operations so that these are at or above the local regulatory requirements. Across the region less than 40 per cent of non-linked funds are invested in equities. Both Singapore and Malaysia have discrete life funds, and have strong free asset ratios. The Hong Kong life operation is a branch of Prudential Assurance Company Limited and its solvency is covered by that business. Taiwan has Risk Based Capital regulatory solvency margins and Prudential ensures sufficient capital is retained in the business to cover these requirements.

Redress of mortgage endowment products

PAC's main long-term business with-profits fund paid compensation of £11 million in 2006 in respect of mortgage endowment product mis-selling claims and held a provision of £60 million at 31 December 2006 to cover further claims. These compensation payments and provisions have had no impact on policyholders' asset shares. As a result, policyholders' bonuses and the shareholders' share of these bonuses are unaffected, resulting in no impact on the Group's profit before tax.

Prudential plc Annual Report 2006 49

Directors’ report: Operating and financial review

Other corporate information

Other corporate information continued

A provision of £5 million was held at 31 December 2006 by shareholders’ funds to cover potential compensation in respect of mis-selling claims for Scottish Amicable mortgage endowment products sold since the acquisition of Scottish Amicable in 1997. In addition, a provision of £45 million was held at 31 December 2006 for the closed Scottish Amicable Insurance Fund (SAIF) in respect of mortgage endowment products sold prior to acquisition. This provision has no impact on shareholders. No further Scottish Amicable mortgage endowment products were sold after April 2001. In May 2006, the Group introduced a deadline for both Prudential and Scottish Amicable mortgage endowment complaints. Impacted customers have three years to lodge a mis-selling complaint in line with the time limit prescribed by the FSA and the ABI.

Inherited estate of Prudential Assurance

The assets of the main with-profits fund within the long-term insurance fund of PAC comprise the amounts that it expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the with-profits fund is equal to the policyholders’ accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the with-profits fund is called the ‘inherited estate’ and has accumulated over many years from various sources.

The inherited estate represents the major part of the working capital of PAC’s long-term insurance fund. This enables PAC to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund’s assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events. PAC believes that it would be beneficial if there were greater clarity as to the status of the Inherited Estate. As a result, PAC has announced that it has begun a process to determine whether it can achieve that clarity through a reattribution of the inherited estate. As part of this process, a Policyholder Advocate has been nominated to represent policyholders’ interests. This nomination does not mean that a reattribution will occur.

Given the size of the Group’s with-profits business any proposal is likely to be time consuming and complex to implement and is likely to involve a payment to policyholders from shareholders’ funds. If a reattribution is completed the inherited estate will continue to provide working capital for the long-term insurance fund.

Defined benefit pension schemes

The Group operates four defined benefit schemes, three in

Prudential UK, of which the principal scheme is the Prudential Staff Pension Scheme (PSPS), and a small scheme in Taiwan. The level of surplus or deficit of assets over liabilities for defined benefit schemes is currently measured in three ways: the actuarial valuation, FRS 17 (for subsidiary accounting in the UK) and IAS 19 for the Group financial statements. FRS 17 and IAS 19 are very similar. As at 31 December 2006, the shareholders’ share of the £65 million surplus for PSPS and the deficits of the other schemes amounted to an £8 million deficit net of related tax relief. Defined benefit schemes in Prudential UK are generally required to be subject to full actuarial valuation every three years to assess the appropriate level of funding for schemes having regard to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. PSPS was last actuarially valued as at 5 April 2005 and this valuation demonstrated the Scheme to be 94 per cent funded, with a shortfall of actuarially determined assets to liabilities of six per cent, representing a deficit of £243 million.

The finalisation of the valuation as at 5 April 2005 was accompanied by changes to the basis of funding for the Scheme. For 2006 and future years, deficit funding amounts designed to eliminate the actuarial deficit over a 10-year period have been and are being made. Total contributions to the Scheme for deficit funding and employer’s contributions for ongoing service for current employees are expected to be of the order of £70-75 million per annum over a 10-year period. However, in 2006, total contributions, including amounts in arrears for the scheme year to 5 April 2006, were £137 million.

Under IAS 19 the basis of valuation differs markedly from the full triennial valuation basis. In particular, it requires assets of the Scheme to be valued at their market value at the year end, while pension liabilities are required to be discounted at a rate consistent with the current rate of return on a high quality corporate bond. As a result, the difference between IAS 19 basis assets and liabilities can be volatile. For those schemes such as PSPS, which hold a substantial proportion of their assets in equity investments, the volatility can be particularly significant. For 2006, a £28 million pre-tax shareholder charge to operating results based on longer-term returns arises. In addition, outside the operating result, but included in total profits is a pre-tax shareholder credit of £167 for net actuarial gains. These gains primarily represent the difference between actual and expected investment returns for the schemes and the reduction in liabilities caused by an increase in the discount rate caused by increases in corporate bond returns. In 2006, the PSPS asset allocation was altered away from equity investments such that at 31 December 2006 the market value of equities for the Group’s defined benefit schemes represented 31 per cent (2005: 52 per cent) of the total asset value, whilst the bond portfolio accounted for 43 per cent (2005: 34 per cent). Surpluses and deficits on the Group’s defined benefit schemes are apportioned to the PAC life fund and shareholders’ funds based on estimates of employees’ service between them. At 31 December 2005, the deficit on the PSPS Scheme was apportioned in the ratio 70/30 between the life fund and shareholder-backed operations. This ratio was determined following extensive analysis of the source of the cumulative funding for the scheme to that date. This basis has been applied for 2006 to the assets and liability

50 Prudential plc Annual Report 2006

Directors’ report: Operating and financial review

Other corporate information

movements relating to the start position and also to the deficit funding paid in the year. However, the IAS 19 service cost for the year and employer contributions for ongoing service of current employees have been apportioned in the ratio relevant to current activity. At 31 December 2006, the total share of the surplus on PSPS and the deficit on the much smaller Scottish Amicable scheme attributable to the PAC life fund amounted to a net surplus of £66 million net of related tax relief.

Products and drivers of insurance operations’ profits United Kingdom

In common with other UK long-term insurance companies, Prudential UK’s products are structured as either with-profits (or participating) products, or non-participating products including annuities in payment and unit-linked products. Depending upon the structure, the level of shareholders’ interest in the value of policies and the related profit or loss varies.

With-profits policies are supported by a with-profits sub-fund and can be single premium (for example, Prudence Bond) or regular premium (for example, certain corporate pension products). Prudential’s UK primary with-profits sub-fund is part of PAC’s long-term fund. The return to shareholders on virtually all with-profits products is in the form of a statutory transfer to PAC shareholders’ funds which is analogous to a dividend from PAC’s long-term fund and is dependent upon the bonuses credited or declared on policies in that year. There are two types of bonuses ‘annual’ and ‘final’. Annual bonuses are declared once a year, and once credited, are guaranteed in accordance with the terms of the particular product and are determined as a prudent proportion of the long-term expected future investment return on the underlying assets. ‘Final’ bonuses are only guaranteed until the next bonus declaration and are primarily determined on the actual smoothed investment return achieved over the life of the policy. Prudential’s UK with-profits policyholders currently receive 90 per cent of the distribution from the main with-profits sub-fund as bonus additions to their policies and shareholders receive 10 per cent as a statutory transfer.

The defined charge participating sub-fund (DCPSF) forms part of the PAC long-term fund and comprises the accumulated investment content of premiums paid in respect of the defined charge participating with-profits business issued in France, and the defined charge participating with-profits business reassured into PAC from Prudential International Assurance plc and Canada Life (Europe) Assurance Ltd. All profits in this fund accrue to policyholders in the DCPSF.

The profits from almost all of Prudential’s new non-participating business accrue solely to shareholders. Such business is written in the non-profit sub-fund within PAC’s long-term fund, or in various shareholder-owned direct or indirect subsidiaries, the most significant of which is Prudential Retirement Income Limited (PRIL), which also writes all new immediate annuities arising from vesting deferred annuity policies in the with-profits sub-fund of PAC. There is a substantial volume of in-force non-participating business in PAC’s with-profits sub-fund and that fund’s wholly-owned subsidiary Prudential Annuities Limited (PAL) which is closed to new business; profits from this business accrue to the with-profits sub-fund.

United States

Jackson’s principal retail savings products are sold as single premium fixed, variable or fixed index deferred annuities. Interest-sensitive fixed annuities are products which allow for tax-deferred accumulation of funds, with flexible payout options. They are used for asset accumulation in retirement planning and for providing income in retirement. The contractholder pays Jackson a premium, which is credited to the contractholder’s account. Periodically, interest is credited to the contractholder’s account and administrative charges are deducted, as appropriate. Jackson may reset the interest rate on each contract anniversary, subject to a guaranteed minimum, in line with state regulations. When the annuity matures, Jackson either pays the contractholder the amount in the contractholder account or begins making payments to the contractholder in the form of an immediate annuity product. This latter product is similar to a UK annuity in payment. Fixed annuity policies are subject to early surrender charges for the first six to nine years of the contract. In addition, the contract may be subject to a market value adjustment at the time of early surrender. During the surrender charge period, the contractholder may cancel the contract for the surrender value. Jackson’s profits on fixed annuities arise primarily from the spread between the return it earns on investments and the interest credited to the contractholder’s account (net of any surrender charges or market value adjustment) less expenses.

Fixed index annuities (formerly referred to as equity-indexed annuities) are deferred annuities that allow for tax-deferred accumulation of funds, with flexible payout options. They are used for asset accumulation in retirement planning and for providing income in retirement. The contractholder pays Jackson a premium, which is credited to the contractholder’s account. Periodically, interest is credited to the contractholder’s account and administrative charges are deducted, as appropriate. Jackson guarantees an annual minimum interest rate, although actual interest credited may be higher and is linked to an equity index over its indexed option period. Jackson’s profit arises from the investment income earned and the fees charged on the contract, less the expenses incurred, which include the costs of the guarantees, and the interest credited to the contract. Fixed index annuities are subject to early surrender charges for the first five to 12 years of the contract. During the surrender charge period, the contractholder may cancel the contract for the surrender value. Variable annuities are tax-advantaged deferred annuities where the rate of return depends upon the performance of the underlying portfolio, similar in principle to UK unit-linked products. They are also used for asset accumulation in retirement planning and to provide income in retirement. The contractholder’s premiums are held apart from Jackson’s general account assets, in a separate account, which is analogous to a unit-linked fund. The contractholder can allocate the premiums between a variety of variable sub-accounts with a choice of fund managers and/or guaranteed fixed-rate options. The value of the portion of the separate account allocated to variable sub-accounts fluctuates with

Prudential plc Annual Report 2006 51

Directors’ report: Operating and financial review

Other corporate information        Other corporate information continued

the underlying investments. Variable annuity policies are subject to early surrender charges for the first three to six years of the contract. During the surrender charge period, the contractholder may cancel the contract for the surrender value. Jackson offers one variable annuity that has no early surrender charges.

Jackson offers a choice of guaranteed benefit options within its variable annuity product portfolio which customers can elect and pay for. These include the guaranteed minimum death benefit (GMDB), which guarantees on death the contractholder receives a minimum value regardless of past market performance. These guaranteed death benefits might be expressed as the return of original premium, the highest past anniversary value of the contract, or as the original premium accumulated at a fixed rate of interest. In addition, there are two other types of guarantee, guaranteed minimum withdrawal benefits (GMWB) and guaranteed minimum income benefits (GMIB). GMWBs provide a guaranteed return of the principal invested by allowing for periodic withdrawals which are limited to a maximum percentage of the initial premium. One version of the GMWBs provides for a minimum annual withdrawal amount that is guaranteed for the contractholder’s life without annuitisation. GMIBs provide for a minimum level of benefits upon annuitisation regardless of the value of the investments underlying the contract at the time of annuitisation. The GMIB is reinsured.

As the investment return on the separate account assets is attributed directly to the contractholders, Jackson’s profit arises from the fees charged on the contracts, less the expenses incurred, which include the costs of guarantees.

Jackson also sells several types of life insurance including term life, universal life, survivorship universal life, and variable universal life. Term life provides protection for a defined period of time and a benefit that is payable to a designated beneficiary upon death of the insured. Universal life provides permanent individual life insurance for the life of the insured and includes a savings element. Survivorship universal life is a form of permanent life insurance that insures two people and pays the policy benefits after the death of the last surviving insured. Variable universal life is a life insurance policy that combines death benefit protection and the important tax advantages of life insurance with the long-term growth potential of professionally managed investments.

Asia

The life insurance products offered by Prudential Corporation Asia include a range of with-profits (participating) and non-participating term, whole life and endowment and unit-linked policies.

Prudential also offers health, disablement, critical illness and accident cover to supplement its core life products.

Prudential’s business in Asia is focused on regular premium products that provide both savings and protection benefits. In 2006, the new business profit mix was 60 per cent unit-linked, 18 per cent non-linked and 22 per cent A&H products.

Unit-linked products combine savings with protection and the cash value of the policy depends on the value of the underlying unitised funds. Participating products provide savings with protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the insurer. Non-participating products offer savings with protection where the benefits are guaranteed or determined by a set of defined market related parameters. A&H products provide mortality or morbidity benefits and include health, disablement, critical illness and accident covers. A&H products are commonly offered as supplements to main life policies but can also be sold separately.

The profits from participating policies are shared between the policyholder and insurer (typically in a 90:10 ratio) in the same way as with-profits business in the UK. Under unit-linked products the profits that arise from managing the policy, its investments and the insurance risk accrue entirely to shareholders, with investment gains accruing to the policyholder within the underlying unitised fund. The profits from A&H and non-participating products consist of any surplus remaining after paying policy benefits.

Unit-linked products tend to have higher profits on the EEV basis of reporting than traditional non-linked products as expenses and charges are better matched and solvency capital requirements are lower. At the end of 2006, Prudential Corporation Asia offered unit-linked products in 10 of the 12 countries in Asia in which it operates.

In addition to the life products described above, Prudential offers mutual fund investment products in India, Taiwan, Japan, Singapore, Malaysia, Hong Kong, Korea, Vietnam and China, allowing customers to participate in debt, equity and money market investments. It is also licensed in UAE. Prudential Corporation Asia earns a fee based on assets under management.

Description of EEV basis reporting

Prudential’s results are prepared on two bases of accounting, the supplementary EEV basis and the IFRS basis for the financial statements. Over the life of any given product, the total profit recognised will be the same under either the IFRS or the EEV basis. However, the two methods recognise the emergence of that profit differently, with profits emerging earlier under the EEV basis than under IFRS. This section explains how EEV differs from IFRS and why it is used.

In broad terms, IFRS profits for long-term business reflect the aggregate of statutory transfers from with-profits funds and profit on a traditional accounting basis for other long-term business. The IFRS result, however, does not reflect the long-term benefits that arise in the future from current management initiatives and capital expenditure in the year under review, as it focuses instead on the amounts accruing to shareholders in the current year only from business already in force.

The products sold by the life insurance industry are by their nature long-term, as it commits to service the products for many years into the future. The profit on these insurance sales is generated over a significant number of years and IFRS basis profits do not, in Prudential’s opinion, properly reflect the inherent value of these future profit streams.

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Other corporate information

From 1997, Prudential and other major UK quoted financial groups adopted the achieved profits basis, a form of embedded value reporting, as a supplementary accounting measure in order to give a better reflection of the value attaching to the long-term insurance business and the current performance.

In May 2004, the CFO Forum, representing the Chief Financial Officers of 19 European insurers, published the European Embedded Value Principles (Principles) which are designed to improve the transparency and consistency of embedded value reporting. Member companies, of which Prudential is one, agreed to adopt the Principles for supplementary reporting no later than the financial year end commencing 1 January 2005. Prudential fully adopted the Principles for the first time in respect of full-year 2005 results.

For Prudential, EEV reporting represents an evolution from achieved profits reporting and it welcomes the improved clarity and consistency of information that it provides to investors although there is still some way to go before achieving full consistency. Compared to achieved profits, the principal differences are in respect of three areas:

• inclusion of an explicit allowance for the impact of options and guarantees. This typically requires stochastic calculations, under which a large number of simulations are performed that provide a representation of the future behaviour of financial markets;

• more active allowance for the combined impact of risk profile and encumbered capital in the selection of discount rates.

This ensures that the risks to the emergence of shareholder cash flows are properly accounted for; and

• enhanced disclosure that enables informed investors to understand better the key risks within the business and the basis of preparation of the results.

The EEV basis not only provides a good indicator of the value being added by management in a given accounting period but it also demonstrates whether shareholder capital is being deployed to best effect. Indeed, insurance companies in many countries use comparable bases of accounting for management purposes. The EEV basis is a value based method of reporting in that it reflects the change in value of the business over the accounting period. This value is called the shareholders’ funds on the EEV basis which, at a given point in time, is the value of future cash flows expected to arise from the current book of long-term insurance business plus the net worth of the Company. In determining these expected cash earnings, Prudential makes full allowance for the risks attached to their emergence and the associated cost of capital and takes into account recent experience in assessing likely future persistency, mortality and expenses. Economic assumptions as to future investment returns and inflation are based on market data. The change in value is typically analysed into the following components: the value added from new business sold during the year; the change in value from existing business already in place at the start of the year; short-term fluctuations in investment returns; the effect of changes in economic assumptions, the time value of the cost of options and guarantees and other short-term volatilities caused through market movements; other items (for example, profit from other Group operations, tax, and the effect of exchange movements); and dividends.

The value added from new business (being the present value of the future cash flows arising from new business written in the year) is a key metric used in the management of the business. The change in value of business in force at the start of the year demonstrates how the existing book is being managed. Together they provide management and shareholders with valuable information about the underlying development of the business and the success or otherwise of management actions.

EEV basis results are prepared by first of all setting best estimate assumptions, by product, for all relevant factors including levels of future investment returns, expenses, surrender levels and mortality. These assumptions are used to project future cash flows. The present value of the future cash flows is then calculated using a discount rate which reflects both the time value of money and the risks associated with the cash flows. The risk discount rate is determined by adding a risk margin to the appropriate risk free rate of return. The actual outcome may be different from that projected in which case the effect will be reflected in the experience variances for that year.

The assumptions used for the EEV basis of accounting are set out on pages 260 to 264 in the notes that accompany the supplementary EEV basis information. An indication of the sensitivity of the results to changes in key assumptions is provided on pages 278 to 280. The EEV basis can be illustrated by considering a theoretical individual contract. Using assumptions for the drivers of future income and expenditure, a profile of future cash flows can be estimated. These cash flows are then discounted back to the point of sale to give a new business profit.

The EEV basis profits emerging in each subsequent accounting period will comprise the unwinding of the discount (which arises from discounting future cash flows for one fewer period) and the profit or loss arising from any difference between the actual and expected experience, together with the effect of any changes of assumption where the directors believe a revision is required to the original estimates of future experience.

Post-balance sheet events

Important events affecting the Company after the end of the financial year are detailed in note I8 on page 239.

Payment policy

It is the policy of the Group to agree terms of payment when orders for goods and services are placed and to pay in accordance with those terms. Trade creditor days, based on the ratio of amounts which were owed to trade creditors at the year end to the aggregate of the amounts invoiced by trade creditors during the year, were 22 days.

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Risk management        Risk management        Principles

As a provider of financial services, including insurance, the Group’s business is the managed acceptance of risk. Prudential believes that effective risk management capabilities are a key competitive advantage and a strategic risk, capital and value management framework and risk management culture has been developed to enhance the Group’s embedded and franchise value.

Risk is defined as the uncertainty that Prudential faces in successfully implementing its strategies and objectives. This includes all internal or external events, acts or omissions that have the potential to threaten the success and survival of Prudential. Risk is not only regarded as harmful, but is also considered in relation to achieving profitable returns through controlled risk taking. The control procedures and systems the Group has established are designed to manage, rather than eliminate, the risk of failure to meet business objectives and can only provide reasonable and not absolute assurance against material mis-statement or loss, and focus on aligning the levels of risk taking with the achievement of business objectives.

The Group’s policy is to proactively identify, evaluate, and manage risk. This forms an essential element of delivering the Group’s performance ambition. In so doing, material risks will only be retained where this is consistent with Prudential’s risk appetite framework, i.e.:

• the retention of the risk contributes to value creation;

• the Group is able to withstand the impact of an adverse outcome; and

• the Group has the necessary capabilities, expertise, processes and controls to manage the risk.

A common risk language is used across the Group which allows meaningful comparisons to be made between different business units. Risks are broadly categorised as shown in Table 1.

Risk governance Governance structure

Prudential’s risk governance framework requires that all of the Group’s businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The risk governance framework is based on the concept of ‘three lines of defence’: Risk Management, Risk Oversight and Independent Assurance (see diagram opposite).

1. Risk management: primarily responsible for strategy, performance management and risk control lies with the Board, the Group Chief Executive Officer and the chief executives of each business unit.

2. Risk oversight: risk management oversight is provided by Group-level risk committees, Group Chief Risk Officer (Group CRO) and Group Risk Function working with counterparts in the business units in addition to other functions, including Group Compliance and Group Security.

3. Independent assurance: independent assurance on the effectiveness of the Group’s and business unit control and risk management systems is provided by Internal Audit reporting to the Group and business unit audit committees.

The risk management roles and responsibilities of the various management bodies and committees are described below:

Risk categorisation        Category Risk type Definition

Financial risks Market risk The risk that arises from adverse changes in the value of, or income from, assets and changes in interest rates or exchange rates.

Credit risk The risk of loss if another party fails to perform its obligations, or fails to perform them in a timely fashion.

Insurance risk The inherent uncertainty as to the occurrence, amount and timing of insurance liabilities. This includes adverse mortality, morbidity and persistency experience. Liquidity risk The risk that a business, though solvent, either does not have the financial resources to meet its obligations as they fall due or can secure the resources only at excessive cost.

Non-financial risks Operational risk The risk of direct or indirect loss resulting from inadequate or failed internal processes, people or systems, or from external events.

Business environment risk Exposure to forces in the external environment that could significantly change the fundamentals that drive the business’s overall objectives and strategy. Strategic risk Ineffective, inefficient or inadequate senior management processes for the development and implementation of business strategy in relation to the business environment and the Group’s capabilities.

Regulatory compliance risk The risk caused by changes in the compliance/regulatory environments for financial services products or failure to understand or effectively apply and comply with compliance/regulatory standards, principles and practices.

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Risk management        Risk Governance Framework        Risk Management Risk Oversight Independent Assurance

Prudential plc Board

Group Chief Executive

Group Executive Group Asset Group Audit Committee Liability Committee Committee

Business unit Group Chief Group Operational chief executives Risk Officer Risk Committee

Group Risk Group-wide Function Internal Audit        Business unit risk functions

■ Board/board committees ■ Personnel - Direct reporting line

■ Management committees ■ Functions Provides support to committees

Board

The Board has overall responsibility for the system of internal control and risk management. In order to fulfil this responsibility, the Board:

• determines (on advice from the Group Chief Executive) the amount and type of risk that the Group is prepared to accept, ensures the formulation of adequate risk management strategies and approves the overall framework for managing the risks faced by the Group;

• seeks regular assurance, supported by the Group Audit Committee (GAC), that the system of controls is functioning effectively, and that the Group’s system of internal control is managing risk in the manner that it has approved; and

• delegates authority (where necessary), via the Group Chief Executive, to the Group Executive Committee (GEC) and Group-level risk committees, as well as to senior management within the Group and business units.

Group level management

Group executive management (Group Chief Executive and GEC): the Group Chief Executive has overall responsibility for the risks facing the Group. The Group Chief Executive recommends to the Board the amount and type of risk that the Group is prepared to accept, and recommends risk management strategies as well as an overall framework for managing the risks faced by the Group (with support from the GEC, Group CRO and Group level risk committees). The Group Chief Executive provides regular updates to the Board on the risk position and risk policy.

Group Chief Risk Officer: the Group CRO is responsible for providing risk management oversight for the Group. The Group CRO oversees Group Risk, Group Compliance, Group Security and, for management purposes only, the Group-wide Internal Audit function. The Group CRO is a member of the GEC and chairs the Group-level risk committees.

Group level risk committees

Group Asset Liability Committee (Group ALCO): responsible for oversight of financial risks (market, credit, liquidity and insurance risks) across the Group. It is chaired by the Group CRO and its membership includes senior business unit and Group executives (chief actuaries, principal ALM officers and chief investment officers) who are involved in the management of the aforementioned risks. The Group ALCO is supported by Group Risk.

Group Operational Risk Committee (GORC): responsible for the oversight of non-financial risks (operational, business environment, regulatory compliance and strategic risks) across the Group. Responsibilities include monitoring operational risk and related policies and processes as they are applied throughout the Group. It is chaired by the Group CRO and its membership includes senior representatives of the business unit and Group Risk functions. The GORC is supported by Group Risk.

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Risk management        Risk management continued        Group Risk function

The Group Risk function is a Group Head Office (GHO) oversight function that is structured independently of the business units. The purpose of the Group Risk department is to establish and embed a strategic risk, capital and value management framework and risk management culture consistent with Prudential’s risk appetite that protects and enhances the Group’s embedded and franchise value. Group Risk, under the guidance of the Group CRO, is also responsible for the continued development and expansion of the Risk Management Framework.

Group Risk is responsible for establishing and maintaining the risk management agenda across the Group by: 1. Risk framework: Establishing structures and capabilities through designing, implementing and maintaining a consistent and harmonised risk management framework and policies spanning Economic, Regulatory and Rating Agency Capital, Risk Appetite and Risk-adjusted Profitability.

2. Risk monitoring:

Establishing a ‘no surprises’ risk management culture accomplished by identifying the risk landscape, assessing and monitoring risk exposures and understanding change drivers.

3. Risk controlling:

Implementing risk mitigation strategies and remedial actions where exposures are deemed inappropriate and managing the response to extreme events.

4. Risk communication:

Communicating the Group risk, capital and profitability position to internal and external stakeholders and other commentators. 5. Risk culture: Fostering a risk management culture, providing quality assurance and facilitating the sharing of best practice risk measurement and management across the Group and industry.

Group Risk acts as secretariat and adviser to the Group ALCO and GORC. In addition to the above primary responsibilities, Group Risk is also responsible for:

• Group Insurance Risk Management (GIRM): procures and manages Group-wide insurance programmes;

• Regulatory Developments: leads the Group’s response to regulatory and industry developments such as Solvency II; and

• Actuarial Support: Group Risk provides actuarial support and oversight to the business unit and Group functions for regulatory and accounting measures (EEV, IFRS and US GAAP).

Business unit management

The business unit chief executives are accountable for the implementation and operation of an appropriate business unit risk framework and for ensuring compliance with the policy and minimum standards set by the Group. As the first line of defence, business units are responsible for identifying and managing business unit risks and providing regular risk reporting to the Group.

Business units undertake risk self-assessments in accordance with the Group Risk Framework, with dedicated risk functions, risk committees (comprising business unit asset-liability committees and operational risk committees) and named individuals responsible for the operation of the Group Risk Framework in each business unit. Business unit risk functions report directly to the respective business unit chief executives who in turn are members of the GEC and report to the Group Chief Executive.

Internal audit

Group Audit Committee: the GAC provides independent assurance to the Board on the effectiveness of the Group’s system of internal controls and risk management. The GAC reviews the Group’s risk management framework, and regular risk reports. The GAC is supported by Group-wide Internal Audit.

Group-wide Internal Audit (GwIA): the GwIA function independently assures the effective operation of the Group’s risk management framework across the Group. This involves the validation of methodology application, policy compliance and control adequacy. The GwIA Director reports all audit related matters to the GAC and reports for management purposes (but not audit related matters) to the Group CRO.

Risk reporting

The Group Risk function develops and maintains a process for the regular, systematic identification, measurement, monitoring and management of business unit and GHO risk exposures. The Group’s risk reporting framework forms an important part of the Group’s business planning process. As part of the annual preparation of its business plan, all of the Group’s businesses and functions are required to carry out a review of risks. This involves an assessment of the impact and likelihood of key risks and of the effectiveness of controls in place to manage them, and is reviewed regularly throughout the year. In addition, business units review opportunities and risks to business objectives regularly with the Group Chief Executive, the Group Finance Director and the Group CRO.

Quarterly risk reports from the business units and Group are reported to Group Risk and the Group-level risk committees covering risks of Group significance. Regular reports are also made to Group and business unit audit committees by management, internal audit, compliance and legal functions. The Board is provided with regular updates on the Group’s economic capital position, risk appetite position and risk-adjusted profitability as part of the overall risk framework. This provides a top down overview of the Group’s risk profile measured on a consistent and economic basis.

The insurance operations of the Group all prepare an annual financial condition report, which is reported on to the Board. The financial condition reports include an assessment of key risks affecting the business unit.

The impact of large transactions or divergences from business plan is investigated by Group Risk as and when they are proposed, by

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Risk management

considering the potential impacts on relevant risk reporting metrics (e.g. risk appetite position). New risk management initiatives such as new control frameworks and mitigation strategies are reported to the GEC while they are being developed.

Policies and procedures

The Group's internal control processes, including risk management, are detailed in the Group Governance Manual. Detailed policies and procedures exist (at both the Group and business unit levels) covering risk, finance, legal, compliance, security, technology, audit, human resources and communications. The policy framework includes the following items (amongst others) of particular relevance to risk management:

- the Group-wide policy on risk management (covering financial and non-financial risks) is detailed in the Group Risk Framework, which is maintained by Group Risk;
- investment management policies for each business unit mandate are set out in Investment Management Agreements between the relevant business units and fund managers;
- financial control policies (including financial reporting and business planning) are set out in business unit Financial Procedures Manuals; and
- policies for all aspects of actuarial management (including regulatory reporting and asset liability management) are set out in business unit Actuarial Procedures Manuals.

Group Security maintains detailed procedures to mitigate certain operational risks, including: fraud, money laundering, bribery, business continuity, information security and operational security.

The Group prepares an annual business plan with three-year projections. Executive management and the Board receive monthly reports on the financial position of the Group and actual performance against plan, together with updated forecasts.

All senior management committees within the Group and business units have clearly documented terms of references.

Risk management

Risk limits

Group Risk Appetite

The Group Risk Appetite framework sets out the Group's tolerance to risk exposures, approach to risk/return optimisation and management of risk. The Board and GEC have set up Group-level risk appetite statements concerning the key risk exposures faced by the Group. The Group Risk Appetite statements set out the Group's risk tolerance, or risk appetite, to 'shocks' to the key financial risk exposures (market, credit and insurance risk). In order to determine its risk appetite position, each business unit calculates the impacts (on earnings 'flow' and capital 'stock' measures) of a shock to market, credit and insurance risk exposures. The market and credit risk shocks include: parallel movements in interest rates, falls in equities, falls in property, changes in credit spreads and increases in credit losses. The insurance risk shocks include changes in assumptions for longevity, mortality, persistency and expenses.

The Group Risk Appetite statements are defined in terms of earnings volatility and capital requirements, as follows:

- Earnings volatility: The objectives of the limits are to ensure that (a) the volatility of earnings is consistent with stakeholder expectations, (b) the Group has adequate earnings (and cash flows) to service debt and expected dividends and (c) that earnings (and cash flows) are managed properly across geographies and are consistent with the Group's funding strategies. The risk appetite statements for earnings volatility are defined in terms of two measures: EEV operating profit and IFRS operating profit; and

Group Risk Appetite Framework

	Earnings measures (flow)		Capital measures (stock)		
	EEV	IFRS	Economic	Regulatory (local/FCD)	
Business as usual	Maintain target EEV operating profit	Maintain target IFRS operating profit	Maintain target level of capitalisation Individual tail events should not significantly reduce financial resources	Maintain suitable margin above Group solvency requirement over planning horizon	Business as usual
Earnings stress	No large unexpected falls in EEV operating profit	No large unexpected falls in IFRS operating profit	Remain above minimum capitalisation	Meet Group solvency requirement and hold sufficient resources to pay dividends and fund new business	Capital stress

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Risk management

Risk management continued

• Capital requirements: The objectives of the limits are to ensure that (a) the Group is economically solvent, (b) the Group achieves its desired target rating to meet its business objectives, (c) supervisory intervention is avoided, (d) any potential capital strains are identified, and (e) accessible capital is available to meet business objectives. The risk appetite statements for capital are defined in terms of two measures: EU Financial Conglomerates Directive (FCD) capital requirements and Economic capital requirements.

Risk appetite is part of the annual business planning cycle and the risk profile of the Group is monitored against the agreed limits throughout the year by Group Risk. Using submissions from business units, Group Risk calculates the Group’s position (allowing for diversification effects between business units) relative to the limits implied by the statements.

A two-tier approach is used to apply the limits at business unit level. Firstly, indicative business unit risk limits are calculated; these ensure that, if each business unit keeps within its limits, the Group risk position would be within the Group limits. Secondly, the impact on the Group Risk Appetite position is considered as part of Group Risk’s scrutiny of large transactions or departures from plan proposed by individual business units.

Any potential breaches of the Group Risk Appetite limits implied by a business unit plan will necessitate a dialogue process between GHO and the business units. Group-wide limits may not be breached if, for example, limits in other business units are not fully utilised, or the diversification effect at Group level of a particular risk with other business units means that the Group limit is not breached. Ultimately, authorisation to breach Group limits would require GEC approval.

Group counterparty exposure limits

In addition to business unit operational limits on credit risk, counterparty risk limits are also set at the Group level. Limits on total Group-wide exposures to a single counterparty are specified for different credit rating ‘buckets’. Actual exposures are monitored against these limits on a quarterly basis.

Risk mitigation

Prudential employs a range of risk mitigation strategies aimed at reducing the impact of a variety of risks. Key mitigation strategies include: adjustment of asset portfolios to reduce investment risks (such as duration mismatches or overweight counterparty exposures), use of derivatives to hedge market risks, reinsurance programmes to limit insurance risk, and corporate insurance programmes to limit impact of operational risks. Revisions to business plans (such as reassessment of bonus rates on participating business and scaling back of target new business volumes) may be also be used as a mitigating strategy.

Primary responsibility for identifying and implementing controls and mitigation strategies rests with the business units. Group Risk provides oversight and advice to the mitigation process. The quarterly risk reporting by business units to Group Risk includes details of the controls and mitigating actions being employed for each key risk (along with an assessment of the effectiveness of each control). Any mitigation strategies involving large transactions (e.g. a material derivative transaction) would be subject to scrutiny at Group level before implementation.

Contingency plans are in place for a range of operational risk scenarios, including incident management and business continuity plans. As a contingency plan for liquidity risk, the Group has arranged access to committed revolving credit facilities and committed securities lending facilities.

Asset liability management

Prudential manages its assets and liabilities locally, in accordance with local regulatory requirements and reflecting the different types of liabilities of each business unit. Stochastic asset/liability modelling is carried out locally in the UK, the US and Asia to perform dynamic solvency testing and assess economic capital requirements. Reserve adequacy testing under a range of scenarios is also carried out, including scenarios prescribed by local regulatory bodies.

The investment strategy for assets held to back liabilities is set locally by business units, taking into account the nature, term and currency of the liabilities, and any local regulatory requirements. The main principles are as follows:

• for liabilities that are sensitive to interest rate movements (in particular, UK non-profit annuities and Jackson fixed annuities), cash flow analysis is used to construct a portfolio of fixed income securities whose value changes in line with the value of liabilities when interest rates change;

• for participating business (in particular, the UK with-profits fund), stochastic asset-liability modelling is used to derive a strategic asset allocation and policyholder bonus strategy that (based on the model assumptions) will optimise policyholder and shareholder returns, while maintaining financial strength. The bonus strategy on participating business is an integral part of the asset-liability management approach for participating business; and

• for unit-linked business, the assets held to cover policyholder unit accounts are invested as per the stated investment strategy or benchmark index given in the product marketing literature.

Assets in respect of non-unit reserves (e.g. sterling reserves) are invested in fixed income securities (using a cash flow matching analysis).

Derivative hedging strategies are also used on a controlled basis across the Group to manage exposure to market risks. Surplus assets held centrally are predominantly invested in short-term fixed income securities. The Group’s central treasury function, which is run by Prudential Finance, actively manages the surplus assets to maximise returns, subject to maintaining an acceptable degree of liquidity.

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Risk management

Economic capital

Overview

Economic capital provides a realistic and consistent view of Prudential's capital requirements across the Group, allowing for diversification benefits. Economic capital provides valuable insights into the risk profile of the Group and is an integral part of the Group's risk management framework.

The Group distinguishes between two distinct types of 'economic capital' approaches. These are:

- Group Economic Capital: Prudential's Group economic capital is calculated using an integrated model of Group-wide risk, capturing dependencies and diversification benefits between different business units and risk categories. The capital requirement is determined based on a multi-year projection, thus taking into account the long-term nature of Prudential's liabilities; and
- 1-year Value at Risk Capital (1yr VaR Capital): 1yr VaR Capital is defined as the capital required to withstand a maximum loss over a time period of one year consistent with a confidence level of 99.5 per cent. This measure was developed internally as part of Prudential's Risk-adjusted Profitability (RAP) approach to risk/return optimisation within the Group Risk Appetite framework. This measure captures the risk arising from individual risk types, and generally allows for diversification by using a correlation matrix approach. The methodology is continually being developed and improved. In addition to its risk management applications, the 1yr VaR Capital framework is used for Individual Capital Assessments (ICAS) in the UK and anticipated to form the basis of Prudential's capital modelling for future regulatory reporting developments, such as Solvency II.

These measures provide a consistent basis for comparing the risk profiles and capital requirements of different business units. The Group economic capital position and risk profile is reported to the Board annually, with more frequent updates on an ad hoc basis.

Group Risk is responsible for developing and maintaining the economic capital models, and for calculating the Group economic capital position.

Group economic capital methodology

Prudential's internal Group economic capital requirement is defined as the minimum amount of capital that the Group needs to hold in order to remain economically solvent over a 25-year horizon, given a target probability of insolvency appropriate for AA-rated debt. The target confidence level is based on historic default rates for AA-rated debt, and varies over the time horizon of the projection. The economic capital requirement is calculated in respect of existing contractual and discretionary liabilities only.

For the purposes of calculating Group economic capital, Group 'economic solvency' is defined as the position where both: (a) the capital balance of the parent company is positive, and (b) all business units are solvent on the applicable local regulatory basis. This definition of solvency allows the Group's capital position to be assessed on an economic basis while taking into account the actual regulatory constraints at the business unit level.

The Group economic capital position is calculated using the Group Solvency Model (GSM) – an integrated stochastic asset/liability model of the Group economic solvency position. Projected economic scenarios in the GSM are generated using a stochastic economic scenario generator that captures all the correlations between different asset classes and geographies.

Group economic capital results

As at 31 December 2005, the Group economic capital requirement was £1.7 billion, compared to available capital resources of £4.1 billion. The Group economic capital requirement quoted is after allowance for diversification benefits between risk types and business units, and inclusive of the local regulatory capital requirements at the business unit level. The economic capital requirement is calculated for in-force liabilities only, excluding the impact of future new business and dividend distributions.

Group Economic Capital Position £m

Group Capital Position at year end 2005 AA basis


4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
4,114
1,719
2,395
Available capital
Required capital
Capital surplus

Group Capital Position at year end 2004 AA basis


4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,418
1,834
1,584
Available capital
Required capital
Capital surplus

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Risk management

Risk management continued

Note that the economic capital surplus of £2.4 billion quoted above excludes any surplus in respect of the Group's participating with-profits funds. For Group economic capital, it is assumed that any free assets in participating funds are ring-fenced to support the relevant fund (and excluded from the Group's economic surplus). Any capital injections required by participating funds (on top of the ring-fenced free assets) are captured in the Group economic capital requirement calculation. For year end 2005, none of the Group's participating funds required additional economic capital on top of the ring-fenced free assets.

The allocation of economic capital (diversified) by risk type is shown below. The largest risk exposure is credit risk, which reflects the relative size of the exposure in Jackson, Prudential UK and Egg. The ALM risk exposure mainly reflects interest rate risk in Jackson and Taiwan. An increasingly significant component of the underwriting risk is attributable to longevity risk, which has increased due to the growth in annuity business being written in the UK shareholder fund.

The standalone economic capital for Operational Risk has been relatively stable. The reason for the proportional increase shown above is that the other risk capital requirements have decreased in absolute terms, rather than a significant increase in Operational Risk from the 2004 year-end level.

Scenario testing

The impact of a range of deterministic 'shock' scenarios is tested using the Group economic capital model. The purpose is to assess the resilience of the Group's economic solvency position to a range of key threat scenarios. For the year-end 2005, economic capital scenarios relating to stable, falling and rising interest rates were tested. In addition, scenarios proposed by the 2006 Financial Risk Outlook, as published by the FSA, were tested. The scenarios related to high oil prices, lower consumption and US dollar depreciation, and were considered individually and in combination. Finally, the potential expected effect of a pandemic on the Group was analysed.

The impact of each scenario was tested by analysing the projected Group cash flow balances over 25 years. The results of the analysis showed that the projected net cash flow balance to the Group remains positive in all future years under each scenario tested.

Business unit local economic capital assessments

In addition to Group-level economic capital framework described above, business units also monitor their own economic capital requirements locally on a 'stand alone' basis (without allowance for diversification effects with the rest of the Group). The business unit economic capital assessments are reported regularly and included in the business unit financial condition reports. The business unit economic capital assessments allow management to put the local regulatory capital requirements into an economic context.

Economic Capital Requirement split by business unit

Risk exposure at year end 2005 AA basis


7
1
6
2
5
4
3

1 UK with-profits 0%
2 UK shareholder 25%
3 Jackson 46%
4 Prudential Corporation Asia 12%
5 M&G 4%
6 Egg 12%
7 GHO 1%

Risk exposure at year end 2004 AA basis


7
1
6
2
5
4
3

1 UK with-profits 0%
2 UK shareholder 19%
3 Jackson 46%
4 Prudential Corporation Asia 16%
5 M&G 5%
6 Egg 12%
7 GHO 1%

Economic Capital Requirement split by risk type

Risk exposure at year end 2005 AA basis


5
1
4
3
2

1 ALM 21%
2 Credit 48%
3 Underwriting 13%
4 Persistency 1%
5 Operational 18%

Risk exposure at year end 2004 AA basis


4
5
1
3
2

1 ALM 28%
2 Credit 47%
3 Underwriting 10%
4 Persistency 2%
5 Operational 13%

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Risk management        Market risk

Market risk is the risk of adverse financial impact due to changes in fair values of financial instruments from fluctuations in asset prices, foreign currency exchange rates and interest rates. Market risk arises in business units due to fluctuations in the value of liabilities and the value of investments held. Prudential’s businesses are inherently subject to market fluctuations and general economic conditions.

In the UK, this is because a significant part of Prudential’s shareholders’ profit is related to bonuses for policyholders declared on its with-profits products, which are broadly based on historic and current rates of return on equity, real estate and fixed income securities, as well as Prudential’s expectations of future investment returns.

In the US, fluctuations in prevailing interest rates can affect results from Jackson, where the majority of its assets are invested in fixed income securities. In particular, fixed annuities and stable value products in Jackson expose the Group to the risk that changes in interest rates which are not fully reflected in the interest rates credited to customers will reduce earned spread. The earned spread is the difference between the amounts that Jackson is required to pay under the contracts and the rate of return it is able to earn on its general account investments to support the obligations under the contracts. Declines in spread from these products or other spread businesses that Jackson conducts could have a material impact on its profitability and solvency.

For some non-linked investment products, in particular those written in some of the Group’s Asian operations, it may not be possible to hold assets which will provide cash flows to exactly match those relating to policyholder liabilities. This is particularly true in those countries where bond markets are not developed and in certain markets, such as Taiwan, where regulated surrender values are set with reference to the interest rate environment prevailing at time of policy issue. This is due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. This results in a residual asset-liability mismatch risk which can be managed but not eliminated. Where interest rates in these markets remain lower than those implied by surrender values over a sustained period this could have an adverse impact on the Group’s reported profit.

The management of market risk is undertaken at both business unit and Group level. Business units manage market risks locally using their local ALM frameworks and business unit ALCOs, and within local regulatory constraints. Business units may also be constrained by the requirement to meet policyholders’ reasonable expectations and to minimise or avoid market risk in a number of areas. At Group level, market risk is the responsibility of the Group ALCO, which has a remit to manage a number of investment related risks, in particular those faced by the shareholder funds throughout the Group.

For each of the major components of market risk, described in more detail below, Prudential has put in place policies and procedures to set out how each risk should be managed and monitored, and the approach to setting an appropriate risk appetite.

Currency risk

Prudential currently operates in the UK, the US, 12 countries in Asia (including Taiwan, South Korea, Japan, Taiwan and China) and Europe. Due to the geographical diversity of Prudential’s businesses, it is subject to the risk of exchange rate fluctuations. Prudential’s international operations in the US and Asia, which represent a significant proportion of operating profit and shareholders’ funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential’s consolidated financial statements upon translation of results into pounds sterling. The currency exposure relating to the translation of reported earnings is not separately managed. Consequently, this could impact on the Group’s gearing ratios (defined as debt over debt plus shareholders’ funds). The impact of gains or losses on currency translations is recorded as a component of shareholders’ funds within the statement of changes in equity.

Prudential does not generally seek to hedge foreign currency revenues, as these are substantially retained locally to support the growth of the Group’s business and meet local regulatory and market requirements. However, where foreign surplus is deemed to be supporting UK capital or shareholders’ interests this exposure is hedged if it is deemed optimal from an economic perspective. Currency borrowings and derivatives are used to manage exposures within the limits that have been set.

Interest rate risk

Interest rate risk arises primarily from Prudential’s investments in long-term debt and fixed income securities. Interest rate risk also exists in policies that carry investment guarantees on early surrender or at maturity, where claim values can become higher than the value of backing assets when interest rates rise or fall. The Group manages this risk by adopting close asset-liability matching criteria, to minimise the impact of mismatches between the value of assets and liabilities from interest rate movements. Interest rate risk is also controlled through the use of a variety of derivative instruments, including futures, options and swaps, in order to hedge against unfavourable market movements in interest rates inherent in the underlying assets and liabilities. The impact of exposure to sustained low interest rates is regularly monitored.

Equity risk

The Group is subject to equity price risk due to daily changes in the market values of its equity securities portfolio. The Group’s shareholders are exposed to both direct equity shareholdings in its shareholder assets, and indirectly to the impact arising from changes in the value of equities held in policyholders funds from which management charges or a share of performance are taken, as well as from its interest in the free estate of long-term funds. At business unit level, equity price risk is actively managed through the use of derivative instruments, including futures and options, in order to mitigate anticipated unfavourable market movements where this lies outside the risk appetite of the fund concerned. Business units actively model the performance of equities through the use of stochastic models, in particular to understand the impact of equity performance on guarantees, options and bonus rates.

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Risk management        Risk management continued

In particular, Jackson actively hedges its exposure to the guarantees arising from its variable annuity business. Where possible, Jackson will seek to find offsetting exposures across its asset and liability portfolios and to conduct its hedging activities on a macro basis, and relies on option-based strategies to address tail risks. Although the macro approach and the hedging of tail events are not consistent with the way certain accounting methods test for effectiveness, our view is that the efficiency of execution and the need to hedge on an economic basis outweighs the need to avoid any short-term accounting volatility.

The Group does not have material holdings of unquoted equity securities. In addition, local asset admissibility regulations require that business units hold diversified portfolios of assets thereby reducing exposure to individual equities.

Credit risk

Credit risk is the risk of loss in the value of financial assets due to counterparties failing to meet all or part of their obligations. Credit risk is Prudential’s most significant financial risk, and it is actively monitored by business units via business unit investment committees and ALCOs.

In addition to business unit operational limits on credit risk (requiring business units to implement local credit risk policies), Prudential’s management of credit risk includes monitoring exposures at Group level. Large individual counterparty exposures are aggregated and monitored on a quarterly basis against centrally-set red zone, amber zone and green zone limits. This active monitoring of counterparty exposures, on a consolidated Group level, is undertaken by the Group ALCO. Financial assets are graded according to current credit ratings issued by the rating agencies. Financial assets are classified within the range of AAA to D ratings, with AAA being the highest possible rating. Typically, around 95 per cent of the Groups assets are rated within the investment grade category (BBB- and higher). The level of financial assets which fall outside the range of the ratings is also monitored on an ongoing basis, and this tends to be less than one per cent of shareholder assets at any given point in time.

Insurance risk

Prudential needs to make assumptions about a number of factors in determining the pricing of its products and for reporting the results of its long-term business operations. In common with other industry participants, the profitability of the Group’s businesses depends on a mix of factors including mortality and morbidity trends, voluntary discontinuance rates, investment performance, unit cost of administration and new business acquisition expense. For example, the assumption that Prudential makes about future expected levels of mortality is particularly relevant for its UK annuity business where in exchange for their accumulated pension fund, pension annuity policyholders receive a guaranteed payment, for as long as they are alive. Prudential conducts rigorous research into longevity risk using data from its substantial annuitant portfolio. As part of its pension annuity pricing and reserving policy, Prudential UK assumes that current rates of mortality continuously improve over time at levels based on adjusted data from the Continuous Mortality Investigations (CMI) medium cohort table projections as published by the Institute and Faculty of Actuaries.

Prudential’s voluntary discontinuance (persistency) assumptions reflect recent past experience for each relevant line of business, and any expectations of future persistency. Where appropriate, allowance is also made for the relationship, which is either assumed or historically observed, between persistency and investment returns and the resulting additional risk is allowed for.

Liquidity risk

Liquidity risk is the risk that a business, though solvent, either does not have the financial resources to meet its obligations as they fall due or can secure the resources only at excessive cost.

Business units have their own liquidity policies, which also depend on the maturity of the business, and the available assets in the markets. For Prudential UK, liquidity risk is managed through holding assets at the greater of a specified percentage of total funds managed or a specified multiple of the average peak daily cash flow over the last 12 months. For Jackson, modelling is performed on how quickly their different liabilities could be called, and how quickly they could also liquidate their assets, ensuring that at 30, 90 days and one year the cash available exceeds potential obligations.

For Prudential Group, there is a committed corporate credit facility for liquidity.

Non-financial risk

Prudential’s Group Risk Framework also covers non-financial risks–operational risk, business environment risk, strategic risk and regulatory compliance risk. Prudential processes a large number of complex transactions across numerous and diverse products, and is subject to a number of different legal and regulatory regimes. Prudential outsources several operations, including certain UK processing and IT functions and is thus reliant upon the operational processing performance of its outsourcing partners. Business units are responsible for the management of the non-financial risks associated with their business. They conduct a formal self-assessment of material operational risks and assess their impact and likelihood. Business units also identify control available to mitigate the impact or likelihood or both of the identified risk. There is also an assessment of the control which considers the quality of the control’s design.

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Risk management

Quantitative analysis is carried out for operational risks with material and potential direct losses (i.e. excluding opportunity costs and lost revenue). For each risk, the analysis describes the possible manifestations of the risk and the controls against it in each business unit and, on this basis, frequency and severity parameters are assigned to each risk. The effect of operational risk on the Group as a whole is analysed by aggregating the individual risks using a Group operational risk capital model, allowing for the correlations and diversification effects between different risk types and business units.

Financial strength and capital management

Prudential’s financial strength and credit ratings, which are intended to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in most of Prudential’s products and, as a result, its competitiveness. Changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential’s financial condition. Downgrades in Prudential’s ratings could have an adverse effect on its ability to market products and retain current policyholders. In addition, the interest rates Prudential pays on its borrowings are affected by its debt credit ratings, which are in place to measure Prudential’s ability to meet its contractual obligations. Prudential believes the credit rating downgrades it experienced in 2002 and 2003, together with the rest of the UK insurance industry, and in 2006 by Standard & Poor’s to bring it into line with the standard rating agency notching between operating subsidiary financial strength rating and the credit rating for other European insurance holding companies have not to date had a discernible impact on the performance of its business.

Prudential’s long-term senior debt is rated as A2 (stable outlook) by Moody’s, A+ (stable outlook) by Standard & Poor’s and AA–(stable outlook) by Fitch.

Prudential’s short-term debt is rated as P-1 by Moody’s, A-1 by Standard & Poor’s and F1+ by Fitch.

The PAC long-term fund is rated Aa1 (stable outlook) by Moody’s, AA+ (stable outlook) by Standard & Poor’s and AA+ (stable outlook) by Fitch.

Prudential’s insurance and investment management operations are generally conducted through subsidiaries. As a holding company, Prudential’s principal sources of funds are dividends from subsidiaries, shareholder-backed funds, the shareholder transfer from Prudential’s long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper. Certain of the subsidiaries are regulated and therefore have restrictions that can limit the payment of dividends, which in some circumstances could limit the Group’s ability to pay dividends to shareholders.

Summary of risk factors

The International Organisation of Securities Commissions (IOSCO) has recommended that annual reports of publicly held companies include a section on risk factors which discusses inherent risks in the business and trading environment. The US Securities and Exchange Commission (SEC) requires listed companies to disclose prominently risk factors that are specific to the companies or their industries in their annual reports on Form 20-F filed with the SEC. The Accounting Standards Board’s Reporting Statement: Operating and Financial Review (OFR), recommends as best practice, that the OFR has a description of the principal risks and uncertainties facing the business. The European Union (EU) Prospectus Directive also requires disclosure of risk factors. A number of factors (risk factors) affect Prudential’s operating results, financial condition and trading price. The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this report, is not updated, and any forward-looking statements are made subject to the reservations specified on the inside back cover of the Annual Report.

Prudential’s businesses are inherently subject to market fluctuations and general economic conditions.

Prudential’s businesses are inherently subject to market fluctuations and general economic conditions. In the UK, this is because a significant part of Prudential’s shareholders’ profit is related to bonuses for policyholders declared on its with-profits products, which are broadly based on historic and current rates of return on equity, real estate and fixed income securities, as well as Prudential’s expectations of future investment returns. In the US, fluctuations in prevailing interest rates can affect results from Jackson, which has a significant spread-based business with the majority of its assets invested in fixed income securities. In particular, fixed annuities and stable value products written by Jackson expose the Group to the risk that changes in interest rates, which are not fully reflected in the interest rates credited to customers, will reduce spread. The spread is the difference between the amounts that Jackson is required to pay under the contracts and the rate of return it is able to earn on its general account investments to support the obligations under the contracts. Declines in spread from these products or other spread businesses that Jackson conducts could have a material impact on its businesses or results of operations.

For some non-unit-linked investment products, in particular those written in some of the Group’s Asian operations, it may not be possible to hold assets which will provide cash flows to exactly match those relating to policyholder liabilities. This is particularly true in those countries where bond markets are not developed and in certain markets such as Taiwan where regulated surrender values are set by regulators with reference to the interest rate environment prevailing at time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash

Prudential plc Annual Report 2006 63

Directors’ report: Operating and financial review            Risk management            Risk management continued

flows and the lack of sufficient assets of a suitable duration. This residual asset/liability mismatch risk can be managed but not eliminated. Where interest rates in these markets remain lower than surrender values over a sustained period this could have an adverse impact on the Group’s reported profit.

In all markets in which Prudential operates, its businesses are susceptible to general economic conditions and changes in investment returns, which can change the level of demand for Prudential’s products. Past uncertain trends in international economic and investment climates which have adversely affected Prudential’s business and profitability could be repeated. This adverse effect would be felt principally through reduced investment returns and credit defaults. In addition, falling investment returns could impair Prudential’s operational capability, including its ability to write significant volumes of new business. Prudential in the normal course of business enters into a variety of transactions, including derivative transactions with counterparties. Failure of any of these counterparties, particularly in conditions of major market disruption, to discharge their obligations, or where adequate collateral is not in place, could have an adverse impact on Prudential’s results.

Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses.

Due to the geographical diversity of Prudential’s businesses, it is subject to the risk of exchange rate fluctuations. Prudential’s international operations in the US and Asia, which represent a significant proportion of operating profit and shareholders’ funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential’s consolidated financial statements upon translation of results into pounds sterling. The currency exposure relating to the translation of reported earnings is not separately managed. Consequently, this could impact on the Group’s gearing ratios (defined as debt over debt plus shareholders’ funds). The impact of gains or losses on currency translations is recorded as a component of shareholders’ funds within the statement of changes in equity.

Prudential conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations and any accounting standards in the markets in which it operates.

Changes in government policy, legislation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates, which in some circumstances may be applied retrospectively, may adversely affect Prudential’s product range, distribution channels, capital requirements and, consequently, reported results and financing requirements. For instance, regulators in jurisdictions in which Prudential operates may change the level of capital required to be held by individual businesses. Also these changes could include possible changes in the regulatory framework for pension arrangements and policies, the regulation of selling practices and solvency requirements. In the UK several proposed and potential regulatory changes could have significant effect on the types of products Prudential provides to its customers and intermediaries and how those products are priced, distributed and sold. These include the FSA’s move towards principles-based regulation, the FSA’s Treating Customers Fairly initiative, the FSA’s review of retail distribution, the proposed regulatory change affecting the UK pensions market and the implementation of the Markets in Financial Instruments Directive (MiFID) and the Solvency II directive.

Current EU directives require European financial services groups to demonstrate net aggregate surplus capital in excess of solvency requirements at the Group level in respect of shareholder-owned entities. The test is a continuous requirement, so that Prudential needs to maintain a somewhat higher amount of regulatory capital at the Group level than otherwise necessary in respect of some of its individual businesses to accommodate, for example, short-term movements in global foreign exchange rates, interest rates, deterioration in credit quality and equity markets. In addition, changes in the local regulatory regimes of designated territories could affect the calculation of the Group’s solvency position under FCD. Given the recently announced sale of Egg, and pending discussions with the FSA, Prudential may again become an insurance group rather than its current classification as a financial conglomerate. This would imply that Prudential would have to meet the requirements of the EU Insurance Groups Directive (IGD). This should not have a significant impact on the Group, as the FSA’s prudential requirements pertaining to insurance groups are very similar to those applying to financial conglomerates. The EU is also currently reviewing future solvency requirements (Solvency II) with a draft directive expected in mid 2007 for implementation by member states not earlier than 2010. Inconsistent application of these directives by regulators in different EU member states may place Prudential at a competitive disadvantage to other European financial services groups.

Various jurisdictions in which Prudential operates have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise where Prudential, along with other companies, may be required to make additional material contributions.

Any further changes or modification of the recently introduced IFRS accounting policies and EEV guidance may require a change in the reporting basis of future results or a restatement of reported results.

The resolution of several issues affecting the financial services industry could have a negative impact on Prudential’s reported results or on its reputation or on its relations with current and potential customers.

Prudential is, and in the future may be, subject to legal and regulatory actions in the ordinary course of its business, both in the UK and internationally. This could be a review of business sold in the past under previously acceptable market practices at the time such as the requirement in the UK to provide redress to certain past purchasers of pension and mortgage endowment policies and regulatory reviews on products sold and industry practices, including in the latter case businesses it has closed.

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Risk management

Regulators particularly, but not exclusively, in the US and the UK are increasingly interested in the approach that product providers use to select third-party distributors and to monitor sales made by them. In the US, federal and state regulators have focused on, and continue to devote substantial attention to, the mutual fund, variable annuity and insurance product industries. This includes new regulations in respect of the suitability of broker-dealers’ sales of certain products. As a result of publicity relating to widespread perceptions of industry abuses, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms.

In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. There is a risk that new requirements are introduced that are retrospectively applied to sales made prior to their introduction.

Litigation and disputes may adversely affect Prudential’s profitability and financial condition.

Prudential is, and may be in the future, subject to legal actions and disputes in the ordinary course of its insurance, investment management and other business operations. These legal actions and disputes may relate to aspects of Prudential’s businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential’s markets. Legal actions and disputes may arise under contracts, regulations or from a course of conduct taken by Prudential, and may be class actions. Although Prudential believes that it has adequately reserved in all material aspects for the costs of litigation and regulatory matters, no assurance can be provided that such reserves are sufficient. Given the large or indeterminate amounts of damages sometimes sought, and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could, from time to time, have an adverse effect on Prudential’s results of operation or cash flows.

Prudential’s businesses are conducted in highly competitive environments with developing demographic trends and Prudential’s continued profitability depends on its management’s ability to respond to these pressures and trends.

The markets for the UK, the US and Asian financial services are highly competitive, with several factors affecting Prudential’s ability to sell its products and its continued profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance, historical bonus levels, developing demographic trends and customer appetite for certain savings products. In some of its markets Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates or claims-paying ratios. Further, heightened competition for talented and skilled employees with local experience, particularly in Asia, may limit the Group’s potential to grow its business as quickly as planned.

Within the UK, Prudential’s principal competitors in the life insurance market include many of the major retail financial services companies including, in particular, Aviva, Legal & General, HBOS and Standard Life.

Jackson’s competitors in the US include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies such as AXA Financial Inc, Hartford Life Inc., Lincoln National, MetLife, Prudential Financial and TIAA-CREF.

Prudential believes competition will intensify across all regions in response to consumer demand, technological advances the impact of consolidation, regulatory actions and other factors. Prudential’s ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures.

Downgrades in Prudential’s financial strength and credit ratings could significantly impact its competitive position and hurt its relationships with creditors or trading counterparties.

Prudential’s financial strength and credit ratings, which are intended to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in most of Prudential’s products and, as a result, its competitiveness. Changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential’s financial condition. Downgrades in Prudential’s ratings could have an adverse effect on its ability to market products and retain current policyholders. In addition, the interest rates Prudential pays on its borrowings are affected by its debt credit ratings, which are in place to measure Prudential’s ability to meet its contractual obligations. Prudential believes the credit rating downgrades it experienced in 2002 and 2003, together with the rest of the UK insurance industry, and in 2006 by Standard & Poor’s to bring Prudential into line with the standard rating agency notching between operating subsidiary financial strength rating and the credit rating for other European insurance holding companies, have not to date had a discernible impact on the performance of its business.

Prudential’s long-term senior debt is rated as A2 (stable outlook) by Moody’s, A+ (stable outlook) by Standard & Poor’s and AA–(stable outlook) by Fitch.

Prudential’s short-term debt is rated as P-1 by Moody’s, A-1 by Standard & Poor’s and F1+ by Fitch.

The PAC long-term fund is rated Aa1 (stable outlook) by Moody’s, AA+ (stable outlook) by Standard & Poor’s and AA+ (stable outlook) by Fitch.

Adverse experience in the operational risks inherent in Prudential’s business could have a negative impact on its results of operations.

Operational risks are present in all of Prudential’s businesses, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems and human error or from external events. Prudential’s business is dependent on processing a large number of complex transactions across numerous and diverse products, and is subject to a number of different legal and regulatory regimes. In addition, Prudential outsources several operations, including certain UK processing and IT functions. In turn, Prudential is reliant upon the operational processing performance of its outsourcing partners.

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Risk management

Risk management continued

Further, because of the long-term nature of much of Prudential’s business, accurate records have to be maintained for significant periods. Prudential’s systems and processes incorporate controls which are designed to manage and mitigate the operational risks associated with its activities. For example, any weakness in the administration systems or actuarial reserving processes could have an impact on its results of operations during the effective period. Prudential has not experienced or identified any operational risks in its systems or processes during 2006, or which have subsequently caused, or are expected to cause, a significant negative impact on its results of operations.

Adverse experience against the assumptions used in pricing products and reporting business results could significantly affect Prudential’s results of operations.

Prudential needs to make assumptions about a number of factors in determining the pricing of its products and for reporting the results of its long-term business operations. For example, the assumption that Prudential makes about future expected levels of mortality is particularly relevant for its UK annuity business. In exchange for a premium equal to the capital value of their accumulated pension fund, pension annuity policyholders receive a guaranteed payment, usually monthly, for as long as they are alive. Prudential conducts rigorous research into longevity risk, using data from its substantial annuitant portfolio. As part of its pension annuity pricing and reserving policy, Prudential UK assume that current rates of mortality continuously improve over time, at levels based on adjusted data from the Continuous Mortality Investigations (CMI) medium cohort table projections (as published by the Institute and Faculty of Actuaries). If mortality improvement rates significantly exceed the improvement assumed, Prudential’s results of operations could be adversely affected. A further example is the assumption that Prudential makes about future expected levels of the rates of early termination of products by its customers (persistency). This is particularly relevant to its lines of business other than its UK annuity business. Prudential’s persistency assumptions reflect recent past experience for each relevant line of business. Any expected deterioration in future persistency is also reflected in the assumption. If actual levels of future persistency are significantly lower than assumed (that is, policy termination rates are significantly higher than assumed), Prudential’s results of operations could be adversely affected. In common with other industry participants, the profitability of the Group’s businesses depends on a mix of factors including mortality and morbidity trends, policy surrender rates, investment performance, unit cost of administration and new business acquisition expense.

As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments.

Prudential’s insurance and investment management operations are generally conducted through direct and indirect subsidiaries. As a holding company, Prudential’s principal sources of funds are dividends from subsidiaries, shareholder-backed funds, the shareholder transfer from Prudential’s long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper. Certain of the subsidiaries are regulated and therefore have restrictions that can limit the payment of dividends, which in some circumstances could limit the Group’s ability to pay dividends to shareholders.

Prudential operates in a number of markets through joint ventures and other arrangements with third parties. These arrangements involve certain risks that Prudential does not face with respect to its consolidated subsidiaries.

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures. Prudential’s ability to exercise management control over its joint venture operations and its investment in them depends on the terms of the joint venture agreements, in particular, the allocation of control among, and continued co-operation between, the joint venture participants. Prudential may also face financial or other exposure in the event that any of its joint venture partners fails to meet its obligations under the joint venture or encounters financial difficulty. In addition, a significant proportion of the Group’s product distribution is carried out through arrangements with third parties not controlled by Prudential and is dependent upon continuation of these relationships. A temporary or permanent disruption to these distribution arrangements could affect Prudential’s results of operations.

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Corporate responsibility review        Corporate responsibility review        Acting responsibly

Corporate Responsibility (CR) is fundamental to how Prudential operates and is a philosophy that is now embedded in the business. Prudential recognises that its stakeholders, which include its customers, people, shareholders and the communities around its businesses, increasingly support those companies that define and exhibit sound values around trust, ethics and environmental responsibility.

Prudential also believes that its performance in key areas of conduct such as corporate governance, environmental management and employment practices can have a significant and positive impact on the Group’s financial performance. Prudential’s main focus in 2006 was to ensure that its CR strategy continued to align with its business objectives and with its stakeholder concerns.

Management and policy

Prudential has developed a Group Governance Framework which is underpinned by a Group Governance Manual and associated processes. This encompasses all key policies and procedures, for example its Group Code of Business Conduct, its CR Policy and its Health and Safety Policy. Prudential sets its own codes and policies that often go further than legislative requirements.

Prudential also operates a Group Risk Framework which focuses on reputation issues. The controls, which are applicable across the Group, are clearly set out in the Group Governance Manual. Prudential’s Group Finance Director, Philip Broadley, has Board level responsibility for social, environmental and ethical risk management. The Board discusses Prudential’s performance on these areas at least once a year. The Board also reviews and approves Prudential’s CR report and strategy.

Below the Board, the Corporate Responsibility Committee is a specialist Group-wide committee chaired by the Group Finance Director. It is responsible for reviewing business conduct and social and environmental policy and ensures consistency across the Group’s international businesses.

The Corporate Responsibility team, which is located in Group Head Office, develops its strategy, provides training across the Group, and works closely with individual business units to provide advice, ensuring that the Group’s core values are maintained and assisting with the development and adaptation of Group-wide initiatives so that they not only fit the overall Group principles but also meet local needs.

Group Code of Business Conduct

Prudential’s Group Code of Business Conduct (the Code) sets out the ethical standards the Board requires of itself, its employees, agents and others working on behalf of the Group, in their dealings with employees, customers, shareholders, suppliers, competitors, the wider community and the environment. This policy is now in force across the Group and compliance by all business units is mandatory. The Code is published both internally on the Group Head Office intranet and externally on the Prudential website. It is also integrated within the Group Governance Manual and is covered by the annual compliance certification process. In 2006, we translated the Code into Chinese, Korean and Thai. These translations are now available on Prudential’s internet site.

As part of the Corporate Responsibility strategy, Prudential engaged KPMG in 2006 to review, at the Group Head Office level, the Group Code of Business Conduct, the process by which Prudential communicates the Code and the systems in place for monitoring the Code. Prudential is currently in the process of reviewing the findings from this review and formulating a plan for implementing improvements.

Stakeholder dialogue

Stakeholder engagement enables employees and relevant external groups to help shape what Prudential does and ensure that their reasonable expectations are translated into business value. This means listening to and working with its stakeholders and being very clear about its intentions and priorities.

During 2006, Prudential commissioned research organisation Ipsos Mori to help it gauge which CR issues are important to its key stakeholders. The results indicated that good environmental management and climate change are, perhaps unsurprisingly, very high on the agenda for companies in general. Issues such as ethical investment and transparent product information are also highlighted as important for financial services companies. In response, the CR team is working with the Group Health, Safety and Environment team and Prudential Property Investment Managers Limited (PRUPIM), part of M&G, to ensure that Prudential is effectively addressing and aligning its environmental management practices.

Assisting people to manage their investments is fundamental to the Group’s business. Prudential UK has therefore continued to hold monthly MeetPru events, which give its customers the opportunity to meet members of the UK executive team and ask questions about both their own policies and broader issues, including the CR programme. M&G has developed a number of spin-free guides for investors which provide straight-forward, easy-to-understand information on a range of investment options, including bonds and equities, while also tackling subjects such as ‘understanding risk’.

Improving financial capability

The Group’s core financial education programme is based on the need to play its part in enabling consumers to make the right decisions for their individual needs. Such decisions range from debt management to savings needs. Informing and empowering consumers to make such decisions will, Prudential believes, build better and more permanent relationships between consumers and providers.

Prudential began developing its Financial Literacy programme in the United Kingdom in 2001. Six years later, Prudential is seeing significant continued progress, both in the UK and internationally. In the UK, via partnerships with diverse organisations such as Citizens Advice; the Personal Finance Education Group (pfeg); Specialist Schools and Academies Trust and National Institute of Adult Continuing Education, thousands of adults and children are now benefiting from learning how to make decisions that will have a profound effect on their financial wellbeing.

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Prudential extended its initiative to Asia in 2004, with an innovative programme called Investing in Your Future, which focuses on women, who are often responsible for planning their family’s financial needs. This was first launched in China and rolled out in Vietnam in 2005. During 2006, Prudential extended this programme into India and piloted a project in Malaysia. To date, more than 10,000 women have graduated from the programme in Asia.

Investing in our communities

In 2006, Prudential invested £4.7 million in a wide range of projects around its business, supporting education, welfare and environmental initiatives. This total includes the significant contribution made by many of the people around the Group through volunteering, often linked with professional skills development. It also includes direct donations to charitable organisations of £3.15 million.

In December 2005, The Chairman’s Award, the Group’s international employee volunteering programme was launched across the Group.

The programme is managed by the Group CR team and is co-ordinated by local business unit champions around the world. Prudential recognises that many employees already make a significant contribution to charities as volunteers in their own free time. The Chairman’s Award was set up to recognise this involvement in the community and to give all the Group’s employees the opportunity to get involved with a local charitable project and to increase the value of the community support they offer through additional contributions.

The charities that Prudential supports were selected following a Group-wide survey of its employees, which identified a preference for projects that address the needs of children and the elderly within their local community. Prudential has identified sustainable projects which, where possible, have education at their core. This lies at the heart of the Group CR programme aiming to raise levels of financial capability worldwide.

In 2006, over 1,600 employees registered to volunteer and The Chairman’s Award supported over 50 projects around the world. For example, over 180 pre-school children in Thailand will be able to attend new child care centres thanks to the volunteering efforts of Prudential’s employees, where The Chairman’s Award is funding the redevelopment and refurbishment of four centres in the Srirattana district in the Srisaket province. Similarly, employees from Jackson in Denver have been volunteering through Junior Achievement’s schools programme, helping to educate and inspire young people to value free enterprise, business and economics to improve the quality of their lives. Over 160 students have benefited from the volunteering efforts of the Group’s employees.

Responsible investment (RI)

M&G’s approach to responsible investment (RI) is set out in the booklet Issues Arising from Share Ownership, available at www.mandg.co.uk. RI has focused principally on equity markets. However, with more than £19 billion (as at 31 December 2006) of funds under management, PRUPIM, is one of the UK’s largest commercial property investment managers and accounts for over 80 per cent of Prudential’s direct environmental impact in the UK.

Through participation in the Institutional Investor’s Group on climate change and its participation on the property working group of the United Nations Environment Programme Finance Initiative (UNEP FI), PRUPIM is creating awareness of the implications of climate change for property investment and how Prudential should address this.

Employees

The following information is given principally in respect of employees of the Group in the UK. The policy towards employees overseas is the same but the practical application of the policy varies according to local requirements.

Equal opportunity

Prudential recognises, respects and values difference and diversity. Its equal opportunities policy is to be fair, responsible and caring in all aspects of the business. The Group seeks to ensure all employees and applicants to its businesses are given equal opportunity in all aspects of employment to ensure that the Group’s businesses attract, retain and promote the best available talent. All the businesses work to embed these principles in all aspects of their management practices and to ensure that this is evident to employees in their day-to-day work.

It is Group policy to give full and fair consideration and encouragement to the employment of applicants with suitable aptitudes and abilities, and to continuing the employment of staff who become disabled, and to providing training and career development opportunities to disabled employees.

Employee involvement

The Group has effective communication channels through which employees’ views can be sought on issues which concern them. Throughout the Group there is close consultation between management and other employees on appropriate matters of concern, with a view to keeping employees informed about the progress of the Group’s business and the economic factors affecting it. Communication with employees is achieved in a number of ways, including one-to-one staff briefings and through the Group’s intranet site.

M&G’s Staff Consultative Committee and UK Insurance Operations’ Employee Forum promote communication and consultation throughout their respective businesses and provide for dialogue on a range of issues of interest to their staff.

Following the creation of PGDS in 2006, which brought together IT infrastructure staff into one Group business, PGDS in the UK commenced the development of a staff consultative forum with the election of representatives. It is intended that this forum, along with effective direct consultation, will deliver an excellent two-way dialogue between staff and PGDS management.

In 2006, employees were again invited to participate in the Prudential Savings-Related Share Option Scheme. The Scheme has now been operating for 23 years and 40 per cent of UK staff currently participate. The Prudential International Savings-Related Share Option Scheme (ISSOS) for employees has been operating since 2000 in Hong Kong, Malaysia and Singapore; since 2001 in Taiwan and India; and since 2003 in Korea. On average 15 per cent of employees in those countries covered by the ISSOS currently participate. In addition, since 2002 Prudential has operated the International Savings-Related Share Option Scheme for Non-Employees (ISSOSNE) for its agents in Hong Kong. Currently 11 per cent of agents participate.

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Following shareholder agreement in 2000 to authorise the Board to introduce a Share Incentive Plan, The Prudential UK Share Incentive Plan (SIP) was introduced in 2004 for employees of Prudential UK Services Limited and The Prudential Assurance Company Limited, and in 2005 for employees of Prudential Services Limited. This plan enables employees to buy Prudential shares on a tax-efficient basis. For every four Partnership shares bought, an additional Matching share is granted. Currently 12 per cent of eligible staff participate. The trustees of each of the Group’s UK pension schemes include elected individuals.

Training and development

In the UK, Prudential is a member of the Employers’ Forum on Disability, the Employers in the Community Network, set up by the National Centre for Volunteering, Race for Opportunity and the Work Foundation. These organisations aim to share best practice, promote the benefits of a diverse workforce and make discrimination in the workplace a thing of the past.

Engaging with employees and understanding their expectations about corporate values, transparency, career development, performance management, diversity and work-life balance is essential. This understanding helps the Group to attract, retain and motivate its employees.

Prudential recognises that it will benefit from the opportunity for its employees to develop their talents and achieve satisfying and rewarding careers. Prudential is therefore committed to promoting individual development and regularly assesses employees’ abilities, progress and individual training needs.

In Asia, employee education is provided across the Group’s Asian markets through PRUuniversity, which is available to all staff and is offered in multiple languages. Programmes are centrally credited and many are endorsed by external learning institutions. The courses cover CR, management and leadership, technical and business skills as well as a comprehensive range of self-improvement material including language courses.

Treating customers fairly

The financial services industry is working with the UK regulator, Government and consumers to improve the way they treat customers. Prudential now has more than seven million customers in Asia, over three million policies and contracts in force across the US through Jackson, and over seven million customers in the UK through Prudential UK. Prudential is committed to providing a high level of customer service, communicating openly with customers, providing clear information and to monitoring levels of satisfaction. Prudential UK has signed up to the Association of British Insurers’ (ABI) Customer Impact Scheme. This Scheme is part of the industry’s commitment to continuously build on customers’ experiences, and Prudential will participate in an annual customer survey, to measure changes in its customers’ experiences and attitudes. Jackson measures its customer service quality through annual benchmarking surveys. Prudential Corporation Asia surveyed a sample of its customers in each of its 16 retail businesses in Asia, to assess the likelihood of its customers recommending Prudential Corporation Asia to their family and friends.

Environment/sustainable development

Protecting the environment is essential for the quality of life of current and future generations. The challenge is to combine continuing economic growth with long-term sustainable development. Prudential will endeavour to ensure its policies and business actions promote the consideration of the environment. The CR team is working with its peers in other companies to develop an industry-wide approach to climate change. Prudential is part of the Forge Group, a consortium of financial institutions formed to address the CR issues facing the financial services industry and to develop a consistent approach towards their management. In November 2006, the Forge Group agreed that its focus in 2007 will be climate change and its strategic implications for the financial services sector.

In the US, Jackson has carefully monitored and worked to minimise any negative environmental impact since it moved to its current headquarters in 2000, working with State and local authorities on new projects which protect the environment.

Supply chain management

Prudential recognises that its own social, environmental and economic impacts are associated not only with the products and services it supplies but also with the performance of its suppliers and contractors.

It is Prudential’s policy to work in partnership with its suppliers to help them reduce their impact on the environment and to manage the challenges of sustainable growth. The number of suppliers engaged on a business as usual basis is very high. Prudential has therefore chosen to focus on those suppliers that potentially pose the greatest risk to the environment. As a result, Prudential has identified 55 suppliers to work with on the programme.

Donations

Prudential is committed to supporting the communities where it is an employer. In 2006, the Group spent £4.7 million in support of the community. Within this, direct donations to charitable organisations amounted to £3.15 million, of which £2.35 million came from European (EU) operations. This is broken down as follows: Education £1,068,000; Social and Welfare £809,000; Environment and Regeneration £82,000; Cultural £149,000 and Staff Volunteering £242,000. The aggregate figure for charitable donations from Prudential’s non-EU subsidiaries (Jackson and Prudential Corporation Asia) amounted to £0.8 million. It is the Group’s policy not to make donations to political parties or to incur political expenditure, within the meaning of those expressions as defined in the Political Parties, Elections and Referendums Act 2000, and the Group did not make any such donations or incur any such expenditure in 2006.

Further information can be found in Acting Responsibly, the Group’s Corporate Responsibility Report 2006/7, accessed at www.prudential.co.uk/prudential-plc/cr/

Hard copies of the report are available from the Group’s CR team: Laurence Pountney Hill, London EC4R 0HH. Tel: 020 7548 3706

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Corporate responsibility review continued

Non-financial key performance table

The table below summarises key programme areas against our commitments, and outlines some of the Group's achievements to date and Prudential's priorities for 2007.

Progamme areas	Key performance Indicator	Measurement
Financial Literacy	Continue to invest and help people to become more informed about their financial well-being and build the long-term capacity of community organisations to provide financial education.	Monitor progress with charity partners. All charity partners to complete a post-donation evaluation form.
Customers	Continue to maintain high standards of customer service.	Tracking systems in place to monitor customer satisfaction.
		To provide information for customers in a variety of ways.
	To continue being a responsible investor on behalf of our clients.	Contribute to the investment performance of M&G funds.
	To gain a comprehensive understanding of the costs and benefits of sustainable property investments.	To implement relevant sustainable property investment techniques across our PRUPIM property portfolio in a way that will increase sustainability, while protecting and enhancing investor returns.
Community	Make a measurable and positive impact in the communities where we operate.	Annual community spend as a percentage of pre-tax profit.
		Level of colleague volunteering.
Employees	Communicate internally about the value and benefit of CR, the goals and purpose of the organisation and the Group Code of Business Conduct.	Use a variety of communication channels e.g. CR e-learning module, employee magazines, Group intranet site, news updates, videos and webcasts.
	Maintain our commitment to health and safety management across the Group.	Total number of recordable health and safety incidents (under RIDDOR: Reporting of Injuries and Diseases and Dangerous Occurrences Regulations). Currently only measured in the UK.
Supply chain	Work with suppliers to maximise the beneficial social impact of our business, and reduce the environmental impact.	Total number of suppliers with whom we have discussed environmental or CR issues.
Environment	Minimise our environmental impact, prevent pollution and unnecessary damage to the environment from our operations.	Periodically review our environmental impact.
		Ongoing measurement of building energy efficiency, water efficiency, waste recycling of our actively managed property portfolio.
Shareholders	Focus on maximising long-term shareholder value, thereby delivering returns to investors.	Dialogue with investors. Dialogue with investment analysts responsible for ethical investment funds. Inclusion in socially responsible indices e.g. FTSE4Good.

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Progress in 2006	Looking forward – in 2007 we plan to:
Prudential extended the financial literacy programme to India. Piloted the programme in Malaysia during December 2006.	Continue implementing the financial literacy programme in China, India and Vietnam, and we will review the pilot programme in Malaysia.
Prudential Corporation Asia has developed a detailed Customer Satisfaction model in Malaysia for its sales and service process. Jackson measures its customer service quality through annual benchmarking surveys. Prudential UK is accredited to the Association of British Insurers (ABI's) Customer Impact Scheme.	Roll out the Customer Satisfaction model in Asia to other parts of its business and use feedback to improve customer service. Prudential UK plans to work closely with the ABI on the Customer Impact Scheme.
Prudential regularly updates customers on products and important financial topics through MeetPru events, Plan from the Pru, Pru News, the Prudential Magazine, and the M&G Spin-Free guides.	Continue to provide customers with clear and responsible marketing information.
M&G manages two ethical investment funds: Prudential M&G Light Green Fund and the Prudential Ethical Trust Fund.	Continue to maintain active dialogue with our investee companies.
Worked with the United Nations Environment Programme Finance Initiative (UNEP FI) to establish a Socially Responsible Property Investment Working Group.	Play a central role in the activities of both the Investment Property Forum/Institutional Investors Group on Climate Change, Responsible Property Investment Working Group and the UNEP FI Responsible Property Investment Workstream.
Based on IFRS statutory operating profit, Prudential's community spend equates to 0.53 per cent.	Continue to make a measurable and positive impact in the communities where we operate.
Successfully launched the new employee volunteering programme, The Chairman's Award and created appropriate relationships with charities in each of our markets to support this. Over 1,600 employees volunteered.	Ensure we have community investment programmes running in most of our markets.
Continued to update employees on CR initiatives and the Group Code of Business Conduct through the annual CR report, the annual CR webcast and fortnightly news updates.	Update and roll out the CR e-learning module to all new employees. Continue to review and communicate our CR report and policies.
We have recorded four RIDDOR accidents in the UK.	Continue to work with business units to ensure compliance with the Group H&S Framework. Ensure each business unit produces an H&S action plan.
Rolled out UK CR supply chain programme to 55 suppliers.	Continue to work in partnership with our suppliers to help them reduce their social and environmental impacts.
Prudential developed a new Environmental Policy Statement which has been approved at Group level. A pilot scheme for an improved building management system is being tested in Reading, UK. If successful, this will reduce energy consumption and be introduced in other business units. Reviewed performance data.	Provide environmental performance data across the Group. Establish an Environment Network initially in the UK and the US.
We have achieved ISO14001 certification for 10 actively managed properties.	We are continuing to roll out ISO14001 certification across our entire managed portfolio by the end of 2007. We are developing our monitoring and targeting system to measure environmental performance.
The Company has continued with a programme of dialogue with shareholders, across a broad geographic spread.	Further dialogue with the investment community.
Dialogue with investment analysts, CR rating agencies and research organisations responsible for ethical investment funds.	Continue dialogue with the investment community.
Met FTSE4Good global CR criteria and awarded continued membership.	Continue to monitor progress and engage with the FTSE4Good co-ordinators.

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Corporate

governance

73 Corporate governance report

80 Board of directors

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Corporate governance report

The directors are committed to high standards of corporate governance and support the Combined Code on Corporate Governance issued by the Financial Reporting Council (the Code). The Company has complied throughout the financial year ended 31 December 2006 with all of the provisions set out in Section 1 of the Code, and has applied the principles of the Code in the manner described below and in the directors’ remuneration report. The Group maintains a corporate website www.prudential.co.uk containing a wide range of information of interest to private and institutional investors where further information can be obtained, including the Group’s financial calendar.

The Board

As at 31 December 2006, the Board comprised the Chairman, six executive directors and seven independent non-executive directors, as set out on pages 80 and 81. Nick Prettejohn, Lord Turnbull and Barry Stowe were appointed as directors on 1 January 2006, 18 May 2006 and 1 November 2006 respectively.

Rob Rowley and Mark Norbom ceased to be directors of the Company on 18 May 2006 and 14 December 2006 respectively. In accordance with the Articles of Association, Barry Stowe will retire and offer himself for election at the Annual General Meeting on 17 May 2007. Philip Broadley, Michael Garrett, Bridget Macaskill and Clark Manning will retire by rotation at the Annual General Meeting and offer themselves for re-election.

The non-executive directors bring a wide range of business, financial and global experience to the Board. Biographical details of the current Board members appear on pages 80 and 81. Details of each director’s interests in shares and debentures of the Company and its subsidiary, Egg plc, which was listed until

20 February 2006, are set out in the directors’ remuneration report on page 88. Protections afforded to directors, including qualifying third party indemnities under the provisions of the Companies Act 1985, are detailed in the directors’ remuneration report on page 87. The roles of Chairman and Group Chief Executive are separate and clearly defined, and the scope of these roles has been approved by the Board so that no individual has unfettered powers of decision making. The Chairman is responsible for the leadership and governance of the Board as a whole and the Group Chief Executive for the management of the Group and the implementation of Board strategy and policy on the Board’s behalf. In discharging his responsibility, the Group Chief Executive is advised and assisted by the Group Executive Committee, comprising all the business unit heads and a Group head office team of functional specialists. James Ross is the Company’s Senior Independent Director, to whom concerns may be conveyed by shareholders if they are unable to resolve them through the existing mechanisms for investor communications, or where such channels are inappropriate. The Chairman meets, at least annually, with the non-executive directors without the executive directors being present.

During 2006, the Board met 11 times and held a separate two-day strategy meeting. Each year, at least one of the Board meetings is held at one of the Group’s business operations to facilitate a fuller understanding of the diversity of the business. In June 2006, a Board meeting was held in Chicago. The Board also visited the offices of Jackson National Life Insurance Company (Jackson) in Lansing, Michigan, and took part in a day and a half of presentations given by senior members of the Jackson and PPM America management teams on the US businesses and future market opportunities. In November 2006, a Board meeting was held in Derby, which included presentations on the operations of Egg.

The majority of the directors attended all scheduled Board meetings occurring during their period in office, apart from some absence due to ill health, family bereavements and one clash with a long-standing prior engagement. In addition, Mr Norbom was no longer required to attend Board meetings after it had been agreed that he would be leaving the Company. There were two additional Board meetings, and the majority of the directors attended those meetings. Where directors were not able to attend any of the meetings, their views were canvassed by the Chairman prior to the meeting. The table on page 77 details the number of Board and Committee meetings attended by each director throughout the year. A further six ad hoc Board Committee meetings took place during the year. In addition, the Chairman met with the non-executive directors without the executive directors present in December.

The Board’s terms of reference, which are regularly reviewed, set out those matters specifically reserved to it for decision, in order to ensure that it exercises control over the Group’s affairs. These include approval of the annual and interim results, strategy and corporate objectives, operating plans, significant transactions and matters affecting the Company’s share capital.

A corporate governance framework approved by the Board maps out the internal approvals processes and those matters which may be delegated. These principally relate to the operational management of the Group’s businesses and include pre-determined authority limits delegated by the Board to the Group Chief Executive for further delegation by him in respect of matters which are necessary for the effective day-to-day running and management of the business.

The chief executive of each business unit, who in respect of his business unit responsibilities reports to the Group Chief Executive, has authority for management of that business unit and has established a management board comprising its most senior executives. In accordance with the Group Governance Framework, business unit chief executives certify annually their compliance with the requirements of the framework. The Board has adopted a Code of Business Conduct, which sets out the behaviour expected of staff in their dealings with shareholders, customers, fellow employees, suppliers and other stakeholders of the Group. A copy of the Company’s Code of Business Conduct may be found on the website at www.prudential.co.uk/prudential-plc/cr/managementpolicies/ codeofconduct The Board is responsible for ensuring that an effective system for succession planning and management development is in place. This is delivered through an established review process that is applied across all the businesses and covers both director and senior management succession and development. The Board reviews the outcomes of the review annually and actions arising from the review are implemented as part of the management development agenda.

All directors have direct access to the services of the Company Secretary who advises them on all corporate governance matters, on Board procedures, and on compliance with applicable rules and regulations. In order to ensure good information flows, full Board

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Corporate governance report continued

and Committee papers are provided to the directors by the Company Secretary in the ordinary course approximately one week before each Board or Committee meeting.

Other commitments of the Chairman and changes during the year are detailed in his biography on page 80. The Board is satisfied that these other commitments are not such as to interfere with the performance of the Chairman’s duties for the Group.

Board Committees

The Board has established audit, remuneration and nomination committees, each a standing committee of non-executive directors with written terms of reference, which are kept under regular review. Reports of each of those committees are included below:

Audit Committee report

The Group Audit Committee is a key element of the Group’s governance framework. This report sets out its responsibilities and the work the Committee has done to meet its objectives.

Role of the Committee

The Committee’s principal oversight responsibilities cover:

• internal control and risk management;

• internal audit;

• external audit (including auditor independence); and

• financial reporting.

The Committee has formal terms of reference set by the Board, which are reviewed regularly.

Membership

The Group Audit Committee is comprised exclusively of independent non-executive directors of the Company, as set out below: Kathleen O’Donovan ACA (Chairman) Keki Dadiseth FCA

James Ross

Lord Turnbull (appointed 1 January 2007)

Full biographical details of the members of the Committee, including their relevant experience, are set out on pages 80 and 81.

The Board has designated Kathleen O’Donovan as its audit committee financial expert for Sarbanes-Oxley Act purposes; she also has recent and relevant financial experience for the purposes of the Code.

Meetings

The Committee met nine times during the year. Additionally, by invitation, the Chairman of the Board, the Group Finance Director, the Group Chief Risk Officer, the Company Secretary, the Group-wide Internal Audit Director, and other senior staff from Internal Audit, Group Risk and Group Compliance where appropriate, as well as the external auditor, attended the majority of the meetings. The Chairman held preparatory meetings with the Group-wide Internal Audit Director, the Group Chief Risk Officer, the external auditor, the Group Finance Director and the Company Secretary before each Committee meeting, with the exception of single-issue meetings. A detailed annual agenda has been developed which ensures all matters for which the Committee is responsible are addressed at the appropriate time of year. The principal business of the Committee’s meetings includes:

• half-year and full-year results, press releases and annual report and accounts;

• accounting policies and key judgemental areas, Group policies for compliance with relevant regulations worldwide, including Sarbanes-Oxley procedures;

• US filings and related external audit opinion;

• external auditor’s interim management letter, external auditor’s full-year memorandum, external audit opinion and final management letter;

• auditor independence, external auditor’s plans and audit strategy, effectiveness of the external audit process, external auditor’s qualifications, expertise and resources, economic service, and recommendations for the appointment/reappointment of the external auditor;

• framework and effectiveness of the Group’s systems of internal control and Turnbull compliance statement; • effectiveness of the Group Risk Framework and half-yearly key risk report;

• internal audit plan and resources, and monitoring of the audit framework and internal audit effectiveness;

• effectiveness of compliance processes and controls, and performance against the Group Compliance Plan; • audit committee effectiveness and terms of reference;

• Group Security annual report, report on anti-money laundering and reporting of allegations from whistleblowers;

• International Financial Reporting Standards (IFRS) and practices;

• Supplementary Financial Reporting under European Embedded Value (EEV); and

• changes in and implementation of Group Accounting Policies in compliance with International Accounting Standards and practices, including the European CFO Forum Principles and Guidance on Embedded Values and IFRS.

During the year, the Committee’s standing agenda items also included reports from Group-wide Internal Audit, Group Risk, Group Compliance, Group Tax and Group Security. In addition, the Committee received presentations from some of the business unit chief executives and members of senior management. The Group Audit Committee Chairman reported to the Board on matters of particular significance after each Committee meeting, and the minutes of Committee meetings were circulated to all Board members.

The Committee recognises the need to meet without the presence of executive management. Such sessions were held in February and July 2006 with the external and internal auditors, and in September 2006 with the internal auditors.

Business unit audit committees

Each business unit has its own audit committee whose members and chairmen are independent of the respective business unit. The chairmen of these committees are approved by the Chairman of the Group Audit Committee, and the committees are attended by business unit senior management including the business units’ chief executives and heads of finance, risk, compliance and internal audit. Business unit audit committees have similar terms

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of reference to the Group Audit Committee, and report significant issues to the Group Audit Committee when they arise. They approve the business unit internal audit plans and oversee the adequacy of internal audit resources, receive presentations from external audit, and meet privately with local external audit and the business unit heads of internal audit.

Internal control and risk management

The Group Audit Committee reviewed the Group’s statement on internal control systems prior to its endorsement by the Board. It also reviewed the policies and processes for identifying, assessing and managing business risks. Throughout the year, the Committee received the minutes of the Disclosure Committee and the Group Operational Risk Committee and noted their activities. Further information on those Committees appears on pages 79 and 55. Pursuant to the requirements of Section 404 of the Sarbanes-Oxley Act, the Group must undertake an annual assessment of the effectiveness of internal control over financial reporting. In common with other companies which must comply with this legislation, this has required the Group to undertake a significant project to document and test its internal controls over financial reporting. The Committee has overseen the progress of this project through regular status reports submitted by management in 2006. During the year, the Group’s external auditor, KPMG Audit Plc, also reported to the Committee on the Company’s progress towards compliance with Section 404. The first annual assessment and related report from the external auditor will be included in the Group’s annual report on Form 20-F, which will be published in the coming months.

Internal audit

The Group Audit Committee regards its relationship with internal audit as a particularly important one. Group-wide Internal Audit plays an important role in supporting the Committee to fulfil its responsibilities under the Code and the Sarbanes-Oxley Act. Each of the Group’s business units has an internal audit team, the heads of which report to the Group-wide Internal Audit Director. Group-wide Internal Audit resources, plans and work are overseen by the Group Audit Committee and by business unit audit committees. Across the Group, total internal audit headcount stands at 118. The Group-wide Internal Audit Director reports functionally to the Committee and for management purposes to the Group Chief Risk Officer.

During the year, the business unit audit committees reviewed and approved internal audit’s plans, resources and the results of its work. Reporting to the Group Audit Committee by Group-wide Internal Audit occurs through formal reports four times during the year and through private meetings, as well as additional regular private meetings between the Chairman of the Committee and the Group-wide Internal Audit Director.

The Committee assesses the effectiveness of the internal audit function through a review carried out by external advisers, and through ongoing dialogue with the Group-wide Internal Audit Director. An external review of internal audit arrangements and standards was also conducted in 2006 to ensure that the activities and resources of internal audit are most effectively organised to support the oversight responsibilities of the Committee. This review, performed by Deloitte, confirmed that the internal audit function complies with the Institute of Internal Auditors’ international standards for the professional practice of internal auditing and is operating effectively.

External audit

The Group Audit Committee has a key oversight role in relation to the external auditor, KPMG Audit Plc, whose primary relationship is with the Committee. The Group’s Auditor Independence Policy ensures that the independence and objectivity of the external auditor is not impaired, and that the Group maintains a sufficient choice of appropriately qualified audit firms. The policy sets out four key principles which underpin the provision of non-audit services by the external auditor, namely that the auditor should not: • audit its own firm’s work; • make management decisions for the Group; • have a mutuality of financial interest with the Group; or • be put in the role of advocate for the Group. The Committee reviewed and updated the policy in December 2005. The Group has a policy that at least once every five years, the Committee undertakes a formal review to assess whether the external audit should be re-tendered. The external audit was last put out to competitive tender in 1999 when the present auditor was appointed. In both 2005 and 2006, the Committee formally considered the need to re-tender the external audit service and concluded that, given the significant changes in accounting and regulatory requirements, the interests of the Company were better served by retaining the existing auditor through a period of transition. In addition, the Committee concluded that there was nothing in the performance of the auditor requiring a change, except a rotation of audit partner, in line with the Auditing Practices Board Ethical Statements and the Sarbanes-Oxley Act, which the Group is effecting following approval of the 2006 Annual Report.

During the year, the Committee assessed the qualification, expertise and resources, effectiveness and independence of the external auditor. In addition to the questioning of the external auditor and the Group Finance Director, which is a regular feature of meetings, the review of the effectiveness of the external audit process was conducted through a questionnaire-based exercise administered by Group-wide Internal Audit, supplemented by interviews with senior finance staff and Committee members. For the year ended 31 December 2006, the Committee approved fees of £10.1 million for audit services and other services supplied by its auditor pursuant to relevant legislation. In addition, the Committee approved other fees of £2.4 million, not related to audit work, and in accordance with the Group’s Auditor Independence Policy, these fees were approved prior to work commencing. These non-audit related fees amounted to 19 per cent of total fees paid to its auditor, KPMG Audit Plc. The Committee reviewed the non-audit services being provided to the Group by its auditor at regular intervals in 2006. These services primarily related to comfort and attestation letters, to assurance services associated with the implementation of Sarbanes-Oxley, to accounting and regulatory requirements, and to corporate finance transactions. Further information is provided in note I4 on page 235.

Financial reporting

The Group Audit Committee reviewed the interim and annual financial statements before their submission to the Board, paying particular attention to critical accounting policies and practices and any changes in them; decisions requiring a major element of judgement; unusual transactions; clarity of disclosures; significant

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audit adjustments; the going concern assumption; compliance with accounting standards; and compliance with obligations under the Code and other applicable laws and regulations.

In addition, the Committee is regularly briefed by senior management on developments in International Financial Reporting Standards.

Confidential reporting

At each meeting, the Committee received and reviewed a report on calls to the confidential reporting line, which is made available to employees to enable them to communicate confidentially on matters of concern, and actions taken in response to these calls. The Committee also considered whether any internal control implications arose from communications received. No internal control implications were raised from calls to the confidential helpline.

Audit committee effectiveness

During the year, the Group Audit Committee undertook a formal review of its own effectiveness and the Committee is satisfied, based on the findings of this review, that it had been operating as an effective audit committee, meeting all applicable legal and regulatory requirements. Further reviews of the effectiveness of the Committee will be undertaken annually.

Remuneration Committee report

Bridget Macaskill (Chairman) Keki Dadiseth FCA

Michael Garrett Roberto Mendoza

Full biographical details of the members of the Remuneration Committee, including their relevant experience, are set out on pages 80 and 81.

The Remuneration Committee is comprised exclusively of independent non-executive directors of the Company. While the Chairman and Group Chief Executive are not members, they attend meetings unless they have a conflict of interest.

The Remuneration Committee normally has scheduled meetings at least three times a year and a number of additional meetings, as required, to review remuneration policy and the application of that policy. The Remuneration Committee determines the remuneration packages of the Chairman and executive directors, and monitors the level and structure of remuneration for a defined population of senior management as determined by the Board. The Committee agreed principles for the level and structure of remuneration for this population. During 2006, a total of nine meetings were held. In framing its remuneration policy, the Committee has given full consideration to the provisions of Schedule A to the Code. The directors’ remuneration report prepared by the Board is set out in full on pages 83 to 95. In preparing the report, the Board has followed the provisions of the Code, the Listing Rules of the Financial Services Authority, and the Companies Act 1985 as amended from time to time, in particular by The Directors’ Remuneration Report Regulations 2002.

Except in relation to the remuneration of the Group Chief

Executive, when only the Chairman is consulted, the Remuneration Committee consults the Chairman and the Group Chief Executive about the Committee’s proposals relating to the remuneration of all executive directors. The Committee has access to professional advice inside and outside the Company.

Nomination Committee report

Sir David Clementi FCA MBA (Chairman) Bridget Macaskill James Ross

The Nomination Committee is comprised exclusively of independent non-executive directors and the Chairman. The Group Chief Executive is also closely involved in the work of the Committee and is invited to attend and contribute to meetings of the Committee. The Committee meets as required to consider candidates for appointment to the Board and to make recommendations to the Board in respect of those candidates. The Committee, in consultation with the Board, evaluates the balance of skills, knowledge and experience on the Board and makes recommendations regarding appointments based on merit and against objective criteria and the requirements of the Group’s business. In appropriate cases, search consultants are used to identify suitable candidates.

During 2006, the Committee held four meetings resulting in the appointment by the Board of Lord Turnbull as a non-executive director on 18 May 2006, and Barry Stowe as an executive director on 1 November 2006. Full biographical details of these new directors are set out on pages 80 and 81.

During the year, the Nomination Committee continued the search for additional non-executive directors and employed professional search consultants to oversee the initial process. This process is ongoing.

Board Committees – terms of reference

The full terms of reference of the Group Audit, Remuneration and Nomination Committees are available on the Company’s website at www.prudential.co.uk/prudential-plc/aboutpru/ corporategovernance/boardcommittees/ Hard copies may be obtained upon written request to the Company Secretary at the Company’s registered office.

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Attendance at Board and Committee meetings

The number of full Board and Committee meetings attended by each director during 2006 was as follows:

	Full Board Meetings*	Audit Committee Meetings**	Remuneration Committee Meetings***	Nomination Committee Meetings
No. of meetings in year	11	9	9	4
Sir David Clementi	11 (11)	n/a	n/a	4 (4)
Philip Broadley	11 (11)	n/a	n/a	n/a
Keki Dadiseth[1]	9 (11)	3 (9)	8 (9)	n/a
Michael Garrett[2]	10 (11)	n/a	9 (9)	n/a
Bridget Macaskill[3]	9 (11)	n/a	9 (9)	4 (4)
Clark Manning[4]	10 (11)	n/a	n/a	n/a
Michael McLintock[5]	9 (11)	n/a	n/a	n/a
Roberto Mendoza	11 (11)	n/a	9 (9)	n/a
Mark Norbom[6]	8 (11)	n/a	n/a	n/a
Kathleen O'Donovan[7]	10 (11)	9 (9)	n/a	n/a
Nick Prettejohn	11 (11)	n/a	n/a	n/a
James Ross	11 (11)	9 (9)	n/a	4 (4)
Rob Rowley[8]	6 (6)	4 (4)	n/a	2 (2)
Barry Stowe[9]	2 (2)	n/a	n/a	n/a
Mark Tucker	11 (11)	n/a	n/a	n/a
Lord Turnbull[10]	5 (5)	n/a	n/a	n/a

Figures in brackets indicate the maximum number of meetings which the individual could have attended in the period in which she/he was a Board or Committee member.

*During 2006 there were nine scheduled Board meetings and two additional Board meetings.

**During 2006 there were eight scheduled Audit Committee meetings and one additional meeting.

***During 2006 there were three scheduled Remuneration Committee meetings and six additional meetings.

1. Unable to attend two scheduled Board meetings and certain Audit and Remuneration Committee meetings due to illness and serious illness of a member of his immediate family.

2. Unable to attend one scheduled Board meeting due to a family bereavement.

3. Unable to attend one scheduled and one additional Board meeting held on consecutive days due to a family bereavement.

4. Attended all scheduled meetings, but was unable to attend one of the additional Board meetings due to a prior commitment.

5. Unable to attend one scheduled and one additional Board meeting due to illness.

6. Ceased to be a director on 14 December 2006 but not required to attend Board or Board Committee meetings on or after 21 September 2006. In addition, was unable to attend one earlier additional meeting due to a prior commitment.

7. Unable to attend one scheduled Board meeting due to a long-standing prior commitment.

8. Ceased to be a director on 18 May 2006.

9. Appointed as a director on 1 November 2006.

10. Appointed as a director on 18 May 2006.

Independent professional advice

The Board has approved a procedure whereby directors have the right in furtherance of their duties to seek independent professional advice at the Company's expense.

Copies of any instructions and advice given by an independent professional adviser to a director are supplied by the director to the Company Secretary who will, where appropriate, circulate to other directors sufficient information to ensure that other members of the Board are kept informed on issues arising which affect the Company or any of its subsidiaries.

Directors' independence, development and re-election

The Chairman was independent on appointment. Throughout the year all non-executive directors were considered by the Board to be independent in character and judgement. No non-executive director:

- has been an employee of the Group within the last five years;
- has, or has had within the last three years, a material business relationship with the Group;
- receives remuneration from the Group other than a director's fee;
- has close family ties with any of the Group's advisers, directors or senior employees;
- represents a significant shareholder; or
- has served on the Board for more than nine years.

During the year to 28 February 2006, cross-directorships existed with Roberto Mendoza and Philip Broadley who both sat on the boards of Egg plc and Egg Banking plc (Egg), the Company's subsidiaries. Egg plc had its own listing on the London Stock Exchange until 20 February 2006. The Board does not consider that this relationship in any way affected Mr Mendoza's status as an independent director of the Company, as both Mr Broadley and Mr Mendoza disclosed their interests as director and Chairman of Egg respectively where appropriate. Egg plc became a wholly-owned subsidiary of the Company on 16 May 2006, and on 29 January 2007 the Company announced that it had entered into a binding agreement to sell Egg Banking plc.

During the year, Keki Dadiseth was appointed as a non-executive director of ICICI Prudential Life Insurance Company Limited, an Indian company which is owned 26 per cent by Prudential, and of Prudential ICICI Trust Limited, an Indian company which is owned 49 per cent by Prudential. The Board does not consider that these appointments in any way affect Mr Dadiseth's status as an independent director of Prudential.

The Group is one of the UK's largest institutional investors and the Board does not believe that this situation compromises the independence of those non-executive directors who are also on the boards of companies in which the Group has a shareholding. The Board also believes that such shareholdings should not preclude the Company from having the most appropriate and highest calibre non-executive directors.

The term for which a non-executive director is appointed is usually an initial three-year term, following their election by shareholders at the first Annual General Meeting after their appointment. Their appointment is reviewed towards the end of this period against performance and the requirements of the Group's businesses. The terms and conditions of appointment of non-executive directors are available for inspection at the Company's registered office during normal business hours and at the Annual General Meeting. All directors are required to submit themselves for election at the first Annual General Meeting following their appointment by the Board, and for re-election at subsequent Annual General Meetings at least every three years, and also when reaching the age of 70.

The Company Secretary supports the Chairman in providing tailored induction programmes for new directors and on-going training for all directors. On appointment, all directors embark upon a wide-ranging induction programme covering, amongst

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other things, the principal bases of accounting for the Group’s results, the role of the audit committee and the ambit of the internal audit function. In addition, they receive detailed briefings on the Group’s principal businesses, its product range, the markets in which it operates and the overall competitive environment. Other areas addressed include legal issues affecting directors of financial services companies, the Group’s governance arrangements, its investor relations programme, as well as its remuneration policies.

A programme of on-going professional development was undertaken for all directors in 2006, which covered a number of sector-specific and business issues as well as legal, accounting and regulatory changes and developments. A cornerstone of the programme was a series of presentations made to the Board by the Jackson and PPM America management teams on the US businesses and future market opportunities, during the Board visit to Chicago and Lansing, Michigan, in June 2006. A further series of presentations was also given to the Board in November 2006 on the Egg business, when the Board visited Egg’s offices in Derby. Throughout their period in office, directors are continually updated on the Group’s businesses and the regulatory and industry-specific environments in which they operate. These updates can be in the form of written reports to the Board or meetings with senior executives and, where appropriate, external sources. Directors are also advised on appointment of their legal and other duties and obligations as a director of a UK-listed company both in writing and in face-to-face meetings with the Company Secretary.

Performance evaluation

An evaluation was carried out of the performance of the Board and its Committees for the year 2006, in line with the requirements of the Code. The aim was to improve the effectiveness of the Board and its Committees and the Group’s performance.

The evaluation of the Board as a whole and of the Chairman was carried out by an independent consultant, following a briefing by the Chairman and the Senior Independent Director. Interviews were conducted with each Board member and the Company Secretary by the independent consultant. The interview questions were based on the Code and sought views on the effectiveness of the Board as a whole, the Chairman’s performance, and processes for making specific decisions during the year. The independent consultant prepared its report based on the interviews with directors. The overall results of the evaluation were presented to and reviewed by the Board in February 2007. The Board considered the report of the independent consultant and, without the Chairman present, met under the chairmanship of the Senior Independent Director to review the performance of the Chairman. In addition, the performance of the non-executive directors and the Group Chief Executive was evaluated by the Chairman in individual meetings. The Group Chief Executive individually appraised the performance of each of the executive directors.

Relations with shareholders

As a major institutional investor, the Company is acutely aware of the importance of maintaining good relations with its shareholders. The Company regularly holds discussions with major shareholders and a programme of meetings took place during 2006. Board members also regularly receive copies of the latest analysts’ and brokers’ reports on the Company and the sector, to further develop their knowledge and understanding of external views about the Company. The Chairman and some of the non-executive directors provided feedback to the Board on issues raised with them by major shareholders. Should major shareholders wish to meet newly appointed directors they are welcome to do so.

Annual General Meeting

The Annual General Meeting will be held in the Churchill Auditorium at The Queen Elizabeth II Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 17 May 2007 at 11.00am. The Company believes the Annual General Meeting is an important forum for both institutional and private shareholders and encourages attendance by all its shareholders. At its Annual General Meeting in 2006, the Company introduced voting on a poll on all resolutions, and the voting results, which included all votes cast for and against each resolution at the meeting, and all proxies lodged prior to the meeting, were indicated at the meeting and published on the Company’s website as soon as practicable after the meeting. The Company also disclosed the number of votes withheld at the meeting and on its website. This practice provides shareholders present with sufficient information regarding the level of support and opposition to each resolution, and ensures all votes cast either at the meeting or through proxies are included in the result. As with last year’s meeting, shareholders will again be given the opportunity to put questions to the Board on matters relating to the Group’s operation and performance.

Major shareholders

The number of accounts on the share register at 31 December 2006 was 79,881 (2005: 60,942). Further information about shareholdings in the Company is given on page 282. As at 14 March 2007, the Company had received notification in accordance with Rule 5.1.2 R of the UK Listing Authority’s Disclosure and Transparency Rules from Legal & General Investment Management Limited and Barclays PLC of holdings of 4.50 per cent and 3.02 per cent respectively of the Company’s ordinary share capital at the time of notification.

The shareholder information section on pages 282 and 283 details further information that may be of interest to shareholders.

Authority to purchase own shares

At the Annual General Meeting in 2006, shareholders granted authority to the directors for the purchase by the Company of its own shares in accordance with the relevant provisions of the Companies Act 1985. This authority will expire at the end of the Annual General Meeting to be held in 2007 or 18 months from the date granted, whichever is earlier.

Shares issued under authority to disapply pre-emption rights

Details of shares issued during 2006 and 2005 are given in note H11 on page 211. Shares issued in 2004 disapplying pre-emption rights amounted to 567,121, which were issued under the Group’s share option schemes. The total of shares issued disapplying pre-emption rights amounted to less than 7.5 per cent over the last three years.

Financial reporting

The directors have a duty to report to shareholders on the performance and financial position of the Group and are responsible

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for preparing the financial statements on pages 99 to 249 and the supplementary information on pages 252 to 280. It is the responsibility of the auditor to form independent opinions, based on its audit of the financial statements and of the EEV basis supplementary information, and to report its opinions to the Company’s shareholders and to the Company respectively. Its opinions are given on pages 251 and 281.

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group. The criteria applied in the preparation of the financial statements are set out in the statement of directors’ responsibilities on page 250.

After making appropriate enquiries, the directors consider that the Group has adequate resources to continue its operations for the forseeable future. The directors therefore continue to use the going concern basis in preparing the financial statements.

Disclosure of information to auditor

The directors who held office at the date of approval of this directors’ report confirm that, so far as they are each aware, there is no relevant audit information of which the Company’s auditor is unaware; and each director has taken all the steps that he or she ought to have taken as a director to make himself or herself aware of any relevant audit information and to establish that the Company’s auditor is aware of that information.

Auditor

A resolution for the re-appointment of KPMG Audit Plc as auditor of the Company until the end of the 2008 Annual General Meeting will be put to the Annual General Meeting on 17 May 2007.

Risk management and internal control

The Board has overall responsibility for the Group’s system of internal control, and for reviewing its effectiveness. All business units are required to confirm annually that they have undertaken risk management during the year as required by the Group Risk Framework, and that they have reviewed the effectiveness of the systems of internal control. The results of this review are reported to and reviewed by the Group Audit Committee and the Board, and it was confirmed that effective processes of internal control and risk management as required by the Group Risk Framework were in place throughout the period covered by this report, and that they complied with the revised guidance on the Combined Code issued in October 2005 (the Turnbull guidance). Business unit internal audit teams execute risk-based audit plans throughout the Group, from which all significant issues are reported to the Group Audit Committee as they arise. The procedures for the management of risk and the systems of internal control operated by the Group are described in more detail within the risk management section on pages 54 to 66.

In line with the guidance on the Combined Code, the certification provided above does not apply to certain material joint ventures where the Group does not exercise full management control. In these cases, the Group satisfies itself on the adequacy of the policies adopted and their operation through the year by its representation in the joint ventures’ boards. In line with the Group Risk Framework and as set out within the section on risk governance on pages 54 to 57, the management of the relevant business unit discusses material issues and risks and includes them, where appropriate, in the regular risk reports to the Group.

US corporate governance compliance

The Sarbanes-Oxley Act 2002 (the Act) was passed by the US Congress in July 2002 to establish new or enhanced standards for corporate accountability in the US. As a result of the listing of its securities on the New York Stock Exchange, the Company is required to comply with the relevant provisions of the Act as they apply to foreign private issuers, and has adopted procedures to ensure this is the case.

In particular, in relation to Section 302 of the Act, which covers disclosure controls and procedures, a Disclosure Committee has been established reporting to the Group Chief Executive, chaired by the Group Finance Director and comprising members of senior management. The objectives of this Committee are to:

• assist the Group Chief Executive and the Group Finance Director in designing, implementing and periodically evaluating the Company’s disclosure controls and procedures;

• monitor compliance with the Company’s disclosure controls and procedures;

• review and provide advice to the Group Chief Executive and Group Finance Director with regard to the scope and content of all public disclosures made by the Company which are of material significance to the market or investors; and

• review and consider, and where applicable follow up on, matters raised by other components of the disclosure process, including matters to be raised with the Group Audit Committee, the internal auditor or the external auditor of the Company’s internal controls to the extent they are relevant to the disclosure process. In discharging these objectives, the Committee helps to support the certifications by the Group Chief Executive and the Group Finance Director of the effectiveness of disclosure procedures and controls required by Section 302 of the Act.

The provisions of Section 404 of the Act require the Company’s management to report on the effectiveness of internal control over financial reporting in its annual report on Form 20-F, which is filed with the US Securities and Exchange Commission. This report on the effectiveness of internal control is required for the first time in respect of the year ended 31 December 2006, and in common with other companies which have to comply with this requirement, the Group has undertaken a significant project to document and test its internal controls over financial reporting in the format required by the Act. The first annual assessment and related report from the external auditor will be included in the Group’s annual report on Form 20-F that will be published in the coming months. In addition, the Disclosure Committee has regard to the UK Listing Regime, and evaluates whether or not a particular matter requires disclosure to the market.

On behalf of the Board of directors

Philip Broadley

Philip Broadley

Group Finance Director 14 March 2007

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Board of directors    Board of directors        Chairman Executive directors

1 2 3 4 5 6 7            1. Sir David Clementi FCA MBA        Chairman and Chairman of the Nomination Committee

Sir David Clementi has been Chairman of Prudential since December 2002. In 2005, he was appointed as President of the Investment Property Forum. In 2003, he joined the Financial Services Authority’s Financial Capability Steering Group, and was appointed by the Secretary of State for Constitutional Affairs to carry out a review of the regulation of legal services in England and Wales, which was completed in 2004. In 2003, he also joined the Financial Reporting Council, and became a non-executive director of Rio Tinto plc. He is also a board member of the Royal Opera House. From 1997 to 2002 he was Deputy Governor of the Bank of England. During this time, he served as a member of the Monetary Policy Committee and as a non-executive director of the Financial Services Authority. From 1975 to 1997 he worked for the Kleinwort Benson Group, latterly as Chief Executive.

2. Mark Tucker ACA        Group Chief Executive

Mark Tucker was re-appointed as an executive director in May 2005, when he also became Group Chief Executive. From May 2004 to March 2005 he was Group Finance Director, HBOS plc and director of Halifax plc. Previously, he was an executive director of Prudential from 1999 to 2003, and from 1993 to 2003 he was Chief Executive of Prudential Corporation Asia, and also held senior positions in Prudential’s businesses in the UK and the US. He first joined Prudential in 1986, having previously been a tax consultant at PriceWaterhouse UK in London.

3. Philip Broadley FCA        Group Finance Director

Philip Broadley has been an executive director of Prudential and Group Finance Director since May 2000. He is currently Chairman of the 100 Group of Finance Directors and a member of the Insurance Advisory Group of the International Accounting Standards Board. He is also President of the Przezornosc Charitable Foundation, which has been established in Poland in recognition of former policyholders with whom the Company lost contact. Previously, he was with the UK firm of Arthur Andersen, where he became a partner in 1993.

4. Clark Manning FSA MAAA        Executive director

Clark Manning has been an executive director of Prudential since January 2002. He is also President and Chief Executive Officer of Jackson National Life Insurance Company. He was previously Chief Operating Officer, Senior Vice President and Chief Actuary of Jackson National Life Insurance Company, which he joined in 1995. Prior to that, he was Senior Vice President and Chief Actuary for SunAmerica Inc, and prior to that Consulting Actuary at Milliman & Robertson Inc. He has more than 25 years’ experience in the life insurance industry, and holds both a bachelor’s degree in actuarial science and an MBA from the University of Texas. He also holds professional designations of Fellow of the Society of Actuaries (FSA) and Member of the American Academy of Actuaries (MAAA).

5. Michael McLintock        Executive director

Michael McLintock has been an executive director of Prudential since September 2000. He is also Chief Executive of M&G, a position he held at the time of M&G’s acquisition by Prudential in 1999. He joined M&G in 1992. He is also a non-executive director of Close Brothers Group plc.

6. Nick Prettejohn        Executive director

Nick Prettejohn has been an executive director of Prudential and Chief Executive, Prudential UK and Europe since 1 January 2006. He is also a board member of the ABI, Deputy Chairman of the Financial Services Practitioner Panel, and a board member of the Royal Opera House. Previously, he was Chief Executive of Lloyd’s of London from 1999 until 2005. He joined the Corporation of Lloyd’s in 1995 as Head of Strategy, and played a key role in the Reconstruction and Renewal process, which reorganised Lloyd’s after the losses of the late 1980s and early 1990s. Following the successful completion of the reorganisation in 1996, he became Managing Director of Lloyd’s Business Development Unit and in 1998 he also assumed responsibility for Lloyd’s North America business unit. Prior to his appointment to Lloyd’s, he was responsible for corporate strategy at National Freight Corporation plc, and prior to that he was a partner at management consultants Bain and Co and a director of private equity company Apax Partners.

7. Barry Stowe        Executive director

Barry Stowe has been an executive director of Prudential since 1 November 2006, and Chief Executive, Prudential Corporation Asia since

9 October 2006. Previously, he was President, Accident & Health Worldwide for AIG Life Companies. He joined AIG in 1995, and prior to that was President and CEO of NISUS, a subsidiary of Pan-American Life, from 1992-1995. Prior to NISUS, Barry spent 12 years at Willis Corroon in the US.

8. Keki Dadiseth FCA        Independent non-executive director and member of the Audit and Remuneration Committee

Keki Dadiseth has been an independent non-executive director of Prudential since April 2005. During 2006, he was appointed as a non-executive director of ICICI Prudential Life Assurance Company Limited and Prudential ICICI Trust Limited. He is also a member of the Advisory Board of Marsh & McLennan Companies Inc. and an International Advisor to Goldman Sachs. In addition, he is a director of Nicholas Piramal Limited, Siemens Limited, Britannia Industries Limited and The Indian Hotels Company Limited, all quoted on the Bombay Stock Exchange. He is also a director of the Indian School of Business and acts as a trustee of a number of Indian charities. Before he retired from Unilever in 2005, he was Director, Home and Personal Care, responsible for the HPC business of Unilever worldwide, a Board member of Unilever

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Board of directors

Non-executive directors

8 9 10 11    12 13 14

PLC and Unilever N.V. and a member of Unilever’s Executive Committee. He joined Hindustan Lever Ltd in India in 1973.

9. Michael Garrett

Independent non-executive director and member of the Remuneration Committee

Michael Garrett has been an independent non-executive director of Prudential since September 2004. He worked for Nestlé from 1961, becoming Head of Japan (1990—1993), and then Zone Director and Member of the Executive Board, responsible for Asia and Oceania, and in 1996 his responsibilities were expanded to include Africa and the Middle East. He retired as Executive Vice President of Nestlé in 2005. In addition, he served the Government of Australia as Chairman of the Food Industry Council and as a Member of the Industry Council of Australia, and was also member of the Advisory Committee for an APEC (Asia-Pacific Economic Cooperation) Food System, a Member of The Turkish Prime Minister’s Advisory Group and the WTO (World Trade Organization) Business Advisory Council in Switzerland. He remains a director of Nestlé companies in India and Japan, and was appointed Chairman of the Evian Group in 2001, a think tank and forum for dialogue promoting free trade. He also serves as a non-executive director on the Boards of the Bobst Group Switzerland and Hasbro Inc. in the US, and is a member of the Finance and Performance Review Committee of The Prince of Wales International Business Leaders Forum (IBLF).

10. Bridget Macaskill

Independent non-executive director, Chairman of the Remuneration Committee and member of the Nomination Committee

Bridget Macaskill has been an independent non-executive director of Prudential since September 2003. She rejoined the Board of Prudential having previously resigned due to a potential conflict of interest in 2001. She has been a member of the Remuneration Committee since 2003 and became Chairman of the Remuneration Committee on 18 May 2006. She is a non-executive director of the Federal National Mortgage Association (Fannie Mae), and from 1 April 2007 she will also serve as a non-executive director on the board of Scottish & Newcastle PLC. She was previously a non-executive director of J Sainsbury Plc. Prior to that she spent 18 years at OppenheimerFunds Inc, a major New York based investment management company, the final 10 years of which she was Chief Executive Officer.

11. Roberto Mendoza

Independent non-executive director and member of the Remuneration Committee

Roberto Mendoza has been an independent non-executive director of Prudential since May 2000. He served as Chairman of the Remuneration Committee from 2002 until 18 May 2006. He is also Chairman of the Trinsum Group, and a non-executive director of Western Union Inc and of Paris Re. Previously, he was the non-executive Chairman of Egg plc and a non-executive director of The BOC Group plc, and prior to that he was Vice Chairman and director of JP Morgan & Co. Inc., a non-executive director of Reuters Group PLC, and a managing director of Goldman Sachs.

12. Kathleen O’Donovan ACA

Independent non-executive director and Chairman of the Audit Committee

Kathleen O’Donovan has been an independent non-executive director of Prudential since May 2003. She has been a member of the Audit Committee since 2003 and became Chairman of the Audit Committee on 18 May 2006. She is a non-executive director and Chairman of the Audit Committee of Great Portland Estates PLC and a non-executive director of ARM Holdings plc. She is also Chairman of the Invensys Pension Scheme. Previously, she was a non-executive director and Chairman of the Audit Committees of the EMI Group plc and the Court of the Bank of England, and a non-executive director of

O2 plc. Prior to that, she was Chief Financial Officer of BTR and Invensys, and before that she was a partner at Ernst & Young.

13. James Ross

Senior independent non-executive director and member of the Audit and Nomination Committee

James Ross has been an independent non-executive director since May 2004 and the Senior Independent Director since May 2006. He holds non-executive directorships with McGraw Hill and Datacard in the United States and Schneider Electric in France. He is also Chairman of the Leadership Foundation for Higher Education. He was previously Chairman of National Grid plc and Littlewoods plc.

He was also Chief Executive of Cable and Wireless plc and Chairman and Chief Executive of BP America Inc., and a Managing Director of the British Petroleum Company plc.

14. Lord Turnbull KCB CVO

Independent non-executive director and member of the Audit Committee

Lord Turnbull has been an independent non-executive director of Prudential since 18 May 2006, and a member of the Audit Committee since 1 January 2007. He entered the House of Lords as a Life Peer in 2005. In 2002 he became Secretary of the Cabinet and Head of the Home Civil Service until he retired in 2005. Prior to that, he held a number of positions in the civil service, including Permanent Secretary at HM Treasury; Permanent Secretary at the Department of the Environment (later Environment, Transport and the Regions); Private Secretary (Economics) to the Prime Minister; and Principal Private Secretary to Margaret Thatcher and then John Major. He joined HM Treasury in 1970. Lord Turnbull is a non-executive director of Frontier Economics Ltd, The British Land Company PLC and the Arup Group. He also works part-time as a Senior Adviser to the London partners of Booz Allen Hamilton (UK).

Prudential plc Annual Report 2006 81

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83 Directors’ remuneration report

82 Prudential plc Annual Report 2006

Other report to shareholders

Directors’ remuneration report

Directors’ remuneration report

For year ended 31 December 2006

Dear Shareholders,

I am pleased to present the 2006 directors’ remuneration report for Prudential. Last year, following an extensive period of consultation, we launched two new Long Term Incentive Plans, which over 95 per cent of you approved. These plans are now a key part of Prudential’s remuneration policy.

The primary focus of our remuneration policy is to attract, motivate and retain executives of the highest calibre and provide rewards, in relation to individual contributions, for enhancing shareholder value. The comprehensive review of remuneration which we undertook last year reaffirmed a strong set of remuneration principles:

• a high proportion of total remuneration will be delivered through performance-related reward;

• the total remuneration package for each executive director will be set in relation to the relevant local employment market;

• a significant element of performance-related reward will be provided in the form of shares;

• performance for business unit executives will be measured at both a business unit and Group level; and

• performance measures will include both absolute financial measures and comparative measures as appropriate, to provide a clear alignment between the creation of shareholder value and reward.

These principles will continue to provide a solid basis for the Remuneration Committee in setting the remuneration policy and the rewards for Prudential’s executive directors.

The members of the Remuneration Committee during 2006, listed below, are all independent non-executive directors: Bridget Macaskill (Chairman – member throughout 2006, Chairman since 18 May 2006).

Roberto Mendoza (member throughout 2006, Chairman until

18	May 2006).

Keki Dadiseth Michael Garrett

During last year, the Committee sought the views and assistance of Priscilla Vaccasin, Group Human Resources Director. The Committee also requested the assistance of Deloitte & Touche in their capacity to provide consultancy and market data, Towers Perrin and McLagan in their capacity to provide market data, and Freshfields Bruckhaus Deringer and Slaughter and May in their capacity to provide advice on legal matters.

During last year, the Committee focused on consulting with investors leading up to the Annual General Meeting and, in the latter part of the year, on ensuring the remuneration principles were operated in practice.

This year, the Committee will continue to keep the remuneration policy under review to ensure it is effectively aligned with the performance and development of Prudential’s business. The Committee will consult with major shareholders before making any material changes. I am confident the Committee’s approach aligns with shareholder interests, as well as rewarding Prudential’s executive directors appropriately for their performance.

Bridget Macaskill

Bridget Macaskill

Chairman, Remuneration Committee 14 March 2007

The terms of reference of the Remuneration Committee are available on the Company’s website and a copy may be obtained from the Company Secretary.

Prudential plc Annual Report 2006 83

Other report to shareholders
Directors' remuneration report

Directors' remuneration report continued

For year ended 31 December 2006

Compliance with the Directors' Remuneration Regulations

This report has been approved by the Board and, as required by The Directors' Remuneration Report Regulations 2002 (the Regulations), a resolution will be put to shareholders at the Annual General Meeting inviting them to consider and approve it. This report complies with the requirements of the Regulations and KPMG Audit Plc have audited the sections contained on pages 89 to 95, as required by the Companies Act 1985.

Compliance with the Combined Code

During the year, the Company has complied with Schedule A and Schedule B and the provisions relating to the Principles of Good Governance and Code of Best Practice of the Combined Code then in force regarding directors' remuneration.

Remuneration policy

To achieve the aims of the Company's remuneration policy, Prudential must continue to use remuneration practices relevant to the different markets in which the Company does business around the world. The Remuneration Committee considers remuneration within the context of the UK's regulatory framework and shareholder views, and is guided by UK corporate governance standards.

Elements of remuneration

Total remuneration for our executive directors is comprised of the elements set out below.

Element	Purpose	Measure
Salary	Provides the guaranteed element of pay necessary to recruit and retain the best people for our business	Scope of role and market position, as well as individual's contribution and experience
Annual bonus	Rewards achievement of business results and objectives which develop the business	Group, business unit and individual performance
Long term incentive	Rewards superior performance related to shareholder value	Group – relative TSR performance against peer group Business – internal growth measures
Pension	Provides income in retirement, where needed for the remuneration package to be competitive	

Total remuneration levels for executive directors are set by reference to levels in their relevant markets and all pay data is externally provided. Prudential's remuneration structure for 2007 is summarised in the following table.

					Long Term Incentives	
			Annual Bonus Plan		Group Performance Share Plan	Business Unit Performance Plan
Director	Role	Annual salary from 1 January 2007	Target	Max	Max	Max
Philip Broadley	Group Finance Director	£567,100	50%	110%	160%	n/a
Clark Manning[1]	President & CEO Jackson National Life Insurance Company	$1,000,000	100%	120%	230%	230%
Michael McLintock[2]	Chief Executive M&G	£320,000	300%[2]	500%[2]	100%[2]	Cash LTIP[2]
Nick Prettejohn	Chief Executive Prudential UK & Europe	£615,250	50%	110%	130%	130%
Barry Stowe	Chief Executive Prudential Corporation Asia	£500,000	50%	110%	130%	130%
Mark Tucker	Group Chief Executive	£907,200	75%	125%	200%	n/a

Annual Bonus Plan – Performance driven, paid in cash up to target, with payment for performance above target in the form of deferred shares. Bonuses are based on a combination of Group and Business unit financial measures, and the individual strategic objectives set for each director.

Group Performance Share Plan – Share-based plan, driven by Total Shareholder Return (TSR) out-performance of an index comprised of peer companies over three years.

Business Unit Performance Plan – Share and cash-based plan (split 50/50), driven by compound annual growth in Shareholder Capital Value (SCV) over three years with stretch targets for each region.

Notes

1. Clark Manning is also eligible to receive an annual bonus which provides for a percentage share of a bonus pool based on the profits of Jackson National Life Insurance Company (Jackson). He is additionally eligible to participate in a US tax qualified all-employee profit sharing plan.

2. The annual bonus plan levels shown for Michael McLintock are for 2006. His remuneration arrangements will be reviewed with investors in 2007 (see section on Michael McLintock on page 86).

All outstanding long-term awards held by the executive directors are detailed on pages 90 to 92.

84 Prudential plc Annual Report 2006

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Directors' remuneration report

Salary

The Remuneration Committee normally reviews executive directors' salaries each year on an individual basis. Salaries are reviewed with respect to the relevant market, taking into account total remuneration.

Annual incentive plans

The annual incentive for executive directors is aligned with the interests of shareholders in that any part of the annual incentive award made for performance above target will be made in the form of a share award. Receipt of these shares is deferred and the shares are normally only released after three years. Dividends accumulate for the benefit of award holders during the deferral period. Bonuses awarded are not pensionable.

Annual incentives are based on a combination of Group and business unit financial measures and the individual strategic objectives set for each individual director.

Long-term incentive plans

Group Performance Share Plan (Group PSP)

This Group PSP delivers shares subject to performance over a three-year period. The performance measure for the award is Prudential's Total Shareholder Return (TSR) performance compared to an index comprised of peer companies. The vesting schedule is set out in the following table and graph.

Prudential's TSR relative to the index at the end of the performance period	Percentage of award that vests
Less than index return	0%
Index return	25%
Index return x 110%	75%
Index return x 120%	100%

Group Performance Share Plan
Percentage of award that vests


100
75
50
25
0
100%
110%
120%
Extent to which TSR of Prudential exceeds TSR of the index

Companies in the index for 2006 were: Aegon, Allianz, Aviva, Axa, Friends Provident, Generali, ING, Legal & General, Manulife and Old Mutual.

For 2007, the comparator group consists of the same companies with the addition of Standard Life.

To ensure close alignment with our shareholders' long-term interests, participants will normally be entitled to receive the value of reinvested dividends over the performance period for those shares that vest.

The Remuneration Committee must also be satisfied that the quality of the underlying financial performance justifies the level of award delivered at the end of the performance period and may adjust awards accordingly at its discretion.

Business Unit Performance Share Plan (BUPP)

This plan delivers share and cash-based awards, subject to a three-year performance period. The performance measure under the BUPP is Shareholder Capital Value (SCV) which is shareholders' capital and reserves on a European Embedded Value (EEV) basis (using the European Embedded Value Principles for reporting adopted by European insurance companies) for each regional business unit. Payouts depend on the increase in SCV over the performance period, the required growth rates under the award being different for each of Prudential's geographic regions. The vesting schedules are set out in the table below.

	Compound annual growth in Shareholder Capital Value over three years		
Percentage of award that vests	UK	Jackson	Asia
0%	< 8%	< 8%	< 15%
30%	8%	8%	15%
75%	11%	10%	22.5%
100%	14%	12%	30%

Business Unit Performance Plan
Percentage of award that vests


100
75
30
0
0%
Threshold
Maximum
Compound annual growth in Shareholder Capital Value over three years

To ensure close alignment with our shareholders' long-term interests, participants will normally be entitled to receive the value of reinvested dividends over the performance period for those shares that vest.

The Remuneration Committee must also be satisfied that the quality of the underlying financial performance justifies the level of award delivered at the end of the performance period and may adjust awards accordingly at its discretion.

Prudential plc Annual Report 2006 85

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Directors' remuneration report continued

For year ended 31 December 2006

Michael McLintock

In 2006, Michael McLintock participated in the M&G Chief Executive Long-Term Incentive Plan that provides a cash reward through phantom M&G share awards and options, whose value depends on the profit and fund performance of M&G over the performance period. The change in the phantom share price equals the change in M&G profit, modified up or down by the investment performance of M&G over the performance period. For 2006 the face value of the share award was £225,000. For 2006 the phantom option award had a face value of £367,800. Provided the phantom share options have value, they may be exercised in part or in full during annual exercise periods after three to seven years from the start of the performance period.

The Committee has reviewed Michael McLintock's remuneration against the arrangements in the fund management industry and as a result, during 2007, we will be consulting with our investors regarding his long-term incentives and his remuneration structure for 2007. Any resulting changes will be reported in the 2007 directors' remuneration report.

Pensions arrangements

It is the Company's policy to provide efficient pension vehicles to allow executive directors to save for their retirement and to make appropriate contributions to their retirement savings plans. The level of Company contribution is related to competitive practice in the executive directors' employment market.

The executive director employed in the US is eligible to participate in a 401K approved pension scheme on the same basis as all other US based employees. The executive director employed in Asia is eligible to receive a 25 per cent salary supplement for pension purposes.

UK executive directors are offered a combination of HM Revenue and Customs (HMRC) approved pension schemes and supplementary provision. Participation in the HMRC approved pension schemes is on the same basis as other employees who joined at the same date, with benefits based on basic salary up to the HMRC earnings cap. For defined benefit schemes, the policy is to retain a notional scheme earnings cap, replicating the HMRC earnings cap, which no longer exists after 6 April 2006 (A-Day). No employees with employment offers after 30 June 2003 were eligible for membership of the defined benefit schemes.

Changes to UK pensions regulations took effect from A-Day. Executive directors were not compensated for the effects of any change in their taxation position as a result of these changes. The Company reviewed its policy in 2006 and for future UK executive director appointments, its policy is to provide a simple salary supplement of 25 per cent of salary. This will include, where relevant, any Company contributions to the staff defined contribution pension plan, which UK executive directors would be eligible to join. This plan has no salary cap. After A-Day, the policy is to discontinue further contributions to Funded Unapproved Retirement Benefit Schemes (FURBS) which were provided for some UK executive directors before this date.

The application of this policy to executive directors is described on pages 94 and 95.

Shareholding guidelines

Executive directors should hold a substantial number of shares according to the following schedule. The executive directors will be encouraged to build up their shareholding over a five-year period.

Group Chief Executive and Chief Executive M&G:
2 x salary (interim target of 1 x salary after three years)

Other executive directors:
1 x salary

Shares earned and deferred under the annual incentive plan are included in the guideline.

At least half the shares released from long-term incentive awards after tax should be retained by the executive director until the guideline is met.

Service contracts

Chairman's letter of appointment and benefits

The Chairman, Sir David Clementi, is paid an annual fee and the contractual notice periods are 12 months from either party. The Chairman participates in a medical insurance scheme, has life assurance cover and has the use of a car and driver. He is entitled to a supplement to his fees, intended for pension purposes. He is not a member of any Group pension scheme providing retirement benefits.

Directors' service contracts and letters of appointment

Executive directors have contracts that terminate on their normal retirement date. Following the new Age Discrimination legislation in the UK, the normal retirement date for the executive directors except Clark Manning was changed to the date of their 65th birthday. The normal retirement date for Clark Manning is the date of his 60th birthday. The normal notice of termination the Company is required to give executive directors is 12 months, although for newly appointed directors there may be an initial contractual period of up to two years before the 12 months' notice period applies. When considering termination of service contracts, the Remuneration Committee will have regard to the specific circumstances of each case, including a director's obligation to mitigate his loss.

	Date of contract	Notice period to the Company	Notice period from the Company
Philip Broadley	12 April 2000	12 months	12 months
Clark Manning	7 May 2002	12 months*	12 months*
Michael McLintock	21 November 2001	6 months	12 months
Nick Prettejohn	26 September 2005	12 months	12 months
Barry Stowe	18 October 2006	12 months	12 months
Mark Tucker	24 March 2005	12 months	12 months
Former executive director			
Mark Norbom	23 December 2003	12 months	12 months

* The contract for Clark Manning is a renewable one-year fixed-term contract. The contract is renewable automatically upon the same terms and conditions unless the Company or Clark Manning gives at least 90 days' notice prior to the end of the relevant term. In the case of the former, Clark Manning would be entitled to continued payment of salary and benefits for the period of one year from the day such notice is delivered to him. Payments of Clark Manning's salary during the period following the termination of employment would be reduced by the amount of compensation earned by him from any subsequent employer or from any person for whom he performs services. Benefits to be provided during such period would also be cancelled to the extent that comparable benefits were available to him from these alternative sources.

86 Prudential plc Annual Report 2006

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Directors' remuneration report

Barry Stowe joined Prudential on 26 September 2006. In order to compensate him for the loss of substantial amounts of outstanding long-term remuneration, he was awarded rights to Prudential plc American Depositary Receipts (ADRs) that vest as set out below:

Vesting date	1 May 2007	1 May 2008	1 May 2009	1 Sept 2009	1 Jan 2010	1 May 2010
Prudential plc ADRs	3,544	3,544	3,544	14,353	3,544	1,055

Under normal circumstances, releases are conditional on his being employed by Prudential at the date of vesting. If there is a change of control of Prudential he may become entitled to retain any unvested awards. In order to compensate for the loss of share options, Barry Stowe has also been awarded 1,255 Prudential plc ADRs.

Mark Norbom's directorship with Prudential plc ended on 14 December 2006 but he remained in employment until 31 January 2007.

Non-executive directors do not have service contracts but are appointed pursuant to letters of appointment with notice periods of six months without liability for compensation.

	Date of initial appointment by the Board	Commencement date of current term*	Expiry date of current term
Keki Dadiseth	1 April 2005	AGM 2005	AGM 2008
Michael Garrett	1 September 2004	AGM 2005	AGM 2008
Bridget Macaskill	1 September 2003	AGM 2004	AGM 2007
Roberto Mendoza	25 May 2000	AGM 2004	AGM 2007
Kathleen O'Donovan	8 May 2003	AGM 2004	AGM 2007
James Ross	6 May 2004	AGM 2005	AGM 2008
Lord Turnbull	18 May 2006	AGM 2006	AGM 2009

* Under the terms of their letters of appointment, the non-executive directors serve for an initial term of three years following their election by shareholders at the Annual General Meeting after their appointment by the Board.

Benefits and protections

Executive directors receive certain benefits, principally participation in medical insurance schemes, the provision of a cash allowance for a car (except for Clark Manning), and, in some cases the use of a car and driver and security arrangements. No benefits are pensionable. The executive directors' pension arrangements and life assurance provisions are set out in the directors' pensions and life assurance section on pages 94 and 95.

Executive directors are eligible to participate in either the Company's UK or International Savings-Related Share Option Scheme (except for Clark Manning). Options granted under these schemes are not subject to performance conditions.

Executive directors are entitled to participate in arrangements in certain M&G investment products on the same terms as available to other members of staff.

In addition, the Company provides certain protections for directors and senior managers against personal financial exposure that they may incur in their capacity as such. This includes qualifying third party indemnity provisions (as defined under section 309B of the Companies Act 1985) in force for the benefit of the directors of the Company and of associated companies (as defined under section 309A of the Companies Act 1985), both of which were in force throughout 2006 and are currently in force.

Policy on external appointments

Subject to the Board's approval, executive directors are able to accept external appointments as non-executive directors of other organisations.

Non-executive directors' remuneration

Non-executive directors are not eligible to participate in annual incentive plans, long-term incentive plans or pension arrangements. Their fees are determined by the Board and reflect their individual responsibilities including committee membership as appropriate. The Board reviews the fees annually and the last change was made in 2006.

The basic fee is £55,000 per annum. An additional fee of £25,000 per annum is paid to the Senior Independent Director. The additional Audit Committee chairmanship fee is £40,000 per annum. An additional fee of £15,000 per annum is paid to the other members of the Audit Committee. The additional Remuneration Committee chairmanship fee is £20,000 per annum. An additional fee of £7,500 per annum is paid to the other members of the Remuneration Committee.

Annually, the non-executive directors use the net value of £25,000 of their total annual fees to purchase shares in the Company. Shares are purchased each quarter and are held at least until retirement from the Board.

For the period he was Chairman of Egg, Roberto Mendoza received a fee of £75,000 per annum.

Directors' shareholdings

The current shareholding policy is that as a condition of serving, all executive and non-executive directors are required to have beneficial ownership of 2,500 ordinary shares in the Company. This interest in shares must be acquired within two months of appointment to the Board if the director does not have such an interest upon appointment.

Prudential plc Annual Report 2006 87

Other report to shareholders
Directors' remuneration report

Directors' remuneration report continued

For year ended 31 December 2006

As stated on page 87, non-executive directors also use a proportion of their fees to purchase additional shares in the Company on a quarterly basis.

The interests of directors in ordinary shares of the Company are set out below and include shares acquired under the Share Incentive Plan, the deferred annual incentive awards detailed in the table on other share awards on page 93, and interests in shares awarded on appointment.

The interests of directors in shares of the Company include changes between 31 December 2006 and 14 March 2007. All interests are beneficial.

	1 Jan 2006*	31 Dec 2006	14 Mar 2007
Philip Broadley[1]	32,853	71,599	71,666
Sir David Clementi	23,849	33,582	33,582
Keki Dadiseth	4,012	5,676	5,676
Michael Garrett	15,674	18,113	18,113
Bridget Macaskill	12,581	14,858	14,858
Clark Manning	24,953	25,589	25,589
Michael McLintock	202,809	291,337	291,337
Roberto Mendoza	140,517	215,203	215,203
Kathleen O'Donovan	10,185	12,331	12,331
Nick Prettejohn	2,501	57,730	57,730
James Ross	8,111	10,387	10,387
Barry Stowe[2]	0	66,678	66,678
Mark Tucker	134,353	199,088	199,088
Lord Turnbull	2,500	3,885	3,885

*Or date of appointment if later.

Notes

1. The shares in the table include shares purchased under the Prudential Services Limited Share Incentive Plan together with Matching Shares (on a 1:4 basis) that will only be released if the employee remains in employment for three years. For Philip Broadley the total number of Matching Shares at 31 December 2006 was 111.
2. Barry Stowe's interests in shares are made up of 33,339 American Depositary Receipts (representing 66,678 ordinary shares).

The interests of directors in shares of the Company's subsidiary, Egg plc, which was listed until 20 February 2006, are shown below. During 2006, Egg plc was acquired by Prudential plc on the basis of 0.2237 new Prudential plc shares for each Egg share held, and consequently there were no changes between the year end and 14 March 2007.

	1 Jan 2006	31 Dec 2006
Philip Broadley	2,610	0
Roberto Mendoza	300,000	0
Nick Prettejohn	312	0

Performance graph

The line graph below shows the Total Shareholder Return (TSR) of the Company during the five years from 1 January 2002 to 31 December 2006 against the FTSE 100.

Prudential TSR v FTSE 100 Total Returns Index (TRI)

Total shareholder return %


160
140
120
100
80
60
40
20
0
Dec 01
Dec 02
Dec 03
Dec 04
Dec 05
Dec 06
Prudential TSR
FTSE 100 TRI

Total Shareholder Return over the performance period is the growth in value of a share plus the value of dividends paid, assuming that the dividends are reinvested in the Company's shares on the day on which they were paid.

88 Prudential plc Annual Report 2006

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Directors' remuneration report

Directors' remuneration for 2006

	Salary/fees £000	Bonus £000	Other payments £000	Benefits* £000	Cash supplements for pension purposes** £000	Total emoluments 2006 £000	Total emoluments 2005 as reported in 2005 £000	Cash supplements for pension purposes in 2005 £000	Total emoluments 2005 including cash supplements for pension purposes £000
Chairman									
Sir David Clementi	**473**			**46**	**113**	**632**	479	83	562
Executive directors									
Jonathan Bloomer (until 5 May 2005)							455	95	550
Philip Broadley (notes 1 and 2)	**530**	**477**		**60**	**107**	**1,174**	1,000		1,000
Clark Manning (notes 3 and 4)	**502**	**1,412**		**29**		**1,943**	1,751		1,751
Michael McLintock (notes 5 and 6)	**320**	**1,515**		**59**	**44**	**1,938**	1,878	27	1,905
Mark Norbom (until 14 December 2006; notes 7 to 10)	**491**	**412**	**91**	**196**	**155**	**1,345**	1,174	150	1,324
Nick Prettejohn (from 1 January 2006; note 11)	**575**	**368**		**87**	**89**	**1,119**			
Barry Stowe (from 26 September 2006, notes 12 and 13)	**133**	**95**		**86**	**33**	**347**			
Mark Tucker (from 6 May 2005; notes 14 to 16)	**840**	**913**		**126**	**210**	**2,089**	1,130	127	1,257
Mark Wood (until 17 October 2005)							865		865
Total executive directors	**3,391**	**5,192**	**91**	**643**	**638**	**9,955**	8,253	399	8,652
Non-executive directors									
Keki Dadiseth (from 1 April 2005; note 17)	**71**					**71**	37		37
Michael Garrett	**56**					**56**	50		50
Bridget Macaskill	**65**					**65**	50		50
Roberto Mendoza	**73**					**73**	135		135
Kathleen O'Donovan	**83**					**83**	60		60
James Ross	**80**					**80**	60		60
Rob Rowley (until 18 May 2006)	**35**					**35**	90		90
Lord Turnbull (from 18 May 2006)	**34**					**34**			
Total non-executive directors	**497**					**497**	482		482
Overall total	**4,361**	**5,192**	**91**	**689**	**751**	**11,084**	9,214	482	9,696

*Benefits include cash allowances for cars.

**Pension supplements that are paid in cash are reported in this table for the first time. The policy on pensions is described in the section on pension arrangements on page 86. The pension arrangements for current executive directors are described in the section on directors' pensions and life assurance on pages 94 and 95.

Notes

1. In 2006, a deferred share award from his 2005 annual bonus valued at £209,090 was made to Philip Broadley. This is included in the 2005 total and further details are shown in the section on other share awards on page 93.

2. It is intended that a deferred share award from his 2006 annual bonus valued at £211,947 will be made to Philip Broadley. This is included in the 2006 bonus figure.

3. Clark Manning's bonus figure excludes a contribution of £5,969 from a profit sharing plan, that has been made into a 401k retirement plan. This is included in the table on pension contributions on page 95.

4. It is intended that a deferred share award from his 2006 annual bonus valued at $121,360 will be made to Clark Manning. This is included in the 2006 bonus figure.

5. In 2006, a deferred share award from his 2005 annual bonus valued at £554,732 was made to Michael McLintock. This is included in the 2005 total and further details are shown in the section on other share awards on page 93.

6. It is intended that a deferred share award from his 2006 annual bonus valued at £555,000 will be made to Michael McLintock. This is included in the 2006 bonus figure.

7. In 2006, a deferred share award from his 2005 annual bonus valued at £119,790 was made to Mark Norbom. This is included in the 2005 total and further details are shown in the section on other share awards on page 93.

8. Mark Norbom's directorship with Prudential plc ended on 14 December 2006 but he remained in employment until 31 January 2007. In connection with the termination of his employment he received a payment of £291,000 and will receive nine successive monthly payments of £55,792. He also continues to receive private medical and life cover, school fees and club memberships until 31 October 2007 and housing benefits until 5 May 2007, unless in each case he finds new employment which provides such benefits.

9. For 2006, Mark Norbom was also paid £90,603 in dividend equivalents from the awards detailed in the section on other share awards on page 93. This amount is included in the column headed Other payments.

10. Mark Norbom's benefits include those that reflect his expatriate status, including costs of £153,071 related to housing.

11. It is intended that a deferred share award from his 2006 annual bonus valued at £80,673 will be made to Nick Prettejohn. This is included in the 2006 bonus figure.

12. Barry Stowe joined on 26 September 2006. As part of his appointment terms he was paid US$75,000, included in the 2006 bonus in the table above, as compensation for the loss of his 2006 bonus from his previous employer, The exchange rate used is US$1.8430 = £1.

13. Barry Stowe's benefits include those that reflect his expatriate status, including costs of £43,403 related to housing.

14. In 2006, a deferred share award valued at £243,453 from his 2005 annual bonus was made to Mark Tucker. This is included in the 2005 total and further details are shown in the section on other share awards on page 93.

Prudential plc Annual Report 2006 89

Other report to shareholders
Directors' remuneration report

Directors' remuneration report continued

For year ended 31 December 2006

Notes continued

15. It is intended that a deferred share award from his 2006 annual bonus valued at £492,744 will be made to Mark Tucker. This is included in the 2006 bonus figure.

16. Mark Tucker was eligible to be paid a housing allowance of £11,017 per month until 30 April 2006. This is included in the benefits figure.

17. Keki Dadiseth is paid an allowance of £10,478 per annum in respect of his accommodation expenses in London whilst on the Company's business, in lieu of reimbursing hotel costs as is the usual practice for directors who are not resident in the UK.

The Remuneration Committee reviewed each executive director's individual contribution and the continuing strong operating performance of the Group in 2006 against the 2006 business plans and was satisfied the bonus payments made for the year were fully justified.

Executive directors' non-executive director earnings

Executive directors who are released to serve as non-executive directors of other external companies retain the earnings resulting from such duties. In 2006, Michael McLintock earned £45,000 from an external company. Other directors served as non-executive directors on the boards of companies in the educational and cultural sectors without receiving a fee for those services.

Directors' outstanding long-term incentive awards

The section below sets out the outstanding share awards under the Restricted Share Plan, the Group Performance Share Plan and the awards under additional long-term plans for the executive directors who run specific businesses.

Share rights granted under the share-based long-term incentive plans

	Plan name	Year of initial award	Conditional share awards outstanding at 1 Jan 2006 (number of shares)	Conditional awards in 2006 (number of shares)	Market price of 2006 award on date of of grant (pence)	Releases or rights (options) granted upon vesting in 2006 (number of shares)	Conditional share awards outstanding at 31 Dec 2006 (number of shares)	Date of end of performance period
Philip Broadley	Restricted Share Plan	2003	**133,919**				–[1]	31 Dec 05
	Restricted Share Plan	2004	**210,713**				**210,713**[2]	31 Dec 06
	Restricted Share Plan	2005	**182,983**				**182,983**[3]	31 Dec 07
	Group Performance Share Plan	2006		**170,127**	**591.5**		**170,127**[4]	31 Dec 08
			527,615	**170,127**			**563,823**	
Clark Manning	Restricted Share Plan	2003	**148,838**				–[1]	31 Dec 05
	Restricted Share Plan	2004	**196,174**				**196,174**[2]	31 Dec 06
	Restricted Share Plan	2005	**163,352**				**163,352**[3]	31 Dec 07
	Group Performance Share Plan	2006		**241,415**	**591.5**		**241,415**[4]	31 Dec 08
	Business Unit Performance Plan (share element)	2006		**120,707**	**591.5**		**120,707**	31 Dec 08
			508,364	**362,122**			**721,648**	
Michael McLintock	Restricted Share Plan	2003	**45,620**				–[1]	31 Dec 05
	Restricted Share Plan	2004	**67,429**				**67,429**[2]	31 Dec 06
	Restricted Share Plan	2005	**58,555**				**58,555**[3]	31 Dec 07
	Group Performance Share Plan	2006		**64,199**	**591.5**		**64,199**[4]	31 Dec 08
			171,604	**64,199**			**190,183**	
Mark Norbom	Restricted Share Plan	2004	**200,177**				**200,177**[2]	31 Dec 06
	Restricted Share Plan	2005	**182,983**				**182,983**[3]	31 Dec 07
	Group Performance Share Plan	2006		**144,648**	**591.5**		**144,648**[4]	31 Dec 08
	Business Unit Performance Plan (share element)	2006		**72,324**	**591.5**		**72,324**[4]	31 Dec 08
			383,160	**216,972**			**600,132**	
Nick Prettejohn	Group Performance Share Plan	2006		**149,964**	**591.5**		**149,964**[4]	31 Dec 08
	Business Unit Performance Plan (share element)	2006		**74,982**	**591.5**		**74,982**	31 Dec 08
				224,946			**224,946**	
Mark Tucker	Restricted Share Plan	2005	**356,817**				**356,817**[3]	31 Dec 07
	Group Performance Share Plan	2006		**337,044**	**591.5**		**337,044**[4]	31 Dec 08
			356,817	**337,044**			**693,861**	

90 Prudential plc Annual Report 2006

Other report to shareholders

Directors’ remuneration report

Cash rights granted under the Business Unit Performance Plan

Conditional Conditional awards awards outstanding Conditional Payments outstanding Date of Year of at 1 Jan awards in made in at 31 Dec end of initial 2006 2006 2006 2006 performance Plan name award £000 £000 £000 £000 period

Clark Manning Business Unit Performance Plan

(Cash element) 2006 – 577 577 31 Dec 08 Mark Norbom Business Unit Performance Plan (Cash element) 2006 – 361 3615 31 Dec 08 Nick Prettejohn Business Unit Performance Plan (Cash element) 2006 – 374 374 31 Dec 08

Restricted Share Plan awards

For RSP awards prior to 2004, no rights were granted if the Company’s TSR performance as ranked against the comparator group was at the 60th percentile or below. For the 2004 and 2005 awards, no rights are granted if the Company’s TSR performance is below 50th percentile. For all awards, the maximum grant is made only if the TSR ranking of the Company is 20th percentile or above. Between these points, the size of the grant made is calculated on a straight-line sliding scale. In normal circumstances, directors may take up their right to receive shares at any time during the following seven years.

2006 Awards

The awards made in respect of 2006 run to 31 December 2008.

In determining the 2006 conditional share awards the shares were valued at their average share price during the preceding calendar year, and the price used to determine the number of shares was 498.45 pence.

Group Performance Share Plan

Awards under the Group Performance Share Plan are described on page 85.

Business Unit Performance Plan

Awards under the Business Unit Performance Plan are described on page 85.

Notes

1. For the awards made in 2003 under the Restricted Share Plan, the Company’s TSR was ranked at 71st percentile at the end of the three-year performance period ending on 31 December 2005 and as a result the 2003 awards lapsed. 2. For the 2004 conditional RSP award the ranking of the Company’s TSR at the end of the three-year performance period ending on 31 December 2006 was 51st out of the remaining 89 companies in the FTSE (56th percentile) and as a result the awards lapsed.

3. For the awards under the 2005 Restricted Share Plan, as at 31 December 2006, Prudential’s TSR performance was ranked at 34th percentile compared to the FTSE 100 companies. 4. For the awards made in 2006 under the Group Performance Share Plan, as at 31 December 2006, Prudential’s TSR performance was at 106.7 per cent of the TSR performance of the index.

5. The 2005 RSP awards for Mark Norbom lapsed on the termination of his employment.

6. All awards granted to Mark Norbom under the 2006 LTIPs lapsed on the termination of his employment.

7. Mark Wood’s directorship ended effective 17 October 2005. Under his 2003 and 2004 conditional RSP awards, the ranking of the Company’s TSR in the month prior to his date of resignation of his directorship was below 50th percentile and as a result no release was made from these awards.

8. For the 2005 conditional RSP award to Mark Wood, the ranking of the Company’s TSR in the month prior to his date of resignation of his directorship was 27th and as a result 27.5 per cent of his award was released. This percentage takes into account pro-rating for his service during the three-year performance period.

Prudential plc Annual Report 2006 91

Other report to shareholders
Directors' remuneration report

Directors' remuneration report continued

For year ended 31 December 2006

Business-specific long-term incentive plans

Details of all outstanding awards under cash-based long-term incentive plans up to and including 2006 are set out in the table below. The performance period for all awards is three years.

	Year of initial award	Face value of conditional awards outstanding at 1 Jan 2006 £000	Conditionally awarded in 2006 £000	Payments made in 2006 £000	Face value of conditional awards outstanding at 31 Dec 2006 £000	Date of end of performance period
Clark Manning						
Business Cash LTIP	2003	**1,407**		**1,467**	–	31 Dec 05
Business Cash LTIP	2004	**1,407**			**1,407**	31 Dec 06
Business Cash LTIP	2005	**1,407**			**1,407**	31 Dec 07
Michael McLintock						
Phantom M&G options	2000	**184**			**184**	31 Dec 02
Phantom M&G options	2001	**368**			**368**	31 Dec 03
Phantom M&G options	2002	**368**			**368**	31 Dec 04
Phantom M&G options	2003	**368**			**368**	31 Dec 05
Phantom M&G shares	2003	**225**		**457**	–	31 Dec 05
Phantom M&G options	2004	**368**			**368**	31 Dec 06
Phantom M&G shares	2004	**225**			**225**	31 Dec 06
Phantom M&G options	2005	**368**			**368**	31 Dec 07
Phantom M&G shares	2005	**225**			**225**	31 Dec 07
Phantom M&G options	2006		**368**		**368**	31 Dec 08
Phantom M&G shares	2006		**225**		**225**	31 Dec 08
Mark Norbom						
Business Cash LTIP	2004	**713**			**713**	31 Dec 06
Business Cash LTIP	2005	**750**			**750**	31 Dec 07
Total cash payments made in 2006				**1,924**		

Clark Manning

In 2003, 2004 and 2005, Clark Manning participated in a cash-based long-term plan that rewards the growth in appraisal value of Jackson. The award payout equals an initial award value adjusted by the Prudential plc share price change over the performance period. In order for any award to be made under the 2005 plan, the growth rate over the performance period must be eight per cent per annum compound or greater. At this level of performance, the initial award value is US$864,240. If the on-target performance level of 11.5 per cent per annum compound is achieved the initial award value is doubled. If the annual growth rate is at least 17.5 per cent, the payout increases to a maximum of three times the initial award value. For performance between these points, payouts are on a straight-line sliding scale.

For the 2003 award, the results led to a payment of US$2,703,461. The face values of the awards for Clark Manning are converted at the average exchange rate for 2006 which was US$1.8430 = £1 (2005: US$1.8192 = £1). For the 2004 Business Cash LTIP, the compound annual growth rate in appraisal value was 21.64 per cent and as a result a payment of US$4,028,896 was made.

Michael McLintock

Michael McLintock's 2003, 2004 and 2005 cash long-term incentive awards were under the M&G Chief Executive Long Term Incentive Plan that provides a cash reward through phantom M&G share awards and options. For these awards, the phantom share price at the beginning of the performance period was £1. The change in the phantom share price equals the change in M&G profit, modified up or down by the investment performance of M&G, over the performance period. For each year, the face value of the share award was £225,000 and the phantom option award had a face value of £367,800. Provided the phantom share options have value, they may be exercised in part or in full during annual exercise periods after three to seven years from the start of the performance period .

For the 2003 award, the phantom share price at the end of the performance period was £2.03. This resulted in a payment from the phantom share award of £456,750 and a phantom option award of 367,800 units. Michael McLintock did not exercise any of these options. For the 2004 award, the phantom share price at the end of the performance period was £2.59. This resulted in a payment of £582,750 from the share element of the award.

Mark Norbom

Mark Norbom's awards under the Business Cash LTIP for 2004 vested as a result of the Asia's performance and a payment of £412,751 was made. On the termination of his employment his award under the 2005 Business Cash LTIP lapsed.

Mark Wood

Under the terms of the termination of his contract, payments were made to Mark Wood in 2006 from his 2003, 2004 and 2005 LTIP awards, taking into account performance and pro-rating for service during each respective performance period. The payments made to him were respectively £235,000, £180,556 and £103,056.

92 Prudential plc Annual Report 2006

Other report to shareholders
Directors' remuneration report

Other share awards

The table below sets out the share awards that have been made to executive directors under their appointment terms and those deferred from annual incentive plan payouts. The values of the deferred share awards are included in the bonus and total figures in the directors' remuneration table on page 89. The number of shares is calculated using the average share price over the three business days commencing on the day of the announcement of the Group's annual financial results for the relevant year. For the 2005 awards, the average share price was 671 pence.

	Year of initial grant	Conditional share awards outstanding at 1 Jan 2006 (number of shares)	Conditionally awarded in 2006 (number of shares)	Scrip dividends accumulated (number of shares)	Shares released in 2006 (number of shares)	Conditional share awards outstanding at 31 Dec 2006 (number of shares)	Date of end of restricted period	Shares released in 2006 (number of shares)	Date of release	Market price at original date of award (pence)	Market price at date of vesting or release (pence)
Philip Broadley											
Deferred 2003 annual incentive award	2004	**6,229**		**158**		**6,387**	31 Dec 06				
Deferred 2005 annual incentive award[1]	2006		**31,160**	**794**		**31,954**[1]	31 Dec 08				
Michael McLintock											
Deferred 2003 annual incentive award	2004	**55,702**		**1,419**		**57,121**	31 Dec 06				
Deferred 2004 annual incentive award	2005	**91,420**		**2,330**		**93,750**	31 Dec 07				
Deferred 2005 annual incentive award[1]	2006		**82,672**	**2,107**		**84,779**[1]	31 Dec 08				
Mark Norbom											
Awards under appointment terms[2]	2004	**15,339**			**15,339**	**–**	01 Jan 06	**15,339**	16 Mar 06	**439**	**627.5**
	2004	**89,353**				**89,353**[2]	01 Jan 07				
	2004	**31,596**				**31,596**[2]	01 Jan 08				
	2004	**15,339**				**15,339**[2]	01 Jan 09				
	2004	**414,826**				**414,826**[2]	20 Feb 13				
Deferred 2004 annual incentive award	2005	**33,121**		**844**		**33,965**[2]	31 Dec 07				
Deferred 2005 annual incentive award[1]	2006		**17,852**	**454**		**18,306**[2]	31 Dec 08				
Nick Prettejohn											
Awards under appointment terms[3]	2006		**10,000**		**10,000**	**–**	31 Mar 06	**10,000**	31 Mar 06	**627.5**	**667.5**
	2006		**40,000**		**40,000**	**–**	31 Oct 06	**40,000**	15 Dec 06	**627.5**	**710.5**
	2006		**16,000**			**16,000**	31 Oct 07				
	2006		**5,500**			**5,500**	31 Oct 08				
Barry Stowe											
Awards under appointment terms[4]	2006		**2,510**		**2,510**	**–**	21 Dec 06	**2,510**	27 Dec 06	**702**	**705**
	2006		**7,088**			**7,088**	01 May 07				
	2006		**7,088**			**7,088**	01 May 08				
	2006		**7,088**			**7,088**	01 May 09				
	2006		**28,706**			**28,706**	01 Sept 09				
	2006		**7,088**			**7,088**	01 Jan 10				
	2006		**2,110**			**2,110**	01 May 10				
Mark Tucker											
Deferred 2005 annual incentive award[1]	2006		**36,282**	**924**	**–**	**37,206**[1]	31 Dec 08				

Notes

1. Under the annual bonus plans, the element of bonus for performance above target is made in the form of a share award deferred for three years. The value of the 2005 deferred share award is included in the total 2005 figure in the directors' remuneration table on page 89.

2. Mark Norbom's deferred shares under the 2004 Annual Incentive Plan (33,965 shares) and 2005 Annual Incentive Plan (18,306 shares) were released to him in February 2007. In addition, the 89,353 employer replacement shares which vested on 1 January 2007 were released and the Remuneration Committee exercised its discretion to allow a further 87,403 shares out of his awards under the appointment terms to vest, representing the proportion of the performance period which Mark Norbom had worked in respect of his pension replacement shares. Awards over 374,358 shares granted under the terms of Mark Norbom's appointment lapsed.

3. In order to secure the appointment of Nick Prettejohn, he was awarded rights to Prudential plc shares that vest as set out in the table. In normal circumstances, releases are conditional on Nick Prettejohn being employed by Prudential at the date of vesting. If there is a change of control of Prudential he may be entitled to retain any unvested awards.

4. In order to secure the appointment of Barry Stowe, he was awarded rights to Prudential plc American Depositary Receipts, which vest as set out in the table. The figures in the table are the equivalent number of Prudential plc shares (one American Depositary Receipt equals two Prudential plc shares). In normal circumstances, releases are conditional on Barry Stowe being employed by Prudential at the date of vesting. If there is a change of control of Prudential he may be entitled to retain any unvested awards.

5. Mark Wood's directorship ended with effect from 17 October 2005 and as part of the terms of the termination of his employment, 35,942 deferred shares under the 2004 annual incentive plan were released in 2006.

Prudential plc Annual Report 2006 93

Other report to shareholders
Directors' remuneration report

Directors' remuneration report continued

For year ended 31 December 2006

Directors' share options

Options outstanding under the Savings-Related Share Option (SAYE) Scheme are set out below. The SAYE is open to all UK and certain overseas employees. Options under this scheme up to HM Revenue and Customs (HMRC) limits are granted at a 20 per cent discount and cannot normally be exercised until a minimum of three years has elapsed. No payment has been made for the grant of any options. The price to be paid for exercise of these options is shown in the table below. No variations to any outstanding options have been made.

	Year of initial grant	Options outstanding at 1 Jan 2006	Exercised in 2006	Market price on exercise date (pence)	Options forfeit in 2006	Options granted in 2006	Options outstanding at 31 Dec 2006	Market price at 31 Dec 2006 (pence)	Original exercise price (pence)	Exercise price adjusted for 2004 Rights Issue (pence)	Earliest exercise date	Latest exercise date
Philip Broadley	2000	**2,716**					**2,716**	**699.5**	**364**	**346**	1 Jun 07	30 Nov 07
Michael McLintock	2003	**6,153**					**6,153**	**699.5**	**280**	**266**	1 Jun 08	30 Nov 08
Nick Prettejohn	2006					**661**	**661**	**699.5**	**565**	**n/a**	1 Jun 09	30 Nov 09
Mark Tucker	2005	**2,297**					**2,297**	**699.5**	**407**	**n/a**	1 Dec 08	31 May 09

Notes

1. No gains were made by directors in 2006 on the exercise of share options (2005: nil).
2. No price was paid for the award of any option.
3. The highest and lowest share prices during 2006 were 743.5 pence and 538.5 pence respectively.

Directors' pensions and life assurance

Philip Broadley participates in a non-contributory scheme that provides a pension of 1/60th of Final Pensionable Earnings for each year of service on retirement at age 60. Michael McLintock participates in a contributory scheme that provides a target pension of two-thirds of Final Pensionable Earnings on retirement at age 60 for an employee with 30 years or more potential service, for which his contribution is four per cent of basic salary. In both cases, Final Pensionable Earnings are capped by a notional scheme earnings cap which replicates the HMRC earnings cap in force before A-Day (6 April 2006).

Philip Broadley and Michael McLintock are entitled to supplements based on the portion of their basic salary not covered for pension benefits under a HMRC approved scheme. These supplements are paid directly to them or, before A-Day, to a FURBS established in their name. They are provided with life assurance cover related to salary over the HMRC earnings cap. The cover is broadly equivalent to the death in service benefits provided under the relevant UK HMRC approved pension scheme.

Nick Prettejohn is paid a salary supplement and he is a member of the staff defined contribution pension plan, which provides death in service benefits. The company contributions to the pension plan and his salary supplement are in total 25 per cent of his salary.

Mark Tucker is paid a salary supplement of 25 per cent of his salary. He is also provided with life assurance cover of four times salary.

Clark Manning participates in a US tax-qualified defined contribution plan (a 401k plan). He is also provided with life assurance cover of two times salary.

Barry Stowe is paid a salary supplement of 25 per cent of his salary. He is also provided with life assurance cover of four times salary.

Where supplements for pension purposes are paid in cash, the amounts are included in the table on directors' remuneration on page 89.

94 Prudential plc Annual Report 2006

Other report to shareholders
Directors' remuneration report

Details of directors' pension entitlements under HMRC approved defined benefit schemes and supplements that are in the form of contributions to FURBS or other pension arrangements paid by the Company are set out in the following table.

	Age at 31 Dec 2006	Years of pensionable service at 31 Dec 2006	Accrued benefit at 31 Dec 2006 £000	Additional pension earned during year ended 31 Dec 2006		Transfer value of accrued benefit at 31 Dec[3]		Amount of (B – A) less contributions made by directors during 2006 £000	Contributions to FURBS or other pension and life assurance arrangements[4] £000
				Ignoring inflation on pension earned to 31 Dec 2005[1] £000	Allowing for inflation on pension earned to 31 Dec 2005[2] £000	2006 B £000	2005 A £000		
Sir David Clementi	57	–	–	–	–	–	–	–	23
Philip Broadley	45	6	12	2	2	111	82	29	38
Clark Manning	48	–	–	–	–	–	–	–	15
Michael McLintock	45	14	34	3	3	397	336	49	43
Mark Norbom	48	–	–	–	–	–	–	–	6
Nick Prettejohn	46	–	–	–	–	–	–	–	55
Barry Stowe	49	–	–	–	–	–	–	–	0
Mark Tucker	49	–	–	–	–	–	–	–	11

Notes
1. As required by Stock Exchange Listing rules.
2. As required by the Companies Act remuneration regulations.
3. The transfer value equivalent has been calculated in accordance with Actuarial Guidance Note GN11.
4. As described under other supplementary arrangements. Supplements in the form of cash are included in the directors' remuneration table on page 89.

No enhancements to the retirement benefits paid to or receivable by directors or former directors other than the discretionary pension increases awarded to all pensioners have been made during the year.

Total contributions to directors' pension arrangements including cash supplements for pension purposes were £1,161,410 (2005: £1,111,602) of which £138,937 (2005: £361,145) related to money purchase schemes.

Signed on behalf of the Board of directors

Bridget Macaskill
Chairman, Remuneration Committee
14 March 2007

Sir David Clementi
Chairman
14 March 2007

Prudential plc Annual Report 2006 95

Group financial statements
Summary of statutory and supplementary IFRS and EEV basis results

Summary of statutory and supplementary IFRS and EEV basis results

Year ended 31 December 2006

The following tables show the results reported in the statutory financial statements on pages 99 to 249 and supplementary EEV basis results on pages 252 to 280. This page does not form part of the statutory financial statements.

International Financial Reporting Standards (IFRS) basis results

Statutory IFRS basis results

	2006	2005
Profit after tax attributable to equity holders of the Company	**£874m**	£748m
Basic earnings per share	**36.2p**	31.6p
Dividends per share declared and paid in reporting period	**16.44p**	15.95p
Shareholders' funds, excluding minority interests	**£5.5bn**	£5.2bn

Supplementary IFRS basis information

	2006 £m	2005 £m
Operating profit from continuing operations based on longer-term investment returns	**893**	957
Goodwill impairment charge	**–**	(120)
Short-term fluctuations in investment returns	**162**	211
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	**167**	(50)
Profit before tax from continuing operations attributable to shareholders (including actual investment returns)	**1,222**	998
Operating earnings per share from continuing operations after related tax and minority interests	**26.4p**	32.2p
Dividends per share in respect of the reporting period (including interim dividend of 5.42p (2005: 5.30p) and final dividend of 11.72p (2005: 11.02p) declared after the end of the reporting period)	**17.14p**	16.32p
Funds under management	**£251bn**	£234bn

Supplementary European Embedded Value (EEV) basis results

	2006 £m	2005 £m
Operating profit from continuing operations based on longer-term investment returns	**1,976**	1,712
Goodwill impairment charge	**–**	(120)
Short-term fluctuations in investment returns	**745**	1,068
Mark to market value movements on core borrowings	**85**	(67)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	**207**	(47)
Effect of changes in economic assumptions and time value of cost of options and guarantees	**59**	(302)
Profit before tax from continuing operations	**3,072**	2,244
Operating earnings per share from continuing operations after related tax and minority interests	**57.6p**	56.6p
Basic earnings per share	**91.7p**	66.9p
Shareholders' funds, excluding minority interests	**£11.9bn**	£10.3bn

Notes

IFRS basis results
The basis of preparation of statutory IFRS basis results and supplementary IFRS basis information is consistent with that applied for the 2005 results and financial statements.

EEV basis results
The EEV basis results are extracted from supplementary information and are not results that form part of the Group's financial statements.

Supplementary information
The results shown above distinguish 'operating profits' based on longer-term investment returns from 'profits before tax'. The reconciling items are presented in accordance with the Group's policy as described in the Group's financial statements and supplementary information. Items excluded from operating profit based on longer-term investment returns represent primarily the effects of altered investment market conditions (short-term fluctuations), actuarial gains and losses on defined benefit pension schemes, and exceptional items, including goodwill impairment. For EEV, the operating profit based on longer-term investment returns figure also excludes the mark to market value movements on core borrowings, the effect of changes in economic assumptions and the time value of the cost of options and guarantees.

96 Prudential plc Annual Report 2006

Group financial statements

Prudential plc Annual Report 2006 97

Group financial statements

Index to Group financial statements

Index to Group financial statements

Primary statements

99 Consolidated income statement 100 Statement of changes in equity 102 Consolidated balance sheet 104 Consolidated cash flow statement

Notes on the Group financial statements

Section A: Background and adoption of International Financial Reporting Standards (IFRS) 105 A1: Nature of operations 105 A2: Basis of preparation 105 A3: Critical accounting policies, estimates and judgements 111 A4: Significant accounting policies 121 A5: Adoption of IAS 32, IAS 39, and IFRS 4 at

1 January 2005

123 A6: New accounting pronouncements

Section B: Summary of results

125 B1: Supplementary analysis of profit from continuing operations before tax attributable to shareholders 127 B2: Earnings per share 128 B3: Dividends 128 B4: New business 131 B5: Group balance sheet

Section C: Group risk management 136 C: Group risk management

Section D: Life assurance business 139 D1: Group overview 143 D2: UK insurance operations 153 D3: US operations 162 D4: Asian operations

168 D5: Capital position statement for life assurance businesses

Section E: Banking operations

176 E1: Income statement for banking operations 177 E2: Balance sheet for banking operations 177 E3: Risk management overview

178 E4: Maturities of assets and liabilities and liquidity risk 179 E5: Losses on loans and advances 179 E6: Market risk 180 E7: Credit risk

Section F: Income statement notes 181 F1: Segmental information 182 F2: Revenue

182 F3: Acquisition costs and other operating expenditure 183 F4: Finance costs: interest on core structural borrowings of shareholder-financed operations 183 F5: Tax 188 F6: Discontinued operations

Section G: Financial assets and liabilities

189 G1: Financial instruments – designation and fair values 192 G2: Market risk 195 G3: Derivatives and hedging 198 G4: Derecognition, securitisation and collateral 198 G5: Impairment of financial assets

Section H: Other information on balance sheet items 200 H1: Intangible assets attributable to shareholders 203 H2: Intangible assets attributable to the Prudential Assurance Company Limited (PAC) with-profits fund 204 H3: Reinsurers’ share of policyholder liabilities 205 H4: Tax assets and liabilities 205 H5: Accrued investment income and other debtors 206 H6: Property, plant and equipment 207 H7: Investment properties 208 H8: Investments in associates and joint ventures 210 H9: Assets and liabilities held for sale 210 H10: Cash and cash equivalents 210 H11: Shareholders’ equity: share capital, share premium and reserves 212 H12: Insurance contract liabilities and unallocated surplus of with-profits funds 212 H13: Borrowings 214 H14: Provisions and contingencies 218 H15: Other liabilities

Section I: Other notes

219 I1: Staff and pension plans 227 I2: Share-based payments

234 I3: Key management remuneration 235 I4: Fees payable to auditor 235 I5: Related party transactions 236 I6: Subsidiary undertakings 238 I7: Commitments

239 I8: Post-balance sheet events – sale of Egg Banking plc 239 I9: Foreign exchange translation 239 I10: Cash flows 239 I11: 2005 balance sheet – reanalysis of assets and liabilities for acquired venture investment subsidiaries of the PAC with-profits sub-fund

Parent company

240 Balance sheet of the parent company

241 Notes on the parent company financial statement

250 Statement of directors’ responsibilities in respect of the Annual Report and the financial statements 251 Independent auditor’s report to the members of Prudential plc

European Embedded Value (EEV) basis supplementary information

252 Operating profit from continuing operations based on longer-term investment returns 253 Summarised consolidated income statement 253 Earnings per share 253 Dividends per share 254 Movement in shareholders’ capital and reserves (excluding minority interests) 255 Summarised consolidated balance sheet 256 Notes on the European Embedded Value (EEV) basis supplementary information 281 Statement of directors’ responsibilities in respect of the European Embedded Value (EEV) basis supplementary information 281 Independent auditor’s report to Prudential plc on the European Embedded Value (EEV) basis supplementary information

98 Prudential plc Annual Report 2006

Group financial statements
Primary statement: Consolidated income statement

Consolidated income statement
Year ended 31 December 2006

	Note	2006 £m	2005 £m
Gross premiums earned		**16,157**	15,225
Outward reinsurance premiums		**(171)**	(197)
Earned premiums, net of reinsurance	F2	**15,986**	15,028
Investment income	F2	**17,904**	24,013
Other income	F2	**2,055**	2,084
Total revenue, net of reinsurance	F1, F2	**35,945**	41,125
Benefits and claims and movement in unallocated surplus of with-profits funds		**(28,421)**	(33,100)
Acquisition costs and other operating expenditure	F3	**(5,243)**	(5,552)
Finance costs: interest on core structural borrowings of shareholder-financed operations	F4	**(210)**	(208)
Goodwill impairment charge	H1	**–**	(120)
Total charges	F1	**(33,874)**	(38,980)
Profit before tax*		**2,071**	2,145
Tax attributable to policyholders' returns		**(849)**	(1,147)
Profit before tax attributable to shareholders	B1	**1,222**	998
Tax expense	F5	**(1,196)**	(1,388)
Less: tax attributable to policyholders' returns		**849**	1,147
Tax attributable to shareholders' profits	F5	**(347)**	(241)
Profit from continuing operations after tax		**875**	757
Discontinued operations (net of tax)	F6	**–**	3
Profit for the year		**875**	760
Attributable to:			
Equity holders of the Company		**874**	748
Minority interests		**1**	12
Profit for the year		**875**	760
Earnings per share			
Basic (based on 2,413m and 2,365m shares respectively):			
Based on profit from continuing operations attributable to the equity holders of the Company		**36.2p**	31.5p
Based on profit from discontinued operations attributable to the equity holders of the Company		**–**	0.1p
		36.2p	31.6p
Diluted (based on 2,416m and 2,369m shares respectively):			
Based on profit from continuing operations attributable to the equity holders of the Company		**36.2p**	31.5p
Based on profit from discontinued operations attributable to the equity holders of the Company		**–**	0.1p
		36.2p	31.6p

* Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits.

Primary statements
A
B
C
D
E
F
G
H
I
Parent company
EEV

Prudential plc Annual Report 2006 99

Group financial statements
Primary statement: Statement of changes in equity

Primary statements
A
B
C
D
E
F
G
H
I
Parent company
EEV

Statement of changes in equity

Year ended 31 December 2006

	Note	2006 Share capital £m	Share premium £m	Retained earnings £m	Translation reserve £m	Available-for-sale securities reserve £m	Hedging reserve £m	Shareholders' equity £m	Minority interests £m	Total equity £m
Reserves										
Profit for the year				874				874	1	875
Items recognised directly in equity:										
Exchange movements					(224)			(224)		(224)
Movement on cash flow hedges							7	7		7
Unrealised valuation movements on securities classified as available-for-sale:										
Unrealised holding losses arising during the year						(210)		(210)		(210)
Less losses included in the income statement						7		7		7
						(203)		(203)		(203)
Related change in amortisation of deferred income and acquisition costs						75		75		75
Related tax					(74)	50	(2)	(26)		(26)
Total items of income and expense recognised directly in equity					(298)	(78)	5	(371)		(371)
Total income and expense for the year				874	(298)	(78)	5	503	1	504
Dividends	B3			(399)				(399)		(399)
Reserve movements in respect of share-based payments				15				15		15
Change in minority interests arising principally from purchase and sale of venture investment companies and property partnerships of the PAC with-profits fund and of other investments									43	43
Acquisition of Egg minority interests	I6			(167)				(167)	(84)	(251)
Share capital and share premium										
New share capital subscribed	H11	3	333					336		336
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	H11		(75)	75						
Treasury shares										
Movement in own shares in respect of share-based payment plans				6				6		6
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS				0				0		0
Net increase (decrease) in equity		3	258	404	(298)	(78)	5	294	(40)	254
At beginning of year		119	1,564	3,236	173	105	(3)	5,194	172	5,366
At end of year		122	1,822	3,640	(125)	27	2	5,488	132	5,620

100 Prudential plc Annual Report 2006

Group financial statements
Primary statement: Statement of changes in equity

	Note	Share capital £m	Share premium £m	Retained earnings £m	Translation reserve £m	Available-for-sale securities reserve £m	Hedging reserve £m	Shareholders' equity £m	Minority interests £m	Total equity £m
		2005								
Reserves										
Profit for the year				748				748	12	760
Items recognised directly in equity:										
Exchange movements					268			268		268
Movement on cash flow hedges							(4)	(4)	1	(3)
Unrealised valuation movements on securities classified as available-for-sale from 1 January 2005:										
Unrealised holding losses arising during the year						(773)		(773)		(773)
Less losses included in the income statement						22		22		22
						(751)		(751)		(751)
Related change in amortisation of deferred income and acquisition costs						307		307		307
Related tax					65	152	1	218		218
Total items of income and expense recognised directly in equity					333	(292)	(3)	38	1	39
Total income and expense for the year				748	333	(292)	(3)	786	13	799
Cumulative effect of changes in accounting policies on adoption of IAS 32, IAS 39 and IFRS 4, net of applicable taxes at 1 January 2005	A5		2	(173)		397		226	(3)	223
Dividends	B3			(380)				(380)		(380)
Reserve movements in respect of share-based payments				15				15	(1)	14
Change in minority interests arising principally from purchase and sale of venture investment companies and property partnerships of the PAC with-profits fund									26	26
Share capital and share premium										
New share capital subscribed	H11	0	55					55		55
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	H11		(51)	51						
Treasury shares										
Movement in own shares in respect of share-based payment plans				0				0		0
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS				3				3		3
Net increase (decrease) in equity			6	264	333	105	(3)	705	35	740
At beginning of year	A5	119	1,558	2,972	(160)			4,489	137	4,626
At end of year		119	1,564	3,236	173	105	(3)	5,194	172	5,366

Primary statements
A
B
C
D
E
F
G
H
I
Parent company
EEV

Prudential plc Annual Report 2006 101

Group financial statements

Primary statement: Consolidated balance sheet

Consolidated balance sheet

31 December 2006

Assets

2006 2005 Note £m £m

Intangible assets attributable to shareholders:

Goodwill H1 (a) 1,341 1,341 Deferred acquisition costs and acquired in-force value of long-term business contracts H1 (b) 2,497 2,405 Total 3,838 3,746 Intangible assets attributable to PAC with-profits fund: In respect of acquired venture fund investment subsidiaries H2 (a) 830 679 Deferred acquisition costs H2 (b) 31 35 Total 861 714 Total 4,699 4,460 Other non-investment and non-cash assets: Property, plant and equipment H6 1,133 910 Reinsurers’ share of policyholder liabilities H3 945 1,278 Deferred tax assets H4 1,012 755 Current tax recoverable H4 404 231 Accrued investment income G1, H5 1,900 1,791 Other debtors G1, H5 1,052 1,305 Total 6,446 6,270 Investments of long-term business, banking and other operations: Investment properties H7 14,491 13,180 Investments accounted for using the equity method H8 6 5 Financial investments: G1 Loans and receivables 11,573 13,245 Equity securities and portfolio holdings in unit trusts 78,892 71,985 Debt securities 81,719 82,471 Other investments 5,401 3,879 Deposits 7,759 7,627 Total 199,841 192,392 Held for sale assets H9 463 728 Cash and cash equivalents H10 5,071 3,586

Total assets B5 216,520 207,436

Primary statements

A B C D E F G H I

company Parent EEV

102 Prudential plc Annual Report 2006

Group financial statements
Primary statement: Consolidated balance sheet

Equity and liabilities

	Note	2006 £m	2005 £m
Equity			
Shareholders' equity	H11	**5,488**	5,194
Minority interests		**132**	172
Total equity		**5,620**	5,366
Liabilities			
Banking customer accounts	G1	**5,554**	5,830
Policyholder liabilities and unallocated surplus of with-profits funds:			
Insurance contract liabilities	H12	**123,213**	120,436
Investment contract liabilities with discretionary participation features	G1	**28,733**	26,523
Investment contract liabilities without discretionary participation features	G1	**13,042**	12,026
Unallocated surplus of with-profits funds	H12	**13,599**	11,330
Total		**178,587**	170,315
Core structural borrowings of shareholder-financed operations:			
Subordinated debt (other than Egg)	H13	**1,538**	1,646
Other	H13	**1,074**	1,093
		2,612	2,739
Egg subordinated debt	H13	**451**	451
Total	G1, H13	**3,063**	3,190
Other borrowings:			
Operational borrowings attributable to shareholder-financed operations	G1, H13	**5,609**	6,432
Borrowings attributable to with-profits funds	G1, H13	**1,776**	1,898
Other non-insurance liabilities:			
Obligations under funding, securities lending and sale and repurchase agreements	G1	**4,232**	4,529
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	G1	**2,476**	965
Current tax liabilities	H4	**1,303**	962
Deferred tax liabilities	H4	**3,882**	3,077
Accruals and deferred income	G1	**517**	506
Other creditors	G1	**1,398**	1,478
Provisions	H14	**464**	972
Other liabilities	G1, H15	**1,652**	1,770
Held for sale liabilities	H9	**387**	146
Total		**16,311**	14,405
Total liabilities	B5	**210,900**	202,070
Total equity and liabilities		**216,520**	207,436

The consolidated financial statements on pages 99 to 239 were approved by the Board of directors on 14 March 2007.

Sir David Clementi
Chairman

Mark Tucker
Group Chief Executive

Philip Broadley
Group Finance Director

Primary statements
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B
C
D
E
F
G
H
I
Parent company
EEV

Prudential plc Annual Report 2006 103

Group financial statements
Primary statement: Consolidated cash flow statement

Primary statements
A
B
C
D
E
F
G
H
I
Parent company
EEV

Consolidated cash flow statement

Year ended 31 December 2006

	Note	2006 £m	2005 £m
Cash flows from operating activities			
Profit before tax*		**2,071**	2,145
Changes in operating assets and liabilities:			
Investments		**(13,748)**	(21,462)
Banking customer accounts		**(276)**	(861)
Other non-investment and non-cash assets		**(232)**	(957)
Policyholder liabilities (including unallocated surplus)		**13,540**	21,113
Other liabilities (including operational borrowings)		**1,136**	180
Interest income and expense and dividend income included in profit before tax		**(10,056)**	(8,410)
Other non-cash items		**198**	0
Operating cash items:			
Interest receipts		**6,466**	5,946
Dividend receipts		**3,633**	2,680
Tax paid		**(523)**	(573)
Net cash flows from operating activities		**2,209**	(199)
Cash flows from investing activities			
Purchases of property, plant and equipment	H6	**(174)**	(160)
Proceeds from disposal of property, plant and equipment		**34**	6
Costs incurred on purchase of Egg minority interests	I6	**(6)**	–
Acquisition of subsidiaries, net of cash balances	I6	**(70)**	(68)
Disposal of subsidiaries, net of cash balances	I6	**114**	252
Net cash flows from investing activities		**(102)**	30
Cash flows from financing activities			
Structural borrowings of the Group:	H10		
Shareholder-financed operations:			
Issue		**–**	168
Redemption		**(1)**	(308)
Interest paid		**(204)**	(204)
With-profits operations:			
Interest paid		**(9)**	(9)
Equity capital:			
Issues of ordinary share capital	H11	**15**	3
Dividends paid	B3	**(323)**	(328)
Net cash flows from financing activities		**(522)**	(678)
Net increase (decrease) in cash and cash equivalents		**1,585**	(847)
Cash and cash equivalents at beginning of year		**3,586**	4,341
Effect of exchange rate changes on cash and cash equivalents		**(100)**	92
Cash and cash equivalents at end of year	H10	**5,071**	3,586

*Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits. It does not represent profit before tax attributable to shareholders.

104 Prudential plc Annual Report 2006

Group financial statements

Notes on the Group financial statements

Notes on the Group financial statements

A: Background and adoption of International Financial Reporting Standards (IFRS)

A1: Nature of operations

Prudential plc (the Company) together with its subsidiaries (collectively, the Group or Prudential) is an international financial services group with its principal operations in the UK, the US and Asia. The Group operates in the UK through its subsidiaries, primarily The Prudential Assurance Company Limited (PAC), Prudential Annuities Limited (PAL), Prudential Retirement Income Limited (PRIL), M&G Group Limited and Egg plc. On 29 January 2007 the Company announced that it had entered into a binding agreement to sell its Egg banking business to Citi, as described in note I8.

In the US, the Group’s principal subsidiary is Jackson National Life Insurance Company (Jackson). The Group also has operations in Hong Kong, Malaysia, Singapore, Taiwan and other Asian countries.

Prudential offers a wide range of retail financial products and services and fund management services throughout these territories. The retail financial products and services principally include life insurance, pensions and annuities as well as collective investments and deposit and mortgage banking services.

Long-term business products written in the UK and Asia are principally with-profits deposit administration, other conventional and unitised with-profits policies and non-participating pension annuities in the course of payment. Long-term business also includes linked business written in the UK and Asia. The principal products written by Jackson are interest-sensitive deferred annuities and whole-life policies, variable annuities, guaranteed investment contracts, fixed index deferred annuities and term life insurance.

Prudential plc is a public limited company incorporated and registered in England and Wales. The registered office is: Laurence Pountney Hill London EC4R 0HH

Registered number: 1397169

A2: Basis of preparation

The consolidated financial statements consolidate the Group and the Group’s interest in associates and jointly-controlled entities. The parent company financial statements present information about the Company as a separate entity and not about the Group. The consolidated financial statements have been prepared and approved by the directors in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). The Company has elected to prepare its parent company financial statements in accordance with UK Generally Accepted Accounting Principles (GAAP). These are presented on pages 240 to 249. In 2005, the Group early adopted the amendment to IAS 39, ‘The Fair Value Option’ and IAS 19, ‘Employee Benefits’ (as amended in 2004). The Group has applied all IFRS standards and interpretations adopted by the EU and effective at 31 December 2006.

A3: Critical accounting policies, estimates and judgements (a) Critical accounting policies

Prudential’s discussion and analysis of its financial condition and results of operations are based upon Prudential’s consolidated financial statements, which have been prepared in accordance with IFRS adopted for use in the EU. Were the Group to apply IFRS as published by the International Accounting Standards Board, as opposed to EU-adopted IFRS, no additional adjustments would be required. The preparation of these financial statements requires Prudential to make estimates and judgements that affect the reported amounts of assets, liabilities, and revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, Prudential evaluates its estimates, including those related to long-term business provisioning, the fair value of assets and the declaration of bonus rates. Prudential bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgements and uncertainties, and potentially give rise to different results under different assumptions and conditions. Prudential believes that its critical accounting policies are limited to those described below.

The critical accounting policies in respect of the items discussed below are critical for the Group’s results insofar as they relate to the Group’s shareholder-financed business, in particular for Jackson. The policies are not critical in respect of the Group’s with-profits business. Accordingly, explanation is provided in this note and cross-referenced notes as to why the distinction between with-profits business and shareholder-backed business is relevant.

Primary statements

A B C D E F G H I

company Parent EEV

Prudential plc Annual Report 2006 105

Group financial statements

Notes on the Group financial statements

Notes on the Group financial statements continued

A3: Critical accounting policies, estimates and judgements continued

The items discussed below and in cross-referenced notes explain the effect of changes in estimates and the effect of reasonably likely changes in the key assumptions underlying these estimates as of the latest balance sheet date so as to provide analysis that recognises the different accounting effects on profit and loss or equity. In order to provide relevant analysis that is appropriate to the circumstances applicable to the Group’s businesses, the explanations refer to types of business, fund structure, the relationship between asset and policyholder liability measurement, and the differences in the method of accounting permitted under IFRS 4 for accounting for insurance contract assets, policyholder liabilities and unallocated surplus of the Group’s with-profits funds.

Insurance contract accounting

With the exception of contracts described in note D1, the Group’s life assurance contracts are classified as insurance contracts and investment contracts with discretionary participating features. As permitted by IFRS 4, assets and liabilities of these contracts (see below) are accounted for under previously applied GAAP. Accordingly, except as described below, the modified statutory basis (MSB) of reporting as set out in the revised Statement of Recommended Practice (SORP) issued by the Association of British Insurers (ABI) in November 2003 has been applied for the 2006 and 2005 results.

From 1 January 2005, the Group has chosen to improve its accounting for UK regulated with-profits funds by the voluntary application of the UK accounting standard FRS 27, ‘Life Assurance’. Under this standard, the main accounting changes that were required for UK with-profits funds were: • derecognition of deferred acquisition costs and related deferred tax; and • replacement of MSB liabilities with adjusted realistic basis liabilities.

The primary effect of these changes was to fundamentally alter the basis of accounting and carrying value of deferred acquisition costs (as set out in note H2) and the reported level of unallocated surplus of with-profits funds (as set out in note H12) from 1 January 2005. Under UK GAAP, the fund for future appropriations (FFA) represented the excess of assets over policyholder liabilities for the Group’s with-profits funds. Under IFRS the FFA is termed unallocated surplus and the Group has opted to account for it wholly as a liability with no allocation to equity. This treatment reflects the fact that shareholders’ participation in the cost of bonuses arises only on distribution. As a consequence of this accounting treatment, shareholder profits on with-profits business continue to reflect the one-ninth cost of declared bonus previously applied under UK GAAP.

For Jackson, applying the MSB as applicable to overseas operations, the assets and liabilities of insurance contracts are accounted for under insurance accounting prescribed by US GAAP. For Asian operations the local GAAP is applied with adjustments, where necessary, to comply with UK GAAP. For Asian operations in countries where local GAAP is not well established and in which the business written is primarily non-participating business, US GAAP is used as the most appropriate proxy to local GAAP.

The usage of these bases of accounting has varying effects on the way in which product options and guarantees are measured. For UK regulated with-profits funds, for the 2006 and 2005 results, options and guarantees are valued on a market consistent basis. The basis is described in note D2(d)(ii). For other operations a market consistent basis is not applied under the accounting basis described in note A4. Details of the guarantees, basis of setting assumptions, and sensitivity to altered assumptions are described in notes D3 and D4.

Valuation and accounting presentation of fair value movements of derivatives and debt securities of Jackson

Under IAS 39, derivatives are required to be carried at fair value. Unless hedge accounting is applied, value movements on derivatives are recognised in the income statement.

For derivative instruments of Jackson, the Group has considered at length whether it is appropriate to undertake the necessary operational changes to qualify for hedge accounting so as to achieve matching of value movements in hedging instruments and hedged items in the performance statements. In reaching the decision a number of factors were particularly relevant. These were:

• IAS 39 hedging criteria has been designed primarily in the context of hedging and hedging instruments that are assessable as financial instruments that are either stand-alone or separable from host contracts, rather than, for example, duration characteristics of insurance contracts; • the high hurdle levels under IAS 39 of ensuring hedge effectiveness at the level of individual hedge transactions for specific transactions; • the difficulties in applying the macro hedge provisions under IAS 39 (which are more suited to banking arrangements) to Jackson’s derivative book; • the complexity of asset and liability matching of US life insurers such as those with Jackson’s product range; and finally • whether it is possible or desirable, without an unacceptable level of costs and restraint on commercial activity, to achieve the accounting hedge effectiveness required under IAS 39.

Primary statements

A B C D E F G H I

company Parent EEV

106 Prudential plc Annual Report 2006

Group financial statements        Notes on the Group financial statements

A3: Critical accounting policies, estimates and judgements continued

In this regard, the issues surrounding the IAS 39 application are very similar to those considered by other US life insurers when the US financial reporting standard FAS 133 was first applied for US GAAP reporting. Taking account of these considerations the Group has decided that, except for certain minor categories of derivatives, it is not appropriate to seek to achieve hedge accounting under IAS 39 by completely reconfiguring the structure of Jackson’s derivative book. As a result of this decision the total income statement results are more volatile as the movements in the value of Jackson’s derivatives are reflected within it.

Under IAS 39, unless carried at amortised cost (subject to impairment provisions where appropriate) under the held-to-maturity category, debt securities are also carried at fair value. The Group has chosen not to classify any financial assets as held-to-maturity. Debt securities of Jackson are designated as available-for-sale with value movements being recorded as movements within shareholders’ equity.

Presentation of results before tax

The total tax charge for the Group reflects tax that in addition to relating to shareholders’ profits is also attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. This is explained in more detail in note F5. However, pre-tax profits are determined after transfers to or from unallocated surplus of with-profits funds. These transfers are in turn determined after taking account of tax borne by with-profits funds. Consequently reported profit before the total tax charge is not representative of pre-tax profits attributable to shareholders. In order to provide a measure of pre-tax profits attributable to shareholders the Group has chosen to adopt an income statement presentation of the tax charge and pre-tax results that delineates between policyholder and shareholder components.

Supplementary analysis of results and earnings attributable to shareholders

With the exception of debt securities held by Jackson and Egg and assets classified as loans and receivables, all financial investments are designated as fair value through profit and loss. Short-term fluctuations in investment returns on such assets held by with-profits funds, and those of investment property for the accounting treatment is similarly based, do not affect reported shareholder results. This is because (i) unallocated surplus of with-profits funds are accounted for as liabilities and (ii) excess or deficits of income and expenditure of the funds over the required surplus for distribution are transferred to or from unallocated surplus. However, for shareholder-backed businesses the short-term fluctuations affect the result for the year and the Group provides additional analysis of results to provide information on results before and after short-term fluctuations in investment returns.

Previously under UK GAAP (i.e. prior to 2005), the Group used operating profit based on longer-term investment returns before amortisation of goodwill as a supplemental measure of its results. For the purposes of measuring operating profit, investment returns on shareholder-financed business were based on the expected longer-term rates of return. For debt securities, the longer-term returns (including losses arising on the recognition of permanent diminutions in value) were averaged over five years for inclusion in operating profit. Under IFRS, the Group continues to use operating profit based on longer-term investment returns as a supplemental measure of its results, although the basis of calculation has been improved, as disclosed in note A4(d).

(b) Critical accounting estimates and judgements            Investments        Determining the fair value of unquoted investments

The Group holds financial investments which are not quoted on active markets. Their fair values are determined in full or in part by using valuation techniques. If the market for a financial investment of the Group is not active, the Group establishes fair value by using quotations from independent third parties, such as brokers or by using valuation techniques. The fair values of investments valued using a valuation technique at 31 December 2006 was £4,548 million (31 December 2005: £4,947 million). The valuation techniques include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and enterprise valuation and may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. Additional details are explained in note G1.

Determining impairments relating to financial assets        Available-for-sale securities

Financial investments carried on an available-for-sale basis are represented by Jackson’s and Egg’s debt securities portfolio. These are considered to be impaired if there has been a significant or prolonged period of decline in fair value below its amortised cost or if there is objective evidence of impairment. The consideration of this requires management’s judgement. Among the factors considered is whether the decline in fair value results from a change in quality of the security itself, or from a downward movement in the market as a whole and the likelihood of recovering the carrying value based on the current and short-term prospects of the issuer.

Unrealised losses that are considered to be primarily the result of market conditions, such as increasing interest rates, unusual market volatility, or industry-related events, and where the Group also believes there is a reasonable expectation for recovery and, furthermore, it has the intent and ability to hold the investment until maturity or the market recovers, are usually determined to be temporary. Prudential’s review of fair value involves several criteria, including economic conditions, credit loss experience, other issuer-specific developments and future cash flows. These assessments are based on the best available information at the time. Factors such as market liquidity, the widening of bid/ask spreads and a change in cash flow assumptions can contribute to future price volatility. If actual experience differs negatively from the assumptions and other considerations used in the consolidated financial statements, unrealised losses currently in equity may be recognised in the income statement in future periods. Additional details are described in note G5.

Primary statements        A B C D E F G H I        company Parent EEV

Prudential plc Annual Report 2006 107

Group financial statements

Notes on the Group financial statements

Notes on the Group financial statements continued

A3: Critical accounting policies, estimates and judgements continued

Assets held at amortised cost

Loans and receivables are carried at amortised cost using the effective interest rate method. The loans and receivables include loans collateralised by mortgages, deposits and loans to policyholders. For these assets, the Group measures the amount of any impairment loss by comparing the carrying amount of the asset with the present value of its estimated future cash flows.

In estimating future cash flows, the Group looks at the expected cash flows of the assets and applies historical loss experience of assets with similar credit risks that has been adjusted for conditions in the historical loss experience which no longer exist or for conditions that are expected to arise. The estimated future cash flows are discounted using the financial asset’s original or variable effective interest rate and exclude credit losses that have not yet been incurred.

The risks inherent in reviewing the impairment of any investment include the risk that market results may differ from expectations; facts and circumstances may change in the future and differ from estimates and assumptions; or the Group may later decide to sell the security as a result of changed circumstances.

The principal holdings of loans and receivables where credit risk is of particular significance are loans and advances to customers held by Egg. Egg has significant concentrations of credit risk in respect of its unsecured lending on credit cards, personal loans and mortgage lending secured on property in the UK. The table in note E5 details the movements in the allowance for losses on such loans and advances. Changes in the estimates of credit risk in any reporting period could result in a change in the allowance for losses on the loans and advances.

Insurance contracts

Product classification

IFRS 4 requires contracts written by insurers to be classified as either ‘insurance contracts’ or ‘investment contracts’ depending on the level of insurance risk transferred. If significant insurance risk is transferred by the contract then it is classified as an insurance contract. Contracts that transfer financial risk but not significant insurance risk are termed investment contracts. Furthermore, some contracts, both insurance and investment, contain discretionary participation features representing the contractual right to receive additional benefits as a supplement to guaranteed benefits: (a) that are likely to be a significant portion of the total contract benefits; (b) whose amount or timing is contractually at the discretion of the insurer; and (c) that are contractually based on asset or fund performance, as discussed in IFRS 4.

Accordingly, insurers must perform a product classification exercise across their portfolio of contracts issued to determine the allocation to these various categories. IFRS 4 permits the continued usage of previously applied GAAP for insurance contracts and investment contracts with discretionary participating features. Except for UK regulated with-profits funds, as described subsequently, this basis has been applied by the Group.

For investment contracts that do not contain discretionary participating features, IAS 39 and, where the contract includes an investment management element, IAS 18, apply measurement principles to assets and liabilities attaching to the contract that may diverge from those previously applied. The principal lines of business for which measurement changes arose on adoption of IFRS are certain unit-linked savings and similar contracts in the UK. Further details of this exercise are given in note D1.

Valuation assumptions

(i) Contracts of with-profits funds

The Group’s insurance contracts and investment contracts with discretionary participating features are primarily with-profits and other protection type policies. For UK regulated with-profits funds, the contract liabilities are valued by reference to the UK Financial Services Authority’s (FSA) realistic basis. In aggregate, this basis has the effect of placing a value on the liabilities of UK with-profits contracts, which reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances. The basis of determining liabilities for the Group’s with-profits business has little or no effect on the results attributable to shareholders. This is because movements on liabilities of the with-profits funds are absorbed by the unallocated surplus. The unallocated surplus represents the excess of assets over liabilities that have yet to be appropriated between policyholders and shareholders. Except through indirect effects, or in remote circumstances as described below, changes to liability assumptions are therefore reflected in the carrying value of the unallocated surplus rather than shareholders’ equity.

A detailed explanation of the basis of liability measurement is contained in note D2(d)(ii).

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The Group’s other with-profits contracts are written in with-profits funds that operate in some of the Group’s Asian operations. The liabilities for these contracts and those of Prudential Annuities Limited, which is a subsidiary company of the PAC with-profits funds, are determined differently. For these contracts the liabilities are estimated using actuarial methods based on assumptions relating to premiums, interest rates, investment returns, expenses, mortality and surrenders. The assumptions to which the estimation of these reserves is particularly sensitive are the interest rate used to discount the provision and the assumed future mortality experience of policyholders. For liabilities determined using the basis described above for UK regulated with-profits funds, and the other liabilities described in the preceding paragraph, changes in estimates arising from the likely range of possible changes in underlying key assumptions have no direct impact on the reported profit.

This lack of sensitivity reflects the with-profits fund structure, basis of distribution, and the application of previous GAAP to the unallocated surplus of with-profits funds as permitted by IFRS 4. Changes in liabilities of these contracts that are caused by altered estimates are absorbed by the unallocated surplus of the with-profits funds. As noted previously, the unallocated surplus is accounted for as a liability and thus, except in the remote circumstances where support for the funds by shareholders’ funds was required, changes in its level do not directly affect shareholders’ equity. The Company’s obligations and more detail on such circumstances are described in note H14.

(ii) Other contracts

Contracts, other than those of with-profits funds, are written in shareholder-backed operations of the Group. The significant shareholder-backed product groupings and the factors that may significantly affect IFRS results due to experience against assumptions or changes of assumptions vary significantly between business units. For some types of business the effect of changes in assumptions may be significant, whilst for others, due to the nature of the product, assumption setting may be of less significance. The nature of the products and the significance of assumptions are discussed in notes D2, D3 and D4. From the perspective of shareholder results the key sensitivity relates to assumed future investment returns for the Taiwan life operation as described in note D4.

Jackson

Jackson offers individual fixed annuities, fixed index annuities, immediate annuities, variable annuities, individual and variable life insurance and institutional products. With the exception of institutional products and an incidental amount of business for annuity certain contracts, which are accounted for as investment contracts under IAS 39, all of Jackson life assurance contracts are accounted for under IFRS 4 as insurance contracts by applying US GAAP, the previous GAAP used before IFRS adoption. Under US GAAP the requirements of SFAS 60 ‘Accounting and Reporting for Insurance Enterprises’ and SFAS 97 ‘Accounting and Reporting by Insurance Enterprises for certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments’ apply to these contracts. The accounting requirements under these standards and the effect of changes in valuation assumptions are considered below for fixed annuity, variable annuity and traditional life insurance contracts.

Fixed annuity contracts, which are investment contracts under US GAAP terminology, are accounted for by applying in the first instance a retrospective deposit method to determine the liability for policyholder benefits. This is then augmented by potentially three additional amounts, namely deferred income, any amounts previously assessed against policyholders that are refundable on termination of the contract, and any premium deficiency, i.e., any probable future loss on the contract. These types of contract contain considerable interest rate guarantee features. Notwithstanding the accompanying market risk exposure, except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of Jackson’s fixed annuity products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement.

Variable annuity contracts written by Jackson may provide for guaranteed minimum death, income, or withdrawal features. In general terms, liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate assumptions. For variable annuity business the key assumption is the expected long-term level of equity market returns which for 2006 and 2005 was 8.4 per cent per annum determined using a mean reversion methodology. Likely changes to this percentage return are not expected to be significant.

These returns affect the level of future expected profits through their effects on the fee income with consequential impact on the amortisation of deferred acquisition costs as described below and the required level of provision for guaranteed minimum death benefit claims. For traditional life insurance contracts, provisions for future policy benefits are determined under SFAS 60 using the net level premium method and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviation. Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and the guaranteed minimum death benefit reserves, the profits of Jackson are relatively insensitive to changes in insurance risk.

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Notes on the Group financial statements continued

A3: Critical accounting policies, estimates and judgements continued

Asian operations

The insurance products written in the Group’s Asian operations principally cover with-profits business, unit-linked business, and other non-participating business. The results of with-profits business are relatively insensitive to changes in estimates and assumptions that affect the measurement of policyholder liabilities. As for the UK business, this feature arises because unallocated surplus is accounted for by the Group as a liability. The results of Asian unit-linked business are also relatively insensitive to changes in estimates or assumptions. The principal non-participating business in the Group’s Asian operations, for which changes in estimates and assumptions are important from year to year, is the traditional whole-life business written in Taiwan. The premiums for the in-force business for these contracts have been set by the regulator at different points for the industry as a whole. Premium rates were set to give a guaranteed minimum sum assured on death and a guaranteed surrender value on early surrender based on prevailing interest rates at the time of policy issue. Premium rates also included an allowance for mortality and expenses. The required rates of guarantee have fallen over time as interest rates have reduced from a high of eight per cent to current levels of around two per cent. The current low bond rates in Taiwan gives rise to a negative spread against the majority of these policies. The current cash costs of funding in force negative spread in Taiwan is around £40 million a year.

The profits attaching to these contracts are particularly affected by the rates of return earned, and estimated to be earned on, the assets held to cover liabilities and on future investment income and contract cash flows. Under IFRS, the insurance contract liabilities of the Taiwan business are determined on the US GAAP basis as applied previously under UK GAAP. Under this basis the policy liabilities are calculated on sets of assumptions, which are locked-in at the point of policy inception, and a deferred acquisition cost is held in the balance sheet.

The adequacy of the insurance contract liabilities is tested by reference to best estimates of expected investment returns on policy cash flows and reinvested income. The assumed earned rates are used to discount the future cash flows. The assumed earned rates consist of a long-term best estimate determined by consideration of long-term market conditions, and rates assumed to be earned in the trending in period. For 2005, it was projected that rates of return for Taiwanese bond yields would trend from the then current levels of some two per cent to 5.5 per cent by 31 December 2012. For 2006, it has been assumed that the longer-term bond rate will be attained one year later, i.e. by 31 December 2013.

The liability adequacy test results are sensitive to the attainment of the trended rates during the trending period. Based on the current asset mix, margins in other contracts that are used in the assessment of the liability adequacy tests, and currently assumed future rates of return, if interest rates were to remain at current levels in 2007, and the target date for attainment of the long-term bond yield deferred to 31 December 2014, the premium reserve, net of deferred acquisition costs, would be broadly sufficient. If interest rates were to remain at current levels in 2008 with a further one year delay in the progression period, then some level of write-off of deferred acquisition costs may be necessary. However, the amount of the charge based on current in-force business which is estimated at £70-90 million, is sensitive for the previously mentioned variables.

Furthermore, the actual amount of any write-off would be affected by the impact of new business written between 31 December 2006 and the future reporting dates to the extent that the business is taken into account as part of the liability adequacy testing calculations for the portfolio of contracts.

The adequacy of the liability is also sensitive to the level of the projected long-term rate. The current long-term assumption of 5.5 per cent has been determined on a prudent best estimate basis by reference to detailed assessments of the financial dynamics of the Taiwanese economy. In the event that the rate applied was altered, the carrying value of the deferred acquisition costs and policyholder liabilities would potentially be affected. Details of this sensitivity are shown in note D4(h)(ii).

Deferred acquisition costs

Significant costs are incurred in connection with acquiring new insurance business. Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the realistic FSA regime as described in note A4, these costs, which vary with, and are primarily related to, the production of new business, are capitalised and amortised against margins in future revenues on the related insurance policies. The recoverability of the asset is measured and the asset is deemed impaired if the projected future margins are less than the carrying value of the asset. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value of the deferred acquisition cost asset will be necessary.

The deferral and amortisation of acquisition costs is of most relevance to the Group’s results for shareholder-financed long-term business of Jackson and Asian operations. The majority of the UK shareholder-backed operations is for individual and group annuity business where the incidence of acquisition costs is negligible.

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Jackson National Life Insurance Company (Jackson)

For term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity business, acquisition costs are deferred and amortised in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the long-term spread between the earned rate and the rate credited to policyholders, which is based on the annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of the Jackson companies, industry experience and future expectations. A detailed analysis of actual experience is measured by the internally developed mortality studies.

For variable annuity business, as described above, the key assumption is the expected long-term level of equity market returns, which for 2006 and 2005 was 8.4 per cent per annum determined using a mean reversion methodology.

Asian operations

The key shareholder-backed Asian operation is the Taiwan life business.

The sensitivity of the results for this operation, including the potential effect on write-offs of deferred acquisition costs, is significant and is described above.

Pensions

The Group applies the requirements of IAS 19, ‘Employee benefits’, to its defined benefit pension schemes. Due to the inclusion of actuarial gains and losses in the income statement rather than being recognised directly in equity, the results of the Group are affected by changes in interest rates for corporate bonds that affect the rate applied to discount projected pension payments and changes in mortality assumptions.

The economic participation in the surplus or deficits attaching to the main Prudential Staff Pension Scheme (PSPS) and the smaller Scottish Amicable Pensions Scheme (SAPS) are shared between the PAC with-profits sub-fund (WPSF) and shareholder operations. The economic interest reflects the source of contributions over the scheme life, which in turn reflects the activity of the members during their employment. In the case of PSPS, at 31 December 2004, the attribution between the WPSF and shareholders’ funds was in the ratio 80/20. In 2005, following extensive analysis, this ratio was revised to 70/30 at 31 December 2005. Movements in the apportionment of the surplus or deficit for PSPS between the WPSF and shareholders’ funds in 2006 reflects the 70/30 ratio application to movements in the carrying value of assets and liabilities as at 31 December 2005 but with service cost and contributions for ongoing service apportioned by reference to the cost allocation for activity of current employees.

For SAPS the ratio for both 2006 and 2005 is estimated to be 50/50 between the WPSF and shareholders’ funds.

Deferred tax

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all the available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which the losses can be relieved. The UK taxation regime applies separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a capital or trading nature may affect the recognition of deferred tax assets. The judgements made, and uncertainties considered, in arriving at deferred tax balances in the financial statements are discussed in note H4.

Goodwill

Goodwill impairment testing requires the exercise of judgement by management as to prospective future cash flows.

A4: Significant accounting policies

(a) Financial instruments (other than long-term business contracts classified as financial instruments under IFRS 4)

Investment classification

Upon initial recognition, financial investments are measured at fair value. Subsequently, the Group is permitted under IAS 39, subject to specific criteria, to designate its investments as either financial investments at fair value through profit and loss, financial investments held on an available-for-sale basis, financial investments held-to-maturity or loans and receivables. The Group holds financial investments on the following bases: (i) Financial assets and liabilities at fair value through profit and loss – this comprises assets and liabilities designated by management as fair value through profit and loss on inception. These investments are measured at fair value with all changes thereon being recognised in investment income.

(ii) Financial investments on an available-for-sale basis – this comprises assets that are designated by management and/or do not fall into any of the other categories. These investments are carried at fair value. Interest income is recognised on an effective interest basis in the income statement. Unrealised gains and losses relating to changes in fair value are recognised in equity. Upon disposal or impairment, accumulated unrealised gains and losses are transferred from equity to the income statement as realised gains or losses.

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(iii) Loans and receivables – this comprises investments that have fixed or determinable payments and are not designated as fair value through profit and loss or available-for-sale. These investments include loans collateralised by mortgages, deposits, loans to policyholders and other unsecured loans and receivables. These investments are carried at amortised cost using the effective interest method.

The Group has designated certain financial assets as fair value through profit and loss as these assets are managed and their performance is evaluated on a fair value basis. These assets represent all of the Group’s financial assets except all loans and receivables and debt securities held by Jackson and Egg. Debt securities held by Jackson and Egg are accounted for on an available-for-sale basis. The use of the fair value option is consistent with the Group’s risk management and investment strategies.

The Group uses the trade date method to account for regular purchases and sales of financial assets with the exception of Egg’s loans and advances to customers which are on a settlement day basis.

Use of fair values

The Group uses current bid prices to value its quoted investments. Actively traded investments without quoted prices are valued using external broker bid prices. If there is no active established market for an investment, the Group applies an appropriate valuation technique such as a discounted cash flow technique.

Impairments

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets not held at fair value through profit and loss is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (a loss event) and that a loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Objective evidence that a financial asset or group of financial assets is impaired includes observable data that comes to the attention of the Group. For assets designated as available-for-sale, the impairment is measured as the difference between the amortised cost of the asset and its fair value which is removed from the available-for-sale reserve within equity and recognised in the income statement.

For loans and receivables carried at amortised cost, the impairment amount is the difference between amortised cost and the present value of the expected cash flows discounted at the original effective interest rate.

If, in subsequent periods, an impaired debt security held on an available-for-sale basis or an impaired loan or receivable recovers in value (in part or in full), and this recovery can be objectively related to an event occurring after the impairment, then the previously recognised impairment loss is reversed through the income statement (in part or in full).

Derivatives and hedge accounting

Derivative financial instruments are used to reduce or manage investment, interest rate and currency exposures, to facilitate efficient portfolio management and for investment purposes. The Group’s policy is that amounts at risk through derivative transactions are covered by cash or by corresponding assets.

The Group may designate certain derivatives as hedges. This includes fair value hedges, cash flow hedges and hedges of net investments in foreign operations. If the criteria for hedge accounting are met then the following accounting treatments are applied from the date at which the designation is made and the accompanying requisite documentation is in place: (i) Hedges of net investments in foreign operations – the effective portion of any change in fair value of derivatives or other financial instruments designated as net investment hedges are recognised in equity. The ineffective portion of changes in the fair value of the hedging instrument is recorded in the income statement. The gain or loss on the hedging instrument recognised directly in equity is recognised in the income statement on disposal of the foreign operation.

(ii) Fair value hedges – movements in the fair value of the hedged item attributable to the hedged risk are recognised in the income statement.

(iii) Cash flow hedges – the effective portion of changes in the fair value of derivatives designated as cash flow hedges is recognised in equity. Movements in fair value relating to the ineffective portion are booked in the income statement. Amounts recognised directly in equity are recorded in the income statement in the periods in which the hedged item affects profit or loss.

All derivatives that do not meet the relevant hedging criteria are carried at fair value with movements in fair value being recorded in the income statement.

Embedded derivatives

Embedded derivatives are held by various Group companies including Jackson and Egg. They are embedded within other non-derivative host financial instruments to create hybrid instruments. Where economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risks of the host instrument, and where the hybrid instrument is not measured at fair value with the changes in fair value recognised in the income statement, the embedded derivative is bifurcated and carried at fair value as a derivative in accordance with IAS 39.

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A4: Significant accounting policies continued

Securities lending including repurchase agreements

The Group is party to various securities lending agreements under which securities are loaned to third parties on a short-term basis. The loaned securities are not derecognised; rather, they continue to be recognised within the appropriate investment classification. The Group’s policy is that collateral in excess of 100 per cent of the fair value of securities loaned is required from all securities borrowers and typically consists of cash, debt securities, equity securities or letters of credit.

In cases where the Group takes possession of the collateral under its securities lending programme, the collateral, and corresponding obligation to return such collateral, are recognised in the consolidated balance sheet. To further minimise credit risk, the financial condition of counterparties is monitored on a regular basis.

Derecognition of financial assets and liabilities

The Group’s policy is to derecognise financial assets when it is deemed that substantially all the risks and rewards of ownership have been transferred. The Group also derecognises a financial asset when the contractual rights to the cash flows from the financial asset expire. Where the Group neither transfers nor retains substantially all the risks and rewards of ownership, the Group will derecognise the financial asset where it is deemed that the Group has not retained control of the financial asset.

Where the transfer does not result in the Group transferring the right to receive the cash flows of the financial assets, but does result in the Group assuming a corresponding obligation to pay the cash flows to another recipient, the financial assets are also accordingly derecognised providing all of the following conditions are met: • the Group has no obligation to pay amounts to the eventual recipients unless it collects the equivalent amounts from the original asset; • the Group is prohibited by the terms of the transfer contract from selling or pledging the original asset; and • the Group has an obligation to remit any cash flows it collects on behalf of the eventual recipients without material delay.

The Group derecognises financial liabilities only when the obligation specified in the contract is discharged, cancelled or has expired.

Securitisation of assets

Egg has issued debt securities in order to finance certain portfolios of loan and investment assets. These obligations are secured on Egg’s assets. The securitised assets and the related liabilities are presented gross within the relevant headings in the balance sheet under the ‘gross presentation’ method.

Borrowings

Although initially recognised at fair value, net of transaction costs, borrowings, excluding liabilities of consolidated collateralised debt obligations, are subsequently accounted for on an amortised cost basis using the effective interest method. Under the effective interest method, the difference between the redemption value of the borrowing and the initial proceeds (net of related issue costs) is amortised through the income statement to the date of maturity.

Financial liabilities designated at fair value through profit and loss

The Group has designated under IAS 39 classification certain financial liabilities at fair value through profit and loss as these instruments are managed and their performance evaluated on a fair value basis. These instruments include liabilities related to consolidated collateralised debt obligations and net assets attributable to unit holders of consolidated unit trusts and similar funds.

(b) Long-term business contracts

Income statement treatment

Premiums and claims

Premium and annuity considerations for conventional with-profits policies and other protection type insurance policies are recognised when due. Premiums and annuity considerations for linked policies, unitised with-profits and other investment type policies are recognised when received or, in the case of unitised or unit-linked policies, when units are issued. These amounts exclude any taxes or duties assessed based on premiums.

Policy fees charged on linked and unitised with-profits policies for mortality, asset management and policy administration are recognised as revenue when related services are provided.

Claims paid include maturities, annuities, surrenders and deaths. Maturity claims are recorded on the policy maturity date. Annuity claims are recorded when the annuity becomes due for payment. Surrenders are recorded when paid and death claims are recorded when notified. For investment contracts which do not contain discretionary participating features, the accounting reflects the deposit nature of the arrangement, with premiums and claims reflected as deposits and withdrawals and taken directly to the balance sheet.

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Notes on the Group financial statements continued

A4: Significant accounting policies continued

Acquisition costs

Costs of acquiring new insurance business, principally commissions, marketing and advertising costs and certain other costs associated with policy issuance and underwriting that are not reimbursed by policy charges, are specifically identified and capitalised as part of deferred acquisition costs (DAC), which are included as an asset in the balance sheet. The DAC asset in respect of insurance contracts is amortised against margins in future revenues on the related insurance policies, to the extent that the amounts are recoverable out of the margins. Recoverability of the unamortised DAC asset is assessed at the time of policy issue and reviewed if profit margins have declined. Under IFRS, investment contracts (excluding those with discretionary participation features) are required to be accounted for as financial liabilities in accordance with IAS 39 and, where relevant, the provisions of IAS 18 in respect of the attaching investment management features of the contracts. The Group’s investment contracts primarily comprise of certain unit-linked savings contracts in the UK and Asia and contracts with fixed and guaranteed terms in the US (such as guaranteed investment contracts and annuity-certains).

Incremental, directly attributable acquisition costs relating to the investment management element of these contracts are capitalised and amortised in line with the related revenue. If the contracts involve up-front charges, this income is also deferred and amortised through the income statement in line with contractual service provision.

UK regulated with-profits funds

The UK GAAP basis applied in 2004 was the MSB, which closely reflected the Peak 1 regulatory basis of the UK FSA.

Prudential’s long-term business written in the UK comprises predominantly life insurance policies under which the policyholders are entitled to participate in the returns of the funds supporting these policies. Business similar to this type is also written in certain of the Group’s Asian operations and subject to local market and regulatory conditions. Such policies are called with-profits policies. Prudential maintains with-profits funds within the Group’s long-term business funds, which segregate the assets and liabilities and accumulate the returns related to that with-profits business. The amounts accumulated in these with-profits funds are available to provide for future policyholder benefit provisions and for bonuses to be distributed to with-profits policyholders. The bonuses, both annual and final, reflect the right of the with-profits policyholders to participate in the financial performance of the with-profits funds. Shareholders’ profits with respect to bonuses declared on with-profits business correspond to the shareholders’ share of the cost of bonuses as declared by the Board of directors. The shareholders’ share currently represents one-ninth of the cost of bonuses declared for with-profits policies. Annual bonuses are declared and credited each year to with-profits policies. The annual bonuses increase policy benefits and, once credited, become guaranteed. Annual bonuses are charged to the profit and loss account in the year declared. Final bonuses are declared each year and accrued for all policies scheduled to mature and for death benefits expected to be paid during the next financial year. Final bonuses are not guaranteed and are only paid on policies that result from claims through the death of the policyholder or maturity of the policy within the period of declaration or by concession on surrender. No policyholder benefit provisions are recorded for future annual or final bonus declarations.

From 1 January 2005, the previous UK GAAP basis was replaced under a policy improvement to align with the UK accounting standard FRS 27, ‘Life Assurance’.

FRS 27 is underpinned by the FSA’s Peak 2 basis of reporting. This Peak 2 basis, which came into effect for the first time for 2004 regulatory reporting, requires the value of liabilities to be calculated as: • a with-profits benefits reserve (WPBR); plus • future policy related liabilities (FPRL); plus • the realistic current liabilities of the fund.

The WPBR is primarily based on the retrospective calculation of accumulated asset shares but is adjusted to reflect future policyholder benefits and other outgoings. By contrast, the Peak 1 basis addresses, at least explicitly, only declared bonuses.

The FPRL must include a market consistent valuation of costs of guarantees, options and smoothing, less any related charges, and this amount is determined using either a stochastic approach, hedging costs or a series of deterministic projections with attributed probabilities. Under the Peak 1 basis there is an allowance on a deterministic basis for the intrinsic value of these costs.

The assumptions used in the stochastic models are calibrated to produce risk-free returns on each asset class. Volatilities of, and correlations between, investment returns from different asset classes are as determined by the Group’s Portfolio Management Group but are also market consistent.

The cost of guarantees, options and smoothing is very sensitive to the bonus, market value reduction (MVR) and investment policy the Group employs and therefore the stochastic modelling incorporates a range of management actions that would help to protect the fund in adverse scenarios. Substantial flexibility has been included in the modelled management actions in order to reflect the discretion that the Group retains in adverse investment conditions, thereby avoiding the creation of unreasonable minimum capital requirements. The management actions assumed are consistent with management’s policy for with-profits funds and the disclosures made in the publicly available Principles and Practices of Financial Management.

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A4: Significant accounting policies continued

Under FRS 27, the main changes that are required for UK with-profits funds are: • derecognition of deferred acquisition costs and related deferred tax; and

• replacement of MSB liabilities for with-profits business with adjusted realistic basis liabilities.

Adjusted realistic basis liabilities represent the Peak 2 basis realistic liabilities for with-profits business included in Form 19 of the FSA regulatory returns, but after excluding the element for the shareholders’ share of the future bonuses. This latter item is recognised as a liability for the purposes of regulatory returns but, for accounting purposes under FRS 27, consistent with the current basis of financial reporting, shareholder transfers are recognised only on declaration.

Unallocated surplus

The unallocated surplus represents the excess of assets over policyholder liabilities for the Group’s with-profits funds. In 2006 and 2005, as allowed under IFRS 4, the Group has opted to continue to record unallocated surplus of with-profits funds wholly as a liability. The annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to (from) the unallocated surplus each year through a charge (credit) to the income statement. The balance retained in the unallocated surplus represents cumulative income arising on the with-profits business that has not been allocated to policyholders or shareholders. The balance of the unallocated surplus is determined after full provision for deferred tax on unrealised appreciation on investments.

Other insurance contracts (i.e. contracts which contain significant insurance risk as defined under IFRS 4)

For these contracts UK GAAP has been applied, which reflects the MSB. Under this basis the following approach applies:

Other UK insurance contracts

Other UK insurance contracts that contain significant insurance risk include unit-linked, annuity and other non-profit business. For the purposes of local regulations, segregated accounts are established for linked business for which policyholder benefits are wholly or partly determined by reference to specific investments or to an investment-related index. The interest rates used in establishing policyholder benefit provisions for pension annuities in the course of payment are adjusted each year. Mortality rates used in establishing policyholder benefit provisions were based on published mortality tables adjusted to reflect actual experience.

Overseas subsidiaries

The assets and liabilities of insurance contracts of overseas subsidiaries are determined initially using local GAAP bases of accounting with subsequent adjustments where necessary to comply with the Group’s accounting policies.

Jackson

The future policyholder benefit provisions for Jackson’s conventional protection-type policies are determined using the net level premium method under US GAAP principles and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviations. For non-conventional protection-type policies, the policyholder benefit provision included within policyholder liabilities in the consolidated balance sheet is the policyholder account balance.

For the business of Jackson, the determination of the expected emergence of margins, against which the amortisation profile of the DAC asset is established, is dependent on certain key assumptions. For single premium deferred annuity business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders. For variable annuity business, the key assumption is the expected long-term level of equity market returns which, for 2006 and 2005, was 8.4 per cent per annum implemented using a mean reversion methodology. These returns affect the level of future expected profits through their effects on fee income and the required level of provision for guaranteed minimum death benefit claims.

Jackson accounts for the majority of its investment portfolio on an available-for-sale basis (see investment policies above) whereby unrealised gains and losses are recognised directly in equity. As permitted by IFRS 4, Jackson has used shadow accounting. Under shadow accounting, to the extent that recognition of unrealised gains or losses on available-for-sale securities causes adjustments to the carrying value and amortisation patterns of deferred acquisition costs and deferred income, these adjustments are recognised directly in equity to be consistent with the treatment of the gains or losses on the securities.

Asian operations

The future policyholder benefit provisions for Asian businesses are determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with UK GAAP. For the Hong Kong business, which is a branch of the PAC, and the Singapore and Malaysian operations the valuation principles and sensitivities to changes of assumptions of conventional with-profits and other protection-type policies are similar to those described above for equivalent products written by the UK operations.

For Asian operations in countries where local GAAP is not well established and in which the business written is primarily non-participating and linked business, US GAAP is used as the most appropriate proxy to local GAAP. The future policyholder benefit provisions for non-linked business are determined using the net level premium method, with an allowance for surrenders, maintenance and claim expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business.

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Notes on the Group financial statements continued

A4: Significant accounting policies continued

Although the basis of valuation of Prudential’s overseas operations is in accordance with the requirements of the Companies Act 1985 and ABI SORP, the valuation of policyholder benefit provisions for these businesses may differ from that determined on a UK MSB for UK operations with the same features.

Liability adequacy

The Group performs liability adequacy testing on its insurance provisions to ensure that the carrying amounts of provisions (less related deferred acquisition costs and present value of in-force business – see policy on Business Acquisitions and Disposals) is sufficient to cover current estimates of future cash flows. When performing the liability adequacy test, the Group discounts all contractual cash flows and compares this amount to the carrying value of the liability. Any deficiency is immediately charged to the income statement.

Reinsurance

In the normal course of business, the Group seeks to reduce loss exposure by reinsuring certain levels of risk in various areas of exposure with other insurance companies or reinsurers. An asset or liability is recognised in the consolidated balance sheet representing premiums due to or payments due from reinsurers and the share of losses recoverable from reinsurers. The measurement of reinsurance assets is consistent with the measurement of the underlying direct insurance contracts.

Gains arising on the purchase of reinsurance contracts by Jackson are deferred and amortised over the contract duration. Any loss is recognised in the income statement immediately.

Investment contracts (contracts which do not contain significant insurance risk as defined under IFRS 4)

For investment contracts with discretionary participation features, the accounting basis is consistent with the accounting for similar with-profits insurance contracts. Other investment contracts are accounted for on a basis that reflects the hybrid nature of the arrangements whereby part is accounted for as a financial instrument under IAS 39 and the investment management service component is accounted for under IAS 18.

For those investment contracts in the US with fixed and guaranteed terms, the Group uses the amortised cost model to measure the liability. On contract inception, the liability is measured at fair value less incremental, directly attributable acquisition costs. Remeasurement at future reporting dates is on an amortised cost basis utilising an effective interest rate methodology whereby the interest rate utilised discounts to the net carrying amount of the financial liability.

Those investment contracts without fixed and guaranteed terms are designated at fair value through profit and loss. Fair value is based upon the fair value of the underlying assets of the fund. Where the contract includes a surrender option its carrying value is subject to a minimum carrying value equal to its surrender value.

(c) Other assets, liabilities, income and expenditure

Basis of consolidation

The Group consolidates those entities it is deemed to control. The degree of control is determined by the ability of the Group to govern the financial and operating policies of an entity in order to obtain benefits. Consideration is given to other factors such as potential voting rights. The Group has consolidated some special purpose entities (SPEs), such as funds holding collateralised debt obligations (CDOs) where equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. These SPEs are consolidated because the Group is deemed to control them under IFRS.

The Group holds investments in internally and externally managed Open-ended Investment Companies (OEICs) and unit trusts. The Group’s percentage ownership levels in these entities can fluctuate from day to day according to changes in the Group’s and third party participation in the funds. In instances where the Group’s ownership of internally managed funds declines marginally below 50 per cent and, based on historical analysis and future expectations the decline in ownership is expected to be temporary, the funds continue to be consolidated as subsidiaries under IAS 27.

Where the Group exercises significant influence or has the power to exercise significant influence over an entity, generally through ownership of 20 per cent or more of the entity’s voting rights, but does not control the entity, then this is considered to be an investment in an associate. With the exception of those referred to below, the Group’s investments in associates are recorded at the Group’s share of the associates’ net assets. The carrying value of investments in associates is adjusted each year for the Group’s share of the entities’ profit or loss. This does not apply to investments in associates held by the Group’s insurance or investment funds including the venture capital business or mutual funds and unit trusts, which are carried at fair value through profit and loss.

The Group’s investments in joint ventures are recognised using proportional consolidation whereby the Group’s share of an entity’s individual balances are combined line-by-line with similar items into the Group financial statements.

Other interests in entities, where significant influence is not exercised, are carried as investments at fair value through profit and loss.

Primary statements

A B C D E F G H I

company Parent EEV

116 Prudential plc Annual Report 2006

Group financial statements

Notes on the Group financial statements

A4: Significant accounting policies continued

The consolidated financial statements of the Group include the assets, liabilities and results of the Company and subsidiary undertakings in which Prudential has a controlling interest, using accounts drawn up to 31 December 2006 except where entities have non-coterminous year ends. In such cases, the information consolidated is based on the accounting period of these entities and is adjusted for material changes up to 31 December. Accordingly, the information consolidated is deemed to cover the same period for all entities throughout the Group. The results of subsidiaries are included in the financial statements from the date acquired to the effective date of disposal. All inter-company transactions are eliminated on consolidation. Results of investment management activities include those for managing internal funds.

Investment properties

Investments in tenant occupied leasehold and freehold properties are carried at fair value, with changes in fair value included in the income statement. Properties are valued annually either by the Group’s qualified surveyors or professional external valuers using the Royal Institution of Chartered Surveyors (RICS) guidelines. The RICS guidelines apply separate assumptions to the value of the land, buildings and tenancy associated with each property. Each property is externally valued at least once every three years. The cost of additions and renovations is capitalised and considered when estimating fair value.

Leases of investment property where the Group has substantially all the risks and rewards of ownership are classified as finance leases (leasehold property). Finance leases are capitalised at the lease’s inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. Where a lease has a contingent rent element, the rent is calculated in accordance with individual lease terms and charged as an expense as incurred.

Pension schemes

The Group operates a number of pension schemes around the world. The largest of these schemes is the PSPS, a defined benefit scheme. The Group also operates defined contribution schemes. Defined contribution schemes are schemes where the Company pays contributions into a fund and the Company has no legal or constructive obligation to pay further contributions should the assets of that fund be insufficient to pay the employee benefits relating to employee service in both current and prior periods. Defined benefit schemes are post-employment benefit plans that are not defined contribution schemes.

For the Group’s defined benefit schemes, if the present value of the defined benefit obligation exceeds the fair value of the scheme assets, then a liability is recorded in the Group’s balance sheet. The Group utilises the projected unit credit method to calculate the defined benefit obligation. Estimated future cash flows are then discounted at a high-quality corporate bond rate to determine its present value. These calculations are performed by independent actuaries.

The plan assets of the Group’s pension schemes exclude several insurance contracts that have been issued by the Group. These assets are excluded from plan assets in determining the pension obligation recognised in the consolidated balance sheet.

The aggregate of the actuarially determined service costs of the currently employed personnel and the unwind of discount on liabilities at the start of the period, less the expected investment return on scheme assets at the start of the period, is charged to the income statement. Actuarial gains and losses as a result of changes in assumptions or experience variances are also charged or credited to the income statement.

Contributions to the Group’s defined contribution schemes are expensed when due. Once paid, the Group has no further payment obligations. Any prepayments are reflected as an asset on the balance sheet.

Share-based payments

The Group offers share award and option plans for certain key employees and a Save As You Earn (SAYE) plan for all UK and certain overseas employees. The arrangements for distribution to employees of shares held in trust relating to share award plans and for entitlement to dividends depend upon the particular terms of each plan. Shares held in trust relating to these plans are conditionally gifted to employees.

The compensation expense charged to the income statement is primarily based upon the fair value of the options granted, the vesting period and the vesting conditions. The Group revises its estimate of the number of options likely to be exercised at each balance sheet date and adjusts the charge to the income statement accordingly. Where the share-based payment depends upon vesting outcomes attaching to market-based performance conditions, additional modelling is performed to estimate the fair value of the awards. No subsequent adjustment is then made to the fair value charge for awards that do not vest on account of these performance conditions not being met.

The Company has established trusts to facilitate the delivery of Prudential plc shares under employee incentive plans and savings-related share option schemes. None of the trusts that hold shares for employee incentive and savings plans continue to hold these shares once they are issued to employees. The cost to the Company of acquiring these treasury shares held in trusts is shown as a deduction from shareholders’ equity.

Primary statements

A B C D E F G H I

company Parent EEV

Prudential plc Annual Report 2006 117

Group financial statements        Notes on the Group financial statements        Notes on the Group financial statements continued

A4: Significant accounting policies continued            Tax

The Group’s UK subsidiaries each file separate tax returns. Jackson and other foreign subsidiaries, where permitted, file consolidated income tax returns. In accordance with UK tax legislation, where one domestic UK company is a 75 per cent owned subsidiary of another UK company or both are 75 per cent owned subsidiaries of a common parent, the companies are considered to be within the same UK tax group. For companies within the same tax group, trading profits and losses arising in the same accounting period may be offset for purposes of determining current and deferred taxes.

Current tax expense is charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. To the extent that losses of an individual UK company are not offset in any one year, they can be carried back for one year or carried forward indefinitely to be offset against profits arising from the same company.

Deferred taxes are provided under the liability method for all relevant temporary differences, being the difference between the carrying amount of an asset or liability in the balance sheet and its value for tax purposes. IAS 12, ‘Income Taxes’ does not require all temporary differences to be provided for, in particular, the Group does not provide for deferred tax on undistributed earnings of subsidiaries where the Group is able to control the timing of the distribution and the temporary difference created is not expected to reverse in the foreseeable future. The tax effects of losses available for carry forward are recognised as an asset. Deferred tax assets are only recognised when it is probable that future taxable profits will be available against which these losses can be utilised. Deferred tax related to charges or credits taken directly to equity is also credited or charged directly to equity and is subsequently recognised in the income statement together with the deferred gain or loss.

The tax charge for long-term business includes tax expense on with-profits funds attributable to both the policyholders and the shareholders. Different tax rules apply under UK law depending upon whether the business is life insurance or pension business. Tax on the life insurance business is based on investment returns less expenses attributable to that business. Tax on the pension business is based on the shareholders’ profits or losses attributable to that business. The shareholders’ portion of the long-term business is taxed at the shareholders’ rate with the remaining portion taxed at rates applicable to the policyholders.

Basis of presentation of tax charges

Historically, under Companies Act requirements, tax charges attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies were charged, together with tax charges attributable to the long-term business result attributable to shareholders, as an expense in the long-term business technical account of the profit and loss account. In the non-technical section (i.e. the summary profit and loss section attributable to shareholders) the post-tax balance transferred from the long-term business technical account was grossed up by attributable shareholder tax to derive the pre-shareholder tax long-term business result. Tax charges in the non-technical account reflected the aggregate of the shareholder tax on the long-term business result and on the Group’s other results.

Under UK Listing Authority rules, profit before tax is required to be presented. This requirement, coupled with the fact that IFRS does not contemplate tax charges which are attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies, necessitates the reporting of total tax charges within the presented results. The result before all taxes (i.e. ‘profit before tax’ as shown in the income statement) represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders. Separately within the income statement, ‘profit before tax attributable to shareholders’ is shown after deduction of taxes attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. Tax charges on this measure of profit reflect the tax charges attributable to shareholders. In determining the tax charges attributable to shareholders, the Group has applied a methodology consistent with that previously applied under UK GAAP reflecting the broad principles underlying the tax legislation of life assurance companies.

Property, plant and equipment

All property, plant and equipment such as owner occupied property, computer equipment and furniture and fixtures, are carried at depreciated cost. Costs including expenditure directly attributable to the acquisition of the assets are capitalised. Depreciation is calculated and charged on a straight-line basis over an asset’s estimated useful life. The residual values and useful lives are reviewed at each balance sheet date. If the carrying amount of an asset is greater than its recoverable amount then its carrying value is written down to that recoverable amount.

Leasehold improvements to owner occupied property are depreciated over the life of the lease. Assets held under finance leases are capitalised at their fair value.

Business acquisitions and disposals

Business acquisitions are accounted for by applying the purchase method of accounting, which adjusts the net assets of the acquired company to fair value at the date of purchase. The excess of the costs of acquisition over the fair value of the assets and liabilities of the acquired entity is recorded as goodwill. Should the fair value of the identifiable assets and liabilities of the entity exceed the cost of acquisition then this amount is recognised immediately in the income statement. Income and expenses of acquired entities are included in the income statement from the date of acquisition. Revenues and expenses of entities sold during the period are included in the income statement up to the date of disposal. The gain or loss on disposal is calculated as the difference between sale proceeds, net of selling costs, less the net assets of the entity at the date of disposal.

Primary statements

A B C D E F G H I        company Parent EEV

118 Prudential plc Annual Report 2006

Group financial statements

Notes on the Group financial statements

A4: Significant accounting policies continued

For life insurance company acquisitions, the adjusted net assets include an identifiable intangible asset for the present value of in-force business which represents the profits that are expected to emerge from the acquired insurance business. The present value of in-force business is calculated using best estimate actuarial assumptions for interest, mortality, persistency and expenses and is amortised over the anticipated lives of the related contracts in the portfolio. An intangible asset may also be recognised in respect of acquired investment management contracts representing the fair value of contractual rights acquired under these contracts.

The Company uses the economic entity method to purchase minority interests. Under the economic entity method any difference between consideration and the share of net assets acquired is recorded directly in equity.

Goodwill

Goodwill arising on acquisitions of subsidiaries and businesses is capitalised and carried on the Group balance sheet as an intangible asset at initial value less any accumulated impairment losses. Goodwill impairment testing is conducted annually and when there is an indication of impairment. For the purposes of impairment testing, goodwill is allocated to cash generating units. These cash generating units reflect the smallest group of assets that includes the goodwill and generates cash flows that are largely independent of the cash inflows from other groups of assets. If the carrying amount of the cash generating unit exceeds its recoverable amount then the goodwill is considered impaired. Impairment losses are recognised immediately in the income statement and may not be reversed in future periods.

Acquired intangible assets

Intangible assets acquired on the purchase of a subsidiary or portfolio of contracts are valued at acquisition and carried at amortised cost. Amortisation calculated is charged on a straight-line basis over the estimated useful life of the assets. The residual values and useful lives are reviewed at each balance sheet date.

Cash and cash equivalents

Cash and cash equivalents consist of cash at bank and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments with less than 90 days maturity from the date of acquisition.

Rights of offset

Assets and liabilities in the consolidated financial statements are only reported on a net basis when there is a legally enforceable right to offset and there is an intention to settle on a net basis.

Segments

In accordance with IAS 14, ‘Segment Reporting’ the Group reports its results and certain other financial information by primary and secondary segments. The Group’s primary segments are its business segments, namely, long-term business, banking and broker-dealer and fund management. The Group’s secondary segments are its geographical segments, namely, UK, US and Asia.

Shareholders’ dividends

Dividends to shareholders are recognised as a liability in the period in which they are declared. Where scrip dividends are issued, the value of such shares, measured as the amount of the cash dividend alternative, is credited to reserves and the amount in excess of the nominal value of the shares issued is transferred from the share premium account to retained earnings.

Share capital

Where there is no obligation to transfer assets, shares are classified as equity. The difference between the proceeds received on issue of the shares, net of share issue costs, and the nominal value of the shares issued, is credited to share premium. Where the Company purchases shares for the purposes of employee incentive plans, the consideration paid, net of issue costs, is deducted from retained earnings. Upon issue or sale any consideration received is credited to retained earnings net of related costs.

Foreign exchange

The Group’s consolidated financial statements are presented in pounds sterling, the Group’s presentation currency. Accordingly, the results and financial position of foreign subsidiaries must be translated into the presentation currency of the Group from their functional currencies, i.e. the currency of the primary economic environment in which the entity operates. All assets and liabilities of foreign subsidiaries are converted at year end exchange rates whilst all income and expenses are converted at average exchange rates where this is a reasonable approximation of the rates prevailing on transaction dates. The impact of these currency translations is recorded as a separate component of equity.

Foreign currency borrowings that have been used to provide a hedge against Group equity investments in overseas subsidiaries, are translated at year end exchange rates and taken directly to shareholders’ equity. Other foreign currency monetary items are translated at year end exchange rates with changes recognised in the income statement. Foreign currency transactions are translated at the spot rate prevailing at the time.

Primary statements

A B C D E F G H I

company Parent EEV

Prudential plc Annual Report 2006 119

Group financial statements

Notes on the Group financial statements

Notes on the Group financial statements continued

A4: Significant accounting policies continued

(d) Presentation of supplementary analysis of profit before tax attributable to shareholders

The Group provides supplementary analysis of profit before tax attributable to shareholders that distinguishes operating profit based on longer-term investment returns from other constituent elements of the total profit.

Operating profit based on longer-term investment returns

Prior to the adoption of IFRS, under UK GAAP, the Group used operating profit based on longer-term investment returns before amortisation of goodwill as a supplemental measure of its results. For the purposes of measuring operating profit, investment returns on shareholder-financed business were based on the expected longer-term rates of return.

Under IFRS, the Group continues to use operating profit based on longer-term investment returns as a supplemental measure of its results. In determining profit on this basis the following key elements are applied to the results of the Group’s shareholder-financed operations.

(i) Debt securities and equity securities

Longer-term investment returns comprise income and longer-term capital returns. For debt securities the longer-term capital returns comprise two elements. These are a risk margin reserve based charge for expected defaults, which is determined by reference to the credit quality of the portfolio, and amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

(ii) Derivative value movements

Value movements for Jackson’s equity-based derivatives and variable annuity product embedded derivatives are included in operating profits based on longer-term investment returns. The inclusion of these movements is so as to broadly match with the results on the Jackson variable annuity book that pertain to equity market movements.

Other derivative value movements are excluded from operating results based on longer-term investment returns. These derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson’s bond portfolio (for which value movements are booked directly to shareholders’ equity rather than income statement) and product liabilities (for which US GAAP accounting does not reflect the economic features being hedged).

These key elements are of most importance in determining the operating results based on longer-term investment returns of Jackson.

Items excluded from operating profit based on longer-term investment returns

Items excluded from operating profit based on longer-term investment returns but included in profit before tax attributable to shareholders of continuing operations, include goodwill impairment charges, short-term fluctuations in investment returns (i.e. actual less longer-term returns), actuarial gains and losses on defined benefit pension schemes and exceptional items.

With the exception of derivatives used for managing equity exposure of Jackson and other derivatives where value movements match other items in operating results based on longer-term investment returns, value movements on derivatives held by Jackson are included within short-term fluctuations. For the purposes of distinguishing actuarial gains and losses on defined benefit pension schemes in this analysis, plan assets include Prudential policies held by the schemes.

Primary statements

A B C D E F G H I

company Parent EEV

120 Prudential plc Annual Report 2006

Group financial statements
Notes on the Group financial statements

A5: Adoption of IAS 32, IAS 39 and IFRS 4 at 1 January 2005

The standards of IAS 32, IAS 39 and IFRS 4 were adopted on 1 January 2005.

The principal effects of adopting these standards arose in the Group's UK long-term business contracts, Jackson's debt securities and derivative instruments and Egg's banking assets, liabilities and derivatives positions.

The following table demonstrates the effects of adoption of IAS 32, IAS 39 and IFRS 4 on the IFRS balance sheet at 1 January 2005.

		Effect of adoption of IAS 32, IAS 39 and IFRS 4					
	At 31 Dec 2004 £m	UK insurance operations (note i) £m	Jackson (note ii) £m	Banking and non-insurance operations (note iii) £m	Grossing-up and other format changes £m	Total effect £m	**At 1 Jan 2005 £m**
Assets							
Intangible assets attributable to shareholders:							
Goodwill	1,461						**1,461**
Deferred acquisition costs and acquired in-force value of long-term business	2,244	23	(456)			(433)	**1,811**
Total	3,705	23	(456)			(433)	**3,272**
Intangible assets attributable to PAC with-profits fund:							
In respect of acquired venture fund investment subsidiaries	858						**858**
Deferred acquisition costs	798	(765)				(765)	**33**
Total	1,656	(765)				(765)	**891**
Total	5,361	(742)	(456)			(1,198)	**4,163**
Other non-investment and non-cash assets:							
Property, plant and equipment	967						**967**
Reinsurers' share of policyholder liabilities	1,018						**1,018**
Deferred tax assets	827	10	67	7		84	**911**
Current tax recoverable	159						**159**
Accrued investment income	1,733			(50)		(50)	**1,683**
Other debtors	1,171		(1)	(49)		(50)	**1,121**
Total	5,875	10	66	(92)		(16)	**5,859**
Investments of long-term business, banking and other operations:							
Investment properties	13,303						**13,303**
Investments accounted for using the equity method	5						**5**
Financial investments:							
Loans and receivables	12,430	(55)		58		3	**12,433**
Equity securities and portfolio holdings in unit trusts	54,466	(21)				(21)	**54,445**
Debt securities	76,374	(76)	1,023	(2)		945	**77,319**
Other investments	2,537	1	234	89	95	419	**2,956**
Deposits	5,271	6	5		(27)	(16)	**5,255**
Total investments	164,386	(145)	1,262	145	68	1,330	**165,716**
Held for sale assets	100						**100**
Cash and cash equivalents	4,341						**4,341**
Total assets	180,063	(877)	872	53	68	116	**180,179**

Primary statements
A
B
C
D
E
F
G
H
I
Parent company
EEV

Prudential plc Annual Report 2006 121

Group financial statements
Notes on the Group financial statements
Primary statements A B C D E F G H I Parent company EEV

Notes on the Group financial statements continued

A5: Adoption of IAS 32, IAS 39 and IFRS 4 at 1 January 2005 continued

		Effect of adoption of IAS 32, IAS 39 and IFRS 4					
	At 31 Dec 2004 £m	UK insurance operations (note i) £m	Jackson (note ii) £m	Banking and non-insurance operations (note iii) £m	Grossing-up and other format changes £m	Total effect £m	**At 1 Jan 2005 £m**
Equity and liabilities							
Equity							
Shareholders' equity	4,489	(22)	273	(25)		226	**4,715**
Minority interests	137			(3)		(3)	**134**
Total equity	4,626	(22)	273	(28)		223	**4,849**
Liabilities							
Banking customer accounts	6,607			84		84	**6,691**
Policyholder liabilities and unallocated surplus:							
Insurance contract liabilities					103,582	103,582	**103,582**
Investment contract liabilities with discretionary participation features					22,661	22,661	**22,661**
Unallocated surplus of the with-profits funds:							
Reflecting application of 'realistic' basis provisions for UK regulated with-profits funds					8,315	8,315	**8,315**
Reflecting previous UK GAAP basis of provisioning	16,122	(7,807)			(8,315)	(16,122)	
Investment contract liabilities without discretionary participation features					9,788	9,788	**9,788**
Technical provisions in respect of non-linked business	104,996	7,020	(51)		(111,965)	(104,996)	
Technical provisions for linked liabilities	24,066				(24,066)	(24,066)	
Total policyholder liabilities	145,184	(787)	(51)		0	(838)	**144,346**
Core structural borrowings of shareholder-financed operations:							
Subordinated debt (other than Egg)	1,429				5	5	**1,434**
Other	1,368						**1,368**
	2,797				5	5	**2,802**
Egg subordinated debt	451						**451**
Total	3,248				5	5	**3,253**
Operational borrowings attributable to shareholder-financed operations	6,421		207	62	(13)	256	**6,677**
Borrowings attributable to with-profits funds	2,137						**2,137**
Other non-insurance liabilities:							
Obligations under funding, securities lending and sale and repurchase agreements	3,819						**3,819**
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	808						**808**
Current tax liabilities	1,018		(4)			(4)	**1,014**
Deferred tax liabilities	2,350	(91)	218	(6)		121	**2,471**
Accruals and deferred income	655			(88)		(88)	**567**
Other creditors	1,009	8		(54)		(46)	**963**
Provisions	1,006						**1,006**
Other liabilities	1,175	15	229	83	76	403	**1,578**
Total other non-insurance liabilities	11,840	(68)	443	(65)	76	386	**12,226**
Total liabilities	175,437	(855)	599	81	68	(107)	**175,330**
Total equity and liabilities	180,063	(877)	872	53	68	116	**180,179**

Notes
The changes shown above include the impact of remeasurement for:

(i) UK insurance operations

(a) The reduction in shareholders' equity of £22 million includes £20 million relating to certain unit-linked and similar contracts that do not contain significant insurance risk and are therefore categorised as investment contracts under IFRS 4.

122 Prudential plc Annual Report 2006

Group financial statements

Notes on the Group financial statements

A5: Adoption of IAS 32, IAS 39 and IFRS 4 at 1 January 2005 continued        Notes continued

(b) Changes to insurance assets and liabilities of the PAC with-profits fund following the improvement of accounting policy applied on adoption of IFRS 4. The changes correspond to those applicable if the Group had adopted FRS 27 under UK GAAP. As a result of the policy improvement, liabilities, deferred acquisition costs, deferred tax and unallocated surplus of UK regulated with-profits funds are remeasured as described in note A4. At 1 January 2005, the unallocated surplus is subject to a transition adjustment of £(7.8) billion. Shareholders’ equity is not affected by this change.

The unallocated surplus of £8.3 billion at 1 January 2005 post-IAS 39 and IFRS 4 adoption, comprises £8.0 billion for the PAC with-profits fund and £0.3 billion for Asian subsidiaries. The £8.0 billion for the PAC with-profits fund represents:

£bn

Regulatory basis realistic surplus of with-profits sub-fund and SAIF 6.0 Add back: regulatory basis provision for future shareholder transfers 2.9 Less: other adjustments to align with accounting basis (0.9) Accounts basis 8.0 (ii) Jackson Under IAS 39, Jackson’s debt securities and derivative financial instruments are remeasured to fair value from the lower of amortised cost and, if relevant, impaired value.

Fair value movements on debt securities, net of ‘shadow’ changes to deferred acquisition costs and related deferred tax are recorded directly to equity. Fair value movements on derivatives are recorded in the income statement.

(iii) Banking and non-insurance operations

Under IAS 39, for Egg, changes to opening equity at 1 January 2005 arise from altered policies for effective interest rate on credit card receivables, impairment losses on loans and advances, fair value adjustments on wholesale financial instruments and embedded derivatives in equity savings products. The net effect on shareholders’ equity of these changes, after tax, is a deduction of £15 million. A further £10 million reduction in equity arises on fair valuation of certain centrally held financial instruments and derivatives.

A6: New accounting pronouncements

The following standards, interpretations and amendments have either been effective and adopted in 2006 or have been issued but are not yet effective in 2006. This is not intended to be a complete list as only those standards, interpretations and amendments that are anticipated to have an impact upon the Group’s financial statements have been discussed.

Accounting pronouncements adopted in 2006

Amendment to IAS 39, ‘Cash Flow Hedge Accounting of Forecast Intra-Group Transactions’

Amendments in respect of cash flow hedge accounting of forecast intra-group transactions were issued in April 2005 to clarify the accounting treatment of certain foreign currency cash flow hedges. The amendments are effective for annual periods beginning on or after 1 January 2006.

Amendment to IAS 39 and IFRS 4, ‘Financial Guarantee Contracts’

Issued in August 2005, the amendments to IAS 39 and IFRS 4 in respect of financial guarantee contracts are effective for annual periods beginning on or after 1 January 2006. These amendments define a financial guarantee contract and address initial and subsequent measurement issues. These amendments apply even if the contract meets the definition of an insurance contract under IFRS 4 although they allow continuation of accounting under IFRS 4 if the contracts were considered to be insurance contracts and documented as such.

Amendment to IAS 21, ‘Net Investment in a Foreign Operation’

Issued in December 2005, the amendments to IAS 21 clarify the definition of a foreign operation and the recognition of exchange difference in a net investment in a foreign operation. The amendments are effective for annual periods beginning on or after 1 January 2006.

The adoption of these aforementioned amendments did not have a material impact on the financial statements of the Group.

Accounting pronouncements not yet effective

IFRS 7, ‘Financial Instruments: Disclosures’

IFRS 7 replaces IAS 30, ‘Disclosures in the Financial Statements of Banks and Similar Financial Institutions’, which dealt with disclosures for banking operations, and the disclosure requirements of IAS 32, ‘Financial Instruments: Disclosure and Presentation’. The latter, therefore, becomes a standard dealing wholly with presentation of financial instruments. IFRS 7 is intended to complement the principles for recognising, measuring and presenting financial assets and financial liabilities in IAS 32 and IAS 39, ‘Financial Instruments: Recognition and Measurement’. The objective of IFRS 7 is to require entities to provide disclosures in their financial statements to enable the users of financial statements to evaluate the significance of financial instruments for the entity’s financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. Consequential amendments have been made to other standards as a result of the release of IFRS 7, notably IAS 1, ‘Presentation of Financial Statements’, and IFRS 4, ‘Insurance Contracts’.

IFRS 7 was issued on 18 August 2005 and is effective for annual periods beginning on or after 1 January 2007.

Revised IFRS 4, ‘Implementation Guidance’

Revised IFRS 4, ‘Implementation Guidance’, was issued in December 2005 and is effective in conjunction with the adoption of IFRS 7 as discussed above. The revisions relate to disclosures around insurance contracts.

Primary statements        A B C D E F G H I        company Parent EEV

Prudential plc Annual Report 2006 123

Group financial statements

Notes on the Group financial statements

Notes on the Group financial statements continued

A6: New accounting pronouncements continued

Amendment to IAS 1, ‘Capital Disclosures’

As a result of the issue of IFRS 7, IAS 1 was amended in August 2005 to include a requirement to disclose information on the entity’s objectives, policies and processes for managing capital. This amendment will become effective for annual periods beginning on or after

1 January 2007.

IFRS 8, ‘Operating Segments’

IFRS 8 requires entities to adopt the ‘management approach’ to reporting the financial performance of its operating segments. The amount of each operating segment item to be reported is the measure reported to the chief operating decision maker, which in some instances will be non-GAAP. IFRS 8 will require the Group to provide an explanation of the basis on which the segment information is prepared and a reconciliation to the amount recognised in the Group’s consolidated financial statements. This standard is effective for accounting periods beginning on or after 1 January 2009.

IFRIC 9, ‘Reassessment of Embedded Derivatives’

IFRIC 9 will require the Group to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when it first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case a reassessment is required. This interpretation became effective for annual periods beginning on or after 1 June 2006.

IFRIC 10, ‘Interim Financial Reporting and Impairment’

IFRIC 10 addresses the apparent conflict between the requirements of IAS 34, ‘Interim Financial Reporting’, and those in other standards on the recognition and reversal in financial statements of impairment losses on goodwill and certain financial assets. IFRIC 10 states that any such impairment losses recognised in an interim financial statement may not be reversed in subsequent interim or annual financial statements. This interpretation became effective for annual periods beginning on or after 1 November 2006.

The Group is currently assessing the impact of the aforementioned standards, interpretations and amendments on its financial statements. The Group has not early adopted any of the above noted items.

Primary statements

A B C D E F G H I

companyParent EEV

124 Prudential plc Annual Report 2006

Group financial statements
Notes on the Group financial statements

B: Summary of results

B1: Supplementary analysis of profit from continuing operations before tax attributable to shareholders

This information is provided as supplementary information under the Group's accounting policies. It is not required by IFRS standards.

	2006 £m	2005 £m
UK operations		
UK insurance operations (note ii)	**500**	400
M&G	**204**	163
Egg	**(145)**	44
Total	**559**	607
US operations		
Jackson (notes ii and iii)	**398**	348
Broker-dealer and fund management (including Curian losses of £8m (2005: £10m))	**10**	14
Total	**408**	362
Asian operations		
Long-term business (note ii)	**189**	195
Fund management (note iv)	**50**	12
Development expenses	**(15)**	(20)
Total	**224**	187
Other income and expenditure		
Investment return and other income	**58**	87
Interest payable on core structural borrowings	**(177)**	(175)
Corporate expenditure:		
Group Head Office	**(83)**	(70)
Asia Regional Head Office	**(36)**	(30)
Charge for share-based payments for Prudential schemes (note viii)	**(10)**	(11)
Total	**(248)**	(199)
UK restructuring costs (note ix)	**(50)**	–
Operating profit from continuing operations based on longer-term investment returns (note i)	**893**	957
Goodwill impairment charge (note v)	**–**	(120)
Short-term fluctuations in investment returns on shareholder-backed business (note vi)	**162**	211
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes (note vii)	**167**	(50)
Profit from continuing operations before tax attributable to shareholders	**1,222**	998

Notes

(i) Operating profit based on longer-term investment returns

Operating profit based on longer-term investment returns is a supplemental measure of results. For the purposes of measuring operating profit, investment returns on shareholder-financed business are based on expected long-term rates of return. The expected long-term rates of return are intended to reflect historical real rates of return and, where appropriate, current inflation expectations adjusted for consensus economic and investment forecasts. The significant operations that require adjustment for the difference between actual and long-term investment returns are Jackson and certain businesses of the Group's Asian operations. The amounts included in operating results for long-term capital returns for debt securities comprise two components. These are a risk margin reserve based charge for expected defaults, which is determined by reference to the credit quality of the portfolio, and amortisation of interest-related gains and losses for operating results based on longer-term results to the date when sold bonds would otherwise have matured.

(ii) Effect of changes to assumptions, estimates and bases of determining life assurance liabilities

The results of the Group's long-term business operations are affected by changes of assumptions and bases of preparation. These are described in notes D2(f), D3(f) and D4(f). In particular, the operating result for UK insurance operations for 2006 has benefited from a credit of £46 million due to altered regulatory requirements, as explained in note D2(f), whilst the operating result for Asian long-term business in 2005 benefited by a net of £52 million for changes in Singapore and Taiwan as described in note D4(f).

(iii) Jackson – Summary of operating results

(a) IFRS basis operating profits include the following longer-term investment returns (net of related change in amortisation of deferred acquisition costs)

	2006 £m	2005 £m
Longer-term returns on debt securities:		
Amortisation of interest-related gains (net of related change in amortisation of deferred acquisition costs)	**38**	46
Risk margin reserve charge in respect of credit-related losses (net of related change in amortisation of deferred acquisition costs) (note b)	**(44)**	(45)
Total	**(6)**	1
Longer-term returns on equity type investments	**45**	38

Primary statements A B C D E F G H I Parent company EEV

Prudential plc Annual Report 2006 125

Group financial statements
Notes on the Group financial statements

Notes on the Group financial statements continued

Primary statements
A
B
C
D
E
F
G
H
I
Parent company
EEV

B1: Supplementary analysis of profit from continuing operations before tax attributable to shareholders continued

Notes continued

(b) The risk margin reserve (RMR) charge for 2006 is based on an average annual RMR of 23 basis points (2005: 24 basis points) on a book value of US$43.9bn (2005: US$43.3bn)

(iv) Asian fund management business
Operating profit for the Asian fund management business of £12 million for 2005 was determined after an exceptional cost of £16 million incurred in Taiwan due to bond fund restructuring required as a result of industry-wide regulatory change.

(v) Goodwill impairment charge
The charge for goodwill impairment of £120 million in 2005 related to the Japan life business. There was no impairment charge for goodwill in 2006. Further details of the Group's goodwill are shown in notes H1 and H2.

(vi) Short-term fluctuations in investment returns on shareholder-backed business
The fluctuations arise as follows:

	2006 £m	2005 £m
US operations:		
Movements in market value of derivatives (other than equity-based) used for economic hedging purposes	**34**	122
Actual less longer-term investment returns for other items	**20**	56
Asian operations	**134**	32
Other operations	**(26)**	1
	162	211

(vii) Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes

	2006 £m	2005 £m
Actuarial gains and losses		
Actual less expected return on scheme assets	**156**	544
Experience gains on liabilities	**18**	1
Gains (losses) on changes of assumptions for scheme liabilities	**311**	(489)
	485	56
Less: amount attributable to the PAC with-profits sub-fund	**(318)**	(58)
	167	(2)
Non-recurrent credit (charge)		
Shareholders' share of credit arising from reduction in level of assumed future discretionary increases for Prudential Staff Pension Scheme (PSPS) for pensions in payment to 2.5%	–	35
Losses on re-estimation of shareholders' share of deficits arising from the PSPS (a)	–	(63)
Strengthening in actuarial provisions for increase in ongoing contributions for future service of active scheme members (b)	–	(20)
	–	(48)
Total	**167**	(50)

(a) Up to 31 December 2004, the deficits arising on the PSPS had been assessed as being 80 per cent attributable to the PAC with-profits fund and 20 per cent to shareholder operations. In 2005, following additional analysis this apportionment was altered so that a ratio of 70/30 was applied to the PSPS deficit at 31 December 2005. For 2006, the opening deficit of the PSPS scheme has been allocated in the ratios 70/30 between the with-profits fund and shareholder-backed operations. The ratio has continued to be applied to movements in the financial position that relate to opening assets and liabilities. However, the service charge and contributions for ongoing service are allocated by reference to the cost allocation for current business.

(b) As a result of the April 2005 scheme valuation and subsequent discussions, the contribution levels for future ongoing service of active members were approximately doubled. The charge of £20 million in 2005 reflected the actuarial provision for this increase in expenses for certain insurance contracts.

Further details on the Group's defined benefit pension schemes are shown in note I1.

(viii) Share-based payments
The charge for share-based payments for Prudential schemes is for the SAYE and Group performance-related schemes.

(ix) UK restructuring costs are allocated as follows:

	£m
UK insurance operations	31
M&G	2
Egg	12
Unallocated corporate	5
	50

126 Prudential plc Annual Report 2006

Group financial statements
Notes on the Group financial statements

Primary statements | A | B | C | D | E | F | G | H | I | Parent company | EEV

B2: Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year, excluding those held in employee share trusts, which are treated as cancelled.

For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Group's only class of dilutive potential ordinary shares are those share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the year.

2006	Before tax (note B1) £m	Tax (note F5) £m	Minority interests £m	Net of tax and minority interests £m	Basic earnings per share Pence	Diluted earnings per share Pence
Based on operating profit based on longer-term investment returns	893	(257)	1	637	26.4p	26.4p
Short-term fluctuations in investment returns on shareholder-backed business	162	(40)	(2)	120	5.0p	5.0p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	167	(50)	–	117	4.8p	4.8p
Based on profit for the year	1,222	(347)	(1)	874	36.2p	36.2p

2005	Before tax (note B1) £m	Tax (note F5) £m	Minority interests £m	Net of tax and minority interests £m	Basic earnings per share Pence	Diluted earnings per share Pence
Based on operating profit based on longer-term investment returns	957	(186)	(10)	761	32.2p	32.2p
Adjustments arising from:						
Goodwill impairment charge	(120)	–	–	(120)	(5.1)p	(5.1)p
Short-term fluctuations in investment returns on shareholder-backed business	211	(70)	(2)	139	5.9p	5.9p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(50)	15	–	(35)	(1.5)p	(1.5)p
Based on profit for the year from continuing operations	998	(241)	(12)	745	31.5p	31.5p
Adjustment for post-tax results of discontinued operations	3	0	0	3	0.1p	0.1p
Based on profit for the year	1,001	(241)	(12)	748	31.6p	31.6p

Number of shares

A reconciliation of the weighted average number of ordinary shares used for calculating basic and diluted earnings per share is set out as below:

	2006 (millions)	2005 (millions)
Weighted average shares for calculation of basic earnings per share	2,413	2,365
Shares under option at end of year	10	13
Number of shares that would have been issued at fair value on assumed option exercise	(7)	(9)
Weighted average shares for calculation of diluted earnings per share	2,416	2,369

Prudential plc Annual Report 2006 127

Group financial statements
Notes on the Group financial statements

Notes on the Group financial statements continued

Primary statements
A
B
C
D
E
F
G
H
I
Parent company
EEV

B3: Dividends

	2006 £m	2005 £m
Dividends declared and paid in reporting period		
Parent company:		
Interim dividend (2006: 5.42p, 2005: 5.30p per share)	**131**	126
Final dividend for prior period (2005: 11.02p, 2004: 10.65p per share)	**267**	252
Subsidiary company payment to minority interests	**1**	2
Total	**399**	380

As a result of shares issued in lieu of dividends of £76 million (2005: £52 million), dividends paid in cash, as set out in the consolidated cash flow statement, were £323 million (2005: £328 million).

	2006 £m	2005 £m
Parent company dividends relating to reporting period:		
Interim dividend (2006: 5.42p, 2005: 5.30p per share)	**131**	126
Final dividend (2006: 11.72p, 2005: 11.02p per share)	**287**	267
Total	**418**	393

A final dividend of 11.72 pence per share was proposed by the directors on 14 March 2007. Subject to shareholders' approval, the dividend will be paid on 22 May 2007 to shareholders on the register at the close of business on 13 April 2007. The dividend will absorb an estimated £287 million of shareholders' funds. A scrip dividend alternative will be offered to shareholders.

B4: New business

Insurance products and investment products*

	Insurance products gross premiums		Investment products gross inflows		Total	
	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m
UK operations	**7,192**	7,193	**13,486**	7,916	**20,678**	15,109
US operations	**5,981**	5,023	**–**	–	**5,981**	5,023
Asian operations	**1,921**	1,485	**20,408**	18,457	**22,329**	19,942
Group total	**15,094**	13,701	**33,894**	26,373	**48,988**	40,074

128 Prudential plc Annual Report 2006

Group financial statements
Notes on the Group financial statements

B4: New business continued

Insurance products – new business premiums and contributions*

	Single		Regular		Annual premium and contribution equivalents	
	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m
UK insurance operations						
Direct to customer						
Individual annuities	**816**	720	**–**	–	**82**	72
Individual pensions and life	**60**	29	**9**	11	**15**	14
Department of Work and Pensions rebate business	**161**	244	**–**	–	**16**	24
Total	**1,037**	993	**9**	11	**113**	110
Business to business						
Corporate pensions	**536**	242	**162**	146	**216**	170
Individual annuities	**264**	212	**–**	–	**26**	21
Bulk annuities	**85**	511	**–**	–	**8**	51
Total	**885**	965	**162**	146	**250**	242
Intermediated distribution						
Life	**961**	1,112	**5**	6	**101**	118
Individual annuities	**919**	995	**–**	–	**92**	100
Individual and corporate pensions	**130**	108	**22**	25	**35**	36
Total	**2,010**	2,215	**27**	31	**228**	254
Partnerships						
Life	**840**	814	**3**	3	**87**	84
Individual and bulk annuities:						
Bulk annuity reinsurance from the Scottish Amicable Insurance Fund*	**560**	–	**–**	–	**56**	–
Individual and other bulk annuities	**1,500**	1,814	**–**	–	**150**	182
Total	**2,900**	2,628	**3**	3	**293**	266
Europe						
Life	**159**	201	**–**	–	**16**	20
Total UK insurance operations	**6,991**	7,002	**201**	191	**900**	892
US operations						
Fixed annuities	**688**	788	**–**	–	**69**	79
Fixed index annuities	**554**	616	**–**	–	**55**	62
Variable annuities	**3,819**	2,605	**–**	–	**382**	261
Life	**8**	11	**17**	14	**18**	15
Guaranteed investment contracts	**458**	355	**–**	–	**46**	35
GIC – Medium Term Notes	**437**	634	**–**	–	**44**	63
Total US operations	**5,964**	5,009	**17**	14	**614**	515
Asian operations						
China	**27**	17	**36**	23	**39**	25
Hong Kong	**355**	289	**103**	83	**139**	112
India (Group's 26% interest)	**20**	4	**105**	57	**107**	57
Indonesia	**31**	42	**71**	42	**74**	46
Japan	**68**	30	**7**	4	**14**	7
Korea	**103**	29	**208**	132	**218**	135
Malaysia	**4**	9	**72**	66	**72**	67
Singapore	**357**	284	**72**	58	**108**	86
Taiwan	**92**	124	**139**	150	**148**	162
Other	**15**	9	**36**	33	**37**	34
Total Asian operations	**1,072**	837	**849**	648	**956**	731
Group total	**14,027**	12,848	**1,067**	853	**2,470**	2,138

Primary statements
A
B
C
D
E
F
G
H
I
Parent company
EEV

Prudential plc Annual Report 2006 129

Group financial statements
Notes on the Group financial statements

Notes on the Group financial statements continued

Primary statements
A
B
C
D
E
F
G
H
I
Parent company
EEV

B4: New business continued

Investment products – funds under management*

2006	1 Jan 2006 £m	Gross inflows £m	Redemptions £m	Market and other movements £m	**31 Dec 2006 £m**
UK operations	36,196	13,486	(7,385)	2,649	**44,946**
Asian operations	10,132	20,408	(17,876)	(411)	**12,253**
Group total	46,328	33,894	(25,261)	2,238	**57,199**

2005	1 Jan 2005 £m	Gross inflows £m	Redemptions £m	Market and other movements £m	31 Dec 2005 £m
UK operations	28,705	7,916	(4,054)	3,629	36,196
Asian operations	8,538	18,457	(17,130)	267	10,132
Group total	37,243	26,373	(21,184)	3,896	46,328

* The format of the tables shown above is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of some US institutional business, products categorised as 'insurance' refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under FSA regulations.

Annual premium and contribution equivalents are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts.

The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

The tables above include a bulk annuity transaction with the Scottish Amicable Insurance Fund (SAIF) with a premium of £560 million. The transaction reflects the arrangement entered into in June 2006 for the reinsurance of non-profit immediate pension annuity liabilities of SAIF to Prudential Retirement Income Limited (PRIL), a shareholder-owned subsidiary of the Group. SAIF is a closed ring-fenced sub-fund of the PAC long-term fund established by a Court approved Scheme of Arrangement in October 1997, which is solely for the benefit of SAIF policyholders. Shareholders have no interest in the profits of this fund, although they are entitled to investment management fees on this business. The inclusion of the transaction between SAIF and PRIL as new business in the tables reflects the transfer from SAIF to Prudential shareholders' funds of longevity risk, the requirement to set aside supporting capital, and entitlement to surpluses arising on this block of business from the reinsurance arrangement. For Group reporting purposes the amounts recorded by SAIF and PRIL for the premium are eliminated on consolidation.

The details shown above for insurance products include contributions for contracts that are classified under IFRS 4 'Insurance Contracts' as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK insurance operations and Guaranteed Investment Contracts and similar funding agreements written in US operations.

New business premiums for regular premium products are shown on an annualised basis. Department of Work and Pensions rebate business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option.

UK and Asian investment products referred to in the table for funds under management above are unit trust, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as 'investment contracts' under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business. US investment products are no longer included in the table above as they are assets under administration rather than funds under management.

In previous periods new business premiums for intermediated distribution of UK insurance operations have included Department of Work and Pensions (DWP) rebate business for SAIF. As shareholders have no interest in SAIF, these are now excluded from the table above with comparatives restated accordingly. The amounts of new SAIF DWP rebate business written were £60 million for 2006, and £83 million for 2005.

130 Prudential plc Annual Report 2006

Group financial statements
Notes on the Group financial statements

B5: Group balance sheet

The Group's primary reporting segments are long-term business, banking, and broker-dealer and fund management. The Group's secondary reporting segments are geographical namely the UK, the US, and Asia. Details of disclosures in accordance with the requirements of IAS 14 for segment assets and liabilities are shown below.

Details of the primary reporting segments are as follows:

Long-term business

This segment comprises long-term products that contain both a significant and insignificant element of insurance risk. The products are managed together and not classified in this way other than for accounting purposes. This segment also includes activity of the PAC with-profits funds' venture investments managed by PPM Capital and other investment subsidiaries held for the purpose of supporting the Group's long-term business operations.

Banking

This segment consists of products provided by the Group's online banking subsidiary, Egg. The nature of these products and the managing of the business differ from the risks inherent in the other business segments, and the regulatory environment of the banking industry differs from that of the other business segments. Note I8 includes details of the agreement in January 2007 to sell Egg Banking plc.

Broker-dealer and fund management

The investment management segment is comprised of both internal and third-party asset management services, inclusive of portfolio and mutual fund management, where the Group acts as an advisor, and broker-dealer activities. The nature of the products and the managing of the business differ from the risks inherent in the other business segments, and the regulatory environment of the investment management industry differs from that of the other business segments.

2006	Long-term business £m	Banking £m	Broker-dealer and fund management £m	Unallocated to a segment £m	Intra-group eliminations £m	Total £m
Consolidated total assets	201,937	9,498	5,564	3,672	(4,151)	216,520
Consolidated total liabilities	(196,651)	(9,206)	(3,922)	(5,272)	4,151	(210,900)

Segment assets by geographical segment	
UK	165,103
US	39,695
Asia	15,873
Intra-group eliminations	(4,151)
Total assets per balance sheet	**216,520**

2005	Long-term business £m	Banking £m	Broker-dealer and fund management £m	Unallocated to a segment £m	Intra-group eliminations £m	Total £m
Consolidated total assets	192,944	10,752	3,208	2,768	(2,236)	207,436
Consolidated total liabilities	(187,662)	(10,374)	(1,597)	(4,673)	2,236	(202,070)

Segment assets by geographical segment	
UK	154,900
US	41,700
Asia	13,072
Intra-group eliminations	(2,236)
Total assets per balance sheet	**207,436**

To explain more comprehensively the assets, liabilities and capital of the Group's businesses it is appropriate to provide an analysis of the Group's balance sheet by a mixture of primary and secondary segments.

This analysis is shown below for the Group balance sheet at 31 December 2006.

Primary statements
A
B
C
D
E
F
G
H
I
Parent company
EEV

Prudential plc Annual Report 2006 131

Group financial statements
Notes on the Group financial statements

Notes on the Group financial statements continued

Primary statements
A
B
C
D
E
F
G
H
I
Parent company
EEV

B5: Group balance sheet continued

	UK insurance operations (note D2) £m	M&G £m	Egg (note E) £m	Total UK operations £m	US operations (note D3) £m	Asian operations (note D4) £m	Unallocated to a segment £m	Intra-group eliminations £m	Group total £m
Assets									
Intangible assets attributable to shareholders:									
Goodwill	–	1,153	–	1,153	16	172	–	–	1,341
Deferred acquisition costs and acquired in-force value of long-term business contracts	167	6	–	173	1,712	612	–	–	2,497
Total	167	1,159	–	1,326	1,728	784	–	–	3,838
Intangible assets attributable to PAC with-profits fund:									
In respect of acquired venture fund investment subsidiaries	830	–	–	830	–	–	–	–	830
Deferred acquisition costs	31	–	–	31	–	–	–	–	31
	861	–	–	861	–	–	–	–	861
Total (notes H1 and H2)	1,028	1,159	–	2,187	1,728	784	–	–	4,699
Other non-investment and non-cash assets (notes G1 and H3 to H6)	4,733	278	342	5,353	1,671	656	2,917	(4,151)	6,446
Investments of long-term business, banking and other operations (notes G1,H7 and H8)	138,537	2,904	8,247	149,688	36,164	13,749	240	–	199,841
Held for sale assets (note H9)	463	–	–	463	–	–	–	–	463
Cash and cash equivalents (note H10)	1,979	852	909	3,740	132	684	515	–	5,071
Total assets	**146,740**	**5,193**	**9,498**	**161,431**	**39,695**	**15,873**	**3,672**	**(4,151)**	**216,520**

132 Prudential plc Annual Report 2006

Group financial statements
Notes on the Group financial statements

B5: Group balance sheet continued

	UK insurance operations (note D2) £m	M&G £m	Egg (note E) £m	Total UK operations £m	US operations (note D3) £m	Asian operations (note D4) £m	Unallocated to a segment £m	Intra-group eliminations £m	Group total £m
Equity and liabilities									
Equity									
Shareholders' equity (note H11)	1,263	1,383	292	2,938	2,713	1,437	(1,600)	–	5,488
Minority interests	79	52	–	131	1	–	–	–	132
Total equity	1,342	1,435	292	3,069	2,714	1,437	(1,600)	–	5,620
Liabilities									
Banking customer accounts (note G1)	–	–	5,554	5,554	–	–	–	–	5,554
Policyholder liabilities and unallocated surplus of with-profits funds:									
Insurance contract liabilities (note H12)	80,323	–	–	80,323	30,184	12,706	–	–	123,213
Investment contract liabilities with discretionary participation features (note G1)	28,665	–	–	28,665	–	68	–	–	28,733
Investment contract liabilities without discretionary participation features (note G1)	11,453	–	–	11,453	1,562	27	–	–	13,042
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds (notes D2(d)(ii) and H12)	13,511	–	–	13,511	–	88	–	–	13,599
Total policyholder liabilities and unallocated surplus of with-profits funds	133,952	–	–	133,952	31,746	12,889	–	–	178,587
Core structural borrowings of shareholder-financed operations (note H13):									
Subordinated debt (other than Egg)	–	–	–	–	–	–	1,538	–	1,538
Other	–	–	–	–	127	–	947	–	1,074
	–	–	–	–	127	–	2,485	–	2,612
Egg subordinated debt (note H13)	–	–	451	451	–	–	–	–	451
Total	–	–	451	451	127	–	2,485	–	3,063
Operational borrowings attributable to shareholder-financed operations (notes G1 and H13)	11	4	2,819	2,834	743	–	2,032	–	5,609
Borrowings attributable to with-profits funds (notes G1 and H13)	1,776	–	–	1,776	–	–	–	–	1,776
Other non-insurance liabilities (notes G1, H4, H9, H14 and H15)	9,659	3,754	382	13,795	4,365	1,547	755	(4,151)	16,311
Total liabilities	145,398	3,758	9,206	158,362	36,981	14,436	5,272	(4,151)	210,900
Total equity and liabilities	**146,740**	**5,193**	**9,498**	**161,431**	**39,695**	**15,873**	**3,672**	**(4,151)**	**216,520**

Primary statements
A
B
C
D
E
F
G
H
I
Parent company
EEV

Prudential plc Annual Report 2006 133

Group financial statements

Notes on the Group financial statements

Notes on the Group financial statements continued

B5: Group balance sheet continued

This analysis is shown below for the Group balance sheet at 31 December 2005.

UK insurance US Asian operations Egg Total UK operations operations Unallocated Intra-group Group (note D2) M&G (note E) operations (note D3) (note D4) to a segment eliminations total

£m £m £m £m £m £m £m £m £m

Assets

Intangible assets attributable to shareholders:

Goodwill – 1,153 – 1,153 16 172 – – 1,341 Deferred acquisition costs and acquired in-force value of long-term contracts 199 6 – 205 1,634 566 – – 2,405 Total 199 1,159 – 1,358 1,650 738 – – 3,746 Intangible assets attributable to PAC with-profits fund: In respect of acquired venture fund investment subsidiaries 679 – – 679 – – – – 679 Deferred acquisition costs 35 – – 35 – – – – 35 Total 714 – – 714 – – – – 714 Total (notes H1 and H2) 913 1,159 – 2,072 1,650 738 – – 4,460 Other non-investment and non-cash assets (notes G1 and H3 to H6) 4,457 256 280 4,993 1,888 566 1,059 (2,236) 6,270 Investments of long-term business, banking and other operations (notes G1, H7 and H8) 131,263 1,383 9,747 142,393 37,960 11,264 775 – 192,392 Held for sale assets (note H9) 728 – – 728 – – – – 728 Cash and cash equivalents (note H10) 1,195 26 725 1,946 202 504 934 – 3,586

Total assets 138,556 2,824 10,752 152,132 41,700 13,072 2,768 (2,236) 207,436

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Notes on the Group financial statements

Primary statements
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B
C
D
E
F
G
H
I
Parent company
EEV

B5: Group balance sheet continued

	UK insurance operations (note D2) £m	M&G £m	Egg (note E) £m	Total UK operations £m	US operations (note D3) £m	Asian operations (note D4) £m	Unallocated to a segment £m	Intra-group eliminations £m	Group total £m
Equity and liabilities									
Equity									
Shareholders' equity (note H11)	1,141	1,398	303	2,842	2,969	1,288	(1,905)	–	5,194
Minority interests	95	–	75	170	2	–	–	–	172
Total equity	1,236	1,398	378	3,012	2,971	1,288	(1,905)	–	5,366
Liabilities									
Banking customer accounts (note G1)	–	–	5,830	5,830	–	–	–	–	5,830
Policyholder liabilities and unallocated surplus of with-profits funds:									
Insurance contract liabilities (note H12)	79,231	–	–	79,231	30,479	10,726	–	–	120,436
Investment contract liabilities with discretionary participation features (note G1)	26,443	–	–	26,443	–	80	–	–	26,523
Investment contract liabilities without discretionary participation features (note G1)	10,502	–	–	10,502	1,502	22	–	–	12,026
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds (notes D2(d)(ii) and H12)	11,245	–	–	11,245	–	85	–	–	11,330
Total policyholder liabilities and unallocated surplus of with-profits funds	127,421	–	–	127,421	31,981	10,913	–	–	170,315
Core structural borrowings of shareholder-financed operations (note H13):									
Subordinated debt (other than Egg)	–	–	–	–	–	–	1,646	–	1,646
Other	–	–	–	–	145	–	948	–	1,093
	–	–	–	–	145	–	2,594	–	2,739
Egg subordinated debt (note H13)	–	–	451	451	–	–	–	–	451
Total	–	–	451	451	145	–	2,594	–	3,190
Operational borrowings attributable to shareholder-financed operations (notes G1 and H13)	17	2	3,856	3,875	1,085	–	1,472	–	6,432
Borrowings attributable to with-profits funds (notes G1 and H13)	1,898	–	–	1,898	–	–	–	–	1,898
Other non-insurance liabilities (notes G1, H4, H9, H14 and H15)	7,984	1,424	237	9,645	5,518	871	607	(2,236)	14,405
Total liabilities	137,320	1,426	10,374	149,120	38,729	11,784	4,673	(2,236)	202,070
Total equity and liabilities	**138,556**	**2,824**	**10,752**	**152,132**	**41,700**	**13,072**	**2,768**	**(2,236)**	**207,436**

Prudential plc Annual Report 2006 135

Group financial statements

Notes on the Group financial statements

Notes on the Group financial statements continued C: Group risk management

(i) Overview

A significant part of the Group’s business involves the acceptance and management of risk. The Group’s risk management model requires the primary responsibility for risk management at an operational level to rest with business unit chief executives. The second line of defence of risk comprises oversight functions reporting to the Group Chief Executive together with business unit risk functions and risk management committees. The third line of defence comprises independent assurance from Internal Audit reporting to business unit and Group audit committees.

The Group Risk Framework requires that all of the Group’s businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The risk management of the Group has been given additional focus by the creation in 2005 of a new role of Group Chief Risk Officer (CRO). The CRO oversees all aspects of the Group’s risk management, including Financial Risk, Operational Risk, Compliance, and for management purposes, Internal Audit. Additional information on the Group’s risk framework, including the Group and business unit level risk committees, is included in the risk management section of the Group’s operating and financial review.

As a provider of financial services, including insurance, the Group’s business is the managed acceptance of risk. The system of internal control is an essential and integral part of the risk management process. As part of the annual preparation of its business plan, all of the Group’s businesses and functions are required to carry out a review of risks. This involves an assessment of the impact and likelihood of key risks and of the effectiveness of the controls in place to manage them. The assessment is reviewed regularly throughout the year. In addition, business units evaluate opportunities and risks against business objectives regularly with the Group Chief Executive, Group Finance Director and the Group Chief Risk Officer.

Businesses are required to confirm annually that they have undertaken risk management during the year as required by the Group Risk Framework, and that they have reviewed the effectiveness of the system of internal control. The results of these reviews are reported to the Audit Committee together with confirmation that the processes described above as required by the Group Risk Framework were in place throughout the period covered by the report. The businesses also confirm that they complied with Internal Control: Guidance on the Combined Code (the Turnbull guidance). In addition, Internal Audit executes a comprehensive risk-based audit plan throughout the Group, with all significant issues arising from the audit reported to the Group Audit Committee.

The Group’s internal control framework includes detailed procedures set out in financial and actuarial procedure manuals. The Group prepares an annual business plan with three-year projections. Executive management and the Board receive monthly reports on the Group’s actual performance against plan, together with updated forecasts.

The insurance operations of the Group all prepare a financial condition report which is presented to the Board, together with regular reports from the Group Finance Director on the financial position of the Group.

(ii) Major risks

The Group publishes separately within its Group Annual Report a section on key risk factors, which discusses inherent risks in the business and trading environment.

(iii) Financial risks

(a) Foreign exchange risk

Prudential faces foreign exchange risk, primarily because its presentation currency is pounds sterling, whereas approximately 67 per cent of Prudential’s operating profit from continuing operations based on longer-term investment returns, as described in note B1, for the year ended 31 December 2006, came from Prudential’s US and Asian operations. The exposure relating to the translation of reported earnings is not separately managed although its impact is reduced by interest payments on foreign currency borrowings and by the adoption of average exchange rates for the translation of foreign currency revenues.

Approximately 76 per cent of the Group’s IFRS basis shareholders’ funds at 31 December 2006 arose in Prudential’s US and Asian operations. To mitigate the exposure of the US component there are US$1.55 billion of borrowings held centrally. The Group has also entered into a US$2 billion net investment hedge (see note G3). Net of the currency position arising from these instruments some 43 per cent of the Group’s shareholders’ funds are represented by net assets in currencies other than sterling.

(b) Liquidity risk

Liquidity risk is the risk that Prudential may be unable to meet payment of obligations in a timely manner at a reasonable cost or the risk of unexpected increases in the cost of funding at appropriate maturities or rates. Liquidity management in each business seeks to ensure that, even under adverse conditions, Prudential has access to the funds necessary to cover surrenders, withdrawals and maturing liabilities. In practice, most of Prudential’s invested assets are marketable securities. This, combined with the fact that a large proportion of the liabilities contain discretionary surrender values or surrender charges, reduces the liquidity risk. The Group maintains committed borrowing and securities lending facilities.

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Group financial statements            Notes on the Group financial statements            (c) Credit risk

Credit risk is the risk that a counterparty or an issuer of securities, which Prudential holds in its asset portfolio, defaults or another party fails to perform according to the terms of the contract. Some of Prudential’s businesses, in particular Jackson, Egg, the PAC with-profits fund and Prudential’s UK pension annuity business, hold large amounts of interest-sensitive investments that contain credit risk on which a certain level of defaults is expected. These expected losses are considered when Prudential determines the crediting rates, deposit rates and premium rates for the products that will be supported by these assets. The key shareholder businesses exposed to credit risks are Jackson and Egg. Certain over-the-counter derivatives contain a credit risk element that is controlled through evaluation of collateral agreements and master netting agreements on interest rate and currency swaps. Prudential is also exposed to credit-related losses in the event of non-performance by counterparties.

Further analysis of the credit risks for Jackson is shown in note D3 and for Egg in note E7.

(iv) Operational, compliance and fiscal risk

Operational risk can result from a variety of factors, including failure to obtain proper internal authorisations or maintain internal controls, failure to document transactions properly, failure of operational and information security procedures or other procedural failures, computer system or software failures, other equipment failures, fraud, inadequate training or errors by employees. Compliance with internal rules and procedures designed to manage these risks is monitored by Prudential’s local management boards.

Internal compliance managers who report to the local management boards monitor adherence to local regulatory requirements. The head of Prudential’s Group Compliance function reports directly to the Group Chief Risk Officer who submits regular reports to the Board of Directors.

Compliance risk includes the possibility that transactions may not be enforceable under applicable law or regulation as well as the cost of rectification and fines, and also the possibility that changes in law or regulation could adversely affect Prudential’s position. Prudential seeks to minimise compliance risk by seeking to ensure that transactions are properly authorised and by submitting new or unusual transactions to legal advisers for review.

Prudential is exposed to certain fiscal risks arising from changes in tax laws and enforcement policies and in reviews by taxation authorities of tax positions taken by Prudential in recent years. Prudential manages this risk and risks associated with changes in other legislation and regulation through ongoing review by relevant departments of proposed changes to legislation and by membership of relevant trade and professional committees involved in commenting on draft proposals in these areas.

(v) Market risk

Market risk is the risk that future changes in market prices may make a financial instrument less valuable. The primary market risks Prudential faces are equity risk and interest rate risk because most of its assets are investments that are either equity type investments and subject to equity price risk, or bonds, mortgages or cash deposits, the values of which are subject to interest rate risk. The amount of risk borne by Prudential’s shareholders depends on the extent to which its customers share the investment risk through the structure of Prudential’s products.

The split of Prudential’s investments between equity investments and interest-sensitive instruments depends principally on the type of liabilities supported by those investments and the amount of capital Prudential has available. This mix of liabilities allows Prudential to invest a substantial portion of its investment funds in equity and property investments that Prudential believes produce greater returns over the long term. On the other hand Prudential has some liabilities that contain guaranteed returns and allow instant access (for example, interest-sensitive fixed annuities, immediate annuities and fixed rate customer bank deposits), which generally will be supported by fixed income investments.

To reduce investment, interest rate and foreign exchange exposures, and to facilitate efficient investment management, Prudential uses derivative instruments. Prudential’s policy is that cash or corresponding assets cover amounts at risk through derivative contracts.

(vi) Asset/liability management

Prudential manages its assets and liabilities locally, in accordance with local regulatory requirements and reflecting the differing types of liabilities Prudential has in each business. As a result of the diversity of products offered by Prudential and the different regulatory environments in which it operates, Prudential employs different methods of asset/liability management, on both an in-force and new business basis. Stochastic modelling of assets and liabilities is undertaken in the Group’s insurance operations to assess economic capital requirements for different confidence intervals and time horizons. In addition, reserve adequacy testing under a range of scenarios and dynamic solvency analysis is carried out, including under certain scenarios mandated by the US, the UK and Asian regulators.

A stochastic approach models the inter-relationship between asset and liability movements, taking into account asset correlation and policyholder behaviour, under a large number of possible scenarios. These scenarios are projected forward over a period of time, typically 25 years or longer, and the liabilities and solvency position of the fund are calculated in each scenario in each future year. This allows the identification of which extreme scenarios will have the most adverse effects and what the best estimate outcome may be. The fund’s policy on management actions, including bonus and investment policy, are then set in order that they are consistent with the available capital and the targeted risk of default. This differs from a deterministic model, which would only consider the results from one carefully selected scenario.

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Group financial statements

Notes on the Group financial statements

Notes on the Group financial statements continued

C: Group risk management continued

For businesses that are most sensitive to interest rate changes, such as immediate annuity business, Prudential uses cash flow analysis to create a portfolio of fixed income securities whose value changes in line with the value of liabilities when interest rates change. This type of analysis helps protect profits from changing interest rates. In the UK, the cash flow analysis is used in Prudential’s annuity and banking business while, in the US, it is used for its interest-sensitive and fixed index annuities and stable value products such as Guaranteed Investments Contracts (GICs). Perfect matching is not possible for interest-sensitive and fixed index annuities because of the nature of the liabilities (which include guaranteed surrender values) and options for prepayment contained in the assets. The US supervisory authorities require Jackson to calculate projections to test Jackson’s ability to run off its liabilities with assets equal to statutory reserves in a number of specified future economic scenarios. If Jackson is unable to satisfy all of these tests, which are carried out at least annually, then it may be required to establish additional statutory reserves.

For businesses that are most sensitive to equity price changes, Prudential uses stochastic modelling and scenario testing to look at the expected future returns on its investments under different scenarios that best reflect the large diversity in returns that equities can produce. This allows Prudential to devise an investment and with-profits policyholder bonus strategy that, on the model assumptions, allows it to optimise returns to its policyholders and shareholders over time, while maintaining appropriate financial strength. Prudential uses this method extensively in connection with its UK with-profits business.

When presenting regulatory returns to the UK supervisory authorities, the calculation of the statutory liabilities for solvency purposes on the FSA’s Peak 1 basis is required to incorporate a ‘resilience’ reserve that is sufficient to ensure that assets equal to the statutory reserves (including the resilience reserve) remain equal to statutory reserves in the event of certain prescribed changes in equity and real estate prices combined with prescribed rises and falls in interest yields.

All of Prudential’s investments are held either for risk management or investment purposes. This is because almost all of the investments support policyholder or customer liabilities of one form or another. Any assets that Prudential holds centrally that are not supporting customer liabilities are predominantly invested in short-term fixed income and fixed maturity securities.

(vii) Use of derivatives

In the UK and Asia, Prudential uses derivatives to reduce equity risk, interest rate and currency exposures, and to facilitate efficient investment management. In the US, Prudential uses derivatives to reduce interest rate risk, to facilitate efficient portfolio management and to match liabilities under fixed index annuities policies.

Details of the Group’s use of derivatives are explained in note G3.

It is Prudential’s policy that cash or corresponding assets cover amounts at risk through derivative transactions. Derivative financial instruments used to facilitate efficient portfolio management and for investment purposes are carried at fair value with changes in fair value included in long-term investment returns.

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Group financial statements

Notes on the Group financial statements

D: Life assurance business

D1: Group overview

(a) Products and classification for IFRS reporting

The measurement basis of assets and liabilities of long-term business contracts is dependent upon the classification of the contracts under IFRS. Under IFRS 4, contracts are initially classified as being either ‘insurance’ contracts, if the level of insurance risk in the contracts is significant, or investment contracts, if the risk is insignificant.

Insurance contracts

Insurance contracts are permitted to be accounted for under previously applied GAAP. The Group has chosen to adopt this approach. However, as an improvement to accounting policy, permitted by IFRS 4, the Group has applied the measurement principles for with-profits contracts of UK regulated entities and disclosures of the UK Standard FRS 27 from 1 January 2005. An explanation of the provisions under FRS 27 is provided in note D2.

Under the previously applied GAAP, UK GAAP, the assets and liabilities of contracts are reported in accordance with the MSB of reporting as set out in the ABI SORP.

The insurance contracts of the Group’s shareholder-backed business fall broadly into the following categories:

• UK insurance operations – bulk and individual annuity business, written primarily by Prudential Retirement Income Limited, Prudential Pensions Limited, and other categories of non-participating UK business;

• Jackson – fixed and variable annuity business and life insurance; and

• Prudential Corporation Asia – non-participating term, whole life, and unit-linked policies, together with accident and health policies.

Investment contracts

Investment contracts are further delineated under IFRS 4 between those with and without discretionary participation features. For those contracts with discretionary participation features, IFRS 4 also permits the continued application of previously applied GAAP. The Group has adopted this approach, again subject to the FRS 27 improvement.

For investment contracts that do not contain discretionary participation features, IAS 39 and, where the contract includes an investment management element, IAS 18, apply measurement principles to assets and liabilities attaching to the contract that may diverge from those previously applied.

Contracts of the Group, which are classified as investment contracts that do not contain discretionary participation features, whose assets and liabilities were required to be remeasured from 1 January 2005 under these two standards can be summarised as:

• UK – certain unit-linked savings and similar contracts;

• Jackson – GICs and funding agreements

– minor amounts of ‘annuity certain’ contracts; and

• Prudential Corporation Asia – minor amounts for a number of small categories of business.

The accounting for the contracts of UK insurance operations and Jackson’s GICs and funding agreements are considered in turn below:

(i) Certain UK unit-linked savings and similar contracts

Deferred acquisition costs

Acquisition costs are deferred to the extent that it is appropriate to recognise an asset that represents the entity’s contractual right to benefit from providing investment management services and are amortised as the entity recognises the related revenue. IAS 18 further reduces the costs potentially capable of deferral to incremental costs only. Deferred acquisition costs are amortised to the income statement in line with service provision.

Deferred income reserves

These are required to be established under IAS 18 with amortisation over the expected life of the contract. The majority of the relevant UK contracts are single premium with the initial deferred income reflecting the ‘front-end load’ i.e. the difference between the premium paid and the amount credited to the unit fund. Deferred income is amortised to the income statement in line with service provision. The amortisation profile is either on a straight-line basis or, if more appropriate, a further deferral of income recognition is applied.

Sterling reserves

Prudent provisions established for possible future expenses not covered by future margins at a policy level reflecting the regulatory approach in the UK are not permitted under IFRS 4.

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Notes on the Group financial statements continued

D1: Group overview continued

(ii) Jackson – GICs and funding arrangments

Under a traditional GIC, the policyholder makes a lump sum deposit. The interest rate paid is fixed and established when the contract is issued. Funding agreements are of a similar nature but the interest rate may be floating, based on a rate linked to an external index. The US GAAP accounting requirements for such contracts are very similar to those under IFRS on the amortised cost model for liability measurement.

(b) Concentration of risk

(i) Business accepted

The Group has a broadly based exposure to life assurance risk. This is achieved through the geographical spread of the Group’s operations and, within those operations, through a broad mix of product types. In addition, looking beyond pure insurance risk, the Group considers itself well developed in its approach to assessment of diversification benefits through its economic capital framework that is used for internal business management. The economic capital methodology seeks to apply a single yardstick to assess and quantify all risks attaching to the Group’s insurance business and associated capital requirements.

Prudential’s internal Group economic capital requirement is defined as the minimum amount of capital that the Group needs to hold in order to remain economically solvent over a 25-year horizon, given a target probability of insolvency appropriate for AA-rated debt. The target confidence level is based on historic default rates for AA-rated debt, and varies over the time horizon of the projection. The economic capital requirement is calculated in respect of existing contractual and discretionary liabilities only.

For the purposes of calculating Group economic capital, Group economic solvency is defined as the position where both: (a) the capital balance of the parent company is positive, and (b) all business units are solvent on the applicable local regulatory basis. This definition of solvency allows the Group’s capital position to be assessed on an economic basis while taking into account the actual regulatory constraints at the business unit level.

The Group economic capital position is calculated using the Group Solvency Model (GSM) – an integrated stochastic asset/liability model of the Group economic solvency position. Projected economic scenarios in the GSM are generated using a stochastic economic scenario generator that captures all the correlations between different asset classes and geographies.

The Group regularly determines the level of capital required to cover the risks to its existing contractual and discretionary insurance liabilities on an economic basis and its internal target solvency level. This level of required capital is determined after allowance for diversification across risk and geographies and the capturing of future shareholders’ transfers from the business units. This level is then compared with available capital on an equivalent basis (i.e. GAAP based shareholders’ equity after eliminating goodwill and including subordinated debt capital and valuation differences). The required capital is then analysed into its contributing parts by risk type namely asset/liability matching, credit risk, underwriting, persistency and operational risk.

The largest risk exposure on a diversified basis, credit risk, reflects the relative size of the exposure to Jackson, Prudential UK shareholder annuities business, and Egg.

An example of the diversification benefits for Prudential is that adverse scenarios do not affect all business units in the same way, providing natural hedges within the Group. For example, the Group’s US business is sensitive towards increasing interest rates, whereas, in contrast, several business units in Asia benefit from increasing rates. Conversely, these Asian business units are sensitive towards low interest rates, whereas the US benefits from falling interest rates. The economic capital framework also takes into account situations where factors are correlated, for example the extent of correlation between Asian and US economies.

(ii) Ceded business

The Group cedes certain business to other insurance companies. Although the ceding of insurance does not relieve the Group of liability to its policyholders, the Group participates in such agreements for the purpose of managing its loss exposure. The Group evaluates the financial condition of its reinsurers and monitors concentration of credit risk from similar geographic regions, activities or economic characteristics of the reinsurers to minimise its exposure from reinsurer insolvencies. There are no significant concentrations of reinsurance risk.

(c) Guarantees

Notes D2(b), D3(b), D4(b) and D4(h) provide details of guarantee features of the Group’s life assurance products. In the UK, guarantees of the with-profits products are valued for accounting purposes on a market consistent basis for 2006 as described in section D2(d)(ii). The UK business also has products with guaranteed annuity option features, mostly within SAIF, as described in section D2(b). There is little exposure to financial options and guarantees in the shareholder-backed business of the UK operations. The US business annuity products have a variety of option and guarantee features as described in section D3(b). Jackson’s derivative programme seeks to manage the exposures as described in section D3(c). The most significant exposure for the Group arises on Taiwan whole of life policies as described in section D4(h).

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D1: Group overview continued

(d) Amount, timing and uncertainty of future cash flows from insurance contracts

The factors that affect the amount, timing and uncertainty of future cash flows from insurance contracts depend upon the businesses concerned as described in subsequent sections. In general terms, the Group is managed by reference to a combination of measures. These measures include IFRS basis earnings, net shareholder cash flow to or from business units from or to central funds, and movements in the present value of future expected distributable earnings of in-force long-term insurance business. The latter item when added to the net assets is commonly referred to as Embedded Value.

The Group prepares and publishes supplementary information in accordance with the European Embedded Value (EEV) principles issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the addition of Additional Guidance on EEV Disclosures published in October 2005. Key elements of the EEV principles are the approach applied to allowing for risk and the use of best estimate assumptions to project future cash flows arising from the contracts.

The business covered by the EEV basis results includes both investment contracts as well as insurance contracts (as defined under IFRS 4). Investment contracts form a relatively small part of the Group’s long-term business as demonstrated by the carrying value of policyholder liabilities shown in the Group balance sheet.

The projected cash flows are those expected to arise under the contracts such as those arising from premiums, claims and expenses after appropriate allowance for future lapse behaviour and mortality and morbidity experience. The cash flows also include the expected future cash flows on assets covering liabilities and encumbered capital.

Encumbered capital is based on the Group’s internal target for economic capital subject to it meeting at least the local statutory minimum requirements. Economic capital is assessed using internal models but does not take credit for the significant diversification benefits that exist within the Group.

The valuation of the future cash flows also takes account of the ‘time value’ of option and guarantee features of the Group’s long-term business contracts. The time value reflects the variability of economic outcomes in the future. Where appropriate, a full stochastic valuation is undertaken to determine the value of the in-force business. Common principles are adopted across the Group for the stochastic asset model classes, for example, separate modelling of individual asset classes but with allowance for correlation between the various asset classes. In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions are modelled. In all instances, the modelled actions are in accordance with approved local practice and therefore reflect the options actually available to management. For the PAC with-profits sub-fund, the actions are consistent with those set out in the Principles and Practices of Financial Management.

The present value of the future distributable earnings is calculated using a risk discount rate which reflects both the time value of money and the risks associated with the cash flows that are not otherwise allowed for. The risk allowance covers market and non-market risks. Under Capital Asset Pricing Methodology (CAPM), the discount rate is determined as the aggregate of the risk-free rate and the risk margin for market risk. The latter is calculated as the ‘beta’ times the equity risk premium. Under CAPM, the beta of a portfolio or product measures its relative market risk. The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product cash flows. They are determined by considering how the profits from each product are impacted by changes in expected returns on various asset classes, and by converting this into a relative rate of return, it is possible to derive a product specific beta.

Product specific discount rates are used in order to reflect the risk profile of each major territory and product group. No allowance is required for non-market risks where these are assumed to be fully diversifiable. The majority of non-market risks are considered to be diversifiable. Finance theory cannot be used to determine the appropriate component of beta for non-diversifiable non-market risks since there is no observable risk premium associated with it that is akin to the equity risk premium. Recognising this, a pragmatic approach has been used. A constant margin of 50 basis points (2005: 50 basis points) has been added to the risk margin derived for market risk to cover the non-diversifiable non-market risks associated with the business. For the UK shareholder-backed annuity business an additional margin of 100 basis points was used (2005: 100 basis points).

Product level betas are calculated each year. They are combined with the most recent product mix to produce appropriate betas and risk discount rates for each major product grouping.

Details of the key assumptions and sensitivity of the EEV value of in-force business are shown in the sections for each geographic segment that follow in this note. The sensitivity of the present value of the discounted future cash flows under the EEV methodology is of particular interest. The sensitivity provides an indication of the movement in the net value ascribable to potential variations in the amounts and timing of future cash flows to shareholders and the uncertainty attached to those cash flows.

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Notes on the Group financial statements continued

D1: Group overview continued

(e) Sensitivity of IFRS basis profit or loss and equity to changes that have a material effect

The factors that may significantly affect IFRS results due to changes of experience or assumptions vary significantly between business units. The most significant items are summarised below.

UK insurance operations

• With-profits business – investment performance subject to smoothing through declared bonuses; • unit-linked business – investment performance through fund management fees; and • annuity business – mortality experience and assumptions and credit risk.

Jackson

• Variable annuity business – fund management performance and incidence of guarantee features of the contracts; • fixed annuity business – spread differential between earned rate and rate credited to policyholder; and

• fixed indexed annuity business – spread differential between earned rate and rate credited to policyholder and incidence of equity index participation features.

Asian operations

• With-profits business – as for UK insurance operations; • unit-linked business – as for UK insurance operations; and

• non-participating business – return on assets covering the Taiwan whole of life policies. Where appropriate these issues are discussed in notes D2, D3 and D4.

Lapse risk is not mentioned above and has variable impacts. In the UK, adverse persistency experience has led to losses in embedded value in 2005 and to a much lesser extent in 2006 reflecting a reduced level of projected statutory transfers from the PAC with-profits sub-fund. However, in any given year, the statutory transfer recognised in IFRS profits is only marginally affected by altered persistency trends. Jackson is sensitive to lapse risk. However, Jackson has swaption derivatives in place to ameliorate the effect of a sharp rise in interest rates, which would be the most likely cause of a sudden change in policyholder behaviour.

(f) Duration of liabilities

Under the terms of the Group’s contracts, as for life assurance contracts generally, the contractual maturity date is the earlier of the end of the contract term, death, other insurable events or surrender. The Group has therefore chosen to provide details of liability duration that reflect the actuarially determined best estimate of the likely incidence of these factors on contract duration. Details are shown in sections D2(i), D3(i) and D4(i). Effective interest rates, as defined in IAS 32, are not applicable to the Group’s insurance contracts and investment contracts with discretionary participation features.

In the years 2002 to 2006, claims paid on the Group’s life assurance contracts including those now classified as investment contracts under IFRS 4 ranged from £11.8 billion to £15.9 billion. Indicatively it is to be expected that of the Group’s policyholder liabilities (excluding unallocated surplus) at 31 December 2006 of £165 billion, the amounts likely to be paid in 2007 will be of a similar magnitude.

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Notes on the Group financial statements

D2: UK insurance operations

(a) Summary balance sheet at 31 December 2006

In order to explain the different types of UK business and fund structure, the balance sheet of the UK insurance operations may be analysed by the assets and liabilities of the Scottish Amicable Insurance Fund, the PAC with-profits sub-fund, PRIL, unit-linked and other business. The assets and liabilities of these funds and subsidiaries are shown in the table below.

		PAC with-profits sub-fund (note i)			Other funds and subsidiaries			UK insurance operations	
	Scottish Amicable Insurance Fund (note ii) £m	Excluding Prudential Annuities Limited £m	Prudential Annuities Limited (note iii) £m	Total (note iv) £m	Prudential Retirement Income Limited £m	Other non-profit unit-linked and other business (note v) £m	Total £m	**Total 2006 £m**	Total 2005 £m
Assets									
Intangible assets attributable to shareholders:									
Deferred acquisition costs and acquired in-force value of long-term business contracts	–	–	–	–	–	167	167	**167**	199
	–	–	–	–	–	167	167	**167**	199
Intangible assets attributable to PAC with-profits fund:									
In respect of acquired venture fund investment subsidiaries	–	830	–	830	–	–	–	**830**	679
Deferred acquisition costs	5	26	–	26	–	–	–	**31**	35
	5	856	–	856	–	–	–	**861**	714
Total	5	856	–	856	–	167	167	**1,028**	913
Other non-investment and non-cash assets	320	2,530	292	2,822	482	1,109	1,591	**4,733**	4,457
Investments of long-term business and other operations:									
Investment properties	1,437	10,174	385	10,559	393	2,040	2,433	**14,429**	12,670
Financial investments:									
Loans and receivables	207	666	212	878	43	–	43	**1,128**	1,130
Equity securities and portfolio holdings in unit trusts	7,509	40,876	365	41,241	20	11,476	11,496	**60,246**	58,526
Debt securities	4,306	16,795	13,801	30,596	12,669	5,890	18,559	**53,461**	49,452
Other investments	211	1,955	186	2,141	37	72	109	**2,461**	2,688
Deposits	530	3,998	355	4,353	549	1,380	1,929	**6,812**	6,797
Total investments	14,200	74,464	15,304	89,768	13,711	20,858	34,569	**138,537**	131,263
Held for sale assets	–	463	–	463	–	–	–	**463**	728
Cash and cash equivalents	147	827	123	950	30	852	882	**1,979**	1,195
Total assets	**14,672**	**79,140**	**15,719**	**94,859**	**14,223**	**22,986**	**37,209**	**146,740**	138,556

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D2: UK insurance operations continued

		PAC with-profits sub-fund (note i)			Other funds and subsidiaries			UK insurance operations	
	Scottish Amicable Insurance Fund (note ii) £m	Excluding Prudential Annuities Limited £m	Prudential Annuities Limited (note iii) £m	Total (note iv) £m	Prudential Retirement Income Limited £m	Other non-profit unit-linked and other business (note v) £m	Total £m	**Total 2006 £m**	Total 2005 £m
Equity and liabilities									
Equity									
Shareholders' equity	–	–	–	–	971	292	1,263	**1,263**	1,141
Minority interests	24	55	–	55	–	–	–	**79**	95
Total equity	24	55	–	55	971	292	1,263	**1,342**	1,236
Liabilities									
Policyholder liabilities and unallocated surplus of with-profits funds:									
Insurance contract liabilities	13,393	32,830	13,379	46,209	12,327	8,394	20,721	**80,323**	79,231
Investment contract liabilities with discretionary participation features	737	27,928	–	27,928	–	–	–	**28,665**	26,443
Investment contract liabilities without discretionary participation features	–	12	–	12	–	11,441	11,441	**11,453**	10,502
Unallocated surplus of with-profits funds (reflecting application of 'realistic' provisions for UK regulated with-profits funds)	–	11,886	1,625	13,511	–	–	–	**13,511**	11,245
Total	14,130	72,656	15,004	87,660	12,327	19,835	32,162	**133,952**	127,421
Operational borrowings attributable to shareholder-financed operations	–	–	–	–	–	11	11	**11**	17
Borrowings attributable to with-profits funds	112	1,664	–	1,664	–	–	–	**1,776**	1,898
Other non-insurance liabilities	406	4,765	715	5,480	925	2,848	3,773	**9,659**	7,984
Total liabilities	14,648	79,085	15,719	94,804	13,252	22,694	35,946	**145,398**	137,320
Total equity and liabilities	**14,672**	**79,140**	**15,719**	**94,859**	**14,223**	**22,986**	**37,209**	**146,740**	138,556

Notes

(i) For the purposes of this table and subsequent explanation, references to the WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-fund.

(ii) Scottish Amicable Insurance Fund (SAIF) is a separate sub-fund within the PAC long-term business fund.

(iii) Wholly-owned subsidiary of the PAC WPSF that writes annuity business.

(iv) Excluding policyholder liabilities of the Hong Kong branch of PAC.

(v) Within policyholder liabilities of £19,835 million for the non-profit unit-linked and other business is £17,679 million for unit-linked business.

(b) Products and guarantees

Prudential's long-term products in the UK consist of life insurance, pension products and pension annuities.

These products are written primarily in:

- one of three separate sub-funds of the PAC long-term fund, namely the with-profits sub-fund, the SAIF, and the non-profit sub-fund;
- Prudential Annuities Limited, which is owned by the PAC with-profits sub-fund;
- Prudential Retirement Income Limited, a shareholder-owned subsidiary; or
- other shareholder-backed subsidiaries writing mainly non-profit unit-linked business.

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Notes on the Group financial statements

D2: UK insurance operations continued

(i) With-profits products and PAC with-profits sub-fund

Within the balance sheet of UK insurance operations at 31 December 2006, there are policyholder liabilities of £74.1 billion (2005: £73.2 billion) and unallocated surplus of £13.5 billion (2005: £11.2 billion) that relate to the WPSF. The WPSF mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). The WPSF’s profits are apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution is determined via the annual actuarial valuation. With-profits products provide returns to policyholders through bonuses that are ‘smoothed’. There are two types of bonuses: ‘annual’ and ‘final’. Annual bonuses are declared once a year, and once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, final bonuses are guaranteed only until the next bonus declaration.

When determining policy payouts, including final bonuses, Prudential considers policyholders’ reasonable expectations, the need to smooth claim values and payments from year to year and competitive considerations, together with ‘asset shares’ for specimen policies. Asset shares broadly reflect the value of premiums paid plus the investment return on the assets notionally attributed to the policy, less the other items to be charged such as expenses and the cost of the life insurance cover.

For many years, UK with-profits product providers, such as Prudential, have been required by law and regulation to consider the reasonable expectations of policyholders in setting bonus levels. This concept is established by statute but is not defined. However, it is defined within the regulatory framework, which also more recently contains an explicit requirement to treat customers fairly.

The WPSF held a provision of £47 million at 31 December 2006 (2005: £52 million) to honour guarantees on a small amount of guaranteed annuity products. SAIF’s exposure to guaranteed annuities is described below.

Beyond the generic guarantees described above, there are very few explicit options or guarantees such as minimum investment returns, surrender values or annuities at retirement and any granted have generally been at very low levels.

(ii) Annuity business

Prudential’s conventional annuities include level, fixed increase and retail price index (RPI) annuities. They are mainly written within the subsidiaries PAL, PRIL, Prudential Pensions Limited and the PAC with-profits sub-fund, but there are some annuity liabilities in the non-profit sub-fund and SAIF.

Prudential’s fixed-increase annuities incorporate automatic increases in annuity payments by fixed amounts over the policyholder’s life. The RPI annuities that Prudential offers provide for a regular annuity payment to which an additional amount is added periodically based on the increase in the UK RPI.

Prudential’s with-profits annuities, which are written in the WPSF, combine the income features of annuity products with the investment smoothing features of with-profits products and enable policyholders to obtain exposure to investment return on the WPSF’s equity shares, property and other investment categories over time. Policyholders select an ‘anticipated bonus’ from the specific range Prudential offers for the particular product. The amount of the annuity payment each year depends upon the relationship between the anticipated bonus rate selected by the policyholder when the product is purchased and the bonus rates Prudential subsequently declares each year during the term of the product. If the total bonus rates fall below the anticipated rate, then the annuity income falls.

At 31 December 2006, £29.0 billion (2005: £25.3 billion) of investments relate to annuity business of PAL and PRIL. These investments are predominantly in debt securities (including retail price index-linked bonds to match retail price index-linked annuities), loans and deposits and are duration matched with the estimated duration of the liabilities they support.

(iii) SAIF

SAIF is a ring-fenced sub-fund of the PAC long-term fund formed following the acquisition of the mutually owned Scottish Amicable Life Assurance Society in 1997. No new business may be written in SAIF, although regular premiums are still being paid on policies in force at the time of the acquisition and incremental premiums are permitted on these policies.

The fund is solely for the benefit of policyholders of SAIF. Shareholders have no interest in the profits of this fund although they are entitled to investment management fees on this business.

The process for determining policyholder bonuses of SAIF with-profits policies, which constitute the vast majority of obligations of the funds, is similar to that for the with-profits policies of the WPSF. However, in addition, the surplus assets in SAIF are allocated to policies in an orderly and equitable distribution over time as enhancements to policyholder benefits i.e. in excess of those based on asset share. Provision is made for the risks attaching to some SAIF unitised with-profits policies that have MVR-free dates and for those SAIF products which have a guaranteed minimum benefit on death or maturity of premiums accumulated at four per cent per annum.

The Group’s main exposure to guaranteed annuities in the UK is through SAIF and a provision of £561 million was held in SAIF at

31 December 2006 (2005: £619 million) to honour the guarantees. As SAIF is a separate sub-fund solely for the benefit of policyholders of SAIF this provision has no impact on the financial position of the Group’s shareholders’ equity.

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Notes on the Group financial statements continued

D2: UK insurance operations continued

(iv) Unit-linked (non-annuity) and other non-profit business

Prudential UK insurance operations also have an extensive book of unit-linked policies of varying types and provide a range of other non-profit business such as credit life and protection contracts. These contracts do not contain significant financial guarantees. There are no guaranteed maturity values or guaranteed annuity options on unit-linked policies except for minor amounts for certain policies linked to cash units within SAIF.

(c) Exposure to market risk

(i) Non-linked life and pension business

For with-profits business, the absence of guaranteed surrender values and the flexibility given by the operation of the bonus system means that the majority of the investments backing the with-profits business are in equities and real estate with the balance in debt securities, deposits and loans.

The investments supporting the protection business are small in value and tend to be fixed maturities reflecting the guaranteed nature of the liabilities.

(ii) Pension annuity business

Prudential’s UK annuity business employs fixed income investments (including UK retail price index-linked assets) because the liabilities consist of guaranteed payments for as long as each annuitant or surviving partner is alive. Retail price index-linked assets are used to back pension annuities where the payments are linked to the RPI.

(iii) Unit-linked business

Except through the second order effect on investment management fees, the unit-linked business of the UK insurance operations is not exposed to market risk. The lack of exposure arises from the contract nature whereby policyholder benefits reflect asset value movements of the unit-linked funds.

(d) Process for setting assumptions and determining liabilities

(i) Overview

The calculation of the contract liabilities involves the setting of assumptions for future experience. This is done following detailed review of the relevant experience including, in particular, mortality, expenses, tax, economic assumptions and where applicable, persistency. For with-profits business written in the WPSF or SAIF, a market consistent valuation is performed (as described in section (ii) below). Additional assumptions required are for persistency and the management actions under which the fund is managed. Assumptions used for a market consistent valuation typically do not contain margins, whereas those used for the valuation of other classes of business do. Mortality assumptions are set based on the results of the most recent experience analysis looking at the experience over recent years of the relevant business. For non-profit business, a margin for adverse deviation is added. Different assumptions are applied for different product groups. For annuitant mortality, assumptions for current mortality rates are based on recent experience investigations and expected future improvements in mortality. The expected future improvements are based on recent experience and projections of the business and industry experience generally.

Maintenance and, for some classes of business, termination expense assumptions are expressed as per policy amounts. They are set based on the expenses incurred during the year, including an allowance for ongoing investment expenditure and allocated between entities and product groups in accordance with the operation’s internal cost allocation model. For non-profit business a margin for adverse deviation is added to this amount. Expense inflation assumptions are set consistent with the economic basis and based on the difference between yields on nominal gilts and index-linked gilts.

The actual renewal expenses charged to SAIF will continue to be based on the tariff arrangement specified in the Scottish Amicable Life Assurance Society Scheme until 31 December 2007, when the tariff arrangement terminates. This provides an additional margin in SAIF as the unit costs derived from actual expenses (and used to derive the recommended assumptions) are generally significantly greater than the tariff costs.

The assumptions for investment management expenses are based on the charges specified in agreements with the Group’s investment management operations, plus a margin for adverse deviation for non-profit business.

Tax assumptions are set equal to current rates of taxation.

For non-profit business excluding unit-linked business, the valuation interest rates used to discount the liabilities are based on the yields as at the valuation date on the assets backing the technical provisions. For fixed interest securities the gross redemption yield is used except for the PAL and PRIL annuity business where the internal rate of return of the assets backing the liabilities is used. For property it is the rental yield, and for equities it is the greater of the dividend yield and the average of the dividend yield and the earnings yield. An adjustment is made to the yield on non risk-free fixed interest securities and property to reflect credit risk. To calculate the non-unit reserves for linked business, assumptions have been set for the gross unit growth rate and the rate of inflation of maintenance expenses, as well as for the valuation interest rate as described above.

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D2: UK insurance operations continued

(ii) WPSF and SAIF

The policyholder liabilities reported for the WPSF are primarily for two broad types of business. These are accumulating and conventional with-profits contracts. The policyholder liabilities of the WPSF are accounted for under FRS 27.

The provisions have been determined on a basis consistent with the detailed methodology included in regulations contained in the FSA’s rules for the determination of reserves on the FSA’s ‘realistic’ Peak 2 basis. In aggregate, the regime has the effect of placing a value on the liabilities of UK with-profits contracts, which reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances. These contracts are a combination of insurance and investment contracts with discretionary participation features, as defined by IFRS 4.

The FSA’s Peak 2 calculation under the new realistic regime, which came fully into effect for the first time for 2004 regulatory reporting requires the value of liabilities to be calculated as: • the with-profits benefits reserve (WPBR); plus • future policy related liabilities (FPRL); plus • the realistic current liabilities of the fund.

The WPBR is primarily based on the retrospective calculation of accumulated asset shares but is adjusted to reflect future expected policyholder benefits and other outgoings. By contrast, the Peak 1 basis addresses, at least explicitly, only declared bonuses. Asset shares are calculated as the accumulation of all items of income and outgo that are relevant to each policy type. Income comprises credits for premiums, investment returns (including unrealised gains), and miscellaneous profits. Outgo comprises charges for tax (including an allowance for tax on unrealised gains), guarantees and smoothing, mortality and morbidity, shareholders’ profit transfers, miscellaneous losses, and expenses and commission (net of any tax relief).

The FPRL must include a market consistent valuation of costs of guarantees, options and smoothing, less any related charges, and this amount must be determined using either a stochastic approach, hedging costs or a series of deterministic projections with attributed probabilities. The assumptions used in the stochastic models are calibrated to produce risk-free returns on each asset class. Volatilities of, and correlations between, investment returns from different asset classes are as determined by the Group’s Portfolio Management Group and aim to be market consistent.

The cost of guarantees, options and smoothing is very sensitive to the bonus, market value reduction (MVR), and investment policy employed and therefore the stochastic modelling incorporates a range of management actions that would help to protect the fund in adverse investment scenarios. Substantial flexibility has been included in the modelled management actions in order to reflect the discretion that is retained in adverse investment conditions, thereby avoiding the creation of unreasonable minimum capital requirements. The management actions assumed are consistent with the Group’s management policy for with-profits funds and the Group’s disclosures in the publicly available Principles and Practices of Financial Management.

The contract liabilities for with-profits business also required assumptions for persistency. These are set based on the results of recent experience analysis.

(iii) Annuity business

The contract liabilities for PAL and PRIL are based on the FSA regulatory solvency basis. The valuation is then modified for IFRS reporting purposes to remove certain of the margins for prudence within the assumptions, and contingency reserves, both of which are required under the solvency basis applied for regulatory purposes, but not for financial accounting.

The contract liabilities are the discounted value of future claim payments, adjusted for investment expenses and future administration costs. The interest rates used for discounting claim payments are derived from the yields on the assets held with an allowance for default and mismatching risk.

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Notes on the Group financial statements continued

D2: UK insurance operations continued

The mortality assumptions are set in light of recent population and internal experience. The assumptions used are percentages of standard actuarial mortality tables with an allowance for future mortality improvements. Where annuities have been sold on an enhanced basis to impaired lives an additional age adjustment is made. The percentages of the standard table used are selected according to the source of business. The range of percentages used is set out in the following tables:

	PAL		PRIL	
2006	Males	Females	Males	Females
In payment	106% – 126% PNMA00 (C = 2000) with medium cohort improvement table with a minimum annual improvement of 1.25%	84% – 117% PNFA00 (C = 2000) with 75% of medium cohort improvement table with a minimum annual improvement of 0.75%	99% – 114% PNMA00 (C = 2000) with medium cohort improvement table with a minimum annual improvement of 1.25%	85% – 103% PNFA00 (C = 2000) with 75% of medium cohort improvement table with a minimum annual improvement of 0.75%
In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years

	PAL		PRIL	
2005	Males	Females	Males	Females
In payment	93% – 100% PMA92 (C = 2004) with medium cohort improvement table with a minimum annual improvement of 1.25%	84% – 105% PFA92 (C = 2004) with 75% of medium cohort improvement table with a minimum annual improvement of 0.75%	88% – 100% PMA92 (C = 2004) with medium cohort improvement table with a minimum annual improvement of 1.25%	84% – 102% PFA92 (C = 2004) with 75% of medium cohort improvement table with a minimum annual improvement of 0.75%
In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years

	PAL		PRIL	
2004	Males	Females	Males	Females
In payment	97% – 111% PMA92 (C = 2004) with medium cohort improvement table with a minimum annual improvement of 1.25%	92% – 105% PFA92 (C = 2004) with 75% of medium cohort improvement table with a minimum annual improvement of 0.75%	90% – 113% PMA92 (C = 2004) with medium cohort improvement table with a minimum annual improvement of 1.25%	85% – 104% PFA92 (C = 2004) with 75% of medium cohort improvement table with a minimum annual improvement of 0.75%
In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years

(iv) Unit-linked (non-annuity) and other non-profit business

The majority of other long-term business written in the UK insurance operations is unit-linked business or other business with similar features. For these contracts the attaching liability reflects the unit value obligation and provision for expenses and mortality risk. The latter component is determined by applying mortality assumptions on a basis that is appropriate for the policyholder profile.

For unit-linked business, the assets covering unit liabilities are exposed to market risk, but the residual risk when considering the unit-linked liabilities and assets together is limited to the effect on fund-based charges.

For those contracts where the level of insurance risk is insignificant the assets and liabilities arising under the contracts are distinguished between those that relate to the financial instrument liability and acquisition costs and deferred income that relate to the component of the contract that relates to investment management. Acquisition costs and deferred income are recognised consistent with the level of service provision in line with the requirements of IAS 18.

(e) Reinsurance

The Group's UK insurance business cedes only minor amounts of business outside the Group. During 2006, reinsurance premiums for externally ceded business were £58 million (2005: £82 million) and reinsurance recoverable insurance assets were £510 million (2005: £750 million) in aggregate. The gains and losses recognised in profit and loss for these contracts were immaterial.

148 Prudential plc Annual Report 2006

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D2: UK insurance operations continued

(f) Effect of changes in assumptions used to measure insurance assets and liabilities

2006

For with-profits business, there was no significant change in assumptions in 2006.

There was no change in mortality assumptions for PAL in 2006 which had a material effect on the measurement of the insurance liabilities. Liabilities for PAL were increased by £47 million for the effect of change of assumptions for renewal expenses. As PAL is owned by the WPSF, this change had no effect on shareholder profit.

In 2006, the FSA made regulatory changes for UK regulated shareholder-backed non-participating business. These changes were proposed in the consultative paper CP06/16 and confirmed in December 2006 policy statement PS06/14.

The changes to the FSA rules allow insurance liabilities for this business to incorporate more realism. In particular this is achieved by: • setting technical provisions for expenses not directly attributable to one particular contract at a homogenous risk group level and not, as previously, at an individual contract level for all non-profit business; and • recognising the economic effect of making a prudent lapse rate assumption. Previously, no lapses were assumed.

Under IFRS 4, the effect of this change is accounted for as a change in estimate and there is a consequent increase in operating profit based on longer-term investment returns of £46 million.

In addition to the £46 million credit described above, a charge of £4 million was recognised in 2006 for the effect of change of assumption for renewal and termination expenses mainly in respect of PAC.

2005

For with-profits business the only significant change for 2005 was an altered basis of recognising liabilities and unallocated surplus for SAIF. This was to comply with actuarial guidance GN 45, which requires that for a closed fund where the fund will be distributed fully that the working capital is shown as zero, with the future enhancements to asset shares being increased by the free capital. Without the adjustment the unallocated surplus would have been approximately £700 million. Shareholder results and equity were not altered by this change.

The change of mortality table for PAL explained in section D2(d) increased liabilities by £144 million. As PAL is owned by the WPSF this change had no affect on shareholder profit.

For shareholder-backed non-participating business a number of changes of assumptions were made in 2005. Taken together these changes had the effect of reducing operating profit based on longer-term investment returns before shareholder tax by £36 million with consequent increase in liabilities. The reduction arose from a charge of £69 million for strengthened mortality assumptions, being partially offset by a net credit of £29 million in respect of a reduced level of expected defaults for debt securities, and a credit of £4 million for other changes.

As described in section A4, the Group provides supplementary analysis of its profit before shareholder tax, distinguishing operating profit based on longer-term investment returns from short-term fluctuations in investment returns, actuarial gains and losses on defined benefit pension schemes, and exceptional items. In addition to the £36 million charge described above, an additional £20 million charge for 2005 for the effect of change of assumption for renewal expenses, which relates to an increase in ongoing future pension scheme contributions as described in section B1, was recorded as part of actuarial and other gains and losses excluded from operating profit but included in total profit before shareholder tax.

The net charge of £36 million comprised amounts in respect of PAC (£35 million charge), Prudential Holborn Life (£2 million credit) and PRIL (£3 million charge).

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D2: UK insurance operations continued

(g) Amount, timing and uncertainty of future cash flows from insurance contracts

At 31 December 2006, the EEV basis value of in-force business of UK insurance operations, after taking account of the cost of encumbered capital and the cost of the time value of financial options and guarantees, was £4,835 million (2005: £4,274 million). This value has been determined after applying the principles of valuation described in note D1 and the following key assumptions.

	2006 %	2005 %
Risk discount rate for in-force business at the start of the year	**8.0**	7.7
Pre-tax expected long-term nominal rates of investment return:		
UK equities	**8.6**	8.1
Overseas equities	**8.6 to 9.3**	8.1 to 8.75
Property	**7.1**	6.4
Gilts	**4.6**	4.1
Corporate bonds	**5.3**	4.9
Expected long-term rate of inflation	**3.1**	2.9
Post-tax expected long-term nominal rate of return for the with-profits sub-fund		
Pensions business (where no tax applies)	**7.5**	7.1
Life business	**6.6**	6.3

The sensitivity of the value of in-force business and net worth to changes in key assumptions is as follows:

	£m	£m
Economic assumptions:		
Discount rates – 1% increase	**(480)**	(432)
Interest rates (including consequential changes for assumed investment returns for all asset classes, market values of debt securities, and all risk discount rates):		
– 1% increase (note)	**55**	69
– 1% decrease (note)	**(70)**	(99)
Equity/property yields – 1% rise	**382**	297
Equity/property market values – 10% fall	**(502)**	(480)
Non-economic assumptions:		
Maintenance expenses – 10% decrease	**33**	33
Lapse rates – 10% decrease	**75**	68
Mortality and morbidity – 5% decrease in base rates (i.e. increased longevity)	**(87)**	(62)

Note
2005 comparatives have been adjusted to reflect refinements to the methodology in UK insurance operations, for the effect of interest rate movements.

(h) Sensitivity of IFRS basis profit or loss and equity to changes that have a material effect

The primary sensitivities that have a material effect on the IFRS basis results of the UK insurance operations relate to asset/liability matching and mortality experience for shareholder-backed annuity business. Further details are described below.

(i) With-profits business

SAIF

Shareholders have no interest in the profits of SAIF but are entitled to the investment management fees paid on the business.

With-profits sub-fund business

For with-profits business (including non-participating business of PAL which is owned by the WPSF) adjustments to liabilities and any related tax effects are recognised in the income statement. However, except for any impact on the annual declaration of bonuses, shareholders' profit for with-profits business is unaffected. This is because IFRS basis profits for with-profits business, which are determined on the same basis as on preceding UK GAAP, solely reflect one-ninth of the cost of bonuses declared for the year.

The main factors that influence the determination of bonus rates are the return on the investments of the fund, the effect of inflation, taxation, the expenses of the fund chargeable to policyholders and the degree to which investment returns are smoothed. Mortality and other insurance risk are relatively minor factors.

Unallocated surplus represents the excess of assets over policyholder liabilities of the fund. As unallocated surplus of the WPSF is recorded as a liability, movements in its value do not affect shareholders' profits or equity.

The level of unallocated surplus is particularly sensitive to the level of investment returns on the portion of the life fund assets that represents the surplus. The effects for 2006 and 2005 are demonstrated in note D5.

150 Prudential plc Annual Report 2006

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Notes on the Group financial statements

D2: UK insurance operations continued

(ii) Shareholder-backed annuity business

Profits from shareholder-backed annuity business are most sensitive to:

• the extent to which the duration of the assets held closely matches the expected duration of the liabilities under the contracts. Assuming close matching, the impact of short-term asset value movements as a result of interest rate movements will broadly offset changes in the value of liabilities caused by movements in valuation rates of interest; • actual versus expected default rates on assets held; • the difference between long-term rates of return on corporate bonds and risk-free rates; • the variance between actual and expected mortality experience; • the extent to which expected future mortality experience gives rise to changes in the measurement of liabilities; and • changes in renewal expense levels.

A decrease in assumed mortality rates of one per cent would decrease gross profits by approximately £34 million (2005: £33 million). A decrease in credit default assumptions of five basis points would increase gross profits by £64 million (2005: £65 million). A decrease in renewal expenses (excluding investment management expenses) of five per cent would increase gross profits by £14 million (2005: £12 million). The effect on profits would be approximately symmetrical for changes in assumptions that are directionally opposite to those explained above.

(iii) Unit-linked and other business

Unit-linked and other business represents a comparatively small proportion of the in-force business of the UK insurance operations. Profits from unit-linked and similar contracts primarily arise from the excess of charges to policyholders, for management of assets under the Company’s stewardship, over expenses incurred. The former is most sensitive to the net accretion of funds under management as a function of new business and lapse and mortality experience. The accounting impact of the latter is dependent upon the amortisation of acquisition costs in line with the emergence of margins (for insurance contracts) and amortisation in line with service provision (for the investment management component of investment contracts). By virtue of the design features of most of the contracts which provide low levels of mortality cover, the profits are relatively insensitive to changes in mortality experience.

(iv) Exposure to interest rate risk

By virtue of the fund structure, product features and basis of accounting described in note D2(b) and (d), the policyholder liabilities of the UK insurance operations are, except for pension annuity business, not generally exposed to interest rate risk. For pension annuity, business liabilities are exposed to fair value interest rate risk. However, the net exposure to the PAC WPSF (for PAL) and shareholders (for liabilities of PRIL and the non-profit sub-fund) is very substantially ameliorated by virtue of the close matching of assets with appropriate duration.

(i) Duration of liabilities

With the exception of most unitised with-profits bonds and other whole of life contracts the majority of the contracts of the UK insurance operations have a contract term. However, in effect, the maturity term of contracts reflects the earlier of death, maturity, or lapsation. In addition, with-profit contract liabilities as noted in note D2(d) above include projected future bonuses based on current investment values. The actual amounts payable will vary with future investment performance of SAIF and the WPSF. To ascribe particular amounts payable to these contracts in future years does not provide appropriate information.

The tables below show the carrying value of the policyholder liabilities. Separately, the Group uses cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results. The tables below also show the maturity profile of the cash flows used for 2006 and 2005 for that purpose for insurance contracts, as defined by IFRS, i.e. those containing significant insurance risk, and investment contracts, which do not.

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D2: UK insurance operations continued

2006	With-profits business Insurance contracts £m	Investment contracts £m	Total £m	Annuity business (insurance contracts) PAL £m	PRIL £m	Total £m	Other Insurance contracts £m	Investment contracts £m	Total £m
Policyholder liabilities	46,223	28,677	74,900	13,379	12,327	25,706	8,394	11,441	19,835
	%	%	%	%	%	%	%	%	%
Expected maturity:									
0 to 5 years	47	23	36	32	30	31	32	37	34
5 to 10 years	28	22	26	24	23	24	24	23	23
10 to 15 years	13	17	15	18	17	18	18	14	16
15 to 20 years	6	15	10	12	12	12	12	13	13
20 to 25 years	3	13	7	7	8	7	7	5	7
Over 25 years	3	10	6	7	10	8	7	8	7

2005	With-profits business Insurance contracts £m	Investment contracts £m	Total £m	Annuity business (insurance contracts) PAL £m	PRIL £m	Total £m	Other Insurance contracts £m	Investment contracts £m	Total £m
Policyholder liabilities	47,435	26,443	73,878	14,068	8,324	22,392	9,404	10,502	19,906
	%	%	%	%	%	%	%	%	%
Expected maturity:									
0 to 5 years	48	25	39	32	29	31	33	45	36
5 to 10 years	29	24	27	24	22	23	25	24	25
10 to 15 years	13	18	15	17	17	17	18	14	17
15 to 20 years	6	14	9	12	12	12	14	8	12
20 to 25 years	3	11	6	7	8	8	6	5	6
Over 25 years	1	8	4	8	12	9	4	4	4

Notes

(i) The cash flow projections of expected benefit payments used in the maturity profile table above are from value of in-force business and exclude the value of future new business, including vesting of internal pension contracts.

(ii) Benefit payments do not reflect the pattern of bonuses and shareholder transfers in respect of the with-profits business.

(iii) Investment contracts under Other comprise certain unit-linked and similar contracts accounted for under IAS 39 and IAS 18.

(iv) For business with no maturity term included within the contracts, for example with-profits investment bonds such as Prudence Bond, an assumption is made as to likely duration based on prior experience.

152 Prudential plc Annual Report 2006

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Notes on the Group financial statements

D3: US operations

(a) Summary balance sheet at 31 December 2006

	Long-term business				US operations	
	Variable annuity separate account assets and liabilities* £m	Fixed annuity, GIC and other business* £m	Total £m	Broker-dealer and fund management £m	**Total 2006 £m**	Total 2005 £m
Assets						
Intangible assets attributable to shareholders:						
Goodwill	–	–	–	16	**16**	16
Deferred acquisition costs and acquired in-force value of long-term business contracts	–	1,712	1,712	–	**1,712**	1,634
Total	–	1,712	1,712	16	**1,728**	1,650
Other non-investment and non-cash assets	–	1,588	1,588	83	**1,671**	1,888
Investments of long-term business and other operations:						
Investment properties	–	20	20	–	**20**	41
Financial investments:						
Loans and receivables	–	3,254	3,254	–	**3,254**	3,577
Equity securities and portfolio holdings in unit trusts	11,367	343	11,710	–	**11,710**	8,847
Debt securities	–	20,146	20,146	–	**20,146**	24,290
Other investments	–	542	542	28	**570**	825
Deposits	–	457	457	7	**464**	380
Total investments	11,367	24,762	36,129	35	**36,164**	37,960
Cash and cash equivalents	–	99	99	33	**132**	202
Total assets	**11,367**	**28,161**	**39,528**	**167**	**39,695**	41,700
Equity and liabilities						
Equity						
Shareholders' equity	–	2,656	2,656	57	**2,713**	2,969
Minority interests	–	1	1	–	**1**	2
Total equity	–	2,657	2,657	57	**2,714**	2,971
Liabilities						
Policyholder liabilities:						
Insurance contract liabilities	11,367	18,817	30,184	–	**30,184**	30,479
Investment contract liabilities without discretionary participation features (GIC and annuity certain)	–	1,562	1,562	–	**1,562**	1,502
Total	11,367	20,379	31,746	–	**31,746**	31,981
Core structural borrowings of shareholder-financed operations	–	127	127	–	**127**	145
Operational borrowings attributable to shareholder-financed operations	–	743	743	–	**743**	1,085
Other non-insurance liabilities	–	4,255	4,255	110	**4,365**	5,518
Total liabilities	11,367	25,504	36,871	110	**36,981**	38,729
Total equity and liabilities	**11,367**	**28,161**	**39,528**	**167**	**39,695**	41,700

*Assets and liabilities attaching to variable annuity business that are not held in the separate account are shown within other business.

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Prudential plc Annual Report 2006 153

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Notes on the Group financial statements continued

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D3: US operations continued

Summary policyholder liabilities (net of reinsurance) and reserves at 31 December 2006

The policyholder liabilities, net of reinsurers' share of £427 million (2005: £520 million) reflect balances in respect of the following:

	2006 £m	2005 £m
Policy reserves and liabilities on non-linked business:		
Reserves for future policyholder benefits and claims payable	**935**	971
Deposits on investment contracts (as defined under US GAAP)	**17,690**	20,702
Guaranteed investment contracts	**1,327**	1,214
Unit-linked (variable annuity) business	**11,367**	8,574
	31,319	31,461

In addition to the policyholder liabilities above, Jackson has entered into a programme of funding arrangements under contracts which, in substance, are almost identical to GICs. The liabilities under these funding arrangements totalled £2,552 million (2005: £3,267 million) and are included in 'other non-insurance liabilities' in the balance sheet above.

(b) Products and guarantees

Jackson provides long-term savings and retirement products to retail and institutional customers throughout the US. Jackson offers fixed annuities (interest-sensitive, fixed indexed and immediate annuities), variable annuities (VA), life insurance and institutional products.

(i) Fixed annuities

Interest-sensitive annuities

At 31 December 2006, interest-sensitive fixed annuities accounted for 31 per cent (2005: 36 per cent) of policy and contract liabilities of Jackson. Interest-sensitive fixed annuities are primarily deferred annuity products that are used for retirement planning and for providing income in retirement. They permit tax-deferred accumulation of funds and flexible payout options.

The policyholder of an interest-sensitive fixed annuity pays Jackson a premium, which is credited to the policyholder's account. Periodically, interest is credited to the policyholder's account and in some cases administrative charges are deducted from the policyholder's account. Jackson makes benefit payments at a future date as specified in the policy based on the value of the policyholder's account at that date.

The policy provides that at Jackson's discretion it may reset the interest rate, subject to a guaranteed minimum. The minimum guarantee varies from 1.5 per cent to 5.5 per cent (2005: 1.5 per cent to 5.5 per cent) depending on the jurisdiction of issue and the date of issue, with 80 per cent (2005: 73 per cent) of the fund at three per cent or less. The average guarantee rate is 3.1 per cent (2005: 3.3 per cent).

Approximately 35 per cent (2005: 29 per cent) of the interest-sensitive fixed annuities Jackson wrote in 2006 provide for a market value adjustment, that could be positive or negative, on surrenders in the surrender period of the policy. This formula-based adjustment approximates the change in value that assets supporting the product would realise as interest rates move up or down. The minimum guaranteed rate is not affected by this adjustment.

Fixed indexed annuities

Fixed indexed annuities accounted for seven per cent (2005: seven per cent) of Jackson's policy and contract liabilities at 31 December 2006. Fixed indexed annuities vary in structure, but generally are deferred annuities that enable policyholders to obtain a portion of an equity-linked return (based on participation rates and caps) but provide a guaranteed minimum return. These guaranteed minimum rates are generally set at three per cent.

Jackson hedges the equity return risk on fixed indexed products using futures and options linked to the relevant index. The cost of these hedges is taken into account in setting the index participation rates and caps. Jackson bears the investment and surrender risk on these products.

Immediate annuities

At 31 December 2006, immediate annuities accounted for two per cent (2005: two per cent) of Jackson's policy and contract liabilities. Immediate annuities guarantee a series of payments beginning within a year of purchase and continuing over either a fixed period of years and/or the life of the policyholder. If the term is for the life of the policyholder, then Jackson's primary risk is mortality risk. The implicit interest rate on these products is based on the market conditions that exist at the time the policy is issued and is guaranteed for the term of the annuity.

154 Prudential plc Annual Report 2006

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Notes on the Group financial statements

D3: US operations continued

(ii) Variable annuities

At 31 December 2006, VAs accounted for 38 per cent (2005: 32 per cent) of Jackson’s policy and contract liabilities. VAs are deferred annuities that have the same tax advantages and payout options as interest-sensitive and fixed indexed annuities.

The primary differences between VAs and interest-sensitive or fixed indexed annuities are investment risk and return. If a policyholder chooses a VA, the rate of return depends upon the performance of the selected fund portfolio. Policyholders may allocate their investment to either the fixed or variable account. Investment risk on the variable account is borne by the policyholder, while investment risk on the fixed account is borne by Jackson through guaranteed minimum fixed rates of return. At 31 December 2006, approximately 13 per cent (2005: 19 per cent) of VA funds were in fixed accounts.

Jackson issues VA contracts where it contractually guarantees to the contractholder either a) return of no less than total deposits made to the contract adjusted for any partial withdrawals, b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return, or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death (guaranteed minimum death benefit (GMDB)), annuitisation (guaranteed minimum income benefit (GMIB)), or at specified dates during the accumulation period (guaranteed minimum withdrawal benefit (GMWB)). Jackson hedges these risks using equity options and futures contracts as described in note D3(c).

(iii) Life insurance

Jackson’s life insurance products accounted for 10 per cent (2005: nine per cent) of Jackson’s policy and contract liabilities at 31 December 2006. The products offered include variable universal life insurance, term life insurance and interest-sensitive life insurance.

(iv) Institutional products

Jackson’s institutional products consist of GICs, funding agreements (including agreements issued in conjunction with Jackson’s participation in the US Federal Home Loan Bank programme) and medium-term note funding agreements. At 31 December 2006, institutional products accounted for 12 per cent of policy and contract liabilities (2005: 14 per cent). Under a traditional GIC, the policyholder makes a lump sum deposit. The interest rate paid is fixed and established when the contract is issued. If deposited funds are withdrawn earlier than the specified term of the contract, an adjustment is made that approximates a market value adjustment. Under a funding agreement, the policyholder either makes a lump sum deposit or makes specified periodic deposits. Jackson agrees to pay a rate of interest, which may be fixed but which is usually a floating short-term interest rate linked to an external index. The average term of the funding arrangements is one to two years. Funding agreements terminable by the policyholder with less than 90 days’ notice account for less than one per cent (2005: one per cent) of total policyholder reserves.

Medium-term note funding agreements are generally issued to support trust instruments issued on non-US exchanges or to qualified investors (as defined by SEC Rule 144A). Through the funding agreements, Jackson agrees to pay a rate of interest, which may be fixed or floating, to the holders of the trust instruments.

(c) Risk management

Jackson’s main exposures to market risk are through its exposure to interest rate risk and equity risk. Approximately 89 per cent (2005: 88 per cent) of its general account investments support interest-sensitive and fixed indexed annuities, life business and surplus and 11 per cent (2005: 12 per cent) support institutional business. All of these types of business contain considerable interest rate guarantee features and, consequently, require that the assets that support them are primarily fixed income or fixed maturity.

Prudential is exposed primarily to the following risks in the US arising from fluctuations in interest rates:

• the risk of loss related to meeting guaranteed rates of accumulation following a sharp and sustained fall in interest rates; • the risk of loss related to policyholder withdrawals following a sharp and sustained increase in interest rates; and

• the risk of mismatch between the expected duration of certain annuity liabilities and prepayment risk and extension risk inherent in mortgage-backed securities.

Jackson enters into financial derivative transactions, including swaps, forwards, put-swaptions, futures and options to reduce and manage business risks. These transactions manage the risk of a change in the value, yield, price, cash flows, or quantity of, or a degree of exposure with respect to assets, liabilities or future cash flows, which Jackson has acquired or incurred.

Jackson generally uses free-standing derivative instruments for hedging purposes. Additionally, certain liabilities, primarily trust instruments supported by funding agreements, fixed indexed annuities, certain GMWB variable annuity features and reinsured GMIB variable annuity features contain embedded derivatives as defined by IAS 39, ‘Financial Instruments: Recognition and Measurement’. Jackson does not account for such derivatives as either fair value or cash flow hedges as might be permitted if the specific hedge documentation requirements of IAS 39 were followed. Financial derivatives, including derivatives embedded in certain host liabilities that have been separated for accounting and financial reporting purposes are carried at fair value.

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Prudential plc Annual Report 2006 155

Group financial statements

Notes on the Group financial statements

Notes on the Group financial statements continued

D3: US operations continued

Value movements on the derivatives are reported within the income statement. Under the Group’s accounting policies supplementary analysis of the profit before taxes attributable to shareholders is provided as shown in note B1. In preparing this analysis, value movements on Jackson derivative contracts, other than for certain equity-based product management activities, are included within short-term fluctuations in investment returns and excluded from operating results based on longer-term investment returns. Value movements on derivative instruments used for certain equity-based product management activities are included within operating results based on longer-term investment returns, as the value movements broadly offset the economic impact of changed levels of benefit payments and reserves as equity markets fluctuate. The types of derivative used by Jackson and their purpose are as follows: • interest rate swaps generally involve the exchange of fixed and floating payments over the life of the agreement without an exchange of the underlying principal amount. These agreements are used for hedging purposes; • forwards consist of interest spreadlock agreements, in which Jackson locks in the forward interest rate differential between a swap and the corresponding US Treasury security. The forwards are held as a hedge of corporate spreads; • put-swaption contracts provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-duration interest rate swap at future exercise dates. Jackson purchases and writes put-swaptions with maturities up to 10 years.

On a net basis, put-swaptions hedge against significant upward movements in interest rates;

• equity index futures contracts and equity index call and put options are used to hedge Jackson’s obligations associated with its issuance of fixed indexed immediate and deferred annuities and certain VA guarantees. These annuities and guarantees contain embedded options which are fair valued for financial reporting purposes; • total return swaps in which Jackson receives equity returns or returns based on reference pools of assets in exchange for short-term floating rate payments based on notional amounts, are held for both hedging and investment purposes; and • cross-currency swaps, which embody spot and forward currency swaps and additionally, in some cases, interest rate swaps and equity index swaps, are entered into for the purpose of hedging Jackson’s foreign currency denominated funding agreements supporting trust instrument obligations.

As noted above, Jackson is exposed to equity risk through the options embedded in the fixed indexed liabilities and GMDB and GMWB guarantees included in certain VA benefits. This risk is managed using a comprehensive equity hedging programme to minimise the risk of a significant economic impact as a result of increases or decreases in equity market levels while taking advantage of naturally offsetting exposures in Jackson’s operations. Jackson purchases external futures and options that hedge the risks inherent in these products, while also considering the impact of rising and falling separate account fees. As a result of this hedging programme, if the equity markets were to increase, Jackson’s free-standing derivatives would decrease in value. However, over time, this movement would be broadly offset by increased separate account fees and reserve decreases, net of the related changes to amortisation of deferred acquisition costs. Due to the nature of the free-standing and embedded derivatives, this hedge, while highly effective on an economic basis, may not completely mute the immediate impact of the market movements as the free-standing derivatives reset immediately while the hedged liabilities reset more slowly (see note (d) for further details on the valuation of the guarantees) and fees are recognised prospectively. It is estimated that an immediate increase in the equity markets of 10 per cent would result in a net accounting charge of up to £20 million, excluding the impact on future separate account fees. The actual impact on financial results would vary contingent upon the volume of new product sales and lapses, changes to the derivative portfolio, correlation of market returns and various other factors including volatility, interest rates and elapsed time.

For risk management purposes, the US general account portfolio is divided substantially into assets that support the interest-sensitive life and fixed annuity business, the institutional business and the fixed indexed business. Jackson hedges the equity return risk on fixed indexed products by purchasing futures and options on the relevant index.

Information on credit risk of debt securities and mortgage-backed securities

For statutory reporting in the US, debt securities are classified into six quality categories specified by the Securities Valuation Office of the National Association of Insurance Commissioners (NAIC). The categories range from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5. Securities in or near default are designated Class 6. Securities designated as Class 3, 4, 5 and 6 are non-investment grade securities. Generally, securities rated AAA to A by nationally recognised statistical ratings organisations are reflected in Class 1, BBB in Class 2, BB in Class 3 and B and below in Classes 4 to 6. If a designation is not currently available from the NAIC, Jackson’s investment advisor, PPM America, provides the designation for the purposes of disclosure below.

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156 Prudential plc Annual Report 2006

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Notes on the Group financial statements

D3: US operations continued

The following table shows the quality of publicly traded and SEC Rule 144A traded debt securities held by the US operations as at 31 December 2006 and 2005:

	2006 Carrying value		2005 Carrying value	
	£m	% of total	£m	% of total
NAIC designation:				
1	**4,631**	**40**	5,852	39
2	**5,850**	**51**	7,622	51
3	**817**	**7**	1,183	8
4	**249**	**2**	320	2
5	**22**	**0**	30	0
6	**–**	**–**	–	–
	11,569	**100**	15,007	100

The following table shows the quality of the non-SEC Rule 144A traded private placement portfolio:

	2006 Carrying value		2005 Carrying value	
	£m	% of total	£m	% of total
NAIC designation:				
1	**861**	**35**	1,368	43
2	**1,345**	**54**	1,471	46
3	**212**	**9**	299	9
4	**40**	**2**	51	2
5	**–**	**–**	–	–
6	**–**	**–**	11	0
	2,458	**100**	3,200	100

The following table shows the quality of residential and commercial mortgage-backed securities:

	2006 £m (unless otherwise stated)	2005 £m (unless otherwise stated)
Residential mortgage-backed securities (included within debt securities)		
Total residential mortgage-backed securities	**2,827**	2,303
Residential mortgage-backed securities rated AAA or equivalent by a nationally recognised statistical ratings organisation (including Standard & Poor's, Moody's and Fitch):		
Amount	**1,750**	2,002
Percentage of total	**61.9%**	86.9%
Residential mortgage-backed securities rated NAIC 1:		
Amount	**2,824**	2,300
Percentage of total	**99.9%**	99.9%
Commercial mortgage-backed securities (included within debt securities)		
Total commercial mortgage-backed securities	**1,155**	1,385
Commercial mortgage-backed securities rated by a nationally recognised statistical ratings organisation (including Standard & Poor's, Moody's and Fitch):		
Amount	**1,090**	1,385
Percentage of total	**94.4%**	100.0%
Commercial mortgage-backed securities rated investment grade:		
Amount	**1,076**	1,364
Percentage of total	**93.2%**	98.5%

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Prudential plc Annual Report 2006 157

Group financial statements Notes on the Group financial statements Notes on the Group financial statements continued

D3: US operations continued (d) Process for setting assumptions and determining liabilities

Under the MSB of reporting applied under IFRS 4 for insurance contracts, providing the requirements of the Companies Act, UK GAAP standards and the ABI SORP are met, it is permissible to reflect the previously applied UK GAAP basis. Accordingly, and consistent with the basis explained in note A4, in the case of Jackson the carrying values of insurance assets and liabilities are consolidated into the Group accounts based on US GAAP.

Under US GAAP, investment contracts (as defined for US GAAP purposes) are accounted for by applying in the first instance a retrospective deposit method to determine the liability for policyholder benefits. This is then augmented by potentially three additional amounts. These amounts are for:

• any amounts that have been assessed to compensate the insurer for services to be performed over future periods (i.e. deferred income);

• any amounts previously assessed against policyholders that are refundable on termination of the contract; and

• any probable future loss on the contract (i.e. premium deficiency).

Capitalised acquisition costs and deferred income for these contracts are amortised over the life of the book of contracts. The present value of the estimated gross profits is generally computed using the rate of interest that accrues to policyholder balances (sometimes referred to as the contract rate). Estimated gross profits include estimates of the following elements, each of which will be determined based on the best estimate of amounts of the following individual elements over the life of the book of contracts without provision for adverse deviation for:

• amounts expected to be assessed for mortality less benefit claims in excess of related policyholder balances; • amounts expected to be assessed for contract administration less costs incurred for contract administration;

• amounts expected to be earned from the investment of policyholder balances less interest credited to policyholder balances; • amounts expected to be assessed against policyholder balances upon termination of contracts (sometimes referred to as surrender charges); and

• other expected assessments and credits.

VA contracts written by Jackson may, as described above, provide for GMDB, GMIB and GMWB features. In general terms, liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate persistency assumptions. The GMDB liability is determined each period end by estimating the expected value of death benefits in excess of the projected account balance and recognising the excess rateably over the life of the contract based on total expected assessments. At 31 December 2006, the GMDB liability was valued using a series of deterministic investment performance scenarios, a mean investment return of 8.4 per cent (2005: 8.4 per cent) and assumptions for lapse, mortality and expense that are the same as those used in amortising the capitalised acquisition costs.

The direct GMIB liability is determined by estimating the expected value of the annuitisation benefits in excess of the projected account balance at the date of annuitisation and recognising the excess rateably over the accumulation period based on total expected assessments. The assumptions used for calculating the direct GMIB liability at 31 December 2006 and 2005 are consistent with those used for calculating the GMDB liability.

Jackson regularly evaluates estimates used and adjusts the additional GMDB and GMIB liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

GMIB benefits are essentially fully reinsured, subject to annual claim limits. As this reinsurance benefit is net settled, it is considered to be a derivative under IAS 39 and is, therefore, recognised at fair value with the change in fair value included as a component of short-term derivative fluctuations.

Most GMWB features are considered to be embedded derivatives under IAS 39. Therefore, provisions for these benefits are recognised at fair value, with the change in fair value included in operating profit based on longer-term investment returns. Certain GMWB features guarantee payments over a lifetime and, therefore, include mortality risk. Provisions for these GMWB amounts are valued consistent with the GMDB valuation method discussed above.

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158 Prudential plc Annual Report 2006

Group financial statements Notes on the Group financial statements D3: US operations continued

The fair values of the GMWB and GMIB reinsurance derivatives are calculated based on actuarial assumptions related to the projected cash flows, including benefits and related contract charges, over the expected lives of the contracts, incorporating expectations regarding policyholder behaviour in varying economic conditions. As the nature of these cash flows can be quite varied, stochastic techniques are used to generate a variety of market return scenarios for evaluation. The generation of these scenarios and the assumptions as to policyholder behaviour involve numerous estimates and subjective judgements, including those regarding expected market volatility, correlations of market returns and discount rates, utilisation of the benefit by policyholders under varying conditions, and policyholder lapsation. At each valuation date, Jackson assumes expected returns based on risk-free rates as represented by the LIBOR forward curve rates as of that date and market volatility as determined with reference to implied volatility data and evaluations of historical volatilities for various indices. The risk-free spot rates as represented by the LIBOR spot curve as of the valuation date are used to determine the present value of expected future cash flows produced in the stochastic process.

With the exception of the GMDB, GMIB and GMWB features of VA contracts, the financial guarantee features of Jackson’s contracts are in most circumstances not explicitly valued, but the impact of any interest guarantees would be reflected as they are earned in the current account value (i.e. the US GAAP liability).

For traditional life insurance contracts, provisions for future policy benefits are determined under US GAAP standards SFAS 60, ‘Accounting and Reporting by Insurance Enterprises’ using the net level premium method and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviation.

Institutional products are accounted for as investment contracts under IFRS with the liability classified as being in respect of financial instruments rather than insurance contracts, as defined by IFRS 4. In practice, there is no material difference between the IFRS and US GAAP basis of recognition and measurement for these contracts.

Certain institutional products representing obligations issued in currencies other than US dollars have been hedged for changes in exchange rates using cross-currency swaps. The fair value of derivatives embedded in funding agreements, as well as foreign currency transaction gains and losses, are included in the carrying value of the trust instruments supported by funding agreements. (e) Reinsurance

The principal reinsurance ceded by Jackson outside the Group is on term life insurance, direct and assumed accident and health business and GMIB variable annuity guarantees. In 2006, the premiums for such ceded business amounted to £66 million (2005: £78 million). Net commissions received on ceded business and claims incurred ceded to external reinsurers totalled £12 million and £53 million, respectively, during 2006 (2005: £13 million and £54 million respectively). There were no deferred gains or losses on reinsurance contracts in either 2006 or 2005. The reinsurance asset for business ceded outside the Group was £427 million (2005: £520 million).

(f) Effect of changes in assumptions used to measure insurance assets and liabilities 2006

The operating profit based on longer-term investment returns of £408 million for US operations for 2006 has been determined after taking account of several changes of assumptions during the year. Generally, assumptions were modified in 2006 to conform to more recent experience. These changes included revisions to the assumptions regarding utilisation of free partial withdrawal options, resulting in a decrease in Deferred Acquisition Costs (DAC) of £12 million. In addition, several smaller changes relating to lapse rates, mortality rates and other assumptions, resulted in an increase of £6 million in DAC. Combined with other minor modifications, the resulting net impact of all changes during the year was a decrease in pre-tax profits of £7 million. 2005

The operating profit based on longer-term investment returns of £362 million for US operations for 2005 has been determined after taking account of material changes of assumptions during the year. Several assumptions were modified in 2005 to conform to more recent experience. The most significant changes included a DAC write-down of £21 million for single premium deferred annuities partial withdrawal changes and a Universal Life SOP 03-1, ‘Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and Separate Accounts’ reserve increase of £13 million due to increasing the mortality assumption. Several smaller changes relating to single premium whole life surrenders and annuity mortality and annuitisation rates, resulted in a £19 million benefit on adjusting amortisation of DAC. Combined with other minor modifications, the resulting net impact of all changes during the year was a decrease in pre-tax profits of £7 million. Primary statements A B C D E F G H I company Parent EEV

Prudential plc Annual Report 2006 159

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Notes on the Group financial statements

Notes on the Group financial statements continued

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D3: US operations continued

(g) Amount, timing and uncertainty of future cash flows from insurance contracts

At 31 December 2006, the EEV basis value of in-force business of the US operations, after taking account of the cost of encumbered capital, and the cost of the time value of financial options and guarantees, was £1,320 million (2005: £1,251 million). This value has been determined after applying the principles of valuation described in note D1. The key assumptions in these projections are the risk discount rates, which are 8.4 per cent (2005: 8.0 per cent) for variable annuity business and 5.6 per cent (2005: 5.2 per cent) for other business, and the expected ultimate spread between the earned rate and the rate credited to policyholders for single premium deferred annuity business of 1.75 per cent.

The sensitivity of the value of in-force business and net worth to changes in key assumptions is as follows:

	2006 £m	2005 £m
Economic assumptions:		
Discount rates – 1% increase	**(127)**	(133)
Interest rates (including consequential changes for assumed investment returns for all asset classes, market values of debt securities and all risk discount rates):		
– 1% increase	**(190)**	(144)
– 1% decrease	**116**	55
Equity/Property yields – 1% rise	**46**	42
Equity/Property market values – 10% fall	**(58)**	(55)
Non-economic assumptions:		
Maintenance expenses – 10% decrease	**32**	36
Lapse rates – 10% decrease	**110**	90
Mortality and morbidity – 5% decrease in base rates (i.e. increased longevity)	**75**	90

Notes
2005 comparatives have been adjusted to reflect the effect of equity falls where the impact of associated hedging activity on variable annuity business is now included.

(h) Sensitivity of IFRS basis profit and equity to changes that have a material effect

(i) Currency fluctuations

Consistent with the Group's accounting policies, the profits of the Group's US operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2006, the rates were US$1.84 (2005: US$1.82) and US$1.96 (2005: US$1.72) to £1 sterling respectively. A 10 per cent increase in these rates would reduce reported profit before tax attributable to shareholders and shareholders' equity attributable to US insurance operations by £42 million (2005: £48 million) and £247 million (2005: £270 million) respectively.

(ii) Other sensitivities

The principal determinants of variations in operating profit based on longer-term returns are:

- growth in the size of assets under management covering the liabilities for the contracts in force; and
- spread returns for the difference between investment returns and rates credited to policyholders.

For the purpose of determining longer-term returns, adjustment is necessary for the normalisation of investment returns to remove the effects of short-term volatility in investment returns.

- amortisation of deferred acquisition costs.

For term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity business, acquisition costs are deferred and amortised in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders, which is based on an annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges) all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual experience is measured by internally developed mortality and persistency studies. For variable annuity business, the key assumption is the expected long-term level of equity market returns, which for 2006 and 2005 was 8.4 per cent per annum implemented using a mean reversion methodology. These returns affect the level of future expected profits through their effects on the fee income and the required level of provision for guaranteed minimum death benefit claims.

160 Prudential plc Annual Report 2006

Group financial statements

Notes on the Group financial statements

D3: US operations continued

• variations in fees and other income, offset by variations in market value adjustment payments and, where necessary, strengthening of liabilities.

Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and GMDB reserves, the profits of Jackson are relatively insensitive to changes in insurance risk.

(iii) Exposure to interest rate risk

Notwithstanding the market risk exposure described in note D3(c), except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of liabilities of Jackson products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement described in notes D3(b) and D3(d).

(i) Duration of liabilities

The Group uses cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results. The maturity profile of the cash flows used for that purpose for 2006 and 2005 is as follows:

2006 2005 (note (i))

Fixed Fixed annuity and annuity and other other business usiness (including (including GICs and GICs and similar Variable similar Variable contracts) annuity contracts) annuity

£m £m £m £m

Policyholder liabilities 20,379 11,367 23,407 8,574

% % % %

Expected maturity:

0 to 5 years 53 48 52 47 5 to 10 years 26 30 26 31 10 to 15 years 11 13 12 13 15 to 20 years 5 6 6 6 20 to 25 years 3 2 3 2 Over 25 years 2 1 1 1

Note

(i) The presentation of the 2005 maturity profile has been altered to a discounted basis from the previously published undiscounted basis to conform to the current year’s presentation.

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D4: Asian operations

(a) Summary balance sheet at 31 December 2006

	With-profits business £m	Unit-linked assets and liabilities £m	Other £m	2006 Total £m	2005 Total £m
Assets					
Intangible assets attributable to shareholders:					
Goodwill	–	–	172	**172**	172
Deferred acquisition costs and acquired in-force value of long-term business contracts	–	–	612	**612**	566
Total	–	–	784	**784**	738
Other non-investment and non-cash assets	100	28	528	**656**	566
Investments of long-term business and other operations:					
Investment properties	30	–	11	**41**	39
Financial investments:					
Loans and receivables	418	–	486	**904**	1,105
Equity securities and portfolio holdings in unit trusts	3,102	3,179	617	**6,898**	4,959
Debt securities	2,025	759	2,620	**5,404**	4,742
Other investments	35	45	11	**91**	45
Deposits	93	82	236	**411**	374
Total investments	5,703	4,065	3,981	**13,749**	11,264
Cash and cash equivalents	220	41	423	**684**	504
Total assets	**6,023**	**4,134**	**5,716**	**15,873**	13,072
Equity and liabilities					
Equity					
Shareholders' equity	–	–	1,437	**1,437**	1,288
Liabilities					
Policyholder liabilities and unallocated surplus of with-profits funds:					
Insurance contract liabilities	5,317	4,134	3,255	**12,706**	10,726
Investment contract liabilities with discretionary participation features	68	–	–	**68**	80
Investment contract liabilities without discretionary participation features	27	–	–	**27**	22
Unallocated surplus of with-profits funds	88	–	–	**88**	85
Total	5,500	4,134	3,255	**12,889**	10,913
Other non-insurance liabilities	523	–	1,024	**1,547**	871
Total liabilities	6,023	4,134	4,279	**14,436**	11,784
Total equity and liabilities	**6,023**	**4,134**	**5,716**	**15,873**	13,072

Summary policyholder liabilities (net of reinsurance) and unallocated surplus at 31 December 2006

The policyholder liabilities (net of reinsurance of £8 million (2005: £8 million)) and unallocated surplus shown in the table above reflect the following balances:

	2006 £m	2005 £m
With-profits and other non-linked business	**8,659**	8,122
Unallocated surplus of Asian operations	**88**	85
Unit-linked business	**4,134**	2,698
	12,881	10,905

162 Prudential plc Annual Report 2006

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Notes on the Group financial statements

D4: Asian operations continued

At 31 December 2006, the policyholder liabilities (net of reinsurance) and unallocated surplus for Asian operations of £12.9 billion (2005: £10.9 billion) comprised the following:

	2006 £m	2005 £m
Singapore	**4,355**	3,938
Hong Kong	**3,045**	2,156
Taiwan	**2,249**	2,050
Malaysia	**895**	763
Japan	**572**	631
Other countries	**1,765**	1,367
Total Asian operations	**12,881**	10,905

This amount covers a range of with-profits, unit-linked and non-participating contracts.

(b) Products and guarantees

The life insurance products offered by the Group's Asian operations include a range of with-profits and non-participating term, whole life, endowment and unit-linked policies. The Asian operations also offer health, disability, critical illness and accident coverage to supplement its core life products.

The terms and conditions of the contracts written by the Asian operations and, in particular, the products' options and guarantees, vary from territory to territory depending upon local market circumstances.

In general terms, the Asian participating products provide savings and protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the insurers. The Asian operations' non-participating term, whole life and endowment products offer savings and/or protection where the benefits are guaranteed or determined by a set of defined market related parameters. Unit-linked products combine savings with protection, the cash value of the policy depends on the value of the underlying unitised funds. Accident and Health (A&H) policies provide mortality or morbidity benefits and include health, disability, critical illness and accident coverage. A&H products are commonly offered as supplements to main life policies but can be sold separately.

Subject to local market circumstances and regulatory requirements, the guarantee features described in note D2(b) in respect of UK business broadly apply to similar types of participating contracts written in the Hong Kong branch, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.

Non-participating long-term products are the only ones where the insurer is contractually obliged to provide guarantees on all benefits. Investment-linked products have the lowest level of guarantee if indeed they have any.

Product guarantees in Asia can be broadly classified into four main categories; namely premium rate, cash value and interest rate guarantees, policy renewability and convertibility options.

The risks on death coverage through premium rate guarantees are low due to appropriate product pricing.

Cash value and interest rate guarantees are of three types:

- Maturity values
  Maturity values are guaranteed for non-participating products and on the guaranteed portion of participating products. Declared annual bonuses are also guaranteed once vested. Future bonus rates and cash dividends are not guaranteed on participating products.
- Surrender values
  Surrender values are guaranteed for non-participating products and on the guaranteed portion of participating products. The surrender value of declared reversionary bonuses are also guaranteed once vested.

Market value adjustments and surrender penalties are used where the law permits such adjustments in cash values.

- Interest rate guarantees
  It is common in Asia for regulations or market driven demand and competition to provide some form of capital value protection and minimum crediting interest rate guarantees. This would be reflected within the guaranteed maturity and surrender values.

The guarantees are borne by shareholders for non-participating and investment-linked (non-investment guarantees only) products. Participating product guarantees are predominantly supported by the segregated life funds and their estates.

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Notes on the Group financial statements continued

D4: Asian operations continued

The most significant book of non-participating business in the Asian operations is Taiwan’s whole of life contracts. For these contracts there are floor levels of policyholder benefits that accrue at rates set at inception which are set by reference to minimum terms established by local regulation also at the time of inception. These rates do not vary subsequently with market conditions.

Under these contracts, the cost of premiums are also fixed at inception based on a number of assumptions at that time, including long-term interest rates, mortality assumptions and expenses. The guaranteed maturity and surrender values reflect the pricing basis. The main variable that determines the amounts payable under the contracts is the duration of the contracts, which is determined by death or surrender. The sensitivity of the IFRS result for these contracts is shown in note (h) below.

Whole of life contracts with floor levels of policyholder benefits that accrue at rates set at inception are also written in the Korean life operations, though to a much less significant extent than in Taiwan. The Korean business has non-linked liabilities and linked liabilities at 31 December 2006 of £226 million and £316 million respectively (2005: £193 million and £91 million respectively). The business is much less sensitive to returns than Taiwan with the higher proportion of linked and health business.

The other area of note in respect of guarantees is the Japanese business where pricing rates are higher than current bond yields. Lapse risk is a feature in that policyholders could potentially surrender their policies on guaranteed terms if interest rates significantly increased leaving the potential for losses if bond values had depreciated significantly. However, the business is matched to a relatively short realistic liability duration.

The method for determining liabilities of insurance contracts for UK GAAP, and hence IFRS, purposes for some Asian operations is based on US GAAP principles and this method applies to contracts with cash value and interest rate guarantees. Following standard US GAAP procedure, premium deficiency reserve calculations are performed each year to establish whether the carrying values of the liabilities are insufficient.

On the US GAAP basis the calculations are deterministic, that is to say based off a single set of projections, and expected long-term rates of return are applied.

(c) Exposure to market risk

The Asian operations sell with-profits and unit-linked policies and, although the with-profits business generally has a lower terminal bonus element than in the UK, the investment portfolio still contains a proportion of equities and, to a lesser extent, property. Non-participating business is largely backed by debt securities or deposits. With the principal exception of Taiwan’s whole of life policy book, as described in note (h) below, the exposure to market risk of the Group arising from its Asian operations is at modest levels. This arises from the fact that the Asian operations have a balanced portfolio of with-profits, unit-linked and other types of business.

(d) Process for setting assumptions and determining liabilities

The future policyholder benefit provisions for Asian businesses in the Group’s IFRS accounts and previously under the MSB, are determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with UK GAAP.

For Asian operations in countries where local GAAP is not well established and in which the business written is primarily non-participating and linked business, US GAAP is used as the most appropriate reporting basis. Of the more significant Asian operations, this basis is applied in Taiwan, Japan and Vietnam. The future policyholder benefit provisions for non-linked business are determined under FAS 60 using the net level premium method, with an allowance for surrenders, maintenance and claims expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business. For the traditional business in Taiwan, the economic scenarios used to calculate the IFRS results reflect the assumption of a phased progression of bond yields from current rates to long-term expected rates. The projections assume that the current bond yields of around two per cent (2005: two per cent) trend towards 5.5 per cent (2005: 5.5 per cent) at 31 December 2013 (2005: 2012).

(e) Reinsurance

The Asian businesses cede only minor amounts of business outside the Group with immaterial effects on reported profit. During 2006, reinsurance premiums for externally ceded business were £47 million (2005: £37 million) and the reinsurance assets were £8 million (2005: £8 million) in aggregate.

(f) Effect of changes in bases and assumptions used to measure insurance assets and liabilities

2006

There are no changes of assumptions that had a material impact on the 2006 results of Asian operations.

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164 Prudential plc Annual Report 2006

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Notes on the Group financial statements

D4: Asian operations continued

2005

The 2005 results for Asian operations are affected in two significant ways for changes of basis or assumption.

For the Singapore life business, under the basis applied previously for 2004 and earlier, liabilities of non-participating business were determined on a net premium basis using prescribed interest rates such that a very high degree of prudence resulted. This basis has been replaced under the Singapore risk-based capital framework, with one that, although still including provisions for adverse deviation, more accurately estimates the liability. This resulted in a change of estimate and reduction in the liability of £73 million.

The second item reflects the application of liability adequacy testing for the Taiwan life business which has resulted in a write-off of deferred acquisition costs of £21 million in 2005. The assumptions for future investment returns for Taiwan are described in note (d) above. The loss reflects the reduction in 2005 in the expected yields over the trending period to the assumed long-term rate of 5.5 per cent for Taiwanese government bonds.

Consistent with the application of US GAAP for Taiwanese insurance contracts under IFRS 4, this write-off resulted from a premium deficiency as defined under paragraphs 35-37 of SFAS 60, 'Accounting and Reporting by Insurance Enterprises' (SFAS 60), and a resulting unlocking of actuarial assumptions in accordance with paragraph 21 of SFAS 60.

Under the standard liability adequacy testing required by SFAS 60, the net amount for the present value of future payments for benefits and claims less present value of future premiums, determined using revised assumptions based on actual and anticipated experience, i.e. the best estimate amount, has been compared against the balance sheet liability for policy benefits less unamortised acquisition costs.

There were no other changes of assumptions that had a material impact on the 2005 results of Asian operations.

(g) Amount, timing and uncertainty of future cash flows from insurance contracts

At 31 December 2006, the EEV basis value of in-force business of the Asian operations, after taking account of the cost of encumbered capital and the cost of the time value of financial options and guarantees was £1,628 million (2005: £1,226 million). The most significant businesses in Asia are in Hong Kong, Malaysia, Singapore and Taiwan. These businesses account for 75 per cent (2005: 77 per cent) of the total value of business in force for the Asian operations. These EEV basis in-force values have been determined after applying the principles of valuation described in section D1 and the following key assumptions for the four most significant businesses.

	2006			2005		
	Risk discount rate (in-force business) %**	**Expected long-term rate of inflation %**	**Government bond yield %**	Risk discount rate (in-force business)** %	Expected long-term rate of inflation %	Government bond yield %
Hong Kong*	**6.8**	**2.25**	**4.7**	6.15	2.25	4.8
Malaysia	**9.2**	**3.0**	**7.0**	9.0	3.0	7.0
Singapore	**6.9**	**1.75**	**4.5**	6.8	1.75	4.5
Taiwan	**9.3**	**2.25**	**5.5**	9.4	2.25	5.5

*Hong Kong business is predominantly US dollar denominated.

**Cash rates are used in setting the risk discount rates.

The most significant equity holdings in Asian operations are in Hong Kong, Singapore and Malaysia. The arithmetic average equity return assumptions for these three territories at 31 December 2006 were 8.7 per cent, 9.3 per cent and 12.8 per cent respectively (2005: 8.6 per cent, 9.3 per cent and 12.8 per cent respectively).

For Taiwan the same assumptions are applied as under IFRS (see note (d) above).

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Notes on the Group financial statements continued

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D4: Asian operations continued

The sensitivity of the value of in-force business and net worth to changes in key assumptions is as follows:

	2006 £m	2005 £m
Economic assumptions:		
Discount rates – 1% increase	**(271)**	(236)
Interest rates (including consequential changes for assumed investment returns for all assets classes, market values of debt securities and all risk discount rates):		
– 1% increase	**42**	49
– 1% decrease	**(115)**	(126)
Equity/Property yields – 1% rise	**154**	136
Equity/Property market values – 10% fall	**(99)**	(75)
Non-economic assumptions:		
Maintenance expenses – 10% decrease	**45**	45
Lapse rates – 10% decrease	**93**	87
Mortality and morbidity – 5% decrease in base rates (i.e. increased longevity)	**77**	69

In addition to these disclosures, for Asian operations as a whole it should be noted that the cash flows of the Taiwan life business are particularly sensitive to projected rates of investment return (as described in note (h)(ii) below).

(h) Sensitivity of IFRS basis profit and equity to changes that have a material effect

(i) Currency translation

Consistent with the Group's accounting policies, the profits of the Asian operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2006, the rates for the most significant operations are given in note I9.

A 10 per cent increase in these rates and those of other Asian operations would have reduced reported profit before tax attributable to shareholders and shareholders' equity, excluding goodwill attributable to Asian operations, by £33 million (2005: £23 million) and £116 million (2005: £101 million) respectively.

(ii) Other sensitivities

With-profits business

Similar principles to those explained for UK with-profits business apply to profit emergence for the Asian with-profits business. Correspondingly, the profit emergence reflects bonus declaration and is relatively insensitive to period by period fluctuations in insurance risk or interest rate movements.

Unit-linked business

As for the UK insurance operations, the profits and shareholders' equity related to the Asian operations is primarily driven by charges related to invested funds. For the Asian operations, substantially all of the contracts are classified as insurance contracts under IFRS 4, i.e. containing significant insurance risk. The sensitivity of profits and equity to changes in insurance risk is minor and, to interest rate risk, not material.

Other non-participating business

The principal other non-participating business of Asian operations is the traditional whole of life business written in Taiwan.

The in-force business of the Taiwan life operation includes traditional whole of life policies where the premium rates have been set by the regulator at different points for the industry as a whole. Premium rates were set to give a guaranteed minimum sum assured on death and a guaranteed surrender value on early surrender based on prevailing interest rates at the time of policy issue. Premium rates also included allowance for mortality and expenses. The required rates of guarantee have fallen over time as interest rates have reduced from a high of eight per cent to current levels of around two per cent. The current low level of bond rates in Taiwan gives rise to a negative spread against the majority of these policies. The current cash cost of funding in-force negative spread in Taiwan is around £40 million a year.

The profits attaching to these contracts are particularly affected by the rates of return earned, and estimated to be earned, on the assets held to cover liabilities and on future investment income and contract cash flows. Under IFRS, the insurance contract liabilities of the Taiwan business are determined on the US GAAP basis as applied previously under UK GAAP. Under this basis, the policy liabilities are calculated on sets of assumptions, which are locked in at the point of policy inception, and a deferred acquisition cost is held in the balance sheet.

The adequacy of the insurance contract liabilities is tested by reference to best estimates of expected investment returns on policy cash flows and reinvested income. The assumed earned rates are used to discount the future cash flows. The assumed earned rates consist of a long-term best estimate determined by consideration of long-term market conditions and rates assumed to be earned in the trending period. For 2005, it was projected that rates of return for Taiwanese bond yields would trend from the then current levels of some two per cent to 5.5 per cent by 31 December 2012. For 2006, it has been assumed that the long-term bond rate will be attained one year later, i.e. by 31 December 2013.

166 Prudential plc Annual Report 2006

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Notes on the Group financial statements

D4: Asian operations continued

The liability adequacy test results are sensitive to the attainment of the trended rates during the trending period. Based on the current asset mix, margins in other contracts that are used in the assessment of the liability adequacy tests and currently assumed future rates of return, if interest rates were to remain at current levels in 2007 and the target date for attainment of the long-term bond yield deferred to 31 December 2014, the premium reserve, net of deferred acquisition costs, would be broadly sufficient. If interest rates were to remain at current levels in 2008 with a further one year delay in the progression period, then some level of write-off of deferred acquisition costs may be necessary. However, the amount of the charge based on current in-force business, which is estimated at £70-90 million, is sensitive to the previously mentioned variables.

Furthermore, the actual amount of any write-off would be affected by the impact of new business written between 31 December 2006 and the future reporting dates to the extent that the business is taken into account as part of the liability adequacy testing calculations for the portfolio of contracts.

The adequacy of the liability is also sensitive to the level of the projected long-term rate. The current long-term assumption of 5.5 per cent has been determined on a prudent best estimate basis by reference to detailed assessments of the financial dynamics of the Taiwanese economy. In the event that the rate applied was altered, the carrying value of the deferred acquisition costs and policyholder liabilities would potentially be affected.

At 31 December 2006, if the assumed long-term bond yield applied had been reduced by 0.5 per cent from 5.5 per cent to 5.0 per cent and continued to apply the same progression period to 31 December 2013, by assuming bond yields increase from current levels in equal annual instalments to the long-term rate, the premium reserve, net of deferred acquisition costs, would have been insufficient and there would have been a charge of some £60 million to the income statement. The impact of reducing the long-term rate by a further 0.5 per cent to 4.5 per cent would have increased this charge by some £160 million. The primary reason for the lower level of charge for the initial 0.5 per cent reduction is the current level of margins in the liability adequacy calculation. The effects of additional 0.5 per cent reductions in the assumed long-term rate below 4.5 per cent would be of a similar or slightly higher level to the £160 million noted previously. The effects of changes in any one year reflect the combination of the short-term and long-term factors described above.

For the Korean and Japanese life business exposures described in note (b) above, the results are comparatively unaffected by changes of assumption. The accounts basis value of liabilities for both operations are of a similar order of magnitude to those that apply for the purposes of Group solvency calculations under the Financial Conglomerates Directive (FCD).

(i) Duration of liabilities

The Group uses cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results. The maturity profile of the cash flows, taking account of expected future premiums and investment returns, is as follows:

	2006 £m	2005 £m
Policyholder liabilities	**12,801**	10,828
	%	%
Expected maturity:		
0 to 5 years	**22**	23
5 to 10 years	**20**	25
10 to 15 years	**16**	19
15 to 20 years	**13**	12
20 to 25 years	**10**	8
Over 25 years	**19**	13

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Prudential plc Annual Report 2006 167

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Notes on the Group financial statements

Notes on the Group financial statements continued

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D5: Capital position statement for life assurance businesses

(a) Summary statement

The Group's capital position for life assurance businesses with reconciliations to shareholders' equity is shown below. Available capital for each fund or group of companies is determined by reference to local regulation at 31 December 2006 and 2005.

31 December 2006	SAIF £m	WPSF (note i) £m	Total PAC with-profits fund £m	Other UK life assurance subsidiaries and funds (note ii) £m	Jackson £m	Asian life assurance subsidiaries £m	Total life assurance operations £m	M&G £m	Egg £m	Parent company and shareholders' equity of other subsidiaries and funds £m	Group total £m
Group shareholders' equity											
Held outside long-term funds:											
Net assets	–	–	–	612	2,656	1,176	4,444	230	292	(1,519)	3,447
Goodwill	–	–	–	–	–	111	111	1,153	–	77	1,341
Total	–	–	–	612	2,656	1,287	4,555	1,383	292	(1,442)	4,788
Held in long-term funds (note iii)	–	–	–	700	–	–	700	–	–	–	700
Total Group shareholders' equity	–	–	–	1,312	2,656	1,287	5,255	1,383	292	(1,442)	5,488
Adjustments to regulatory basis											
Unallocated surplus of with-profits funds (note v)	–	13,511	13,511	–	–	88	13,599				
Shareholders' share of realistic liabilities	–	(4,000)	(4,000)	–	–	–	(4,000)				
Deferred acquisition costs of non-participating business and goodwill not recognised for regulatory reporting purposes	(5)	(26)	(31)	(146)	(1,712)	(673)	(2,562)				
Jackson surplus notes (note iv)	–	–	–	–	127	–	127				
Adjustment from IAS 19 basis pension surplus attributable to WPSF to pension liability for regulatory purposes (note vii)	–	(244)	(244)	–	–	–	(244)				
Inadmissible assets of WPSF	–	(256)	(256)	–	–	–	(256)				
Other adjustments to restate these amounts to a regulatory basis (with SAIF and the WPSF on a Peak 2 realistic basis) (note v)	5	(297)	(292)	(263)	1,012	(136)	321				
Total adjustments	0	8,688	8,688	(409)	(573)	(721)	6,985				
Total available capital resources of life assurance businesses on local regulatory bases	0	8,688	8,688	903	2,083	566	12,240				

168 Prudential plc Annual Report 2006

Group financial statements
Notes on the Group financial statements

D5: Capital position statement for life assurance businesses continued

31 December 2006	SAIF £m	WPSF note (i) £m	Total PAC with-profits fund £m	Other UK subsidiaries and funds (note ii) £m	Jackson £m	Asian life assurance subsidiaries £m	Total life assurance operations £m
Policyholder liabilities							
With-profits liabilities of UK regulated with-profits funds:							
Insurance contracts	13,162	31,925	45,087	–	–	2,659	47,746
Investment contracts (with discretionary participating features)	737	27,928	28,665	–	–	68	28,733
Total	13,899	59,853	73,752	–	–	2,727	76,479
Other liabilities:							
Insurance contracts:							
With-profits liabilities of non-UK regulated funds	–	–	–	–	–	2,658	2,658
Unit-linked, including variable annuity	–	2,039	2,039	7,766	11,367	4,134	25,306
Other life assurance business	231	12,245	12,476	12,955	18,817	3,255	47,503
Investment contracts without discretionary participation features (principally unit-linked and similar contracts in the UK and GIC liabilities of Jackson) (note vi)	–	12	12	11,441	1,562	27	13,042
Total	231	14,296	14,527	32,162	31,746	10,074	88,509
Total policyholder liabilities shown in the consolidated balance sheet	14,130	74,149	88,279	32,162	31,746	12,801	164,988

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Prudential plc Annual Report 2006 169

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Notes on the Group financial statements

Primary statements A B C D E F G H I Parent company EEV

Notes on the Group financial statements continued

D5: Capital position statement for life assurance businesses continued

31 December 2005	SAIF £m	WPSF (note i) £m	Total PAC with-profits fund £m	Other UK life assurance subsidiaries and funds (note ii) £m	Jackson £m	Asian life assurance subsidiaries £m	Total life assurance operations £m	M&G £m	Egg £m	Parent company and shareholders' equity of other subsidiaries and funds £m	Group total £m
Group shareholders' equity											
Held outside long-term funds:											
Net assets	–	–	–	640	2,899	1,034	4,573	245	303	(1,826)	3,295
Goodwill	–	–	–	–	–	111	111	1,153	–	77	1,341
Total	–	–	–	640	2,899	1,145	4,684	1,398	303	(1,749)	4,636
Held in long-term funds (note iii)	–	–	–	558	–	–	558	–	–	–	558
Total Group shareholders' equity	–	–	–	1,198	2,899	1,145	5,242	1,398	303	(1,749)	5,194
Adjustments to regulatory basis											
Unallocated surplus of with-profits funds (note v)	–	11,245	11,245	–	–	85	11,330				
Shareholders' share of realistic liabilities	–	(3,473)	(3,473)	–	–	–	(3,473)				
Deferred acquisition costs of non-participating business and goodwill not recognised for regulatory reporting purposes	(6)	(29)	(35)	(168)	(1,624)	(619)	(2,446)				
Jackson surplus notes (note iv)	–	–	–	–	145	–	145				
Part of IAS 19 basis pension deficit attributable to WPSF not recognised for regulatory purposes (note vii)	–	211	211	–	–	–	211				
Inadmissible assets of WPSF	–	(20)	(20)	–	–	–	(20)				
Other adjustments to restate these amounts to a regulatory basis (with SAIF and the WPSF on a Peak 2 realistic basis) (note v)	6	45	51	(271)	837	(41)	576				
Total adjustments	0	7,979	7,979	(439)	(642)	(575)	6,323				
Total available capital resources of life assurance businesses on local regulatory bases	0	7,979	7,979	759	2,257	570	11,565				

170 Prudential plc Annual Report 2006

Group financial statements
Notes on the Group financial statements

D5: Capital position statement for life assurance businesses continued

31 December 2005	SAIF £m	WPSF (note i) £m	Total PAC with-profits fund £m	Other UK subsidiaries and funds (note ii) £m	Jackson £m	Asian life assurance subsidiaries £m	Total life assurance operations £m
Policyholder liabilities							
With-profits liabilities of UK regulated with-profits funds:							
Insurance contracts	13,043	32,557	45,600	–	–	2,053	47,653
Investment contracts (with discretionary participating features)	751	25,692	26,443	–	–	80	26,523
Total	13,794	58,249	72,043	–	–	2,133	74,176
Other liabilities:							
Insurance contracts:							
With-profits liabilities of non-UK regulated funds	–	–	–	–	–	2,492	2,492
Unit-linked, including variable annuity	–	2,125	2,125	7,629	8,574	2,698	21,026
Other life assurance business	968	12,810	13,778	10,099	21,905	3,483	49,265
Investment contracts without discretionary participation features (principally unit-linked and similar contracts in the UK and GIC liabilities of Jackson) (note vi)	–	–	–	10,502	1,502	22	12,026
Total	968	14,935	15,903	28,230	31,981	8,695	84,809
Total policyholder liabilities shown in the consolidated balance sheet	14,762	73,184	87,946	28,230	31,981	10,828	158,985

Notes

(i) WPSF unallocated surplus includes amounts related to the Hong Kong branch. Policyholder liabilities of the Hong Kong branch are included in the amounts of Asian life assurance subsidiaries.

(ii) Excluding PAC shareholders' funds that are included in 'parent company and shareholders' equity of other subsidiaries and funds'.

(iii) The term shareholders' equity held in long-term funds refers to the excess of assets over liabilities attributable to shareholders of funds which are required by law to be maintained with segregated assets and liabilities.

(iv) For regulatory purposes the Jackson surplus notes are accounted for as capital.

(v) Other adjustments to shareholders' equity and unallocated surplus include amounts for the value of non-participating business for UK regulated with-profits funds, deferred tax, admissibility and other items measured differently on the regulatory basis. For Jackson the principal reconciling item is deferred tax related to deferred acquisition costs of £599 million (2005: £568 million).

(vi) Insurance business accounted for as financial instruments under IAS 39.

(vii) In determining the IAS 19 adjustment for the purposes of this table the surplus (deficit) in the Group's main pension scheme used for the calculation includes amounts for investments in Prudential insurance policies (see note I1).

(b) Basis of preparation, capital requirements and management

Each of the Group's long-term business operations is capitalised to a sufficiently strong level for its individual circumstances. Details by the Group's major operations are shown below.

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Prudential plc Annual Report 2006 171

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Notes on the Group financial statements continued

D5: Capital position statement for life assurance businesses continued

(i) UK insurance operations

PAC WPSF and SAIF

In common with other large UK regulated with-profits funds, PAC is required to hold capital equivalent to the greater of their regulatory requirement based on EU directives (i.e. the ‘regulatory peak’) and the new FSA basis calculation of expected liabilities (i.e. the ‘realistic peak’).

Available capital of the WPSF and SAIF of £8.7 billion (2005: £8.0 billion) represents the excess of assets over liabilities on the FSA realistic basis. Unlike the previously discussed FRS 27 basis, realistic liabilities on the regulatory basis include the shareholders’ share of future bonuses. These amounts are shown before deduction of the risk capital margin (RCM) which is estimated to be £1.9 billion (2005: £2.4 billion) at 31 December 2006.

The FSA’s basis of setting the RCM is to target a level broadly equivalent to a Standard & Poor’s credit rating of BBB and to judge this by ensuring there are sufficient assets to absorb a 1 in 200 year event. The RCM calculation achieves this by setting rules for the determination of margins to cover defined stress changes in asset values and yields for market risk, credit risk and termination risk for with-profits policies.

As noted in section D2(d)(ii), PAC has discretion in its management actions in the case of adverse investment conditions. Management actions encompass, but are not confined to, investment allocation decisions, levels of reversionary bonuses, crediting rates and total claim values. To illustrate the flexibility of management actions, rates of regular bonus are determined for each type of policy primarily by targeting them at a prudent proportion of the long-term expected future investment return on the underlying assets. The expected future investment return is reduced as appropriate for each type of policy to allow for items such as expenses, charges, tax and shareholders’ transfers. However, the rates declared may differ by product type, or by date of payment of the premiums or date of issue of the policy, if the accumulated annual bonuses are particularly high or low relative to a prudent proportion of the achieved investment return.

When target bonus levels change, the PAC board has regard to the overall financial strength of the long-term fund when determining the length of time over which it will seek to achieve the amended product target bonus level.

In normal investment conditions, PAC expects changes to regular bonus rates to be gradual over time and changes are not expected to exceed one per cent per annum over any year. However, discretion is retained as to whether or not a regular bonus is declared each year, and there is no limit on the amount by which regular bonus rates can be changed.

As regards smoothing of maturity and death benefits, in normal circumstances PAC does not expect most pay-out values on policies of the same duration to change by more than 10 per cent up or down from one year to the next, although some larger changes may occur to balance pay-out values between different policies. Greater flexibility may be required in certain circumstances, for example following a significant rise or fall in market values (either sudden or over a period of years) and in such situations the PAC board may decide to vary the standard bonus smoothing limits to protect the overall interests of policyholders.

For surrender benefits, any substantial fall in the market value of the assets of the with-profits sub-fund would lead to immediate changes in the application of MVRs for accumulating with-profits policies, firstly to increase the size of MVRs already being applied and, secondly, to extend the range of policies for which an MVR is applied.

Other UK life assurance subsidiaries and funds

The available capital of £903 million (2005: £759 million) reflects the excess of regulatory basis assets over liabilities of the subsidiaries and funds, before deduction of the capital resources requirement of £809 million (2005: £718 million).

The capital resources requirement for these companies broadly reflects a formula which, for active funds, equates to a percentage of regulatory reserves plus a percentage of death strains.

(ii) Jackson

The regulatory framework for Jackson is governed by the requirements of the US NAIC approved risk-based capital standards. Under the requirements life insurance companies report on a formula-based capital standard that they calculate by applying factors to various asset, premium and reserve items. The formula takes into account the risk characteristics of a company, including asset risk, insurance risk, interest rate risk and business risk.

The available capital of Jackson shown above of £2,083 million (2005: £2,257 million) reflects US regulatory basis assets less liabilities excluding asset valuation reserves. The asset valuation reserve is designed to provide for future credit-related losses on debt securities and losses on equity investments. Available capital includes the effect of the interest maintenance reserve, which is designed by state regulators to defer recognition of non-credit related realised capital gains and losses and to recognise them rateably in the future. Jackson’s risk-based capital ratio is significantly in excess of regulatory requirements.

Primary statements

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company Parent EEV

172 Prudential plc Annual Report 2006

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Notes on the Group financial statements

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D5: Capital position statement for life assurance businesses continued

(iii) Asian operations

The available capital shown above of £566 million (2005: £570 million) represents the excess of local regulatory basis assets over liabilities before deduction of required capital of £211 million (2005: £149 million). These amounts have been determined applying the local regulations in each of the operations.

At the country level, the businesses in Asia are subject to schemes in the jurisdictions in which they operate. The Hong Kong business branch of PAC and its capital requirements are subsumed within those of the PAC long-term fund. For the other material Asian operations, the details of the basis of determining regulatory capital and regulatory capital requirements are as follows:

Singapore

A new risk-based regulatory framework was introduced at the start of 2005 to replace the previous framework that used a net premium approach.

For participating business, a gross premium reserve, determined using prudent best estimate assumptions and which makes allowance for future bonus, is held. The amount held is subject to a minimum of the higher of the assets attributed to participating business and a gross premium reserve calculated on specified assumptions, but without allowance for future bonus, that include prescribed provisions for adverse deviations (PADs).

For non-participating business, gross premium reserves are held. For linked business the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology.

From 1 January 2005, capital requirements are determined using a risk-based capital approach.

Taiwan

Basic policy reserves are determined using a net premium method. Both mortality and interest rates are specified. For more recent issues, the valuation rate of interest has been linked to the prevailing market rate on 10-year government bonds.

Solvency capital is determined using a risk-based capital approach.

Japan

Mathematical reserves for traditional business are determined on a net premium basis using prescribed mortality and interest rates. Interest rates reflect the original pricing assumptions.

For linked business the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology.

With regard to solvency, the adjusted solvency capital assets of the Company must exceed 200 per cent of the risk related capital requirement value at risk. It is thus a risk-based capital approach.

Malaysia

Mathematical reserves for traditional business are determined on a modified net premium basis using prescribed mortality and interest rates (no higher than four per cent).

For linked business the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology.

The capital requirement is determined as four per cent of reserves plus a specified percentage of sums at risk. There is an overriding minimum capital requirement of 100 million Malaysian Ringgits.

(iv) Group capital requirements

In addition to the requirements at individual company level, FSA requirements under the FCD apply additional prudential requirements for the Group as a whole. Discussion of the Group's estimated FCD position at 31 December 2006 is provided in the operating and financial review section of the Group's 2006 Annual Report.

(c) Movements in total available capital

Total available capital for the Group's life assurance operations has changed during 2006 as follows:

	WPSF (note i) £m	SAIF (note ii) £m	Other UK subsidiaries and funds (note iv) £m	Jackson (note iii) £m	Asian life assurance subsidiaries £m	Group total £m
Available capital at 31 December 2005	**7,979**	**–**	**759**	**2,257**	**570**	**11,565**
Changes in assumptions	61	–	(3)	–	(2)	56
Changes in management policy	–	–	–	–	–	–
Changes in regulatory requirements	–	–	80	–	–	80
New business and other factors	648	–	67	(174)	(2)	539
Available capital at 31 December 2006	**8,688**	**–**	**903**	**2,083**	**566**	**12,240**

Prudential plc Annual Report 2006 173

Group financial statements
Notes on the Group financial statements

Notes on the Group financial statements continued

Primary statements
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D5: Capital position statement for life assurance businesses continued

Detail on the movement for 2005 is as follows:

	2005 £m
Available capital at 31 December 2004	9,006
Changes:	
WPSF (note i)	2,615
SAIF (note ii)	(677)
Jackson (note iii)	461
Other	160
	2,559
Available capital at 31 December 2005	11,565

Notes

(i) WPSF

The £648 million increase in available capital in 2006 for new business and other factors incorporates the effects of the strong investment returns in 2006 and the improved outlook for future investment returns.

The increase in available capital in 2005, shown in the format as previously published, arises as follows:

	2005 £m
Investment return, net of tax and investment management expenses	1,329
Decrease in inadmissible assets	309
Decrease in cost of guarantees	547
Decrease in cost of bonus smoothing	195
Increase in the value of PAL and non-profit business	212
Other	23
	2,615

(ii) SAIF

The decrease of £677 million in 2005 reflects the impact of FSA actuarial guidance note GN 45 as explained in note D2(f).

(iii) Jackson

The decrease of £174 million in 2006 reflects an underlying increase of £100 million (applying the 2006 year end exchange rate of 1.96) and £274 million of exchange translation loss.

The increase of £461 million in 2005 reflects an underlying increase of £252 million (applying the 2005 year end exchange rate of 1.72) and £209 million of exchange translation gain.

(iv) Other UK life assurance subsidiaries and funds

The increase in available capital in 2006 from changes in regulatory requirements of £80 million is primarily due to regulatory changes for UK regulated shareholder-backed non-participating business from the FSA's policy statement PS06/14 confirmed in December 2006. The changes allow liabilities for this business to incorporate more economic realism. Additional details are shown in note D2.

The effect from the changes in assumptions of valuation interest rates on insurance liabilities is broadly matched by the corresponding effect on assets leaving no significant impact on the available capital.

(d) Transferability of available capital

For PAC and all other UK long-term insurers, long-term business assets and liabilities must, by law, be maintained in funds separate from those for the assets and liabilities attributable to non-life insurance business or to shareholders. Only the 'established surplus' – the excess of assets over liabilities in the long-term fund determined through a formal valuation – may be transferred so as to be available for other purposes. Distributions from the with-profits sub-fund to shareholders reflect the shareholders' one-ninth share of the cost of declared policyholders' bonuses.

Accordingly, the excess of assets over liabilities of the PAC long-term fund is retained within that company. The retention of the capital enables it to support with-profits and other business of the fund by, for example, providing the benefits associated with smoothing and guarantees. It also provides investment flexibility for the fund's assets by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies.

For other UK long-term business subsidiaries, the amounts retained within the companies are at levels which provide an appropriate level of capital strength in excess of the regulatory minimum.

For Jackson, capital retention is maintained at a level consistent with an appropriate rating by Standard & Poor's. Currently Jackson is rated AA. Jackson can pay dividends on its capital stock only out of earned surplus unless prior regulatory approval is obtained. Furthermore, dividends which exceed the greater of 10 per cent of Jackson's statutory surplus or statutory net gain from operations for the prior year require prior regulatory approval.

174 Prudential plc Annual Report 2006

Group financial statements

Notes on the Group financial statements

D5: Capital position statement for life assurance businesses continued

For Asian subsidiaries, the amounts retained within the companies are at levels that provide an appropriate level of capital strength in excess of the local regulatory minimum. For ring-fenced with-profits funds, the excess of assets over liabilities is retained with distribution tied to the shareholders’ share of bonuses through declaration of actuarially determined surplus. The Singapore and Malaysian businesses may, in general, remit dividends to the UK, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations.

Available capital of the non-insurance business units is transferable to the life assurance businesses after taking account of an appropriate level of operating capital, based on local regulatory solvency targets, over and above basis liabilities. The economic capital model described in section D1 (concentration of risks) takes into account restrictions on mobility of capital across the Group with capital transfers to and from business units triggered at a solvency level consistent with these targets. The model takes into account restrictions on the availability to the Group of the estate of the various with-profits funds throughout the Group.

(e) Sensitivity of liabilities and total capital to changed market conditions and capital management policies

Prudential manages its assets, liabilities and capital locally, in accordance with local regulatory requirements and reflecting the different types of liabilities Prudential has in each business. As a result of the diversity of products offered by Prudential and the different regulatory requirements in which it operates, Prudential employs differing methods of asset/liability and capital management, depending on the business concerned.

Stochastic modelling of assets and liabilities is undertaken in the UK, Jackson and Asia to assess the economic capital requirements under different confidence intervals and time horizons. In addition, reserve adequacy testing under a range of scenarios and dynamic solvency testing is carried out, including under certain scenarios mandated by the UK, the US and Asian regulators.

A stochastic approach models the inter-relationship between asset and liability movements, taking into account asset correlation, management actions and policyholder behaviour under a large number of alternative economic scenarios. These scenarios are projected forward over a period of time, typically 25 years or longer, and the liabilities and solvency position of the fund are calculated in each scenario in each future year. The fund’s policy on management actions, including bonus and investment policy, continue to be set in order that they are consistent with the available capital and the targeted risk of default.

The sensitivity of liabilities and other components of total capital vary depending upon the type of business concerned and this conditions the approach to asset/liability management.

For example, for businesses that are most sensitive to interest rate changes, such as immediate annuity business, Prudential uses cash flow analysis to create a portfolio of debt securities whose value changes in line with the value of liabilities when interest rates change. This type of analysis helps protect profits from changing interest rates. This type of analysis is used in the UK for annuity business and by Jackson for its interest-sensitive and fixed indexed annuities and stable value products.

For businesses that are most sensitive to equity price changes, Prudential uses stochastic modelling and scenario testing to look at the future returns on its investments under different scenarios which best reflect the large diversity in returns that equities can produce. This allows Prudential to devise an investment and with-profits policyholder bonus strategy that, on the model assumptions, allows it to optimise returns to its policyholders and shareholders over time while maintaining appropriate financial strength. Prudential uses this methodology extensively in connection with its UK with-profits business.

(f) Intra-group arrangements in respect of SAIF

Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations to the policyholders of SAIF, the PAC long-term fund would be liable to cover any such deficiency.

Due to the quality and diversity of the assets in SAIF and the ability of SAIF to revise guaranteed benefits in the event of an asset shortfall, the directors believe that the probability of either the PAC long-term fund or the Group’s shareholders’ funds, under their obligation to maintain the capital position of long-term funds generally, having to contribute to SAIF is remote.

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Prudential plc Annual Report 2006 175

Group financial statements
Notes on the Group financial statements

Notes on the Group financial statements continued
E: Banking operations

The Group undertakes banking operations almost wholly through its subsidiary, Egg Banking plc. Financial information in respect of Egg Banking plc, together with amounts in respect of its former parent Egg plc and its associate IfOnline, have been included in this note. Note I6 shows details of the purchase of the minority interests in Egg plc in 2006. Note I8 includes details of the agreement in January 2007 to sell Egg Banking plc and its subsidiaries.

The Group has presented the income statement and balance sheet for banking operations in a format that demonstrates the characteristics and principal operations specific to a bank. The format is different from that of the Group consolidated income statement and balance sheet; however, total (loss) profit for the year and net assets remain the same. To understand how the amounts presented from banking operations are consolidated in the Group financial statements, refer to the primary segmental information for the income statement in note F1 and the primary segmental information for the balance sheet in note B5.

E1: Income statement for banking operations

The (loss) profit included in the Group consolidated income statement in respect of banking operations is as follows:

	Note	2006 £m	2005 £m
Interest income		**783**	893
Interest expense		**(453)**	(581)
Net interest income		**330**	312
Fee and commission income		**153**	223
Fee and commission expense		**(23)**	(23)
Other operating income		**8**	16
Operating income		**468**	528
General administrative expenses		**(192)**	(216)
Impairment losses on loans and cash advances to customers	E5	**(384)**	(241)
Other operating expenses		**(37)**	(27)
Operating (loss) profit based on longer-term investment returns before restructuring costs		**(145)**	44
Restructuring costs (part of £50m for Group)		**(12)**	–
Short-term fluctuations in investment returns		**7**	–
(Loss) profit before tax		**(150)**	44
Tax attributable to shareholders' profits		**45**	1
(Loss) profit from continuing operations after tax		**(105)**	45
Discontinued operations (net of tax)	F6	**–**	3
(Loss) profit for the year		**(105)**	48

Of the (loss) profit for the year in 2006 and 2005, a loss of £2 million and a profit of £9 million, respectively, are attributable to minority interests in Egg.

Discontinued operations above relate to Egg France and Funds Direct and have been treated as discontinued operations in the Group's consolidated income statement. For further information on discontinued operations, see note F6.

176 Prudential plc Annual Report 2006

Group financial statements
Notes on the Group financial statements

E2: Balance sheet for banking operations

Assets, liabilities and shareholders' funds included in the Group consolidated balance sheet in respect of banking operations are as follows:

	2006 £m	2005 £m
Assets		
Cash and balances with central banks	**6**	7
Loans and advances to banks	**903**	718
Securities purchased under agreement to resell	**–**	200
Loans and advances to customers	**6,193**	7,430
Investment securities	**1,976**	2,117
Derivative financial instruments	**78**	50
Other assets	**342**	230
Total assets	**9,498**	10,752
Liabilities		
Deposits by banks	**2,220**	2,452
Customer accounts	**5,554**	5,830
Debt securities issued	**599**	1,404
Derivative financial instruments	**154**	77
Other liabilities	**228**	160
Subordinated liabilities	**451**	451
Total liabilities	**9,206**	10,374
Equity		
Shareholders' equity	**292**	303
Minority interests	**–**	75
Total equity	**292**	378
Total equity and liabilities	**9,498**	10,752

E3: Risk management overview

Egg offers banking and credit card products and intermediated services. Through its normal operations, Egg is exposed to a number of risks, the most significant of which are credit, operational, liquidity, market and currency risk. The overall responsibility for risk management and the risk appetite of Egg is set by the Egg Board and responsibility for managing these risks resides with the Egg Executive Committee. The exposure to specific risks is monitored by the Executive Committee through separate committees: the retail credit committee is responsible for retail credit risk, the wholesale credit committee is responsible for wholesale credit risk, the operational risk committee is responsible for operational risk and the asset and liability committee (ALCO) is responsible for liquidity, market and currency risk.

Egg uses financial instruments including derivatives for the purpose of supporting the strategic and operational business activities and to reduce and eliminate the risk of loss arising from changes in interest rates and foreign exchange rates.

Surplus retail and wholesale liabilities are invested in debt securities, including certificates of deposits, government gilts and other high investment grade assets.

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Prudential plc Annual Report 2006 177

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E4: Maturities of assets and liabilities and liquidity risk

Liquidity risk is defined for Egg as not having sufficient financial resources available to meet its obligations as they fall due or if such resources can only be secured at excessive cost. Egg uses various methods including predictions of daily cash positions to monitor and manage liquidity risk. Maturity mismatches between lending and funding are managed within internal risk policy limits. It ensures that it holds sufficient assets, which are immediately realisable into cash without significant exposure to market risk or costs, to cover a realistic estimate of retail funds that could be withdrawn. While a significant proportion of retail savings balances are on instant access terms, in practice the majority of such funds represent a relatively stable and consistent funding base for Egg.

The matching and controlled mismatching of the maturities and interest rates of assets and liabilities is fundamental to the management of a bank. It is unusual for banks ever to be completely matched since business transacted is often of uncertain terms and of different types.

The following table analyses the assets and liabilities of Egg into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date.

At 31 December 2006	Up to 1 month £m	From 1 month to 3 months £m	From 3 months to 1 year £m	From 1 year to 5 years £m	5 years and over £m	Total £m
Assets						
Cash and balances with central banks	6	–	–	–	–	6
Loans and advances to banks	876	–	–	2	25	903
Loans and advances to customers	1	2,725	42	1,338	2,087	6,193
Investment securities	466	696	176	266	372	1,976
Derivative financial instruments	61	–	17	–	–	78
Other assets	68	159	41	74	–	342
Total assets	1,478	3,580	276	1,680	2,484	9,498
Liabilities						
Deposits by banks	18	–	516	1,686	–	2,220
Customer accounts	5,427	3	68	56	–	5,554
Debt securities issued	–	–	553	46	–	599
Derivative financial instruments	56	–	–	98	–	154
Other liabilities	117	68	43	–	–	228
Subordinated liabilities	–	–	–	–	451	451
Total liabilities	5,618	71	1,180	1,886	451	9,206
Net liquidity gap	(4,140)	3,509	(904)	(206)	2,033	292

At 31 December 2005	Up to 1 month £m	From 1 month to 3 months £m	From 3 months to 1 year £m	From 1 year to 5 years £m	5 years and over £m	Total £m
Assets						
Cash and balances with central banks	7	–	–	–	–	7
Loans and advances to banks	636	50	–	5	27	718
Securities purchased under agreement to resell	200	–	–	–	–	200
Loans and advances to customers	–	3,343	40	1,421	2,626	7,430
Investment securities	157	439	633	352	536	2,117
Derivative financial instruments	–	–	50	–	–	50
Other assets	3	4	91	125	7	230
Total assets	1,003	3,836	814	1,903	3,196	10,752
Liabilities						
Deposits by banks	157	–	–	2,295	–	2,452
Customer accounts	5,667	13	110	40	–	5,830
Debt securities issued	–	3	798	603	–	1,404
Derivative financial instruments	77	–	–	–	–	77
Other liabilities	8	34	118	–	–	160
Subordinated liabilities	–	–	–	–	451	451
Total liabilities	5,909	50	1,026	2,938	451	10,374
Net liquidity gap	(4,906)	3,786	(212)	(1,035)	2,745	378

178 Prudential plc Annual Report 2006

Group financial statements
Notes on the Group financial statements

E5: Losses on loans and advances

The following table details the movements in the allowance for losses on loans and advances to customers held by Egg in 2006 and 2005. The aggregate loss on loans at the end of the year and the charge during the year have been included in the consolidated financial statements.

	2006 £m	2005 £m
Balance at the beginning of the year	**335**	250
Amounts written off	**(201)**	(161)
New and additional provisions	**384**	241
Transition adjustment to reflect adoption of IAS 39 at 1 January 2005	**–**	5
Balance at the end of the year	**518**	335

E6: Market risk

Interest rate risk

The primary market risk to which Egg is exposed is interest rate risk. Interest rate risk arises in Egg as a result of fixed rate, variable rate and non-interest bearing assets and liabilities. Exposure to interest rate movements arises when there is a mismatch between interest rate sensitive assets and liabilities.

The composition of interest rate risk is closely monitored and managed on a day-to-day basis by the treasury function where professional expertise and systems exist to control it. This is primarily done via asset and liability models that look at the sensitivity of earnings to movements in interest rates to measure overall exposure which may then be hedged in accordance with the policy limits set by the ALCO.

For the purpose of reducing interest rate risk, Egg uses a number of derivative instruments such as interest rate swaps and forward rate agreements (see note G3).

Financial assets and liabilities not held at fair value through profit and loss and the weighted average effective interest rate for those balances are provided below:

	2006 £m		2005 £m	
Assets				
Debt securities available-for-sale*	**1,935**	**5.3%**	2,046	4.6%
Loans and receivables	**7,096**	**9.0%**	8,148	7.5%
	9,031		10,194	
Liabilities				
Banking customer accounts	**5,554**	**4.9%**	5,830	4.3%
Core structural borrowings of shareholder-financed operations	**451**	**6.2%**	451	8.5%
Operational borrowings attributable to shareholder-financed operations	**2,819**	**5.4%**	3,856	4.5%
	8,824		10,137	

*Egg has also classified £41 million (2005: £71 million) of debt securities as fair value through profit and loss.

See note G2 for further information on interest rate risk.

Currency risk

The risks arising from assets and liabilities denominated in foreign currencies are managed by a separate treasury function within Egg and within agreed limits set by the ALCO. During the year, cash flows generated by the foreign currency assets and liabilities are hedged by using derivative contracts to manage exposure to exchange rate fluctuations.

At 31 December 2006, Egg held £357 million of assets and £1,751 million of liabilities with foreign currency exposure (2005: £539 million and £2,640 million respectively).

Primary statements
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B
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D
E
F
G
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Prudential plc Annual Report 2006 179

Group financial statements
Notes on the Group financial statements

Notes on the Group financial statements continued

E7: Credit risk

Egg takes on exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. To limit this risk, Egg places limits on the amount of risk accepted in relation to a particular borrower, groups of borrowers, and to particular geographical segments. The acceptable risk levels are monitored regularly and reviewed where appropriate.

The following table identifies the geographical concentrations of credit risk, stated in terms of total assets and off-balance sheet items, held by Egg at 31 December 2006 and 2005:

	2006 £m	2005 £m
UK	**18,132**	18,840
Rest of Europe	**244**	399
Other	**243**	380
Total*	**18,619**	19,619

* This includes £9,475 million (2005: £9,104 million) of off-balance sheet items, which mainly relate to unutilised credit limits on credit cards.

The following is a breakdown of the credit risk borne by Egg for financial assets and off-balance sheet items at 31 December 2006 and 2005:

	2006 £m	2005 £m
Loans and advances to banks	**903**	718
Securities purchased under agreement to resell	**–**	200
Investment securities	**1,970**	2,117
Loans and advances to customers	**6,711**	7,765
Allowances for impairment losses on loans and advances to customers	**(518)**	(335)
Fair value of derivative assets	**78**	50
Off-balance sheet items (including unutilised credit limits on credit cards)	**9,475**	9,104
Total credit risk net of allowances and provisions	**18,619**	19,619

At 31 December 2006, Egg had certain credit-related commitments in the form of unused credit limits on credit cards of £9,458 million (2005: £9,061 million) and pre-approved but unused borrowing limits on mortgages and personal loans of £8 million and £9 million respectively (2005: £14 million and £29 million respectively) which are included in off-balance sheet items above. Egg is potentially exposed to a loss totalling these amounts, but it is unlikely that such a loss would arise as these credit facilities were granted only on the basis of the customers having achieved certain credit standards. Additionally, it is unlikely, should all these customers utilise their credit or borrowing limits, that all of them would default on their debt entirely.

Egg holds significant concentrations of credit risk with other financial institutions. At 31 December 2006, this was estimated at £8.7 billion (2005: £10.9 billion) of which £3.9 billion (2005: £5.7 billion) related to derivative financial instruments and £1.8 billion (2005: £2.3 billion) to credit default swaps. Egg also has significant credit exposure in asset-backed security products which totalled approximately £403 million at 31 December 2006 (2005: £496 million). With regard to loans and advances to customers, Egg has significant concentrations of credit risk in respect of its unsecured lending on credit cards, personal loans and mortgage lending secured on property in the UK.

Assets pledged as collateral and securitisation

Egg enters into securities lending arrangements, including repurchase agreements and over-the-counter derivative transactions as part of normal operating activities. Assets are pledged as collateral to support these activities. Collateral in respect of repurchase agreements was £nil and £5.2 million at 31 December 2006 and 2005, respectively. Collateral in respect of over-the-counter derivative transactions was £29.3 million and £30.9 million at 31 December 2006 and 2005, respectively. See note G4 where amounts relating to Egg have been included in the disclosure of these transactions on a Group basis.

For further information on Egg's securitisation of credit card receivables, see note G4.

Primary statements
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B
C
D
E
F
G
H
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Parent company
EEV

180 Prudential plc Annual Report 2006

Group financial statements
Notes on the Group financial statements

F: Income statement notes

F1: Segmental information

The Group's primary and secondary segments are described in detail in note B5.

Primary segment information

The segment results for the years ended 31 December 2006 and 2005 are as follows:

	2006 £m	2005 £m
Revenue		
Long-term business	**34,197**	39,296
Banking	**914**	1,115
Broker-dealer and fund management	**1,080**	895
Unallocated corporate	**38**	98
Intra group revenue eliminated on consolidation	**(284)**	(279)
Total revenue, net of reinsurance per income statement	**35,945**	41,125
Charges (before income tax attributable to policyholders and unallocated surplus of long-term insurance funds)		
Long-term business, including post-tax transfers to unallocated surplus of with-profits funds	**(32,162)**	(36,997)
Banking	**(1,064)**	(1,071)
Broker-dealer and fund management	**(797)**	(741)
Unallocated corporate	**(135)**	(450)
Intra group charges eliminated on consolidation	**284**	279
Total charges per income statement	**(33,874)**	(38,980)
Segment results – revenue less charges (continuing operations)		
Long-term business	**2,035**	2,299
Banking	**(150)**	44
Broker-dealer and fund management	**283**	154
Unallocated corporate	**(97)**	(352)
Profit before tax*	**2,071**	2,145
Tax attributable to policyholders' returns	**(849)**	(1,147)
Profit before tax attributable to shareholders	**1,222**	998
Tax attributable to shareholders' profits	**(347)**	(241)
Profit from continuing operations after tax	**875**	757
Segment results – discontinued operations		
Banking	**–**	3
Profit for the year	**875**	760

*Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits.

Within segment results above, the share of post-tax profit of associates that are equity accounted for of £1 million (2005: £nil) is allocated to the banking segment.

In its capacity as fund manager to fellow Prudential plc subsidiaries, M&G earns fees for investment management and related services. These services are charged at appropriate arm's length prices, typically priced as a percentage of funds under management.

Total charges include £12,130 million (2005: £12,745 million) of non-cash expenses other than depreciation and amortisation mainly relating to changes in technical reserves and pension actuarial and other gains and losses. The majority of this amount is borne by the long-term business segment.

Primary statements
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B
C
D
E
F
G
H
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Parent company
EEV

Prudential plc Annual Report 2006 181

Group financial statements
Notes on the Group financial statements

Notes on the Group financial statements continued

Primary statements
A
B
C
D
E
F
G
H
I
Parent company
EEV

F1: Segmental information continued

Secondary segment information

Although the Company is UK registered, the Group manages its business on a global basis. The operations are based in three main geographical areas: UK, US and Asia.

Revenue	2006 £m	2005 £m
UK	22,126	30,688
US	8,562	6,912
Asia	5,541	3,804
Intra group revenue	(284)	(279)
Total revenue per income statement	**35,945**	**41,125**

F2: Revenue

	2006 £m	2005 £m
Long-term business premiums		
Insurance contract premiums	13,805	13,583
Investment contracts with discretionary participation feature premiums	1,249	1,366
Inwards reinsurance premiums	1,103	276
Less: reinsurance premiums ceded	(171)	(197)
Earned premiums, net of reinsurance	15,986	15,028
Realised and unrealised gains and losses on securities at fair value through profit and loss	6,887	14,640
Realised losses on available-for-sale securities, previously recognised directly in equity	(7)	(22)
Interest (note i)	6,609	5,896
Dividends	3,666	2,731
Other investment income	749	768
Investment income	17,904	24,013
Fee income from investment contract business, fund management, banking and broker-dealer services	1,024	926
Income from consolidated venture investments of the PAC with-profits funds	1,031	1,158
Other income	2,055	2,084
Total revenue	**35,945**	**41,125**

Note

(i) Interest income is calculated on the effective interest rate method for all financial assets that are not at fair value through profit and loss.

F3: Acquisition costs and other operating expenditure

	2006 £m	2005 £m
Acquisition costs (note i)	1,238	1,413
Staff and pension costs (see note I1)	723	991
Administrative and operating costs (note ii)	3,282	3,148
Total acquisition costs and other operating expenditure	5,243	5,552

Notes

(i) Acquisition costs in 2006 comprise amounts related to insurance contracts of £1,165 million (2005: £1,307 million), and investment contracts and investment management contracts of £73 million (2005: £106 million). These costs include amortisation of £299 million (2005: £392 million) and £6 million (2005: £9 million) respectively.

(ii) Administrative and operating costs include total depreciation and amortisation expense amounting to £516 million (2005: £541 million). Of this amount, £305 million (2005: £401 million) relates to amortisation of deferred acquisition costs of insurance contracts and investment management contracts, which is primarily borne by the long-term business segment. Of the remainder of the depreciation and amortisation charge of £211 million (2005: £140 million), £156 million (2005: £101 million) relates to long-term business, £44 million (2005: £28 million) to banking, £8 million (2005: £8 million) to fund management and £3 million (2005: £3 million) to central companies.

182 Prudential plc Annual Report 2006

Group financial statements
Notes on the Group financial statements

F4: Finance costs: interest on core structural borrowings of shareholder-financed operations

Finance costs consist of £177 million (2005: £175 million) interest on core debt of the parent company and related finance subsidiaries and Jackson surplus notes and of £33 million (2005: £33 million) on Egg subordinated debt.

F5: Tax

(a) Total tax expense by nature of expense

An analysis of the total tax expense of continuing operations recognised in the income statement by nature of expense (benefit) is as follows:

	2006 £m	2005 £m
Current tax expense:		
Corporation tax	**645**	722
Adjustments in respect of prior years	**(38)**	(209)
Benefit from a previously unrecognised tax loss, tax credit or temporary difference from a prior period	**–**	(2)
Total current tax	**607**	511
Deferred tax arising from:		
Origination and reversal of temporary differences	**556**	870
Benefit from a previously unrecognised tax loss, tax credit or temporary difference from a prior period	**33**	5
Write-down or reversal of a previous write-down of a deferred tax asset	**–**	2
Total deferred tax	**589**	877
Total tax expense	**1,196**	1,388

The total tax expense arises as follows:

	2006 £m	2005 £m
Current tax expense:		
UK	**334**	339
Foreign	**273**	172
	607	511
Deferred tax expense:		
UK	**319**	780
Foreign	**270**	97
	589	877
Total	**1,196**	1,388

The total deferred tax expense arises as follows:

	2006 £m	2005 £m
Unrealised gains and losses on investments	**236**	599
Short-term timing differences	**156**	263
Capital allowances	**4**	13
Balances relating to investment and insurance contracts	**198**	3
Unused tax losses	**(5)**	(1)
Deferred tax expense	**589**	877

In 2006, a deferred tax credit of £41 million (2005: £93 million) has been taken directly to reserves. When this amount is taken with the deferred tax expense shown above, the result is an increase of £548 million in the Group's net deferred tax liability (2005: £784 million).

In 2006, there is no tax relating to discontinued operations (2005: £nil) (see note F6).

Primary statements
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B
C
D
E
F
G
H
I
Parent company
EEV

Prudential plc Annual Report 2006 183

Group financial statements
Notes on the Group financial statements

Notes on the Group financial statements continued

Primary statements
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F
G
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F5: Tax continued

(b) Reconciliation of effective tax rate

The total tax expense is attributable to shareholders and policyholders as summarised in the income statement.

(i) Summary of pre-tax profit and tax charge

The income statement includes the following items:

	2006 £m	2005 £m
Profit before tax	**2,071**	2,145
Tax attributable to policyholders' returns	**(849)**	(1,147)
Profit before tax attributable to shareholders	**1,222**	998
Tax attributable to shareholders' profits:		
Tax expense	**(1,196)**	(1,388)
Less: tax attributable to policyholders' returns	**849**	1,147
Tax attributable to shareholders' profits	**(347)**	(241)
Profit from continuing operations after tax	**875**	757

(ii) Overview

For the purposes of explaining the relationship between tax expense and accounting profit, it is appropriate to consider the sources of profit and tax by reference to those that are attributable to shareholders and policyholders, as follows:

	2006			2005		
	Attributable to shareholders £m	Attributable to policyholders* £m	Total £m	Attributable to shareholders £m	Attributable to policyholders* £m	Total £m
Profit before tax	**1,222**	**849**	**2,071**	998	1,147	2,145
Taxation charge:						
Expected tax rate	**31%**	**100%**	**59%**	35%	100%	70%
Expected tax charge	**(374)**	**(849)**	**(1,223)**	(353)	(1,147)	(1,500)
Variance from expected tax charge (note v(ii))	**27**	**–**	**27**	112	–	112
Actual tax charge	**(347)**	**(849)**	**(1,196)**	(241)	(1,147)	(1,388)
Average effective tax rate	**28%**	**100%**	**58%**	24%	100%	65%

*For the column entitled 'Attributable to policyholders', the profit before tax represents income, net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies.

Due to the requirements of the financial reporting standards IAS 1 and IAS 12, the profit before tax and tax charge reflect the aggregate of amounts that are attributable to shareholders and policyholders.

Profit before tax comprises profit attributable to shareholders and pre-tax profit attributable to policyholders of linked and with-profits funds and unallocated surplus of with-profits funds.

The total tax charge for linked and with-profits business includes tax expense on unit-linked and with-profits funds attributable to policyholders, the unallocated surplus of with-profits funds and the shareholders' profits. This feature arises from the basis of taxation applied to life and pension business, principally in the UK, but with similar bases applying in certain Asian operations, and is explained in note (iii) below.

Furthermore, the basis of preparation of Prudential's financial statements incorporates the additional feature that, as permitted under IFRS 4, the residual equity of the Group's with-profits funds, i.e. unallocated surplus, is recorded as a liability with transfers to and from that liability reflected in pre-tax profits. This gives rise to anomalous effective tax rates for profits attributable to policyholders (as described in note (iv) below).

In meeting the reconciliation requirements set out in paragraph 81(c) of IAS 12, the presentation shown in this disclosure note seeks to ensure that the explanation of the relationship between tax expense and accounting profit draw properly the distinction between the elements of the profit and tax charge that are attributable to policyholders and shareholders as explained below in notes (iv) and (v), respectively. The shareholder elements are the components of the profit and tax charge that are of most direct relevance to investors, and it is this aspect that the IAS 12 requirement is seeking to explain for companies that do not need to account for both with-profits and unit-linked funds, where tax is borne by the Company on the policyholders' behalf and which is not contemplated by IFRS requirements.

184 Prudential plc Annual Report 2006

Group financial statements

Notes on the Group financial statements

F5: Tax continued

(iii) Basis of taxation for UK life and pension business

Different rules apply under UK tax law for taxing pension business and life insurance business and there are detailed rules for apportioning the investment return and profits of the fund between the types of business.

The investment return referrable to pension business, and some other less significant classes of business, is exempt from taxation, but tax is charged on the profit that shareholders derive from writing such business at the corporate rate of tax. The rules for taxing life insurance business are more complex. Initially, the UK regime seeks to tax the regulatory basis investment return less management expenses (I-E) on this business as it arises. However, in determining the actual tax charge, a calculation of the shareholder profits for taxation purposes from writing life insurance business also has to be made and compared with the I-E profit.

If the shareholder profit is higher than the I-E amount, then relief for expenses in the I-E calculation has to be restricted until the I-E profit equals the shareholder profit. If on the other hand, the I-E profit is the greater, then an amount equal to the shareholder profit is taxed at the corporate rate of tax, with the remainder of the I-E profit being taxed at the lower policyholder rate of tax.

The purpose of this approach is to ensure that the Company is always as a minimum taxed on the profit, as defined for taxation purposes by reference to the Company’s regulatory returns (rather than IFRS basis results), that it has earned. The shareholders’ portion of the long-term business is taxed at the shareholders’ rate, with the remaining portion taxed at rates applicable to the policyholders.

It is to be noted that the calculations described are determined using data from the regulatory basis returns rather than the IFRS basis results. The differences between the regulatory and accounting bases are significant and complex.

(iv) Profits attributable to policyholders and related tax

As noted above, it is necessary under IFRS requirements to include the total tax charge of the Company (both policyholder and shareholder elements) in the tax charge disclosed in the income statement.

For with-profits business, total pre-tax profits reflect the aggregate of profits attributable to policyholders and shareholders. However, amounts attributable to the equity of with-profits funds are carried in the liability for unallocated surplus. Also, as described in note (iii), UK with-profits business is taxed on a basis that affects policyholders’ unallocated surplus of with-profits funds and shareholders. For the PAC with-profits sub-fund, transfers to and from unallocated surplus are recorded in the income statement, so that after charging the total tax borne by the fund, the net balance reflects the statutory transfer from the fund for the year. The statutory transfer represents 10 per cent of the actuarially determined surplus for the year that is attributable to shareholders.

For SAIF similar transfers are made. However, in the case of SAIF, a net nil balance is derived, reflecting the lack of shareholder interest in the financial performance of the fund (other than through investment management arrangements).

The accounting anomaly that arises under IFRS is that due to the fact that the net of tax profit attributable to with-profits policyholders is zero, the Company’s presentation of pre-tax profit attributable to policyholders reflects an amount that is the mirror image of the tax charge attributable to policyholders.

For unit-linked business, pre-tax profits also reflect the aggregate of profits attributable to policyholders and shareholders. The pre-tax profits attributable to policyholders represent fees earned that are used to pay tax borne by the Company on policyholders’ behalf. The net of tax profit attributable to policyholders for unit-linked business is thus zero.

The combined effect of these features is such that providing a reconciliation of the tax charge attributable to policyholders to an expected charge based on the standard corporate rate of tax on IFRS basis profits attributable to policyholders is not relevant.

In summary, for accounting purposes, in all cases and for all reporting periods, the apparent effective rate for profit attributable to policyholders and unallocated surplus is 100 per cent. However, it is to be noted that the 100 per cent rate does not reflect a rate paid on the profits attributable to policyholders. It instead reflects the basis of accounting for unallocated surplus coupled with the distinction made for performance reporting between sources of profit attributable to shareholders, policyholders and unallocated surplus and IFRS requirements in respect of reporting of all pre-tax profits and all tax charges irrespective of policyholder or shareholder economic interest.

Primary statements

A B C D E F G H I

company Parent EEV

Prudential plc Annual Report 2006 185

Group financial statements

Notes on the Group financial statements

Notes on the Group financial statements continued

F5: Tax continued

(v) Reconciliation of tax charge on profits attributable to shareholders

Primary statements

A B C D E F G H I

company Parent EEV

186 Prudential plc Annual Report 2006

Group financial statements
Notes on the Group financial statements

F5: Tax continued

2005	UK insurance operations £m	Jackson £m	Asian long-term business operations £m	Other operations £m	Total £m
Profit before tax attributable to shareholders:					
Operating profit based on longer-term investment returns (note iii)	400	348	175	34	957
Goodwill impairment charge	–	–	–	(120)	(120)
Short-term fluctuations in investment returns	36	178	32	(35)	211
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(20)	0	3	(33)	(50)
Total	416	526	210	(154)	998
Expected tax rate (note i):					
Operating profit based on longer-term investment returns (note iii)	30%	35%	26%	30%	31%
Goodwill impairment charge	–	–	–	0%	0%
Short-term fluctuations in investment returns	30%	35%	26%	30%	34%
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	30%	35%	0%	30%	32%
Total	30%	35%	26%	6%	35%
Expected tax charge based on expected tax rates:					
Operating profit based on longer-term investment returns (note iii)	(120)	(122)	(46)	(10)	(298)
Goodwill impairment charge	–	–	–	0	0
Short-term fluctuations in investment returns	(11)	(62)	(8)	10	(71)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	6	0	0	10	16
Total	(125)	(184)	(54)	10	(353)
Variance from expected tax charge (note ii):					
Operating profit based on longer-term investment returns (note iii)	3	(1)	(17)	127	112
Goodwill impairment charge	–	–	–	0	0
Short-term fluctuations in investment returns	(5)	9	9	(12)	1
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(1)	0	0	0	(1)
Total	(3)	8	(8)	115	112
Actual tax charge:					
Operating profit based on longer-term investment returns (note iii)	(117)	(123)	(63)	117	(186)
Goodwill impairment charge	–	–	–	0	0
Short-term fluctuations in investment returns	(16)	(53)	1	(2)	(70)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	5	0	0	10	15
Total	(128)	(176)	(62)	125	(241)
Actual tax rate: operating profit	29%	35%	36%	(344)%	19%
: total	31%	33%	30%	(81)%	24%

Notes

(i) Expected tax rates for profit attributable to shareholders

Expected tax rates shown in the table above reflect the corporate tax rates generally applied to taxable profits of the relevant country jurisdictions. For Asian operations the expected tax rates reflect the corporate tax rate weighted by reference to the source of profits of the operations contributing to the aggregate business result. In 2005, the expected tax rate on total profits of 35 per cent was due to the inclusion of a goodwill impairment charge of £120 million which is not allowable for tax. In 2006, no goodwill impairment charge has been booked, and the expected tax rate on total profits of 31 per cent is lower in part due to this, and additionally due to the Asian long-term business (which is subject to lower tax rates than the UK and US) being a greater proportion of Group results.

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Prudential plc Annual Report 2006 187

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Notes on the Group financial statements

Primary statements
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Parent company
EEV

Notes on the Group financial statements continued

F5: Tax continued

Notes continued
(ii) Variances from expected tax charge for results attributable to shareholders
For 2006, the principal variances arise from differences between the standard corporation tax rate and actual rates due to a number of factors, including:

(a) The tax credit arising from relief for excess expenses in respect of the shareholder-backed protection business.

(b) Prior year adjustments arising from routine revisions of tax returns.

For 2005, the principal variances arise from differences between the standard corporation tax rate and actual rates for 'other' operations. This is due to a number of factors including:

(a) The settlement of outstanding issues with HM Revenue and Customs (HMRC) at amounts below those previously provided. The settlements related to a range of issues affecting both shareholder and policyholder taxes. Many of the issues had been in dispute for several years. The principal issues resolved were as follows:

Firstly, HMRC had disputed the deductibility of commissions paid on credit life (protection) insurance. Prudential's treatment of the commissions was consistent with industry practice. At the start of 2005 it looked likely that the dispute would only be settled through litigation. However, it proved possible to negotiate a settlement acceptable to both parties.

Secondly, in 2000 Prudential transferred the insurance business previously carried on by two M&G subsidiaries into another subsidiary, Scottish Amicable Life (SAL). In 2002, Prudential transferred the entire business of SAL (including the old M&G business) into Prudential Assurance Company Limited. Both of these transactions were conducted under a statutory framework, which included obtaining High Court approval. The transactions were complex, leading to a difference in views between HMRC and Prudential as to the correct tax treatment of the transactions. These differences were resolved through a negotiated settlement.

(b) The tax credit arising from relief for excess expenses in respect of the shareholder-backed protection business.

(c) Prior year adjustments arising from routine revisions of tax returns.

(d) The benefit from Egg's previously unused French losses.

(iii) For 2006, operating profit based on longer-term investment returns is net of attributable restructuring costs and development expenses. In 2005, operating profit based on longer-term investment returns is net of development expenses.

F6: Discontinued operations

	2006 £m	2005 £m
Profit generated by discontinued operations		
Revenue	–	1
Expenses	–	2
Pre-tax profit on results of discontinued operations	–	3
Taxation	–	0
Post-tax profit on results of discontinued operations	–	3
Post-tax profit from discontinued operations	–	3

In the year ended 31 December 2005, discontinued operations comprised of Egg France and Funds Direct, both of which are included within banking operations in the segment analysis. The £3 million post-tax profit reported is comprised of £4 million from the release of surplus provision on the completion of the exit process from France, by Egg, partially offset by £1 million losses incurred by Funds Direct which was sold by Egg in October 2005.

For the purposes of the 2006 financial statements, Egg is reported as part of continuing operations. Note I8 provides details of the agreement to sell Egg after the balance sheet date.

188 Prudential plc Annual Report 2006

Group financial statements
Notes on the Group financial statements

G: Financial assets and liabilities

G1: Financial instruments – designation and fair values

The Group designates all financial assets as either fair value through profit and loss, available-for-sale, or as loans and receivables. Financial liabilities are designated as either fair value through profit and loss or amortised cost, or for investment contracts with discretionary participation features accounted for under IFRS 4 as described in note A4.

2006	Fair value through profit and loss £m	Available-for-sale £m	Loans and receivables £m	Total carrying value £m	Fair value £m
Financial assets					
Deposits	–	–	7,759	7,759	7,759
Equity securities and portfolio holdings in unit trusts	78,892	–	–	78,892	78,892
Debt securities (note i)	59,812	21,907	–	81,719	81,719
Loans and receivables	–	–	11,573	11,573	12,093
Other investments (note ii)	5,401	–	–	5,401	5,401
Accrued investment income	–	–	1,900	1,900	1,900
Other debtors	–	–	1,052	1,052	1,052
	144,105	21,907	22,284	188,296	

2006	Fair value through profit and loss £m	Amortised cost £m	IFRS 4 £m	Total carrying value £m	Fair value £m
Financial liabilities					
Banking customer accounts	–	5,554	–	5,554	5,554
Core structural borrowings of shareholder-financed operations (note ii and note H13)	–	3,063	–	3,063	3,297
Operational borrowings attributable to shareholder-financed operations (note H13)	–	5,609	–	5,609	5,609
Borrowings attributable to with-profits funds (note H13)	553	1,223	–	1,776	1,798
Obligations under funding, securities lending and sale and repurchase agreements	–	4,232	–	4,232	4,229
Net asset value attributable to unit holders of consolidated unit trust and similar funds	2,476	–	–	2,476	2,476
Investment contracts with discretionary participation features (note iii)	–	–	28,733	28,733	–
Investment contracts without discretionary participation features	11,480	1,562	–	13,042	13,035
Accruals and deferred income	–	517	–	517	517
Other creditors	–	1,398	–	1,398	1,398
Other liabilities (including derivatives)	663	989	–	1,652	1,652
	15,172	24,147	28,733	68,052	

2005	Fair value through profit and loss £m	Available-for-sale £m	Loans and receivables £m	Total carrying value £m	Fair value £m
Financial assets					
Deposits	–	–	7,627	7,627	7,627
Equity securities and portfolio holdings in unit trusts	71,985	–	–	71,985	71,985
Debt securities (note i)	56,814	25,657	–	82,471	82,471
Loans and receivables	–	–	13,245	13,245	14,268
Other investments (note ii)	3,879	–	–	3,879	3,879
Accrued investment income	–	–	1,791	1,791	1,791
Other debtors	–	–	1,305	1,305	1,305
	132,678	25,657	23,968	182,303	

Primary statements
A
B
C
D
E
F
G
H
I
Parent company
EEV

Prudential plc Annual Report 2006 189

Group financial statements
Notes on the Group financial statements

Notes on the Group financial statements continued

G1: Financial instruments – designation and fair values continued

2005	Fair value through profit and loss £m	Amortised cost £m	IFRS 4 £m	Total carrying value £m	Fair value £m
Financial liabilities					
Banking customer accounts	–	5,830	–	5,830	5,830
Core structural borrowings of shareholder-financed operations (note iii and note H13)	–	3,190	–	3,190	3,550
Operational borrowings attributable to shareholder-financed operations (note H13)	–	6,432	–	6,432	6,432
Borrowings attributable to with-profits funds (note H13)	559	1,339	–	1,898	1,929
Obligations under funding, securities lending and sale and repurchase agreements	–	4,529	–	4,529	4,524
Net asset value attributable to unit holders of consolidated unit trust and similar funds	965	–	–	965	965
Investment contracts with discretionary participation features (note iii)	–	–	26,523	26,523	–
Investment contracts without discretionary participation features	10,524	1,502	–	12,026	12,035
Accruals and deferred income	–	506	–	506	506
Other creditors	–	1,478	–	1,478	1,478
Other liabilities (including derivatives)	851	919	–	1,770	1,770
	12,899	25,725	26,523	65,147	

Notes

(i) As at 31 December 2006, £624 million (2005: £450 million) of convertible bonds were included in debt securities and £279 million (2005: £311 million) were included in borrowings.

(ii) See note G3 for details of the derivative assets included. The balance also contains the PAC with-profits fund's participation in various investment funds and limited liability property partnerships.

(iii) It is impractical to determine the fair value of investment contracts with discretionary participation features due to the lack of a reliable basis to measure such features.

Determination of fair value

The fair values of the Group's quoted investments are based on current bid prices. If the market for a financial investment of the Group is not active, the Group establishes fair value by using quotations from independent third parties, such as brokers, or by using valuation techniques. The fair value of investments valued using a valuation technique at 31 December 2006 was £4,548 million (31 December 2005: £4,947 million). The valuation techniques include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and enterprise valuation and may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments.

The fair value estimates are made at a specific point in time, based upon available market information and judgements about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Group's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realisation of unrealised gains or losses. In some cases the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realised in immediate settlement of the financial instrument.

The loans and receivables have been shown net of provisions for impairment. The fair value of loans has been estimated from discounted cash flows expected to be received. The rate of discount used was the market rate of interest.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's length transaction. This amount is determined using quotations from independent third parties or valued internally using standard market practices. In accordance with the Group's risk management framework, all internally generated valuations are subject to independent assessment against external counterparties' valuations.

The fair value of borrowings is based on quoted market prices, where available.

Refer to section A4 for the determination of fair value for investment contracts without fixed and guaranteed terms (notably UK unit-linked policies). For investment contracts in the US with fixed and guaranteed terms the fair value is determined based on the present value of future cash flows discounted at current interest rates.

The fair value of other financial liabilities is determined using discounted cash flows of the amounts expected to be paid.

Primary statements
A
B
C
D
E
F
G
H
I
Parent company
EEV

190 Prudential plc Annual Report 2006

Group financial statements

Notes on the Group financial statements

Group financial statements

Notes on the Group financial statements

G1: Financial instruments – designation and fair values continued

Use of valuation techniques

Valuation techniques – UK

Of the financial investments that are not quoted on active markets, assets with a fair value at 31 December 2006 of £3,959 million (2005: £3,729 million) were held by UK operations. £3,563 million (2005: £3,466 million) of this amount related to assets held by with-profits operations and £396 million (2005: £263 million) related to assets held by the shareholder-backed UK annuity subsidiary Prudential Retirement Income Limited (PRIL). The majority of these assets are private debt securities such as private placements, project finance, asset securitisations and local authority securities. The securities are mainly long-dated and not regularly traded and are valued internally using market standard practices. These practices mainly use matrix pricing, which is based on assessing credit quality of the underlying borrower to derive a suitable discount rate relative to government securities.

In accordance with the Group’s Risk Management Framework, all internally generated calculations are subject to independent assessment by the Group’s Fair Value Committees which comprise members who are independent of the fund managers involved in the day-to-day trading in these assets.

The total amount of the change in fair value estimation using valuation techniques, including valuation techniques based on assumptions not wholly supported by observable market prices or rates, recognised in the profit and loss account in 2006 was a loss of £63 million (2005: a gain of £82 million) for the with-profits fund investments. Changes in values of assets of the with-profits funds are reflected in policyholder liabilities and unallocated surplus. Due to the liability accounting treatment of unallocated surplus, changes in values of securities held by with-profits funds have no direct effect on the profit or loss or shareholders’ equity.

The total amount of the change in fair value estimation using valuation techniques, including those based on assumptions not wholly supported by observable market prices or rates, recognised in the profit and loss account in 2006 and which was attributable to shareholders, was a loss of £12 million (2005: a gain of £11 million) for the PRIL investments.

Valuation techniques – US

The other financial investments which are not quoted on active markets were assets held by Jackson that had a fair value of £589 million (2005: £1,218 million).

The US operations of Prudential had two groups of assets which were valued using valuation techniques – derivatives that are accounted for under IAS 39 on a fair value through profit and loss basis and securities held by the Piedmont trust entity, an 80 per cent Jackson held static trust formed as a result of a securitisation of asset-backed securities in 2003 that are accounted for on an available-for-sale basis. As at 31 December 2006, the fair value of the derivative and Piedmont assets valued using valuation techniques was £184 million and £405 million, respectively (2005: £518 million and £700 million respectively).

The majority of the factors entering into the valuation of the derivatives are readily observable in the market and, therefore, are not subject to interpretation in the model. The most significant non-observable factor is the level of implied volatility assumed in the valuation.

Significant estimates and judgements are also employed in valuing certain asset-backed and mortgage-backed securities held by the Piedmont trust entity. These valuations may impact reported shareholder profit and loss amounts through the determination of impairment and recovery amounts. While management believes that the estimates and assumptions employed in developing the fair value estimates are reasonable and present management’s best estimate of such values, a reasonable range of values exists with respect to most assumptions utilised in determining these values. As a result of the potentially significant variability in the estimates of the assumptions used in these models, the range of reasonable estimates of the fair value of these securities is significant.

Management has obtained broker bids on these securities that represent the value at which the Group could sell the investments, if forced. These bids are not based on full knowledge and hence analysis of the investments, but represent the best estimate of the worst case decline in market value of these securities. The broker bids for these securities at 31 December 2006 totalled £372 million, a difference of £33 million (2005: £514 million, a difference of £186 million).

Interest income and expense

The interest income on financial assets not at fair value through profit and loss for the year ended 31 December 2006 was £2,775 million (2005: £2,662 million).

The interest expense on financial liabilities not at fair value through profit and loss for the year ended 31 December 2006 was £890 million (2005: £893 million).

Primary statements

A B C D E F G H I

company Parent EEV

Prudential plc Annual Report 2006 191

Group financial statements
Notes on the Group financial statements

Notes on the Group financial statements continued

Primary statements
A
B
C
D
E
F
G
H
I
Parent company
EEV

G2: Market risk

Interest rate risk

The following table shows an analysis of the classes of financial assets and liabilities with direct exposure to interest rate risk. Each applicable class of the Group's financial assets or liabilities is analysed between those exposed to fair value interest rate risk, cash flow interest rate risk and those with no direct interest rate risk exposure:

2006	Fair value interest rate risk £m	Cash flow interest rate risk £m	Not directly exposed to interest rate risk £m	Total £m
Financial assets				
Deposits	4,872	2,887	–	7,759
Debt securities	55,504	26,215	–	81,719
Loans and receivables	4,521	7,052	–	11,573
Other investments (including derivatives)	292	2,601	2,508	5,401
	65,189	38,755	2,508	106,452
Financial liabilities				
Banking customer accounts	–	5,554	–	5,554
Core structural borrowings of shareholder-financed operations	3,063	–	–	3,063
Operational borrowings attributable to shareholder-financed operations	2,282	3,320	7	5,609
Borrowings attributable to with-profits funds	1,486	219	71	1,776
Obligations under funding, securities lending and sale and repurchase agreements	851	3,381	–	4,232
Investment contracts without discretionary participation features	1,562	–	11,480	13,042
Other liabilities (including derivatives)	393	379	880	1,652
	9,637	12,853	12,438	34,928

2005	Fair value interest rate risk £m	Cash flow interest rate risk £m	Not directly exposed to interest rate risk £m	Total £m
Financial assets				
Deposits	4,531	3,096	–	7,627
Debt securities	74,806	7,665	–	82,471
Loans and receivables	4,269	8,976	–	13,245
Other investments (including derivatives)	345	1,553	1,981	3,879
	83,951	21,290	1,981	107,222
Financial liabilities				
Banking customer accounts	–	5,830	–	5,830
Core structural borrowings of shareholder-financed operations	3,190	–	–	3,190
Operational borrowings attributable to shareholder-financed operations	1,638	4,780	14	6,432
Borrowings attributable to with-profits funds	916	883	99	1,898
Obligations under funding, securities lending and sale and repurchase agreements	703	3,826	–	4,529
Investment contracts without discretionary participation features	723	779	10,524	12,026
Other liabilities (including derivatives)	276	380	1,114	1,770
	7,446	16,478	11,751	35,675

192 Prudential plc Annual Report 2006

Group financial statements
Notes on the Group financial statements

G2: Market risk continued

The following table sets out the Group's commitments to lend funds at a fixed rate:

	2006		2005	
	Amount £m	Weighted average interest rate %	Amount £m	Weighted average interest rate %
Term to maturity:				
Less than 1 year	–	–	16	11.9
1 to 5 years	2	8.9	58	5.4
5 to 10 years	55	6.9	52	7.4
10 to 15 years	19	6.7	27	7.4
15 to 20 years	–	–	9	5.3
Over 20 years	7	6.5	5	5.6
	83		167	

Of the above commitments £39 million (2005: £104 million) relates to US operations, £9 million (2005: £32 million) relates to the banking operations, £16 million (2005: £31 million) relates to Asian operations and £19 million (2005: £nil) relates to the UK operations.

The table below details the effective interest rates for applicable classes of financial assets and liabilities not held at fair value through profit and loss, notably financial assets designated as available-for-sale, loans and receivables and liabilities held at amortised cost:

	2006		2005	
	Balance of financial instruments not at fair value through profit and loss £m	Range of effective interest rates applicable as at 31 Dec 2006 %	Balance of financial instruments not at fair value through profit and loss £m	Range of effective interest rates applicable as at 31 Dec 2005 %
Assets				
Deposits	7,759	2.4 – 5.4	7,627	1.6 – 5.4
Debt securities	21,907	5.2 – 17.8	25,657	4.0 – 8.0
Loans and receivables:				
Mortgage loans	4,421	3.7 – 10.7	4,928	2.3 – 7.6
Policy loans	819	3.0 – 8.8	865	3.0 – 9.0
Other loans	6,333	6.7 – 11.0	7,452	4.5 – 10.5
	41,239		46,529	
Liabilities				
Banking customer accounts (note E2)	5,554	0.9 – 5.5	5,830	1.6 – 5.0
Core structural borrowings of shareholder-financed operations (note H13)	3,063	5.5 – 9.4	3,191	5.5 – 9.4
Operational borrowings attributable to shareholder-financed operations (note H13)	5,609	5.9 – 8.2	6,432	2.2 – 6.5
Borrowings attributable to with-profits funds	1,223	3.0 – 7.6	1,339	6.0 – 10.0
Obligations under funding, stocklending and sale and repurchase agreements	4,232	2.6 – 6.2	4,529	2.4 – 8.0
Investment contracts without discretionary participation features	1,562	2.0 – 8.2	1,502	2.0 – 8.2
Other liabilities (including derivatives)	989	0.0 – 0.0	918	0.0 – 0.0
	22,232		23,741	

For further information on effective interest rates specific to the banking operations, please refer to note E6.

Primary statements
A
B
C
D
E
F
G
H
I
Parent company
EEV

Prudential plc Annual Report 2006 193

Group financial statements
Notes on the Group financial statements

Primary statements | A | B | C | D | E | F | G | H | I | Parent company | EEV

Notes on the Group financial statements continued

G2: Market risk continued

In relation to interest rate exposure, the following table sets out the earlier of contractual maturities and repricing dates for applicable classes of financial instruments, excluding investment contracts without discretionary participation features:

2006	1 year or less £m	After 1 year to 5 years £m	After 5 years to 10 years £m	After 10 years to 15 years £m	After 15 years to 20 years £m	Over 20 years £m	No stated maturity £m	Total carrying value £m
Financial assets								
Deposits	7,656	33	19	–	–	51	–	7,759
Debt securities	3,395	14,712	19,227	10,121	8,395	25,333	536	81,719
Loans and receivables	2,905	2,803	3,168	743	716	350	888	11,573
Other investments (including derivatives)	2,615	209	129	106	5	237	2,100	5,401
	16,571	17,757	22,543	10,970	9,116	25,971	3,524	106,452
Financial liabilities								
Banking customer accounts (note E2)	5,498	56	–	–	–	–	–	5,554
Core structural borrowings of shareholder-financed operations (note H13)	150	248	250	536	313	803	763	3,063
Operational borrowings attributable to shareholder-financed operations (note H13)	3,135	1,793	521	–	–	160	–	5,609
Borrowings attributable to with-profits funds (note H13)	33	331	541	–	19	57	795	1,776
Obligations under funding, stocklending and sale and repurchase agreements	4,232	–	–	–	–	–	–	4,232
Other liabilities (including derivatives)	1,033	301	19	39	7	125	128	1,652
	14,081	2,729	1,331	575	339	1,145	1,686	21,886

2005	1 year or less £m	After 1 year to 5 years £m	After 5 years to 10 years £m	After 10 years to 15 years £m	After 15 years to 20 years £m	Over 20 years £m	No stated maturity £m	Total carrying value £m
Financial assets								
Deposits	7,029	38	20	–	–	52	488	7,627
Debt securities	3,475	11,857	23,162	8,594	9,610	24,754	1,019	82,471
Loans and receivables	3,495	4,275	1,875	1,199	1,393	172	836	13,245
Other investments (including derivatives)	1,893	189	83	29	17	208	1,460	3,879
	15,892	16,359	25,140	9,822	11,020	25,186	3,803	107,222
Financial liabilities								
Banking customer accounts (note E2)	5,790	40	–	–	–	–	–	5,830
Core structural borrowings of shareholder-financed operations (note H13)	–	399	249	–	857	820	865	3,190
Operational borrowings attributable to shareholder-financed operations (note H13)	2,440	3,040	–	139	–	813	–	6,432
Borrowings attributable to with-profits funds (note H13)	39	309	775	–	–	81	694	1,898
Obligations under funding, stocklending and sale and repurchase agreements	4,529	–	–	–	–	–	–	4,529
Other liabilities (including derivatives)	1,096	256	71	30	68	130	119	1,770
	13,894	4,044	1,095	169	925	1,844	1,678	23,649

Durations of long-term business contracts, including investment contracts, are included in section D.

194 Prudential plc Annual Report 2006

Group financial statements
Notes on the Group financial statements

G2: Market risk continued

Currency risk

As at 31 December 2006, the Group held 16 per cent (2005: 18 per cent) and 15 per cent (2005: 21 per cent) of its financial assets and financial liabilities respectively, in currencies, mainly US dollar and Euro, other than the functional currency of the relevant business unit.

The financial assets, of which 90 per cent (2005: 86 per cent) are held by the PAC with-profits fund, allow the PAC with-profits fund to obtain exposure to foreign equity markets.

The financial liabilities, of which 14 per cent (2005: 22 per cent) are held by the PAC with-profits fund, mainly relate to foreign currency borrowings.

The exchange risks inherent in these exposures are mitigated through the use of derivatives, mainly forward currency contracts (note G3 below).

The amount of exchange gains recognised in the income statement in 2006, except for those arising on financial instruments measured at fair value through profit and loss, is £73 million (2005: £152 million). This constitutes £107 million (2005: £134 million) gains on Medium-Term Notes (MTN) liabilities and £34 million of net losses (2005: £18 million net gains), mainly arising on investments of the PAC with-profits fund. The gains on MTN liabilities are fully offset by value movements on cross-currency swaps, which are measured at fair value through profit and loss.

See also note E3 for details of the market risks faced by the banking business.

G3: Derivatives and hedging

Derivatives

The Group enters into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward currency contracts and swaps such as interest rate swaps, cross-currency swaps, swaptions and credit default swaps.

All over-the-counter derivative transactions are conducted under standardised ISDA (International Swaps and Derivatives Association Inc) master agreements and the Group has collateral agreements between the individual group entities and relevant counterparties in place under each of these market master agreements.

The total fair value balances of derivative assets and liabilities as at 31 December 2006 were as follows:

2006	UK insurance operations £m	US £m	Banking operations £m	Other operations £m	Total £m
Derivative assets	476	254	78	90	898
Derivative liabilities	(268)	(92)	(154)	(149)	(663)
	208	162	(76)	(59)	235

2005	UK insurance operations £m	US £m	Banking operations £m	Other operations £m	Total £m
Derivative assets	338	166	50	86	640
Derivative liabilities	(403)	(208)	(77)	(163)	(851)
	(65)	(42)	(27)	(77)	(211)

The above derivative assets and derivative liabilities are included in 'other investments' and 'other liabilities' in the primary statements.

Primary statements
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B
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D
E
F
G
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Prudential plc Annual Report 2006 195

Group financial statements
Notes on the Group financial statements

Notes on the Group financial statements continued

Primary statements
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B
C
D
E
F
G
H
I
Parent company
EEV

G3: Derivatives and hedging continued

The notional amount of the derivatives, distinguishing between UK insurance, US, banking and other operations was as follows:

	UK insurance operations		US		Banking operations	
	Notional amount on which future payments are based		Notional amount on which future payments are based		Notional amount on which future payments are based	
As at 31 December 2006	Asset £m	Liability £m	Asset £m	Liability £m	Asset £m	Liability £m
Cross-currency swaps*	**579**	**499**	**537**	**26**	**348**	**360**
Equity index call options	**–**	**–**	**583**	**12**	**–**	**–**
Swaptions	**1,125**	**–**	**13,540**	**11,751**	**–**	**–**
Futures	**2,306**	**2,463**	**–**	**274**	**–**	**–**
Forwards*	**12,614**	**12,465**	**–**	**–**	**383**	**376**
Inflation swaps	**1,109**	**1,109**	**–**	**–**	**–**	**–**
Credit default swaps	**–**	**–**	**–**	**–**	**1,787**	**–**
Single stock options	**–**	**6**	**–**	**–**	**–**	**–**
Credit derivatives	**–**	**–**	**–**	**18**	**–**	**–**
Put options	**–**	**–**	**2,708**	**–**	**–**	**–**
FTSE swap	**–**	**–**	**–**	**–**	**49**	**49**
Total return swaps	**895**	**833**	**230**	**65**	**–**	**–**
Interest rate swaps	**2,976**	**3,388**	**2,407**	**1,988**	**3,117**	**3,117**

	UK insurance operations		US		Banking operations	
	Notional amount on which future payments are based		Notional amount on which future payments are based		Notional amount on which future payments are based	
As at 31 December 2005	Asset £m	Liability £m	Asset £m	Liability £m	Asset £m	Liability £m
Cross-currency swaps*	800	774	552	392	941	952
Equity index call options	–	–	796	13	–	–
Swaptions	1,125	–	9,320	14,562	–	–
Futures	1,621	1,239	9	–	–	–
Forwards*	10,711	10,878	–	–	743	744
Inflation swaps	1,070	1,070	–	–	–	–
Credit default swaps	–	–	–	–	2,256	–
Single stock options	83	18	–	–	–	–
Put options	–	–	1,427	–	–	–
FTSE swap	–	–	–	–	49	49
Total return swaps	479	479	612	120	–	–
Interest rate swaps	2,790	3,302	2,367	4,250	2,855	2,855

*In addition, the other operations, including the Group Treasury function and the Asian operations, have cross-currency swap assets and liabilities with notional amounts of £754 million (2005: £2,761 million) and £1,743 million (2005: £2,692 million) respectively, forward currency contracts assets and liabilities with notional amounts of £443 million (2005: £501 million) and £63 million (2005: £167 million) respectively, interest rate swaps of £1,856 million (2005: £1,310 million) and £1,856 million (2005: £1,310 million) respectively and inflation swap liabilities with notional amounts of £150 million (2005: £nil).

These derivatives are used for efficient portfolio management to obtain cost effective and efficient exposure to various markets in accordance with the Group's investment strategies and to manage exposure to interest rate, currency, credit and other business risks. See also note D3 for use of derivatives by the Group's US operations.

The Group uses various interest rate derivative instruments such as interest rate swaps to reduce exposure to interest rate volatility.

The UK insurance operations use various currency derivatives in order to limit volatility due to foreign currency exchange rate fluctuations arising on securities denominated in currencies other than sterling. See also note G2 above. In addition, total return swaps and interest rate swaps are held for efficient portfolio management.

As part of the efficient portfolio management of the PAC with-profits fund, the fund may, from time to time, invest in cash-settled forward contracts over Prudential plc shares, which are accounted for consistently with other derivatives. This is in order to avoid a mismatch of the with-profits investment portfolio with the investment benchmarks set for its equity-based investment funds. The contracts will form part of the long-term investments of the with-profits fund. These contracts are subject to a number of limitations for legal and regulatory reasons.

196 Prudential plc Annual Report 2006

Group financial statements

Notes on the Group financial statements

G3: Derivatives and hedging continued

Some of the Group’s products, especially those sold in the US, have certain guarantee features linked to equity indexes. A mismatch between product liabilities and the performance of the underlying assets backing them, exposes the Group to equity index risk. In order to mitigate this risk, the relevant business units purchase swaptions, equity options and futures to match asset performance with liabilities under equity-indexed products.

The US operations and some of the UK operations hold large amounts of interest-rate sensitive investments that contain credit risks on which a certain level of defaults is expected. These entities have purchased some swaptions in order to manage the default risk on certain underlying assets and hence reduce the amount of regulatory capital held to support the assets.

Egg uses derivative instruments for the purpose of supporting the strategic and operational business activities and reducing and eliminating the risk of loss arising from changes in interest rates and foreign exchange rates. Derivatives are used solely to hedge risk exposures and Egg does not take any trading position in derivatives.

For the purpose of reducing interest rate risk, Egg uses a number of derivative instruments, including interest rate swaps and forward agreements. Additionally, swaps are used to provide caps to the funding cost of the credit card product.

Egg has also made general use of credit default swaps to manage credit risk without changing the underlying product or investment portfolios.

For the purpose of reducing currency risk, Egg uses forward exchange contracts and currency swaps.

Hedging

The Group has formally assessed and documented the effectiveness of the following hedges:

Fair value hedges

The Group has a US$1 billion fair value hedge in place which hedges the interest exposure on the US$1 billion, 6.5 per cent perpetual subordinated capital securities. During 2006, the Group entered into a transaction to extend the term of the interest rate swap in this hedging relationship from 30 years to 50 years. In addition, the Group entered into a US$300 million fair value hedge in June 2006 to hedge the interest exposure on its US$300 million, 6.5 per cent perpetual subordinated capital securities.

Jackson has had a collar fair value hedge in place since 1 March 2005. This common stock equity collar transaction was entered into to protect the Company’s unrealised gain of US$5.9 million on an equity investment. The hedge expires in March 2008.

Cash flow hedges

Egg has cash flow hedged certain balance sheet items which are subject to interest rate risk using interest rate and cross currency interest rate swaps, with the effective part of any gain or loss on the swaps recognised directly in equity. As at 31 December 2006, the notional amount of this cash flow hedge was £1,711 million (2005: £2,296 million). The cash flows are periodically updated based on the underlying banking portfolios. The net movement on ineffective positions of cash flow hedges recognised in the income statement in 2006 was a loss of £nil (2005: £0.2 million)

Net investment hedges

In November 2005, the Group’s US$500 million net investment hedge relating to the currency exposure of the US operations matured.

In December 2005, the Group entered into a series of three-month period forward currency transactions which together form a US$2 billion net investment hedge of the currency exposure of the net investments in the US operations. The forward currency contracts were renewed throughout 2006. The forward currency contracts in place at 31 December 2006 expire in March 2007.

The Group has designated perpetual subordinated capital securities totalling US$1.55 billion as a net investment hedge to hedge the currency risks related to the net investment in Jackson. The carrying value of the subordinated capital securities was £763 million (2005: £865 million) as at 31 December 2006. The foreign exchange gain of £110 million (2005: loss of £78 million) on translation of the borrowings to pounds sterling at the balance sheet date is recognised in the translation reserve in shareholders’ equity.

The net investment hedges were 100 per cent effective.

statements Primary

A B C D E F G H I

company Parent EEV

Prudential plc Annual Report 2006 197

Group financial statements

Notes on the Group financial statements

Notes on the Group financial statements continued

G4: Derecognition, securitisation and collateral

Securities lending and reverse repurchase agreements

The Group has entered into securities lending (including repurchase agreements) whereby blocks of securities are loaned to third parties, primarily major brokerage firms. The agreements require that amounts between 102 per cent and 105 per cent of the fair value of the loaned securities be held as collateral, depending on the quality of the collateral, calculated on a daily basis. The loaned securities are not removed from the Group’s consolidated balance sheet, rather they are retained within the appropriate investment classification. Collateral typically consists of cash, debt securities, equity securities and letters of credit. At 31 December 2006, the Group had lent £11,418 million (2005: £10,594 million) (of which £7,592 million (2005: £8,250 million) was lent by the PAC with-profits fund) of securities and held collateral under such agreements of £11,814 million (2005: £11,112 million) (of which £7,934 million (2005: £8,657 million) was held by the PAC with-profits fund).

At 31 December 2006, the Group had entered into reverse repurchase transactions under which it purchased securities and had taken on the obligation to resell the securities for the purchase price of £1,435 million (2005: £1,214 million), together with accrued interest.

Collateral and pledges under derivative transactions

At 31 December 2006, the Group had pledged £263 million (2005: £403 million) for liabilities and held collateral of £212 million (2005: £193 million) in respect of over-the-counter derivative transactions.

Securitisation

During 2006, Egg transferred additional UK credit card receivables to its trust vehicle, Arch (Term) Limited, created in 2002 for the purpose of asset-backed securitisation, bringing the outstanding balance of assets in this vehicle to £2.8 billion (2005: £2.8 billion). The noteholders in securitisations from this vehicle have a proportional interest in each account balance in the trust. As at 31 December 2006, the value of this interest was £2.3 billion (2005: £2.3 billion). This securitisation does not qualify for derecognition under IAS 39 and the total portfolio is, therefore, included in loans and receivables. The funding giving rise to the note-holders interest is included within operational borrowings attributable to shareholder-financed operations.

G5: Impairment of financial assets

In accordance with the Group’s accounting policy set out in note A4, impairment reviews were performed for available-for-sale securities and loans and receivables. In addition, impairment reviews were undertaken for the reinsurers’ share of policyholder liability provisions.

During the year ended 31 December 2006, impairment losses of £416 million (2005: £278 million) were recognised. These were mainly for loans and advances to customers in Egg and available-for-sale securities held by Jackson.

Impairment losses recognised on available-for-sale securities amounted to £24 million (2005: £24 million). Of this amount, 76 per cent (2005: 28 per cent) has been recorded on structured asset-backed securities, primarily due to reduced cash flow expectations on such securities that are collateralised by diversified pools of primarily below investment grade securities. 22 per cent (2005: 53 per cent) of the losses related to the impairment of fixed maturity securities of two (2005: five) individual corporate issuers, reflecting deteriorating business outlook of the companies concerned.

The impairment losses have been recorded in ‘acquisition costs and other operating expenditure’ in the income statement.

In 2006, the Group realised gross losses on sales of available-for-sale securities of £58 million (2005: £29 million). 30 per cent (2005: 38 per cent) of these losses related to the disposal of fixed maturity securities of six (2005: five) individual issuers, which were disposed of to rebalance the portfolio in the US operations.

The effect of those reasonably likely changes in the key assumptions underlying the estimates that underpin the assessment of whether impairment has taken place depends on the factors described in note A3. A key indicator of whether such impairment may arise in future, and the potential amounts at risk, is the profile of gross unrealised losses for fixed maturity and equity securities accounted for on an available-for-sale basis by reference to the time periods by which the securities have been held continuously in an unrealised loss position and by reference to the maturity date of the securities concerned.

statements Primary

A B C D E F G H I

company Parent EEV

198 Prudential plc Annual Report 2006

Group financial statements
Notes on the Group financial statements

G5: Impairment of financial assets continued

For 2006, the difference between the carrying value and book cost of equity securities in gross unrealised loss position was £(1) million (2005: £(1) million). The following table shows the amounts of gross unrealised losses for fixed maturity securities classified as available-for-sale under IFRS in an unrealised loss position for the time periods indicated as at 31 December 2006 and 31 December 2005.

2006	**Not rated £m**	**Non-investment grade £m**	**Investment grade £m**	**Total £m**
Less than 6 months	**(1)**	**(1)**	**(14)**	**(16)**
6 months to 1 year	**(3)**	**(1)**	**(10)**	**(14)**
1 year to 2 years	**(24)**	**(10)**	**(135)**	**(169)**
2 years to 3 years	**(5)**	**0**	**(9)**	**(14)**
3 years to 4 years	**(5)**	**0**	**(35)**	**(40)**
4 years to 5 years	**0**	**0**	**0**	**0**
5 years to 6 years	**(2)**	**(1)**	**0**	**(3)**
	(40)	**(13)**	**(203)**	**(256)**

2005	Not rated £m	Non-investment grade £m	Investment grade £m	Total £m
Less than 6 months	(17)	(10)	(99)	(126)
6 months to 1 year	(8)	(9)	(40)	(57)
1 year to 2 years	(8)	(5)	(15)	(28)
2 years to 3 years	(6)	0	(42)	(48)
3 years to 4 years	0	0	0	0
4 years to 5 years	(3)	(1)	0	(4)
5 years to 6 years	0	0	0	0
	(42)	(25)	(196)	(263)

The following table shows the amount of gross unrealised losses for fixed maturity securities classified as available-for-sale under IFRS in an unrealised loss position by maturity date of the securities as at 31 December 2006 and 31 December 2005.

	2006 £m	2005 £m
Less than 1 year	**(1)**	0
1 to 5 years	**(29)**	(23)
5 to 10 years	**(113)**	(126)
More than 10 years	**(51)**	(41)
Mortgage-backed securities and other debt securities	**(62)**	(73)
Total	**(256)**	(263)

Primary statements A B C D E F G H I Parent company EEV

Prudential plc Annual Report 2006 199

Group financial statements
Notes on the Group financial statements

Primary statements
A
B
C
D
E
F
G
H
I
Parent company
EEV

Notes on the Group financial statements continued
H: Other information on balance sheet items

H1: Intangible assets attributable to shareholders

(a) Goodwill

	2006 £m	2005 £m
Cost		
At 1 January	**1,461**	1,466
Disposals (including, for 2005, goodwill of held for sale venture investment subsidiaries – see note H9)	**–**	(5)
At 31 December	**1,461**	1,461
Aggregate impairment		
At 1 January	**(120)**	(5)
Impairment losses in the year recognised in the profit and loss	**–**	(120)
Write-offs related to disposals and discontinued operations	**–**	5
At 31 December	**(120)**	(120)
Net book amount at 31 December	**1,341**	1,341

During 2005, the acquired goodwill of the Japanese life company was tested for impairment and a charge of £120 million was separately disclosed in the consolidated income statement. The charge reflects the slower than expected development of the Japanese life business.

Impairment testing

Goodwill does not generate cash flows independently of other groups of assets and thus is assigned to cash generating units (CGUs) for the purposes of impairment testing. These CGUs are based upon how management monitors the business and represent the lowest level to which goodwill can be allocated on a reasonable basis. An allocation to CGUs of the Group's goodwill attributable to shareholders is shown below:

	2006 £m	2005 £m
M&G	**1,153**	1,153
Other	**188**	188
	1,341	1,341

'Other' represents goodwill amounts allocated across CGUs in Asia and US operations. These goodwill amounts are not individually material.

Assessment of whether goodwill may be impaired

With the exception of M&G, the goodwill attributable to shareholders in the balance sheet relates to acquired life businesses. The Company routinely compares the aggregate of net asset value and acquired goodwill on an IFRS basis of acquired life business with the value of the business as determined using the EEV methodology, as described in note D1. Any excess of IFRS over EEV carrying value is then compared with EEV basis value of current and projected future new business to determine whether there is any indication that the goodwill in the IFRS balance sheet may be impaired.

Goodwill is tested for impairment by comparing the CGUs carrying amount, excluding any goodwill, with its recoverable amount.

M&G

The recoverable amount for the M&G CGU has been determined by calculating its value in use. This has been calculated by aggregating the present value of future cash flows expected to be derived from the component businesses of M&G (based upon management projections) and its current surplus capital.

The discounted cash flow valuation has been based on a three-year plan prepared by M&G, and approved by the directors of Prudential plc, and cash flow projections for later years.

As a cross check to the discounted cash flow analysis, a review was undertaken of publicly available information for companies engaged in businesses comparable to the component businesses, including reported market prices for such companies' shares. In addition, a review was undertaken of publicly available terms of transactions involving companies comparable to the component businesses. In particular, comparison has been made of the valuation multiples implied by the discounted cash flow analysis to current trading multiples of companies comparable to the component businesses, as well as to multiples achieved in precedent transactions.

200 Prudential plc Annual Report 2006

Group financial statements
Notes on the Group financial statements

H1: Intangible assets attributable to shareholders continued

The value in use is particularly sensitive to a number of key assumptions, as follows:

(i) The assumed growth rate on forecast cash flows beyond the terminal year of the budget. A growth rate of 2.5 per cent has been used to extrapolate beyond the plan period.

(ii) The risk discount rate. Differing discount rates have been applied in accordance with the nature of the individual component businesses. For retail and institutional business a risk discount rate of 12 per cent has been applied. This represents the average implied discount rate for comparable UK listed asset managers calculated by reference to risk-free rates, equity risk premiums of five per cent and an average 'beta' factor for relative market risk of comparable UK listed asset managers. A similarly granular approach has been applied for the other component businesses of M&G.

(iii) That asset management contracts continue on similar terms.

Management believes that any reasonable change in the key assumptions would not cause the carrying amount of M&G to exceed its recoverable amount.

Japanese life company
As noted above, the entire goodwill relating to the Japanese life operation of £120 million was deemed to be impaired in 2005 following impairment testing carried out. This testing was based on a recoverable amount for the Japanese company that was determined by calculating its value in use based on net present value cash flow projections. Such projections reflected existing business over the expected duration of the contracts and expected new business. A risk discount rate of five per cent was applied to the projected cash flows. On the basis of the results of this exercise, all goodwill held in relation to the Japanese business was written off in 2005.

(b) Deferred acquisition costs and acquired in-force value of long-term business contracts attributable to shareholders

The recoverable amount for the ventures entities controlled by the Group through PPM Capital has been determined on a portfolio CGU basis by aggregating fair values calculated for each entity less costs to sell these entities.

Other intangible assets in the Group consolidated balance sheet attributable to shareholders consist of:

	2006 £m	2005 £m
Deferred acquisition costs (DAC) related to insurance contracts as classified under IFRS 4	**2,315**	2,200
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	**110**	104
	2,425	2,304
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4	**66**	92
Present value of future profits of acquired investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	**6**	9
	72	101
Total of deferred acquisition costs and acquired in-force value of long-term business contracts	**2,497**	2,405

Deferred acquisition costs related to insurance contracts attributable to shareholders

The movement in deferred acquisition costs relating to insurance contracts attributable to shareholders is as follows:

	£m
Deferred acquisition costs at 1 January 2005	1,620
Additions	495
Amortisation	(388)
Impairment	(21)
Exchange differences	173
Change in shadow DAC	321
Deferred acquisition costs at 31 December 2005	2,200
Deferred acquisition costs at 1 January 2006	**2,200**
Additions	**623**
Amortisation	**(299)**
Exchange differences	**(290)**
Change in shadow DAC	**81**
Deferred acquisition costs at 31 December 2006	**2,315**

In 2005, deferred acquisition costs of £21 million relating to the Taiwanese life assurance operation were impaired. See note D4(f) for further details.

Primary statements
A
B
C
D
E
F
G
H
I
Parent company
EEV

Prudential plc Annual Report 2006 201

Group financial statements

Notes on the Group financial statements

Notes on the Group financial statements continued

H1: Intangible assets attributable to shareholders continued

Deferred acquisition costs related to investment management contracts attributable to shareholders

Incremental costs associated with the origination of investment management contracts written by the Group’s insurance and fund management businesses are capitalised and amortised as the related revenue is recognised. Deferred acquisition costs related to investment management contracts are all internally generated.

Amortisation of this intangible asset is included in the ‘acquisition costs and other operating expenditure’ line in the income statement.

£m

At 1 January 2005

Gross amount 80 Accumulated amortisation (5)

Net book amount 75

Year ended 31 December 2005

Opening net book amount 75 Additions (through internal development) 45 Amortisation (9) Other charges (7)

At 31 December 2005 104

At 1 January 2006

Gross amount 118 Accumulated amortisation (14)

Net book amount 104

Year ended 31 December 2006

Opening net book amount 104 Additions (through internal development) 36 Amortisation (6) Other charges (24) Closing net book amount 110

At 31 December 2006

Gross amount 130 Accumulated amortisation (20) Net book amount 110

Present value of acquired in-force business of long-term business contracts attributable to shareholders

Prior to the adoption of IFRS 4, the present value of acquired in-force business (PVAIF) was accounted for under UK GAAP. On 1 January 2005, following the adoption of IFRS 4, PVAIF relating to investment contracts without discretionary participation features, which was previously included within long-term business, is removed and replaced by an asset representing the present value of the future profits of the investment management component of these contracts, where applicable. These contracts are accounted for under the provisions of IAS 18. The remainder of the PVAIF balance relates to insurance contracts and is accounted for under UK GAAP as permitted by IFRS 4. The amortisation charge is included in ‘acquisition costs and other operating expenditure’ in the income statement.

The present value of future profits of acquired investment management contracts relates to unit-linked contracts acquired as part of the M&G acquisition in 1999.

statements Primary

A B C D E F G H I

company Parent EEV

202 Prudential plc Annual Report 2006

Group financial statements
Notes on the Group financial statements

Primary statements
A
B
C
D
E
F
G
H
I
Parent company
EEV

H1: Intangible assets attributable to shareholders continued

Amortisation is charged to the 'acquisition costs and other operating expenditure' line in the income statement over the period of provision of investment management services as those profits emerge.

	Insurance contracts £m	Investment management £m
At 1 January 2005		
Cost	217	12
Accumulated amortisation	(113)	0
Net book amount	104	12
Year ended 31 December 2005		
Opening net book amount	104	12
Exchange differences	9	0
Amortisation charge	(21)	(3)
At 31 December 2005	92	9
At 1 January 2006		
Cost	233	12
Accumulated amortisation	(141)	(3)
Net book amount	92	9
Year ended 31 December 2006		
Opening net book amount	**92**	**9**
Exchange differences	**(4)**	**0**
Amortisation charge	**(22)**	**(3)**
Closing net book amount	**66**	**6**
At 31 December 2006		
Cost	**220**	**12**
Accumulated amortisation	**(154)**	**(6)**
Net book amount	**66**	**6**

H2: Intangible assets attributable to the PAC with-profits fund

(a) Goodwill and other acquired intangible assets in respect of acquired venture fund investment subsidiaries

	Goodwill £m	Other acquired intangible assets £m	Total £m
Carrying value at 1 January 2006	**419**	**260**	**679**
Additions	**336**	**139**	**475**
Amortisation charge	**–**	**(41)**	**(41)**
Disposals (including held for sale subsidiaries)	**(168)**	**(115)**	**(283)**
At 31 December 2006	**587**	**243**	**830**

In the 2005 financial statements the following details were included:

- at 1 January 2005, goodwill in respect of acquired venture fund investment subsidiaries was £784 million;
- during 2005, acquisitions amounted to £151 million and disposals (including held for sale subsidiaries) amounted to £328 million; and
- at 31 December 2005, the goodwill and other acquired intangible assets in respect of PAC with-profits fund were £607 million and £nil respectively.

Prudential plc Annual Report 2006 203

Group financial statements
Notes on the Group financial statements

Notes on the Group financial statements continued

Primary statements
A
B
C
D
E
F
G
H
I
Parent company
EEV

H2: Intangible assets attributable to the PAC with-profits fund continued

In 2006, certain reclassifications were made to goodwill and other acquired intangible assets as explained in note I11. This resulted in the altered opening balances for goodwill and other acquired intangible assets as shown in the table above.

All goodwill figures shown above reflect the cost. These have no impairment losses or other write-offs.

All goodwill additions relate to the UK and the long-term business segments. Additional details on the acquisitions are provided in note I6.

The recoverable amount for the venture fund investment subsidiaries controlled by the Group through PPM Capital has been determined on a portfolio CGU basis by aggregating fair values calculated for each entity less costs to sell these entities.

The fair value of each entity is calculated by PPM Capital in accordance with the International Private Equity and Venture Capital Valuation Guidelines which set out industry best practice for determining the fair value of private equity investments. The guidelines require that an enterprise value is calculated for each investment, typically using an appropriate multiple applied to the Company's maintainable earnings. All amounts relating to financial instruments ranking higher in a liquidation than those controlled by PPM Capital are then deducted from the enterprise value and a marketability discount applied to the result to give a fair value attributable to the instruments controlled by PPM Capital. The marketability discount ranges from 10 per cent to 30 per cent, depending on PPM Capital's level of control over a realisation process.

Management believes that any reasonable change in the key assumptions would not give rise to an impairment charge.

(b) Deferred acquisition costs

	2006 £m	2005 £m
At 1 January	**35**	33
Additions	**2**	6
Amortisation	**(6)**	(4)
At 31 December	**31**	35

These costs relate to non-participating business written by the PAC with-profits sub-fund. No deferred acquisition costs are established for the participating business.

H3: Reinsurers' share of policyholder liabilities

	2006 £m	2005 £m
Insurance contract liabilities	**878**	1,203
Claims outstanding	**67**	75
	945	1,278

The movement on reinsurers' share of insurance contract liabilities is as follows:

	2006 £m	2005 £m
At 1 January	**1,203**	919
Amount included in income statement	**(265)**	242
Foreign exchange translation differences	**(60)**	42
At 31 December	**878**	1,203

204 Prudential plc Annual Report 2006

Group financial statements
Notes on the Group financial statements

H4: Tax assets and liabilities

Assets

Of the £404 million (2005: £231 million) current tax recoverable, the majority is expected to be recovered in one year or less.

Deferred tax asset

	2006 £m	2005 £m
Unrealised losses on investments	**83**	84
Balances relating to investment and insurance contracts	**439**	317
Short-term timing differences	**472**	258
Capital allowances	**18**	91
Unused deferred tax losses	**–**	5
	1,012	755

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely that not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted. The UK taxation regime applies separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a capital or trading nature may affect the recognition of deferred tax assets. Accordingly, for the 2006 results and balance sheet position at 31 December 2006, the possible tax benefit of approximately £333 million (2005: £333 million), which may arise from capital losses valued at approximately £1.7 billion (2005: £1.7 billion), is sufficiently uncertain that it has not been recognised. In addition, a potential deferred tax asset of £71 million (2005: £67 million), which may arise from trading losses of approximately £245 million (2005: £237 million), is sufficiently uncertain that it has not been recognised.

Liabilities

Of the £1,303 million (2005: £962 million) current tax liability, it is not practicable to estimate how much is expected to be settled in one year or less due to the uncertainty over when outstanding issues will be agreed with HM Revenue and Customs.

Deferred tax liability

	2006 £m	2005 £m
Unrealised gains on investments	**2,346**	1,907
Balances relating to investment and insurance contracts	**613**	554
Short-term timing differences	**916**	536
Capital allowances	**7**	80
	3,882	3,077

Unprovided deferred income tax liabilities on temporary differences associated with investment in subsidiaries, associates and interests in joint ventures are considered to be insignificant due to the availability of various UK tax exemptions and reliefs.

Discounting

Deferred tax asset and liability balances have not been discounted.

H5: Accrued investment income and other debtors

	2006 £m	2005 £m
Accrued investment income		
Interest receivable	**1,331**	1,235
Other	**569**	556
	1,900	1,791
Other debtors		
Premiums receivable:		
From policyholders	**200**	230
From intermediaries	**12**	10
From reinsurers	**22**	21
Other	**818**	1,044
	1,052	1,305
Total	**2,952**	3,096

Of the £2,952 million (2005: £3,096 million) of accrued investment income and other debtors, £800 million (2005: £992 million) is expected to be settled after one year or more.

Primary statements
A
B
C
D
E
F
G
H
I
Parent company
EEV

Prudential plc Annual Report 2006 205

Group financial statements
Notes on the Group financial statements

Notes on the Group financial statements continued

Primary statements
A
B
C
D
E
F
G
H
I
Parent company
EEV

H6: Property, plant and equipment

Property, plant and equipment comprise Group occupied properties, development property and tangible assets. A reconciliation of the carrying amount of these items from the beginning of the year to the end of the year is as follows:

	Group occupied property £m	Development property £m	Tangible assets £m	Total £m
At 1 January 2005				
Cost	340	135	1,094	1,569
Accumulated depreciation	(35)	–	(567)	(602)
Net book amount	305	135	527	967
Year ended 31 December 2005				
Opening net book amount	305	135	527	967
Exchange differences	5	–	6	11
Depreciation charge	(6)	–	(110)	(116)
Additions	5	27	128	160
Arising on acquisition of subsidiaries	38	–	44	82
Disposals	(105)	–	(102)	(207)
Reclassification from held for investment	–	13	–	13
Closing net book amount	242	175	493	910
At 1 January 2006				
Cost	279	175	1,082	1,536
Accumulated depreciation	(37)	–	(589)	(626)
Net book amount	242	175	493	910
Year ended 31 December 2006				
Opening net book amount	**242**	**175**	**493**	**910**
Exchange differences	**(8)**	**–**	**(8)**	**(16)**
Depreciation charge	**(6)**	**–**	**(139)**	**(145)**
Additions	**4**	**36**	**134**	**174**
Arising on acquisition of subsidiaries	**–**	**–**	**40**	**40**
Disposals	**(25)**	**–**	**(73)**	**(98)**
Reclassification from held for investment	**–**	**268**	**–**	**268**
Closing net book amount	**207**	**479**	**447**	**1,133**
At 31 December 2006				
Cost	**241**	**479**	**1,127**	**1,847**
Accumulated depreciation	**(34)**	**–**	**(680)**	**(714)**
Net book amount	**207**	**479**	**447**	**1,133**

Of the above net book amounts, £102 million (2005: £125 million) of Group occupied property and £261 million (2005: £269 million) of tangible assets are attributable to consolidated venture investment subsidiaries of the PAC with-profits fund at 31 December 2006. All additions arising on acquisition of subsidiaries relate to acquisitions of venture investment subsidiaries of the PAC with-profits fund.

Capital expenditure: property, plant and equipment by primary segment

	2006 £m	2005 £m
Long-term business	**153**	124
Banking	**12**	28
Broker-dealer and fund management	**6**	6
Unallocated corporate	**3**	2
	174	160

Capital expenditure: property, plant and equipment by secondary segment

	2006 £m	2005 £m
UK	**134**	117
US	**15**	14
Asia	**25**	29
	174	160

206 Prudential plc Annual Report 2006

Group financial statements
Notes on the Group financial statements

H7: Investment properties

Investment properties principally relate to the PAC with-profits fund and are carried at fair value. A reconciliation of the carrying amount of investment properties at the beginning and end of the year is set out below:

	2006 £m	2005 £m
At 1 January	**13,180**	13,303
Additions:		
Resulting from acquisitions	**1,185**	844
Resulting from expenditure capitalised	**51**	56
Resulting from acquisitions through business combinations	**2**	22
Disposals	**(398)**	(1,224)
Net gains from fair value adjustments	**813**	720
Net foreign exchange differences	**(42)**	24
Transfers to held for sale assets	**(32)**	(552)
Transfers to development properties	**(268)**	(13)
At 31 December	**14,491**	13,180

The income statement includes the following items in respect of investment properties:

	2006 £m	2005 £m
Rental income from investment properties	**744**	765
Direct operating expenses (including repairs and maintenance expenses) arising from investment properties:		
That generated rental income during the year	**118**	133
That did not generate rental income during the year	**8**	7
Total direct operating expenses	**126**	140

Investment properties of £4,990 million (2005: £4,463 million) are held under finance leases. A reconciliation between the total of future minimum lease payments at the balance sheet date, and their present value is shown below:

	2006 £m	2005 £m
Future minimum lease payments at 31 December	**400**	564
Future finance charges on finance leases	**(325)**	(450)
Present value of minimum lease payments	**75**	114
Future minimum lease payments are due as follows:		
Less than 1 year	**4**	12
1 to 5 years	**15**	23
Over 5 years	**381**	529
	400	564
The present values of these minimum lease payments are:		
Less than 1 year	**3**	11
1 to 5 years	**15**	22
Over 5 years	**57**	81
	75	114

Contingent rent is that portion of the lease payments that is not fixed in amount but is based on the future value of a factor that changes other than with the passage of time. Contingent rent recognised as an expense in 2006 amounted to £11 million (2005: £21 million). Contingent rents recognised as income in the year amounted to £33 million (2005: £46 million).

The Group's policy is to rent investment properties to tenants through operating leases. Minimum future rentals to be received on non-cancellable operating leases are receivable in the following periods:

	2006 £m	2005 £m
Less than 1 year	**658**	702
1 to 5 years	**2,382**	2,535
Over 5 years	**6,135**	7,005
	9,175	10,242

The total minimum future rentals to be received on non-cancellable sub-leases for land and buildings for the year ended 31 December 2006 are £2,651 million (2005: £4,006 million).

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Prudential plc Annual Report 2006 207

Group financial statements
Notes on the Group financial statements

Primary statements A B C D E F G H I Parent company EEV

Notes on the Group financial statements continued

H8: Investments in associates and joint ventures

Investments in associates

The Group had three associates at 31 December 2006 (2005: one) that are accounted for using the equity method. The Group acquired two new associates in 2006, a 30 per cent interest in Apollo Education and Training Organisation Vietnam and a 25 per cent interest in OYO Developments Limited, which are included in the summarised financial information below. IfOnline Group Limited (IfOnline), a company whose principal activity is mortgage intermediation, was held by the Group in both 2006 and 2005.

The Group also has investments in associates which meet the IAS 28 criteria for measurement at fair value through profit and loss in accordance with IAS 39.

Associates accounted for using the equity method

During the year, IfOnline issued further shares to its shareholders which diluted the Group's holding to 28.8 per cent (2005: 38.6 per cent) of the total issued share capital. Total share capital comprises 29.9 per cent of the ordinary share capital, 96.0 per cent of the preference share capital, a £1 Founder share capital and £1 AN share capital. IfOnline is not a listed investment. Equity accounting is applied based on its reporting period of the year to 30 November and is adjusted for material changes up to 31 December. Accordingly, the information is deemed to cover the same period as that of the Group.

A summary of the movements in investments in associates accounted for using the equity method in 2006 and 2005 is set out below:

	Share of capital £m	Share of reserves £m	Share of net assets £m	Goodwill £m	Total carrying value £m
Balance at 1 January 2005	4	(6)	(2)	7	5
Share of profit for the year after tax	–	0	0	–	0
Balance at 31 December 2005	4	(6)	(2)	7	5
Acquisitions	0	0	0	0	0
Share of profit for the year after tax	–	1	1	–	1
Balance at 31 December 2006	4	(5)	(1)	7	6

There have been no changes recognised directly in the equity of associates that would also be recognised directly in equity by the Group.

The Group's share of the assets, liabilities, revenues and profit and loss of associates accounted for using the equity method at 31 December 2006 and 2005 is as follows:

	2006 £m	2005 £m
Financial position		
Total assets (excluding goodwill)	**4**	1
Total liabilities	**(5)**	(3)
Net assets	**(1)**	(2)
Results of operations		
Revenue	**3**	2
Profit in the year	**1**	0

Associates carried at fair value through profit and loss

The Group's associates that are carried at fair value through profit and loss comprise investments in OEICs, unit trusts, funds holding collateralised debt obligations, property unit trusts, and venture capital investments of the PAC with-profits fund managed by PPM Capital, where the Group has significant influence. These investments are incorporated both in the UK and overseas, and some have year ends which are non-coterminous with that of the Group. In these instances, the investments are recorded at fair value at 31 December 2006 based on valuations or pricing information at that specific date. The aggregate fair value of associates carried at fair value through profit and loss where there are published price quotations is approximately £2 billion (2005: £2 billion) at 31 December 2006.

The aggregate assets of these associates are approximately £7 billion (2005: £9 billion). Aggregate liabilities, excluding liabilities to unit holders and shareholders for unit trusts and OEICs, are approximately £3 billion (2005: £3 billion). Fund revenues, with revenue arising in unit trusts and OEICs deemed to constitute the investment return for these vehicles, were approximately £0.4 billion (2005: £2 billion) and net profit in the year, excluding unit trusts and OEICs where all investment returns accrue to unit holders or shareholders respectively, was approximately £0.2 billion (2005: £0.1 billion).

208 Prudential plc Annual Report 2006

Group financial statements
Notes on the Group financial statements

H8: Investments in associates and joint ventures continued

Investments in joint ventures

Joint ventures represent activities over which the Group exercises joint control through contractual agreement with one or more parties. The Group's significant joint ventures, which are accounted for using proportionate consolidation, comprise various joint ventures relating to property investments where the Group has a 50 per cent interest as well as the following interests:

Investment	% held	Principal activity	Country
ICICI Prudential Life Insurance Company Limited	26	Life assurance	India
BOCI – Prudential Asset Management Limited	36	Pensions	China
PruHealth	50	Private medical insurance	UK
CITIC Prudential Fund Management Company Limited	33	Fund Management	China
Prudential ICICI Asset Management Company Limited	49	Fund Management	India
Prudential BSN Takaful Berhad	49	General and life insurance	Malaysia

CITIC Prudential Fund Management Company Limited and Prudential ICICI Asset Management Company Limited were new joint ventures in 2005. Prudential ICICI Asset Management Company Limited was previously a subsidiary with an ownership interest of 55 per cent. However, in 2005, the Group sold a six per cent holding resulting in a new interest of 49 per cent. Hence, the Group now accounts for this investment as a joint venture, as there is a contractual agreement to share control. Prudential BSN Takaful Berhad is a new joint venture in 2006.

In January 2006, the Group sold its 50 per cent interest in Marlborough Stirling Mortgage Services Limited for £2.9 million. The profit on sale before tax of £1.7 million is included in investment income in the consolidated income statement.

The investments noted in the table above have the same accounting year end as the Group, except for Marlborough Stirling Mortgage Services Limited and Prudential ICICI Asset Management Company Limited. Although these two investments have a reporting period of 31 March, 12 months of financial information up to 31 December is recorded. Accordingly, the information is deemed to cover the same period as that of the Group.

The summarised financial data for the Group's share of investments in joint ventures is as follows:

	2006 £m	2005 £m
Financial position		
Current assets	**91**	233
Non-current assets	**638**	281
Total assets	**729**	514
Current liabilities	**(47)**	(30)
Non-current liabilities	**(467)**	(272)
Total liabilities	**(514)**	(302)
Net equity	**215**	212
Results of operations		
Revenues	**265**	156
Expenses	**(273)**	(161)
Net loss	**(8)**	(5)

There are several minor service agreements in place between the joint ventures and the Group. During 2006, the aggregate amount of the transactions was £4 million and the balance outstanding as at 31 December 2006 was £3.2 million.

During 2006, ICICI Prudential Life Insurance Company Limited invested its own capital of £1.4 million into the joint venture to fund the operational needs of the business.

The joint ventures have no significant contingent liabilities to which the Group is exposed nor does the Group have any significant contingent liabilities in relation to its interest in the joint ventures.

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Prudential plc Annual Report 2006 209

Group financial statements
Notes on the Group financial statements

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F
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Notes on the Group financial statements continued

H9: Assets and liabilities held for sale

Assets and liabilities held for sale comprise investment property and consolidated venture subsidiaries of the PAC with-profits fund.

Investment properties are classified as held for sale when contracts have been exchanged but the sale has not been completed at the period end.

As at 31 December 2006, one venture subsidiary, Pharmacia Diagnostics, was classified as held for sale. The disposal of this subsidiary was completed on 18 January 2007. There were two venture subsidiaries at 31 December 2005 that were classified as held for sale; Upperpoint Distribution Limited and Taverner Hotel Group Pty Ltd. The sale of these venture subsidiaries was completed in 2006.

Gains on disposal of held for sale assets and liabilities are recorded in 'investment income' within the income statement.

Major classes of assets and liabilities held for sale are as follows:

	2006 £m	2005 £m
Assets		
Goodwill	**138**	16
Intangible assets	**112**	–
Property, plant and equipment	**48**	21
Other assets	**105**	139
Investment properties	**60**	552
Non-current assets held for sale	**463**	728
Liabilities		
Other liabilities	**64**	42
Borrowings	**323**	104
Non-current liabilities held for sale	**387**	146

H10: Cash and cash equivalents

Cash and cash equivalents consist of cash in hand, balances with banks, and certain short-term deposits and debt instruments. Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:

	2006 £m	2005 £m
Cash	**3,908**	2,380
Cash equivalents	**1,163**	1,206
Total cash and cash equivalents	**5,071**	3,586

Cash and cash equivalents held in the parent company and finance subsidiaries are considered to be available for use by the Group. These funds amount to £437 million and £263 million in 2006 and 2005, respectively. The remaining amounts, generally not available for use by the Group, predominantly consist of cash and cash equivalents held for the benefit of policyholders and loans and advances to banks held by Egg.

H11: Shareholders' equity: share capital, share premium and reserves

The authorised share capital of the Company is £220 million (2005: £170 million) (divided into 4,000,000,000 (2005: 3,000,000,000) ordinary shares of 5 pence each and 2,000,000,000 sterling preference shares of 1 pence each) and US$20 million (divided into 2,000,000,000 US dollar preference shares of 1 cent each) and Euros 20 million (divided into 2,000,000,000 Euro preference shares of 1 cent each). None of the preference shares have been issued. A summary of the ordinary shares in issue is set out below:

	2006 £m	2005 £m
Share capital and share premium		
Ordinary share capital: 2,444m (2005: 2,387m)		
Shares issued	**122**	119
Share premium	**1,822**	1,564
Reserves		
Retained earnings	**3,640**	3,236
Translation reserve	**(125)**	173
Available-for-sale and hedging reserves	**29**	102
Total shareholders' equity	**5,488**	5,194

210 Prudential plc Annual Report 2006

Group financial statements
Notes on the Group financial statements

H11: Shareholders' equity: share capital, share premium and reserves continued

Share capital and share premium

	Number of ordinary shares	Share capital £m	Share premium £m
2005			
Issued shares of 5p each fully paid:			
At the beginning of the year	2,375,393,020	119	1,558
Transition adjustment on adoption of IAS 32, IAS 39 and IFRS 4			2
	2,375,393,020	119	1,560
Shares issued under share option schemes	745,478	–	4
Shares issued in lieu of cash dividends	10,645,768	–	51
Transfer to retained earnings in respect of shares issued in lieu of cash dividends			(51)
At end of the year	2,386,784,266	119	1,564
2006			
Issued shares of 5p each fully paid:			
At the beginning of the year	**2,386,784,266**	**119**	**1,564**
Shares issued under share option schemes	**2,953,552**	**–**	**15**
Shares issued in lieu of cash dividends	**12,940,993**	**1**	**75**
Shares issued in respect of acquisition of Egg minority interests	**41,633,614**	**2**	**243**
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	**–**	**–**	**(75)**
At end of the year	**2,444,312,425**	**122**	**1,822**

Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

At 31 December 2006, there were options outstanding under Save As You Earn schemes to subscribe for 10,722,274 (2005: 12,503,956) shares at prices ranging from 266 pence to 715 pence (2005: 266 pence to 715 pence) and exercisable by the year 2013 (2012). In addition, there are 4,113,481 (2005: 4,668,534) conditional options outstanding under the RSP and 1,623,637 (2005: nil) under the GPSP exercisable at nil cost within a 10-year period.

The cost of own shares of £79 million as at 31 December 2006 (2005: £97 million) is deducted from retained earnings.

The Company has established trusts to facilitate the delivery of shares under employee incentive plans and savings-related share option schemes. At 31 December 2006, 7.5 million (2005: 10.7 million) Prudential plc shares with a market value of £52 million (2005: £59 million) were held in such trusts. In 2006, the Company purchased 2.3 million (2005: 1.4 million) shares in respect of employee incentive plans at a cost of £15 million (2005: £6 million). The maximum number of shares held in the year was 10.7 million which was at the beginning of the year. Of this total, 4.8 million (2005: 5.7 million) shares were held in trusts under employee incentive plans.

Of the total shares held in trust, 2.7 million (2005: 5 million) shares were held by a qualifying employee share ownership trust. These shares are expected to be fully distributed in the future on maturity of savings-related share option schemes at a weighted average exercise price of 303 pence (2005: 286 pence).

The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Certain of these funds hold shares in Prudential plc. The total number of shares held by these funds at 31 December 2006 was 4.9 million (2005: 5 million) and the cost of acquiring these shares of £26 million (2005: £26 million) is included in cost of own shares. The market value of these shares as at 31 December 2006 was £34 million (2005: £28 million).

Reserves

The translation reserve represents cumulative foreign exchange translation differences taken directly to equity in accordance with IFRS, net of related tax. In accordance with IFRS 1, cumulative translation differences are deemed to be zero at 1 January 2004, the date of transition to IFRS.

The hedging reserve consists of the portion of the cash flow hedge that is determined to be an effective hedge, net of related tax. The available-for-sale reserve includes gains or losses arising from changes in fair value of available-for-sale securities, net of related tax.

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Prudential plc Annual Report 2006 211

Group financial statements
Notes on the Group financial statements

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Notes on the Group financial statements continued

H12: Insurance contract liabilities and unallocated surplus of with-profits funds

Movement in year

	Insurance contract liabilities £m	Unallocated surplus of with-profits funds £m
At 1 January 2005	103,582	8,315
Income and expense included in the income statement	12,193	3,003
Liabilities acquired on purchase of insurance business (note I6)	837	0
Foreign exchange translation differences	3,824	12
At 31 December 2005	120,436	11,330
At 1 January 2006	**120,436**	**11,330**
Income and expense included in the income statement	**7,811**	**2,296**
Foreign exchange translation differences	**(5,034)**	**(27)**
At 31 December 2006	**123,213**	**13,599**

H13: Borrowings

Core structural borrowings of shareholder-financed operations

	2006 £m	2005 £m
Central companies		
Subordinated debt:		
€500m 5.75% Subordinated Notes 2021 (note i)	**335**	341
£435m 6.125% Subordinated Notes 2031	**427**	426
US$1,000m 6.5% Perpetual Subordinated Capital Securities (note ii)	**484**	554
US$250m 6.75% Perpetual Subordinated Capital Securities (note iii)	**125**	142
US$300m 6.5% Perpetual Subordinated Capital Securities (notes iii and iv)	**154**	169
€20m Medium Term Subordinated Notes 2023 (note v)	**13**	14
	1,538	1,646
Other debt:		
£150m 9.375% Guaranteed Bonds 2007	**150**	150
£249m 5.5% Bonds 2009 (note vi)	**248**	249
£250m 5.875% Bonds 2029	**249**	249
£300m 6.875% Bonds 2023	**300**	300
	947	948
Total central companies	**2,485**	2,594
US operations		
US$250m 8.15% Surplus Notes 2027 (note vii)	**127**	145
Egg		
£200m 6.875% Subordinated Notes 2021	**201**	201
£250m 7.5% Subordinated Notes 2013	**250**	250
	451	451
Total	**3,063**	3,190

Notes

(i) The €500 million 5.75 per cent borrowings have been swapped into borrowings of £333 million with interest payable at six month £Libor plus 0.962 per cent.

(ii) Interest on the US$1,000 million 6.5 per cent borrowings has been swapped into floating rate payments at three month US$Libor plus 0.80 per cent.

(iii) This debt is exchangeable into preference shares at Prudential's option.

(iv) Interest on the US$300 million 6.5 per cent borrowings has been swapped into floating rate payments at three month US$Libor plus 0.0225 per cent.

(v) The €20 million Medium Term Subordinated Notes were issued at 20-year Euro Constant Maturity Swap (capped at 6.5 per cent). These have been swapped into borrowings of £14 million with interest payable at three month £Libor plus 1.2 per cent.

(vi) In February 2006, £1.3 million of the original bond issue of £250 million was redeemed.

212 Prudential plc Annual Report 2006

Group financial statements
Notes on the Group financial statements

H13: Borrowings continued

Notes continued

(vii) These Surplus Notes are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of the US operations.

(viii) Maturity analysis

The following table sets out the maturity analysis of the Group's core structural borrowings:

	2006 £m	2005 £m
Less than 1 year	**150**	–
1 to 2 years	–	150
2 to 3 years	**248**	–
3 to 4 years	–	249
4 to 5 years	–	–
Over 5 years	**2,665**	2,791
Total	**3,063**	3,190

Operational borrowings attributable to shareholder-financed operations

	2006 £m	2005 £m
Borrowings in respect of short-term fixed income securities programmes		
Commercial paper	**2,017**	1,461
Floating Rate Notes 2007	**5**	–
Medium-Term Notes 2010	**10**	11
	2,032	1,472
Non-recourse borrowings of investment subsidiaries managed by PPM America		
Non-recourse borrowings of investment subsidiaries (notes i and iii)	**76**	133
Non-recourse borrowings of Piedmont and CDO funds (notes ii and iii)	**667**	952
	743	1,085
Borrowings in respect of banking operations (note iv)	**2,819**	3,856
Other borrowings		
Bank loans and overdrafts	**9**	11
Obligations under finance leases	**6**	8
	15	19
Total	**5,609**	6,432

Notes

(i) These borrowings include senior and subordinated debt. The senior debt is secured on the investments held by the relevant subsidiaries. The weighted average interest rates on the senior debt are variable based on a market rate and were 5.93 per cent and 4.48 per cent at 31 December 2006 and 31 December 2005 respectively. The interests of the holders of the subordinated debt issued by these subsidiaries are subordinate to the entitlements of the holders of the senior debt.

(ii) Piedmont is an investment trust investing in certain asset-backed and mortgage-backed securities in the US. These borrowings pertain to debt instruments issued to external parties.

(iii) In all instances the holders of the debt instruments issued by these subsidiaries and other companies and funds do not have recourse beyond the assets of those subsidiaries and funds.

(iv) The borrowings in respect of banking operations comprise deposits by banks of £2,220 million (2005: £2,452 million) and unsubordinated debt securities issued by Egg of £599 million (2005: £1,404 million). The deposits by banks mainly relate to securitisation of credit card receivables. See also note G4.

(v) Maturity analysis

The following table sets out the maturity analysis of the Group's operational borrowings attributable to shareholder-financed operations:

	2006 £m	2005 £m
Less than 1 year	**3,135**	2,440
1 to 2 years	**533**	1,055
2 to 3 years	**946**	523
3 to 4 years	**266**	1,013
4 to 5 years	**48**	449
Over 5 years	**681**	952
Total	**5,609**	6,432

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Prudential plc Annual Report 2006 213

Group financial statements

Notes on the Group financial statements

Notes on the Group financial statements continued

H13: Borrowings continued

Borrowings attributable to with-profits funds

2006 2005

£m £m

Non-recourse borrowings of venture fund investment subsidiaries 926 988 £100m 8.5% Undated Subordinated Guaranteed Bonds of Scottish Amicable Finance plc (note i) 100 100 Other borrowings (predominantly external funding of consolidated investment vehicles) 750 810 Total 1,776 1,898

Notes

(i) The interests of the holders of the bonds issued by Scottish Amicable Finance plc, a subsidiary of the Scottish Amicable Insurance Fund, are subordinate to the entitlements of the policyholders of that fund.

(ii) Maturity analysis

The following table sets out the maturity analysis of the Group’s borrowings attributable to with-profits funds:

2006 2005

£m £m

Less than 1 year 33 39 1 to 2 years 12 74 2 to 3 years – 40 3 to 4 years 319 62 4 to 5 years – 133 Over 5 years 1,412 1,550 Total 1,776 1,898

H14: Provisions and contingencies Provisions

2006 2005

£m £m

Provision in respect of defined benefit pension schemes (note I1):

(Surplus) deficit, gross of deferred tax, based on scheme assets held, including investments in Prudential insurance policies:

Attributable to PAC with-profits fund (i.e. absorbed by the liability for unallocated surplus) (73) 329 Attributable to shareholder-financed operations (i.e. to shareholders’ equity) 8 214

(65) 543 Add back: investments in Prudential insurance policies 287 253 Provision after elimination of investments in Prudential insurance policies and matching policyholder liability from Group balance sheet 222 796 Other provisions (see below) 242 176 Total provisions 464 972

Analysis of other provisions:

2006 2005

£m £m

At 1 January 176 181 Charged to income statement: Additional provisions 172 85 Unused amounts reversed (13) (25) Used during the year (89) (63) Exchange differences (4) (2) At 31 December 242 176

Comprising:

Legal provisions 11 11 Restructuring provisions 76 41 Other provisions 155 124

242 176

Of the other provisions balance, £55 million (2005: £74 million) is expected to be settled within one year. Employer contributions expected to be paid into defined benefit pension schemes within one year are shown in note I1.

statements Primary

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214 Prudential plc Annual Report 2006

Group financial statements

Notes on the Group financial statements

H14: Provisions and contingencies continued Legal provisions

The legal provisions of £11 million (2005: £11 million) relate predominantly to Jackson. Jackson has been named in civil proceedings, which appear to be substantially similar to other class action litigation brought against many life insurers in the US, alleging misconduct in the sale of insurance products. During 2006, an additional provision of £3 million was made, £2 million was paid and there was a £1 million exchange gain.

Restructuring provisions

Restructuring provisions of £76 million (2005: £41 million) comprise £72 million (2005: £30 million) relating to restructuring activity of UK insurance operations, £4 million (2005: £1 million) relating to Egg and £nil (2005: £10 million) relating to closure costs in Japan.

UK restructuring

In 2004 and 2005, Prudential implemented restructurings relating to document management review, streamlining operations, and the relocation of activities to an offshore base in India. In December 2005, the Group announced an initiative for UK insurance operations to work more closely with Egg and M&G and in the process facilitate the realisation of substantial annualised pre-tax cost savings and opportunities for revenue synergies.

At 1 January 2005, a provision of £49 million was brought forward, and during 2005 an additional £1 million was provided, £11 million of unused provision was released, and £9 million was paid.

During 2006, an additional provision of £75 million was provided, £4 million of unused provision was released, and £29 million was paid.

Egg restructuring

At 1 January 2005, a provision of £17 million was brought forward relating to Egg’s withdrawal from the French market, of which £16 million was used during 2005. In 2006, as a result of the UK and Egg initiative described above, a provision of £11 million was set up, of which £8 million was used.

Japan restructuring

In 2005, Japan closed its Financial Advisor distribution channel. A £10 million provision was set up relating to closure and redundancy costs, which was used during 2006.

Other provisions

Other provisions of £155 million (2005: £124 million) include provisions of £134 million (2005: £94 million) relating to staff benefit schemes. During 2006, another £78 million was provided, £7 million of unused provision was released, and £31 million was paid. In 2005, a provision of £77 million was brought forward, an additional £27 million was provided and £10 million was paid. Other provisions also include £18 million (2005: £19 million) relating to various onerous contracts where, in 2006, an additional £1 million was provided and £2 million was used. In 2005, £29 million was brought forward, £6 million was released and £4 million was used. The remaining provisions of £3 million (2005: £11 million) include VAT provisions.

Contingencies and related obligations

Litigation

In addition to the legal proceedings relating to Jackson mentioned above, the Group is involved in other litigation and regulatory issues arising in the ordinary course of business. Whilst the outcome of such matters cannot be predicted with certainty, the directors believe that the ultimate outcome of such litigation will not have a material adverse effect on the Group’s financial condition, results of operations, or cash flows.

Pension mis-selling review

In 1988, the UK government introduced new pensions legislation intended to encourage more individuals to make their own arrangements for their pensions. During the period from April 1988 to June 1994, many individuals were advised by insurance companies, Independent Financial Advisers and other intermediaries to not join, to transfer from or to opt out of their occupational pension schemes in favour of private pension products introduced under the UK Income and Corporation Taxes Act 1988. The UK insurance regulator (previously the Personal Investment Authority, now the FSA), subsequently determined that many individuals were incorrectly advised and would have been better off not purchasing the private pension products sold to them. Industry participants are responsible for compensating the persons to whom private pensions were mis-sold. As a result, the FSA required that all UK life insurance companies review their potential cases of pension mis-selling and pay compensation to policyholders where necessary and, as a consequence, record a provision for the estimated costs. The Group met the requirement of the FSA to issue offers to all cases by 30 June 2002.

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Prudential plc Annual Report 2006 215

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H14: Provisions and contingencies continued

The table below summarises the change in the pension mis-selling provision for the years ended 31 December 2006 and 2005. The change in the provision is included in benefits and claims in the income statement and the movement in unallocated surplus of with-profits funds has been determined accordingly.

	2006 £m	2005 £m
Balance at beginning of year	**331**	487
Change arising from adoption of FRS 27	**–**	(109)
Changes to actuarial assumptions and method of calculation	**108**	(28)
Discount unwind	**15**	14
Redress to policyholders	**(48)**	(21)
Payment of administrative costs	**(5)**	(12)
Balance at end of year	**401**	331

The pension mis-selling provision is included within the liabilities in respect of investment contracts with discretionary participation features under IFRS 4.

The liability accounting for the contracts which are the subject of the mis-selling provision is reflected in two elements, namely the core policyholder liability determined on the basis applied for other contract liabilities and the mis-selling provision. The overall liability for these contracts remains appropriate in the context of the accounting for policyholder liabilities that determines the calculation of both elements. However, the constituent elements are reallocated and remeasured for the changes arising from the application of the realistic Peak 2 basis of liabilities for the core policyholder liability, as reflected in the IFRS policy improvement to apply the UK GAAP standard FRS 27 as described in section A4.

The change arising from the adoption of FRS 27 in 2005 is due to two factors, namely:

(i) Under the FRS 27 basis, which follows the FSA realistic Peak 2 approach, best estimate assumptions apply. Previously a margin for adverse deviation was incorporated; and

(ii) The pension mis-selling provision is the additional amount needed i.e. between the value of the guarantees given to policyholders and the values of the personal pension policies. The latter item is calculated differently under the previous Peak 1 and Peak 2 bases. The Peak 1 calculation is deterministic and excludes provision for terminal bonus. The Peak 2 calculation is stochastic and includes provision for terminal bonus.

The FSA periodically updates the actuarial assumptions to be used in calculating the provision, including interest rates and mortality assumptions. The pension mis-selling provision represents the discounted value of future expected payments, including benefit payments and all internal and external legal and administrative costs of adjudicating, processing and settling those claims. To the extent that amounts have not been paid, the provision increases each year reflecting the shorter period of discount.

The directors believe that, based on current information, the provision, together with future investment return on the assets backing the provision, will be adequate to cover the costs of pension mis-selling as well as the costs and expenses of the Group's pension review unit established to identify and settle such cases. Such provision represents the best estimate of probable costs and expenses. However, there can be no assurance that the current provision level will not need to be increased.

The costs associated with the pension mis-selling review have been met from the inherited estate. Accordingly, these costs have not been charged to the asset shares used in the determination of policyholder bonus rates. Hence policyholders' pay-out values have been unaffected by pension mis-selling.

In 1998, Prudential stated that deducting mis-selling costs from the inherited estate would not impact its bonus or investment policy and it gave an assurance that if this unlikely event were to occur, it would make available support to the fund from shareholder resources for as long as the situation continued, so as to ensure that policyholders were not disadvantaged. The assurance was designed to protect both existing policyholders at the date it was announced, and policyholders who subsequently purchased policies while the pension mis-selling review was continuing.

This review was completed on 30 June 2002. The assurance will continue to apply to any policy in force at 31 December 2003, both for premiums paid before 1 January 2004, and for subsequent regular premiums (including future fixed, RPI or salary related increases and Department of Work and Pensions rebate business). The assurance has not applied to new business since 1 January 2004. New business in this context consists of new policies, new members to existing pension schemes plus regular and single premium top-ups, transfers and switches to existing arrangements. The maximum amount of capital support available under the terms of the assurance will reduce over time as claims are paid on the policies covered by it.

The bonus and investment policy for each type of with-profits policy is the same irrespective of whether or not the assurance applies. Hence removal of the assurance for new business has had no impact on policyholder returns and this is expected to continue for the foreseeable future.

216 Prudential plc Annual Report 2006

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Notes on the Group financial statements

H14: Provisions and contingencies continued

Mortgage endowment products review

In common with several other UK insurance companies, the Group used to sell low-cost endowment products related to repayment of residential mortgages. At sale, the initial sum assured is set at a level such that the projected benefits, including an estimate of the annual bonus receivable over the life of the policy, will equal or exceed the mortgage debt. Because of a decrease in expected future investment returns since these products were sold, the FSA is concerned that the maturity value of some of these products will be less than the mortgage debt. The FSA has worked with insurance companies to devise a programme whereby the companies write to customers indicating whether they may have a possible shortfall and outline the actions that the customers can take to prevent this possibility. The Group is exposed to mortgage endowment products in respect of policies issued by Scottish Amicable Life plc (SAL) and policies issued by Scottish Amicable Life Assurance Society (SALAS) which were transferred into SAIF. At 31 December 2006, provisions of £5 million (2005: £6 million) in SAL and £45 million (2005: £50 million) in SAIF were held to cover potential compensation in respect of mortgage endowment product mis-selling claims. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund, this provision has no impact on shareholders.

In addition, in the year ended 31 December 2006 Prudential Assurance’s main with-profits fund paid compensation of £11 million (2005: £24 million) in respect of mortgage endowment products mis-selling claims and at 31 December 2006 held a provision of £60 million (2005: £63 million) in respect of further compensation. The movement in this provision has no impact on the Group’s profit before tax. In May 2006, the Group introduced a deadline for both Prudential and Scottish Amicable mortgage endowment complaints. Impacted customers have three years to lodge a mis-selling complaint in line with the time limit prescribed by the FSA and the ABI.

Guaranteed annuities

Prudential Assurance used to sell guaranteed annuity products in the UK and at 31 December 2006 held a provision of £47 million (2005: £52 million) within the main with-profits fund to honour guarantees on these products. The Group’s main exposure to guaranteed annuities in the UK is through SAIF and at 31 December 2006 a provision of £561 million (2005: £619 million) was held in SAIF to honour the guarantees. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund, the movement in this provision has no impact on shareholders.

Other matters

Inherited estate of the PAC long-term fund

The assets of the main with-profits fund within the long-term fund of PAC comprise the amounts that it expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the with-profits fund is equal to the policyholders’ accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the with-profits fund is called the ‘inherited estate’ and has accumulated over many years from various sources.

The inherited estate represents the major part of the working capital of PAC’s long-term insurance fund. This enables the Company to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund’s assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

PAC believes that it would be beneficial if there were greater clarity as to the status of the inherited estate. As a result, PAC has announced that it has begun a process to determine whether it can achieve that clarity through a reattribution of the inherited estate. As part of this process a Policyholder Advocate has been nominated to represent policyholders’ interests. This nomination does not mean that a reattribution will occur.

Given the size of the Group’s with-profits business any proposal is likely to be time consuming and complex to implement and is likely to involve a payment to policyholders from shareholders’ funds. If a reattribution is completed the inherited estate will continue to provide working capital for the long-term insurance fund.

Support for long-term business funds by shareholders’ funds

As a proprietary insurance company, the Group is liable to meet its obligations to policyholders even if the assets of the long-term funds are insufficient to do so. The assets, represented by the ‘unallocated surplus of with-profits funds’, in excess of amounts expected to be paid for future terminal bonuses and related shareholder transfers (the excess assets) in the long-term funds could be materially depleted over time by, for example, a significant or sustained equity market downturn, costs of significant fundamental strategic change or a material increase in the pension mis-selling provision. In the unlikely circumstance that the depletion of the excess assets within the long-term fund was such that the Group’s ability to satisfy policyholders’ reasonable expectations was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders’ funds to the long-term funds to provide financial support.

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H14: Provisions and contingencies continued

In 1997, the business of SALAS, a mutual society, was transferred to Prudential Assurance. In effecting the transfer, a separate sub-fund, SAIF, was established within Prudential Assurance's long-term business fund. This sub-fund contains all the with-profits business and all other pension business that was transferred. No new business has been or will be written in the sub-fund and the sub-fund is managed to ensure that all the invested assets are distributed to SAIF policyholders over the lifetime of SAIF policies. With the exception of certain amounts in respect of the unitised with-profits life business, all future earnings arising in SAIF are retained for SAIF policyholders. Any excess (deficiency) of revenue over expense within SAIF during a period is offset by a transfer to (from) the SAIF unallocated surplus. Shareholders have no interest in the profits of SAIF but are entitled to the investment management fees paid on this business. With the exception of certain guaranteed annuity products mentioned earlier in this note, and certain products which include a minimum guaranteed rate of accumulation, the majority of SAIF with-profits policies do not guarantee minimum rates of return to policyholders.

Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations to the policyholders of SAIF, the Prudential Assurance long-term fund would be liable to cover any such deficiency. Due to the quality and diversity of the assets in SAIF and the ability of SAIF to revise guaranteed benefits in the event of an asset shortfall, the directors believe that the probability of either the Prudential Assurance long-term fund or the Group's shareholders' funds having to contribute to SAIF is remote.

Guarantees and commitments

Guarantee funds in both the UK and the US provide for payments to be made to policyholders on behalf of insolvent life insurance companies. These guarantee funds are financed by payments assessed on solvent insurance companies based on location, volume, and types of business. The Group estimated its reserve for future guarantee fund assessments for Jackson to be £9 million at 31 December 2006 (2005: £11 million). Similar assessments for the UK businesses were not significant. The directors believe that the reserve is adequate for all anticipated payments for known insolvencies.

Jackson has commitments for future payments related to equity index call options totalling £0.3 million at 31 December 2006 (2005: £3 million). The commitments were entered into in the normal course of business to hedge obligations associated with the issuance of equity index-linked immediate and deferred annuities. The final payment is due in 2007.

At 31 December 2006, Jackson has unfunded commitments of £174 million (2005: £227 million) related to its investments in limited partnerships and of £38 million (2005: £104 million) related to commercial mortgage loans. These commitments were entered into in the normal course of business and the directors do not expect a material adverse impact on the operations to arise from them.

The Group has provided, from time to time, other guarantees and commitments to third parties entered into in the normal course of business but the directors do not consider that the amounts involved are significant.

H15: Other liabilities

	2006 £m	2005 £m
Creditors arising from direct insurance and reinsurance operations	**521**	474
Interest payable	**90**	61
Derivative liabilities	**663**	851
Other items	**378**	384
Total	**1,652**	1,770

218 Prudential plc Annual Report 2006

Group financial statements
Notes on the Group financial statements

I: Other notes

I1: Staff and pension plans

(a) Staff and employment costs

The average number of staff employed by the Group during the year were:

	2006	2005
Business operations:		
UK operations	**10,914**	10,708
US operations	**2,863**	2,588
Asian operations	**12,114**	9,652
Venture investment subsidiaries of the PAC with-profits fund	**8,898**	8,713
Total	**34,789**	31,661

The costs of employment were:

	2006 £m	2005 £m
Business operations:		
Wages and salaries	**825**	799
Social security costs	**65**	64
Other pension costs (see below)	**72**	77
Pension actuarial gains credited to income statement	**(469)**	(155)
	(397)	(78)
Venture investment subsidiaries of the PAC with-profits fund (see below)	**230**	206
Total	**723**	991

Other pension costs comprises £45 million (2005: £54 million) relating to defined benefit schemes and £27 million (2005: £23 million) relating to defined contribution schemes. Of the defined contribution scheme costs, £14 million (2005: £13 million) related to overseas defined contribution schemes. The £45 million (2005: £54 million) comprises £29 million (2005: £43 million) charge on an economic basis, reflecting the total assets of the schemes, and a further £16 million (2005: £11 million) charge to adjust for amounts invested in Prudential insurance policies to arrive at the IAS 19 basis charge. The £469 million (2005: £155 million) of actuarial gains comprises £485 million (2005: £171 million) of actuarial gains on an economic basis and £16 million (2005: £16 million) actuarial losses for amounts invested in Prudential insurance policies. The derivation of these amounts is shown in note (b)(i)7 below.

Of the £230 million (2005: £206 million) costs of employment for venture investment subsidiaries, £189 million (2005: £169 million) relates to wages and salaries, £27 million (2005: £31 million) relates to social security costs and £14 million (2005: £6 million) relates to pension costs.

(b) Pension plans

(i) Defined benefit plans

1. Summary

The Group business operations operate a number of pension schemes. The specific features of these plans vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded wholly by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of employment. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). 88 per cent (2005: 90 per cent) of the liabilities of the Group defined benefit schemes are accounted for within PSPS.

The Group also operates two smaller defined benefit schemes for UK employees in respect of Scottish Amicable and M&G activities. For all three schemes the projected unit method was used for the most recent full actuarial valuations. There is also a small defined benefit scheme in Taiwan.

As at 31 December 2006, the shareholders' share of the surplus for PSPS and the deficits of the other schemes amounted to an £8 million deficit net of related tax relief (2005: £153 million deficit). These amounts are determined after including amounts invested by PSPS and the M&G scheme in Prudential policies as explained later in this note.

Defined benefit schemes in the UK are generally required to be subject to full actuarial valuation every three years to assess the appropriate level of funding for schemes having regard to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. PSPS was last actuarially valued as at 5 April 2005 and this valuation demonstrated the scheme to be 94 per cent funded, with a shortfall of actuarially determined assets to liabilities of six per cent, representing a deficit of £243 million.

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I1: Staff and pension plans continued

The finalisation of the valuation as at 5 April 2005 was accompanied by changes to the basis of funding for the scheme. For 2006 and future years, deficit funding amounts designed to eliminate the actuarial deficit over a 10-year period have been and are being made. Total contributions to the Scheme for deficit funding and employer’s contributions for ongoing service for current employees are expected to be of the order of £70-75 million per annum over a 10-year period. However, in the calendar year 2006, total contributions were £137 million. This amount reflects an increased level of current contributions for ongoing service and deficit funding backdated to 6 April 2005. These amounts compared to total contributions in 2005 of £19 million.

Under IAS 19 the basis of valuation differs markedly from the full triennial valuation basis. In particular, IAS 19 requires assets of the scheme to be valued at their market value at the year end, while pension liabilities are required to be discounted at a rate consistent with the current rate of return on a high quality corporate bond. As a result, the difference between IAS 19 basis assets and liabilities can be volatile. For those schemes such as PSPS, which hold a substantial proportion of their assets in equity investments, the volatility can be particularly significant. The economic basis (including investments of PSPS and the M&G scheme in Prudential policies as assets) for 2006, a £28 million (2005: £21 million) pre-tax shareholder charge to operating results based on longer-term returns arises. In addition, outside the operating result, but included in total profits is a pre-tax shareholder credit of £167 million (2005: £32 million) for net actuarial gains. In addition, also on the economic basis, the PAC with-profits sub-fund was charged £1 million (2005: £22 million) for the aggregate of service cost and net finance income and benefited by £318 million (2005: £139 million) for its share of net actuarial gains on the scheme assets and liabilities. As shareholder profits for the PAC with-profits sub-fund reflects the surplus for distribution, these amounts are effectively absorbed by an increased charge in the income statement for the transfer to the liability for unallocated surplus.

The actuarial gains primarily represent the difference between actual and expected investment returns for the schemes and the reduction in liabilities caused by an increase in the discount rate caused by increases in corporate bond returns.

In 2006, the PSPS asset allocation was altered away from equity investments such that at 31 December 2006 the market value of equities for the Group’s defined benefit schemes represented 31 per cent (2005: 52 per cent) of the total asset value whilst the bond portfolio accounted for 43 per cent (2005: 34 per cent). The asset allocation is shown in note 5.

Surpluses and deficits on the Group’s defined benefit schemes are apportioned to the PAC life fund and shareholders’ funds based on estimates of employees’ service between them. At 31 December 2005, the deficit on the PSPS was apportioned in the ratio 70/30 between the life fund and shareholder-backed operations. This ratio was determined following extensive analysis of the source of the cumulative funding for the scheme to that date.

This basis has been applied for 2006 to the asset and liability movements relating to the position at 1 January 2006, and also to the deficit funding paid in the year. However, the IAS 19 service cost for the year and employer contributions for ongoing service of current employees, have been apportioned in the ratio relevant to current activity. Reflecting these two elements, at 31 December 2006, the total share of the surplus on PSPS and the deficit on the smaller Scottish Amicable scheme attributable to the PAC with-profits fund amounted to a net surplus of £66 million net of related tax relief.

The discussions with the Scheme Trustee also led to an altered expectation in 2005 as to future discretionary increases. Previously, it had been the custom to award discretionary increases by reference to inflation levels. From 2005 it was intended that discretionary increases will in most circumstances not exceed 2.5 per cent.

2. Corporate Governance

The rules of the Group’s largest pension arrangement, the defined benefit section of PSPS, a final salary scheme, specify that, in exercising its investment powers, the Trustee’s objective is to achieve the best overall investment return consistent with the security of the assets of the scheme. In doing this, regard is had to the nature and duration of the scheme’s liabilities. The Trustee sets the benchmark for the asset mix, following analysis of the liabilities by the Scheme’s Actuary and, having taken advice from the Investment Managers, then selects benchmark indices for each asset type in order to measure investment performance against a benchmark return.

The Trustee reviews strategy, the asset mix benchmark and the Investment Managers’ objectives every three years, to coincide with the Actuarial Valuation, or earlier if the Scheme Actuary recommends. Interim reviews are conducted annually based on changing economic circumstances and financial market levels.

The Trustee sets the general investment policy and specifies any restrictions on types of investment and the degrees of divergence permitted from the benchmark, but delegates the responsibility for selection and realisation of specific investments to the Investment Managers. In carrying out this responsibility, the Investment Managers are required by the Pensions Act 1995 to have regard to the need for diversification and suitability of investments. Subject to a number of restrictions contained within the relevant investment management agreements, the Investment Managers are authorised to invest in any class of investment asset. However, the Investment Managers will not invest in any new class of investment asset without prior consultation with the Trustee.

The Trustee consults the Principal Employer, the Prudential Assurance Company, on these investment principles, but the ultimate responsibility for the investment of the assets of the scheme lies with the Trustee.

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220 Prudential plc Annual Report 2006

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I1: Staff and pension plans continued

The investment policies and strategies for the other two UK defined benefit schemes, the M&G Group Pension Scheme and the Scottish Amicable Staff Pension Scheme, which are both final salary schemes, follow similar principles, but have different target allocations, reflecting the particular requirements of the schemes.

3. Assumptions

The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the years ended 31 December were as follows:

	2006 %	2005 %
Discount rate	**5.2**	4.8
Rate of increase in salaries	**5.0**	4.8
Rate of increase of pensions in payment for inflation:		
Guaranteed (maximum 5%)	**3.0**	2.8
Guaranteed (maximum 2.5%)*	**2.5**	2.5
Discretionary*	**2.5**	2.5
Expected returns on plan assets	**5.9**	6.1

* The rates of 2.5 per cent shown are those for PSPS. Assumed rates of increase of pensions in payment for inflation for all other schemes are 3.0 per cent in 2006 (2005: 2.8 per cent).

The change of assumption for discretionary increases first applied in 2005 following discussion with the PSPS trustee. For the purpose of future discretionary awards, it is assumed that a cap of a 2.5 per cent rate of increase will apply rather than, as previously applied, the assumed long-term inflation rate.

The calculations are based on current actuarially calculated mortality estimates with a specific allowance made for future improvements in mortality, which is broadly in line with that adopted for the 92 series of mortality tables prepared by the Continuous Mortality Investigation Bureau of the Institute and Faculty of Actuaries.

The tables used for PSPS at 31 December 2006 were:

Male: 100 per cent PMA92 with CMIR17 improvements to the valuation date and medium cohort improvements in future; and

Female: 100 per cent PFA92 with CMIR17 improvements to the valuation date and medium cohort improvements in future.

The assumed life expectancies on retirement at age 60, based on the mortality table used was:

	Years	
	Male	Female
Retiring today	25.0	28.1
Retiring in 15 years' time	26.1	29.1

The mean term of the current PSPS liabilities is around 20 years.

Using external actuarial advice provided by Watson Wyatt Partners for the valuation of PSPS and by Aon Limited for the M&G scheme, and internal advice for the Scottish Amicable scheme, the most recent full valuations have been updated to 31 December 2006, applying the principles prescribed by IAS 19.

4. Summary financial position

The Group liability in respect of defined benefit pension schemes is as follows:

	2006 £m	2005 £m
Economic position:		
Surplus (deficit), gross of deferred tax, based on scheme assets held, including investments in Prudential insurance policies:		
Attributable to the PAC with-profits fund (i.e. absorbed by the liability for unallocated surplus)	**73**	(329)
Attributable to shareholder-financed operations (i.e. to shareholders' equity)	**(8)**	(214)
Economic surplus (deficit) – as explained in note 5 below	**65**	(543)
Add back: investments in Prudential insurance policies (offset on consolidation in the Group financial statements against insurance liabilities)	**(287)**	(253)
Provision included in balance sheet under IAS 19 – as explained in note 7 below	**(222)**	(796)

The following disclosures explain the economic position and IAS 19 basis of accounting after eliminating investment in Prudential insurance policies on consolidation.

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I1: Staff and pension plans continued

5. Group economic financial position

The economic financial position of the deferred benefit pension schemes reflects the total assets of the schemes including investments in Prudential policies. This is to be contrasted with the IAS 19 basis assets of the PSPS and M&G schemes, as consolidated into the Group balance sheet, which exclude investments in Prudential insurance policies which on the financial statement presentation are offset against policyholder liabilities.

(i) The surplus or deficits on the PSPS and Scottish Amicable schemes are partially attributable to the PAC with-profits fund; and

(ii) The M&G pension scheme has invested £161 million at 31 December 2006 (2005: £147 million) in Prudential insurance policies. Additionally, the PSPS scheme has invested £126 million at 31 December 2006 (2005: £106 million) in Prudential insurance policies. As required by IFRS, this amount of scheme asset is eliminated against the policyholder liability and hence, for the purposes of preparing the consolidated balance sheet, the IAS 19 basis net pension liability is £287 million (2005: £253 million) lower than the 'economic basis' surplus of £65 million (2005: 'economic basis' deficit of £543 million).

On the 'economic basis', after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the assets of the schemes at 31 December were:

	2006		2005	
	£m	%	£m	%
Equities	**1,628**	**31**	2,543	52
Bonds	**2,259**	**43**	1,663	34
Properties	**638**	**12**	590	12
Cash	**750**	**14**	79	2
Total value of assets	**5,275**	**100**	4,875	100

The present value of the liabilities of the four schemes at 31 December 2006 was £5,210 million (2005: £5,418 million). The resulting scheme surplus or deficit arising from the excess of assets over liabilities or vice versa at 31 December 2006 comprised surplus of £73 million (2005: deficit of £329 million) attributable to the PAC with-profits fund and deficit of £8 million (2005: deficit of £214 million) attributable to shareholder operations.

The movements in the deficit on the 'economic basis' between scheme assets and liabilities were:

	2006 £m	2005 £m
Current service cost	**(69)**	(65)
Contributions	**152**	29
Other finance income	**40**	22
Actuarial gains	**485**	171
Net decrease	**608**	157

222 Prudential plc Annual Report 2006

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Notes on the Group financial statements

I1: Staff and pension plans continued

Estimated pension scheme liability attributable to shareholder operations – economic basis

Movements on the pension scheme deficits (determined on the 'economic basis'), to the extent attributable to shareholder operations are as follows:

			Actuarial and other gains and losses			
2006	At beginning of year £m	Charge to operating results (based on longer-term investment returns) (note i) £m	Actuarial gains (losses) attributable to shareholders (note ii) £m	Charge for revised estimate PSPS of deficit allocation (note ii) £m	Contributions paid by shareholder operations £m	At end of year £m
Gross of tax deficit	(214)	(28)	167	–	67	(8)
Related deferred tax	61	9	(50)	–	(20)	0
Net of tax deficit	(153)	(19)	117	–	47	(8)
2005						
Gross of tax deficit	(175)	(21)	32	(63)	13	(214)
Related deferred tax	49	6	(9)	19	(4)	61
Net of tax deficit	(126)	(15)	23	(44)	9	(153)

Notes

(i) Charge to operating results (based on longer-term investment returns)

This comprises:

	2006 £m	2005 £m
Current service cost	(69)	(65)
Finance income (expense):		
Interest on pension scheme liabilities	(255)	(257)
Expected return on pension scheme assets	295	279
	40	22
Total charge net of finance income	(29)	(43)
Less: amount attributable to PAC with-profits fund	1	22
Charge to operating results, based on longer-term investment returns, attributable to shareholders	(28)	(21)

(ii) Actuarial and other gains and losses

This comprises:

	2006 £m	2005 £m
Actual less expected return on pension scheme assets	156	544
Experience gains on scheme liabilities	18	1
Changes in assumptions underlying the present value of scheme liabilities	311	(374)
Total actuarial and other gains	485	171
Less: amount attributable to PAC with-profits fund	(318)	(139)
Actuarial gains attributable to shareholders	167	32
Add: additional loss on change of estimate of allocation of opening 2005 deficit between shareholder operations and the PAC with-profits fund	–	(63)
Charge for actuarial and other gains and losses attributable to shareholders, excluded from operating results based on longer-term investment returns, but included in profit before tax attributable to shareholders	167	(31)

Since shareholder profits in respect of the PAC with-profits fund are a function of the actuarially determined surplus for distribution, the overall income statement result is not directly affected by the level of pension cost or other expenses attributable to the fund.

Included within the charge for 2005 of £374 million for changes in assumptions is a credit for past service costs of £115 million for a reduction in the assumed level of discretionary increase for future pensions in payment for PSPS.

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Notes on the Group financial statements continued

I1: Staff and pension plans continued

Estimated pension scheme surplus (deficit) attributable to PAC with-profits fund – economic basis

Movements on the pension scheme surplus (deficits) (determined on the 'economic basis' under which PSPS scheme assets include investments in Prudential insurance policies) are as follows:

2006	At beginning of year £m	Service cost less net finance income (note i above) £m	Actuarial and other gains and losses: Actuarial gains (losses) (note ii above) £m	Actuarial and other gains and losses: Credit for revised estimate of PSPS deficit allocation (note ii above) £m	Contributions paid by PAC with-profits fund £m	At end of year £m
Gross of tax surplus (deficit)	**(329)**	**(1)**	**318**	**–**	**85**	**73**
Related deferred tax	**33**	**0**	**(32)**	**–**	**(8)**	**(7)**
Net of tax surplus (deficit)	**(296)**	**(1)**	**286**	**–**	**77**	**66**
2005						
Gross of tax deficit	(525)	(22)	139	63	16	(329)
Related deferred tax	53	2	(14)	(6)	(2)	33
Net of tax deficit	(472)	(20)	125	57	14	(296)

The charges and credits for service cost, net finance income, and actuarial and other gains and losses are included within the income statement but taken account of in determining the charge in the income statement for the transfer to the liability for unallocated surplus of with-profits funds.

6. Movement in IAS 19 basis financial position

The change in the present value of the benefit obligation and the change in fair value of the assets for the total of the PSPS, Scottish Amicable, M&G and Taiwan schemes over the period were as follows:

2006	IAS 19 basis: change in fair value of plan assets £m	Investments in Prudential insurance policies £m	Economic basis: total assets £m	IAS 19 basis: change in present value of benefit obligation £m	Economic basis: net obligation £m
Fair value of plan assets, beginning of year	**4,622**	**253**	**4,875**		**4,875**
Present value of benefit obligation, beginning of year				**(5,418)**	**(5,418)**
	4,622	**253**	**4,875**	**(5,418)**	**(543)**
Service cost – current charge only				**(69)**	**(69)**
Interest cost				**(255)**	**(255)**
Expected return on plan assets	**279**	**16**	**295**		**295**
Employee contributions	**1**	**1**	**2**	**(2)**	**–**
Employer contributions	**148**	**4**	**152**		**152**
Actuarial gains	**140**	**16**	**156**	**329**	**485**
Benefit payments	**(202)**	**(3)**	**(205)**	**205**	**–**
Fair value of plan assets, end of year	**4,988**	**287**	**5,275**		**5,275**
Present value of benefit obligation, end of year				**(5,210)**	**(5,210)**
Economic basis surplus					**65**

224 Prudential plc Annual Report 2006

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Notes on the Group financial statements

I1: Staff and pension plans continued

2005	IAS 19 basis: change in fair value of plan assets £m	Investments in Prudential insurance policies £m	Economic basis: total assets £m	IAS 19 basis: change in present value of benefit obligation £m	Economic basis: net obligation £m
Fair value of plan assets, beginning of year	4,092	125	4,217		4,217
Present value of benefit obligation, beginning of year				(4,917)	(4,917)
	4,092	125	4,217	(4,917)	(700)
Less: PSPS scheme plan assets used to acquire Prudential insurance policies	(99)	99	–		–
Service cost – current charge only				(65)	(65)
Interest cost				(257)	(257)
Expected return on plan assets	268	11	279		279
Employee contributions	0	1	1	(1)	–
Employer contributions	25	4	29		29
Actuarial and other gains*	528	16	544	(373)	171
Benefit payments	(192)	(3)	(195)	195	–
Fair value of plan assets, end of year	4,622	253	4,875		4,875
Present value of benefit obligation, end of year				(5,418)	(5,418)
Economic basis deficit					(543)

*Including £115 million credit for past service costs as described above.

7. IAS 19 basis financial position as consolidated

The IAS 19 basis net pensions deficit can be summarised as follows:

	2006 £m	2005 £m	2004 £m
Fair value of plan assets, end of year	**4,988**	4,622	4,092
Present value of funded benefit obligation	**(5,023)**	(5,228)	(4,777)
Funded status	**(35)**	(606)	(685)
Present value of unfunded obligations (M&G scheme)*	**(187)**	(190)	(140)
Provision recognised in the balance sheet	**(222)**	(796)	(825)

*The M&G pension scheme assets are invested in Prudential insurance policies. For IFRS accounting purposes, the M&G scheme is in effect unfunded. Please see above for more details.

	2006 £m	2005 £m
Components of net periodic pension cost		
Current service cost	**(69)**	(65)
Interest cost	**(255)**	(257)
Expected return on assets – economic basis	**295**	279
Less: expected return on investments of scheme assets in Prudential insurance policies	**(16)**	(11)
Expected return on assets – IAS 19 basis**	**279**	268
Pension cost charge (as referred to in note I1(a))	**(45)**	(54)
Actuarial gains – economic basis	**485**	171
Less: actuarial gains on investments of scheme assets in Prudential insurance policies	**(16)**	(16)
Actuarial gains – IAS 19 basis (as referred to in note I1(a))	**469**	155
Net periodic pension credit (included within acquisition and other operating expenditure in the income statement)	**424**	101

**In determining the expected return on plan assets for 2006, the 6.1 per cent rate shown above has been applied to the opening assets.

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Prudential plc Annual Report 2006 225

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I1: Staff and pension plans continued

The long-term expected rate of return has been taken to be the weighted average (by market value) of the long-term expected rates of return on each major asset class shown below:

	2006 £m	2006 %	2005 £m	2005 %	2004 £m	2004 %
Plan assets (IAS 19 basis)						
Equity	**1,432**	**29**	2,376	51	2,516	61
Bonds	**2,185**	**44**	1,593	35	993	24
Properties	**621**	**12**	575	12	520	13
Cash	**750**	**15**	78	2	63	2
Total	**4,988**	**100**	4,622	100	4,092	100

	2006 %	2005 %
Long-term expected rate of return		
Equity	**7.5**	7.1
Bonds	**4.8**	4.5
Properties	**6.8**	6.4
Cash	**5.0**	4.5
Weighted average long-term expected rate of return	**5.9**	6.1

The expected rates of return have been determined by reference to long-term expectations, the carrying value of the assets and equity and other market conditions at the balance sheet date.

The actual return on plan assets was £419 million (2005: £796 million) on an IAS 19 basis.

None of the scheme assets included shares in Prudential plc or property occupied by the Prudential Group.

	2006 £m	2005 £m	2004 £m
Fair value of plan assets, end of year (IAS 19 basis)	**4,988**	4,622	4,092
Present value of the benefit obligation, end of year	**(5,210)**	(5,418)	(4,917)
Plan assets in deficit of benefit obligation	**(222)**	(796)	(825)
Experience adjustments on plan liabilities	**18**	1	(17)
Percentage of plan liabilities at 31 December	**(0.35)%**	(0.02)%	0.35%
Experience adjustments on plan assets (IAS 19 basis)	**140**	527	112
Percentage of plan assets at 31 December	**2.81%**	11.42%	2.74%

Total employer contributions expected to be paid into the Group defined benefit schemes for the year ending 31 December 2007 amounts to £93 million (2006: £85 million).

8. Sensitivity of PSPS financial position to key variables

The table below shows the sensitivity of the PSPS liabilities at 31 December 2006 of £4,607 million to changes in discount rates, inflation rates and mortality assumptions.

Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis
Discount rate	Decrease by 0.2% from 5.2% to 5.0%	Increase scheme liabilities by 3.6%
Discount rate	Increase by 0.2% from 5.2% to 5.4%	Decrease scheme liabilities by 3.4%
Rate of inflation	Decrease by 0.2% from 3.0% to 2.8% with consequent reduction in salary increases	Decrease scheme liabilities by 1.3%
Mortality rates	Reduce rates from 100% of table to 95%	Increase liabilities by 1.2%

226 Prudential plc Annual Report 2006

Group financial statements

Notes on the Group financial statements

I1: Staff and pension plans continued

9. Transfer value of PSPS scheme

At 31 December 2006, it is estimated that the assets of the scheme are broadly sufficient to cover the liabilities of PSPS on a ‘buyout’ basis including an allowance for expenses. The ‘buyout’ basis refers to a basis that might apply in the circumstance of a transfer to another appropriate financial institution. In making this assessment it has been assumed that a more conservative investment strategy applies together with a more prudent allowance for future mortality improvements and no allowance for discretionary pension increases.

(ii) Other pension plans

The Group operates various defined contribution pension schemes including schemes in Jackson, Egg and Asia. As noted earlier, the cost of the Group’s contributions to these schemes in 2006 was £27 million (2005: £23 million).

I2: Share-based payments

(a) Relating to Prudential plc shares

The Group maintains 10 main share award and share option plans relating to Prudential plc shares, which are described below. In the year ended 31 December 2006, two new incentive plans were created and approved by shareholders at the Annual General Meeeting. The Group Performance Share Plan (GPSP) and the Business Unit Performance Plan (BUPP) were established and directors were authorised to implement these schemes in the UK and other countries in which Prudential operates.

The GPSP is the new incentive plan in which all executive directors and other senior executives within the Group can participate. This scheme was established as a replacement for the Restricted Share Plan (RSP) under which no further awards could be made after March 2006. Awards are granted either in the form of a nil cost option, conditional right over shares, or such other form that shall confer to the participant an equivalent economic benefit, with a vesting period of three years. The performance condition for the initial awards was on the basis that Total Shareholder Return (TSR) outperformed an index comprising of peer companies. This approach is more robust than a rank-based approach and ensures that maximum vesting is only achieved if the Company outperforms the average comparator performance by a significant margin. Outperformance would be measured on a compound basis and vesting of the awards between each performance point is on a straight-line sliding scale basis. Participants would be entitled to the value of reinvested dividends that would have accrued on the shares that vest.

The RSP was, until March 2006, the Group’s long-term incentive plan for executive directors and other senior executives designed to provide rewards linked to shareholder return. Each year participants were granted a conditional option to receive a number of shares. There was a deferment period of three years at the end of which the award vested to an extent that depended on the performance of the Group’s shares including notional reinvested dividends and on the Group’s underlying financial performance. After vesting, the award may be exercised at zero cost at any time, subject to closed period rules, in the balance of a 10-year period. Shares are purchased in the open market by a trust for the benefit of qualifying employees. Currently, the trust holds at least the maximum number of shares conditionally awarded and not yet forfeited or exercised. The RSP replaced the Executive Share Option Scheme in 1995 and all options under this prior plan had been exercised at 31 December 2005.

No rights were granted in the RSP if the Company’s TSR performance as ranked against the comparator group is below 50th percentile. For performance at 50th percentile, an award of 25 per cent of the maximum award is made. The maximum grant is made only if the TSR ranking of the Company is 20th percentile or above. Between these points, the size of the grant made is calculated on a straight-line sliding scale. This performance measure was chosen when the RSP was introduced as it reflected a combination of market practice, an assessment of Prudential’s main competitors and the focus of UK investors at that time. In normal circumstances, directors may take up their right to receive shares at any time during the following seven years.

The BUPP is an incentive plan created to provide a common framework under which awards would be made to the Chief Executives of Prudential UK & Europe insurance operations, Jackson and Prudential Corporation Asia, being a replacement to the existing incentive plans for these individuals. The plan is an incentive to promote ownership and encourage accountability for sustained long-term regional performance. Awards under this plan would be based on growth in Shareholder Capital Value on the European Embedded Value (EEV) basis with performance measured over three years. Upon vesting, half of the awards would be released as shares and the other half would be released in cash. Participants are entitled to receive the value of reinvested dividends over the performance period for those shares that vest. The growth parameters for the awards would be relevant to each region and vesting of the awards between each performance point is on a straight-line sliding scale basis.

The Savings-Related Share Option Scheme is designed to foster share ownership among UK and certain non-UK employees. Permanent employees are eligible for this plan if they have been employed by the Group for the previous six months. At the outset, participants choose an option period (three, five or seven years, or a combination of these periods) and the amount of monthly contributions to be made from their earnings during the option period, which determines the number of options granted. The option price is fixed at the start and is based on a discount of 20 per cent to the market price. Participants may exercise their options within six months of the end of the option period. If options are not exercised, participants are entitled to receive a refund of their cash contributions plus interest.

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Prudential plc Annual Report 2006 227

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Notes on the Group financial statements continued

I2: Share-based payments continued

The Prudential International Savings-Related Share Option Scheme operates on a similar basis to the UK Savings-Related Share Option Scheme, for employees in Hong Kong, Malaysia, Singapore, Taiwan, India and Korea.

The International Savings-Related Share Option Scheme for Non-Employees also operates on a similar basis to the UK Savings-Related Share Option Scheme, for agents in Hong Kong.

No options may be granted under the three savings-related schemes described above if such grant would cause the number of shares which have been issued, or which remain issuable pursuant to options granted in the preceding 10 years under the scheme and other share option schemes operated by the Company, or which have been issued under any other share incentive scheme of the Company, to exceed 10 per cent of the Company’s issued ordinary share capital at the proposed date of grant.

The Prudential UK Share Incentive Plan (SIP) is also designed to foster share ownership amongst staff in designated UK businesses. It enables employees to buy shares on a tax efficient basis. For every four partnership shares bought, an additional matching share is granted, purchased in the open market. Participants have voting rights and are entitled to dividend payments which are reinvested in the SIP. Partnership shares may be withdrawn from the scheme at any time while matching shares may only be withdrawn five years after their award date.

Jackson operates a performance-related share award which, subject to the prior approval of the Jackson Remuneration Committee, may grant share awards to eligible employees in the form of a contingent right to receive shares or a conditional allocation of shares. These share awards have vesting periods of four years and are at nil cost to the employee. The employee does not have any beneficial ownership of the shares and, accordingly, does not have any right to dividends or voting rights attaching to the shares. Only issued shares purchased from the open market are used for the performance share award and there is no limit on the value of shares which may be granted to a participant in any year or over the life of the plan, which is usually no longer than 10 years.

The Annual Incentive Plan is designed so that a portion of any overall award may be made in the form of a deferred share award. A deferred share award is awarded to board members in respect of any overall annual incentive award above 50 per cent of salary, and will represent the element of the bonus above 50 per cent of salary. The award is restricted for three years before it can be released, subject to close periods, to the participant who must not be under a period of notice at the time and must still be in employment of Prudential. The shares are held in the employee share trust and shares equivalent to dividends otherwise payable will accumulate up to the release date.

The Share Participation Plan was designed to encourage share ownership amongst senior executives and to provide rewards based upon various performance factors of the Group. Each year, participants were offered the choice of a cash award, a matching share award if cash or shares to the value of the cash award were lodged, or a combination of 50 per cent of each. Share awards vested after five years for executive directors of Prudential plc and three years (formerly five years) for all other eligible employees and were transferred to the participants at no additional cost. Ordinary shares for share awards were purchased in the open market by a trust, which held them during the vesting period for the benefit of qualifying employees. At 31 December 2006, all outstanding shares in this plan have been paid for by employees and are registered in the names of the participants. No new shares have been granted in this scheme since 1999.

In addition, there are other share awards which included the 1,000 Day Long Term Incentive Plan (LTIP) and other arrangements. The 1,000 Day LTIP plan is a UK insurance operations performance-based plan in which the UK Remuneration Committee could, at any time up to 5 October 2005, select employees at its absolute discretion, for participation in the plan. The performance period was 1,000 days and, based on the final performance level being at, or above, the threshold level, the committee shall grant participants 10 per cent of the allocated award in 2005, 20 per cent in 2006 and the remaining 70 per cent in 2007. There are no beneficial interests, or any rights to dividends until such time as the awards are released, at nil cost, to participants.

The other arrangements relate to various awards that have been made without performance conditions to individual employees, typically in order to secure their appointment or ensure retention.

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228 Prudential plc Annual Report 2006

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I2: Share-based payments continued

Movements in share options outstanding under the Group's share-based compensation plans relating to Prudential plc shares during 2006 and 2005 were as follows:

Options outstanding (including conditional options)	2006 Number of options (millions)	2006 Weighted average exercise price £	2005 Number of options (millions)	2005 Weighted average exercise price £
Beginning of year:	**17.2**	**2.23**	18.4	2.21
Granted	**7.7**	**2.96**	3.7	1.83
Exercised	**(5.1)**	**2.75**	(1.1)	2.78
Forfeited	**(1.2)**	**0.85**	(1.9)	0.81
Expired	**(3.1)**	**4.09**	(1.9)	2.21
Adjustment in respect of Egg's employees	**1.0**	**3.64**	–	–
End of year	**16.5**	**2.47**	17.2	2.23
Options immediately exercisable, end of year	**0.2**	**3.56**	0.4	3.30

The weighted average share price of Prudential plc for the year ended 31 December 2006 was £6.25 compared to £5.01 for the year ended 31 December 2005.

Movements in share awards outstanding under the Group's share-based compensation plans relating to Prudential plc shares at 31 December 2006 and 2005 were as follows:

Awards outstanding	2006 Number of awards (millions)	2005 Number of awards (millions)
Beginning of year:	**4.9**	2.4
Granted	**3.2**	2.8
Exercised	**(1.0)**	(0.1)
Forfeited	**(0.5)**	(0.1)
Expired	**–**	(0.1)
End of year	**6.6**	4.9

The following table provides a summary of the range of exercise prices for Prudential plc options (including conditional options) outstanding at 31 December 2006.

	Outstanding			Exercisable	
Range of exercise prices	Number outstanding (millions)	Weighted average remaining contractual life (years)	Weighted average exercise prices £	Number exercisable (millions)	Weighted average exercise prices £
Between £0 and £1	5.7	8.6	–	0.0	–
Between £1 and £2	–	–	–	–	–
Between £2 and £3	3.2	2.3	2.66	0.0	2.66
Between £3 and £4	3.1	2.0	3.52	0.2	3.62
Between £4 and £5	3.8	3.6	4.60	–	–
Between £5 and £6	0.7	3.3	5.63	0.0	5.79
Between £6 and £7	0.0	0.6	6.41	0.0	6.34
Between £7 and £8	0.0	0.9	7.15	–	–
	16.5	4.8	2.47	0.2	3.56

Prudential plc Annual Report 2006 229

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Notes on the Group financial statements continued

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The following table provides a summary of the range of exercise prices for Prudential plc options (including conditional options) outstanding at 31 December 2005.

Range of exercise prices	Outstanding: Number outstanding (millions)	Outstanding: Weighted average remaining contractual life (years)	Outstanding: Weighted average exercise prices £	Exercisable: Number exercisable (millions)	Exercisable: Weighted average exercise prices £
Between £0 and £1	4.7	8.3	–	–	–
Between £1 and £2	–	–	–	–	–
Between £2 and £3	8.0	1.9	2.66	–	–
Between £3 and £4	3.5	2.7	3.53	0.4	3.29
Between £4 and £5	0.8	3.9	4.07	–	–
Between £5 and £6	0.2	1.3	5.63	0.0	5.39
Between £6 and £7	0.0	1.1	6.56	0.0	6.66
Between £7 and £8	0.0	1.7	7.15	0.0	7.15
	17.2	3.9	2.23	0.4	3.30

The years shown above for weighted average remaining contractual life include the time period from end of vesting period to expiration of contract.

The weighted average fair values of Prudential plc options and awards granted during the period are as follows:

2006 Weighted average fair value: RSP and GPSP £	2006: Other options £	2006: Awards £	2005 Weighted average fair value: RSP £	2005: Other options £	2005: Awards £
4.30	**2.05**	**6.46**	2.96	1.82	4.59

The fair value amounts relating to all options including conditional nil cost options above were determined using the Black-Scholes and the Monte Carlo option-pricing models using the following assumptions:

	2006: RSP and GPSP	2006: Other options	2005: RSP	2005: Other options
Dividend yield (%)	**2.64**	**2.64**	3.19	3.19
Expected volatility (%)	**25.48**	**34.32**	42.93	40.38
Risk-free interest rate (%)	**4.68**	**4.70**	4.65	4.41
Expected option life (years)	**3.00**	**3.42**	3.00	3.62
Weighted average exercise price (£)	**–**	**5.06**	–	3.97
Weighted average share price (£)	**6.80**	**6.51**	5.01	5.12

Under IFRS, compensation costs for all share-based compensation plans are determined using the Black-Scholes model and the Monte Carlo model. Share options and awards are valued using the share price at the date of grant. The compensation costs for all awards and options are recognised in net income over the plans' respective vesting periods. The Group uses the Black-Scholes model to value all options other than the RSP and GPSP. For these options, the Group uses a Monte Carlo model in order to allow for the impact of the TSR performance conditions. These models are used to calculate fair values for share options and awards at the grant date based on the quoted market price of the stock at the measurement date, the amount, if any, that the employees are required to pay, the dividend yield, expected volatility, risk-free interest rates and exercise prices.

The expected volatility is measured as the standard deviation of expected share price returns based on statistical analysis of daily share prices over a period up to the grant date equal to the expected life of options. Risk-free interest rates are UK gilt rates with projections for three, five and seven year terms to match corresponding vesting periods. Dividend yield is determined as the average yield over the year of grant and expected dividends are not incorporated into the measurement of fair value. For the RSP, volatility and correlation of the comparator group with the Group are required. These assumptions are based on the TSR of the comparators over a period up to the grant date equal to the performance period. For grants in 2006, an average comparator volatility of 24 per cent and an average correlation of comparators of 19 per cent were used. In addition, for the GPSP, volatility and correlation between Prudential and an index constructed from a simple average of the TSR growth of 10 companies is required. For grants in 2006, an average index volatility and correlation of 14 per cent and 71 per cent respectively, were used.

230 Prudential plc Annual Report 2006

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Notes on the Group financial statements

I2: Share-based payments continued

When options are granted or awards made to employees, an estimate is made of what percentage is more than likely to vest, be forfeited, lapse or cancelled based on historical information. Based on these estimates, compensation expense to be accrued at that date is calculated and amortised over the vesting period. For early exercises of options or release of awards due to redundancy, death or resignation, the compensation expense is immediately recognised and for forfeitures due to employees leaving the Group, any previously recognised expense is reversed. However, if an employee loses their award because of the Group’s failure to meet the performance criteria, previously recognised expense is not reversed.

During the year, the Group granted share options to certain non-employee independent financial advisors. Those options were measured using the Black-Scholes option pricing model with assumptions consistent with those of other share options. These transactions were measured using an option model because the Group does not receive a separate and measurable benefit from those non-employees in exchange for the options granted. As such, the fair value of the options themselves is more readily determinable than the services received in return.

(b) Relating to Egg plc shares

In April 2006, Prudential became bound or entitled to acquire shares in Egg following the announcement of its intention in December 2005 to acquire the minority interests in Egg representing approximately 21.7 per cent of the existing issued share capital of Egg. As a consequence of this acquisition, employees of Egg that were participants of its SAYE schemes were requested to either rollover all or part of their options for equivalent options in Prudential shares or to take no action. Employees could adopt different courses of actions for options granted on different dates but may only adopt one course of action in respect of each grant of options. The rollover was based on employees receiving 0.2237 Prudential shares for each Egg share that was under option with total amount payable for the new Prudential shares being exactly the same as the total amount payable for the Egg shares.

In addition, all outstanding executive share options became exercisable and awards under the RSP were assessed against the performance conditions. None of the awards met the performance conditions and they have therefore lapsed in February 2006 following consideration of the performance measurement results by the Remuneration Committee. At 31 December 2006, SAYE options to acquire 135,003 Egg shares remains outstanding because certain employees chose not to take any action.

In 2005, the Group maintained three main share award and share option plans relating to Egg shares, which are described below.

Awards of shares were made under the RSP at no cost to eligible employees selected by the Remuneration Committee. All Egg’s directors and employees, including employees of its subsidiaries, were eligible to participate, subject to the discretion of the Remuneration Committee. It was, however, intended that participation would, in practice, be restricted to selected individuals in key positions.

Employees within two years of their anticipated retirement date were not eligible to participate, except in circumstances which the Remuneration Committee considered to be exceptional.

Egg established a discretionary employee benefit trust, the Egg Employee Trust, by a trust deed dated 26 April 2000 between Egg and Mourant & Co. Trustees Limited. At 31 December 2005, the trust held 3.4 million ordinary shares with a market value of £4.2 million which were intended to be used principally for delivery of shares under the employee incentive plans. These shares with a nominal value of £1.7 million were purchased on the open market at a cost of £4.5 million.

Egg made the vesting of awards subject to the satisfaction of performance conditions from January 2004 onwards. Previously, the awards had been conditional on service completed. The arrangements for the distribution to employees of shares held in trust and for entitlement to dividend depended on the particulars of each award. Shares held in trust were conditionally gifted to employees. The costs of share awards were charged to the income statement evenly over the period of service for which awards were made for schemes granted after

7 November 2002.

Egg also operated a sharesave scheme, which was an Inland Revenue approved all-employee Save as You Earn scheme. Under this scheme, employees entered into either three or five year contracts, at the end of which time they would be entitled to exercise their options and purchase shares at an exercise price fixed at a 20 per cent discount to the share price at the date of grant. Employees had six months after the contract matured in which to exercise the options. These options continued in force until their normal maturity dates.

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Prudential plc Annual Report 2006 231

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Analysis of the movements in the number of shares and weighted average exercise price (with the exception of the Egg RSP where the exercise price is £nil) of options are set out below:

Egg RSP awards made prior to 7 November 2002.

	Number (millions) 2006	2005
Outstanding at beginning of year	–	0.8
Forfeited	–	(0.7)
Exercised	–	(0.1)
Outstanding and exercisable at the end of year	–	0.0

Egg RSP awards made after 7 November 2002.

	Number (millions) 2006	2005
Outstanding at beginning of year	**6.1**	6.2
Granted	–	1.7
Forfeited	**(2.2)**	(1.5)
Exercised	–	(0.3)
Expired	**(3.9)**	–
Outstanding and exercisable at the end of year	–	6.1

Egg sharesave scheme awards made prior to 7 November 2002.

	3 Year Employee Sharesave Scheme				5 Year Employee Sharesave Scheme			
	Number (millions)		Weighted average exercise price £		Number (millions)		Weighted average exercise price £	
	2006	2005	2006	2005	2006	2005	2006	2005
Outstanding at beginning of year	**0.5**	0.7	**1.15**	1.16	**0.3**	0.4	**1.20**	1.20
Forfeited	**(0.0)**	(0.2)	**1.15**	1.20	**(0.0)**	(0.1)	**1.30**	1.19
Exercised	**(0.2)**	0.0	**1.15**	1.15	**(0.3)**	–	**1.20**	–
Transferred to Prudential SAYE scheme	**(0.3)**	–	**1.15**	–	–	–	–	–
Outstanding and exercisable at the end of year	–	0.5	–	1.15	–	0.3	**1.24**	1.20

Egg sharesave scheme awards made after 7 November 2002.

	3 Year Employee Sharesave Scheme				5 Year Employee Sharesave Scheme			
	Number (millions)		Weighted average exercise price £		Number (millions)		Weighted average exercise price £	
	2006	2005	2006	2005	2006	2005	2006	2005
Outstanding at beginning of year	**3.2**	3.0	**0.86**	0.85	**0.9**	1.0	**0.83**	0.84
Granted	–	0.9	–	0.86	–	0.1	–	0.86
Forfeited	**(0.3)**	(0.7)	**0.85**	0.87	**(0.0)**	(0.2)	**1.03**	0.88
Exercised	**(0.0)**	0.0	**0.80**	0.80	–	–	–	–
Transferred to Prudential SAYE scheme	**(2.8)**	–	**0.85**	–	**(0.9)**	–	**0.83**	–
Outstanding and exercisable at the end of year	**0.1**	3.2	**0.88**	0.86	–	0.9	**0.94**	0.83

232 Prudential plc Annual Report 2006

Group financial statements
Notes on the Group financial statements

I2: Share-based payments continued

Egg share option scheme awards made prior to 7 November 2002.

	Number (millions) 2006	Number (millions) 2005	Weighted average exercise price £ 2006	Weighted average exercise price £ 2005
Outstanding at beginning of year	**9.3**	11.5	**1.42**	1.42
Forfeited	**(2.1)**	(2.2)	**1.52**	1.43
Exercised	**(7.2)**	–	**1.39**	–
Outstanding and exercisable at the end of year	**–**	9.3	**–**	1.42

The weighted average share price of Egg up to the date of delisting was 127 pence compared with 106 pence at 31 December 2005.

The exercise prices and the weighted average remaining contractual life of the number of options outstanding at the year end are as follows:

	2006			2005		
	Exercise price £	**Number of options (millions)**	**Weighted average remaining contractual life (years)**	Exercise price £	Number of options (millions)	Weighted average remaining contractual life (years)
Restricted share plan						
Pre 2003 grant	**–**	**–**	**–**	–	–	–
2003 grant	**–**	**–**	**–**	–	2.8	0.2
2004 grant	**–**	**–**	**–**	–	2.0	1.6
2005 grant	**–**	**–**	**–**	–	1.2	2.2
3 Year Sharesave Scheme						
2001 grant	**–**	**–**	**–**	1.30	–	–
2002 grant	**–**	**–**	**–**	1.15	0.4	–
2003 grant	**1.17**	**0.0**	**–**	1.17	0.3	0.9
2004 grant	**0.80**	**0.1**	**0.9**	0.80	1.9	1.9
2005 grant	**0.86**	**0.0**	**1.9**	0.86	0.9	2.9
5 Year Sharesave Scheme						
2001 grant	**1.30**	**0.0**	**–**	1.30	0.1	0.9
2002 grant	**1.15**	**0.0**	**0.9**	1.15	0.2	1.9
2003 grant	**1.17**	**0.0**	**1.9**	1.17	0.1	2.9
2004 grant	**0.80**	**0.0**	**2.9**	0.80	0.7	3.9
2005 grant	**0.86**	**0.0**	**3.9**	0.86	0.2	4.9
Share option schemes						
Pre 2003 grant	**1.42**	**–**	**–**	1.42	9.3	–

The fair value of the Egg RSP scheme at the date of grant was calculated using a Present Economic Value (binomial) model. The fair values of the sharesave schemes at the date of grant were determined using a Black-Scholes model.

In the year ended 31 December 2006, no options were granted on Egg plc shares.

Primary statements
A
B
C
D
E
F
G
H
I
Parent company
EEV

Prudential plc Annual Report 2006 233

Group financial statements
Notes on the Group financial statements

Notes on the Group financial statements continued

Primary statements
A
B
C
D
E
F
G
H
I
Parent company
EEV

I2: Share-based payments continued

The significant assumptions and inputs used to estimate the fair value of the options granted in 2005 are as follows:

	2005		
	RSP	3 Year Sharesave	5 Year Sharesave
Share price (£)	1.09	1.03	1.03
Exercise price (£)	–	0.86	0.86
Risk-free interest rate (%) (note i)	–	4.14	4.15
Expected life (years)	3	3	5
Expected volatility (%) (note ii)	40	40	40
Dividend yield (%)	–	–	–
Share price volatility of comparator group (%) (note iii)	20	–	–
Fair value of option (£)	1.91	0.41	0.50

Notes
(i) The risk-free interest rate reflects yields available on government bonds of similar terms at the date of grant.
(ii) The expected volatility input is estimated based on Egg's own historical volatility and the historical volatility of businesses in the banking sector.
(iii) Analysis of the share price volatility of the FTSE 100 has been used as a reasonable proxy for the share price volatility of the comparator group of the RSP, this comparator group being the constituents of the FTSE 350 index.

(c) Total share-based payment expense

Total expense recognised in the year in the consolidated financial statements related to share-based compensation is as follows:

	2006 £m	2005 £m
Share-based compensation expense	**22**	19
Amount accounted for as equity-settled	**14**	15
Carrying value at 31 December of liabilities arising from share-based payment transactions	**18**	10
Intrinsic value of above liabilities for which rights had vested at 31 December	**3**	1

I3: Key management remuneration

Key management constitutes the directors of Prudential plc as they have authority and responsibility for planning, directing and controlling the activities of the Group.

Total key management remuneration amounts to £13,524,000 (2005: £13,688,000). This comprises salaries and short-term benefits of £8,927,000 (2005: £8,087,000), post-employment benefits of £1,032,000 (2005: £1,020,000), termination benefits of £291,000 (2005: £1,600,000) and share-based payments of £3,286,000 (2005: £2,969,000).

Post-employment benefits comprise the change in the transfer value of the accrued benefit relating to directors' defined benefit pension schemes in the year and the total contributions made to directors' other pension arrangements.

The share-based payments charge is the sum of £1,880,000 (2005: £1,842,000), which is determined in accordance with IFRS 2, 'Share-Based Payments' (see note I2) and £1,406,000 (2005: £1,127,000) of deferred share awards.

Total key management remuneration includes total directors' emoluments of £11,084,000 as shown in the directors' remuneration report on pages 83 to 95, and additional amounts in respect of pensions, share-based payments and termination benefits. Further information on directors' remuneration is given in the directors' remuneration report.

234 Prudential plc Annual Report 2006

Group financial statements
Notes on the Group financial statements

I4: Fees payable to auditor

	2006 £m	Restated 2005 £m
Fees payable to the Company's auditor for the audit of the Company's annual accounts	**2.3**	2.2
Fees payable to the Company's auditor and its associates for other services:		
Audit of subsidiaries and associates pursuant to legislation	**3.8**	3.6
Other services supplied pursuant to legislation	**4.0**	1.4
Other services relating to taxation	**0.2**	0.5
Services relating to corporate finance transactions	**0.7**	0.9
All other services	**1.3**	4.2
Total	**12.3**	12.8

The format of the table has altered from last year in order to comply with new disclosure requirements and the 2005 comparative figures have been restated accordingly. In addition, there were fees of £0.2 million (2005: £0.1 million) for the audit of pension schemes.

The Audit Committee regularly monitors the non-audit services provided to the Group by its auditor and has developed a formal Auditor Independence Policy which sets out the types of services that the auditor may provide, consistent with the guidance in Sir Robert Smith's report 'Audit Committees – Combined Code Guidance' and with the provisions of the US Sarbanes-Oxley Act.

The Audit Committee annually reviews the auditor's objectivity and independence. More information on these issues is given in the corporate governance report on page 75.

I5: Related party transactions

Transactions between the Company and its subsidiaries are eliminated on consolidation.

In addition, the Company has transactions and outstanding balances with certain unit trusts, OEICs, collateralised debt obligations and similar entities which are not consolidated and where a Group company acts as manager. These entities are regarded as related parties for the purposes of IAS 24. The balances are included in the Group's balance sheet at fair value or amortised cost in accordance with their IAS 39 classifications. The transactions are included in the income statement and include amounts paid on issue of shares or units, amounts received on cancellation of shares or units and paid in respect of the periodic charge and administration fee. Further details of the aggregate assets, liabilities, revenues, profits or losses and reporting dates of entities considered to be associates under IFRS are disclosed in note H8.

Various executive officers and directors of Prudential may from time to time purchase insurance, investment management or annuity products, or be granted mortgages or credit card facilities marketed by Prudential group companies in the ordinary course of business on substantially the same terms, including interest rates and security requirements, as those prevailing at the time for comparable transactions with other persons.

Apart from the transactions with directors referred to below, no director had an interest in shares, transactions or arrangements that requires disclosure, other than those given in the directors' remuneration report. Key management remuneration is disclosed in note I3.

In 2006, three (2005: two) directors had credit card borrowings with Egg of £2,000 (2005: £7,000). In addition, in 2005 one director had a mortgage with Egg of £118,000 and one director had a life policy with a sum assured of £4.0 million. In 2006 and 2005, other transactions with directors were de-minimis both by virtue of their size and in the context of the directors' financial positions. As indicated above, all of the above noted transactions are on terms equivalent to those that prevail in arm's length transactions.

Primary statements
A
B
C
D
E
F
G
H
I
Parent company
EEV

Prudential plc Annual Report 2006 235

Group financial statements
Notes on the Group financial statements

Notes on the Group financial statements continued

Primary statements
A
B
C
D
E
F
G
H
I
Parent company
EEV

I6: Subsidiary undertakings

(i) Principal subsidiaries

The principal subsidiary undertakings of the Company at 31 December 2006, all wholly owned except PCA Life Assurance Company Limited, were:

	Main activity	Country of incorporation
The Prudential Assurance Company Limited	Insurance	England and Wales
Prudential Annuities Limited*	Insurance	England and Wales
Prudential Retirement Income Limited (PRIL)*	Insurance	Scotland
M&G Investment Management Limited*	Investment management	England and Wales
Egg Banking plc	Banking	England and Wales
Jackson National Life Insurance Company*	Insurance	US
Prudential Assurance Company Singapore (Pte) Limited*	Insurance	Singapore
PCA Life Assurance Company Limited* (99% owned)	Insurance	Taiwan

*Owned by a subsidiary undertaking of the Company.

Each subsidiary has one class of ordinary shares and operates mainly in its country of incorporation, except for PRIL which operates mainly in England and Wales.

In January 2007, the Company announced that it had entered into a binding agreement to sell Egg Banking plc to Citi as set out in note I8.

(ii) Dividend restrictions and minimum capital requirements

Certain Group subsidiaries are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to the parent company. UK insurance companies are required to maintain solvency margins which must be supported by capital reserves and other resources, including unrealised gains on investments. Jackson can pay dividends on its capital stock only out of earned surplus unless prior regulatory approval is obtained. Furthermore, without the prior regulatory approval, dividends cannot be distributed if all dividends made within the preceding 12 months exceed the greater of Jackson's statutory net gain from operations or 10 per cent of Jackson statutory surplus for the prior year. In 2007, the maximum amount of dividends that can be paid by Jackson without prior regulatory approval is US$412 million (£211 million) (in 2006: US$565 million (£329 million)). The Group's Asian subsidiaries, mainly the Singapore and Malaysia businesses, may remit dividends to the Group, in general, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations.

PAC and Jackson are the two principal insurance subsidiaries of the Group, which together comprise approximately 76 per cent (2005: 77 per cent) of total Group assets. At 31 December 2006, the PAC long-term fund's excess of available capital resources over its regulatory requirement (as per line 42 of Form 2 of the PAC FSA regulatory returns) was estimated to be £9.7 billion (2005: £6.0 billion) and the statutory capital and surplus of Jackson was US$3.7 billion (£1.9 billion) (2005: US$3.4 billion (£2.0 billion)). The Group capital position statement for life assurance businesses is set out in note D5.

(iii) Acquisition of subsidiaries

2006

In December 2005, the Company announced its intention to acquire the minority interests in Egg representing approximately 21.7 per cent of the existing issued share capital of Egg. The whole of the minority interests were acquired in the first half of 2006. Under the terms of the offer, Egg shareholders received 0.2237 new ordinary shares in the Company for each Egg share resulting in the issue of 41.6 million new shares in the Company.

The Company accounts for the purchase of minority interests using the economic entity method. Accordingly, £167 million has been charged to retained earnings representing the difference between the consideration paid (including expenses) of £251 million and the share of net assets acquired of £84 million.

In January 2007, as described in note I8, the Company announced that it had agreed to sell its holding in Egg.

2005

On 18 May 2005, the Group purchased, in exchange for £142 million in cash, 100 per cent of the share capital of Life Insurance Company of Georgia, a life insurance company domiciled in the US, from ING Groep N.V. (ING). The results of Life Insurance Company of Georgia's operations have been included in the consolidated financial statements commencing 18 May 2005, and contributed £4 million to the consolidated net profit.

236 Prudential plc Annual Report 2006

Group financial statements

Notes on the Group financial statements

I6: Subsidiary undertakings continued

The carrying value immediately prior to acquisition of the assets and liabilities of Life Insurance Company of Georgia was as follows:

2005 £m

Assets

Financial investments 920 Reinsurer’s share of policyholder liability provision 12 Tax recoverable 4 Other assets 6 Cash and cash equivalents 47 Total assets 989

Equity and liabilities

Equity 141 Liabilities

Insurance contract liabilities 837 Other non-insurance liabilities 11 Total liabilities 848 Total equity and liabilities 989

A fair value adjustment of £1 million was made, representing the value of in-force business on acquisition. As indicated above, this amount may be adjusted depending upon the outcome of arbitration proceedings. There is currently no goodwill recorded on acquisition.

Group revenue and consolidated net profit for the year ended 31 December 2005 are shown on a pro forma basis below as if the Life Insurance Company of Georgia acquisition took place on 1 January 2005. These pro forma amounts have been derived by adding pre-acquisition revenue and other components of net profit to these items included in the Group’s consolidated income statement.

Pro forma 2005 £m

Earned premiums, net of reinsurance 15,050 Investment and other income 26,119 Total revenue 41,169 Profit after tax for the year 768

(iv) PAC with-profits fund acquisition

The PAC with-profits fund acquired a number of venture capital holdings through PPM Capital in which the Group is deemed to have a controlling interest, in aggregate with, if applicable, other holdings held by, for example, the PSPS. There were three such acquisitions in 2006 and 2005. These were acquisitions for:

2006

• 53 per cent of the voting equity interests of Histoire D’or, a jewellery retail company, in April 2006;

• 51 per cent of the voting equity interests of Azzuri Communications, a business IT service company, in June 2006; and

• 60 per cent of the voting equity interests of Paramount plc, a restaurant company, in September 2006.

2005

• 40 per cent of the voting equity interests of Aperio Group Pty Ltd (AeP), a flexible packaging manufacturing company, in May 2005;

• 75 per cent of the voting equity interests of Jost Luxembourg S.a.r.l. (JOST), a manufacturer of components of the truck and trailer industry, in August 2005; and

• 75 per cent of the voting equity interests of BST Safety Textiles Luxembourg S.a.r.l. (BST), an airbag production company, in August 2005.

These acquisitions are considered individually immaterial and therefore all information relating to ventures acquisitions has been presented in aggregate throughout this note. Due to the nature of venture investments, it is not practicable to provide certain information for those acquisitions, including the pro forma Group revenue and consolidated net profit information as if the acquisitions had occurred at the beginning of the year, and the carrying amounts, in accordance with IFRS, of each class of the acquirees’ assets, liabilities, and contingent liabilities immediately before acquisition.

statements Primary

A B C D E F G H I

company Parent EEV

Prudential plc Annual Report 2006 237

Group financial statements
Notes on the Group financial statements

Notes on the Group financial statements continued

Primary statements A B C D E F G H I Parent company EEV

I6: Subsidiary undertakings continued

The results of the aggregated ventures acquisitions in 2006 and 2005 have been included in the consolidated financial statements of the Group commencing on the respective dates of acquisition and contributed a loss of £7.7 million (2005: loss of £0.1 million) to earnings within the income statement, which is also reflected as part of the change in unallocated surplus of the with-profits fund.

The table below identifies the net assets of these acquisitions and minor business purchases by existing venture holdings. This reconciles the net assets to the consideration paid in 2006 and 2005:

	Fair value on acquisition 2006 £m	Fair value on acquisition 2005 £m
Cash and cash equivalents	**18**	29
Other current assets	**31**	144
Property, plant and equipment	**45**	82
Intangible assets other than goodwill	**139**	75
Other non-current assets	**100**	5
Less liabilities, including current liabilities and borrowings	**(581)**	(437)
	(248)	(102)
Less minority interests	**0**	(1)
Net assets acquired	**(248)**	(103)
Goodwill	**336**	105
Cash consideration	**88**	2

Aggregate goodwill of £336 million (2005: £105 million) has been recognised for the excess of the cost over the Group's interest in the net fair value of the entities' assets, liabilities, and contingent liabilities acquired in 2006.

(v) PAC with-profits fund disposals

2006

In 2006, Upperpoint Distribution Limited, Taverner Hotel Group Pty Ltd, Orefi, Aperio Group Pty Ltd and BST Safety Textiles Luxembourg S.a.r.l., all venture subsidiaries of the PAC with-profits fund, were disposed of for cash consideration of £133 million. Goodwill of £46 million and cash and cash equivalents of £19 million were disposed of. Note that, in addition, one venture subsidiary was classified as held for sale at 31 December 2006 (see note H9).

2005

In 2005, the Astron Group Ltd, Barracuda Group Ltd, Saint Clair Luxembourg S.a.r.l., RAL Holdings Ltd, Roventa-Henex Holdings SA and Global Brands Co. Inc., all venture subsidiaries of the PAC with-profits fund, were disposed of for cash consideration of £284 million. Goodwill of £312 million and cash and cash equivalents of £32 million were disposed of. Note that, in addition, two venture subsidiaries were classified as held for sale at 31 December 2005 (see note H9).

I7: Commitments

(i) Operating leases

The Group leases various offices to conduct its business. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

	2006 £m	2005 £m
Future minimum lease payments for non-cancellable operating leases fall due during the following periods:		
Not later than 1 year	**53**	61
Later than 1 year and not later than 5 years	**142**	186
Later than 5 years	**160**	204

The total minimum future sublease rentals to be received on non-cancellable operating leases for land and buildings for the year ended 31 December 2006 was £1 million (2005: £2 million).

Minimum lease rental payments for the year ended 31 December 2006 of £50 million (2005: £55 million) are included in the consolidated income statement.

(ii) Capital commitments

The Group has provided, from time to time, certain guarantees and commitments to third parties including funding the purchase or development of land and buildings and other related matters. At 31 December 2006, the aggregate amount of contractual obligations to purchase and develop investment properties amounted to £146 million (2005: £199 million). The vast majority of these commitments have been made by the PAC with-profits fund.

238 Prudential plc Annual Report 2006

Group financial statements
Notes on the Group financial statements

I8: Post-balance sheet events – sale of Egg Banking plc

On 29 January 2007, the Company announced that it had entered into a binding agreement to sell Egg Banking plc, Prudential's UK banking business, to Citi.

Under the terms of the agreement, the consideration payable to the Company by Citi is £575 million in cash, subject to adjustments to reflect any change in net asset value between 31 December 2006 and completion.

In addition, the Company has agreed in principle, outline terms with Citi with respect to a UK distribution agreement through which Prudential will provide life and pensions products to Egg's customer base for a five-year period.

The Company has also been selected as a strategic provider to Citi for the distribution of life insurance products to Citi's consumer banking customers in Thailand, Indonesia and the Philippines.

The transaction is subject to regulatory approval and is expected to complete by the end of April 2007.

I9: Foreign exchange translation

Foreign currency profit and losses have been translated at average exchange rates for the year. Foreign currency assets and liabilities have been translated at year end rates of exchange.

The principal exchange rates applied are:

Local currency: £	Closing rate at 31 Dec 2006	Average for 2006	Closing rate at 31 Dec 2005	Average for 2005	Opening rate at 1 Jan 2005
Hong Kong	**15.22**	**14.32**	13.31	14.15	14.92
Japan	**233.20**	**214.34**	202.63	200.13	196.73
Malaysia	**6.90**	**6.76**	6.49	6.89	7.30
Singapore	**3.00**	**2.93**	2.85	3.03	3.13
Taiwan	**63.77**	**59.95**	56.38	58.47	60.84
US	**1.96**	**1.84**	1.72	1.82	1.92

I10: Cash flows

Structural borrowings of shareholder-financed operations comprise core debt of the parent company and related finance subsidiaries, Jackson surplus notes and Egg debenture loans. Core debt excludes borrowings to support short-term fixed income securities programmes and non-recourse borrowings of investment subsidiaries of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.

Structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds which contribute to the solvency base of SAIF. Cash flows on other borrowings of with-profits funds, which principally relate to venture investment subsidiaries, are categorised as operating.

Cash flows relating to discontinued operations, as detailed in note F6, are £nil and outflows of £5 million for 2006 and 2005 respectively. The outflows for 2005 are included in cash flows from operating activities.

I11: 2005 balance sheet

Reanalysis of assets and liabilities for acquired venture investment subsidiaries of the PAC with-profits sub-fund

Prior to 2006, no intangible assets other than goodwill had been identified for the acquired venture investment subsidiaries of the PAC with-profits sub-fund. In 2006, the Group re-evaluated the nature of the acquired assets and liabilities of those companies and has determined that there are some intangible assets that fall under the scope of IAS 38, 'Intangible Assets', and require separate identification. The Group has consequently altered the allocation between goodwill, intangible assets, and other assets and liabilities. No adjustment to the profits or amounts recorded for the individual line items in the income statement for 2005 was necessary. Accordingly, this reallocation has no effect on 2005 profit before or after tax or on shareholders' equity at 31 December 2005.

Certain reclassifications have been made to the balances presented in the comparative balance sheet at 31 December 2005 to conform this balance sheet to the current presentation as a result of this reallocation. The impact of the reclassifications is as follows:

	£m
Intangible assets attributable to the PAC with-profits sub-fund:	
Goodwill	(188)
Other intangible assets	260
Other debtors	(13)
Unallocated surplus of with-profits funds	27
Deferred tax liabilities	(86)

Primary statements A B C D E F G H I Parent company EEV

Prudential plc Annual Report 2006 239

Group financial statements
Balance sheet of the parent company

Primary statements A B C D E F G H I Parent company EEV

Balance sheet of the parent company

31 December 2006

	Note	2006 £m	2005 £m
Fixed assets			
Investments:			
Shares in subsidiary undertakings	4	**6,085**	5,175
Loans to subsidiary undertakings	4	**2,841**	2,697
		8,926	7,872
Current assets			
Debtors:			
Derivative assets	7	**17**	41
Amounts owed by subsidiary undertakings		**2,057**	1,577
Other debtors		**42**	56
Cash at bank and in hand		**255**	121
		2,371	1,795
Less liabilities: amounts falling due within one year			
Commercial paper	6	**(2,017)**	(1,461)
Other borrowings	6	**(5)**	–
Derivative liabilities	7	**(100)**	(144)
Amounts owed to subsidiary undertakings		**(667)**	(805)
Tax payable		**(290)**	(171)
Sundry creditors		**(26)**	(37)
Accruals and deferred income		**(42)**	(41)
		(3,147)	(2,659)
Net current liabilities		**(776)**	(864)
Total assets less current liabilities		**8,150**	7,008
Less liabilities: amounts falling due after more than one year			
Subordinated liabilities	6	**(1,533)**	(1,646)
Debenture loans	6	**(797)**	(798)
Other borrowings	6	**(10)**	(11)
Amounts owed to subsidiary undertakings		**(2,532)**	(2,016)
		(4,872)	(4,471)
Total net assets (excluding pensions)		**3,278**	2,537
Pension assets (liabilities) (net of related deferred tax)	8	**34**	(80)
Total net assets (including pensions)		**3,312**	2,457
Capital and reserves			
Share capital	9	**122**	119
Share premium	9	**1,822**	1,564
Profit and loss account	10	**1,368**	774
Shareholders' funds	10	**3,312**	2,457

The financial statements of the parent company on pages 240 to 249 were approved by the Board of directors on 14 March 2007.

Sir David Clementi
Chairman

Mark Tucker
Group Chief Executive

Philip Broadley
Group Finance Director

240 Prudential plc Annual Report 2006

Group financial statements

Notes on the parent company financial statement

Notes on the parent company financial statement

1. Nature of operations

Prudential plc (the Company) is a parent holding company. The Company together with its subsidiaries (collectively, the Group) is an international financial services group with its principal operations in the UK, the US and Asia. The Group operates in the UK through its subsidiaries, primarily The Prudential Assurance Company Limited, Prudential Annuities Limited, Prudential Retirement Income Limited, M&G Group Limited and Egg Banking plc. In the US, the Group’s principal subsidiary is Jackson National Life Insurance Company. In Asia, the Group’s main operations are in Hong Kong, Malaysia, Singapore and Taiwan.

The Company is responsible for the financing of each of its subsidiaries except Egg, which is responsible for its own financing.

2. Basis of preparation

The financial statements of the Company, which comprise the balance sheet and related notes, are prepared in accordance with Section 226 of, and Schedule 4 to, the Companies Act 1985, which apply to companies generally. The Company has taken advantage of the exemption under Section 230 of the Companies Act 1985 from presenting its own profit and loss account.

The financial statements are prepared in accordance with applicable accounting standards under UK Generally Accepted Accounting Practice (UK GAAP), including Financial Reporting Standards (FRS) and Statements of Standard Accounting Practice (SSAP).

The Company has not prepared a cash flow statement on the basis that its cash flow is included within the cash flow statement in the consolidated financial statements. The Company is also exempt under the terms of FRS 8 from disclosing related party transactions with entities that are part of the Group or investees of the Group.

In addition, the Company has taken advantage of the exemption within FRS 25, ‘Financial Instruments: Disclosure and Presentation’ from the disclosure requirements of this standard on the basis that the Company is included in the publicly available consolidated financial statements of the Group which include disclosures that comply with IAS 32, ‘Financial Instruments: Disclosure and Presentation’, which is equivalent to FRS 25.

3. Significant accounting policies Changes in accounting policies

The Company has early adopted the amendment to FRS 17 issued in December 2006 in preparing the results for the year ended

31 December 2006. The main effect of this amendment is to replace the existing disclosure requirements of FRS 17 with those of IAS 19 ‘Employee Benefits’. The amended disclosures are shown in note 8. The measurement change from this amendment where pension assets should now be valued at current bid value rather than mid-market value, has an immaterial effect on the Company’s results.

Significant accounting policies

Shares in subsidiary undertakings

Shares in subsidiary undertakings in the balance sheet of the Company are shown at the lower of cost and estimated realisable value.

Loans to subsidiary undertakings

Loans to subsidiary undertakings in the balance sheet of the Company are shown at cost, less provisions.

Derivatives

Derivative financial instruments are used to reduce or manage interest rate and currency exposures. The Company’s policy is that amounts at risk through derivative transactions are covered by cash or by corresponding assets. Derivative financial instruments are carried at fair value with changes in fair value included in the profit and loss account.

Under FRS 26 ‘Financial Instruments Measurement’, hedge accounting is permissible only if certain criteria are met regarding the establishment of documentation and continued measurement of hedge effectiveness. For derivative financial instruments designated as fair value hedges, the movements in the fair value are recorded in the profit and loss account with the accompanying change in fair value of the hedged item attributable to the hedged risk.

Borrowings

Borrowings are initially recognised at fair value, net of transaction costs, and subsequently accounted for on an amortised cost basis using the effective interest method. Under the effective interest method, the difference between the redemption value of the borrowing and the initial proceeds (net of related issue costs) is amortised through the profit and loss account to the date of maturity.

Dividends

Dividends are recognised in the period in which they are declared. Dividends declared after the balance sheet date in respect of the prior reporting period are treated as a non-adjusting event.

Where scrip dividends are issued, the value of such shares, measured as the amount of the cash dividend alternative, is credited to reserves and the amount in excess of the nominal value of the shares issued is transferred from the share premium account to retained profit.

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Notes on the parent company financial statement continued

3. Significant accounting policies continued

Share premium

The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of the shares issued is credited to the share premium account.

Foreign currency translation

Foreign currency borrowings that have been used to finance or provide a hedge against Group equity investments in overseas subsidiaries, are translated at year end exchange rates. The impact of these currency translations is recorded within the profit and loss account for the year.

Other assets and liabilities denominated in foreign currencies are also converted at year end exchange rates with the related foreign currency exchange gains or losses reflected in the profit and loss account for the year.

Tax

Current tax expense is charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. To the extent that losses of an individual UK company are not offset in any one year, they can be carried back for one year or carried forward indefinitely to be offset against profits arising from the same company.

Deferred tax assets and liabilities are recognised in accordance with the provisions of FRS 19. The Company has chosen not to apply the option available of recognising such assets and liabilities on a discounted basis to reflect the time value of money. Except as set out in FRS 19, deferred tax is recognised in respect of all timing differences that have originated but not reversed by the balance sheet date. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered.

The Group’s UK subsidiaries each file separate tax returns. In accordance with UK tax legislation, where one domestic UK company is a 75 per cent owned subsidiary of another UK company or both are 75 per cent owned subsidiaries of a common parent, the companies are considered to be within the same UK tax group. For companies within the same tax group, trading profits and losses arising in the same accounting period may be offset for the purposes of determining current and deferred taxes.

Pensions

The Company assumes a portion of the pension surplus or deficit of the Group’s largest pension scheme, the Prudential Staff Pension Scheme (PSPS). Further details are disclosed in note 8. The Company applies the requirements of FRS 17 (as amended in December 2006) to its portion of PSPS surplus or deficit.

A pension surplus or deficit is recorded as the difference between the present value of the scheme liabilities and the fair value of the scheme assets.

The assets and liabilities of the defined benefit pension schemes of the Prudential Group are subject to a full triennial actuarial valuation using the projected unit method. Estimated future cashflows are then discounted at a high quality corporate bond rate to determine its present value. These calculations are performed by independent actuaries.

The aggregate of the actuarially determined service costs of the currently employed personnel and the unwind of the discount on liabilities at the start of the period, less the expected investment return on the scheme assets at the start of the period, is recognised in the profit and loss account.

Actuarial gains and losses as a result of the changes in assumptions, the difference between actual and expected investment return on scheme assets or experience variances are recorded in the statement of total recognised gains and losses.

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242 Prudential plc Annual Report 2006

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Notes on the parent company financial statement

4. Investments of the Company

	Shares in subsidiary undertakings 2006 £m	Loans to subsidiary undertakings 2006 £m
At beginning of year	5,175	2,697
Impairment provision against investment in Egg	(301)	–
Other impairment provision	(10)	–
Additional investment in subsidiary undertakings*	1,221	–
Exchange rate movements	–	(2)
Net advance of loans	–	197
Provision against loans	–	(51)
At end of year	6,085	2,841

* This amount principally comprises increases in the carrying value of subsidiaries consequent to an internal corporate reorganisation and the purchase of the Egg minority interests.

5. Subsidiary undertakings

The principal subsidiary undertakings of the Company at 31 December 2006, all wholly owned except PCA Life Assurance Company Limited, were:

	Main activity	Country of incorporation
The Prudential Assurance Company Limited	Insurance	England and Wales
Prudential Annuities Limited*	Insurance	England and Wales
Prudential Retirement Income Limited (PRIL)*	Insurance	Scotland
M&G Investment Management Limited*	Investment management	England and Wales
Egg Banking plc	Banking	England and Wales
Jackson National Life Insurance Company*	Insurance	US
Prudential Assurance Company Singapore (Pte) Limited*	Insurance	Singapore
PCA Life Assurance Company Limited* (99% owned)	Insurance	Taiwan

* Owned by a subsidiary undertaking of the Company.

Each subsidiary has one class of ordinary shares and operates mainly in its country of incorporation, except for PRIL which operates mainly in England and Wales.

Egg Banking plc was a subsidiary of Egg plc. At 31 December 2005, the ordinary shares of Egg plc were listed and there was only one class of shares of which 78 per cent was owned by the Company, one per cent owned by other companies within the Prudential Group and 21 per cent owned by shareholders external to the Prudential Group.

In December 2005, the Company announced its intention to acquire the minority interests in Egg and the whole of those interests were acquired in the first half of 2006. Under the terms of the offer, Egg shareholders received 0.2237 new ordinary shares in the Company for each Egg share resulting in the issue of 41.6 million new shares in the Company.

In January 2007, the Company announced that it had entered into a binding agreement to sell Egg Banking plc to Citi, as set out in note 14.

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Notes on the parent company financial statement continued

6. Borrowings

	Long-term loans 2006 £m	Long-term loans 2005 £m	Other borrowings 2006 £m	Other borrowings 2005 £m	Total 2006 £m	Total 2005 £m
Core structural borrowings:						
£249m 5.5% Bonds 2009 (note i)	**248**	249	**–**	–	**248**	249
€500m 5.75% Subordinated Notes 2021 (note ii)	**335**	341	**–**	–	**335**	341
£300m 6.875% Bonds 2023	**300**	300	**–**	–	**300**	300
£250m 5.875% Bonds 2029	**249**	249	**–**	–	**249**	249
£435m 6.125% Subordinated Notes 2031	**427**	426	**–**	–	**427**	426
US$1,000m 6.5% Perpetual Subordinated Capital Securities (note iii)	**484**	554	**–**	–	**484**	554
US$250m 6.75% Perpetual Subordinated Capital Securities (note iv)	**125**	142	**–**	–	**125**	142
US$300m 6.5% Perpetual Subordinated Capital Securities (notes iv and v)	**149**	169	**–**	–	**149**	169
€20m Medium Term Subordinated Notes 2023 (note vi)	**13**	14	**–**	–	**13**	14
Total core structural borrowings	**2,330**	2,444	**–**	–	**2,330**	2,444
Other borrowings (note vii):						
Commercial paper	**–**	–	**2,017**	1,461	**2,017**	1,461
Floating Rate Notes 2007	**–**	–	**5**	–	**5**	–
Medium Term Notes 2010	**–**	–	**10**	11	**10**	11
Total borrowings	**2,330**	2,444	**2,032**	1,472	**4,362**	3,916

	Long-term loans 2006 £m	Long-term loans 2005 £m	Other borrowings 2006 £m	Other borrowings 2005 £m	Total 2006 £m	Total 2005 £m
Borrowings are repayable as follows:						
Within 1 year or on demand	**–**	–	**2,022**	1,461	**2,022**	1,461
Between 2 and 5 years	**248**	249	**10**	11	**258**	260
After 5 years	**2,082**	2,195	**–**	–	**2,082**	2,195
Total borrowings	**2,330**	2,444	**2,032**	1,472	**4,362**	3,916

	2006 £m	2005 £m
Recorded in the balance sheet as:		
Subordinated liabilities	**1,533**	1,646
Debenture loans	**797**	798
	2,330	2,444

Notes

(i) In February 2006, £1.3 million of the original bond issue of £250 million was redeemed.

(ii) The €500 million 5.75 per cent borrowings have been swapped into borrowings of £333 million with interest payable at six month £Libor plus 0.962 per cent.

(iii) Interest on the US$1,000 million 6.5 per cent borrowings has been swapped into floating rate payments at three month US$Libor plus 0.80 per cent.

(iv) These debts are exchangeable into preference shares at Prudential's option.

(v) Interest on the US$300 million 6.5 per cent borrowings has been swapped into floating rate payments at three month US$Libor plus 0.0225 per cent.

In 2006, the borrowings have been designated for hedge accounting at the Group consolidated level, but not at the Company level.

(vi) The €20 million Medium Term Subordinated Notes were issued at 20-year Euro Constant Maturity Swap (capped at 6.5 per cent). These have been swapped into borrowings of £14 million with interest payable at three month £Libor plus 1.2 per cent.

(vii) These borrowings support a short-term fixed income securities programme.

(viii) Under the terms of the Group's arrangements with its main UK banker, the bank has a right of set off between credit balances (other than those of long-term funds) and all overdrawn balances of those Group undertakings with similar arrangements.

(ix) The interests of the holders of the Subordinated Notes and the Subordinated Capital Securities are subordinate to the entitlements of other creditors of the Company.

244 Prudential plc Annual Report 2006

Group financial statements
Notes on the parent company financial statement

7. Derivative financial instruments

The table below analyses the fair value of derivatives of the Company at 31 December:

	2006 Fair value assets £m	2006 Fair value liabilities £m	2005 Fair value assets £m	2005 Fair value liabilities £m
Derivative financial instruments held to manage interest rate and currency profile:				
Interest rate swaps	**12**	**27**	29	22
Cross-currency swaps	**5**	**2**	12	2
Inflation-linked swap	**–**	**67**	–	82
Forward foreign currency contracts	**–**	**4**	–	38
Total	**17**	**100**	41	144

The change in fair value of the derivative financial instruments of the Company was a gain before tax of £131 million (2005: a loss before tax of £85 million).

The Company has a US$1,000 million fair value hedge in place which hedges the interest exposure on the US$1,000 million 6.5 per cent perpetual subordinated capital securities. During 2006, the Company entered into a transaction to extend the term of the interest-rate swap of this hedging relationship from 30 years to 50 years.

The derivative financial instruments were valued internally using standard market practices. In accordance with the Company's risk management framework, all internally generated valuations are subject to independent assessment against external counterparties' valuations.

8. Pension scheme financial position

The majority of UK Prudential staff are members of the Group's pension schemes. The largest scheme is the Prudential Staff Pension Scheme (PSPS). This scheme is primarily a defined benefit scheme but no employees with employment offers after 31 July 2003 are eligible for membership of the defined benefit section of the scheme. At 31 December 2006, on the FRS 17, 'Retirement Benefits' basis of valuation, PSPS accounts for 88 per cent (2005: 89 per cent) of the liabilities of the Group's defined benefit schemes.

For the purposes of preparing consolidated financial statements, the Group applies IFRS basis accounting including IAS 19, 'Employee Benefits'. However, the individual accounts of the Company continue to apply UK GAAP. For 2006, this includes the early adoption of the amendment to FRS 17 issued in December 2006 which aligns the FRS 17 disclosures with IAS 19.

During 2005, the allocation of surpluses and deficits attaching to PSPS between the Company and the unallocated surplus of the Prudential Assurance Company's (PAC) with-profits funds was clarified. The surpluses or deficits of PSPS have been apportioned based on the weighted cumulative activity attaching to the contributions paid into the scheme in the past. Prior to 2005, 20 per cent of the deficit has been attributed to the Company and 80 per cent to the PAC with-profits fund. At 31 December 2005, the deficit of PSPS was apportioned in the ratio 30/70 between the Company and the PAC with-profits fund following detailed consideration of the sourcing of previous contributions. This ratio has continued to be applied for 2006 to movements in the financial position that relate to opening assets and liabilities. However, the FRS 17 service charge and ongoing employer contributions, are allocated by reference to the cost allocation for current activity.

The projected unit method was used for the most recent full actuarial valuation. Defined benefit schemes are generally required to be subject to full actuarial valuation every three years to assess the appropriate level of funding for schemes having regard to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. PSPS was last actuarially valued as at 5 April 2005 and this valuation demonstrated the scheme to be 94 per cent funded, with a shortfall of actuarially determined assets to liabilities of six per cent, representing a deficit of £243 million.

The finalisation of the valuation as at 5 April 2005 was accompanied by changes to the basis of funding for the scheme. For 2006 and future years, deficit funding amounts designed to eliminate the actuarial deficit over a 10-year period have been and are being made. Total contributions to the scheme for deficit funding and employer contributions for ongoing service for current employees are expected to be of the order of £70 to 75 million per annum over a 10-year period. However, in 2006, total contributions for the year to 5 April 2006 were £137 million. This amount reflects the increased level of current contributions for ongoing service and deficit funding backdated to 6 April 2005. These amounts compared to total contributions in 2005 of £19 million.

Using external actuarial advice provided by the professionally qualified actuaries, Watson Wyatt Partners, for the valuation of PSPS, the most recent full valuations have been updated to 31 December 2006 applying the principles prescribed by FRS 17.

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Prudential plc Annual Report 2006 245

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Notes on the parent company financial statement continued

8. Pension scheme financial position continued

The key assumptions adopted were:

	2006 %	2005 %
Price inflation	**3.0**	2.8
Rate of increase in salaries	**5.0**	4.8
Rate of increase in pension payments for inflation:		
Guaranteed (maximum 5%)	**3.0**	2.8
Guaranteed (maximum 2.5%)	**2.5**	2.5
Discretionary	**2.5**	2.5
Rate used to discount scheme liabilities	**5.2**	4.8

Long-term expected rate of return	2006 %	2005 %
Equities	**7.5**	7.1
Bonds	**4.9**	4.5
Properties	**6.8**	6.4
Other assets	**5.0**	4.5
Weighted average long-term expected rate of return	**5.9**	6.1

The long-term expected rates of return have been determined after applying due consideration to the requirements of paragraph 54 of FRS 17, in particular, taking account of the values of the assets.

Further details on the PSPS scheme, including mortality assumptions, are shown in note I1 'Staff and Pension Plans' of the notes on the financial statements of the Group.

The assets and liabilities of PSPS were:

	31 Dec 2006		31 Dec 2005		31 Dec 2004	
	Value £m	%	Value £m	%	Value £m	%
Equities	**1,346**	**28.3**	2,293	52.1	2,366	62.1
Bonds	**2,077**	**43.8**	1,490	33.9	898	23.6
Properties	**580**	**12.2**	539	12.3	490	12.9
Other assets	**745**	**15.7**	75	1.7	56	1.4
Total value of assets	**4,748**	**100.0**	4,397	100.0	3,810	100.0
Present value of scheme liabilities	**4,607**		4,776		4,399	
Surplus (deficit) in the scheme	**141**		(379)		(589)	
Allocated as:						
Attributable to the PAC with-profits fund	**93**		(265)		(470)	
Attributable to the Company	**48**		(114)		(119)	
	141		(379)		(589)	
After deducting deferred tax, the amounts reflected in the balance sheet of the Company are:	**34**		(80)		(83)	

The change in the present value of the scheme liabilities and the change in the fair value of the assets is as follows:

	2006 £m	2005 £m
Present value of scheme liabilities, beginning of year	**4,776**	4,399
Service costs – current	**47**	44
Service costs – past	**–**	(115)
Interest	**226**	228
Employee contributions	**1**	0
Actuarial (gains) losses	**(249)**	405
Benefit payments	**(194)**	(185)
Present value of scheme liabilities, end of year	**4,607**	4,776

246 Prudential plc Annual Report 2006

Group financial statements
Notes on the parent company financial statement

8. Pension scheme financial position continued

	2006 £m	2005 £m
Fair value of pension scheme assets, beginning of year	**4,397**	3,810
Expected return on pension scheme assets	**266**	253
Employee contributions	**1**	0
Employer contributions*	**137**	19
Actuarial and other gains	**141**	500
Benefit payments	**(194)**	(185)
Fair value of pension scheme assets, end of year	**4,748**	4,397

* The contributions include deficit funding and ongoing contributions.

Pension charge and actuarial gains (losses) of PSPS

	2006 £m	2005 £m
Pension charge		
Operating charge:		
Current service cost	**(47)**	(44)
Past service cost	**–**	115
Finance income (expense):		
Interest on pension scheme liabilities	**(226)**	(228)
Expected return on pension scheme assets	**266**	253
	40	25
Total pension (charge) credit	**(7)**	96
Less: amount attributable to the PAC with-profits fund	**(6)**	(67)
Pension (charge) credit attributable to the Company	**(13)**	29

	2006 £m	2005 £m	2004 £m
Actuarial gains (losses)			
Actual less expected return on scheme assets (3% (2005: 11%) (2004: 3%) of assets)	**141**	500	104
Experience gains (losses) on scheme liabilities (0% (2005: 0%) (2004: 1%) of liabilities)	**17**	–	(25)
Changes in assumptions underlying the present value of scheme liabilities*	**232**	(405)	(128)
Total actuarial gains (losses) (9% (2005: 2%) (2004: (1)%) of the present value of the scheme liabilities)	**390**	95	(49)
Less: amount attributable to PAC with-profits fund	**(272)**	(66)	39
	118	29	(10)
Less: additional losses on change of estimate of allocation of opening PSPS deficit between the Company and the PAC with-profits fund	**–**	(59)	–
Actuarial gains (losses) attributable to the Company	**118**	(30)	(10)

* In 2006, a £37 million actuarial loss was recognised relating to the measurement of the death-in-service benefits.

The total actual return on scheme assets for PSPS was £407 million (2005: £753 million).

The actuarial gains before tax of £118 million (2005: actuarial losses of £30 million) attributable to the Company are recorded in the statement of total recognised gains and losses. Cumulative actuarial gains as at 31 December 2006 amount to £143 million (2005: £25 million).

The additional loss of £59 million in 2005 reflects the changed estimate of allocation in the deficit of PSPS from a ratio of 20/80 between the Company and the PAC with-profits fund prior to 2005 to a ratio of 30/70 from 2005 onwards.

Total employer contributions expected to be paid into the PSPS defined benefit scheme for the year ended 31 December 2007 amount to £75 million.

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9. Share capital and share premium

The authorised share capital of the Company is £220 million (2005: £170 million) (divided into 4,000,000,000 (2005: 3,000,000,000) ordinary shares of 5 pence each and 2,000,000,000 sterling preference shares of 1 pence each) and US$20 million (divided into 2,000,000,000 US dollar preference shares of 1 cent each) and €20 million (divided into 2,000,000,000 Euro preference shares of 1 cent each). None of the preference shares has been issued. A summary of the ordinary shares in issue is set out below:

Issued shares of 5 pence each fully paid	Number of shares	Share capital 2006 £m	Share premium 2006 £m
At beginning of year	2,386,784,266	119	1,564
Shares issued under share option schemes	2,953,552	–	15
Shares issued in lieu of cash dividends	12,940,993	1	75
Shares issued in respect of acquisition of Egg minority interests	41,633,614	2	243
Transfer to retained profit in respect of shares issued in lieu of cash dividends	–	–	(75)
At end of year	2,444,312,425	122	1,822

At 31 December 2006, there were options subsisting under share option schemes to subscribe for 10,722,274 (2005: 12,503,956) shares at prices ranging from 266 pence to 715 pence (2005: 266 pence to 715 pence) and exercisable by the year 2013 (2005: 2012). In addition, there were 4,113,481 (2005: 4,668,534) conditional options outstanding under the Restricted Share Plan exercisable at nil cost in the balance of a 10-year period. No further options will be issued under the Restricted Share Plan which has been replaced by the Group Performance Share Plan. There were 1,623,637 (2005: nil) conditional options outstanding under the Group Performance Share Plan exercisable at nil cost in the balance of a 10-year period. Further information on the Group's employee share options is given in note I2 'Share-based payments' of the notes on the financial statements of the Group.

10. Profit of the Company and reconciliation of movement in shareholders' funds

The profit after tax of the Company for the year was £834 million (2005: £118 million). After dividends of £398 million (2005: £378 million), actuarial gains net of tax in respect of the pension scheme of £83 million (2005: losses of £21 million) and a transfer from the share premium account of £75 million (2005: £51 million) in respect of shares issued in lieu of cash dividends, retained profit at 31 December 2006 amounted to £1,368 million (2005: £774 million). The Company employs no staff.

Fees payable to the Company's auditor for the audit of the Company's annual accounts were £0.1 million (2005: £0.1 million). In addition, the Company paid fees for other services of £0.6 million (2005: £0.6 million), which were wholly for services relating to corporate finance transactions.

A reconciliation of the movement in the shareholders' funds of the Company for the years ended 31 December 2006 and 2005 is given below:

	2006 £m	2005 £m
Profit for the year	**834**	118
Dividends	**(398)**	(378)
	436	(260)
Actuarial gains (losses) recognised in respect of the pension scheme net of related tax (note 8)	**83**	(21)
New share capital subscribed (note 9)	**336**	55
Net movement in shareholders' funds	**855**	(226)
Shareholders' funds at beginning of year	**2,457**	2,683
Shareholders' funds at end of year	**3,312**	2,457

248 Prudential plc Annual Report 2006

Group financial statements

Notes on the parent company financial statement

11. Directors’ remuneration

Information on directors’ remuneration is given in the directors’ remuneration report section within this Annual Report. Further information on the transactions of the directors with the Company and the Group is given in notes I3 ‘Key management remuneration’ and I5 ‘Related party transactions’ of the notes on the financial statements of the Group.

12. Dividends

A final dividend of 11.72 pence per share was proposed by the directors on 14 March 2007. Subject to shareholders’ approval, the dividend will be paid on 22 May 2007 to shareholders on the register at the close of business on 13 April 2007. The dividend will absorb an estimated £287 million of shareholders’ funds. A scrip dividend alternative will be offered to shareholders.

13. Guarantees

The Company provides a guarantee for the £150 million principal amount of the 9.375 per cent bonds due 2007, which have been issued by one of its finance subsidiaries. In certain instances the Company has also guaranteed that other subsidiaries will meet their obligations when they fall due for payment.

14. Post-balance sheet events

On 29 January 2007, the Company announced that it had entered into a binding agreement to sell Egg Banking plc, Prudential’s UK banking business, to Citi. Under the terms of the agreement, the consideration payable to the Company by Citi is £575 million in cash, subject to adjustment to reflect any change in net asset value between 31 December 2006 and completion. As a consequence of this agreement, it is appropriate to impair the carrying value of the Company’s investment by £301 million as shown in note 4.

The transaction is subject to regulatory approvals and is expected to complete by the end of April 2007.

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Statement of directors’ responsibilities in respect of the Annual Report and the financial statements

Statement of directors’ responsibilities in respect of the Annual Report and the financial statements

The directors are responsible for preparing the Annual Report and the Group and parent company financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare Group and parent company financial statements for each financial year. Under that law the directors are required to prepare the Group financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and have elected to prepare the parent company financial statements in accordance with UK Accounting Standards.

The Group financial statements are required by law and IFRS as adopted by the EU to present fairly the financial position and performance of the Group; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

The parent company financial statements are required by law to give a true and fair view of the state of affairs of the parent company. In preparing the Group and parent company financial statements, the directors are required to:

• Select suitable accounting policies and then apply them consistently;

• make judgements and estimates that are reasonable and prudent; • for the Group financial statements, state whether they have been prepared in accordance with IFRS as adopted by the EU;

• for the parent company financial statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent company financial statements; and • prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the parent company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a directors’ report, directors’ remuneration report and corporate governance statement that comply with that law and those regulations.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

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250 Prudential plc Annual Report 2006

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Independent auditor’s report to the members of Prudential plc

Independent auditor’s report to the members of Prudential plc

We have audited the Group and parent company financial statements (the financial statements) of Prudential plc for the year ended 31 December 2006 which comprise the consolidated Group income statement, the consolidated Group and parent company balance sheets, the consolidated Group cash flow statement, the consolidated Group statement of change in shareholders’ equity and the related notes on pages 99 to 249. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the directors’ remuneration report on pages 83 to 95 that is described as having been audited.

This report is made solely to the Company’s members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditor

The directors’ responsibilities for preparing the Annual Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), and for preparing the parent company financial statements and the directors’ remuneration report in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the statement of directors’ responsibilities on page 250. Our responsibility is to audit the financial statements and the part of the directors’ remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors’ remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the International Auditing Standards Regulation. We also report to you whether in our opinion the information given in the directors’ report is consistent with the financial statements. In addition, we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed. We review whether the corporate governance statement reflects the Company’s compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent mis-statements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors’ remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group’s and Company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors’ remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors’ remuneration report to be audited.

Opinion

In our opinion:

• the Group financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union, of the state of the Group’s affairs as at 31 December 2006 and of its profit for the year then ended; • the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; • the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the parent company’s affairs as at 31 December 2006; • the parent company financial statements and the part of the directors’ remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985; and • the information given in the directors’ report is consistent with the financial statements.

KPMG Audit Plc

Chartered Accountants Registered Auditor London 14 March 2007

statements Primary

A B C D E F G H I

company Parent EEV

Prudential plc Annual Report 2006 251

Group financial statements
European Embedded Value (EEV) basis supplementary information

European Embedded Value (EEV) basis supplementary information

Year ended 31 December 2006

Operating profit from continuing operations based on longer-term investment returns*

Results analysis by business area

	Note	2006 £m	2005 £m
UK operations			
New business	5	**266**	243
Business in force	6	**420**	183
Long-term business		**686**	426
M&G		**204**	163
Egg		**(145)**	44
Total		**745**	633
US operations			
New business	5	**259**	211
Business in force	6	**449**	530
Long-term business		**708**	741
Broker-dealer and fund management		**18**	24
Curian		**(8)**	(10)
Total		**718**	755
Asian operations			
New business	5	**514**	413
Business in force	6	**315**	163
Long-term business		**829**	576
Fund management		**50**	12
Development expenses		**(15)**	(20)
Total		**864**	568
Other income and expenditure			
Investment return and other income	7	**8**	42
Interest payable on core structural borrowings		**(177)**	(175)
Corporate expenditure:			
Group Head Office		**(83)**	(70)
Asia Regional Head Office		**(36)**	(30)
Charge for share-based payments for Prudential schemes		**(10)**	(11)
Total		**(298)**	(244)
UK restructuring costs	8	**(53)**	–
Operating profit from continuing operations based on longer-term investment returns		**1,976**	1,712
Analysed as profits (losses) from:			
New business	5	**1,039**	867
Business in force	6	**1,184**	876
Long-term business		**2,223**	1,743
Asia development expenses		**(15)**	(20)
Other operating results		**(179)**	(11)
UK restructuring costs	8	**(53)**	–
Total		**1,976**	1,712

*EEV basis operating profit from continuing operations based on longer-term investment returns excludes goodwill impairment charges, short-term fluctuations in investment returns, the mark to market value movements on core borrowings, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees caused by economic factors. The amounts for these items are included in total EEV profit. The directors believe that operating profit, as adjusted for these items, better reflects underlying performance. Profit on ordinary activities and basic earnings per share include these items together with actual investment returns. This basis of presentation has been adopted consistently throughout this supplementary information.

Primary statements A B C D E F G H I Parent company EEV

252 Prudential plc Annual Report 2006

Group financial statements
European Embedded Value (EEV) basis supplementary information

Summarised consolidated income statement – EEV basis
Year ended 31 December 2006

	Note	2006 £m	2005 £m
Operating profit from continuing operations based on longer-term investment returns			
UK insurance operations		**686**	426
M&G		**204**	163
Egg		**(145)**	44
UK operations		**745**	633
US operations		**718**	755
Asian operations		**864**	568
Other income and expenditure		**(298)**	(244)
UK restructuring costs	8	**(53)**	–
Operating profit from continuing operations based on longer-term investment returns		**1,976**	1,712
Goodwill impairment charge		**–**	(120)
Short-term fluctuations in investment returns	9	**745**	1,068
Mark to market value movements on core borrowings	10	**85**	(67)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	11	**207**	(47)
Effect of changes in economic assumptions and time value of cost of options and guarantees	12	**59**	(302)
Profit from continuing operations before tax (including actual investment returns)		**3,072**	2,244
Shareholder tax	13	**(859)**	(653)
Profit from continuing operations for the financial year after tax before minority interests		**2,213**	1,591
Discontinued operations (net of tax)		**–**	3
Profit for the year		**2,213**	1,594
Attributable to:			
Equity holders of the Company		**2,212**	1,582
Minority interests		**1**	12
Profit for the year		**2,213**	1,594

Earnings per share – EEV basis
Year ended 31 December 2006

	Note	2006	2005
Continuing operations			
From operating profit, based on longer-term investment returns, after related tax and minority interests of £1,390m (2005: £1,339m)	14	**57.6p**	56.6p
Based on profit from continuing operations after minority interests of £2,212m (2005: £1,579m)	14	**91.7p**	66.8p
Discontinued operations			
Based on profit from discontinued operations after minority interests		**–**	0.1p
Total – based on total profit for the financial year after minority interests of £2,212m (2005: £1,582m)		**91.7p**	66.9p
Average number of shares (millions)		**2,413**	2,365

Dividends per share
Year ended 31 December 2006

	2006	2005
Dividends relating to the reporting period:		
Interim dividend (2006 and 2005)	**5.42p**	5.30p
Final dividend (2006 and 2005)	**11.72p**	11.02p
Total	**17.14p**	16.32p
Dividends declared and paid in the reporting period:		
Current year interim dividend	**5.42p**	5.30p
Final dividend for prior year	**11.02p**	10.65p
Total	**16.44p**	15.95p

Primary statements A B C D E F G H I Parent company EEV

Prudential plc Annual Report 2006 253

Group financial statements
European Embedded Value (EEV) basis supplementary information

European Embedded Value (EEV) basis supplementary information continued

Primary statements
A
B
C
D
E
F
G
H
I
Parent company
EEV

Movement in shareholders' capital and reserves (excluding minority interests) – EEV basis

Year ended 31 December 2006

	Note	2006 £m	2005 £m
Profit for the year attributable to equity shareholders of the Company		**2,212**	1,582
Items taken directly to equity:			
Cumulative effect of changes in accounting policies on the adoption of IAS 32, IAS 39 and IFRS 4, net of related tax, at 1 January 2005		**–**	(25)
Unrealised valuation movements on Egg securities classified as available-for-sale		**(2)**	(1)
Movement on cash flow hedges		**7**	(4)
Exchange movements		**(359)**	377
Related tax		**(74)**	65
Acquisition of Egg minority interests		**(167)**	–
New share capital subscribed		**336**	55
Dividends		**(399)**	(380)
Reserve movements in respect of share-based payments		**15**	15
Treasury shares:			
Movement in own shares in respect of share-based payment plans		**6**	0
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		**0**	3
Cumulative adjustments at 31 December 2006, net of related tax, for Jackson assets backing surplus and required capital	16(vi)	**7**	–
Net increase in shareholders' capital and reserves	16	**1,582**	1,687
Shareholders' capital and reserves at beginning of year (excluding minority interests)		**10,301**	8,614
Shareholders' capital and reserves at end of year (excluding minority interests)	15, 16	**11,883**	10,301
Comprising:			
UK operations:			
Long-term business		**5,813**	5,132
M&G:			
Net assets		**230**	245
Acquired goodwill		**1,153**	1,153
Egg		**292**	303
		7,488	6,833
US operations		**3,360**	3,418
Asian operations:			
Net assets		**2,637**	2,070
Acquired goodwill		**172**	172
Other operations:			
Holding company net borrowings		**(1,542)**	(1,724)
Other net liabilities		**(232)**	(468)
Shareholders' capital and reserves at end of year (excluding minority interests)	15, 16	**11,883**	10,301
Net asset value per share (in pence)			
Based on EEV basis shareholders' funds of £11,883m (2005: £10,301m)		**486p**	432p
Number of issued shares at year end (millions)		**2,444**	2,387

254 Prudential plc Annual Report 2006

Group financial statements
European Embedded Value (EEV) basis supplementary information

Summarised consolidated balance sheet – EEV basis
31 December 2006

	Note	2006 £m	2005 £m
Total assets less liabilities, excluding insurance funds		**183,130**	174,231
Less insurance funds*:			
Policyholder liabilities (net of reinsurers' share) and unallocated surplus of with-profits funds		**(177,642)**	(169,037)
Less shareholders' accrued interest in the long-term business		**6,395**	5,107
		(171,247)	(163,930)
Total net assets	16	**11,883**	10,301
Share capital		**122**	119
Share premium		**1,822**	1,564
Statutory basis shareholders' reserves		**3,544**	3,511
Additional EEV basis retained profit		**6,395**	5,107
Shareholders' capital and reserves (excluding minority interests)	16	**11,883**	10,301

* Including liabilities in respect of insurance products classified as investment products under IFRS 4.

The supplementary information on pages 252 to 280 was approved by the Board of directors on 14 March 2007.



Sir David Clementi
Chairman



Mark Tucker
Group Chief Executive



Philip Broadley
Group Finance Director

Primary statements
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E
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EEV

Prudential plc Annual Report 2006 255

Group financial statements

European Embedded Value (EEV) basis supplementary information

Notes on the EEV basis supplementary information

1. Basis of preparation

The EEV basis results have been prepared in accordance with the EEV principles issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the Additional Guidance on EEV Disclosures published in October 2005. Where appropriate the EEV basis results include the effects of adoption of International Financial Reporting Standards (IFRS).

The EEV results for the Group are prepared for ‘covered business’ as defined by the EEV Principles. Covered business represents the Group’s long-term insurance business for which the value of new and in-force contracts is attributable to shareholders. The EEV basis results for the Group’s covered business are then combined with the IFRS basis results of the Group’s other operations.

The definition of long-term business operations is consistent with previous practice and comprises those contracts falling under the definition of long-term insurance business for regulatory purposes together with, for US operations, contracts that are in substance the same as guaranteed investment contracts (GICs) but do not fall within the technical definition. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal fund management.

With two principal exceptions, covered business comprises the Group’s long-term business operations. The principal exceptions are for the closed Scottish Amicable Insurance Fund (SAIF) and for the presentational treatment of the financial position of two of the Group’s defined benefit pension schemes. A very small amount of UK group pensions business is also not modelled for EEV reporting purposes. SAIF is a ring-fenced sub-fund of the PAC long-term fund, established by a Court approved Scheme of Arrangement in October 1997. SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund. In 2006, a bulk annuity arrangement between SAIF and Prudential Retirement Income Limited (PRIL), a shareholder-owned subsidiary, took place as explained in note 5a. Reflecting the altered economic interest from SAIF policyholders to Prudential shareholders, this arrangement represents a transfer from business of the Group that is not ‘covered’ to business that is ‘covered’ with consequential effect on the EEV basis results.

As regards the Group’s defined benefit pension schemes, the surplus or deficit attaching to the Prudential Staff Pension Scheme (PSPS) and Scottish Amicable Pension scheme are excluded from the value of UK operations and included in the total for other operations. The surplus and deficit amounts are partially attributable to the Prudential Assurance Company (PAC) with-profits fund and shareholder-backed long-term business and partially to other parts of the Group. In addition to the IFRS surplus or deficit, the shareholders’ 10 percent share of the PAC with-profits sub-fund’s interest in the movement on the financial position of the schemes is recognised for EEV reporting purposes.

The directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles.

2. Methodology (a) Embedded value

Overview

The embedded value is the present value of the shareholders’ interest in the earnings distributable from assets allocated to covered business after sufficient allowance has been made for the aggregate risks in that business. The shareholders’ interest in the Group’s long-term business comprises: • present value of future shareholder cash flows from in-force covered business (value of in-force business), less a deduction for the cost of locked-in (encumbered) capital; • locked-in (encumbered) capital; and • shareholders’ net worth in excess of encumbered capital.

The value of future new business is excluded from the embedded value.

Notwithstanding the basis of presentation of results (as explained in notes 4 and 6) no smoothing of market or account balance values, unrealised gains or investment returns is applied in determining the embedded value or the profit before tax.

Value of in-force business

The embedded value results are prepared incorporating best estimate assumptions about all relevant factors including levels of future investment returns, expenses, surrender levels and mortality. These assumptions are used to project future cash flows. The present value of the future cash flows is then calculated using a discount rate which reflects both the time value of money and the non-diversifiable risks associated with the cash flows that are not otherwise allowed for.

The total profit that emerges over the lifetime of an individual contract as calculated using the embedded value basis is the same as that calculated under the IFRS basis. Since the embedded value basis reflects discounted future cash flows, under this methodology the profit emergence is advanced thus more closely aligning the timing of the recognition of profits with the efforts and risks of current management actions, particularly with regard to business sold during the year.

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256 Prudential plc Annual Report 2006

Group financial statements

European Embedded Value (EEV) basis supplementary information

2. Methodology continued

Cost of capital

A charge is deducted from the embedded value for the cost of capital supporting the Group’s long-term business. This capital is referred to as encumbered capital. The cost is the difference between the nominal value of the capital and the discounted value of the projected releases of this capital allowing for investment earnings (net of tax) on the capital.

The annual result is affected by the movement in this cost from year to year which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off.

Where capital is held within a with-profits long-term fund, the value placed on surplus assets in this fund is already discounted to reflect their release over time and no further adjustment is necessary in respect of encumbered capital. However, where business is funded directly by shareholders, the capital requires adjustment to reflect the cost of that capital to shareholders.

Financial options and guarantees

Nature of options and guarantees in Prudential’s long-term business

UK insurance operations

The only significant financial options and guarantees in the UK insurance operations arise in the with-profits sub-fund and SAIF. With-profits products provide returns to policyholders through bonuses that are smoothed. There are two types of bonuses: annual and final. Annual bonuses are declared once a year and, once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, final bonuses are guaranteed only until the next bonus declaration. The with-profits sub-fund held a provision on the Pillar 1 Peak 2 basis of £47 million (2005: £52 million) at 31 December 2006 to honour guarantees on a small amount of guaranteed annuity option products.

Beyond the generic features described above, and the provisions held in respect of guaranteed annuities, there are very few explicit options or guarantees of the with-profits sub-fund such as minimum investment returns, surrender values, or annuity values at retirement and any granted have generally been at very low levels.

The Group’s main exposure to guaranteed annuity options in the UK is through SAIF and a provision on the Pillar 1 Peak 2 basis of £561 million (2005: £619 million) was held in SAIF at 31 December 2006 to honour the guarantees.

Jackson National Life (Jackson)

The principal options and guarantees in Jackson are associated with the fixed annuity and variable annuity lines of business. Fixed annuities provide that, at Jackson’s discretion, it may reset the interest rate credited to policyholders’ accounts, subject to a guaranteed minimum. The guaranteed minimum return varies from 1.5 per cent to 5.5 per cent (2005: 1.5 per cent to 5.5 per cent), depending on the particular product, jurisdiction where issued, and date of issue. At 31 December 2006, 70 per cent (2005: 73 per cent) of the fund relates to policies with guarantees of three per cent or less. The average guarantee rate is 3.2 per cent (2005: 3.3 per cent). Fixed annuities also present a risk that policyholders will exercise their option to surrender their contracts in periods of rapidly rising interest rates, possibly requiring Jackson to liquidate assets at an inopportune time.

Variable annuity contracts may contain guarantees of certain minimum payments in the event of death, withdrawal or annuitisation. These guarantees may be related to (a) the amount of total deposits made to the contract adjusted for any partial withdrawals, (b) the total deposits made to the contract adjusted for any partial withdrawals, plus a minimum annual return, or (c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the contract anniversary.

These guarantees generally protect the policyholder’s value in the event of poor equity market performance.

Jackson also issues fixed index annuities that enable policyholders to obtain a portion of an equity-linked return while providing a guaranteed minimum return. The guaranteed minimum returns would be of a similar nature to those described above for fixed annuities.

Asian operations

Subject to local market circumstances and regulatory requirements, the guarantee features described above in respect of UK business broadly apply to similar types of participating contracts written in the PAC Hong Kong branch, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.

Non-participating long-term products are the only ones where the insurer is contractually obliged to provide guarantees on all benefits. The most significant book of non-participating business in the Group’s Asian operations is Taiwan’s whole of life contracts. For these contracts there are floor levels of policyholder benefits that accrue at rates set at inception by reference to minimum returns established by local regulation. These rates do not vary subsequently with market conditions. Under these contracts the cost of premiums are also fixed at inception based on a number of assumptions at that time, including long-term interest rates, mortality assumptions and expenses. The guaranteed maturity and surrender values reflect the pricing basis.

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Prudential plc Annual Report 2006 257

Group financial statements

European Embedded Value (EEV) basis supplementary information

Notes on the EEV basis supplementary information continued

2. Methodology continued

Time value

The value of financial options and guarantees comprises two parts. One is given by a deterministic valuation on best estimate assumptions (the intrinsic value). The other part arises from the variability of economic outcomes in the future (the time value).

Where appropriate, a full stochastic valuation has been undertaken to determine the value of the in-force business including the cost of capital. A deterministic valuation of the in-force business is also derived using consistent assumptions and the time value of the financial options and guarantees is derived as the difference between the two.

The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations.

Assumptions specific to the stochastic calculations such as equity volatility and credit losses reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of long-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with an allowance for correlation between the various asset classes. Details of the key characteristics of each model are given in note 3.

(b) Level of encumbered capital

In adopting the EEV Principles, Prudential has based encumbered capital on its internal targets for economic capital subject to it being at least the local statutory minimum requirements. Economic capital is assessed using internal models, but when applying the EEV Principles Prudential does not take credit for the significant diversification benefits that exist within the Group. For with-profits business written in a segregated life fund, as is the case in the UK and Asia, the capital available in the fund is sufficient to meet the encumbered capital requirements.

• UK: the economic capital requirements for annuity business are fully met by Pillar I requirements being four per cent of mathematical reserves, which are also sufficient to meet Pillar II requirements;

• US: the level of encumbered capital has been set as 235 per cent of the risk-based capital required by the National Association of Insurance Commissioners at the Company Action Level (CAL), which is sufficient to meet the economic capital requirement;

• Asia: the economic capital requirement is substantially higher than local statutory requirements in total. Economic capital requirements vary by territory, but in aggregate, the encumbered capital is equivalent to the amount required under the Financial Conglomerates Directive (FCD).

The table below summarises the levels of encumbered capital as a percentage of the relevant statutory requirement:

Capital as a percentage of relevant statutory requirement

UK insurance operations 100% of EU minimum Jackson 235% of CAL Asian operations 100% of FCD

(c) Risk discount rates

Overview

Under the EEV Principles, discount rates used to determine the present value of future cash flows are set equal to risk-free rates plus a risk margin. The risk margin should reflect any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation. Prudential has selected a granular approach to better reflect differences in risk inherent in each product group. The risk discount rate so derived does not reflect a market beta but instead reflects the expected volatility associated with the cash flows in the embedded value model.

Since financial options and guarantees are explicitly valued under the EEV methodology, discount rates under EEV are set excluding the effect of these product features.

As Prudential’s UK shareholder-backed annuity business is predominantly backed by fixed interest securities, the beta methodology described above is not appropriate. We have therefore used a market consistent embedded value (MCEV) approach to derive an implied risk discount rate which is then applied to the projected cash flows.

In the annuity MCEV calculations, the future cash flows were discounted using the gilt yield curve plus 34 basis points (2005: gilt yield curve plus 27 basis points). The 34 basis points was based on our assessment of the liquidity premium available in the yield on the assets backing the annuity liabilities.

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258 Prudential plc Annual Report 2006

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European Embedded Value (EEV) basis supplementary information

2. Methodology continued

Allowance for risk

The risk allowance in the risk discount rate is determined as follows:

Market risk

Under the Capital Asset Pricing Methodology (CAPM) the discount rate is determined as: Discount rate = risk-free rate + (beta x equity risk premium) Under CAPM, the beta of a portfolio or product measures its relative market risk.

The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product cash flows. They are determined by considering how the profits from each product are affected by changes in expected returns on various asset classes. By converting this into a relative rate of return it is possible to derive a product specific beta.

CAPM does not include any allowance for non-market risks since these are assumed to be fully diversifiable. For EEV purposes, however, a risk margin is added for non-diversifiable non-market risks and to cover Group level risks.

Product-level betas are calculated each year. They are combined with the most recent product mix to produce appropriate betas and risk discount rates for each major product grouping.

Diversifiable non-market risks

No allowance is required for non-market risks where these are assumed to be fully diversifiable. The majority of non-market risks are considered to be diversifiable.

Non-diversifiable, non-market risks

Finance theory cannot be used to determine the appropriate component of beta for non-diversifiable non-market risks since there is no observable risk premium associated with it that is akin to the equity risk premium. Recognising this, a pragmatic approach has been used. A constant margin of 50 basis points (2005: 50 basis points) has been added to the risk margin derived for market risk to cover the non-diversifiable non-market risks associated with the business. For UK shareholder-backed annuity business an additional margin of 100 basis points was used (2005: 100 basis points).

(d) Management actions

In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions have been modelled. Management actions encompass, but are not confined to, the following areas: • investment allocation decisions; • levels of reversionary bonuses and credited rates; and • total claim values.

Bonus rates are projected from current levels and varied in accordance with assumed management actions applying in the emerging investment and fund solvency conditions.

In all instances, the modelled actions are in accordance with approved local practice and therefore reflect the options actually available to management. For the PAC with-profits sub-fund, the actions assumed are consistent with those set out in the Principles and Practices of Financial Management.

(e) With-profits business and the treatment of the estate

For the PAC with-profits sub-fund, the shareholders’ interest in the estate is derived by increasing terminal bonus rates so as to exhaust the estate over the lifetime of the in-force with-profits business. In those few extreme scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders.

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Prudential plc Annual Report 2006 259

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European Embedded Value (EEV) basis supplementary information

Notes on the EEV basis supplementary information continued

2. Methodology continued (f) Pension costs

The Group operates three defined benefit schemes in the UK. The principal scheme is the Prudential Staff Pension Scheme (PSPS). The other two, much smaller, schemes are the Scottish Amicable and M&G schemes. There is also a small scheme in Taiwan. Under IFRS the surpluses or deficits attaching to these schemes are accounted for in accordance with the provisions of IAS 19. The surpluses or deficits represent the difference between the market value of the schemes’ assets and the discounted value of projected future benefit payments to retired members and deferred pensioners and, to the extent of service to date, current employed members. For PSPS the surplus or deficit at the reporting date is allocated between the PAC with-profits sub-fund and shareholder-backed operations by reference to the activities of the members of the scheme during their period of service. For the 2005 year end the deficit at that time was allocated in the ratio 70/30. This ratio has continued to be applied to movements in the financial position that relate to opening assets and liabilities at 1 January 2006. However, the service charge and contribution for ongoing service are allocated by reference to the cost allocation for current business.

Under the EEV basis the IAS 19 basis surplus or deficit is initially allocated in the same manner. The shareholders’ 10 per cent interest in the PAC with-profits sub-fund estate is determined after inclusion of the portion of the IAS 19 basis surplus or deficit attributable to the fund. Adjustments under EEV in respect of accounting for surpluses or deficits on defined benefit schemes are reflected as part of ‘Other Operations’, as shown in note 15.

Separately, the projected cash flows of in-force covered business include contributions to the defined benefit schemes for future service based on the contribution basis applying to the schemes at the time of the preparation of the results.

(g) Debt capital

Core structural debt liabilities are carried at market value.

3. Assumptions

(a) Best estimate assumptions

Best estimate assumptions are used for the cash flow projections, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain.

Assumptions required in the calculation of the value of options and guarantees, for example relating to volatilities and correlations, or dynamic algorithms linking liabilities to assets, have been set equal to the best estimates and, wherever material and practical, reflect any dynamic relationships between the assumptions and the stochastic variables.

(b) Principal economic assumptions

Deterministic

In most countries, the long-term expected rates of return on investments and risk discount rates are set by reference to period end rates of return on cash or fixed interest securities. This ‘active’ basis of assumption setting has been applied in preparing the results of all the Group’s UK and US long-term business operations. For the Group’s Asian operations, the active basis is appropriate for business written in Japan, Korea and US dollar denominated business written in Hong Kong.

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260 Prudential plc Annual Report 2006

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3. Assumptions continued

An exception to this general rule is that for countries where long-term fixed interest markets are underdeveloped, investment return assumptions and risk discount rates are based on an assessment of longer-term economic conditions. Except for the countries listed above, this basis is appropriate for the Group's Asian operations.

Expected returns on equity and property asset classes are derived by adding a risk premium, also based on the long-term view of Prudential's economists in respect of each territory, to the risk-free rate. In the UK, the equity risk premium is 4.0 per cent (2005: 4.0 per cent) above risk-free rates. The equity risk premium in the US is also 4.0 per cent (2005: 4.0 per cent). In Asia, equity risk premiums range from 3.0 per cent to 5.8 per cent (2005: 3.0 per cent to 5.75 per cent). Best estimate assumptions for other asset classes, such as corporate bond spreads, are set consistently.

Assumed investment returns reflect the expected future returns on the assets held and allocated to the covered business at the valuation date.

The table below summarises the principal financial assumptions:

	31 Dec 2006 %	31 Dec 2005 %
UK insurance operations		
Risk discount rate:		
New business	**7.8**	7.55
In force	**8.0**	7.7
Pre-tax expected long-term nominal rates of investment return:		
UK equities	**8.6**	8.1
Overseas equities	**8.6 to 9.3**	8.1 to 8.75
Property	**7.1**	6.4
Gilts	**4.6**	4.1
Corporate bonds	**5.3**	4.9
Expected long-term rate of inflation	**3.1**	2.9
Post-tax expected long-term nominal rate of return for the with-profits fund:		
Pension business (where no tax applies)	**7.5**	7.1
Life business	**6.6**	6.3
US operations (Jackson)		
Risk discount rate:		
New business	**7.6**	6.9
In force	**6.7**	6.1
Expected long-term spread between earned rate and rate credited to policyholders for single premium deferred annuity business	**1.75**	1.75
US 10-year treasury bond rate at end of period	**4.8**	4.4
Pre-tax expected long-term nominal rate of return for US equities	**8.8**	8.4
Expected long-term rate of inflation	**2.5**	2.4

Primary statements A B C D E F G H I Parent company EEV

Prudential plc Annual Report 2006 261

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Notes on the EEV basis supplementary information continued

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3. Assumptions continued

Asian operations

	China 31 Dec 2006 %	Hong Kong (notes iii, iv, v) 31 Dec 2006 %	India 31 Dec 2006 %	Indonesia 31 Dec 2006 %	Japan 31 Dec 2006 %	Korea 31 Dec 2006 %	China 31 Dec 2005 %	Hong Kong (notes iii, iv, v) 31 Dec 2005 %	India 31 Dec 2005 %	Indonesia 31 Dec 2005 %	Japan 31 Dec 2005 %	Korea 31 Dec 2005 %
Risk discount rate:												
New business	**12.0**	**6.6**	**16.5**	**17.5**	**5.3**	**9.5**	12.0	5.9	16.5	17.5	5.0	10.3
In force	**12.0**	**6.8**	**16.5**	**17.5**	**5.3**	**9.5**	12.0	6.15	16.5	17.5	5.0	10.3
Expected long-term rate of inflation	**4.0**	**2.25**	**5.5**	**6.5**	**0.0**	**2.75**	4.0	2.25	5.5	6.5	0.0	2.75
Government bond yield	**9.0**	**4.7**	**10.5**	**11.5**	**2.1**	**5.0**	9.0	4.8	10.5	11.5	1.8	5.8

	Malaysia (notes iv, v) 31 Dec 2006 %	Philippines 31 Dec 2006 %	Singapore (notes iv, v) 31 Dec 2006 %	Taiwan (notes ii, v) 31 Dec 2006 %	Thailand 31 Dec 2006 %	Vietnam 31 Dec 2006 %	Malaysia (notes iv, v) 31 Dec 2005 %	Philippines 31 Dec 2005 %	Singapore (notes iv, v) 31 Dec 2005 %	Taiwan (notes ii, v) 31 Dec 2005 %	Thailand 31 Dec 2005 %	Vietnam 31 Dec 2005 %
Risk discount rate:												
New business	**9.5**	**16.5**	**6.9**	**8.8**	**13.75**	**16.5**	9.4	16.5	6.7	9.0	13.75	16.5
In force	**9.2**	**16.5**	**6.9**	**9.3**	**13.75**	**16.5**	9.0	16.5	6.8	9.4	13.75	16.5
Expected long-term rate of inflation	**3.0**	**5.5**	**1.75**	**2.25**	**3.75**	**5.5**	3.0	5.5	1.75	2.25	3.75	5.5
Government bond yield	**7.0**	**10.5**	**4.5**	**5.5**	**7.75**	**10.5**	7.0	10.5	4.5	5.5	7.75	10.5

	Asia total 31 Dec 2006 %	Asia total 31 Dec 2005 %
Weighted risk discount rate (note i):		
New business	**9.8**	9.8
In force	**8.8**	8.4

Notes

(i) The weighted discount rates for the Asian operations shown above have been determined by weighting each country's discount rates by reference to the EEV basis operating result for new business and the closing value of in-force business.

(ii) For traditional business in Taiwan, the economic scenarios used to calculate the 2006 and 2005 EEV basis results reflect the assumption of a phased progression of the bond yields from the current rates applying to the assets held to the long-term expected rates. The projections assume that in the average scenario, the current bond yields of around 2 per cent trend towards 5.5 per cent at 31 December 2013 (2005: 2 per cent trend towards 5.5 per cent at 31 December 2012).

In projecting forward the Fund Earned Rate, allowance is made for the mix of assets in the fund, future investment strategy, and further market value depreciation of bonds held as a result of assumed future yield increases. These factors, together with the assumption of the phased progression in bond yields, give rise to an average assumed Fund Earned Rate that trends from 2.1 per cent for 2006 to 5.7 per cent for 2014. The assumed Fund Earned Rate falls to 1.4 per cent in 2007 and remains below 2.1 per cent for a further five years. This feature is due to the depreciation of bond values as yields rise. Thereafter, the assumed Fund Earned Rate fluctuates around a target of 5.9 per cent. This projection compares with that applied for the 2005 results of a grading from an assumed rate of 2.3 per cent for 2005 to 5.4 per cent for 2013. Consistent with the EEV methodology applied, a constant discount rate has been applied to the projected cash flows.

(iii) The assumptions shown are for US dollar denominated business which comprises the larger proportion of the in-force Hong Kong business.

(iv) Assumed equity yields
The most significant equity holdings in the Asian operations are in Hong Kong, Singapore and Malaysia. The mean equity return assumptions for those territories at 31 December 2006 were 8.7 per cent (31 December 2005: 8.6 per cent), 9.3 per cent (31 December 2005: 9.3 per cent) and 12.8 per cent (31 December 2005: 12.8 per cent) respectively. To obtain the mean, an average over all simulations of the accumulated return at the end of the projection period is calculated. The annual average return is then calculated by taking the root of the average accumulated return minus 1.

(v) For Singapore, Malaysia, Taiwan and Hong Kong, cash rates are used in setting the risk discount rates.

262 Prudential plc Annual Report 2006

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3. Assumptions continued

Stochastic

The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations described above. Assumptions specific to the stochastic calculations such as the volatilities of asset returns reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of longer-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with allowance for correlation between the various asset classes.

Details are given below of the key characteristics and calibrations of each model.

UK insurance operations

- Interest rates are projected using a two-factor model calibrated to actual market data;
- the risk premium on equity assets is assumed to follow a log-normal distribution;
- the corporate bond return is calculated as the return on a zero-coupon bond plus a spread. The spread process is a mean reverting stochastic process; and
- property returns are modelled in a similar fashion to corporate bonds, namely as the return on a riskless bond, plus a risk premium, plus a process representative of the change in residual values and the change in value of the call option on rents.

The rates to which the model has been calibrated are set out below:

Mean returns have been derived as the annualised arithmetic average return across all simulations and durations.

Standard deviations have been calculated by taking the annualised variance of the returns over all the simulations, taking the square root and averaging over all durations in the projection. For bonds the standard deviations relate to the yields on bonds of the average portfolio duration. For equity and property, they relate to the total return on these assets. The standard deviations applied are as follows:

	Standard deviation	
	2006	2005
Government bond yield	**2.0**	2.0
Corporate bond yield	**5.5**	5.5
Equities:		
UK	**18.0**	18.0
Overseas	**16.0**	16.0
Property	**15.0**	15.0

Jackson

- Interest rates are projected using a log-normal generator calibrated to actual market data;
- corporate bond returns are based on Treasury securities plus a spread that has been calibrated to current market conditions and varies by credit quality; and
- variable annuity equity and bond returns have been stochastically generated using a regime-switching log-normal model with parameters determined by reference to historical data. The volatility of equity fund returns ranges from 18.6 per cent to 28.1 per cent (2005: 18.6 per cent to 28.1 per cent), depending on risk class, and the volatility of bond funds ranges from 1.4 per cent to 2.0 per cent (2005: 1.4 per cent to 1.8 per cent).

Asian operations

The same asset return models, as used in the UK, appropriately calibrated, has been used for the Asian operations. The principal asset classes are government and corporate bonds. Equity holdings are much lower than in the UK whilst property is not held as an investment asset.

The stochastic cost of guarantees is only of significance for the Hong Kong, Singapore, Malaysia and Taiwan operations.

The mean stochastic returns are consistent with the mean deterministic returns for each country. The volatility of equity returns ranges from 18 per cent to 25 per cent (2005: 18 per cent to 26 per cent) and the volatility of government bond yields ranges from 1.4 per cent to 2.5 per cent (2005: 1.3 per cent to 2.2 per cent).

Primary statements
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B
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D
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F
G
H
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Prudential plc Annual Report 2006 263

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European Embedded Value (EEV) basis supplementary information

Notes on the EEV basis supplementary information continued

3. Assumptions continued (c) Demographic assumptions

Persistency, mortality and morbidity assumptions are based on an analysis of recent experience but also reflect expected future experience. Where relevant, when calculating the time value of financial options and guarantees, policyholder withdrawal rates vary in line with the emerging investment conditions according to management’s expectations.

(d) Expense assumptions

Expense levels, including those of service companies that support the Group’s long-term business operations, are based on internal expense analysis investigations and are appropriately allocated to acquisition of new business and renewal of in-force business. Exceptional expenses are identified and reported separately.

Asia development and Regional Head Office expenses are charged to EEV basis results as incurred. No adjustment is made to the embedded value of covered business as the amounts of expenditure that relate to operating expenses are not material. Similarly, corporate expenditure for Group Head Office, to the extent not allocated to the PAC with-profits sub-fund, is charged to the EEV basis result as incurred.

(e) Inter-company arrangements

The EEV results for covered business incorporate the effect of the reinsurance arrangement of non-profit immediate pension annuity liabilities of SAIF to Prudential Retirement Income Limited, as described in note 5(a). In addition, the analysis of free surplus and value of in-force business takes account of the impact of contingent loan arrangements between Group companies.

(f) Taxation and other legislation

Current taxation and other legislation has been assumed to continue unaltered except where changes have been announced and the relevant legislation passed.

(g) Fund management and service companies

The value of future profits or losses from fund management and service companies that support the Group’s covered businesses are included in the profits for new business and the in-force value of the Group’s long-term business.

4. Accounting presentation (a) Analysis of profit before tax

To the extent applicable, presentation of the EEV profit for the year is consistent with the basis the Group applies for analysis of IFRS basis profits before shareholder taxes between operating and non-operating results. Operating results reflect the underlying results of the Group’s continuing operations including longer-term investment returns. Operating results include the impact of routine changes of estimates and non-economic assumptions. Non-operating results include certain recurrent and exceptional items that primarily do not reflect the performance in the year of the Group’s continuing operations.

(b) Investment return

Profit before tax

With the exception of debt securities held by Jackson, investment gains and losses during the year (to the extent that changes in capital values do not directly match changes in liabilities) are included directly in the profit for the year and shareholders’ funds as they arise. In the case of Jackson, market value movements on debt securities are initially recorded as movements in shareholder reserves, reflecting the available-for-sale (AFS) categorisation under IFRS. Similarly, the value movements on derivatives are recorded in the income statement. However, it is assumed that fixed income investments backing liabilities will normally be held until maturity. Therefore, unrealised gains and losses on these securities are not reflected in either the EEV or statutory basis results and, except on realisation or impairment of investments, only income received and the amortisation of the difference between cost and maturity values are recognised to the extent attributable to shareholders. This is consistent with the basis of valuation of future cash flows of in-force business, which inter alia, reflects spread basis earnings which are not directly affected by short-term value movements in fixed income securities. Similar principles apply to value movements on Jackson’s derivatives that are fair valued for IFRS reporting with value movements booked in the IFRS income statement. From 31 December 2006, fixed income securities backing the free surplus and required capital are accounted for at fair value. However, consistent with the AFS treatment applied for IFRS, movements in unrealised appreciation are accounted for in equity rather than in the income statement.

Investment returns reflect those earned on a market basis over the period without smoothing, but after appropriate adjustments for movements in the additional shareholders’ interest recognised on the EEV basis.

Operating profit

Investment returns, including investment gains, in respect of long-term insurance business are recognised in operating results at the expected long-term rate of return. For the purposes of calculating the longer-term investment return to be included in the operating results of UK operations, where equity holdings are a significant proportion of investment portfolios, values of assets at the beginning of the reporting period are adjusted to remove the effects of short-term market volatility.

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264 Prudential plc Annual Report 2006

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4. Accounting presentation continued

For the purposes of determining the long-term returns for debt securities of shareholder-backed operations, a risk margin charge is included which reflects the expected long-term rate of default based on the credit quality of the portfolio. Interest-related realised gains and losses are amortised to the operating results over the maturity period of the sold bonds. For equity-related investments of Jackson, a long-term rate of return is assumed, which reflects the aggregation of risk-free rates and equity risk premium.

(c) Pension costs

Profit before tax

Movements on the shareholders' share of surplus or deficit of the Group's defined benefit pension schemes adjusted for contributions paid in the year are recorded within the income statement. Consistent with the basis of distribution of bonuses and the treatment of the estate described in notes 2d) and 2e), the shareholders' share incorporates 10 per cent of the proportion of the surplus or deficit attributable to the PAC with-profits sub-fund. The surplus or deficit is determined by applying the requirements of IAS 19.

Actuarial gains and losses

Actuarial gains and losses comprise:

- the difference between actual and expected return on the scheme assets;
- experience gains and losses on scheme liabilities; and
- the impact of altered economic and other assumptions on the discounted value of scheme liabilities.

These items are recorded in the income statement but, consistent with the IFRS basis of presentation, are excluded from operating results.

(d) Effect of changes in economic assumptions and time value of cost of options and guarantees

Movements in the value of in-force business caused by changes in economic assumptions and the time value of cost of options and guarantees resulting from changes in economic factors are recorded in non-operating results.

(e) Results for fund management operations

The results of the Group's fund management operations include the profits from management of internal and external funds. For EEV basis reporting, Group shareholders' other income is adjusted to deduct the expected margin for the year on management of covered business. The deduction is on a basis consistent with that used for projecting the results for covered business. Group operating profit accordingly includes the variance between actual and expected profit in respect of covered business.

(f) Capital held centrally for Asian operations

In adopting the EEV Principles Prudential has decided to set encumbered capital at its internal targets for economic capital. In Asia, the economic capital target is substantially higher than the local statutory requirements in total. Accordingly, capital is held centrally for Asian operations. For the purposes of the presentation of the Group's operating results, it is assumed that the centrally held capital is lent interest free to the Asian operations. In turn, the results of the Asian operations include the return on that capital and Group shareholders' other income for EEV basis reporting is consequently reduced.

(g) Taxation

The EEV profit for the year for covered business is calculated initially at the post-tax level. The post-tax profit is then grossed up for presentation purposes at the effective rate of tax. In general, the effective rate corresponds to the corporation tax rate on shareholder profits of the business concerned.

(h) Foreign currency translation

Foreign currency profit and losses have been translated at average exchange rates for the year. Foreign currency assets and liabilities have been translated at year end rates of exchange. The purpose of translating the profit and losses at average exchange rates, notwithstanding the fact that EEV profit represents the incremental value added on a discounted cash flow basis, is to maintain consistency with the methodology applied for IFRS basis reporting.

The principal exchange rates applied are:

Local currency: £	Closing rate at 31 Dec 2006	Average for 2006	Closing rate at 31 Dec 2005	Average for 2005	Opening rate at 1 Jan 2005
Hong Kong	**15.22**	**14.32**	13.31	14.15	14.92
Japan	**233.20**	**214.34**	202.63	200.13	196.73
Malaysia	**6.90**	**6.76**	6.49	6.89	7.30
Singapore	**3.00**	**2.93**	2.85	3.03	3.13
Taiwan	**63.77**	**59.95**	56.38	58.47	60.84
US	**1.96**	**1.84**	1.72	1.82	1.92

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D
E
F
G
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Prudential plc Annual Report 2006 265

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European Embedded Value (EEV) basis supplementary information

Notes on the EEV basis supplementary information continued

5. Premiums, operating profit and margins from new business

(a) Premiums and contributions

	Single		Regular		Annual premium and contribution equivalents		Present value of new business premiums	
	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m
UK insurance operations								
Direct to customer								
Individual annuities	**816**	720	**–**	–	**82**	72	**816**	720
Individual pensions and life	**60**	29	**9**	11	**15**	14	**99**	70
Department of Work and Pensions rebate business	**161**	244	**–**	–	**16**	24	**161**	244
Total	**1,037**	993	**9**	11	**113**	110	**1,076**	1,034
Business to business								
Corporate pensions	**536**	242	**162**	146	**216**	170	**1,071**	772
Individual annuities	**264**	212	**–**	–	**26**	21	**264**	212
Bulk annuities	**85**	511	**–**	–	**8**	51	**85**	511
Total	**885**	965	**162**	146	**250**	242	**1,420**	1,495
Intermediated distribution								
Life	**961**	1,112	**5**	6	**101**	118	**995**	1,149
Individual annuities	**919**	995	**–**	–	**92**	100	**919**	995
Individual and corporate pensions	**130**	108	**22**	25	**35**	36	**228**	195
Total	**2,010**	2,215	**27**	31	**228**	254	**2,142**	2,339
Partnerships								
Life	**840**	814	**3**	3	**87**	84	**855**	835
Individual and bulk annuities:								
Bulk annuity reinsurance from the Scottish Amicable Insurance Fund*	**560**	–	**–**	–	**56**	–	**560**	–
Individual and other bulk annuities	**1,500**	1,814	**–**	–	**150**	182	**1,500**	1,814
Total	**2,900**	2,628	**3**	3	**293**	266	**2,915**	2,649
Europe								
Life	**159**	201	**–**	–	**16**	20	**159**	201
Total UK insurance operations	**6,991**	7,002	**201**	191	**900**	892	**7,712**	7,718
US operations								
Fixed annuities	**688**	788	**–**	–	**69**	79	**688**	788
Fixed index annuities	**554**	616	**–**	–	**55**	62	**554**	616
Variable annuities	**3,819**	2,605	**–**	–	**382**	261	**3,819**	2,605
Life	**8**	11	**17**	14	**18**	15	**147**	137
Guaranteed Investment Contracts	**458**	355	**–**	–	**46**	35	**458**	355
GIC – Medium Term Notes	**437**	634	**–**	–	**44**	63	**437**	634
Total US operations	**5,964**	5,009	**17**	14	**614**	515	**6,103**	5,135
Asian operations								
China	**27**	17	**36**	23	**39**	25	**198**	144
Hong Kong	**355**	289	**103**	83	**139**	112	**933**	741
India (Group's 26% interest)	**20**	4	**105**	57	**107**	57	**411**	215
Indonesia	**31**	42	**71**	42	**74**	46	**269**	186
Japan	**68**	30	**7**	4	**14**	7	**97**	50
Korea	**103**	29	**208**	132	**218**	135	**1,130**	578
Malaysia	**4**	9	**72**	66	**72**	67	**418**	383
Singapore	**357**	284	**72**	58	**108**	86	**803**	704
Taiwan	**92**	124	**139**	150	**148**	162	**743**	912
Other	**15**	9	**36**	33	**37**	34	**130**	126
Total Asian operations	**1,072**	837	**849**	648	**956**	731	**5,132**	4,039
Group total	**14,027**	12,848	**1,067**	853	**2,470**	2,138	**18,947**	16,892

266 Prudential plc Annual Report 2006

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European Embedded Value (EEV) basis supplementary information

Primary statements
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5. Premiums, operating profit and margins from new business continued

* The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

Annual premium and contribution equivalents are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts.

The tables above include a bulk annuity transaction with the Scottish Amicable Insurance Fund (SAIF) with a premium of £560 million. The transaction reflects the arrangement entered into in June 2006 for the reinsurance of non-profit immediate pension annuity liabilities of SAIF to Prudential Retirement Income Limited (PRIL), a shareholder-owned subsidiary of the Group. SAIF is a closed ring-fenced sub-fund of the PAC long-term fund established by a Court approved Scheme of Arrangement in October 1997, which is solely for the benefit of SAIF policyholders. Shareholders have no interest in the profits of this fund, although they are entitled to investment management fees on this business. Accordingly, it is not part of covered business for EEV reporting purposes. The inclusion of the transaction between SAIF and PRIL as new business, reflects the transfer from SAIF to Prudential shareholders' funds of longevity risk, the requirement to set aside supporting capital and the entitlement to surpluses arising on this block of business arising from the reinsurance arrangement.

Consistent with the transfer from uncovered to covered business and reflecting the transfers above, the transaction has been accounted for as new business for EEV basis reporting purposes.

New business premiums reflect those premiums attaching to covered business, including premiums for contracts classified as investment products for IFRS basis reporting. New business premiums for regular premium products are shown on an annualised basis. Department of Work and Pensions rebate business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option.

For previous periods the new business for intermediated distribution of UK insurance operations have included Department of Work and Pensions (DWP) rebate business for SAIF. These are excluded from the table above with comparatives restated accordingly. The amounts of new SAIF DWP rebate business written was £60 million in 2006 and £83 million in 2005.

(b) Profit

	2006			2005		
	Pre-tax £m	Tax £m	Post-tax £m	Pre-tax £m	Tax £m	Post-tax £m
UK insurance operations	**266**	**(80)**	**186**	243	(73)	170
Jackson (note i)	**259**	**(91)**	**168**	211	(74)	137
Asian operations	**514**	**(141)**	**373**	413	(124)	289
Total	**1,039**	**(312)**	**727**	867	(271)	596

(i) Jackson net of tax profit	2006	2005
Before capital charge	**182**	150
Capital charge	**(14)**	(13)
After capital charge	**168**	137

In determining the EEV basis value of new business written in the year the policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

Included within pre-tax new business profits shown in the table above are profits arising from fund management business falling within the scope of covered business of:

	2006 £m	2005 £m
UK insurance operations	**9**	7
Jackson	**2**	2
Asian operations	**23**	10
	34	19

Prudential plc Annual Report 2006 267

Group financial statements

European Embedded Value (EEV) basis supplementary information

Notes on the EEV basis supplementary information continued

5. Premiums, operating profit and margins from new business continued

(c) Margins

Present

Annual value premium and of new

New business premiums contribution business Pre-tax new New business margin equivalent premiums business Single Regular (APE) (PVNBP) contribution (APE) (PVNBP) 2006 £m £m £m £m £m % %

UK insurance operations 6,991 201 900 7,712 266 30 3.4 Jackson 5,964 17 614 6,103 259 42 4.2 Asian operations 1,072 849 956 5,132 514 54 10.0 Total 14,027 1,067 2,470 18,947 1,039 42 5.5

Present Annual value premium and of new

New business premiums contribution business Pre-tax new New business margin equivalent premiums business Single Regular (APE) (PVNBP) contribution (APE) (PVNBP) 2005 £m £m £m £m £m % %

UK insurance operations 7,002 191 892 7,718 243 27 3.1 Jackson 5,009 14 515 5,135 211 41 4.1 Asian operations 837 648 731 4,039 413 56 10.2 Total 12,848 853 2,138 16,892 867 41 5.1

New business margin (APE)

2006 2005

% %

Asian operations:

Hong Kong 69 60 Korea 35 37 Taiwan 55 51 India 23 29 China 43 51 Other 72 76 Total Asian operations 54 56

New business margins are shown on two bases, namely the margins by reference to the Annual Premium Equivalents (APE) and the Present Value of New Business Premiums (PVNBP). APEs are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. PVNBPs are calculated as single premiums plus the present value of expected premiums of new regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

The table of new business premiums and margins above excludes SAIF DWP rebate premiums.

In determining the EEV basis value of new business written in the year the policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

New business contributions represent profits determined by applying the economic and non-economic assumptions applying at the end of the year.

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268 Prudential plc Annual Report 2006

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6. Operating profit from business in force

	2006 £m	2005 £m
UK insurance operations		
Unwind of discount and other expected returns (note i)	**530**	424
Cost of strengthened persistency assumption (note ii)	**–**	(148)
Mortality related cost of capital charge (note iii)	**–**	(47)
Other items (notes iv and vi)	**(110)**	(46)
	420	183
Jackson		
Unwind of discount and other expected returns: (note i)		
On value of in-force and required capital	**202**	160
On surplus assets	**49**	52
Spread experience variance	**118**	89
Amortisation of interest-related realised gains and losses	**45**	53
Profit on repricing Term contracts	**–**	140
(Loss) profit from changes to other operating assumptions	**(7)**	10
Other (vii)	**42**	26
	449	530
Asian operations		
Unwind of discount and other expected returns (note i)	**254**	162
Change in operating assumptions (viii (a))	**45**	(9)
Experience variances and other items (viii (b))	**16**	10
	315	163
Total	**1,184**	876

Notes

(i) For UK insurance and Asian operations, unwind of discount and other expected returns is determined by reference to the value of in-force business, required capital and surplus assets at the start of the year as adjusted for the effect of changes in economic and operating assumptions reflected in the current year. For the unwind of discount for UK insurance operations included in operating results based on longer-term returns a further adjustment is made. For UK insurance operations the amount represents the unwind of discount on the value of in-force business at the beginning of the year (adjusted for the effect of current year assumption changes), the expected return on smoothed surplus assets retained within the PAC with-profits sub-fund and the expected return on shareholders' assets held in other UK long-term business operations. Surplus assets retained within the PAC with-profits sub-fund are smoothed for this purpose to remove the effects of short-term investment volatility from operating results. In the balance sheet and for total profit reporting, asset values and investment returns are not smoothed. For Jackson the return on surplus assets is shown separately.

(ii) The £148 million cost of strengthened persistency assumption for 2005 applies to a number of products, primarily in respect of with-profits bonds.

(iii) The £47 million charge for 2005 primarily relates to the cost of capital attaching to liability strengthening on the regulatory basis for annuity business.

(iv) UK insurance operations other items represent:

	2006 £m	2005 £m
Cost associated with regulatory requirements including Sarbanes-Oxley, and product and distribution development	**(32)**	(45)
Adjustments to the policyholder and shareholder taxes for non-participating business of the PAC long-term fund, after grossing up for notional tax	**(26)**	0
Other items (note (v))	**(52)**	(1)
	(110)	(46)

(v) Included within other items of £(52) million (2005: £(1) million) is a charge of £14 million (2005: £12 million) in respect of annual licence fee payments and a charge of £16 million (2005: £16 million) for expense over-runs in respect of a tariff agreement with SAIF. The licence fee payments are made by shareholder-backed subsidiaries of UK insurance operations, via a service company, to the PAC with-profits sub-fund for the right to use trademarks and for the goodwill associated with the purchase of the business of the Scottish Amicable Life Assurance Society in 1997. The licence fee arrangements run to 2017. The charge in respect of SAIF, which is not covered business, is borne by a service company and arises from a tariff arrangement which is currently onerous to shareholders. The tariff arrangement will be replaced at the end of 2007.

Charges in respect of these items are reflected in the EEV and IFRS results on an annual basis.

The charge for 2006 for other items also includes a negative persistency experience variance of £9 million.

(vi) Expense assumptions
The 2005 EEV basis financial statements included note disclosure explaining that in determining the appropriate expense assumptions for 2005 account had been taken of the cost synergies that were expected to arise with some certainty from the initiative announced in December 2005 from UK insurance operations working more closely with Egg and M&G. Without this factor there would have been a charge for altered expense assumptions of approximately £55 million. The half year 2006 EEV basis results were prepared on the same basis.

The initiative was expected to provide annual savings to the cost base of UK operations in aggregate of £40 million. In addition, at the interim results stage, it was announced that an end to end review of the UK business, with the aim of reducing the overall cost base was underway. Total UK annual savings, including the £40 million mentioned above, were noted as being expected to be £150 million per annum comprising £100 million for Egg and shareholder-backed business of UK insurance operations and £50 million attaching to the with-profits sub-fund. The savings for the UK insurance operations cover both acquisition and renewal activity. Reflecting the underlying trend in unit costs, the interim results announcement noted that the element of the additional savings of £110 million that relate to long-term business was expected to be neutral in its effect on EEV basis results.

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Notes on the EEV basis supplementary information continued

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6. Operating profit from business in force continued

Notes continued

With the agreement to sell Egg Banking plc the actions necessary to implement these plans have been reassessed and additional initiatives put in place, as announced on 15 March 2007.

In preparing the 2006 EEV basis results for UK insurance operations, account has been taken of the expense savings that are expected to arise from these initiatives. Without this factor the effect on the 2006 results would have been an additional charge of £44 million for the net effect of revised assumptions in line with 2006 unit costs. The size of this change reflects the lagged effect of the implementation of the previously announced initiatives which have affected run-rate savings as at 31 December 2006 but not translated to the same extent in unit costs over 2006 as a whole.

(vii) Jackson
The principal component of the £42 million credit in 2006 for other profit is £31 million of favourable mortality experience variance.

(viii) Asian operations
(a) Changes in operating assumptions
The £45 million profit from changes in operating assumptions for Asian operations includes £24 million in respect of higher assumed investment management margins based on current experience, a further £24 million for the net effect of altered lapse rates across a number of territories and similarly a net £20 million for changes to mortality and morbidity assumptions offset by a charge of £23 million for other items.

(b) Experience variances and other items
Experience variances and other items of £16 million for 2006 comprise £35 million for favourable mortality variance and £18 million in respect of the investment return on capital held centrally in respect of Taiwan, offset by negative expense variances of £26 million in respect of China (£14 million) and India (£12 million) and £11 million of other charges. The negative expense variances are primarily a reflection of the expenses for new business being in excess of the target levels factored into the valuation of new business for these operations which are at a relatively early stage of development. On the basis of current plans, the target level for India is planned to be attained in 2009. In the case of China, the target level for existing operations is planned to be attained in 2011.

7. Investment return and other income

	2006 £m	2005 £m
IFRS basis	**58**	87
Less: allocation of investment return on centrally held capital in respect of Taiwan business to operating result of Asian operations	**(18)**	(21)
Less: projected fund management result in respect of covered business incorporated in opening EEV value of in-force business	**(32)**	(24)
EEV basis	**8**	42

8. UK restructuring costs

UK restructuring costs have been incurred as follows:

	2006 £m
UK insurance operations	**34**
M&G	**2**
Egg	**12**
Unallocated corporate	**5**
	53

The charge of £53 million comprises £50 million recognised on the IFRS basis and an additional £3 million recognised on the EEV basis for the shareholders' share of costs incurred by the PAC with-profits sub-fund. The costs relate to the initiative announced in December 2005 for UK insurance operations to work more closely with Egg and M&G.

270 Prudential plc Annual Report 2006

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9. Short-term fluctuations in investment returns

	2006 £m	2005 £m
Long-term business:		
UK insurance operations (note i)	**378**	994
Jackson (note ii)	**63**	67
Asian operations (note iii)	**286**	41
Share of investment return of funds managed by PPM America that are consolidated into Group results but attributable to external investors	**1**	0
Share of profits of venture investment companies and property partnerships of the PAC with-profits sub-fund that are consolidated into Group results but are attributable to external investors	**0**	1
Other operations	**17**	(35)
Total	**745**	1,068

Notes

(i) Short-term fluctuations in investment returns for UK insurance operations represent the difference between total investment returns in the year attributable to shareholders on the EEV basis and the longer-term return included within operating profit as described on schedule 4. The £378 million (2005: £994 million) reflects the PAC life fund investment return earned in the year of 12 per cent (2005: 20 per cent).

(ii) Short-term fluctuations for Jackson comprise:

	2006 £m	2005 £m
Actual investment return on investments less long-term returns included within operating profit:		
Actual realised gains less default assumption and amortisation of interest-related realised gains and losses for fixed maturity securities and related swap transactions	**20**	5
Actual less long-term return on equity-based investments and other items	**26**	58
Investment return related gain due primarily to changed expectation of profits on in-force variable annuity business in future periods based on current period equity returns* , net of related hedging activity	**17**	4
	63	67

* This adjustment arises due to market returns being higher than the assumed long-term rate of return. This gives rise to higher than expected year end values of variable annuity assets under management with a resulting effect on the projected value of future account values, and hence future profitability.

(iii) Short-term fluctuations for Asian operations of £286 million in 2006 were due to strong market performance in most territories, in particular in Vietnam (£108 million) relating to increases in both bond and equity portfolios and in Hong Kong (£73 million) where an increase in the investment return on the equity portfolio more than offset the reductions in bond prices. Short-term fluctuations in Taiwan were £46 million and £41 million in Singapore.

10. Mark to market value movements on core borrowings

	2006 £m	2005 £m
Jackson	**3**	(2)
Other operations	**82**	(65)
	85	(67)

Core borrowings of the Group are marked to market value under EEV. As the liabilities are generally held to maturity or for the long term, no deferred tax asset has been established on the increase (compared to IFRS) in carrying value. Accordingly, no deferred tax charge (credit) is recorded in the results against the 2006 credit of £85 million (2005: charge of £67 million).

11. Actuarial and other gains and losses on defined benefit pension schemes

The gain of £207 million (2005: charge £47 million) included in total profit reflects the shareholders' share of actuarial and other gains and losses on the Group's defined benefit pension schemes. On the EEV basis, this gain (charge) includes a 10 per cent share of the actuarial gains and losses on the share attributable to the PAC with-profits sub-fund for the Prudential Staff and Scottish Amicable Pension Schemes. The very high level of shareholders' actuarial gains in 2006 reflects the excess of market returns over the long-term assumption and the increase in discount rate applied in determining the present value of projected pension payment from 4.8 per cent at 31 December 2005 to 5.2 per cent at 31 December 2006. The 2005 full year charge of £47 million included a charge of £43 million for altered renewal expense assumptions arising from the prospective increase in employer contributions for the Prudential Staff Pension Scheme for future service of active members (as distinct from deficit funding).

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Notes on the EEV basis supplementary information continued

12. Effect of changes in economic assumptions and time value of cost of options and guarantees

The profits (losses) on changes in economic assumptions and time value of cost of options and guarantees resulting from changes in economic factors for in-force business included within the profit from continuing operations before tax (including actual investment returns) arise as follows:

	2006			2005		
	Change in economic assumptions £m	Change in time value of cost of options and guarantees £m	Total £m	Change in economic assumptions £m	Change in time value of cost of options and guarantees £m	Total £m
UK insurance operations (note i)	**182**	**40**	**222**	(81)	31	(50)
Jackson (note ii)	**(51)**	**6**	**(45)**	(3)	11	8
Asian operations (note iii)	**(132)**	**14**	**(118)**	(265)	5	(260)
Total	**(1)**	**60**	**59**	(349)	47	(302)

Notes

(i) The effect of changes in economic assumptions for UK insurance operations reflects primarily movements in gilt rates of return which affect assumed rates of return and discount rates, as described in note 3.

(ii) The charge of £51 million for Jackson in 2006 arises from the change in risk discount rate, partially offset by the positive effect of increased assumed future rate of return for separate account variable annuity business. Both changes reflect the 0.4 per cent increase in the 10 year treasury bond rate.

(iii) The £132 million charge for 2006 for Asian operations for the effects of changes in economic assumptions mainly relates to Taiwan where there is a charge of £101 million arising from the delay in the assumed long-term yield projection, as described in note 3(ii) and the associated effect of this delay on the economic capital requirement. The principal cause of the Asia charges in 2005 of £265 million was for the reduction in short-term earned rates in Taiwan in 2005. This reduction had the effect of delaying the emergence of the expected long-term rate, and the associated effect of this delay on the economic capital requirement.

13. Taxation charge

The tax charge comprises:

	2006 £m	2005 £m
Tax on operating profit from continuing operations		
Long-term business (note i):		
UK insurance operations (note ii and iii)	**178**	127
Jackson (note iv)	**251**	204
Asian operations (note ii)	**222**	162
	651	493
Other operations	**(64)**	(130)
Total tax charge on operating profit from continuing operations	**587**	363
Tax on items not included in operating profit		
Tax charge on short-term fluctuations in investment returns	**214**	343
Tax charge (credit) on actuarial and other gains and losses on defined benefit pension schemes	**62**	(14)
Tax credit on effect of changes in economic assumptions and time value of cost of options and guarantees (note v)	**(4)**	(39)
Total tax charge on items not included in operating profit from continuing operations	**272**	290
Tax charge on profit on ordinary activities from continuing operations (including tax on actual investment returns)	**859**	653

Notes

(i) The profit for the year for covered business is in most cases calculated initially at the post-tax level. The post-tax profit for covered business is then grossed up for presentation purposes at the effective rates of tax applicable to the countries and periods concerned. In the UK, this is the UK corporation tax rate of 30 per cent. For Jackson, the US federal rate of 35 per cent is applied to gross up movements on the value of in-force business. Effects on statutory tax for the period affect the overall tax rate. For Asia, similar principles apply subject to the availability of taxable profits.

(ii) Including tax relief on UK restructuring costs borne by UK insurance operations and Asia development expenses.

(iii) The tax charge for UK insurance operations of £178 million includes a credit of £19 million in respect of a prior year tax adjustment for shareholder-backed business.

(iv) The tax charge for Jackson of £251 million includes a charge in respect of prior years of £29 million and a charge of £26 million in respect of a change in valuation of deferred tax under EEV to reflect discounting over a period of four to 11 years depending upon the type of business concerned. These adjustments also have resulted in a reallocation from free surplus to the value of in-force business of £44 million.

(v) The tax credit for 2006 on the effect of changes in economic assumptions includes a credit of £9 million in respect of a change in the tax rate for Malaysia.

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14. Earnings per share (EPS)

	2006 £m	2005 £m
Operating EPS from continuing operations:		
Operating profit before tax	**1,976**	1,712
Tax	**(587)**	(363)
Minority interests	**1**	(10)
Operating profit after tax and minority interests from continuing operations	**1,390**	1,339
Operating EPS from continuing operations	**57.6p**	56.6p
Total EPS from continuing operations:		
Total profit before tax	**3,072**	2,244
Tax	**(859)**	(653)
Minority interests	**(1)**	(12)
Total profit after tax and minority interests from continuing operations	**2,212**	1,579
Total EPS from continuing operations	**91.7p**	66.8p
Average number of shares (millions)	**2,413**	2,365

The average number of shares reflects the average number in issue adjusted for shares held by employee trusts and consolidated unit trusts and OEICs which are treated as cancelled.

15. Shareholders' funds – segmental analysis

	2006 £m	2005 £m
UK operations		
Long-term business operations (notes i and ii):		
Smoothed shareholders' funds (note iii)	**5,155**	4,558
Actual shareholders' funds less smoothed shareholders' funds	**658**	574
EEV basis shareholders' funds	**5,813**	5,132
M&G (note vii):		
Net assets of operations	**230**	245
Acquired goodwill (note v)	**1,153**	1,153
Egg (note vii)	**292**	303
	7,488	6,833
US operations		
Jackson (net of surplus note borrowings of £158m (2005: £183m) note vi):		
Shareholders' funds before capital charge	**3,420**	3,465
Capital charge (note iv)	**(117)**	(117)
EEV basis shareholders' funds	**3,303**	3,348
Broker-dealer, fund management and Curian operations (note vii)	**57**	70
	3,360	3,418
Asian operations		
Long-term business (note i):		
Net assets of operations – EEV basis shareholders' funds	**2,548**	1,988
Acquired goodwill (note v)	**111**	111
Fund management (note vii):		
Net assets of operations	**89**	82
Acquired goodwill (note v)	**61**	61
	2,809	2,242
Other operations		
Holding company net borrowings (note vi)	**(1,542)**	(1,724)
Other net liabilities (note vii)	**(232)**	(468)
	(1,774)	(2,192)
Total	**11,883**	10,301

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Prudential plc Annual Report 2006 273

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Notes on the EEV basis supplementary information continued

15. Shareholders' funds – segmental analysis continued

Notes

(i) A charge is deducted from the annual result and embedded value for the cost of capital supporting the Group's long-term business operations. This capital is referred to as encumbered capital. The cost is the difference between the nominal value of the capital and the discounted value of the projected releases of this capital allowing for investment earnings (net of tax) on the capital. Where encumbered capital is held within a with-profits sub-fund, the value placed on surplus assets in the fund is already discounted to reflect its release over time and no further adjustment is necessary in respect of encumbered capital.

(ii) The proportion of surplus allocated to shareholders from the UK with-profits business has been based on the present level of 10 per cent. Future bonus rates have been set at levels which would fully utilise the assets of the with-profits fund over the lifetime of the business in force.

(iii) UK long-term business smoothed shareholders' funds reflect an adjustment to the assets of the PAC with-profits sub-fund, for the purposes of determining the unwind of discount included in operating profits, to remove the short-term volatility in market values of assets. Shareholders' funds in the balance sheet are determined on an unsmoothed basis.

(iv) In determining the cost of capital of Jackson, it has been assumed that an amount equal to 235 per cent of the risk-based capital required by the National Association of Insurance Commissioners (NAIC) at the Company Action Level must be retained. The impact of the related capital charge is to reduce Jackson's shareholders' funds by £117 million (2005: £117 million).

(v) Under IFRS, subject to impairment testing, goodwill is no longer amortised. Acquired goodwill of the Japanese life business was subject to an impairment charge of £120 million which was included in the 2005 results.

Goodwill attaching to venture fund investment subsidiaries of the PAC with-profits fund that are consolidated under IFRS are not included in the table above as the goodwill attaching to these companies is not relevant to the analysis of shareholders' funds.

(vi) Net core structural borrowings of shareholder-financed operations comprise:

	2006 £m	2005 £m
Holding company cash and short-term investments	**1,119**	1,128
Core structural borrowings – central funds*	**(2,661)**	(2,852)
Holding company net borrowings	**(1,542)**	(1,724)
Core structural borrowings – Jackson	**(158)**	(183)
	(1,700)	(1,907)

* The altered carrying value of core structural borrowings under EEV compared to those under IFRS reflects the application of market values rather than cost.

(vii) With the exception of the share of pension scheme surpluses (deficits) attributable to the PAC with-profits sub-fund which are included in other operations' net liabilities, and the borrowings as described in note vi, the amounts shown for the items in the table above that are referenced to this note have been determined on the statutory IFRS basis. The pension scheme surplus (deficit) net of tax attributable to shareholders relating to the Prudential Staff Pension and Scottish Amicable Pension Schemes are determined as shown below:

	2006 £m	2005 £m
IFRS basis (re shareholder-backed operations)	**19**	(113)
Additional amounts recognised under EEV (re shareholders' 10% share of the surplus (deficit) attributable to the PAC with-profits sub-fund)	**6**	(29)
EEV basis	**25**	(142)

274 Prudential plc Annual Report 2006

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16. Reconciliation of movement in shareholders' funds

	Long-term business operations					
	UK insurance operations £m	Jackson £m	Asian operations £m	Total long-term business operations £m	Other operations £m	Group total £m
Operating profit (including investment return based on long-term rates of returns)						
Long-term business:						
New business (note 5)	266	259	514	1,039		1,039
Business in force (note 6)	420	449	315	1,184		1,184
	686	708	829	2,223		2,223
Asia development expenses			(14)	(14)	(1)	(15)
M&G					204	204
Egg					(145)	(145)
Asian fund management operations					50	50
US broker-dealer and fund management					18	18
Curian					(8)	(8)
Other income and expenditure					(298)	(298)
UK restructuring costs (note 8)	(34)			(34)	(19)	(53)
Total operating profit (loss) based on longer-term investment returns	652	708	815	2,175	(199)	1,976
Short-term fluctuations in investment returns (note 9)	378	63	286	727	18	745
Mark to market value movements on core borrowings (note 10)		3		3	82	85
Actuarial gains and losses on defined benefit pension schemes (note 11)					207	207
Effect of changes in economic assumptions and time value of cost of options and guarantees (note 12)	222	(45)	(118)	59		59
Profit on ordinary activities before tax (including actual investment returns)	1,252	729	983	2,964	108	3,072
Tax on profits (losses) from continuing operations (note 13):						
Tax on operating profit	(178)	(251)	(222)	(651)	64	(587)
Tax on short-term fluctuations in investment returns	(113)	(21)	(75)	(209)	(5)	(214)
Tax on actuarial and other gains and losses on defined benefit pension schemes					(62)	(62)
Tax on effect of changes in economic assumptions and time value of cost of options and guarantees	(67)	16	55	4		4
Total tax (charge) credit	(358)	(256)	(242)	(856)	(3)	(859)
Minority interests					(1)	(1)
Profit for the financial year	894	473	741	2,108	104	2,212
Unrealised valuation movements on Egg securities classified as available-for-sale					(2)	(2)
Movement in cash flow hedges					7	7
Exchange movements (note i)		(432)	(169)	(601)	242	(359)
Related tax					(74)	(74)
Intra group dividends (including statutory transfer)	(271)	(113)	(90)	(474)	474	
External dividends					(399)	(399)
Reserve movements in respect of share-based payments					15	15
Investment in operations (note ii)	127	10	95	232	(232)	
Other transfers (note iv)	(69)	10	(17)	(76)	76	
Movement in own shares in respect of share-based payment plans					6	6
Movement on Prudential plc shares purchased by unit trusts consolidated under IFRS					0	0
Acquisition of Egg minority interests					(167)	(167)
Issues of share capital by parent company					336	336
Cumulative adjustment at 31 December 2006, net of related tax, for Jackson assets backing surplus and required capital (note vi)		7		7		7
Net increase (decrease) in shareholders' capital and reserves	681	(45)	560	1,196	386	1,582
Shareholders' capital and reserves at 1 January 2006	5,132	3,348	1,988	10,468	(167)	10,301
Shareholders' capital and reserves at 31 December 2006 (notes (iii) and 15)	5,813	3,303	2,548	11,664	219	11,883

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Notes on the EEV basis supplementary information continued

16. Reconciliation of movement in shareholders' funds continued

Notes

(i) Profits are translated at average exchange rates, consistent with the method applied for statutory IFRS basis results. The amounts recorded above for exchange rate movements reflect the difference between 2005 and 2006 exchange rates as applied to shareholders' funds at 1 January 2006 and the difference between 31 December 2006 and average 2006 rates for profits.

(ii) Investment in operations reflects increases in share capital. This includes certain non-cash items as a result of timing differences.

(iii) For the purposes of the table above, goodwill related to Asia long-term operations (as shown in note 15) is included in 'Other operations'.

(iv) Other transfers (from) to long-term business operations to other operations represents:

	UK insurance operations £m	Jackson £m	Asian operations £m	Total long-term business operations £m
Adjustments for net of tax fund management projected profit of covered business	(15)	(2)	(5)	(22)
Adjustment for investment return, net of related tax, on economic capital for Taiwan operations held centrally			(13)	(13)
Other adjustments (note v)	(54)	12	1	(41)
	(69)	10	(17)	(76)

(v) The other adjustment for UK insurance operations is merely technical in nature and is a reallocation of shareholders' funds from net worth to central funds to more closely align the corporate and business unit structure for EEV reporting purposes. The Jackson other adjustment of £12 million is mainly for a tax related benefit arising from the US basis of filing.

(vi) Previously the valuation placed on the assets backing Jackson's surplus and required capital reflected the fact that generally they are held for the longer-term and excluded the short-term differences between market value and amortised cost. For the balance sheet at 31 December 2006 and prospectively these short-term value adjustments are now incorporated. At 31 December 2006, the balance sheet adjustment, net of related tax is an increase of £7 million. For 31 December 2005, the adjustment, if it had been booked at that date, was an increase of £19 million. Future movements for this item, consistent with the basis applied under IFRS for available-for-sale securities, will be booked in the statement of movement in shareholders' capital and reserves.

EEV basis shareholders' funds at 31 December 2006	Long-term business operations: UK insurance operations £m	Jackson £m	Asian operations £m	Total long-term business operations £m	Other operations £m	Group total £m
Analysed as:						
Statutory IFRS basis shareholders' funds	1,263	2,656	1,176	5,095	393	5,488
Additional retained profit on an EEV basis	4,550	647	1,372	6,569	(174)	6,395
EEV basis shareholders' funds at 31 December 2006	5,813	3,303	2,548	11,664	219	11,883
Comprising:						
Free surplus	147	910	(42)	1,015		
Required capital	831	1,073	962	2,866		
Value of in-force business before deduction of cost of capital and of guarantees	5,129	1,578	2,156	8,863		
Cost of capital	(254)	(117)	(521)	(892)		
Cost of time value of guarantees	(40)	(141)	(7)	(188)		
	5,813	3,303	2,548	11,664		

EEV basis shareholders' funds at 1 January 2006	Long-term business operations: UK insurance operations £m	Jackson £m	Asian operations £m	Total long-term business operations £m	Other operations £m	Group total £m
Analysed as:						
Statutory IFRS basis shareholders' funds	1,141	2,899	1,034	5,074	120	5,194
Additional retained profit on an EEV basis	3,991	449	954	5,394	(287)	5,107
EEV basis shareholders' funds at 1 January 2006	5,132	3,348	1,988	10,468	(167)	10,301
Comprising:						
Free surplus	148	899	(212)	835		
Required capital	710	1,198	974	2,882		
Value of in-force business before deduction of cost of capital and of guarantees	4,529	1,511	1,771	7,811		
Cost of capital	(192)	(117)	(539)	(848)		
Cost of time value of guarantees	(63)	(143)	(6)	(212)		
	5,132	3,348	1,988	10,468		

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European Embedded Value (EEV) basis supplementary information

17. Reconciliation of net worth and value of in-force business

Reconciliation of net worth and value of in-force business for 2006 (note i)	Free surplus £m	Required capital £m	Total net worth (note iv) £m	Value of in-force business (note vi) £m	Total long-term business £m
Shareholders' capital and reserves at 1 January 2006 (note vii)	**835**	**2,882**	**3,717**	**6,751**	**10,468**
New business contribution (notes ii, iii)	(554)	383	(171)	898	727
Expected return on existing business	41	91	132	641	773
Existing business – transfer to net worth (note v)	943	(290)	653	(653)	0
Changes of operating assumptions and experience variances (note viii)	(29)	20	(9)	31	22
Changes of non-operating assumptions and experience variances and minority interests	44	48	92	494	586
Profit after tax from continuing operations	**445**	**252**	**697**	**1,411**	**2,108**
Exchange rate movements	(69)	(268)	(337)	(264)	(601)
Intra group dividends (including statutory transfer) and investment in operations	(127)	–	(127)	(115)	(242)
Cumulative adjustment at 31 December 2006, net of related tax, for Jackson assets backing surplus and required capital	7	–	7	–	7
Other transfers from net worth (note ix)	(76)	–	(76)	–	(76)
Shareholders' capital and reserves at 31 December 2006 (note vii)	**1,015**	**2,866**	**3,881**	**7,783**	**11,664**

Notes

(i) All figures are shown net of tax.

(ii) The movements arising from new business contribution are as follows:

	2006 (note iii) £m	2005 £m
Free surplus	**(554)**	(562)
Required capital	**383**	409
Total net worth	**(171)**	(153)
Value of in-force	**898**	749
Total long-term business	**727**	596

(iii) The new business contribution arises as follows:

	Free surplus £m	Required capital £m	Total net worth (note i) £m	Value of in-force business (note ii) £m	Total long-term business £m
UK insurance operations	(221)	176	(45)	231	186
Jackson	(228)	196	(32)	200	168
Asian operations	(105)	11	(94)	467	373
	(554)	383	(171)	898	727

(iv) Net worth consists of statutory solvency capital (or economic capital where higher) and unencumbered capital.

(v) Existing business transfer to net worth

	Free surplus £m	Required capital £m	Total net worth (note i) £m	Value of in-force business (note ii) £m	Total long-term business £m
UK insurance operations	408	(39)	369	(369)	0
Jackson	326	(210)	116	(116)	0
Asian operations	209	(41)	168	(168)	0
	943	(290)	653	(653)	0

(vi) Value of in-force business includes the value of future margins from current in-force business less the cost of holding encumbered capital.

(vii) Included in the EEV basis shareholders' funds of long-term business operations of £11,664 million (2005: £10,468 million) is £257 million (2005: £174 million) in respect of fund management business falling within the scope of covered business as follows:

	2006 £m	2005 £m
UK insurance operations	**125**	120
Jackson	**12**	12
Asian operations	**120**	42
	257	174

(viii) Included within the change of operating assumptions and experience variances is a reallocation from free surplus to the value of in-force business of £44 million in respect of the Jackson tax adjustments as detailed in note 13(iv). In addition, for other long-term operations, a reallocation from free surplus of £58 million to required capital of £26 million and the value of in-force business of £32 million has been made in respect of non-recurring adjustments.

(ix) Other transfers from net worth

	2006 £m
Adjustment for net of tax fund management projected profits of covered business	**(22)**
Adjustment for investment return net of related tax on economic capital for Taiwan operations held centrally	**(13)**
Other adjustments	**(41)**
	(76)

Primary statements
A
B
C
D
E
F
G
H
I
Parent company
EEV

Prudential plc Annual Report 2006 277

Group financial statements

European Embedded Value (EEV) basis supplementary information

Notes on the EEV basis supplementary information continued

18. Sensitivity of results to alternative assumptions (a) Sensitivity analysis – economic assumptions

The tables below show the sensitivity of the embedded value as at 31 December 2006 (2005) and the new business contribution after the effect of encumbered capital for 2006 and 2005 to: • one per cent increase in the discount rates; • one per cent increase and decrease in interest rates, including all consequential changes (assumed investment returns for all asset classes, market values of fixed interest assets, risk discount rates); • one per cent rise in equity and property yields; • ten per cent fall in market value of equity and property assets (not applicable for new business contribution); and • holding company statutory minimum capital (by contrast to economic capital).

In each sensitivity calculation, all other assumptions remain unchanged except where they are directly affected by the revised economic conditions.

UK insurance Asian Total operations Jackson operations long-term 2006 £m £m £m £m

New business profit for 2006

As reported (note 5) 266 259 514 1,039 Discount rates – 1% increase (46) (28) (56) (130) Interest rates – 1% increase 4 3 (9) (2) Interest rates – 1% decrease (11) (17) 7 (21) Equity/property yields – 1% rise 16 28 23 67

Embedded value of long-term operations at 31 December 2006

As reported (note 16) 5,813 3,303 2,548 11,664 Discount rates – 1% increase (480) (127) (271) (878) Interest rates – 1% increase (notes i, ii) 55 (190) 42 (93) Interest rates – 1% decrease (notes i, ii) (70) 116 (115) (69) Equity/property yields – 1% rise 382 46 154 582 Equity/property market values – 10% fall (502) (58) (99) (659) Statutory minimum capital 8 82 391 481 statements Primary

A B C D E F G H I

company Parent EEV

278 Prudential plc Annual Report 2006

Group financial statements
European Embedded Value (EEV) basis supplementary information

18. Sensitivity of results to alternative assumptions continued

2005	UK insurance operations £m	Jackson £m	Asian operations £m	Total long-term £m
New business profit for 2005				
As reported (note 5)	243	211	413	867
Discount rates – 1% increase	(49)	(27)	(46)	(122)
Interest rates – 1% increase	(4)	2	(6)	(8)
Interest rates – 1% decrease	(5)	(26)	3	(28)
Equity/property yields – 1% rise	13	24	20	57
Embedded value of long-term operations at 31 December 2005				
As reported (note 16)	5,132	3,348	1,988	10,468
Discount rates – 1% increase	(432)	(133)	(236)	(801)
Interest rates – 1% increase (notes i, iii)	69	(144)	49	(26)
Interest rates – 1% decrease (notes i, iii)	(99)	55	(126)	(170)
Equity/property yields – 1% rise	297	42	136	475
Equity/property market values – 10% fall (note iii)	(480)	(55)	(75)	(610)
Statutory minimum capital	0	79	431	510

Notes

(i) Asian operations

2006	Embedded value of long-term operations £m	Interest rates 1% increase £m	Interest rates 1% decrease £m	% of embedded value 1% increase %	% of embedded value 1% decrease %
Asian operations					
Established markets	2,039	(55)	45	(3)	2
Taiwan*	(216)	107	(165)	50	(76)
Korea	191	(5)	5	(3)	3
Vietnam	198	(1)	1	(1)	1
Other	336	(4)	(1)	(1)	0
	2,548	42	(115)	2	(5)

* Taiwan sensitivity to starting bond rates (i.e. the starting bond rate for the progression to the assumed long-term rate):

	Embedded value at 31 Dec 2006 £m	1% increase in the starting bond rates £m	1% decrease in the starting bond rates £m
Taiwan	(216)	116	(125)

For Taiwan:

(a) If a delay of a further year to 31 December 2014 for the start and end of the progression period had been assumed in preparing the 2006 results, there would have been an additional charge of £(88) million.

2005	Embedded value of long-term operations £m	Interest rates 1% increase £m	Interest rates 1% decrease £m	% of embedded value 1% increase %	% of embedded value 1% decrease %
Asian operations					
Established markets	1,844	(57)	49	(3)	3
Taiwan*	(311)	106	(174)	34	(56)
Korea	136	(3)	3	(2)	2
Vietnam	127	3	(2)	2	(2)
Other	192	0	(2)	0	(1)
	1,988	49	(126)	2	(6)

* Taiwan sensitivity to starting bond rates (i.e. the starting bond rate for the progression to the assumed long-term rate):

	Embedded value at 31 Dec 2005 £m	1% increase in the starting bond rates £m	1% decrease in the starting bond rates £m
Taiwan	(311)	104	(108)

(ii) Jackson sensitivities for 2006 to one per cent movements in interest rates include the effect on net worth as detailed in note 16 (vi).

(iii) 2005 comparatives have been adjusted to reflect refinements to the methodology in UK insurance operations, for the effect of interest rate movements, and in Jackson, for the effect of equity falls where the impact of associated hedging activity on variable annuity business is now included.

Primary statements
A
B
C
D
E
F
G
H
I
Parent company
EEV

Prudential plc Annual Report 2006 279

Group financial statements
European Embedded Value (EEV) basis supplementary information

Notes on the EEV basis supplementary information continued

Primary statements
A
B
C
D
E
F
G
H
I
Parent company
EEV

18. Sensitivity of results to alternative assumptions continued

(b) Sensitivity analysis – non-economic assumptions

The tables below show the sensitivity of the embedded value as at 31 December 2006 (2005) and the new business contribution after the effect of required capital for 2006 and 2005 to:

- ten per cent proportionate decrease in maintenance expenses (a 10 per cent sensitivity on a base expense assumption of £10 per annum would represent an expense assumption of £9 per annum);
- ten per cent proportionate decrease in lapse rates (a 10 per cent sensitivity on a base assumption of five per cent would represent a lapse rate of 4.5 per cent per annum); and
- five per cent proportionate decrease in base mortality and morbidity rates (i.e. increased longevity).

2006	UK insurance operations £m	Jackson £m	Asian operations £m	Total long-term £m
New business profit for 2006				
As reported (note 5)	**266**	**259**	**514**	**1,039**
Maintenance expenses – 10% decrease	**10**	**6**	**13**	**29**
Lapse rates – 10% decrease	**8**	**21**	**42**	**71**
Mortality and morbidity – 5% decrease	**(27)**	**6**	**14**	**(7)**
Change representing effect on:				
Life business	**1**	**6**	**14**	**21**
Annuity business	**(28)**	**0**	**0**	**(28)**
Embedded value of long-term operations for 2006				
As reported (note 16)	**5,813**	**3,303**	**2,548**	**11,664**
Maintenance expenses – 10% decrease	**33**	**32**	**45**	**110**
Lapse rates – 10% decrease	**75**	**110**	**93**	**278**
Mortality and morbidity – 5% decrease	**(87)**	**75**	**77**	**65**
Change representing effect on:				
Life business	**7**	**75**	**77**	**159**
Annuity business	**(94)**	**0**	**0**	**(94)**

2005	UK insurance operations £m	Jackson £m	Asian operations £m	Total long-term £m
New business profit for 2005				
As reported (note 5)	243	211	413	867
Maintenance expenses – 10% decrease	8	5	10	23
Lapse rates – 10% decrease	7	18	39	64
Mortality and morbidity – 5% decrease	(39)	5	13	(21)
Change representing effect on:				
Life business	1	5	13	19
Annuity business	(40)	0	0	(40)
Embedded value of long-term operations for 2005				
As reported (note 16)	5,132	3,348	1,988	10,468
Maintenance expenses – 10% decrease	33	36	45	114
Lapse rates – 10% decrease	68	90	87	245
Mortality and morbidity – 5% decrease	(62)	90	69	97
Change representing effect on:				
Life business	9	90	69	168
Annuity business	(71)	0	0	(71)

280 Prudential plc Annual Report 2006

Group financial statements

European Embedded Value (EEV) basis supplementary information

Statement of directors’ responsibilities in respect of the

European Embedded Value (EEV) basis supplementary information

The directors have chosen to prepare supplementary information in accordance with the EEV Principles issued in May 2004 by the CFO Forum of European Insurance Companies and expanded by the Additional Guidance on European Embedded Value Disclosures issued in October 2005.

When compliance with the EEV Principles is stated, those principles require the directors to prepare supplementary information in accordance with the Embedded Value Methodology (EVM) contained in the EEV Principles and to disclose and explain any non-compliance with the EEV guidance included in the EEV Principles. In preparing the EEV supplementary information, the directors have: • prepared the supplementary information in accordance with the EEV Principles;

• identified and described the business covered by the EVM; • applied the EVM consistently to the covered business; • determined assumptions on a realistic basis, having regard to past, current and expected future experience and to any relevant external data, and then applied them consistently; • made estimates that are reasonable and consistent; and • described the basis on which business that is not covered business has been included in the supplementary information, including any material departures from the accounting framework applicable to the Group’s financial statements.

Independent auditor’s report to Prudential plc on the

European Embedded Value (EEV) basis supplementary information

We have audited the EEV basis supplementary information (the supplementary information) on pages 252 to 280 in respect of the year ended 31 December 2006. The supplementary information has been prepared in accordance with the EEV Principles issued in May 2004 by the CFO Forum as supplemented by the Additional Guidance on European Embedded Value Disclosures issued in October 2005 (together ‘the EEV Principles’) using the methodology and assumptions set out on pages 256 to 264. The EEV supplementary information should be read in conjunction with the Group’s financial statements which are on pages 99 to 249. This report is made solely to the Company in accordance with the terms of our engagement. Our audit work has been undertaken so that we might state to the Company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditor

As described in the statement of directors’ responsibilities on this page, the directors’ responsibilities include preparing the supplementary information on the EEV basis in accordance with the EEV Principles. Our responsibilities, as independent auditor, in relation to the supplementary information are established in the UK by the Auditing Practices Board, by our profession’s ethical guidance and the terms of our engagement.

Under the terms of engagement we are required to report to the Company our opinion as to whether the supplementary information has been properly prepared in accordance with the EEV Principles using the methodology and assumptions set out on pages 256 to 264. We also report if we have not received all the information and explanations we require for this audit.

Basis of audit opinion

We conducted our audit having regard to International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the supplementary information. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the supplementary information, and of whether the accounting policies applied in the preparation of the supplementary information are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the supplementary information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of the supplementary information.

Opinion

In our opinion, the EEV basis supplementary information for the year ended 31 December 2006 has been properly prepared in accordance with the EEV Principles using the methodology and assumptions set out on pages 256 to 264.

KPMG Audit Plc

Chartered Accountants London 14 March 2007

statements Primary

A B C D E F G H I

company Parent EEV

Prudential plc Annual Report 2006 281

Additional information
Shareholder information

Shareholder information

Analysis of registered shareholder accounts

31 December 2006

Size of shareholding	Number of shareholder accounts	% of total number of shareholder accounts	Number of shares	% of total number of shares
Over 10,000,000	43	0.06	1,146,115,227	46.89
1,000,001 – 10,000,000	302	0.38	893,517,664	36.56
500,001 – 1,000,000	159	0.20	112,240,399	4.59
100,001 – 500,000	562	0.70	132,304,239	5.41
10,001 – 100,000	2,638	3.30	67,576,527	2.76
5,001 – 10,000	3,634	4.55	25,366,369	1.04
1,001 – 5,000	23,511	29.43	52,361,471	2.14
1 – 1,000	49,032	61.38	14,830,529	0.61
Total	79,881	100	2,444,312,425	100

Financial calendar

Annual General Meeting	17 May 2007
Payment of 2006 final dividend	22 May 2007
Announcement of 2007 interim results	1 August 2007
Ex dividend date	15 August 2007
Record date	17 August 2007
Payment of 2007 interim dividend	24 September 2007

Shareholder enquiries

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Tel: 0870 600 0190
Fax: 0870 600 3980
Textel: 0870 600 3950 (for hard of hearing)

Dividend mandates

Shareholders may find it convenient to have their dividends paid directly to their bank or building society account. If you wish to take advantage of this facility, please call Lloyds TSB Registrars on 0870 600 0190 and request a dividend mandate form. Alternatively, you may download a form from the Company website www.prudential.co.uk/prudential-plc/investors/shareholder_services/

Evergreen scrip dividend scheme

The Company will be offering an evergreen scrip dividend scheme in respect of the final dividend for the year ending 31 December 2006. The number of new shares each participating shareholder will be entitled to, is calculated by dividing the total cash dividend due at the record date (13 April 2007) by the scrip reference price.

The scrip reference price is calculated as the average of the middle market quotations for the Company's shares as derived from the Daily Official List of the London Stock Exchange for the five business days which commenced on 11 April 2007.

Once signed up to the evergreen scrip, shareholders will automatically receive shares for all future scrip dividends. This election can be cancelled at any time by the shareholder. Further details of the scrip dividend scheme was mailed to shareholders on 30 March 2007, and is also available on the Company website www.prudential.co.uk/prudential-plc/investors/

The evergreen scrip is subject to shareholders' approval, at the 2007 Annual General Meeting, of a resolution authorising directors to offer scrip dividend to shareholders until the 2012 Annual General Meeting (at which time such authorisation will need to be renewed) and a resolution amending the Articles of Association of the Company to accommodate the 'evergreen' nature of the evergreen scrip.

Annual report – future mailings

Under the new Companies Act 2006 provisions, the Company is notifying shareholders this year that they will no longer receive hard copies of the Annual Report, but will instead receive a notification by email/post that the Annual Report is available on the Company website www.prudential.co.uk/prudential-plc/investors/ The Company advises shareholders to register with Shareview (details below) in order to receive email notifications, therefore maximising the environmental benefits of this process. Shareholders can elect to receive hard copies of the Annual Report by completing the card attached to the Form of Proxy or by contacting Lloyds TSB Registrars on 0870 600 0190.

282 Prudential plc Annual Report 2006

Additional information

Shareholder information

Electronic communications

Shareholders are encouraged to elect to receive shareholder documents electronically by registering with Shareview at www.shareview.co.uk This will save on printing and distribution costs, and create environmental benefits. When you register, you will be sent an email notification to advise when shareholder documents are available on our website and you will be provided with a link to that information. When registering, you will need your shareholder reference number which can be found on your share certificate or Form of Proxy. Please contact Lloyds TSB Registrars if you require any assistance or further information.

Share dealing services

The Company’s Registrars, Lloyds TSB Registrars, offer a postal dealing facility for buying and selling Prudential plc ordinary shares, telephone 0870 242 4244. They also offer a telephone and internet dealing service, Shareview, which provides a simple and convenient way of selling Prudential plc shares. For telephone sales call 0870 850 0852 between 8.30am and 4.30pm, Monday to Friday, and for internet sales log on to www.shareview.co.uk/dealing

ShareGift

Shareholders who only have a small number of shares whose value makes it uneconomic to sell them may wish to consider donating them to ShareGift (Registered Charity 1052686). The relevant share transfer form may be obtained from Lloyds TSB Registrars or from the Company website www.prudential.co.uk/prudential-plc/investors/shareholder_services/ Further information about ShareGift may be obtained on 020 7337 0501 or from www.ShareGift.org There are no implications for capital gains tax purposes (no gain or loss) on gifts of shares to charity and it is also possible to obtain income tax relief.

Irish branch register

The Company operates a branch register for Irish shareholders. All enquiries regarding Irish branch register accounts should be directed to Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7. Telephone: 00 353 1 810 2400.

American Depositary Receipts (ADRs)

The Company’s ordinary shares are listed on the New York Stock Exchange in the form of American Depositary Shares, evidenced by ADRs and traded under the symbol PUK. Each American Depositary Share represents two ordinary shares. All enquiries regarding ADR holder accounts should be directed to JP Morgan, the authorised depositary bank, at JP Morgan Service Center, PO Box 3408, South Hackensack, NJ 07606-3408, USA.

Telephone: 001 201 680 6630 or log on to www.adr.com

Form 20-F

The Company is subject to the reporting requirements of the Securities and Exchange Commission (SEC) in the USA as such requirements apply to foreign companies and files its Form 20-F with the SEC. Copies of Form 20-F can be found on the Company’s website at www.prudential.co.uk or on the SEC’s website at www.sec.gov

Prudential plc Annual Report 2006 283

Additional information

How to contact us

How to contact us

Prudential plc

Laurence Pountney Hill London EC4R 0HH Tel: +44 (0)20 7220 7588 www.prudential.co.uk

Sir David Clementi

Chairman

Mark Tucker

Group Chief Executive

Philip Broadley

Group Finance Director

Rebecca Burrows

Group Communications Director

Peter Maynard

Group Legal Services Director & Company Secretary

Priscilla Vacassin

Group Human Resources Director

Prudential UK & Europe

3 Sheldon Square London W2 6PR Tel: +44 (0)20 7334 9000 www.pru.co.uk

Nick Prettejohn

Chief Executive

M&G

Laurence Pountney Hill London EC4R 0HH Tel: +44 (0)20 7626 4588 www.mandg.co.uk

Michael McLintock

Chief Executive

Prudential Corporation Asia

13th Floor

One International Finance Centre 1 Harbour View Street Central Hong Kong Tel: +852 2918 6300 Fax: +852 2525 7522 www.prudentialcorporation-asia.com

Barry Stowe

Chief Executive

Jackson National Life Insurance Company

1 Corporate Way Lansing Michigan 48951 United States Tel: +1 517 381 5500 www.jnl.com

Clark Manning

President & Chief Executive Officer

Institutional Analyst and Investor Enquiries

Tel: +44 (0)20 7548 3511

E-mail: investor.relations@prudential.co.uk

Private Shareholder Enquiries

Tel: +44 0870 600 0190 International shareholders’ tel: + 44 (0) 121 415 7047

Media Enquiries

Tel: +44 (0)20 7548 2007

E-mail: media.relations@prudential.co.uk

284 Prudential plc Annual Report 2006

Prudential public limited company

Incorporated and registered in England and Wales

Registered office Laurence Pountney Hill London EC4R 0HH Registered number: 1397169

Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated by the Financial Services Authority (FSA)

Forward-Looking Statement

This report may contain certain ‘forward-looking statements’ with respect to certain of Prudential’s plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words ‘believes’, ‘intends’, ‘expects’, ‘plans’, ‘seeks’ and ‘anticipates’, and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential’s control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential’s actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential’s forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this report or any other forward-looking statements it may make.

This report is printed on Revive 50:50. This paper is produced from 50 per cent recovered waste and 50 per cent virgin fibre, and the pulp is bleached using an Elemental Chlorine Free (ECF) process. The Forest Stewardship Council have given this paper their Mixed Sources accreditation, acknowledging it has been produced from recycled wood or fibre, well-managed forests and other controlled sources. The paper mill and printer are certified to the ISO 14001 environmental management standard. This report can be recycled.

Designed and produced by CGI London. Printed by royle corporate print.

PRUDENTIAL

Prudential public limited company

Incorporated and registered in England and Wales

Registered office

Laurence Pountney Hill London EC4R 0HH Registered number: 1397169

Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated by the Financial Services Authority (FSA)

www.prudential.co.uk

Annual Review and Summary Financial Statement 2006 PRUDENTIAL Value Growth Opportunity Momentum

The information set out on pages 1 to 23 and 28 is a summary of some of the information contained in the directors’ report of Prudential plc for the year ended 31 December 2006.

1 Prudential plc 2 Key performance indicators 3 Group financial highlights 4 Chairman’s statement 6 Group Chief Executive’s review 10 Prudential at a glance 12 Value 13 Growth 14 Opportunity 15 Momentum 16 Corporate responsibility review 22 Board of directors 24 Summary directors’ remuneration report 28 Other corporate and statutory information 29 Independent auditor’s statements 30 European Embedded Value (EEV) basis – summary results 31 European Embedded Value (EEV) basis – movement in shareholders’ capital and reserves and balance sheet 32 European Embedded Value (EEV) basis – operating profit from continuing operations based on longer-term investment returns 33 Insurance and investment products – new business 35 International Financial Reporting Standards (IFRS) basis – summary results 36 International Financial Reporting Standards (IFRS) basis – statement of changes in equity 38 International Financial Reporting Standards (IFRS) basis – consolidated balance sheet 40 International Financial Reporting Standards (IFRS) basis – supplementary analysis of profit from continuing operations before tax attributable to shareholders 41 Basis of financial reporting 42 Shareholder information 44 How to contact us

This document contains a summary of the information contained in the Group’s 2006 full Annual Report and does not contain sufficient information to allow as full an understanding of the results of the Group and state of affairs of the Company or of the Group as is provided by the Group’s 2006 full Annual Report. Any shareholder or debenture holder has the right to obtain, free of charge, a copy of the Group’s 2006 full Annual Report and/or future Annual Reports by contacting Lloyds TSB Registrars or the Company Secretary in writing. Copies can also be obtained via the Company’s website at www.prudential.co.uk.

Prudential plc is an international retail financial services group that aims to help people secure and enhance their own and their dependants’ financial well-being by providing savings, protection and other products and services suited to their needs. We have strong franchises in three of the largest and most attractive markets in the world, where rising wealth and changing demographics are fuelling demand for life insurance and other long-term savings and protection products. Our strategy is to build successful and increasingly profitable businesses in each of these markets, and thereby maximise returns to our shareholders over time.

Value Growth Opportunity

Momentum Value

We continue to maintain a relentless focus on profitability and value, concentrating resources where we can generate the best returns for shareholders. See page 12

Growth

Our strong positions in the markets in which we operate mean we are well placed to capture an increasing share of profitable growth in each. See page 13

Opportunity

As we look ahead, we see enormous opportunities in all three of our regions, and we feel confident we have the skills and resources to take advantage of them. See page 14

Momentum

The momentum we have built can be seen in the growth of our insurance and asset management businesses around the world.

See page 15

Prudential plc Annual Review and Summary Financial Statement 2006 1

Key performance indicators

APE new business premiums	PVNBP	EEV new business profit
+16%	**+12%**	**+20%**
2006 £2,470m	**2006 £18,947m**	**2006 £1,039m**
2005 £2,134m*	2005 £16,860m*	2005 £869m*

External funds under management	Holding company cash flow	EEV operating profit from long-term business
+26%	**+65%**	**+28%**
2006 £57.2bn	**2006 £(104)m**	**2006 £2,209m**
2005 £45.4bn*	2005 £(298)m**	2005 £1,722m*

IFRS operating profit

–7%

2006 £893m

2005 £958m*

* Comparison at constant exchange rates (CER).

** Comparison at reported exchange rates (RER).

2 Prudential plc Annual Review and Summary Financial Statement 2006

Group financial highlights
Results summary

European Embedded Value (EEV) basis results*

	2006 £m	2005 £m
UK insurance operations	**686**	426
M&G	**204**	163
Egg	**(145)**	44
UK operations	**745**	633
US operations	**718**	755
Asian operations	**864**	568
Other income and expenditure	**(298)**	(244)
UK restructuring costs	**(53)**	–
Operating profit from continuing operations based on longer-term investment returns	**1,976**	1,712
Goodwill impairment charge	**–**	(120)
Short-term fluctuations in investment returns	**745**	1,068
Mark to market value movements on core borrowings	**85**	(67)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	**207**	(47)
Effect of changes in economic assumptions and time value of cost of options and guarantees	**59**	(302)
Profit from continuing operations before tax	**3,072**	2,244
Operating earnings per share from continuing operations after related tax and minority interests*	**57.6p**	56.6p
Basic earnings per share	**91.7p**	66.9p
Shareholders' funds, excluding minority interests	**£11.9bn**	£10.3bn

International Financial Reporting Standards (IFRS) basis results*

Statutory IFRS basis results	2006	2005
Profit after tax attributable to equity holders of the Company	**£874m**	£748m
Basic earnings per share	**36.2p**	31.6p
Shareholders' funds, excluding minority interests	**£5.5bn**	£5.2bn

Supplementary IFRS basis information	2006	2005
Operating profit from continuing operations based on longer-term investment returns	**£893m**	£957m
Operating earnings per share from continuing operations after related tax and minority interests*	**26.4p**	32.2p

	2006	2005
Dividends per share declared and paid in reporting period	**16.44p**	15.95p
Dividends per share relating to reporting period	**17.14p**	16.32p
Funds under management	**£251bn**	£234bn

*Basis of preparation
The EEV basis results have been prepared in accordance with the European Embedded Value Principles issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the Additional Guidance on EEV disclosures published in October 2005. The basis of preparation of statutory IFRS basis results and supplementary IFRS basis information is consistent with that applied for the 2005 full year results and financial statements.

Consistent with previous reporting practice, the Group analyses its EEV basis results and provides supplementary analysis of IFRS profit before tax attributable to shareholders, so as to distinguish operating profit based on longer-term investment returns from other constituent elements of total profit. On both the EEV and IFRS bases, operating earnings per share are calculated using operating profits from continuing operations based on longer-term investment returns, after tax and minority interests. These profits exclude goodwill impairment charges, short-term fluctuations in investment returns and the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes. Under the EEV basis, where additional profit and loss effects arise, operating profit based on longer-term investment returns also excludes the mark to market value movements on core borrowings and the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees arising from changes in economic factors. After adjusting for related tax and minority interests, the amounts for these items are included in the calculation of basic earnings per share.

Prudential plc Annual Review and Summary Financial Statement 2006 3

Chairman’s

statement

The business today is in robust health, and faces exciting prospects in each of our chosen markets David Clementi

Sir David Clementi

Chairman

Full year dividend per share

+5%

2006 17.14p

2005 16.32p

4 Prudential plc Annual Review and Summary Financial Statement 2006

2006 was another good year for Prudential around the world, with strong performances in both the insurance and asset management businesses. We made excellent progress against all our key financial measures, with EEV operating profits strongly ahead, average margins across the Group up, and record performances in terms of assets under management in both M&G and Asia.

The one exception to this pleasing performance was Egg, where deteriorating conditions in the UK personal loans market resulted in larger than expected losses for the year. In January, we announced that we had reached agreement to sell Egg to Citi, having concluded that the offer made to us would realise greater value for our shareholders than we could achieve in the foreseeable future by retaining it. Throughout the year, we paid careful attention to the Group’s cash flow and capital position. We are well placed to fund our current organic growth plans; and the strength of our capital position has allowed us to look again at our dividend policy. This is set out in the Group Chief Executive’s review. The full year dividend per share for 2006 has increased by five per cent to 17.14 pence per share. Turning to our individual businesses, our UK business had a strong 2006 with good growth in profitability. We saw both new business margins and internal rates of return improve and these remain towards the top end of the market. We are taking a disciplined approach to our participation in the market, focusing on those areas where we can use our core strengths to achieve an attractive return. We feel confident that there are opportunities for profitable growth, particularly in retirement savings and income, and that we are well placed to capture them. Our US business saw another year of excellent progress, as we continued to use our strengths in product innovation, relationship-led distribution and IT, to capture a profitable share of the growing retirement market. In the last five years, Jackson new business sales have more than doubled and, as the first wave of the country’s large body of baby-boomers move into retirement over the next two decades, we see plenty of scope for continued growth in this market.

In Asia, we maintained our strong track record of growth, while meeting our commitment to go cash positive during the year. The opportunities in the region are as clear and significant as ever, with high economic growth rates, high savings rates, and increasing personal wealth. We remain confident that our business in the region will continue to prosper.

In Asset Management, our businesses around the world go from strength to strength, and are significant and increasing contributors to our Group. Not only are they critical to the performance of our traditional insurance products, they are also an increasingly powerful source of non-capital intensive profits. In addition, they do, of course, further enhance our overall product range, enabling us to accommodate the needs of the vast majority of retail investors. Across all our businesses, in addition to managing our capital position on a Group-wide basis, we continue to find new ways to leverage and share resources and knowledge in areas such as risk management, IT and product development, for the benefit of Prudential as a whole. We believe that there remains significant further scope for collaboration of this kind in future. Towards the end of 2006, we appointed Barry Stowe as Chief Executive of Prudential Corporation Asia and as a member of the Board. His broad knowledge of the Asian insurance markets will be a tremendous asset to us as we continue to drive forward our aggressive growth plans for the region. Following the Annual General Meeting, Roberto Mendoza will step down as a director and I would like to thank him for his significant contribution since he joined in 2000. As we continue to grow our business in many different countries, we are committed to contributing to the social and economic well-being of the communities in which we operate, and we encourage our employees to participate in initiatives that strengthen those communities. In 2005 we launched the Chairman’s Award, an international volunteering programme which gives all employees the opportunity to become involved with a local charitable project, and which provides financial support alongside the investment of our employees’ time. The first awards under this programme were made in 2006 and I had the opportunity to spend time with one of the winning projects, and see at first hand the positive impact such initiatives can have, when the Board recently visited India. Alongside these community projects we also continue to invest heavily in financial capability as a core part of our corporate responsibility programme, since we recognise the important part we can play in enabling consumers to make informed financial decisions. As one of the UK’s leading property investors, we take our responsibility to the environment seriously. Our property arm, PRUPIM, has established a strong reputation for its thought leadership in the area of sustainability and continues to be the only real estate investment manager accredited to internationally-recognised environmental standard ISO14001. More details of our corporate responsibility programmes can be found later in this report. Looking at the Group as a whole, we believe that the business today is in robust health, and faces exciting prospects in each of our chosen markets. The opportunities for growth, particularly in the retirement savings and income arena, are significant, and we feel confident that we have the skills and capabilities needed to take full advantage of them. As ever, the talents and commitment of our people around the world will remain critical to our success, and I would like to thank them for their vital contributions in 2006. Prudential plc Annual Review and Summary Financial Statement 2006 5

Group Chief Executive's review

Our results in 2006 demonstrate excellent and continued progress in the delivery of the Group's growth and value agenda





Mark Tucker
Group Chief Executive

Total EEV basis operating profit from continuing operations

+15%

2006 £1,976m
2005 £1,711m*

EEV basis shareholders' funds

+15%

2006 £11.9bn
2005 £10.3bn**

APE new business premiums

+16%

2006 £2,470m
2005 £2,134m*

* Comparison at constant exchange rates (CER).
** Comparison at reported exchange rates (RER).

6 Prudential plc Annual Review and Summary Financial Statement 2006

The Group’s strategy is centred on optimising our competitive advantages in life assurance, becoming a leading provider of financial services for the retirement market, and on the further development of our asset management businesses. In implementing this strategy our clear aim is to secure superior growth in value for our shareholders. In 2006, we continued to focus on developing our position in our chosen markets of Asia, the US and the UK; markets that we believe offer the greatest opportunity for sustained profitable growth. Total Group operating profit before tax was £1,976 million on a European Embedded Value (EEV) basis, an increase of 15 per cent, and the Group’s return on embedded value was 13.5 per cent (2005: 15.5 per cent). Statutory International Financial Reporting Standards (IFRS) operating profit before tax was £893 million (2005: £957 million). Across the Group’s insurance operations, new business increased by 16 per cent to £2,470 million, on an APE basis. Profits on new business exceeded £1 billion for the first time, 20 per cent up on 2005. Average margins across the Group remained strong and were 42 per cent (41 per cent in 2005) and returns on new business have also improved. Operating profit from the insurance businesses was £2,209 million, on an EEV basis, increasing by 28 per cent on 2005, and IFRS operating profit increased by 15 per cent to £1,087 million. In asset management we delivered record net flows at M&G and in our rapidly growing retail businesses in Asia. Net inflows of £8.6 billion were 66 per cent ahead of 2005 and external funds under management increased to £57 billion (2005: £46 billion). Operating profit from these businesses was £254 million, up 46 per cent on 2005. Difficult trading conditions in the UK personal loans market led to losses at Egg, the Group’s UK banking business, of £145 million (2005: profit £44 million). In January 2007 we received an offer for Egg from Citi and the business was sold for £575 million in cash, subject to completion adjustments. We expect this transaction to complete by the end of April 2007. The Group’s cash flow developed strongly in 2006 and its capital position remains robust. Taking into account our plans for sustained high levels of growth and a normalised level of scrip dividend uptake we expect our operating cash flow to be positive in 2008. In light of this the Board has reviewed its longer-term dividend policy. The Board recommends a final dividend of 11.72 pence per share, bringing the full-year dividend to 17.14 pence per share, an increase of five per cent over the full year 2005 dividend of 16.32 pence. The full year dividend is covered 1.5 times by post-tax IFRS operating profit from continuing operations. The Board will focus on delivering a growing dividend, which will continue to be determined after taking into account the Group’s financial flexibility and opportunities to invest in areas of the business offering attractive returns. The Board believes that in the medium term a dividend cover of around two-times is appropriate. Insurance operations The Group’s position in Asia continues to develop rapidly with the region accounting for almost 50 per cent of the Group’s 2006 new business profits. One of the key priorities in the region in 2006 was to continue to build our distribution capability. Agency remains the major channel in the region and during the year we added 115,000 agents, to total 285,000 agents by the end of the year. Building the agency force in a disciplined way in developing markets such as India, China and Indonesia is critical to success, whereas in some of the more developed markets in the region such as Hong Kong and Singapore where agency numbers are more stable, the main focus is on increasing productivity. Non-agency distribution is also developing strongly and accounted for 30 per cent of new business in 2006 (26 per cent in 2005) as we established a number of new and important relationships during the year. As well as experiencing rapid growth Asia became cash positive in 2006, in line with our previous forecast, with a net remittance of £28 million to the Group. In 2007 and beyond, Asia offers significant potential for profitable growth and we are on track to deliver on our target to at least double 2005 new business profits by 2009. We are in all the region’s major markets and see further opportunity to build distribution, improve productivity and efficiency and increase sales of our market leading unit-linked products. We also see scope to increase sales to our seven million existing customers; to use our regional and Group expertise to play a key role as the retirement market develops in a number of Asian countries; to extend our direct distribution capabilities and to increase selectively our presence in the Accident and Health product sector across a number of markets in the region. Prudential plc Annual Review and Summary Financial Statement 2006 7

Group Chief Executive’s review continued Our strategy in the US is to focus on the opportunities that exist in the growing retirement market as the US baby boomers retire, with a particular emphasis on variable annuities. We have market-leading product flexibility and high levels of product innovation, a focus on advice-based distribution and on maintaining high service levels at low cost. As a result our retail sales in 2006 grew at more than double the rate of the market overall. Variable annuity sales increased by 48 per cent over 2005, and we have achieved compound growth of 45 per cent over a five-year period.

In 2007, our aim is to capitalise on the market position that the Jackson team have built, growing distribution and further developing the product range to address both existing and new market areas. For example, in January 2007, we launched a new simplified retirement annuity aimed at mutual fund representatives, extending our distribution reach. We remain confident that we can continue to outperform the market and gain profitable market share. In the UK, retail insurance new business increased by 14 per cent in 2006 and overall new business sales were up one per cent. We continued to focus on writing for value across the UK business with average margins increasing to 30 per cent (27 per cent in 2005). Returns on new business improved to 15 per cent and remain high compared with the rest of the UK market.

Notwithstanding this strong performance, we have continued to assess the positioning of our UK insurance operations, examining a broad range of potential options with a clear goal of maximising value for our shareholders. We are confident that there are profitable opportunities for the Group in the retirement income and savings market.

We have significant competitive advantages in the retirement income market, in particular our flow of internal vestings from our back book of personal pensions, and this market remains very attractive. We therefore see retail annuities and equity release and the nurturing of our existing policyholders as key parts of our strategy. In the wholesale annuity market we also have distinct competitive advantages but we will only write business that meets our required returns.

Much of our Wealth and Health business is low margin and our strategy will be to improve returns through a much narrower business, exiting segments that are unprofitable and concentrating our effort only where we have a material and sustainable competitive advantage and where we can achieve returns significantly in excess of the cost of capital. We have withdrawn from provision of front-end commission individual pensions and will also exit front-end commission unit-linked bonds, segments of the market where we do not see that adequate returns can be made.

We believe there is an opportunity in the retirement savings market for us to capitalise on our proven low risk multi-asset investment capabilities. We will bring a new range of products to the market based on these capabilities and with improved returns through a focus on trail, rather than front-end commission. We will concentrate our advice-based distribution activity on the significant number of investors approaching retirement who have substantial assets outside personal or corporate pension plans, or have investments in poorly performing funds, and require inflation protection.

We also see opportunity to develop further our already strong position in the corporate pensions market and we will improve returns by focusing on schemes with higher case sizes and holding costs as volumes grow.

We will participate in the health market through our existing joint venture with Discovery, which will be expanded to include our new Flexible Protection product. A combination of the strength of the Prudential brand in the UK, clearly differentiated products and the operational capabilities of Discovery, provide an excellent base to deliver profitable growth in these markets. The joint venture will be led by Discovery. EEV basis operating profit from long-term business from continuing operations +28% 2006 £2,209m 2005 £1,722m* EEV basis new business profit Asset management business IFRS operating profit +20% +46% 2006 £1,039m 2006 £254m 2005 £869m* 2005 £174m* *Comparison at constant exchange rates (CER). 8 Prudential plc Annual Review and Summary Financial Statement 2006

Actions are in place to realise 65 per cent of the previously announced cost savings target of £115 million* for the UK insurance business. We have increased our annualised target cost savings to £195 million by 2010 and our current estimate is that these savings will lead to a £60 million positive impact on embedded value. Total restructuring costs are estimated to be up to £165 million*.

We have initiated discussions with the regulator on the possible reattribution of the inherited estate of the Group’s main with-profits fund in the UK, Prudential Assurance Company. An Independent Policyholder Advocate has been nominated to represent policyholders should a decision be taken to proceed. We will only proceed if there are clear benefits to both policyholders and shareholders. If a decision is taken to proceed a formal appointment of the Policyholder Advocate could be expected to take place later this year.

With a focused strategy in the UK based on our competitive advantages, we see opportunities for growth in the retail market at high margins and returns relative to the overall market. In the wholesale annuity market we will write business that meets our required returns and by definition the flows will be lumpy year on year. We are maintaining our 14 per cent IRR target for new business and we expect the UK’s shareholder-backed business to become a net capital generator for the Group by 2010.

Asset management Maintaining superior investment performance is the key factor in the continuing growth and success of the Group’s asset management businesses. In 2006, the performance of M&G in the UK and Europe and our asset management businesses in Asia has again been very strong, adding value to our insurance businesses worldwide, supporting record net inflows and continuing the growth of the Group’s external funds under management.

In 2007, we will continue to build on the strong growth over recent years in both M&G and in Asia. In addition, Jackson will enter the US retail mutual fund market for the first time, a significant market that continues to gain momentum, especially among the baby boomers. Group As a Group we are continuing to increase the level of co-operation and the exchange of ideas across our businesses. The Group’s asset management businesses are using their global presence, exchanging information to support their investment decisions and to enable the efficient management of over £6 billion of cross-border money.

In our insurance businesses, which remain predominantly market specific, collaboration is taking place where there is a commercial benefit. Product development teams are working across the Group to access existing skills and expertise. In distribution, the UK business has utilised the very successful techniques developed by Jackson in the US, to segment the independent financial adviser market, saving time and cost and improving returns. Work is ongoing to consolidate our technology infrastructure in particular across the UK and the US. A single Customer Service Desktop is now under development and will be launched in 2007. Central to the management of the Group is capital efficiency and capital allocation. During 2006, we have made significant progress in the assessment of, and management of, risk on a Group-wide basis. This understanding provides a solid foundation as we continue to embed decision making on a risk-adjusted basis. Summary The Group goes into 2007 with strong momentum. I continue to see tremendous scope for the Group to build sustainable profitable growth and secure superior growth in value for our shareholders.

(*Previously announced UK cost savings target of £150 million by 2009 included £35 million in relation to Egg, which was acquired by Citi in January 2007. Previously announced restructuring costs of £110 million included £25 million related to Egg.)

Prudential plc Annual Review and Summary Financial Statement 2006 9

Prudential at a glance

Our brands

JACKSON
NATIONAL LIFE INSURANCE COMPANY

Jackson National Life Insurance Company (Jackson) is one of the largest life insurance companies in the United States with three million policies and contracts in force.

PRUDENTIAL

Prudential is a leading life and pensions provider in the United Kingdom.

Financial highlights

Comparisons are quoted at constant exchange rates

Jackson

- Record APE sales of £614 million were up 21 per cent on prior year. New business profit margin (% of APE) of 42 per cent up from 41 per cent in the prior year.
- EEV operating profit on continuing operations of £718 million, up 19 per cent on prior year in underlying terms.
- IFRS operating profit on continuing operations of £408 million, up 14 per cent on prior year.

Prudential

- APE sales grew one per cent in 2006 to £900 million.
- New business EEV grew nine per cent to £266 million.
- IFRS operating profit increased 25 per cent to £500 million in 2006.

Operations and products

Jackson

Jackson offers variable, fixed and fixed index annuities, as well as term and permanent life insurance and institutional products. Through its affiliates and subsidiaries, Jackson also provides asset management and retail brokerage services.

Jackson markets products in 50 states and the District of Columbia (in the State of New York through Jackson National Life Insurance Company of New York) through independent broker-dealers, independent agents, banks, regional broker-dealers and the registered investment adviser channel.

Jackson's investment portfolio manager, PPM America Inc., manages over US$74 billion of assets.

Customers
Three million policies and contracts in force

Staff
2,700

Location
Headquartered in Lansing, Michigan

Prudential

Retail products
- Annuities
- Corporate pensions
- With-profits and unit-linked bonds
- Savings and investments
- Protection
- Equity release
- Health insurance

Wholesale products
- Bulk annuities
- Annuity back-books

Product distribution channels
- Business to business (consulting actuaries and benefit advisers)
- Partnerships (affinities and banks)
- Independent financial advisers
- Multi-tie panels
- Direct to customers (telephone, internet and mail)

Customers
More than seven million

Staff
6,000

Locations
Dublin, London, Mumbai, Reading, Stirling

egg™

On 29 January 2007 we announced that we had entered into a binding agreement to sell Egg Banking plc, our UK banking business, to Citi. Under the terms of the Agreement, the consideration payable is £575 million in cash subject to adjustment to reflect any change in net asset value between 31 December 2006 and completion. The transaction is subject to regulatory approvals and is expected to complete by the end of April 2007. Details of Egg's performance during 2006 can be found in this Annual Review.



Bismarck
Appleton
Lansing
Chicago
New York
New Jersey
Denver
Santa Monica
Tampa
Dublin
Derby
Dudley
London
Reading
Berlin
Milan

M&G INVESTMENTS M&G is Prudential’s UK and European fund manager with £164 billion of funds under management as at 31 December 2006. • In 2006 operating profit grew 25 per cent to £204 million and underlying profits grew 28 per cent to £177 million. • Gross fund inflows increased by 70 per cent to £13.5 billion. Net fund inflows increased by 58 per cent to £6.1 billion.

M&G independently manages assets on behalf of a wide range of retail and institutional investors. M&G also acts as fund manager on many of the life and pensions products sold by Prudential in the UK and Europe, as well as managing Prudential’s balance sheet for profit. Retail business • Open Ended Investment Companies (OEICs) and Unit Trusts (UTs) • Investment Trusts (ITs) • Individual Savings Accounts (ISAs) and Personal Equity Plans (PEPs) M&G and Prudential branded mutual funds are distributed to retail investors in the UK, Europe, Asia and South Africa. M&G manages £19.2 billion of retail assets, invested in equities, fixed income and property. In the UK M&G is the fourth largest retail fund manager, with approximately one million unit holder accounts. Institutional business • Segregated fixed interest, pooled pension funds, structured and private finance • Segregated, pooled and global macro strategy mandates • Institutional customers include pension funds, insurance companies and other financial institutions M&G manages £25.8 billion of institutional assets, invested in equities, fixed income, property and private equity.

Internal business M&G manages assets on behalf of Prudential’s long-term business funds, including with-profits and unit-linked funds, annuities and corporate pension products. M&G manages £119 billion of assets for Prudential customers, invested in equities, fixed income, property and private equity. Prudential Finance • Manages Prudential’s balance sheet • Leverages Prudential and M&G’s positioning and skills for profit Activities include bridging transactions, property financing and securities lending. Staff 1,500 Locations UK: London, Chelmsford Europe: Austria, France, Germany, Italy, Luxembourg, Spain, Switzerland Other: South Africa • Also part of MFG Prudential Property Investment Managers (PRUPIM) • PPM Capital • PPM South Africa PRUDENTIAL Prudential has life insurance and fund management operations in 12 markets. Life insurance • Sales on an APE basis grew 30 per cent • Represents 49 per cent of total Group new business profit • IFRS operating profit of £189 million, up 11 per cent on 2005, excluding exceptional items of net positive £30 million in 2005. Prudential is the leading European-based life insurer in Asia in terms of market coverage and number of top five market positions. Prudential Corporation Asia provides a comprehensive range of savings, protection and investment products tailored to the needs of each local market. It pioneered unit-linked products in Singapore, Malaysia, Indonesia, the Philippines and Taiwan. In 2006, our operation in China was awarded eight new life licences, making a total of 18. Currently, Prudential Corporation Asia has a network of over 284,000 agents serving more than seven million customers across the region. Major strategic partnerships • CITIC Group in China • ICICI Bank in India • In addition, Prudential Corporation Asia has a number of distribution partnerships that include a number of leading banks such as Standard Chartered Bank. Staff 12,500 Locations China, Hong Kong, India, Indonesia, Japan, Korea, Malaysia, the Philippines, Singapore, Taiwan, Thailand, Vietnam Fund management • In 2006 operating profit grew 85 per cent to £50 million, excluding 2005 exceptional costs of £16 million. • Prudential Corporation Asia’s Fund Management manages £29.2 billion of assets, which includes £6.2 billion of assets from the Group, £10.6 billion from Prudential Corporation Asia’s Life Funds and £12.3 billion from the retail operations. This is an increase of 22 per cent from end 2005. Retail assets increased by 33 per cent. • Retail mutual fund net inflows increased by 90 per cent to £2.5 billion. Prudential Asia Fund Management independently manages assets on behalf of a wide range of retail and institutional investors in Asia. Prudential Asia Fund Management is also a fund manager for life and pension products sold by Prudential UK and Prudential Corporation Asia. Retail business Prudential branded mutual funds are distributed to retail investors across Asia. Prudential Asia Fund Management manages £12.3 billion of retail assets investing in equities, fixed income and structured products. Prudential also manages collective investment schemes under Luxemburg domiciled Société d’investissement à capital variable (SICAV) under UCITS III. In Asia Prudential Asia Fund Management is the second largest retail fund manager for Asian sourced assets ex-Japan as at June 2006 (source: Asia Asset Management Magazine) with approximately two million unit holder accounts. Institutional and internal business Prudential Asia Fund Management manages £16.8 billion of institutional and internal assets, investing in equities, fixed income, property and private equity. Institutional investors include pension funds, government and quasi government entities and other financial institutions.

Major strategic partnerships • Bank of China International in Hong Kong • CITIC Group in China • ICICI Bank in India Staff 1,350 (100% of ventures) China, Hong Kong, India, Japan, Korea, Malaysia, Singapore, Taiwan, United Arab Emirates, Vietnam Beijing Tianjin Shanghai Seoul Tokyo Taipei Delhi Guangzhou Dubai Mumbai Hong Kong Hanoi Bangkok Manila Ho Chi Minh Kuala Lumpur Singapore Jakarta

Value Growth Opportunity

Momentum M&G

Powerful positions in all key asset classes

M&G launched the UK’s first unit trust in 1931 and today manages £164 billion on behalf of its investors. M&G has scale in all key asset classes: it is one of the largest active managers in the UK stock market, one of the largest bond investors in the UK and one of the UK’s largest property investors.

United States

Creating value through innovation

Jackson leverages its low-cost, flexible technology platform to manufacture innovative and customisable products that can be brought to the market quickly and efficiently. In 2006, 81 per cent of Jackson’s retail sales were from products and features developed and launched in the current and previous year. Jackson also has a statutory general expense to asset ratio that is significantly lower than its top 25 individual annuity peer competitors.

Asia

A comprehensive understanding of the long-term value drivers

Prudential actively manages its product portfolio in Asia to optimise returns on capital. It has a relatively high proportion of capital-efficient unit-linked products – 64 per cent in 2006 – and this, combined with higher relative proportions of regular premium policies and Accident and Health riders, has enabled the business to achieve strong new business profit margins as a percentage of weighted sales.

United Kingdom

Maximising profitable growth

Prudential has pursued a strategy focusing on those areas where it has competitive advantage, targeting capital-efficient returns through selective participation within its chosen markets, Retirement Income, Wealth and Health and Wholesale. As a result, margin increased in 2006 to 30 per cent and the overall internal rate of return (IRR) increased to 15 per cent.

We continue to maintain a relentless focus on profitability and value, concentrating resources where we can generate the best returns for shareholders

12 Prudential plc Annual Review and Summary Financial Statement 2006

Value Growth Opportunity

Momentum

United Kingdom

Fast growth in health insurance and equity release

PruHealth celebrated its second anniversary in 2006 and already covers around 100,000 customers. At the heart of PruHealth lies a totally new approach to private medical insurance that recognises that the healthier people are, the less likely they are to need medical treatment. Prudential UK is also looking to grow the equity release business it started in 2006, having written over £100 million of new business in its first year.

M&G

Rapid sales growth and expansion into new markets

In the retail marketplace, M&G delivered record fund inflows in 2006 with gross fund inflows increasing by 75 per cent to £6.7 billion and net fund inflows more than doubling to £3.1 billion. Product innovation has remained key for opening up new markets for M&G and 66 per cent of gross mutual fund inflows in 2006 through UK and European distribution channels were into funds launched or re-engineered within the past six years.

United States

Record variable annuity sales growth

Jackson delivered record variable annuity sales in 2006 of £3.8 billion, up 48 per cent on the previous year. This reflects its distinct competitive advantages: an innovative product offering; an efficient and flexible technology platform; a relationship-driven distribution model; and award-winning service. Jackson increased its variable annuity market share to 4.6 per cent in 2006, and maintained its ranking of twelfth in total variable annuity sales.

Asia

Consistent outperformance in headline growth

Life new business has grown at a CAGR of 22 per cent over the last five years and funds under management at a CAGR of 25 per cent. In 2006, Prudential’s funds under management ranking against international fund managers in Asia increased from fourth to second. The bottom line is also growing, strongly reflecting our increasing scale and efficiency. On a like-for-like basis operating IFRS profits for the life business were up 11 per cent and for the funds business up 85 per cent.

Our strong positions in the markets in which we operate mean we are well placed to capture an increasing share of profitable growth in each

Prudential plc Annual Review and Summary Financial Statement 2006 13

Value Growth Opportunity

Momentum

Asia

Well placed to leverage proven platform for long-term profitable growth

Prudential Corporation Asia has a productive, scale agency force, strong partnerships, innovative products and a respected brand. Going forward, Prudential will also be exploring new initiatives in the retirement space, developing more direct distribution, launching new health products and implementing a disciplined and systematic cross-sell and up-sell programme with its over seven million existing customers.

United Kingdom

Significant opportunities in retirement savings and income

Prudential is strongly positioned to benefit from the predicted growth in the UK retirement savings and income markets, driven by increasing longevity and the number of baby boomers heading towards retirement over the next few years. Prudential will also be looking to maximise value from the steadily increasing flow of vestings from its mature pensions book over the coming years.

M&G

A fast-growing industry and increasingly accessible markets

The asset management sector continues to benefit from the increasing shift by retail investors from opaque to transparent investment products, such as unit trusts, and M&G’s range of market-leading funds has positioned it very strongly to benefit from this trend. European cross-border distribution has accelerated and the trend in favour of ‘Open Architecture’ in both the UK and Europe has continued to open up significant bank and life company distribution opportunities.

United States

78 million baby boomers reaching retirement

In the US, the first members of the 78 million baby boomer generation turned 60 (the average retirement age) in 2006. The ageing demographics of the US are expected to increase annual retirement distributions from $0.5 trillion in 2004 to more than $1 trillion per year by 2012.

As we look ahead, we see enormous opportunities in all three of our regions, and we feel confident we have the skills and resources to take advantage of them

14 Prudential plc Annual Review and Summary Financial Statement 2006

Value Growth Oppurtunity Momentum

United States

Sustained increases in both sales and market share

Up to the end of 2006 Jackson experienced five consecutive years of variable annuity sales growth, 11 consecutive quarters of market share increases, and 17 consecutive quarters of variable annuity asset growth. Jackson has only experienced a quarterly decline in variable annuity assets five times since the first quarter of 1998.

Asia

Asia becomes cash positive while delivering rapid growth

The Group’s position in Asia continues to develop rapidly with the region accounting for almost 50 per cent of the Group’s 2006 new business profits. As well as experiencing rapid growth, Asia has become cash positive in 2006, in line with our previous forecast, with a net remittance of £28 million to the Group. In 2007 and beyond, Asia offers significant potential for profitable growth and we are on track to deliver on our target to at least double 2005 new business profits by 2009.

United Kingdom

Continued focus on core strengths to drive profitable growth

In 2006, Prudential UK’s retail business increased sales by 14 per cent and new business profits by 67 per cent. Going forward, Prudential UK will focus on its core strengths, including its longevity expertise and its multi-asset allocation capabilities, to drive profitable growth in the retirement income and savings markets. In addition, it will continue to safeguard embedded value in its mature life and pensions business, through targeted cost reduction programmes.

M&G

Significant and sustained profit growth

M&G delivered significant profit growth during 2006 on the back of rising market levels, strong net inflows and continued business diversification. Operating profits, which include performance-related fees, increased 25 per cent to £204 million. Underlying profits were £177 million, an increase of 28 per cent compared to the previous year. Over the past four years, underlying profits have grown by 38 per cent per year.

The momentum we have built can be seen in the growth of our insurance and asset management businesses around the world

Prudential plc Annual Review and Summary Financial Statement 2006 15

Corporate responsibility review Acting responsibly Corporate Responsibility (CR) is fundamental to how Prudential operates and is a philosophy that is now embedded in the business. Prudential recognises that its stakeholders, which include its customers, people, shareholders and the communities around its businesses, increasingly support those companies that define and exhibit sound values around trust, ethics and environmental responsibility. Prudential also believes that its performance in key areas of conduct such as corporate governance, environmental management and employment practices can have a significant and positive impact on the Group’s financial performance. Prudential’s main focus in 2006 was to ensure that its CR strategy continued to align with its business objectives and with its stakeholder concerns.

Management and policy Prudential has developed a Group Governance Framework which is underpinned by a Group Governance Manual and associated processes. This encompasses all key policies and procedures, for example its Group Code of Business Conduct, its CR Policy and its Health and Safety Policy. Prudential sets its own codes and policies that often go further than legislative requirements. Prudential also operates a Group Risk Framework which focuses on reputation issues. The controls, which are applicable across the Group, are clearly set out in the Group Governance Manual. Prudential’s Group Finance Director, Philip Broadley, has Board level responsibility for social, environmental and ethical risk management. The Board discusses Prudential’s performance on these areas at least once a year. The Board also reviews and approves Prudential’s CR report and strategy.

Below the Board, the Corporate Responsibility Committee is a specialist Group-wide committee chaired by the Group Finance Director. It is responsible for reviewing business conduct and social and environmental policy and ensures consistency across the Group’s international businesses.

The Corporate Responsibility team, which is located in Group Head Office, develops its strategy, provides training across the Group, and works closely with individual business units to provide advice, ensuring that the Group’s core values are maintained and assisting with the development and adaptation of Group-wide initiatives so that they not only fit the overall Group principles but also meet local needs. Group Code of Business Conduct Prudential’s Group Code of Business Conduct (the Code) sets out the ethical standards the Board requires of itself, its employees, agents and others working on behalf of the Group, in their dealings with employees, customers, shareholders, suppliers, competitors, the wider community and the environment. This policy is now in force across the Group and compliance by all business units is mandatory. The Code is published both internally on the Group Head Office intranet and externally on the Prudential website. It is also integrated within the Group Governance Manual and is covered by the annual compliance certification process. In 2006, we translated the Code into Chinese, Korean and Thai. These translations are now available on Prudential’s internet site.

As part of the Corporate Responsibility strategy, Prudential engaged KPMG in 2006 to review, at the Group Head Office level, the Group Code of Business Conduct, the process by which Prudential communicates the Code and the systems in place for monitoring the Code. Prudential is currently in the process of reviewing the findings from this review and formulating a plan for implementing improvements. Stakeholder dialogue Stakeholder engagement enables employees and relevant external groups to help shape what Prudential does and ensure that their reasonable expectations are translated into business value. This means listening to and working with its stakeholders and being very clear about its intentions and priorities.

During 2006, Prudential commissioned research organisation Ipsos Mori to help it gauge which CR issues are important to its key stakeholders. The results indicated that good environmental management and climate change are, perhaps unsurprisingly, very high on the agenda for companies in general. Issues such as ethical investment and transparent product information are also highlighted as important for financial services companies. In response, the CR team is working with the Group Health, Safety and Environment team and Prudential Property Investment Managers Limited (PRUPIM), part of M&G, to ensure that Prudential is effectively addressing and aligning its environmental management practices.

Assisting people to manage their investments is fundamental to the Group’s business. Prudential UK has therefore continued to hold monthly MeetPru events, which give its customers the opportunity to meet members of the UK executive team and ask questions about both their own policies and broader issues, including the 16 Prudential plc Annual Review and Summary Financial Statement 2006

CR programme. M&G has developed a number of spin-free guides for investors which provide straight-forward, easy-to-understand information on a range of investment options, including bonds and equities, while also tackling subjects such as ‘understanding risk’. Improving financial capability The Group’s core financial education programme is based on the need to play its part in enabling consumers to make the right decisions for their individual needs. Such decisions range from debt management to savings needs. Informing and empowering consumers to make such decisions will, Prudential believes, build better and more permanent relationships between consumers and providers. Prudential began developing its Financial Literacy programme in the United Kingdom in 2001. Six years later, Prudential is seeing significant continued progress, both in the UK and internationally. In the UK, via partnerships with diverse organisations such as Citizens Advice; the Personal Finance Education Group (pfeg); Specialist Schools and Academies Trust and National Institute of Adult Continuing Education, thousands of adults and children are now benefiting from learning how to make decisions that will have a profound effect on their financial wellbeing.

Prudential extended its initiative to Asia in 2004, with an innovative programme called Investing in Your Future, which focuses on women, who are often responsible for planning their family’s financial needs. This was first launched in China and rolled out in Vietnam in 2005. During 2006, Prudential extended this programme into India and piloted a project in Malaysia. To date, more than 10,000 women have graduated from the programme in Asia. Investing in our communities In 2006, Prudential invested £4.7 million in a wide range of projects around its business, supporting education, welfare and environmental initiatives. This total includes the significant contribution made by many of the people around the Group through volunteering, often linked with professional skills development. It also includes direct donations to charitable organisations of £3.15 million.

In December 2005, The Chairman’s Award, the Group’s international employee volunteering programme was launched across the Group. The programme is managed by the Group CR team and is co-ordinated by local business unit champions around the world. Prudential recognises that many employees already make a significant contribution to charities as volunteers in their own free time. The Chairman’s Award was set up to recognise this involvement in the community and to give all the Group’s employees the opportunity to get involved with a local charitable project and to increase the value of the community support they offer through additional contributions. The charities that Prudential supports were selected following a Group-wide survey of its employees, which identified a preference for projects that address the needs of children and the elderly within their local community. Prudential has identified sustainable projects which, where possible, have education at their core. This lies at the heart of the Group CR programme aiming to raise levels of financial capability worldwide.

In 2006, over 1,600 employees registered to volunteer and The Chairman’s Award supported over 50 projects around the world. For example, over 180 pre-school children in Thailand will be able to attend new child care centres thanks to the volunteering efforts of Prudential’s employees, where The Chairman’s Award is funding the redevelopment and refurbishment of four centres in the Srirattana district in the Srisaket province. Similarly, employees from Jackson in Denver have been volunteering through Junior Achievement’s schools programme, helping to educate and inspire young people to value free enterprise, business and economics to improve the quality of their lives. Over 160 students have benefited from the volunteering efforts of the Group’s employees.

Responsible investment (RI) M&G’s approach to responsible investment (RI) is set out in the booklet Issues Arising from Share Ownership, available at www.mandg.co.uk. RI has focused principally on equity markets. However, with more than £19 billion (as at 31 December 2006) of funds under management, PRUPIM, is one of the UK’s largest commercial property investment managers and accounts for over 80 per cent of Prudential’s direct environmental impact in the UK. Through participation in the Institutional Investor’s Group on climate change and its participation on the property working group of the United Nations Environment Programme Finance Initiative (UNEP FI), PRUPIM is creating awareness of the implications of climate change for property investment and how Prudential should address this. Prudential plc Annual Review and Summary Financial Statement 2006 17

Corporate responsibility review continued Employees The following information is given principally in respect of employees of the Group in the UK. The policy towards employees overseas is the same but the practical application of the policy varies according to local requirements. Equal opportunity Prudential recognises, respects and values difference and diversity. Its equal opportunities policy is to be fair, responsible and caring in all aspects of the business. The Group seeks to ensure all employees and applicants to its businesses are given equal opportunity in all aspects of employment to ensure that the Group’s businesses attract, retain and promote the best available talent. All the businesses work to embed these principles in all aspects of their management practices and to ensure that this is evident to employees in their day-to-day work. It is Group policy to give full and fair consideration and encouragement to the employment of applicants with suitable aptitudes and abilities, and to continuing the employment of staff who become disabled, and to providing training and career development opportunities to disabled employees.

Employee involvement The Group has effective communication channels through which employees’ views can be sought on issues which concern them. Throughout the Group there is close consultation between management and other employees on appropriate matters of concern, with a view to keeping employees informed about the progress of the Group’s business and the economic factors affecting it. Communication with employees is achieved in a number of ways, including one-to-one staff briefings and through the Group’s intranet site. M&G’s Staff Consultative Committee and UK Insurance Operations’ Employee Forum promote communication and consultation throughout their respective businesses and provide for dialogue on a range of issues of interest to their staff. Following the creation of PGDS in 2006, which brought together IT infrastructure staff into one Group business, PGDS in the UK commenced the development of a staff consultative forum with the election of representatives. It is intended that this forum, along with effective direct consultation, will deliver an excellent two-way dialogue between staff and PGDS management.

In 2006, employees were again invited to participate in the Prudential Savings-Related Share Option Scheme. The Scheme has now been operating for 23 years and 40 per cent of UK staff currently participate. The Prudential International Savings-Related Share Option Scheme (ISSOS) for employees has been operating since 2000 in Hong Kong, Malaysia and Singapore; since 2001 in Taiwan and India; and since 2003 in Korea. On average 15 per cent of employees in those countries covered by the ISSOS currently participate. In addition, since 2002 Prudential has operated the International Savings-Related Share Option Scheme for Non-Employees (ISSOSNE) for its agents in Hong Kong. Currently 11 per cent of agents participate.

Following shareholder agreement in 2000 to authorise the Board to introduce a Share Incentive Plan, The Prudential UK Share Incentive Plan (SIP) was introduced in 2004 for employees of Prudential UK Services Limited and The Prudential Assurance Company Limited, and in 2005 for employees of Prudential Services Limited. This plan enables employees to buy Prudential shares on a tax-efficient basis. For every four Partnership shares bought, an additional Matching share is granted. Currently 12 per cent of eligible staff participate. The trustees of each of the Group’s UK pension schemes include elected individuals.

Training and development In the UK, Prudential is a member of the Employers’ Forum on Disability, the Employers in the Community Network, set up by the National Centre for Volunteering, Race for Opportunity and the Work Foundation. These organisations aim to share best practice, promote the benefits of a diverse workforce and make discrimination in the workplace a thing of the past. Engaging with employees and understanding their expectations about corporate values, transparency, career development, performance management, diversity and work-life balance is essential. This understanding helps the Group to attract, retain and motivate its employees. Prudential recognises that it will benefit from the opportunity for its employees to develop their talents and achieve satisfying and rewarding careers. Prudential is therefore committed to promoting individual development and regularly assesses employees’ abilities, progress and individual training needs.

In Asia, employee education is provided across the Group’s Asian markets through PRUuniversity, which is available to all staff and is offered in multiple languages. Programmes are centrally credited and many are endorsed by external learning institutions. The courses cover CR, management and leadership, technical and business skills as well as a comprehensive range of self-improvement material including language courses. 18 Prudential plc Annual Review and Summary Financial Statement 2006

Treating customers fairly The financial services industry is working with the UK regulator, Government and consumers to improve the way they treat customers. Prudential now has more than seven million customers in Asia, over three million policies and contracts in force across the US through Jackson, and over seven million customers in the UK through Prudential UK. Prudential is committed to providing a high level of customer service, communicating openly with customers, providing clear information and to monitoring levels of satisfaction. Prudential UK has signed up to the Association of British Insurers’ (ABI) Customer Impact Scheme. This Scheme is part of the industry’s commitment to continuously build on customers’ experiences, and Prudential will participate in an annual customer survey, to measure changes in its customers’ experiences and attitudes. Jackson measures its customer service quality through annual benchmarking surveys. Prudential Corporation Asia surveyed a sample of its customers in each of its 16 retail businesses in Asia, to assess the likelihood of its customers recommending Prudential Corporation Asia to their family and friends.

Environment/sustainable development Protecting the environment is essential for the quality of life of current and future generations. The challenge is to combine continuing economic growth with long-term sustainable development. Prudential will endeavour to ensure its policies and business actions promote the consideration of the environment. The CR team is working with its peers in other companies to develop an industry-wide approach to climate change. Prudential is part of the Forge Group, a consortium of financial institutions formed to address the CR issues facing the financial services industry and to develop a consistent approach towards their management. In November 2006, the Forge Group agreed that its focus in 2007 will be climate change and its strategic implications for the financial services sector. In the US, Jackson has carefully monitored and worked to minimise any negative environmental impact since it moved to its current headquarters in 2000, working with State and local authorities on new projects which protect the environment. Supply chain management Prudential recognises that its own social, environmental and economic impacts are associated not only with the products and services it supplies but also with the performance of its suppliers and contractors.

It is Prudential’s policy to work in partnership with its suppliers to help them reduce their impact on the environment and to manage the challenges of sustainable growth. The number of suppliers engaged on a business as usual basis is very high. Prudential has therefore chosen to focus on those suppliers that potentially pose the greatest risk to the environment. As a result, Prudential has identified 55 suppliers to work with on the programme.

Donations Prudential is committed to supporting the communities where it is an employer. In 2006, the Group spent £4.7 million in support of the community. Within this, direct donations to charitable organisations amounted to £3.15 million, of which £2.35 million came from European (EU) operations. This is broken down as follows: Education £1,068,000; Social and Welfare £809,000; Environment and Regeneration £82,000; Cultural £149,000 and Staff Volunteering £242,000. The aggregate figure for charitable donations from Prudential’s non-EU subsidiaries (Jackson and Prudential Corporation Asia) amounted to £0.8 million. It is the Group’s policy not to make donations to political parties or to incur political expenditure, within the meaning of those expressions as defined in the Political Parties, Elections and Referendums Act 2000, and the Group did not make any such donations or incur any such expenditure in 2006. Further information can be found in Acting Responsibly, the Group’s Corporate Responsibility Report 2006/7, accessed at www.prudential.co.uk/prudential-plc/cr/ Hard copies of the report are available from the Group’s CR team: Laurence Pountney Hill, London EC4R 0HH. Tel: 020 7548 3706 Prudential plc Annual Review and Summary Financial Statement 2006 19

Corporate responsibility review continued

Non-financial key performance table

The table below summarises key programme areas against our commitments, and outlines some of the Group's achievements to date and Prudential's priorities for 2007.

Progamme areas	Key performance Indicator	Measurement
Financial Literacy	Continue to invest and help people to become more informed about their financial well-being and build the long-term capacity of community organisations to provide financial education.	Monitor progress with charity partners. All charity partners to complete a post-donation evaluation form.
Customers	Continue to maintain high standards of customer service.	Tracking systems in place to monitor customer satisfaction.
		To provide information for customers in a variety of ways.
	To continue being a responsible investor on behalf of our clients.	Contribute to the investment performance of M&G funds.
	To gain a comprehensive understanding of the costs and benefits of sustainable property investments.	To implement relevant sustainable property investment techniques across our PRUPIM property portfolio in a way that will increase sustainability, while protecting and enhancing investor returns.
Community	Make a measurable and positive impact in the communities where we operate.	Annual community spend as a percentage of pre-tax profit.
		Level of colleague volunteering.
Employees	Communicate internally about the value and benefit of CR, the goals and purpose of the organisation and the Group Code of Business Conduct.	Use a variety of communication channels e.g. CR e-learning module, employee magazines, Group intranet site, news updates, videos and webcasts.
	Maintain our commitment to health and safety management across the Group.	Total number of recordable health and safety incidents (under RIDDOR: Reporting of Injuries and Diseases and Dangerous Occurrences Regulations). Currently only measured in the UK.
Supply chain	Work with suppliers to maximise the beneficial social impact of our business, and reduce the environmental impact.	Total number of suppliers with whom we have discussed environmental or CR issues.
Environment	Minimise our environmental impact, prevent pollution and unnecessary damage to the environment from our operations.	Periodically review our environmental impact.
		Ongoing measurement of building energy efficiency, water efficiency, waste recycling of our actively managed property portfolio.
Shareholders	Focus on maximising long-term shareholder value, thereby delivering returns to investors.	Dialogue with investors. Dialogue with investment analysts responsible for ethical investment funds. Inclusion in socially responsible indices e.g. FTSE4Good.

20 Prudential plc Annual Review and Summary Financial Statement 2006

Progress in 2006	Looking forward – in 2007 we plan to:
Prudential extended the financial literacy programme to India. Piloted the programme in Malaysia during December 2006.	Continue implementing the financial literacy programme in China, India and Vietnam, and we will review the pilot programme in Malaysia.
Prudential Corporation Asia has developed a detailed Customer Satisfaction model in Malaysia for its sales and service process. Jackson measures its customer service quality through annual benchmarking surveys. Prudential UK is accredited to the Association of British Insurers (ABI's) Customer Impact Scheme.	Roll out the Customer Satisfaction model in Asia to other parts of its business and use feedback to improve customer service. Prudential UK plans to work closely with the ABI on the Customer Impact Scheme.
Prudential regularly updates customers on products and important financial topics through MeetPru events, Plan from the Pru, Pru News, the Prudential Magazine, and the M&G Spin-Free guides.	Continue to provide customers with clear and responsible marketing information.
M&G manages two ethical investment funds: Prudential M&G Light Green Fund and the Prudential Ethical Trust Fund.	Continue to maintain active dialogue with our investee companies.
Worked with the United Nations Environment Programme Finance Initiative (UNEP FI) to establish a Socially Responsible Property Investment Working Group.	Play a central role in the activities of both the Investment Property Forum/Institutional Investors Group on Climate Change, Responsible Property Investment Working Group and the UNEP FI Responsible Property Investment Workstream.
Based on IFRS statutory operating profit, Prudential's community spend equates to 0.53 per cent.	Continue to make a measurable and positive impact in the communities where we operate.
Successfully launched the new employee volunteering programme, The Chairman's Award and created appropriate relationships with charities in each of our markets to support this. Over 1,600 employees volunteered.	Ensure we have community investment programmes running in most of our markets.
Continued to update employees on CR initiatives and the Group Code of Business Conduct through the annual CR report, the annual CR webcast and fortnightly news updates.	Update and roll out the CR e-learning module to all new employees. Continue to review and communicate our CR report and policies.
We have recorded four RIDDOR accidents in the UK.	Continue to work with business units to ensure compliance with the Group H&S Framework. Ensure each business unit produces an H&S action plan.
Rolled out UK CR supply chain programme to 55 suppliers.	Continue to work in partnership with our suppliers to help them reduce their social and environmental impacts.
Prudential developed a new Environmental Policy Statement which has been approved at Group level. A pilot scheme for an improved building management system is being tested in Reading, UK. If successful, this will reduce energy consumption and be introduced in other business units. Reviewed performance data.	Provide environmental performance data across the Group. Establish an Environment Network initially in the UK and the US.
We have achieved ISO14001 certification for 10 actively managed properties.	We are continuing to roll out ISO14001 certification across our entire managed portfolio by the end of 2007. We are developing our monitoring and targeting system to measure environmental performance.
The Company has continued with a programme of dialogue with shareholders, across a broad geographic spread.	Further dialogue with the investment community.
Dialogue with investment analysts, CR rating agencies and research organisations responsible for ethical investment funds.	Continue dialogue with the investment community.
Met FTSE4Good global CR criteria and awarded continued membership.	Continue to monitor progress and engage with the FTSE4Good co-ordinators.

Prudential plc Annual Review and Summary Financial Statement 2006 21

Board of directors Chairman Executive directors 1 2 3 4 5 6 7 1. Sir David Clementi FCA MBA Chairman and Chairman of the Nomination Committee Sir David Clementi has been Chairman of Prudential since December 2002. In 2005, he was appointed as President of the Investment Property Forum. In 2003, he joined the Financial Services Authority’s Financial Capability Steering Group, and was appointed by the Secretary of State for Constitutional Affairs to carry out a review of the regulation of legal services in England and Wales, which was completed in 2004. In 2003, he also joined the Financial Reporting Council, and became a non-executive director of Rio Tinto plc. He is also a board member of the Royal Opera House. From 1997 to 2002 he was Deputy Governor of the Bank of England. During this time, he served as a member of the Monetary Policy Committee and as a non-executive director of the Financial Services Authority. From 1975 to 1997 he worked for the Kleinwort Benson Group, latterly as Chief Executive. 2. Mark Tucker ACA Group Chief Executive Mark Tucker was re-appointed as an executive director in May 2005, when he also became Group Chief Executive. From May 2004 to March 2005 he was Group Finance Director, HBOS plc and director of Halifax plc. Previously, he was an executive director of Prudential from 1999 to 2003, and from 1993 to 2003 he was Chief Executive of Prudential Corporation Asia, and also held senior positions in Prudential’s businesses in the UK and the US. He first joined Prudential in 1986, having previously been a tax consultant at PriceWaterhouse UK in London.

3. Philip Broadley FCA Group Finance Director Philip Broadley has been an executive director of Prudential and Group Finance Director since May 2000. He is currently Chairman of the 100 Group of Finance Directors and a member of the Insurance Advisory Group of the International Accounting Standards Board. He is also President of the

Przezornosc Charitable Foundation, which has been established in Poland in recognition of former policyholders with whom the Company lost contact. Previously, he was with the UK firm of Arthur Andersen, where he became a partner in 1993.

4. Clark Manning FSA MAAA Executive director Clark Manning has been an executive director of Prudential since January 2002. He is also President and Chief Executive Officer of Jackson National Life Insurance Company. He was previously Chief Operating Officer, Senior Vice President and Chief Actuary of Jackson National Life Insurance Company, which he joined in 1995. Prior to that, he was Senior Vice President and Chief Actuary for SunAmerica Inc, and prior to that Consulting Actuary at Milliman & Robertson Inc. He has more than 25 years’ experience in the life insurance industry, and holds both a bachelor’s degree in actuarial science and an MBA from the University of Texas. He also holds professional designations of Fellow of the Society of Actuaries (FSA) and Member of the American Academy of Actuaries (MAAA).

5. Michael McLintock Executive director Michael McLintock has been an executive director of Prudential since September 2000. He is also Chief Executive of M&G, a position he held at the time of M&G’s acquisition by Prudential in 1999. He joined M&G in 1992. He is also a non-executive director of Close Brothers Group plc. 6. Nick Prettejohn Executive director Nick Prettejohn has been an executive director of Prudential and Chief Executive, Prudential UK and Europe since 1 January 2006. He is also a board member of the ABI, Deputy Chairman of the Financial Services Practitioner Panel, and a board member of the Royal Opera House. Previously, he was Chief Executive of Lloyd’s of London from 1999 until 2005. He joined the Corporation of Lloyd’s in 1995 as Head of Strategy, and played a key role in the Reconstruction and Renewal process, which reorganised Lloyd’s after the losses of the late 1980s and early 1990s. Following the successful completion of the reorganisation in 1996, he became Managing Director of Lloyd’s Business Development Unit and in 1998 he also assumed responsibility for Lloyd’s North America business unit. Prior to his appointment to Lloyd’s, he was responsible for corporate strategy at National Freight Corporation plc, and prior to that he was a partner at management consultants Bain and Co and a director of private equity company Apax Partners.

7. Barry Stowe Executive director Barry Stowe has been an executive director of Prudential since 1 November 2006, and Chief Executive, Prudential Corporation Asia since 9 October 2006. Previously, he was President, Accident & Health Worldwide for AIG Life Companies. He joined AIG in 1995, and prior to that was President and CEO of NISUS, a subsidiary of Pan-American Life, from 1992-1995. Prior to NISUS, Barry spent 12 years at Willis Corroon in the US.

8. Keki Dadiseth FCA Independent non-executive director and member of the Audit and Remuneration Committee

Keki Dadiseth has been an independent non-executive director of Prudential since April 2005. During 2006, he was appointed as a non-executive director of ICICI Prudential Life Assurance Company Limited and Prudential ICICI Trust Limited. He is also a member of the Advisory Board of Marsh & McLennan Companies Inc. and an International Advisor to Goldman Sachs. In addition, he is a director of Nicholas Piramal Limited, Siemens Limited, Britannia Industries Limited and The Indian Hotels Company Limited, all quoted on the Bombay Stock Exchange. He is also a director of the Indian School of Business and acts as a trustee of a number of Indian charities. Before he retired from Unilever in 2005, he was Director, Home and Personal Care, responsible for the HPC business of Unilever worldwide, a Board member of Unilever

22 Prudential plc Annual Review and Summary Financial Statement 2006

Non-executive directors

8 9 10 11

12 13 14

PLC and Unilever N.V. and a member of Unilever’s Executive Committee. He joined Hindustan Lever Ltd in India in 1973.

9. Michael Garrett

Independent non-executive director and member of the Remuneration Committee

Michael Garrett has been an independent non-executive director of Prudential since September 2004. He worked for Nestlé from 1961, becoming Head of Japan (1990 - 1993), and then Zone Director and Member of the Executive Board, responsible for Asia and Oceania, and in 1996 his responsibilities were expanded to include Africa and the Middle East. He retired as Executive Vice President of Nestlé in 2005. In addition, he served the Government of Australia as Chairman of the Food Industry Council and as a Member of the Industry Council of Australia, and was also member of the Advisory Committee for an APEC (Asia-Pacific Economic Cooperation) Food System, a Member of The Turkish Prime Minister’s Advisory Group and the WTO (World Trade Organization) Business Advisory Council in Switzerland. He remains a director of Nestlé companies in India and Japan, and was appointed Chairman of the Evian Group in 2001, a think tank and forum for dialogue promoting free trade. He also serves as a non-executive director on the Boards of the Bobst Group Switzerland and Hasbro Inc. in the US, and is a member of the Finance and Performance Review Committee of The Prince of Wales International Business Leaders Forum (IBLF). 10. Bridget Macaskill

Independent non-executive director, Chairman of the Remuneration Committee and member of the Nomination Committee

Bridget Macaskill has been an independent non-executive director of Prudential since September 2003. She rejoined the Board of Prudential having previously resigned due to a potential conflict of interest in 2001. She has been a member of the Remuneration Committee since 2003 and became Chairman of the Remuneration Committee on

18 May 2006. She is a non-executive director of the Federal National Mortgage Association (Fannie Mae), and from 1 April 2007 she will also serve as a non-executive director on the board of Scottish & Newcastle PLC. She was previously a non-executive director of J Sainsbury Plc. Prior to that she spent 18 years at OppenheimerFunds Inc, a major New York based investment management company, the final 10 years of which she was Chief Executive Officer. 11. Roberto Mendoza

Independent non-executive director and member of the Remuneration Committee

Roberto Mendoza has been an independent non-executive director of Prudential since May 2000. He served as Chairman of the Remuneration Committee from 2002 until 18 May 2006. He is also Chairman of the Trinsum Group, and a non-executive director of Western Union Inc and of Paris Re. Previously, he was the non-executive Chairman of Egg plc and a non-executive director of The BOC Group plc, and prior to that he was Vice Chairman and director of JP Morgan & Co. Inc., a non-executive director of Reuters Group PLC, and a managing director of Goldman Sachs. 12. Kathleen O’Donovan ACA

Independent non-executive director and Chairman of the Audit Committee

Kathleen O’Donovan has been an independent non-executive director of Prudential since May 2003. She has been a member of the Audit Committee since 2003 and became Chairman of the Audit Committee on 18 May 2006. She is a non-executive director and Chairman of the Audit Committee of Great Portland Estates PLC and a non-executive director of ARM Holdings plc. She is also Chairman of the Invensys Pension Scheme. Previously, she was a non-executive director and Chairman of the Audit Committees of the EMI Group plc and the Court of the Bank of England, and a non-executive director of

O2 plc. Prior to that, she was Chief Financial Officer

of BTR and Invensys, and before that she was a partner at Ernst & Young. 13. James Ross

Senior independent non-executive director and member of the Audit and Nomination Committee

James Ross has been an independent non-executive director since May 2004 and the Senior Independent Director since May 2006. He holds non-executive directorships with McGraw Hill and Datacard in the United States and Schneider Electric in France. He is also Chairman of the Leadership Foundation for Higher Education. He was previously Chairman of National Grid plc and Littlewoods plc.

He was also Chief Executive of Cable and Wireless plc and Chairman and Chief Executive of BP America Inc., and a Managing Director of the British Petroleum Company plc. 14. Lord Turnbull KCB CVO

Independent non-executive director and member of the Audit Committee

Lord Turnbull has been an independent non-executive director of Prudential since 18 May 2006, and a member of the Audit Committee since 1 January 2007. He entered the House of Lords as a Life Peer in 2005. In 2002 he became Secretary of the Cabinet and Head of the Home Civil Service until he retired in 2005. Prior to that, he held a number of positions in the civil service, including Permanent Secretary at HM Treasury; Permanent Secretary at the Department of the Environment (later Environment, Transport and the Regions); Private Secretary (Economics) to the Prime Minister; and Principal Private Secretary to Margaret Thatcher and then John Major. He joined HM Treasury in 1970. Lord Turnbull is a non-executive director of Frontier Economics Ltd, The British Land Company PLC and the Arup Group. He also works part-time as a Senior Adviser to the London partners of Booz Allen Hamilton (UK). Prudential plc Annual Review and Summary Financial Statement 2006 23

Summary directors’ remuneration report

For year ended 31 December 2006

Dear Shareholders,

I am pleased to present a summary of the 2006 directors’ remuneration report for Prudential. Last year following an extensive period of consultation, we launched two new long term incentive plans, which over 95 per cent of you approved. These plans are now a key part of Prudential’s remuneration policy. The primary focus of our remuneration policy is to attract, motivate and retain executives of the highest calibre and provide rewards, in relation to individual contributions, for enhancing shareholder value. The comprehensive review of remuneration which we undertook last year reaffirmed a strong set of remuneration principles: • a high proportion of total remuneration will be delivered through performance-related reward; • the total remuneration package for each executive director will be set in relation to the relevant local employment market; • a significant element of performance-related reward will be provided in the form of shares; • performance for business unit executives will be measured at both a business unit and Group level; and • performance measures will include both absolute financial measures and comparative measures as appropriate, to provide a clear alignment between the creation of shareholder value and reward.

These principles will continue to provide a solid basis for the Remuneration Committee in setting the remuneration policy and the rewards for Prudential’s executive directors.

The members of the Remuneration Committee during 2006, listed below, are all independent non-executive directors: Bridget Macaskill (Chairman – member throughout 2006, Chairman since 18 May 2006).

Roberto Mendoza (member throughout 2006, Chairman until 18 May 2006).

Keki Dadiseth Michael Garrett

During last year, the Committee sought the views and assistance of Priscilla Vaccasin, Group Human Resources Director. The Committee also requested the assistance of Deloitte & Touche in their capacity to provide consultancy and market data, Towers Perrin and McLagan in their capacity to provide market data and Freshfields Bruckhaus Deringer and Slaughter and May in their capacity to provide advice on legal matters.

During last year, the Committee focused on consulting with investors leading up to the Annual General Meeting and in the latter part of the year on ensuring the remuneration principles were operated in practice.

This year, the Committee will continue to keep the remuneration policy under review to ensure it is effectively aligned with the performance and development of Prudential’s business. The Committee will consult with major shareholders before making any material changes. I am confident the Committee’s approach aligns with shareholder interests, as well as rewarding Prudential’s executive directors appropriately for their performance.

Bridget Macaskill Bridget Macaskill

Chairman, Remuneration Committee 14 March 2007

The terms of reference of the Remuneration Committee are available on the Company’s website and a copy may be obtained from the Company Secretary. 24 Prudential plc Annual Review and Summary Financial Statement 2006

Summary 2006 directors' remuneration report

This report summarises the remuneration arrangements for the Company's directors. The full directors' remuneration report contained in the 2006 Annual Report is available on our website and contains further details on our policies and incentive arrangements. The report has been approved by the Board and complies with The Directors' Remuneration Report Regulations 2002.

Remuneration policy

To achieve the aims of the Company's remuneration policy, Prudential must continue to use remuneration practices relevant to the different markets in which the Company does business around the world. The Remuneration Committee considers remuneration within the context of the UK's regulatory framework and shareholder views, and is guided by UK corporate governance standards.

The remuneration policy is described below together with details of our incentive plans.

Remuneration policy

Executive directors are provided with salaries, annual bonuses and long-term incentive arrangements that are tailored to their respective roles and employment markets. These elements are normally reviewed each year. The policy on salaries is to review individuals with respect to the relevant market, taking into account total remuneration. Annual bonus arrangements depend on financial and individual performance while the long-term arrangements depend on Group and, where relevant, business unit performance, with a portion being share-based.

All current executive directors have contracts that require the Company to provide one year's notice. Non-executive directors do not have service contracts; they receive fees, are not eligible for any incentive plans and are not members of any company pension scheme.

Salary

The annual salaries of the executive directors effective 1 January 2007 are:

Philip Broadley	£567,100
Clark Manning	US$1,000,000
Michael McLintock	£320,000
Nick Prettejohn	£615,250
Barry Stowe	£500,000
Mark Tucker	£907,200

Annual incentive plans

Annual bonuses are based on a combination of Group and business unit financial measures and the individual strategic targets set for each individual director. Payouts are not pensionable.

In 2007, the levels of award as a percentage of salary are as follows:

	Target %	Maximum %
Philip Broadley	50	110
Clark Manning*	100	120
Michael McLintock	300**	500**
Nick Prettejohn	50	110
Barry Stowe	50	110
Mark Tucker	75	125

The portion of the award for performance above target is made in the form of Prudential shares deferred for three years. Deferred share award values are included in the figures in the remuneration table.

*Clark Manning also receives a percentage share of a bonus pool geared to the profits of Jackson National Life Insurance Company (Jackson).

**These figures are annual bonus levels for Michael McLintock in 2006. During 2007, we will be consulting with our investors regarding his long-term incentives and his remuneration structure for 2007. Any resulting changes will be reported in the 2007 directors' remuneration report.

Long-term incentive plans

All our long-term incentive plans for executive directors have three-year performance periods and are designed to drive the underlying financial performance of the business.

At least half of any shares that vest from long-term incentive plans are held until the guideline shareholdings set out below have been reached.

Group Performance Share Plan

The new Group Performance Share Plan replaced the Restricted Share Plan which expired in 2006.

The Group Performance Share Plan delivers shares subject to performance measured over three years. Participants will be entitled to receive the value of reinvested dividends over the performance period for those shares that vest.

The plan rewards the achievement of Total Shareholder Return (TSR) outperformance of an index comprised of peer group companies representing the international industry in which Prudential operates. In 2006 the group consisted of Aegon; Allianz; Aviva; Axa; Friends Provident; Generali; ING; Legal & General; Manulife and Old Mutual. For 2007 awards the comparator group is the same, but with the addition of Standard Life. The Remuneration Committee will keep the group of companies under review.

Awards vest on the basis of the schedule set out below:

TSR relative to the index at the end of the third year	Percentage of award that vests
Index performance	25%
Index performance x 110%	75%
Index performance x 120%	100%

Prudential plc Annual Review and Summary Financial Statement 2006 25

Summary remuneration report continued

For year ended 31 December 2006

Vesting between each performance point is on a straight-line sliding scale basis.

The Remuneration Committee must also be satisfied that the quality of the underlying financial performance justifies the level of award delivered at the end of the performance period and may adjust awards accordingly at its discretion.

Business Unit long-term incentive plans

The Business Unit Performance Plan provides a common framework under which awards will be made to the chief executives of Prudential UK & Europe, Jackson National Life Insurance Company and Prudential Corporation Asia.

The Group Chief Executive, the Group Finance Director and the M&G Chief Executive will not participate in this plan.

Under the plan half of the awards will be denominated and delivered in shares. The remaining half will be paid in cash. Participants will be entitled to receive the value of reinvested dividends over the performance period for those shares that vest.

The performance condition for the awards under the Business Unit Performance Plan will be based on growth in Shareholder Capital Value, which is defined as shareholders' capital and reserves on a European Embedded Value (EEV) basis.

Shareholder Capital Value will be based on the figure disclosed in the Annual Report, on a constant exchange rate basis for the relevant business and adjusted for capital injections and dividends in the period.

The growth parameters for the awards will be relevant to each region. For 2006 and 2007 awards under the Business Unit Performance Plan, the proposed targets were as follows:

	Growth in shareholder capital value p.a.		
Percentage of award that vests	UK	Jackson	Asia
0%	<8%	<8%	<15%
30%	8%	8%	15%
75%	11%	10%	22.5%
100%	14%	12%	30%

Vesting between each performance point is on a straight-line sliding scale basis.

The Remuneration Committee must also be satisfied that the quality of the underlying financial performance justifies the level of award delivered at the end of the performance period and may adjust awards accordingly at its discretion.

2007 Long-term incentive awards

The awards for 2007 under the new schemes are set out below.

	Group Performance Share Plan	Business Unit Performance Plan
Group Chief Executive	200%	n/a
Group Finance Director	160%	n/a
Chief Executive, Prudential Corporation Asia	130%	130%
Chief Executive, Jackson National Life Insurance Company	230%	230%
Chief Executive, M&G	100%*	Cash LTIP*
Chief Executive, Prudential UK & Europe	130%	130%

* During 2007, we will be consulting with our investors regarding Michael McLintock's 2007 long-term incentives and his remuneration structure. Any resulting changes will be reported in the 2007 directors' remuneration report.

In 2006, equivalent awards under the plans were made to the incumbents, apart from the Chief Executive for Prudential Corporation Asia whose 2006 award was 140 per cent of salary under each plan.

Shareholding guidelines

Executive directors should hold a substantial number of shares according to the following schedule. The executive directors will be encouraged to build up their shareholding over a five-year period.

Group Chief Executive and Chief Executive M&G	2 x salary
Other executive directors	1 x salary

Shares earned and deferred under the annual incentive plan are included in the guideline.

26 Prudential plc Annual Review and Summary Financial Statement 2006

Directors’ remuneration for 2006

Total emoluments Total Cash 2005 Cash emoluments supplements including cash supplements Total 2005 for pension supplements Other for pension emoluments as reported purposes for pension

Salary/fees Bonus payments Benefits* purposes 2006 in 2005 in 2005 purposes £000 £000 £000 £000 £000 £000 £000 £000 £000

Chairman

Sir David Clementi 473 46 113 632 479 83 562

Executive directors

Jonathan Bloomer (until 5 May 2005) 455 95 550 Philip Broadley 530 477 60 107 1,174 1,000 1,000 Clark Manning 502 1,412 29 1,943 1,751 1,751 Michael McLintock 320 1,515 59 44 1,938 1,878 27 1,905 Mark Norbom (until 14 December 2006; notes 1 and 2) 491 412 91 196 155 1,345 1,174 150 1,324 Nick Prettejohn (from 1 January 2006) 575 368 87 89 1,119 Barry Stowe (from 26 September 2006; note 2) 133 95 86 33 347

Mark Tucker (from 6 May 2005) 840 913 126 210 2,089 1,130 127 1,257 Mark Wood (until 17 October 2005) 865 865

Total executive directors 3,391 5,192 91 643 638 9,955 8,253 399 8,652 Non-executive directors

Keki Dadiseth (from 1 April 2005) 71 71 37 37 Michael Garrett 56 56 50 50 Bridget Macaskill 65 65 50 50 Roberto Mendoza (note 3) 73 73 135 135 Kathleen O’Donovan 83 83 60 60 James Ross 80 80 60 60 Rob Rowley (until 18 May 2006) 35 35 90 90 Lord Turnbull (from 18 May 2006) 34 34 Total non-executive directors 497 497 482 482 Overall total 4,361 5,192 91 689 751 11,084 9,214 482 9,696

*Benefits include cash allowances for cars.

Notes

1 Mark Norbom’s directorship ended on 14 December 2006 but he remained an employee of the Company until 31 January 2007. 2 Benefits include allowances in respect of expatriate status.

3 Roberto Mendoza’s fees include fees from Egg plc.

Performance graph

The line graph opposite shows the Total Shareholder Return (TSR) of the Company during the five years from 1 January 2002 to

31 December 2006 against the FTSE 100.

Total Shareholder Return over the performance period is the growth in value of a share plus the value of dividends paid, assuming that the dividends are reinvested in the Company’s shares on the day on which they were paid.

Prudential TSR v FTSE 100 Total Returns Index (TRI)

Total shareholder return % 160 140 120 100 80 60 40 20 0

Dec 01 Dec 02 Dec 03 Dec 04 Dec 05 Dec 06

Prudential TSR FTSE 100 TRI

Prudential plc Annual Review and Summary Financial Statement 2006 27

Other corporate and statutory information

Post balance sheet events

On 29 January 2007, the Company announced that it had entered into a binding agreement to sell Egg Banking plc, Prudential’s UK banking business, to Citi.

Under the terms of the agreement, the consideration payable to the Company by Citi is £575 million in cash, subject to adjustments to reflect any change in net asset value between 31 December 2006 and completion.

In addition, the Company has agreed in principle outline terms with Citi with respect to a UK distribution agreement through which Prudential will provide life and pensions products to Egg’s customer base for a five-year period.

The Company has also been selected as a strategic provider to Citi for the distribution of life insurance products to Citi’s consumer banking customers in Thailand, Indonesia and the Philippines. The transaction is subject to regulatory approval and is expected to complete by the end of April 2007.

Dividends

The directors recommend a final dividend for 2006 of 11.72 pence per share payable on 22 May 2007 to shareholders on the register at the close of business on 13 April 2007. The interim dividend for 2006 was 5.42 pence per share. The total dividend for the year, including the interim dividend and the recommended final dividend, amounts to 17.14 pence per share compared with 16.32 pence per share for 2005. The total cost of dividends in respect of 2006 is £418 million.

Directors

As at 31 December 2006, the Board comprised the Chairman, six executive directors and seven independent non-executive directors, as set out on pages 22 and 23. Nick Prettejohn, Lord Turnbull and Barry Stowe were appointed as directors on 1 January 2006, 18 May 2006 and 1 November 2006 respectively. Rob Rowley and Mark Norbom ceased to be directors of the Company on

18 May 2006 and 14 December 2006 respectively. In accordance with the Articles of Association, Barry Stowe will retire and offer himself for election at the Annual General Meeting on 17 May 2007. Philip Broadley, Michael Garrett, Bridget Macaskill and Clark Manning will retire by rotation at the Annual General Meeting and offer themselves for re-election.

Annual General Meeting

The Company’s Annual General Meeting will be held in the Churchill Auditorium at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 17 May 2007 at 11.00am.

Summary financial statement and auditor’s report

The auditor’s report on the Group’s 2006 full Annual Report and Accounts for the year ended 31 December 2006 was unqualified and did not include a statement under Section 237(2) (inadequate accounting records or returns not agreeing with records and returns) or Section 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985.

The summary financial statement on pages 33 to 40 and the summary European Embedded Value basis supplementary information on pages 30 to 32 were approved by the Board of directors on 14 March 2007 and signed on its behalf by Sir David Clementi, Mark Tucker and Philip Broadley.

28 Prudential plc Annual Review and Summary Financial Statement 2006

Independent auditor’s statements

Statement of the independent auditor to the members of Prudential plc pursuant to Section 251 of the Companies Act 1985

We have examined the summary financial statement set out on pages 33 to 40.

This statement is made solely to the Company’s members, as a body, in accordance with Section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in such a statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our work, for this statement, or for the opinions we have formed.

Respective responsibilities of directors and auditor

The directors are responsible for preparing the Annual Review and Summary Financial Statement (Summarised Annual Report) in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement set out on pages 33 to 40 of the Summarised Annual Report with the full annual financial statements, directors’ report and the directors’ remuneration report and its compliance with the relevant requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

Basis of opinion

We conducted our work in accordance with Bulletin 1999/6 ‘The Auditor’s Statement on the Summary Financial Statement’ issued by the Auditing Practices Board for use in the United Kingdom. Our report on the Group’s full annual financial statements describes the basis of our audit opinion on those financial statements.

Opinion

In our opinion the summary financial statement set out on pages 33 to 40 is consistent with the full annual financial statements, directors’ report and directors’ remuneration report of Prudential plc for the year ended 31 December 2006 and complies with the applicable requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

KPMG Audit Plc KPMG Audit Plc

Chartered Accountants London Registered Auditor 14 March 2007 Statement of the independent auditor to Prudential plc

We have examined the summary European Embedded Value (EEV) basis supplementary information set out on pages 30 to 32. This statement is made solely to the Company in accordance with our terms of engagement. Our work has been undertaken so that we might state to the Company those matters we have been engaged to state in this statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our work, for this statement, or for the opinions we have formed.

Respective responsibilities of directors and auditor

The directors have accepted responsibility for preparing the summary EEV basis supplementary information within the Summarised Annual Report. Under the terms of our engagement our responsibility is to report to the Company our opinion on the consistency of the summary EEV basis supplementary information with the full EEV basis supplementary information set out in the Group’s Annual Report and prepared in accordance with the European Embedded Value principles issued in May 2004 by the CFO Forum as supplemented by the Additional Guidance on European Embedded Value Disclosures issued in October 2005 (together ‘the EEV principles’).

We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary EEV basis supplementary information.

Basis of opinion

We conducted our work having regard to Bulletin 1999/6 ‘The Auditor’s Statement on the Summary Financial Statement’ issued by the Auditing Practices Board for use in the United Kingdom. Our report on the Group’s full EEV basis supplementary information describes the basis of our audit opinion on that supplementary information.

Opinion

In our opinion the summary EEV basis supplementary information set out on pages 30 to 32 is consistent with the full EEV basis supplementary information in the Group’s Annual Report ended

31 December 2006.

KPMG Audit Plc KPMG Audit Plc

Chartered Accountants London 14 March 2007 Prudential plc Annual Review and Summary Financial Statement 2006 29

European Embedded Value (EEV) basis – summary results

Year ended 31 December 2006

Summarised consolidated income statement

2006 2005

£m £m

UK insurance operations 686 426 M&G 204 163 Egg (145) 44 UK operations 745 633 US operations 718 755 Asian operations 864 568 Other income and expenditure (298) (244) UK restructuring costs (53) – Operating profit from continuing operations based on longer-term investment returns 1,976 1,712 Goodwill impairment charge – (120) Short-term fluctuations in investment returns 745 1,068 Mark to market value movements on core borrowings 85 (67) Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes 207 (47) Effect of changes in economic assumptions and time value of cost of options and guarantees 59 (302)

Profit from continuing operations before tax (including actual investment returns) 3,072 2,244 Tax (859) (653) Profit from continuing operations for the financial year after tax before minority interests 2,213 1,591 Discontinued operations (net of tax) – 3

Total profit for the year 2,213 1,594

Attributable to:

Equity holders of the Company 2,212 1,582 Minority interests 1 12

Total profit for the year 2,213 1,594

Earnings per share – EEV basis

Year ended 31 December 2006

2006 2005

Continuing operations

From operating profit, based on longer-term investment returns, after related tax and minority interests of £1,390m (2005: £1,339m) 57.6p 56.6p Based on profit from continuing operations after minority interests of £2,212m (2005: £1,579m) 91.7p 66.8p

Discontinued operations

Based on profit from discontinued operations after minority interests – 0.1p Total – based on total profit for the financial year after minority interests of £2,212m (2005: £1,582m) 91.7p 66.9p Average number of shares (millions) 2,413 2,365

30 Prudential plc Annual Review and Summary Financial Statement 2006

European Embedded Value (EEV) basis – movement in shareholders’ capital and reserves and balance sheet

Year ended 31 December 2006

Movement in shareholders’ capital and reserves (excluding minority interests)

2006 2005

£m £m

Profit for the year attributable to equity holders of the Company 2,212 1,582 Items taken directly to equity: Cumulative effect of adoption of IAS 32, IAS 39 and IFRS 4, net of related tax, at 1 January 2005 – (25) Unrealised valuation movements on Egg securities classified as available-for-sale (2) (1) Movement on cash flow hedges 7 (4) Exchange movements (359) 377 Related tax (74) 65 Acquisition of Egg minority interests (167) –New share capital subscribed 336 55 Dividends (399) (380) Reserve movements in respect of share-based payments 15 15 Treasury shares: Movement in own shares in respect of share-based payment plans 6 0 Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS 0 3 Cumulative adjustments at 31 December 2006, net of related tax, for Jackson assets backing surplus and required capital 7 –Net increase in shareholders’ capital and reserves 1,582 1,687 Shareholders’ capital and reserves at beginning of year (excluding minority interests) 10,301 8,614

Shareholders’ capital and reserves at end of year (excluding minority interests) 11,883 10,301

Summarised consolidated balance sheet – EEV basis

31 December 2006

2006 2005

£m £m

Total assets less liabilities, excluding insurance funds 183,130 174,231 Less insurance funds*: Policyholder liabilities (net of reinsurers’ share) and unallocated surplus of with-profits funds (177,642) (169,037) Less shareholders’ accrued interest in the long-term business 6,395 5,107

(171,247) (163,930) Total net assets 11,883 10,301

Share capital 122 119 Share premium 1,822 1,564 Statutory basis shareholders’ reserves 3,544 3,511 Additional EEV basis retained profit 6,395 5,107

Shareholders’ capital and reserves (excluding minority interests) 11,883 10,301

*Including liabilities in respect of insurance products classified as investment products under IFRS 4.

The EEV basis information on pages 30 to 32 was approved by the Board of directors on 14 March 2007.

David Clementi Mark Tucker

Sir David Clementi Mark Tucker

Chairman Group Chief Executive

Philip Broadley

Philip Broadley

Group Finance Director

Prudential plc Annual Review and Summary Financial Statement 2006 31

European Embedded Value (EEV) basis – operating profit from continuing operations based on longer-term investment returns

Year ended 31 December 2006

Results analysis by business area

2006 2005

£m £m

UK operations

New business 266 243 Business in force 420 183 Long-term business 686 426 M&G 204 163 Egg (145) 44 Total 745 633

US operations

New business 259 211 Business in force 449 530 Long-term business 708 741 Broker-dealer and fund management 18 24 Curian (8) (10) Total 718 755

Asian operations

New business 514 413 Business in force 315 163 Long-term business 829 576 Fund management 50 12 Development expenses (15) (20) Total 864 568

Other income and expenditure

Investment return and other income 8 42 Interest payable on core structural borrowings (177) (175) Corporate expenditure: Group Head Office (83) (70) Asia Regional Head Office (36) (30) Charge for share-based payments for Prudential schemes (10) (11) Total (298) (244)

UK restructuring costs (53) –

Operating profit from continuing operations based on longer-term investment returns* 1,976 1,712

Analysed as profits (losses) from:

New business 1,039 867 Business in force 1,184 876 Long-term business 2,223 1,743 Asia development expenses (15) (20) Other operating results (179) (11) UK restructuring costs (53) –Total 1,976 1,712

*EEV basis operating profit from continuing operations based on longer-term investment returns excludes goodwill impairment charges, short-term fluctuations in investment returns, the mark to market value movements on core borrowings, the shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes, the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees caused by economic factors. The amounts for these items are included in total EEV profit. The directors believe that operating profit, as adjusted for these items, better reflects underlying performance. Profit on ordinary activities and basic earnings per share include these items together with actual investment returns.

32 Prudential plc Annual Review and Summary Financial Statement 2006

Insurance and investment products – new business
Year ended 31 December 2006

Insurance products and investment products*

	Insurance products		Investment products		Total	
	2006 £m	2005 £m	**2006 £m**	2005 £m	**2006 £m**	2005 £m
UK operations	**7,192**	7,193	**13,486**	7,916	**20,678**	15,109
US operations	**5,981**	5,023	**–**	–	**5,981**	5,023
Asian operations	**1,921**	1,485	**20,408**	18,457	**22,329**	19,942
Group total	**15,094**	13,701	**33,894**	26,373	**48,988**	40,074

Insurance products – new business premiums and contributions*

	Single		Regular		Annual premium and contribution equivalents	
	2006 £m	2005 £m	**2006 £m**	2005 £m	**2006 £m**	2005 £m
UK insurance operations						
Direct to customer						
Individual annuities	**816**	720	**–**	–	**82**	72
Individual pensions and life	**60**	29	**9**	11	**15**	14
Department of Work and Pensions rebate business	**161**	244	**–**	–	**16**	24
Total	**1,037**	993	**9**	11	**113**	110
Business to business						
Corporate pensions	**536**	242	**162**	146	**216**	170
Individual annuities	**264**	212	**–**	–	**26**	21
Bulk annuities	**85**	511	**–**	–	**8**	51
Total	**885**	965	**162**	146	**250**	242
Intermediated distribution						
Life	**961**	1,112	**5**	6	**101**	118
Individual annuities	**919**	995	**–**	–	**92**	100
Individual and corporate pensions	**130**	108	**22**	25	**35**	36
Total	**2,010**	2,215	**27**	31	**228**	254
Partnerships						
Life	**840**	814	**3**	3	**87**	84
Individual and bulk annuities:						
Bulk annuity reinsurance from the Scottish Amicable Insurance Fund*	**560**	–	**–**	–	**56**	–
Individual and other bulk annuities	**1,500**	1,814	**–**	–	**150**	182
Total	**2,900**	2,628	**3**	3	**293**	266
Europe						
Life	**159**	201	**–**	–	**16**	20
Total UK insurance operations	**6,991**	7,002	**201**	191	**900**	892
US operations						
Fixed annuities	**688**	788	**–**	–	**69**	79
Fixed index annuities	**554**	616	**–**	–	**55**	62
Variable annuities	**3,819**	2,605	**–**	–	**382**	261
Life	**8**	11	**17**	14	**18**	15
Guaranteed Investment Contracts	**458**	355	**–**	–	**46**	35
GIC – Medium Term Notes	**437**	634	**–**	–	**44**	63
Total US operations	**5,964**	5,009	**17**	14	**614**	515
Asian operations						
China	**27**	17	**36**	23	**39**	25
Hong Kong	**355**	289	**103**	83	**139**	112
India (Group's 26% interest)	**20**	4	**105**	57	**107**	57
Indonesia	**31**	42	**71**	42	**74**	46
Japan	**68**	30	**7**	4	**14**	7
Korea	**103**	29	**208**	132	**218**	135
Malaysia	**4**	9	**72**	66	**72**	67
Singapore	**357**	284	**72**	58	**108**	86
Taiwan	**92**	124	**139**	150	**148**	162
Other	**15**	9	**36**	33	**37**	34
Total Asian operations	**1,072**	837	**849**	648	**956**	731
Group total	**14,027**	12,848	**1,067**	853	**2,470**	2,138

Prudential plc Annual Review and Summary Financial Statement 2006 33

Insurance and investment products – new business continued
Year ended 31 December 2006

Investment products – funds under management*

2006	1 Jan 2006 £m	Gross inflows £m	Redemptions £m	Market and other movements £m	31 Dec 2006 £m
UK operations	**36,196**	**13,486**	**(7,385)**	**2,649**	**44,946**
Asian operations	**10,132**	**20,408**	**(17,876)**	**(411)**	**12,253**
Group total	**46,328**	**33,894**	**(25,261)**	**2,238**	**57,199**

2005	1 Jan 2005 £m	Gross inflows £m	Redemptions £m	Market and other movements £m	31 Dec 2005 £m
UK operations	28,705	7,916	(4,054)	3,629	36,196
Asian operations	8,538	18,457	(17,130)	267	10,132
Group total	37,243	26,373	(21,184)	3,896	46,328

*The format of the tables shown above is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of some US institutional business, products categorised as 'insurance' refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under FSA regulations.

Annual premium and contribution equivalents are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts.

The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

The tables above include a bulk annuity transaction with the Scottish Amicable Insurance Fund (SAIF) with a premium of £560 million. The transaction reflects the arrangement entered into in June 2006 for the reinsurance of non-profit immediate pension annuity liabilities of SAIF to Prudential Retirement Income Limited (PRIL), a shareholder-owned subsidiary of the Group. SAIF is a closed ring-fenced sub-fund of the PAC long-term fund established by a Court approved Scheme of Arrangement in October 1997, which is solely for the benefit of SAIF policyholders. Shareholders have no interest in the profits of this fund, although they are entitled to investment management fees on this business. The inclusion of the transaction between SAIF and PRIL as new business in the tables reflects the transfer from SAIF to Prudential shareholders' funds of longevity risk, the requirement to set aside supporting capital and entitlement to surpluses arising on this block of business arising from the reinsurance arrangement. For Group reporting purposes, the amounts recorded by SAIF and PRIL for the premium are eliminated on consolidation.

The details shown above for insurance products include contributions for contracts that are classified under IFRS 4 'Insurance Contracts' as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK insurance operations and Guaranteed Investment Contracts and similar funding agreements written in US operations.

New business premiums for regular premium products are shown on an annualised basis. Department of Work and Pensions rebate business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option.

UK and Asian investment products referred to in the table for funds under management above are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classifed as 'investment contracts' under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business. US investment products are no longer included in the table above as they are assets under administration rather than funds under management.

In previous periods, new business premiums for intermediated distribution of UK insurance operations have included Department of Work and Pensions (DWP) rebate business for SAIF. As shareholders have no interest in SAIF, these are now excluded from the table above with comparatives restated accordingly. The amounts of new SAIF DWP rebate business written was £60 million for 2006 and £83 million for 2005.

34 Prudential plc Annual Review and Summary Financial Statement 2006

International Financial Reporting Standards (IFRS) basis – summary results

Year ended 31 December 2006

Consolidated income statement

	2006 £m	2005 £m
Gross premiums earned	**16,157**	15,225
Outward reinsurance premiums	**(171)**	(197)
Earned premiums, net of reinsurance	**15,986**	15,028
Investment income	**17,904**	24,013
Other income	**2,055**	2,084
Total revenue, net of reinsurance	**35,945**	41,125
Benefits and claims and movement in unallocated surplus of with-profits funds	**(28,421)**	(33,100)
Acquisition costs and other operating expenditure	**(5,243)**	(5,552)
Finance costs: interest on core structural borrowings of shareholder-financed operations	**(210)**	(208)
Goodwill impairment charge	**–**	(120)
Total charges	**(33,874)**	(38,980)
Profit before tax*	**2,071**	2,145
Tax attributable to policyholders' returns	**(849)**	(1,147)
Profit before tax attributable to shareholders	**1,222**	998
Tax expense	**(1,196)**	(1,388)
Less: tax attributable to policyholders' returns	**849**	1,147
Tax attributable to shareholders' profits	**(347)**	(241)
Profit from continuing operations after tax	**875**	757
Discontinued operations (net of tax)	**–**	3
Profit for the year	**875**	760
Attributable to:		
Equity holders of the Company	**874**	748
Minority interests	**1**	12
Profit for the year	**875**	760

*Profit before tax represents income, net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits.

Earnings per share

	2006	2005
Basic (based on 2,413m and 2,365m shares respectively):		
Based on profit from continuing operations attributable to the equity holders of the Company	**36.2p**	31.5p
Based on profit from discontinued operations attributable to the equity holders of the Company	**–**	0.1p
	36.2p	31.6p
Diluted (based on 2,416m and 2,369m shares respectively):		
Based on profit from continuing operations attributable to the equity holders of the Company	**36.2p**	31.5p
Based on profit from discontinued operations attributable to the equity holders of the Company	**–**	0.1p
	36.2p	31.6p

Dividends

	2006 £m	2005 £m
Dividends declared and paid in reporting period		
Parent company:		
Interim dividend (2006: 5.42p, 2005: 5.30p per share)	**131**	126
Final dividend for prior period (2005: 11.02p, 2004: 10.65p per share)	**267**	252
Subsidiary company payment to minority interests	**1**	2
Total	**399**	380
Parent company dividends relating to reporting period:		
Interim dividend (2006: 5.42p, 2005: 5.30p per share)	**131**	126
Final dividend (2006: 11.72p, 2005: 11.02p per share)	**287**	267
Total	**418**	393

A final dividend of 11.72 pence per share was proposed by the directors on 14 March 2007. Subject to shareholders' approval, the dividend will be paid on 22 May 2007 to shareholders on the register at the close of business on 13 April 2007. The dividend will absorb an estimated £287 million of shareholders' funds. A scrip dividend alternative will be offered to shareholders.

Emoluments

The total emoluments of the directors were £11,084,000 (2005: £9,696,000).

Prudential plc Annual Review and Summary Financial Statement 2006 35

International Financial Reporting Standards (IFRS) basis – statement of changes in equity

Year ended 31 December 2006

	2006								
	Share capital £m	Share premium £m	Retained earnings £m	Translation reserve £m	Available-for-sale securities reserve £m	Hedging reserve £m	Shareholders' equity £m	Minority interests £m	Total equity £m
Reserves									
Profit for the year			874				874	1	875
Items recognised directly in equity:									
Exchange movements				(224)			(224)		(224)
Movement on cash flow hedges						7	7		7
Unrealised valuation movements on securities classified as available-for-sale:									
Unrealised holding losses arising during the year					(210)		(210)		(210)
Less losses included in the income statement					7		7		7
					(203)		(203)		(203)
Related change in amortisation of deferred income and acquisition costs					75		75		75
Related tax				(74)	50	(2)	(26)		(26)
Total items of income and expense recognised directly in equity				(298)	(78)	5	(371)		(371)
Total income and expense for the year			874	(298)	(78)	5	503	1	504
Dividends			(399)				(399)		(399)
Reserve movements in respect of share-based payments			15				15		15
Change in minority interests arising principally from purchase and sale of venture investment companies and property partnerships of the PAC with-profits fund and of other investments								43	43
Acquisition of Egg minority interests			(167)				(167)	(84)	(251)
Share capital and share premium									
New share capital subscribed	3	333					336		336
Transfer to retained earnings in respect of shares issued in lieu of cash dividends		(75)	75						
Treasury shares									
Movement in own shares in respect of share-based payment plans			6				6		6
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS			0				0		0
Net increase (decrease) in equity	3	258	404	(298)	(78)	5	294	(40)	254
At beginning of year	119	1,564	3,236	173	105	(3)	5,194	172	5,366
At end of year	122	1,822	3,640	(125)	27	2	5,488	132	5,620

36 Prudential plc Annual Review and Summary Financial Statement 2006

	2005								
	Share capital £m	Share premium £m	Retained earnings £m	Translation reserve £m	Available-for-sale securities reserve £m	Hedging reserve £m	Shareholders' equity £m	Minority interests £m	Total equity £m
Reserves									
Profit for the year			748				748	12	760
Items recognised directly in equity:									
Exchange movements				268			268		268
Movement on cash flow hedges						(4)	(4)	1	(3)
Unrealised valuation movements on securities classified as available-for-sale:									
Unrealised holding losses arising during the year					(773)		(773)		(773)
Less losses included in the income statement					22		22		22
					(751)		(751)		(751)
Related change in amortisation of deferred income and acquisition costs					307		307		307
Related tax				65	152	1	218		218
Total items of income and expense recognised directly in equity				333	(292)	(3)	38	1	39
Total income and expense for the year			748	333	(292)	(3)	786	13	799
Cumulative effect of changes in accounting policies on adoption of IAS 32, IAS 39 and IFRS 4, net of applicable taxes at 1 January 2005		2	(173)		397		226	(3)	223
Dividends			(380)				(380)		(380)
Reserve movements in respect of share-based payments			15				15	(1)	14
Change in minority interests arising principally from purchase and sale of venture investment companies and property partnerships of the PAC with-profits fund								26	26
Share capital and share premium									
New share capital subscribed	0	55					55		55
Transfer to retained earnings in respect of shares issued in lieu of cash dividends		(51)	51						
Treasury shares									
Movement in own shares in respect of share-based payment plans			0				0		0
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS			3				3		3
Net increase (decrease) in equity		6	264	333	105	(3)	705	35	740
At beginning of year	119	1,558	2,972	(160)			4,489	137	4,626
At end of year	119	1,564	3,236	173	105	(3)	5,194	172	5,366

Prudential plc Annual Review and Summary Financial Statement 2006 37

International Financial Reporting Standards (IFRS) basis – consolidated balance sheet

31 December 2006

Assets

2006 2005

£m £m

Intangible assets attributable to shareholders:

Goodwill 1,341 1,341 Deferred acquisition costs and acquired in-force value of long-term business contracts 2,497 2,405 Total 3,838 3,746 Intangible assets attributable to PAC with-profits fund: In respect of acquired venture fund management subsidiaries 830 679 Deferred acquisition costs 31 35 Total 861 714 Total 4,699 4,460 Other non-investment and non-cash assets: Property, plant and equipment 1,133 910 Reinsurers’ share of policyholder liabilities 945 1,278 Deferred tax assets 1,012 755 Current tax recoverable 404 231 Accrued investment income 1,900 1,791 Other debtors 1,052 1,305 Total 6,446 6,270 Investments of long-term business, banking and other operations: Investment properties 14,491 13,180 Investments accounted for using the equity method 6 5 Financial investments: Loans and receivables 11,573 13,245 Equity securities and portfolio holdings in unit trusts 78,892 71,985 Debt securities 81,719 82,471 Other investments 5,401 3,879 Deposits 7,759 7,627 Total 199,841 192,392 Held for sale assets 463 728 Cash and cash equivalents 5,071 3,586

Total assets 216,520 207,436

38 Prudential plc Annual Review and Summary Financial Statement 2006

Equity and liabilities

2006 2005

£m £m

Equity

Shareholders’ equity 5,488 5,194 Minority interests 132 172 Total equity 5,620 5,366

Liabilities

Banking customer accounts 5,554 5,830 Policyholder liabilities and unallocated surplus of with-profits funds: Insurance contract liabilities 123,213 120,436 Investment contract liabilities with discretionary participation features 28,733 26,523 Investment contract liabilities without discretionary participation features 13,042 12,026 Unallocated surplus of with-profits funds 13,599 11,330 Total 178,587 170,315 Core structural borrowings of shareholder-financed operations: Subordinated debt (other than Egg) 1,538 1,646 Other 1,074 1,093

2,612 2,739 Egg subordinated debt 451 451 Total 3,063 3,190 Other borrowings: Operational borrowings attributable to shareholder-financed operations 5,609 6,432 Borrowings attributable to with-profits funds 1,776 1,898 Other non-insurance liabilities: Obligations under funding, securities lending and sale and repurchase agreements 4,232 4,529 Net asset value attributable to unit holders of consolidated unit trusts and similar funds 2,476 965 Current tax liabilities 1,303 962 Deferred tax liabilities 3,882 3,077 Accruals and deferred income 517 506 Other creditors 1,398 1,478 Provisions 464 972 Other liabilities 1,652 1,770 Held for sale liabilities 387 146 Total 16,311 14,405 Total liabilities 210,900 202,070

Total equity and liabilities 216,520 207,436

The financial statements on pages 33 to 40 were approved by the Board of directors on 14 March 2007.

David Clementi Mark Tucker

Sir David Clementi Mark Tucker

Chairman Group Chief Executive

Philip Broadley

Philip Broadley

Group Finance Director

Prudential plc Annual Review and Summary Financial Statement 2006 39

International Financial Reporting Standards (IFRS) basis – supplementary analysis of profit from continuing operations before tax attributable to shareholders

Year ended 31 December 2006

Results analysis by business area

2006 2005

£m £m

UK operations

UK insurance operations 500 400 M&G 204 163 Egg (145) 44 Total 559 607

US operations

Jackson 398 348 Broker-dealer and fund management (including Curian losses of £8m (2005: £10m)) 10 14 Total 408 362

Asian operations

Long-term business 189 195 Fund management 50 12 Development expenses (15) (20) Total 224 187

Other income and expenditure

Investment return and other income 58 87 Interest payable on core structural borrowings (177) (175) Corporate expenditure: Group Head Office (83) (70) Asia Regional Head Office (36) (30) Charge for share-based payments for Prudential schemes (10) (11) Total (248) (199) UK restructuring costs (50) –Operating profit from continuing operations based on longer-term investment returns (note i) 893 957 Goodwill impairment charge (note ii) – (120) Short-term fluctuations in investment returns on shareholder-backed business 162 211 Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes 167 (50)

Profit from continuing operations before tax attributable to shareholders

(including actual investment returns) 1,222 998

Notes

(i) Operating profit based on longer-term investment returns

Operating profit based on longer-term investment returns is a supplemental measure of results. For the purposes of measuring operating profit, investment returns on shareholder-financed business are based on expected long-term rates of return. The expected long-term rates of return are intended to reflect historical real rates of return and, where appropriate, current inflation expectations adjusted for consensus economic and investment forecasts. The significant operations that require adjustment for the difference between actual and long-term investment returns are Jackson and certain Asian operations. The amounts included in operating results for long-term capital returns for debt securities comprise two components. These are a risk margin reserve based charge for expected defaults, which is determined by reference to the credit quality of the portfolio, and amortisation of interest-related gains and losses for operating results based on longer-term results to the date when sold bonds would otherwise have matured.

(ii) Goodwill impairment charge

The charge for goodwill impairment of £120 million in 2005 related to the Japanese life business.

40 Prudential plc Annual Review and Summary Financial Statement 2006

Basis of financial reporting

International Financial Reporting Standards (IFRS) basis reporting

The European Union (EU) requires that all listed European groups prepare their financial statements in accordance with International Financial Reporting Standards (IFRS) adopted by the EU. These statements are set out on pages 33 to 40.

In preparing its IFRS basis results, the Group has chosen to provide on page 40 a supplementary analysis of the profit from continuing operations before tax attributable to shareholders so as to distinguish operating results based on longer-term investment returns, actuarial and other gains and losses on defined benefit pension schemes and goodwill impairment charges.

Total profit before tax includes value movements on derivatives that Jackson uses for economic hedging together with actuarial gains and losses on the Group’s defined benefit pension schemes. As a result, total profit before tax may be volatile from period to period. In addition, IFRS basis shareholders’ equity may be more volatile from period to period because of market value movements on debt securities of Jackson which are classified as available-for-sale.

European Embedded Value (EEV) basis reporting

Life insurance products are, by their nature, long-term and the profit on this business is generated over a significant number of years. To reflect the inherent value of these future profit streams, the directors publish supplementary value-based financial results. Prudential, together with other listed UK life insurers, is a signatory to the European CFO Forum’s EEV Principles. This supplementary information is provided on an EEV basis for the Group’s long-term business, including asset management operations and service companies that support the long-term businesses. These results are combined with the IFRS basis results of the Group’s other businesses and are set out on pages 30 to 32.

The EEV basis of financial reporting is based on conventional accounting principles and recognises profit as it accrues over the life of an insurance contract. Although total profit from each contract calculated under this method is the same as under the IFRS basis of reporting, the timing of profit recognition is advanced. The EEV basis can be illustrated by considering an individual contract. Using prudent best estimate assumptions of the main elements of future income and expenditure – investment return, claims, lapses, surrenders and administration expenses – the total profit expected to be earned from the contract can be estimated at the time of its sale. The total profit expected to be earned is then allocated to individual financial years by application of a discount rate, which allows for both the time value of money and the risk associated with the future shareholder cash flows.

Provided that the actual outcome is in line with the original assumptions, profits will be earned in each accounting period as the discount rate unwinds. The balance of profit not allocated to future years is recognised in the year of sale and is known as the profit from new business. The unwind of the discount rate and variances between actual and assumed experience during the remainder of the contract period produce the profit on business in force. The EEV basis is designed to report profit which reflects business performance during the year under review, particularly new business sales and fluctuations between actual and assumed experience.

The additional profit recognised using the EEV profits basis is represented by the shareholders’ accrued interest in the long-term business and, when combined with shareholders’ funds reported on the IFRS basis, provides an improved measure of total shareholders’ funds of the Group.

The use of the EEV basis does not alter either the cash surpluses which are released to shareholders’ funds from the long-term funds, which continue to be determined by the directors following statutory actuarial valuations of the funds, or amounts available for dividend payments to shareholders.

The adoption of the EEV basis reporting reflects developments through the CFO Forum to achieve a better level of consistency, an improved embedded value methodology, and is applied by the major European insurance companies in their financial reporting. The EEV basis results incorporate the following features: • inclusion of an explicit allowance for the impact of options and guarantees. This will typically require stochastic calculations, under which a large number of simulations are performed that promote a representation of the future behaviour of financial markets; • active allowance for the combined impact of risk profile, encumbered capital and explicit valuation of options and guarantees in the selection of discount rates; and • the value of future profits from fund management and service operations that support the long-term business.

On the EEV basis, the shareholders’ interest in the Group’s long-term businesses comprises: • the present value of future shareholder cash flows from in-force covered business (value of in-force business), less a deduction for the cost of locked-in (encumbered) capital; • the locked-in (encumbered) capital; and • shareholders’ net worth in excess of encumbered capital. A full stochastic valuation has been undertaken to determine the value of in-force business including the cost of capital. A deterministic valuation of the in-force business is also derived using consistent assumptions and the time value of the financial options and guarantees is derived as the difference between the two.

Prudential plc Annual Review and Summary Financial Statement 2006 41

Shareholder information

Analysis of registered shareholder accounts

31 December 2006

Size of shareholding	Number of shareholder accounts	% of total number of shareholder accounts	Number of shares	% of total number of shares
Over 10,000,000	43	0.06	1,146,115,227	46.89
1,000,001 – 10,000,000	302	0.38	893,517,664	36.56
500,001 – 1,000,000	159	0.20	112,240,399	4.59
100,001 – 500,000	562	0.70	132,304,239	5.41
10,001 – 100,000	2,638	3.30	67,576,527	2.76
5,001 – 10,000	3,634	4.55	25,366,369	1.04
1,001 – 5,000	23,511	29.43	52,361,471	2.14
1 – 1,000	49,032	61.38	14,830,529	0.61
Total	**79,881**	**100**	**2,444,312,425**	**100**

Financial calendar

Annual General Meeting	17 May 2007
Payment of 2006 final dividend	22 May 2007
Announcement of 2007 interim results	1 August 2007
Ex dividend date	15 August 2007
Record date	17 August 2007
Payment of 2007 interim dividend	24 September 2007

Shareholder enquiries

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Tel: 0870 600 0190
Fax: 0870 600 3980
Textel: 0870 600 3950 (for hard of hearing)

Dividend mandates

Shareholders may find it convenient to have their dividends paid directly to their bank or building society account. If you wish to take advantage of this facility, please call Lloyds TSB Registrars on 0870 600 0190 and request a dividend mandate form. Alternatively, you may download a form from the Company website www.prudential.co.uk/prudential-plc/investors/shareholder_services/

Evergreen scrip dividend scheme

The Company will be offering an evergreen scrip dividend scheme in respect of the final dividend for the year ending 31 December 2006. The number of new shares each participating shareholder will be entitled to, is calculated by dividing the total cash dividend due at the record date (13 April 2007) by the scrip reference price.

The scrip reference price is calculated as the average of the middle market quotations for the Company's shares as derived from the Daily Official List of the London Stock Exchange for the five business days which commenced on 11 April 2007.

Once signed up to the evergreen scrip, shareholders will automatically receive shares for all future scrip dividends. This election can be cancelled at any time by the shareholder. Further details of the scrip dividend scheme was mailed to shareholders on 30 March 2007, and is also available on the Company website www.prudential.co.uk/prudential-plc/investors/

The evergreen scrip is subject to shareholders' approval, at the 2007 Annual General Meeting, of a resolution authorising directors to offer scrip dividend to shareholders until the 2012 Annual General Meeting (at which time such authorisation will need to be renewed) and a resolution amending the Articles of Association of the Company to accommodate the 'evergreen' nature of the evergreen scrip.

Annual report – future mailings

Under the new Companies Act 2006 provisions, the Company is notifying shareholders this year that they will no longer receive hard copies of the Annual Report, but will instead receive a notification by email/post that the Annual Report is available on the Company website www.prudential.co.uk/prudential-plc/investors/ The Company advises shareholders to register with Shareview (details below) in order to receive email notifications, therefore maximising the environmental benefits of this process. Shareholders can elect to receive hard copies of the Annual Report by completing the card attached to the Form of Proxy or by contacting Lloyds TSB Registrars on 0870 600 0190.

42 Prudential plc Annual Review and Summary Financial Statement 2006

Electronic communications

Shareholders are encouraged to elect to receive shareholder documents electronically by registering with Shareview at www.shareview.co.uk This will save on printing and distribution costs, and create environmental benefits. When you register, you will be sent an email notification to advise when shareholder documents are available on our website and you will be provided with a link to that information. When registering, you will need your shareholder reference number which can be found on your share certificate or Form of Proxy. Please contact Lloyds TSB Registrars if you require any assistance or further information.

Share dealing services

The Company’s Registrars, Lloyds TSB Registrars, offer a postal dealing facility for buying and selling Prudential plc ordinary shares, telephone 0870 242 4244. They also offer a telephone and internet dealing service, Shareview, which provides a simple and convenient way of selling Prudential plc shares. For telephone sales call 0870 850 0852 between 8.30am and 4.30pm, Monday to Friday, and for internet sales log on to www.shareview.co.uk/dealing

ShareGift

Shareholders who only have a small number of shares whose value makes it uneconomic to sell them may wish to consider donating them to ShareGift (Registered Charity 1052686). The relevant share transfer form may be obtained from Lloyds TSB Registrars or from the Company website www.prudential.co.uk/ prudential-plc/investors/shareholder_services/ Further information about ShareGift may be obtained on 020 7337 0501 or from www.ShareGift.org There are no implications for capital gains tax purposes (no gain or loss) on gifts of shares to charity and it is also possible to obtain income tax relief.

Irish branch register

The Company operates a branch register for Irish shareholders. All enquiries regarding Irish branch register accounts should be directed to Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7. Telephone: 00 353 1 810 2400.

American Depositary Receipts (ADRs)

The Company’s ordinary shares are listed on the New York Stock Exchange in the form of American Depositary Shares, evidenced by ADRs and traded under the symbol PUK. Each American Depositary Share represents two ordinary shares. All enquiries regarding ADR holder accounts should be directed to JP Morgan, the authorised depositary bank, at JP Morgan Service Center, PO Box 3408, South Hackensack, NJ 07606-3408, USA.

Telephone: 001 201 680 6630 or log on to www.adr.com

Form 20-F

The Company is subject to the reporting requirements of the Securities and Exchange Commission (SEC) in the USA as such requirements apply to foreign companies and files its Form 20-F with the SEC. Copies of Form 20-F can be found on the Company’s website at www.prudential.co.uk or on the SEC’s website at www.sec.gov

Prudential plc Annual Review and Summary Financial Statement 2006 43

How to contact us

Prudential plc

Laurence Pountney Hill London EC4R 0HH Tel: +44 (0)20 7220 7588 www.prudential.co.uk

Sir David Clementi

Chairman

Mark Tucker

Group Chief Executive

Philip Broadley

Group Finance Director

Rebecca Burrows

Group Communications Director

Peter Maynard

Group Legal Services Director & Company Secretary

Priscilla Vacassin

Group Human Resources Director

Prudential UK & Europe

3 Sheldon Square London W2 6PR Tel: +44 (0)20 7334 9000 www.pru.co.uk

Nick Prettejohn

Chief Executive

M&G

Laurence Pountney Hill London EC4R 0HH Tel: +44 (0)20 7626 4588 www.mandg.co.uk

Michael McLintock

Chief Executive

Prudential Corporation Asia

13th Floor

One International Finance Centre 1 Harbour View Street Central Hong Kong Tel: +852 2918 6300 Fax: +852 2525 7522 www.prudentialcorporation-asia.com

Barry Stowe

Chief Executive

Jackson National Life Insurance Company

1 Corporate Way Lansing Michigan 48951 United States Tel: +1 517 381 5500 www.jnl.com

Clark Manning

President & Chief Executive Officer

Institutional Analyst and Investor Enquiries

Tel: +44 (0)20 7548 3511

E-mail: investor.relations@prudential.co.uk

Private Shareholder Enquiries

Tel: +44 0870 600 0190 International shareholders’ tel: + 44 (0) 121 415 7047

Media Enquiries

Tel: +44 (0)20 7548 2007

E-mail: media.relations@prudential.co.uk

44 Prudential plc Annual Review and Summary Financial Statement 2006

Prudential public limited company

Incorporated and registered in England and Wales

Registered office Laurence Pountney Hill London EC4R 0HH Registered number: 1397169

Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated by the Financial Services Authority (FSA)

Forward-Looking Statement

This report may contain certain ‘forward-looking statements’ with respect to certain of Prudential’s plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words ‘believes’, ‘intends’, ‘expects’, ‘plans’, ‘seeks’ and ‘anticipates’, and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential’s control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential’s actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential’s forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this report or any other forward-looking statements it may make.

This report is printed on Revive 50:50. This paper is produced from 50 per cent recovered waste and 50 per cent virgin fibre, and the pulp is bleached using an Elemental Chlorine Free (ECF) process. The Forest Stewardship Council have given this paper their Mixed Sources accreditation, acknowledging it has been produced from recycled wood or fibre, well-managed forests and other controlled sources. The paper mill and printer are certified to the ISO 14001 environmental management standard. This report can be recycled.

Designed and produced by CGI London. Printed by royle corporate print.

Prudential public limited company

Incorporated and registered in England and Wales

Registered office

Laurence Pountney Hill London EC4R 0HH Registered number: 1397169

Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated by the Financial Services Authority (FSA)

www.prudential.co.uk

PRUDENTIAL

Notice of Annual General Meeting 2007 and Explanation of Business

This document is important and requires your immediate attention.

If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from a stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all your shares in Prudential plc, please forward this document, together with the form(s) of proxy as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through or to whom the sales or transfer was effected for transmission to the purchaser or transferee.

PRUDENTIAL

PRUDENTIAL     SIR DAVID CLEMENTI     CHAIRMAN     PRUDENTIAL PLC 12 ARTHUR STREET

13 April 2007 LONDON EC4R 9AQ

Dear Shareholder

Annual General Meeting

This year’s Annual General Meeting (the Meeting) is to be held in The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 17 May 2007 at 11.00 am and the Notice of the Meeting (Notice) is set out on pages 7 and 8 of this document.

I thought it might be helpful for me to say a few words below on each of the resolutions to be proposed at the Meeting.

Ordinary resolution 1: Annual Report 2006

The business of the Meeting will begin with a resolution to receive the Annual Report in respect of the year ended 31 December 2006. Shareholders will have the opportunity to put any questions on the Annual Report to the directors before the resolution is proposed to the Meeting.

Ordinary resolution 2: Directors’ Remuneration Report

Shareholders will again have the opportunity to cast an advisory vote on the Directors’ Remuneration Report for the year ended 31 December 2006.

The Report is set out in full on pages 83 to 95 of the Annual Report 2006. A summary is also contained on pages 24 to 27 of the Annual Review and Summary Financial Statement 2006. Alternatively, the report is obtainable on request from the Company Secretary at the Registered Office of the Company, or from the Company’s website, http://www.prudential.co.uk/prudential-plc/investors/financialreports/

Ordinary resolutions 3 to 6: Re-election of directors

Under Prudential’s Articles of Association, all directors must retire as directors at least every three years, and at every Annual General Meeting at least one third of the current directors must retire by rotation. Brief biographical details of Philip Broadley, Michael Garrett, Bridget Macaskill and Clark Manning, who are recommended for re-election at this year’s Meeting, are included in Appendix 1 to this document and in the Annual Report and the Annual Review and Summary Financial Statement 2006.

As required under the provisions of the Combined Code on Corporate Governance relating to the re-election of non-executive directors, the Board unanimously recommends the re-election of Michael Garrett and Bridget Macaskill, the Board considers that they are independent in character and judgement and each provides a strong, non-executive presence on the Board. I confirm that following evaluation of the Board’s performance, Michael Garrett and Bridget Macaskill continue to make a significant and effective contribution to the work of the Board and demonstrate commitment to their role as non-executive directors.

Ordinary resolution 7: Election of Barry Stowe as a director

Shareholders will be asked to elect Barry Stowe as an executive director following his appointment by the Board on 1 November 2006. Brief biographical details are included in Appendix 1 to this document and in the Annual Report and the Annual Review and Summary Financial Statement 2006.

Prudential plc

Incorporated and registered in England and Wales. Registered Office Laurence Pountney Hill, London, EC4R 0HH, Registered number 1397169. Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated by the Financial Services Authority (FSA).

PRUDENTIAL

Ordinary resolutions 8 and 9: Re-appointment of auditor

Shareholders will be asked to confirm the re-appointment of KPMG Audit Plc as the Company’s auditor until the conclusion of the next Annual General Meeting and to grant authority to the directors to determine its remuneration.

Ordinary resolution 10: Declaration of final dividend for 2006

Shareholders will be asked to approve the payment of a final dividend of 11.72 pence per ordinary share in respect of the year ended 31 December 2006, as recommended by the directors. The dividend will be payable on 22 May 2007 to shareholders on the register of members at the close of business on the record date, 13 April 2007.

Ordinary resolution 11: Political donations

At the Annual General Meeting in 2004, shareholders passed a resolution giving the directors of the Company authority to make donations or incur expenditure which they would otherwise be prohibited from making or incurring following the coming into effect of the relevant provisions of the Political Parties, Elections and Referendums Act 2000 (the 2000 Act). That power will expire at the conclusion of this year’s Meeting. Accordingly, the Notice includes a resolution to renew this authority.

The Company considers that the authority sought to allow it to incur this type of expenditure up to an aggregate limit of £50,000 over a period of three years is necessary, principally to ensure that, because of the uncertainty over which bodies are covered by the 2000 Act’s definition of ‘EU political organisation’, the Company does not unintentionally breach the 2000 Act.

The Company has no intention of changing its current practice of not making donations to political parties in the EU and will not do so without the specific endorsement of its shareholders. However, the 2000 Act defines ‘EU political organisation’ widely to include, among other things, an organisation which carries on activities which are capable of being reasonably regarded as intended to influence public support for a political party in any EU member state or to influence voters in relation to any referendum in any EU member state. As a result, it is possible that EU political organisations may include, for example, interest groups or lobbying organisations concerned with the review of government policy or law reform. It may, depending upon the activity or campaign, be in the Company’s interest to support or participate in such groups or organisations. The purpose of the proposed resolution is to enable the Company to do so without inadvertently breaching the 2000 Act.

Ordinary resolution 12: Renewal of authority to allot ordinary shares

At last year’s Meeting, shareholders passed a resolution giving the directors authority to allot ordinary shares in the Company. That power will expire at the conclusion of this year’s Meeting. Accordingly, the Notice includes a resolution to renew this authority.

It is proposed to authorise the directors to allot ordinary shares up to a maximum nominal value of £40,740,000 (representing approximately 814 million ordinary shares in the Company), which represents approximately 33.33 per cent of the issued ordinary share capital of the Company at 29 March 2007. The directors have no immediate plans to make use of this authority, with the exception of issues of further ordinary shares in accordance with the Company’s obligations under its various executive and employee share plans and its scrip dividend scheme. This renewed authority, which complies with Institutional Investment Committee guidelines, will replace the existing authority in respect of ordinary shares and will expire at the conclusion of next year’s Annual General Meeting.

PRUDENTIAL

Special resolution 13: Renewal of authority for disapplication of pre-emption rights

At last year’s Annual General Meeting, shareholders passed a special resolution giving the directors authority to allot equity securities for cash without first being required to offer such securities to existing shareholders in proportion to their existing holding, by the limited disapplication of Section 89 of the Companies Act 1985. That power will expire at the conclusion of this year’s Meeting. Accordingly, the Notice includes a resolution to renew this authority.

This authority only extends (apart from rights issues and scrip dividends) to the issue of ordinary shares, including the sale of any ordinary shares held in treasury in accordance with the provisions of The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003. As at 29 March 2007, the Company held no treasury shares.

The authority is sought for a maximum nominal value of £6.11 million (representing approximately 122 million ordinary shares in the Company), which is approximately five per cent of the total issued ordinary share capital of the Company at 29 March 2007. As regards rights issues and scrip dividends, the directors believe that the procedure under Section 89 is unduly restrictive and are therefore also seeking continuation of its disapplication in these circumstances. The directors have no immediate plans to make use of this authority, with the exception of issues of further ordinary shares in accordance with the Company’s obligations under its various executive and employee share plans and its scrip dividend scheme. This renewed authority, which complies with Institutional Investment Committee guidelines, will expire at the conclusion of next year’s Annual General Meeting.

Special resolution 14: Renewal of authority for purchase of own shares

The directors consider that there may be circumstances in which it would be desirable for the Company to purchase its own shares in the market. Although the directors have no immediate plans to make such purchases, they would like to be able to act if circumstances arose in which they considered such purchases to be desirable. Purchases would only be made if their effect would be to increase earnings per share and they would be for the benefit of shareholders generally.

Accordingly, this resolution is proposed to authorise the Company to make market purchases of its ordinary shares up to a maximum of 244 million ordinary shares (representing approximately 10 per cent of the Company’s issued share capital at 29 March 2007) at prices not exceeding 105 per cent of the average middle market quotations as derived from the Daily Official List of the London Stock Exchange for the shares for the five business days before the purchase is made. Following the introduction of The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003, companies are now permitted to retain any of their own shares which they have purchased as treasury stock with a view to possible re-issue at a future date, rather than cancelling them as had previously been required by legislation. If the Company were to purchase any of its own ordinary shares, it would consider holding them as treasury stock, pursuant to the authority conferred by this resolution. This would enable the Company to re-issue treasury shares quickly and cost-effectively and would provide the Company with additional flexibility in the management of its capital base. The directors have no immediate plans to exercise this authority, which will expire at the conclusion of next year’s Annual General Meeting.

Special resolution 15: Evergreen scrip

The Company has for some time operated a successful scrip dividend scheme which allows shareholders to elect to receive additional shares instead of all or part of the cash dividends to which they would otherwise be entitled.

PRUDENTIAL

Up to now the system imposed an administrative burden on shareholders as it required a specific notification and specific election in relation to each dividend. It is simpler to adopt an evergreen scheme that allows shareholders to elect to receive additional shares for every dividend paid, until they notify the Company that their election is cancelled. However, the directors will continue to use their discretion whether to offer a scrip dividend alternative in respect of each dividend. Shareholders can cancel their election at any time but, to be applicable to subsequent dividends, the notification must be received 20 business days before the relevant dividend payment date.

The Company wrote to shareholders on 30 March 2007, explaining the details of its proposed evergreen scrip dividend scheme and offering shareholders the chance to participate (the Evergreen Circular). The explanatory booklet enclosed in the Evergreen Circular is available on the Company’s website, www.prudential.co.uk/prudential-plc/investors/. Resolution 17 below is proposed to amend the provisions of the Articles relating to the scrip dividend to accommodate the proposed evergreen nature of the scrip scheme. Please see resolution 17 and Appendix 2 of the Notice for further details.

This resolution 15 is proposed, in accordance with Institutional Investment Committee Guidelines, to grant the Company a five-year authority to allot and issue shares in lieu of a cash dividend. In order to maintain the evergreen scrip dividend programme, it is intended that further shareholder authority to allot and issue shares in lieu of dividend will be sought before the expiry of this authority at the 2012 Annual General Meeting.

Special resolutions 16 to 19: Amendments to Articles of Association

On 20 January 2007, certain sections of the Companies Act 2006 (the 2006 Act) came into force, in particular new provisions relating to electronic communications. These resolutions are proposed, amongst other things, to ensure that the Articles of Association of the Company (Articles) are consistent with the relevant provisions of the 2006 Act. The directors have decided that the 2008 Annual General Meeting is the appropriate time to undertake a more general revision of the Articles in line with the remainder of the 2006 Act. This will allow the Company to consider the transitional arrangements made by the Government and the development of market practice.

Resolutions 16 to 19 are proposed to amend the Articles as follows:

– to allow the Company to use its website to communicate with shareholders as permitted by the provisions of the 2006 Act;

– to allow the Company to introduce an evergreen scrip dividend scheme;

– to amend the Company’s indemnification provisions to align it with the Companies Acts; and

– to make it clear that any claims that may be made against the Company or its directors or its professional advisers are to be determined in the English courts.

The proposed changes to the Articles are described in more detail below, and the full text of the proposed amendments is set out in Appendix 2 to the Notice.

Website communications (changes to Articles 190, 195 to 197 and new Article 209A)

The 2006 Act allows companies to communicate with shareholders by means of a website, if authorised to do so by their articles of association or by a resolution of shareholders. This resolution is proposed to alter the Company’s Articles to take advantage of the new provisions. Under the existing Articles an express agreement between the Company and individual shareholders is required before the Company can communicate by this means. The amendments proposed would mean that website communication will become the default position, as permitted by the 2006 Act.

PRUDENTIAL

If this resolution is passed, shareholders will be able to choose either to continue to receive hard copies of the documentation and information generally sent to shareholders (including the Annual Report and Accounts) or to receive a notification either by post or, if they have consented to the Company communicating with them electronically, by email informing them that the documents are available on a website operated by the Company. The resolution will also mean electronic notifications (and other electronic communications) are deemed received when sent.

The directors believe that the proposed amendments to the Articles will be of benefit to shareholders who do not wish to be burdened with long documents, and to the Company, as it represents a considerable saving in printing and distribution costs. In addition, by reducing unnecessary printing, it will produce benefits to the environment.

Evergreen scrip dividend scheme (Article 180)

As explained in relation to resolution 15 on page 3, the Company wrote to shareholders on 30 March 2007 explaining its proposed evergreen scrip dividend scheme in detail and offering shareholders the chance to participate. The changes proposed to Article 180 allow the Board to offer the scrip dividend on this simplified basis.

Directors’ indemnities (Article 218)

The law changed in 2005 to allow companies to provide more wide reaching indemnities to directors than had up to that time been permitted. In particular, companies were permitted to agree to pay the defence costs incurred by their directors in defending any claim against them, on the basis that the company would be entitled to reimbursement if the claim was substantiated and the director was found to be in breach of his or her duties. The changes proposed to Article 180 will align the Company’s Articles with the new law.

Jurisdiction of the English court (Article 219)

The Company has an international shareholder base, which increases the risk that the Company, or its directors or advisers, may become drawn into litigation with shareholders seeking to rely on foreign legal principles or to have their claims heard in courts that are not accustomed to dealing with English companies and English law. The new Article 219 is proposed in order to minimise this risk by requiring disputes involving the Company, its directors and advisers to be brought only in the courts of England and Wales. The directors have been advised that any such disputes should be governed by English law and believe that the English courts are the appropriate forum for resolving such disputes.

Recommendation

The directors consider that all the proposals described in this circular are in the best interests of the Company and its shareholders as a whole and unanimously recommend shareholders to vote in favour of all proposed resolutions, as the directors intend to do in respect of their own beneficial holdings.

Action to be taken

Appointment of a proxy

If you are unable to attend and vote at the Meeting, you are entitled to appoint one or more proxies to attend and vote on your behalf. There are three methods of appointing a proxy:

(a) by completing, signing and returning the enclosed Form of Proxy in the envelope provided;

(b) by logging onto www.sharevote.co.uk; or if you have a portfolio registered with Lloyds TSB Registrars, by logging onto www.shareview.co.uk; or

(c) if you are a member of CREST, by using the CREST electronic proxy appointment service.

PRUDENTIAL

Please read the notes to the enclosed Form of Proxy which give further details about these different methods and the deadlines by which your appointment of a proxy must reach our Registrar. Completion of a Form of Proxy, or the appointment of a proxy electronically, will not stop you from attending the Meeting and voting in person should you so wish.

Method of communication

The Company wishes to communicate with its members via its website rather than the traditional means of sending paper copies of all the documents to each member. The changes to the Articles proposed in special resolution 16 will entitle the Company to do this.

Your attention is drawn to the enclosed communications card attached to the Form of Proxy. The communications card enables you to advise us if you wish to continue to receive hard copies of shareholder documentation and information. You should complete and return the card in the envelope provided by 18 May 2007. If you make no election before 18 May 2007, you will be deemed to have agreed to the Company communicating with you by means of the website. If at any time in the future, you wish to receive a hard copy of any document or information you will be sent these on request.

The enclosed communications card also invites you to advise us if you would prefer to receive notifications of documents and information communicated via the website by email. If you do not consent to electronic notification, you will receive a hard copy notice in the post (unless you have requested hard copy documents).

Notice of the Meeting

The Notice of the Meeting is set out on pages 7 and 8.

Yours sincerely

Sir David Clementi

Chairman

Notice of Annual General Meeting

Prudential plc (the Company), incorporated and registered in England and Wales (registered number 1397169). Notice is hereby given that the Annual General Meeting of the Company will be held in the Churchill Auditorium at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 17 May 2007 at 11.00am for the transaction of the following business:

Ordinary business

As ordinary business to consider and, if thought fit, to pass the following resolutions as ordinary resolutions:

1. To receive and consider the Directors’ Report and the Financial Statements for the year ended 31 December 2006 with the Auditor’s Report thereon.

2. To approve the Directors’ Remuneration Report for the year ended 31 December 2006.

3. To re-elect as a director Mr P A J Broadley.

4. To re-elect as a director Mr M W O Garrett.

5. To re-elect as a director Mrs B A Macaskill.

6. To re-elect as a director Mr C P Manning.

7. To elect as a director Mr B L Stowe.

8. To re-appoint KPMG Audit Plc as auditor until the conclusion of the next general meeting at which the Company’s accounts are laid.

9. To authorise the directors to fix the amount of the auditor’s remuneration.

10. To declare a final dividend of 11.72 pence per ordinary share of the Company for the year ended 31 December 2006, which shall be payable on 22 May 2007 to shareholders who are on the register of members at the close of business on 13 April 2007.

Special business

As special business to consider and, if thought fit, to pass the following resolutions (resolutions 11 and 12 being proposed as ordinary resolutions and resolutions 13 to 19 as special resolutions): Ordinary resolutions 11. Political donations That the Company be and is hereby generally and unconditionally authorised for the purposes of [Part XA of the Companies Act 1985 (as amended)] to make donations to EU political organisations and to incur

EU political expenditure (as such terms are defined in section 347A of that Act) up to a maximum aggregate sum of £50,000, as follows: (a) such authority shall, unless renewed, varied or revoked by the Company in general meeting prior to such time, expire at the conclusion of the Annual General Meeting to be held in 2010; and (b) the Company may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contracts or undertakings as if the said authority had not expired.

12. Renewal of authority to allot ordinary shares

THAT, without prejudice to any other authority conferred on the directors by or pursuant to Article 12 of the Company’s Articles of Association, the authority conferred on the directors by Article 12 of the Company’s Articles of Association to allot generally and unconditionally relevant securities (as defined in Section 80 of the Companies Act 1985) be renewed for a period expiring at the end of the next Annual General Meeting and for that period the Section 80 amount in respect of the Company’s ordinary shares shall be £40,740,000.

Special resolutions

13. Renewal of authority for disapplication of pre-emption rights

THAT the directors be and are hereby authorised to allot equity securities (within the meaning of Section 94 of the Companies Act 1985) for cash pursuant to the power conferred on the directors by Article 13 of the Company’s Articles of Association and for this purpose allotment of equity securities shall include a sale of relevant shares as provided in Section 94(3A) of that Act as if Section 89(1) of that Act did not apply to such allotment provided that (i) the maximum aggregate nominal amount of equity securities that may be allotted or sold pursuant to the authority under Article 13(b) is £6,110,000 and (ii) the authority conferred by this resolution shall expire at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed.

Note: This resolution is conditional upon the passing of resolution 12.

14. Renewal of authority for purchase of own shares THAT the Company be and is hereby generally and unconditionally authorised, pursuant to Article 58 of the Company’s Articles of Association and in accordance with Section 166 of the Companies Act 1985 to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of five pence each in the capital of the Company provided that:

(a) the maximum aggregate number of ordinary shares hereby authorised to be purchased is 244 million;

(b) the maximum price (exclusive of expenses) which may be paid for each ordinary share is an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the share is contracted to be purchased;

(c) the minimum price (exclusive of expenses) which may be paid for each ordinary share is five pence; and

(d) further provided that this authority shall, unless renewed, varied or revoked prior to such time, expire at the end of the Annual General Meeting of the Company to be held in 2008 or 18 months from the date of this resolution (whichever is earlier), save that the Company may before such expiry make a contract or contracts to purchase ordinary shares under the authority hereby conferred which would or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts as if the power conferred hereby had not expired.

All ordinary shares purchased pursuant to said authority shall be either: (i) cancelled immediately upon completion of the purchase; or (ii) be held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the Companies Act 1985.

15. Evergreen scrip

THAT the directors be and are hereby authorised to offer and allot ordinary shares in lieu of dividend from time to time or for such period as they may determine pursuant to the terms of Article 180 of the Company’s Articles of Association provided that the authority conferred by this resolution shall expire at the end of the fifth Annual General Meeting of the Company after the date on which this resolution is passed.

16. Amendments to Articles of Association – website communications

THAT Articles 190, 195, 196 and 197 of the Articles of Association of the Company be and are hereby altered, and new Article 209A of the Articles of Association of the Company be and is hereby inserted by making the amendments set out in Appendix 2 to this Notice.

17. Amendment to Articles of Association – evergreen scrip dividend scheme

THAT Article 180 of the Articles of Association of the Company be and is hereby altered by making the amendments set out in Appendix 2 to this Notice.

18. Amendment to Articles of Association – directors’ indemnities

THAT Article 218 of the Articles of Association of the Company be and is hereby altered by making the amendment set out in Appendix 2 to this Notice.

19. Amendment to Articles of Association – jurisdiction of English court

THAT new Article 219 of the Articles of Association of the Company be and is hereby inserted as set out in Appendix 2 to this Notice.

Other business

To transact any other business appropriate to be dealt with at an annual general meeting.

By order of the Board of Directors,

Peter Maynard Company Secretary Prudential plc Laurence Pountney Hill London EC4R 0HH 13 April 2007

Notes to Notice of Meeting

Entitlement to attend and vote and to appoint proxies

Only the registered holders of fully paid shares are entitled to attend and vote at the Annual General Meeting (the Meeting). To be entitled to attend and vote in respect of the number of shares registered in their name, shareholders must be entered on the register of members of the Company, pursuant to the Uncertificated Securities Regulations 2001, as at 6.00pm on 15 May 2007, or, if this Meeting is adjourned, on the register of members at 6.00pm two days prior to the date of any adjourned meeting. Changes to entries on the register after 6.00pm on 15 May 2007, or, if this Meeting is adjourned, changes to entries on the register of members after 6.00pm two days prior to the date of any adjourned meeting, will be disregarded in determining the rights of any person to attend or vote at the Meeting.

A registered shareholder entitled to vote at the Meeting is entitled to appoint a proxy or proxies pursuant to the Company’s Articles of Association to attend and, on a poll, vote instead of the member; a proxy need not be a member of the Company. Proxies are only entitled to vote on a poll. Members’ attention is drawn to the Form of Proxy accompanying this Notice.

A proxy may be appointed by any of the following methods:

– completing and returning the enclosed Form of Proxy; – electronic proxy appointment by logging onto the Lloyds TSB Registrars’ website www.sharevote.co.uk.

Shareholders will need their Reference Number, Card ID and Account Number, which are printed on the face of the accompanying Form of Proxy. Full details of the procedures are given on the website.

Alternatively, if you have already registered with Lloyds TSB Registrars’ on-line portfolio service Shareview, you can submit your proxy by logging onto your portfolio at www.shareview.co.uk and clicking on ‘Company Meetings’. Instructions are given on the website; or – if you are a member of CREST, by using the CREST electronic appointment service.

IMPORTANT: Whichever method you choose, your instructions or Form of Proxy must be received by the Company’s Registrars no later than 11.00am on 15 May 2007.

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID 7RA01) by 11.00 am on 15 May 2007. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Total voting rights and issued share capital

The total number of issued and fully paid ordinary shares of five pence each as at 29 March 2007 (the latest practicable date prior to the publication of this document) was 2,444,423,914. The issued share capital of the Company at the date of the Meeting will be announced at the Meeting.

Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the Company. The Company does not hold any ordinary shares in treasury, therefore, the total number of voting rights in the Company as at 29 March 2007 was 2,444,423,914.

Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours at the Registered Office of the Company on Mondays to Fridays (public holidays excepted) from the date of this Notice and at the place of the Meeting for 15 minutes prior to and during the Meeting until its conclusion: (a) the register of directors’ interests; (b) copies of the service contracts and details of other benefits between the Group and the executive directors; (c) copies of letters of appointment and the details of other benefits between the Company and the non-executive directors; (d) copy of the letter of appointment and details of other benefits between the Company and the Chairman; and (e) the current Articles of Association and the proposed amendments.

Appendix 1 – Biographies of directors standing for election and re-election

Philip Broadley FCA

Group Finance Director.

Philip Broadley has been an executive director of Prudential and Group Finance Director since May 2000. He is currently Chairman of the 100 Group of Finance Directors and a member of the Insurance Advisory Group of the International Accounting Standards Board. He is also President of the Przezornosc Charitable Foundation, which has been established in Poland in recognition of former policyholders with whom the Company lost contact. Previously, he was with the UK firm of Arthur Andersen, where he became a partner in 1993.

Michael Garrett

Independent non-executive director and member of the Remuneration Committee.

Michael Garrett has been an independent non-executive director of Prudential since September 2004. He worked for Nestle from 1961, becoming Head of Japan (1990 –1993), and then Zone Director and Member of the Executive Board, responsible for Asia and Oceania, and in 1996 his responsibilities were expanded to include Africa and the Middle East. He retired as Executive Vice President of Nestle in April 2005. In addition, he served the Government of Australia as Chairman of the Food Industry Council and as a Member of the Industry Council of Australia, and was also member of the Advisory Committee for an APEC (Asia-Pacific Economic Cooperation) Food System, a Member of The Turkish Prime Minister’s Advisory Group and the WTO (World Trade Organisation) Business Advisory Council in Switzerland. He remains a director of Nestle companies in India and Japan, and was appointed Chairman of the Evian Group in 2001, a think tank and forum for dialogue promoting free trade. He also serves as a non-executive director on the Boards of the Bobst Group Switzerland and Hasbro Inc. in the USA, and is a member of the Finance and Performance Review Committee of The Prince of Wales International Business Leaders Forum (IBLF).

Bridget Macaskill

Independent non-executive director, Chairman of the Remuneration Committee and Member of the Nomination Committee.

Bridget Macaskill has been an independent non-executive director of Prudential since September 2003. She rejoined the Board of Prudential having previously resigned due to a potential conflict of interest in 2001. She has been a member of the Remuneration Committee since 2003 and became Chairman of the Remuneration Committee on 18 May 2006. She is a non-executive director of the Federal National Mortgage Association (Fannie Mae), and on 1 April 2007 was appointed non-executive director on the board of Scottish & Newcastle PLC. She was previously a non-executive director of J Sainsbury Plc. Prior to that she spent 18 years at OppenheimerFunds Inc, a major New York based investment management company the final 10 years of which she was Chief Executive Officer.

Clark Manning FSA MAAA

Executive director.

Clark Manning has been an executive director of Prudential since January 2002. He is also President and Chief Executive Officer of Jackson National Life Insurance Company. He was previously Chief Operating Officer, Senior Vice President and Chief Actuary of Jackson National Life Insurance Company, which he joined in 1995. Prior to that, he was Senior Vice President and Chief Actuary for SunAmerica Inc, and prior to that Consulting Actuary at Milliman & Robertson Inc. He has more than 25 years’ experience in the life insurance industry, and holds both a bachelor’s degree in actuarial science and an MBA from the University of Texas. He also holds professional designations of Fellow of the Society of Actuaries (FSA) and Member of the American Academy of Actuaries (MAAA).

Barry Stowe

Executive director.

Barry Stowe has been an executive director of Prudential since 1 November 2006, and Chief Executive, Prudential Corporation Asia since 9 October 2006. Previously, he was President, Accident & Health Worldwide for AIG Life Companies. He joined AIG in 1995, and prior to that was President and CEO of NISUS, a subsidiary of Pan-American Life, from 1992-1995. Prior to NISUS, Barry spent 12 years at Willis Corroon in the US.

Appendix 2 – Proposed changes to the Articles of Association of Prudential plc

This Appendix 2 sets out the proposed amendments to the Articles of Association of Prudential plc (Articles). References are to the current Articles unless otherwise stated. A draft of the Articles, as amended, showing the changes from the existing

Articles will be available for inspection at the places and times set out in the Notice of Meeting.

If passed, resolutions 16 to 19 would amend the Articles of the Company as follows.

Article 180: Extra shares instead of cash dividend

Deleting paragraph (a) of the present Article 180 and adopting the following in substitution therefor: ‘(a) The directors may specify a particular dividend or dividends or all or any dividends to be paid within a specified period or all dividends to be paid until notice is given that such offer is withdrawn.’ Deleting paragraph (g) of the present Article 180 and adopting the following in substitution therefor: ‘(g) The Extra Shares allotted in lieu of any dividend shall rank pari passu in all respects with the fully paid shares in issue at the date of allotment except that they will not be entitled to participate in the relevant dividend or share election in lieu.’

Article 190: Record dates for sending documents to shareholders Deleting paragraph (c) of the present Article 190 and adopting the following in substitution therefore: ‘(c) for the purpose of sending any notice or other document or information pursuant to these Articles, the Companies Acts or other rules and regulations applicable to the Company, determine that the persons entitled to receive such notices, documents or information are those persons entered on the register at the close of business on a day determined by the Company or the board, which day shall not be more than 21 days before the day that such the relevant notice, document or information is sent.’

Article 195: Methods of Company sending notice

Deleting the present Article 195 and adopting the following in substitution therefor: ‘195. The Company shall send any notice or other document or information pursuant to these Articles the Companies Acts or other rules and regulations applicable to the Company to a member by whichever of the following methods it may in its absolute discretion determine: (a) personally; or (b) by posting the notice or other document in a prepaid envelope addressed, in the case of a member, to his registered address, or in any other case, to the person’s usual address; or (c) by leaving the notice or other document at that address; or (d) if the member has agreed (generally or specifically) that the document or information may be sent or supplied using electronic means (and has not revoked that agreement), by sending the notice or other document using electronic means to such address (if any) for the time being notified to the Company by or on behalf of the member for that purpose (generally or specifically); or (e) in accordance with Article 196; or (f) by any other method approved by the board.’

Article 196 and 197: Website publication by Company

Deleting the present Articles 196 and 197 and adopting the following in substitution therefor: ‘196. Subject to the Companies Acts, the Company may also send any notice or other document or information pursuant to these Articles, the Companies Acts or other rules and regulations applicable to the Company to a member by publishing that notice or other document or information on a website where: (a) the member has agreed (or is taken to have agreed in accordance with the Companies Acts) to him having access to the notice or document or information on a website (instead of it being sent to him); (b) the notice or document is one to which that agreement applies; (c) the member is notified, in writing, of:

(i) the publication of the notice or document on a website;

(ii) the address of that website;

(iii) the place on that website where the notice or document may be accessed, and how it may be accessed; and (d) the notice or document is published on that website throughout the publication period, provided that, if the notice or document is published on that website for a part, but not all of, the publication period, the notice or document shall be treated as being published throughout that period if the failure to publish that notice or document throughout that period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

197. In Article 196 publication period means:

(a) in the case of a notice of an adjourned meeting pursuant to Article 80 a period of not less than seven clear days before the date of the adjourned meeting, beginning on the day following that on which the notification referred to in sub paragraph (c) above is sent or (if later) is deemed sent; (b) in the case of a notice of a poll pursuant to Article 88, a period of not less than seven clear days before the taking of the poll, beginning on the day following that on which the notification referred to in sub paragraph (c) above is sent or (if later) is deemed sent; (c) otherwise, for the applicable notice period specified in these Articles or any applicable provision of the Companies Act; and (d) in any other case, a period of not less than 28 days, beginning on the day following that on which the notification referred to in Article 196 (c) above is sent or (if later) is deemed sent.’

Article 209A: Right to hard copy

Inserting a new Article 209A immediately following the present Article 209 as follows: ‘209A. Where a member has been sent a notice, document or other information by the Company otherwise than in hard copy form, the Company will, without charge, send a copy of such notice, document or other information in hard copy form to the member concerned within 21 days after receipt by the Company of a request in writing therefor from such member.’

Article 218: Indemnity to directors and officers

Deleting the present Article 218 and adopting the following in substitution therefor: ‘218. Subject to the provisions of the Companies Acts, the Company may indemnify any director, officer or employee of the Company or of any associated company against any liability and may purchase and maintain for any director, officer or employee of the Company or of any associated company insurance against any liability.’

Article 219: Jurisdiction

Inserting a new Article 219 immediately following the present Article 218 as follows: ‘219. Any proceeding, suit or action: (i) between a shareholder in that shareholder’s capacity as such and the Company and/or its directors arising out of or in connection with these Articles or otherwise; and/or (ii) to the fullest extent permitted by law, between the Company and any of its directors in their capacities as such or as employees of the Company, including all claims made by or on behalf of the Company against its directors; and/or (iii) between a shareholder in that shareholder’s capacity as such and the Company’s professional service providers and/or (iv) between the Company and the Company’s professional service providers arising in connection with any claim within the scope of this Article 219 sub-paragraph (iii), may only be brought in the courts of England and Wales, for this purpose ‘court’ shall mean any court of competent jurisdiction or other competent authority including, for the avoidance of doubt, a court or authority in any jurisdiction which is not a signatory to the New York Convention. Damages alone may not be an adequate remedy for any breach of Article 219, so that in the event of a breach or anticipated breach, the remedies of injunction and/or an order for specific performance would in appropriate circumstances be available.’

Prudential public limited company

Incorporated and registered in England and Wales

Registered office:

Laurence Pountney Hill London EC4R 0HH Registered number: 1397169 Prudential plc is a holding company, subsidiaries some of whose are authorised and regulated by the Financial Services Authority (FSA) www.prudential.co.uk

PRUDENTIAL    GH0B0052 04/2007

Prudential plc Annual General Meeting 2007
Attendance Card

PRUDENTIAL

LEAVE THIS AREA CLEAR

LASER DETAILS WITHIN THIS AREA

Tear along this line

Communications Card
The Companies Act 2006 enables shareholders to specify the way in which they wish companies to communicate with them and we are therefore proposing to alter the Company's Articles of Association to take advantage of the new provisions. If passed, this would mean that you may choose either to receive a hard copy of the report and accounts (and other documentation and information generally sent to shareholders) or to receive a notification either by post or email that the documents are available on the Company's website. Please see below a communications card which sets out your options:

Shareholder Reference

1499-012-8

PRUDENTIAL

IMPORTANT SHAREHOLDER CHOICES – PLEASE READ IN FULL

Option 1: Website communication with electronic notification
If you no longer require hard copy documents and would be happy to receive electronic notification of the publication of shareholder documents on the Company's website please register at www.shareview.co.uk, or alternatively, fill in your email address in the boxes below and return this form in the envelope provided.

Ticking this box and providing your email address will result in you joining the Shareview Service in accordance with its terms and conditions, which can be found online at www.shareview.info/terms: ☐

My email address is:

Option 2: Website communication with hard copy notification
If you no longer require hard copy documents **you don't need to take any further action**. You would then receive hard copy notification of the publication of shareholder documents on the Company's website.

Option 3: Hard copy documents
To continue to receive documents in the traditional paper form, please tick this box and return this form in the envelope provided. ☐

You can change your instructions at any time by writing to **Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA**

Page 1

Prudential plc Annual General Meeting 2007

To be held at: The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Thursday 17 May 2007 at 11.00am.

Refreshments will be available from 10.30am and after the meeting.

Special arrangements have been made to help shareholders who are in any way physically disabled or those who are hard of hearing.

By Underground – The nearest tube stations are St James’s Park and Westminster on the District and Circle Lines. Westminster is also on the Jubilee line.

By Bus – Bus routes, 24, 11 and 211 all stop nearby.

Additional Information:

Prudential plc’s Report and Accounts and AGM documents will be available for viewing on the Company’s website approximately one month before the scheduled Annual General Meeting each year.

Please refer to the Chairman’s letter accompanying the Notice of Meeting for further information about the changes to communications between the Company and its shareholders.

Guidance Notes

• If you elect for Option 1 or 2 you will be able to view shareholder documents, such as the Annual Report and company updates, following receipt of notification of publication of such documents on our website.

• If you elect for Option 1 by registering your email address at www.shareview.co.uk, or for Option 2, you do not need to return this form.

• Please note that if you do not return this form or register online on or before 18 May 2007 then you will be treated as having selected Option 2. As such, shareholder documents or information will not be sent directly to you, but instead will be available following their publication on the Company’s website.

• Whichever option you choose, your choice will apply to your existing shareholding and any shareholding which may hereafter stand in your name in the Company’s books.

• The Company reserves the right to send any document to shareholders in traditional paper form should it feel it appropriate to do so.

• You can change your instructions at any time by writing to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA.

St James’s Park     BIRDCAGE WALK     Queen Elizabeth II     Conference Centre     Westminster     GREAT GEORGE STREET

WESTMINSTER BRIDGE     Main Entrance     Parliament Square     PETTY FRANCE TOTHILL STREET     River Thames

Westminster Abbey     St James’s Park     VICTORIA STREET     Victoria Station     Houses of Parliament     P

The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE

The Queen Elizabeth II Conference Centre operates a security system.

Cameras and recording devices are not permitted in the auditorium.

Prudential plc Annual General Meeting 2007

Notes

1. If you wish to attend the Annual General Meeting at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Thursday 17 May 2007 at 11.00am, please bring with you the Attendance Card. You may be asked to produce it to show you have the right to attend and speak or vote at the meeting.

2. If you wish to vote at the Annual General Meeting but are unable to attend in person, you may appoint a proxy to act on your behalf by completing the Form of Proxy overleaf. You may appoint a proxy of your own choice if you wish; if you do so the words ‘the Chairman of the meeting’ should be deleted and the name of the proxy entered into the appropriate space. A proxy may not speak at the meeting, except with the permission of the Chairman of the meeting.

3. A proxy need not be a member of the Company. Appointment of a proxy does not preclude a member from attending the meeting and voting in person.

Completion of Form of Proxy

4. If you want your proxy to vote in a certain way on the resolutions specified please place a mark in the relevant boxes. If you select ‘Discretionary’ or fail to select any of the given options your proxy can vote as he or she chooses or can decide not to vote at all. The proxy can also do this on any additional or amended resolution that is put to the meeting.

5. The ‘Vote Withheld’ option is provided to enable you to abstain on any particular resolution. However it should be noted that a vote withheld is not a vote in law and will not be counted in the calculation of the proportion of the votes ‘For’ and ‘Against’ a resolution.

6. The attention of joint holders is directed to the following extract from the Articles of Association of the Company: ‘In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which names of the holders stand in the register.’

7. This form and any power of attorney or any other authority (or a copy of such authority certified notarially) under which it is signed must reach Lloyds TSB Registrars using the envelope provided not later than 48 hours before the time fixed for the meeting. A corporation is requested to complete this form either by sealing it or by signing under the hand of its attorney or duly authorised officer.

Electronic Proxy Appointment

A proxy may also be appointed electronically as follows:

Electronic Proxy Appointment

An electronic proxy appointment may be made by logging onto Lloyds TSB Registrars’ website www.sharevote.co.uk. Shareholders will need their Reference Number, Card ID and Account Number and the three sets of numbers printed at the top of page 4. Full details of the procedures are given on the website. Alternatively, if you have already registered with Lloyds TSB Registrars’ on-line portfolio service Shareview, you can submit your proxy by logging onto your portfolio at www.shareview.co.uk and clicking on Company Meetings. Instructions are given on the website.

Electronic Voting through CREST

If you are a CREST member, you may use the CREST electronic proxy appointment service. The CREST Proxy Instruction must be properly authenticated in accordance with CREST specifications and must contain the information required for such instructions as set out in the CREST manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by our agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments.

IMPORTANT: In any case your instructions or Form of Proxy must be received by the Company’s Registrars no later than 11.00am on

15 May 2007. Please note that any electronic communication found to contain a computer virus will not be accepted.

Further details are included on page 9 of the Notice of Annual General Meeting 2007 and Explanation of Business.

Prudential plc Annual General Meeting 2007
Form of Proxy

PRUDENTIAL

REFERENCE NUMBER	CARD I.D.	ACCOUNT NUMBER
00000000	00000000	0000000

I/We, the undersigned, a member of Prudential plc, hereby appoint the Chairman of the meeting (see note 2 on page 3)

as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on 17 May 2007 at 11.00am and at any adjournment thereof. I/We have indicated how I/we wish my/our proxy to vote on the following resolutions by marking the appropriate boxes like this ☒. I/We further authorise my/our proxy to vote on any other resolutions that may properly be put to the meeting as my/our proxy thinks fit. If no indication is given, the proxy will vote or abstain at his/her discretion.

Ordinary business	For	Against	Vote withheld	Discretionary
1. To receive the Directors' Report and the Financial Statements	☐	☐	☐	☐
2. To approve the Directors' Remuneration Report	☐	☐	☐	☐
3. To re-elect as a director Mr P A J Broadley	☐	☐	☐	☐
4. To re-elect as a director Mr M W O Garrett	☐	☐	☐	☐
5. To re-elect as a director Mrs B A Macaskill	☐	☐	☐	☐
6. To re-elect as a director Mr C P Manning	☐	☐	☐	☐
7. To elect as a director Mr B L Stowe	☐	☐	☐	☐
8. To re-appoint KPMG Audit Plc as auditor	☐	☐	☐	☐
9. To authorise the directors to fix the amount of the auditor's remuneration	☐	☐	☐	☐
10. To declare a final dividend of 11.72 pence per ordinary share of the Company	☐	☐	☐	☐
Special business				
11. Ordinary resolution: renewal of authority to make political donations	☐	☐	☐	☐
12. Ordinary resolution: renewal of authority to allot ordinary shares	☐	☐	☐	☐
13. Special resolution: renewal of authority for disapplication of pre-emption rights	☐	☐	☐	☐
14. Special resolution: renewal of authority for purchase of own shares	☐	☐	☐	☐
15. Special resolution: to authorise the evergreen scrip dividend scheme	☐	☐	☐	☐
16. Special resolution: amendments to Articles of Association – website communications	☐	☐	☐	☐
17. Special resolution: amendment to Articles of Association – evergreen scrip dividend	☐	☐	☐	☐
18. Special resolution: amendment to Articles of Association – directors' indemnities	☐	☐	☐	☐
19. Special resolution: amendment to Articles of Association – jurisdiction of the English court	☐	☐	☐	☐

Date ______ Signature ______

1499-013-5

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Prudential plc Incorporated and registered in England and Wales. Registered number 1397169. Registered office: Laurence Pountney Hill, London EC4R 0HH

Page 4

PRUDENTIAL PLC Please

Mark Here

for Address

Change or

Comments

SEE REVERSE SIDE

Ordinary Business PLEASE REFER TO THE REVERSE OF THIS CARD FOR THE RESOLUTIONS TO BE VOTED AT THE MEETING.

FOR AGAINST WITHHELD FOR AGAINST WITHHELD FOR AGAINST WITHHELD FOR AGAINST WITHHELD

Res. 1 Res. 5 Res. 9 Res. 13

FOR AGAINST WITHHELD FOR AGAINST WITHHELD FOR AGAINST WITHHELD FOR AGAINST WITHHELD

Res. 2 Res. 6 Res. 10 Res. 14

FOR AGAINST WITHHELD FOR AGAINST WITHHELD Special FOR AGAINST WITHHELD FOR AGAINST WITHHELD

Business

Res. 3 Res. 7 Res. 11 Res. 15

FOR AGAINST WITHHELD FOR AGAINST WITHHELD FOR AGAINST WITHHELD FOR AGAINST WITHHELD

Res. 4 Res. 8 Res. 12 Res. 16

FOR AGAINST WITHHELD

Res. 17

FOR AGAINST WITHHELD

Res. 18

FOR AGAINST WITHHELD

Res. 19

Mark the box at right if you wish to give a discretionary

proxy to the Chairman. PLEASE NOTE: Marking this box

voids any other instructions indicated above.

ADR Holder Co-owner

sign here: Date: sign here: Date:

FOLD AND DETACH HERE

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”) REPRESENTING ORDINARY SHARES OF

PRUDENTIAL PLC

JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that the Annual General Meeting (the “Meeting”) of Prudential plc (the “Company”) will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE, on Thursday, May 17, 2007, at 11:00 a.m. or at any adjournment thereof.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADR(s) for or against or to be withheld from voting on the Resolutions, or any of them, to be proposed at the Meeting, kindly execute and forward to JPMorgan Chase Bank, N.A., Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote for or against or to be withheld from voting on the Resolutions, or any of them, as the case may be. You may include instructions to give a discretionary proxy to the Chairman of the Meeting. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 3:00 p.m., Friday, May 11, 2007. Only the registered holders on record at the close of business Thursday, March 29, 2007 will be entitled to execute the attached Voting Instruction Card.

JPMorgan Chase Bank, N.A., Depositary

PRUDENTIAL PLC

JPMorgan Chase Bank, N.A., Depositary P.O. Box 3500, South Hackensack, NJ 07606-3500

The undersigned, a registered holder of ADR(s) representing Ordinary Shares of the Company, hereby requests and authorizes JPMorgan Chase Bank, N.A., Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the Ordinary Shares of the Company represented by ADR(s) registered in the name of the undersigned on the books of the Depositary as of the close of business on Thursday, March 29, 2007 at the Annual General Meeting of the Company to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE, on Thursday, May 17, 2007 at 11:00 a.m. or at any adjournment thereof.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to the Chairman of the Meeting, the underlying Ordinary Shares represented by your ADR(s) will be voted by the Chairman of the Meeting in his or her discretion. If these instructions are properly signed and dated but no direction is made, the underlying Ordinary Shares represented by such Receipt(s) will be voted by the Depositary FOR all Resolutions at the Meeting. Ordinary Shares represented by your ADR(s), for which no timely Voting Instruction Card is received by the Depositary, shall not be voted.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 3:00 p.m., Friday, May 11, 2007. The 2006 Annual Report and Accounts is available at www.prudential.co.uk/prudential-plc/investors/financialreports/

PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

Address Change/Comments (Mark the corresponding box on the reverse side)

FOLD AND DETACH HERE

RESOLUTIONS

Ordinary Business

1. To receive the Directors’ Report and the Financial Statements

2. To approve the Directors’ Remuneration Report

3. To re-elect as a director Mr P A J Broadley

4. To re-elect as a director Mr M W O Garrett

5. To re-elect as a director Mrs B A Macaskill

6. To re-elect as a director Mr C P Manning

7. To elect as a director Mr B L Stowe

8. To reappoint KPMG Audit Plc as auditor

9. To authorise the directors to fix the amount of the auditor’s remuneration

10. To declare a final dividend of 11.72 pence per ordinary share of the Company

Special Business

11. Ordinary resolution: renewal of authority to make political donations

12. Ordinary resolution: renewal of authority to allot ordinary shares

13. Special resolution: renewal of authority for disapplication of pre-emption rights

14. Special resolution: renewal of authority for purchase of own shares

15. Special resolution: to authorise the evergreen scrip dividend scheme

16. Special resolution: amendments to articles of association - website communications

17. Special resolution: amendment to articles of association - evergreen scrip dividend

18. Special resolution: amendment to articles of association - directors’ indemnities

19. Special resolution: amendment to articles of association - jurisdiction of the English court

Prudential plc Annual General Meeting 2007

Form of Proxy - IRISH BRANCH REGISTER

PRUDENTIAL

IVC:

I/We, the undersigned, a member of Prudential plc, hereby appoint the Chairman of the meeting (see note 2 on reverse)

as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on 17 May 2007 at 11.00am and at any adjournment thereof. I/We have indicated how I/we wish my/our proxy to vote on the following resolutions by marking the appropriate boxes like this X . I/We further authorise my/our proxy to vote on any other resolutions that may properly be put to the meeting as my/our proxy thinks fit. If no indication is given, the proxy will vote or abstain at his/her discretion.

Ordinary Business	For	Against	Vote Withheld	Discretionary
1. To receive the Directors' Report and the Financial Statements				
2. To approve the Directors' Remuneration Report				
3. To re-elect as a director Mr P A J Broadley				
4. To re-elect as a director Mr M W O Garrett				
5. To re-elect as a director Mrs B A Macaskill				
6. To re-elect as a director Mr C P Manning				
7. To elect as a director Mr B L Stowe				
8. To reappoint KPMG Audit Plc as auditor				
9. To authorise the Directors to fix the amount of the auditor's remuneration				
10. To declare a final dividend of 11.72 pence per ordinary share of the Company				
Special Business				
11. Ordinary resolution: renewal of authority to make political donations				
12. Ordinary resolution: renewal of authority to allot ordinary shares				
13. Special resolution: renewal of authority for disapplication of pre-emption rights				
14. Special resolution: renewal of authority for purchase of own shares				
15. Special resolution: to authorise the evergreen scrip dividend scheme				
16. Special resolution: amendments to Articles of Association - website communications				
17. Special resolution: amendment to Articles of Association – evergreen scrip dividend				
18. Special resolution: amendment to Articles of Association - directors' indemnities				
19. Special resolution: amendment to Articles of Association - jurisdiction of the English court				

Prudential plc Incorporated and registered in England and Wales. Registered number 1397169. Registered Office: Laurence Pountney Hill, London EC4R 0HH

Prudential plc Annual General Meeting 2007

Notes

1. If you wish to attend the Annual General Meeting at The Queen Elizabeth II Conference Centre, Broad Sanctuary,

Westminster, London SW1P 3EE on Thursday 17 May 2007 at 11.00am, please phone Capita Registrars on +3531 8102400 to obtain an attendance card. You may be asked to produce it to show you have the right to attend and speak or vote at the meeting.

2. If you wish to vote at the Annual General Meeting but are unable to attend in person, you may appoint a proxy to act on your behalf by completing the Form of Proxy overleaf. You may appoint a proxy of your own choice if you wish; if you do so the words ‘the Chairman of the meeting’ should be deleted and the name of the proxy entered into the appropriate space. A proxy may not speak at the meeting, except with the permission of the Chairman of the meeting.

3. A proxy need not be a member of the Company. Appointment of a proxy does not preclude a member from attending the meeting and voting in person.

Completion of Form of Proxy

4. If you want your proxy to vote in a certain way on the resolutions specified please place a mark in the relevant boxes. If you select ‘Discretionary’ or fail to select any of the given options your proxy can vote as he or she chooses or can decide not to vote at all. The proxy can also do this on any additional or amended resolution that is put to the meeting.

5. The ‘Vote Withheld’ option is provided to enable you to abstain on any particular resolution. However it should be noted that a vote withheld is not a vote in law and will not be counted in the calculation of the proportion of the votes ‘For’ and ‘Against’ a resolution.

6. The attention of joint holders is directed to the following extract from the Articles of Association of the Company: ‘In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which names of the holders stand in the register.’

7. This form and any power of attorney or any other authority (or a copy of such authority certified notarially) under which it is signed must be lodged with Capita Registrars, Unit 5, Manor Street Business Park, Manor Street, Dublin 7 not later than 11:00am on 15 May 2007. A corporation is requested to complete this form either by sealing it or by signing under the hand of its attorney or duly authorised officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 16 April 2007

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Susan Henderson
Susan Henderson
Deputy Group Secretary